
CARNIVAL PLC

Annual Report
Year Ended November 30, 2022

The Carnival plc Annual Report comprises the Strategic Report, Carnival plc consolidated Group and Company Financial Statements, the DLC Financial Statements and certain parts of the Proxy Statement, including its Annexes (the "Proxy Statement").

The Directors consider that, within the Carnival Corporation and Carnival plc dual listed company ("DLC") arrangement, the most appropriate presentation of Carnival plc's results and financial position is by reference to the Carnival Corporation & plc U.S. GAAP consolidated financial statements ("DLC Financial Statements"). Accordingly, the DLC Financial Statements are included as part of the Carnival plc Annual Report.

Cautionary Note Concerning Factors That May Affect Future Results

Some of the statements, estimates or projections contained in this document are "forward-looking statements" that involve risks, uncertainties and assumptions with respect to us, including some statements concerning future results, operations, outlooks, plans, goals, reputation, cash flows, liquidity and other events which have not yet occurred. These statements are intended to qualify for the safe harbors from liability provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts are statements that could be deemed forward-looking. These statements are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate and the beliefs and assumptions of our management. We have tried, whenever possible, to identify these statements by using words like "will," "may," "could," "should," "would," "believe," "depends," "expect," "goal," "aspiration," "anticipate," "forecast," "project," "future," "intend," "plan," "estimate," "target," "indicate," "outlook," and similar expressions of future intent or the negative of such terms.

Forward-looking statements include those statements that relate to our outlook and financial position including, but not limited to, statements regarding:

- Pricing
- Booking levels
- Occupancy
- Interest, tax and fuel expenses
- Currency exchange rates
- Goodwill, ship and trademark fair values
- Liquidity and credit ratings
- Adjusted earnings per share
- Adjusted EBITDA
- Adjusted Net Income (Loss)
- Estimates of ship depreciable lives and residual values

Because forward-looking statements involve risks and uncertainties, there are many factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied in this Strategic Report. This Strategic Report contains important cautionary statements and a discussion of the known factors that we consider could materially affect the accuracy of our forward-looking statements and adversely affect our business, results of operations and financial position. Additionally, many of these risks and uncertainties are currently, and in the future may continue to be, amplified by our substantial debt balance as a result of the pause of our guest cruise operations. It is not possible to predict or identify all such risks. There may be additional risks that we consider immaterial or which are unknown.

Forward-looking statements should not be relied upon as a prediction of actual results. Subject to any continuing obligations under applicable law or any relevant stock exchange rules, we expressly disclaim any obligation to disseminate, after the date of this document, any updates or revisions to any such forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based. Forward-looking and other statements in this document may also address our sustainability progress, plans, and goals (including climate change- and environmental-related matters). In addition, historical, current, and forward-looking sustainability- and climate-related statements may be based on standards and tools for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions and predictions that are subject to change in the future and may not be generally shared.

Strategic Report

The Directors consider that within the DLC arrangement, the most appropriate presentation of Carnival plc's business strategy is by reference to the consolidated strategy of Carnival Corporation & plc. Accordingly, this Strategic Report presents the required strategy and business review for Carnival Corporation & plc in order to satisfy reporting requirements of the Companies Act 2006.

CARNIVAL PLC ANNUAL REPORT	PAGE NO.

Strategic Report

The Carnival plc Annual Report has been submitted to the National Storage Mechanism in European Single Electronic Format ("ESEF") and is available for inspection at data.fca.org.uk/#/nsm/nationalstoragemechanism and will be included in the Annual Meeting materials available to the Carnival plc shareholders. Only the Carnival plc Annual Report in ESEF is the official version for the purposes of the ESEF Regulation. The Form 10-K is not set forth within this document but is available for viewing at www.carnivalcorp.com or www.carnivalplc.com.

2022 Executive Overview

During 2022, we completed a monumental 18-month journey marking our full return to guest cruise operations. Over the past 18 months we have:

- Returned 90 ships to service
- Re-boarded over 100,000 team members to our ships
- Restarted our unmatched portfolio of eight private island and port destinations
- Restarted our unrivaled land-based footprint in Alaska and the Yukon
- Welcomed back nearly nine million guests

Throughout 2022, we progressed on an upward trajectory as we continued to close the gap to 2019, our most recent full year of guest cruise operations, and believe we are gaining momentum on our return to profitability.

- For our cruise segments, revenue per passenger cruise day ("PCD") for the fourth quarter of 2022 increased 0.5% compared to a strong 2019, overcoming the dilutive impact of future cruise credits ("FCCs") and fluctuations in foreign currency. This was better than the third quarter of 2022 which decreased 4.1% compared to 2019.
- Occupancy in the fourth quarter of 2022 was 19 percentage points below 2019 levels, this was better than the first quarter of 2022 which was 50 percentage points below 2019 levels. We achieved this on growing capacity as we returned another 35% of our fleet to service in 2022, reaching 99% of our 2019 capacity levels during the fourth quarter.
- Revenue in the fourth quarter of 2022 was $3.8 billion, which was 80% of 2019 levels. This was better than the third quarter of 2022 which was 66% of 2019 levels, an improvement of 14 percentage points.

The uneven reopening of cruise travel around the world following the effects of COVID-19 and the impact the invasion of Ukraine has had on European countries have had a material impact on our results of operations. While all of our brands are on an upward trajectory, the pace of the recovery has trailed for those brands most heavily exposed to these factors as the impacts have weighed on consumer confidence in those regions resulting in greater uncertainty and closer-in booking patterns. To mitigate these impacts, we have made strategic deployment decisions to increase our closer-to-home and shorter duration itineraries to help reduce the friction of air travel, lower the overall cost of our vacations and facilitate a closer-in booking environment. We believe these decisions have positioned us well to attract more new-to-cruise guests and make us even more of a value proposition compared to land-based alternatives. Additionally, based on the evolving nature of COVID-19 and our ongoing collaboration with local and national public health authorities, our brands responsibly relaxed their COVID-19 related protocols aligning towards land-based vacation alternatives and strengthening our competitiveness.

To help support our growth, drive overall revenue generation, elevate awareness and consideration and enhance demand for both the near- and long-term, we have significantly increased our advertising activities, including a nearly 20% increase in our investment during the fourth quarter of 2022 compared to the fourth quarter of 2019. Our brands are utilizing pricing philosophies to maximize revenue and are sharing best practices across brands. Having been in pause status for nearly two years, we are also rebuilding demand by providing our guests with extraordinary cruise vacations, which we believe will increase the likelihood of our guests recommending our cruise vacations. In addition, we have a renewed focus on our travel agent partner relationships and a growing sales force. While building back demand and enhancing our revenue management tools and strategies, we are working to optimize the combination of occupancy levels with ticket and onboard prices to deliver revenue growth in the near-term while maintaining price integrity for the long-term. We are also not losing sight of our expense base as we have worked through our restart and continue to absorb and mitigate the impacts of the high inflationary environment we have all been living in.

During 2022, we continued to focus on minimizing our environmental impact and achieved a 2% reduction in carbon intensity compared to 2019 (11% reduction for ships in guest cruise operations), a 30% reduction in food waste compared to 2019 and used 290 million fewer single use items compared to 2018. We announced the rollout of Service Power Packages, global fleet upgrades which will improve energy and fuel efficiency and support our sustainability goals and announced the expansion of Air Lubrication Systems, which are expected to generate savings in fuel consumption and reductions in carbon emissions. Additionally, AIDA Cruises and Holland America Line achieved milestones in their decarbonization strategies piloting the use of a blend of marine biofuel. These investments, along with the company's fleet optimization and itinerary reviews, are expected to drive a 15% reduction in fuel consumption per ALBD in 2023, along with a 15% reduction in carbon emissions per ALBD on an annualized basis, both as compared to 2019.

Our fleet optimization efforts included welcoming stunning new flagships for six of our brands including *Carnival Celebration*, *AIDAcosma*, *Costa Toscana*, *Discovery Princess* and *Arvia*, as well as our first luxury expedition ship, *Seabourn Venture*. All of these ships were purpose-built to generate higher returns. In addition, we announced the removal of additional ships from our fleet, bringing the cumulative number of smaller-less efficient ships to be removed from our fleet since the pause to 26. Once completed, these efforts will result in nearly a quarter of our fleet consisting of newly delivered, larger-more efficient ships. We also announced Carnival Fun Italian Style™, a new concept for Carnival Cruise Line's North American guests which will debut in the spring of 2023 with *Costa Venezia* followed by *Costa Firenze* in the spring of 2024. Additionally during 2022, *Costa Luminosa* was transferred to Carnival Cruise Line and began guest operations as *Carnival Luminosa*.

During 2022, we reduced our capital expenditures by over $500 million as compared to our previous guidance. We have re-prioritized our expected spend to reflect the current environment, while maintaining our commitment to seek excellence in compliance, environmental protection, and in looking after the safety, health and well-being of every life we touch. In addition, we broke ground on a new exclusive destination in Grand Bahama Port for our Carnival Cruise Line brand, which will be an important addition to our current existing private islands and unique port destinations which had 6 million visits from our guests in 2022.

Going forward, we are committed to using our expected cash provided by operating activities to strengthen the balance sheet over time and expect to be disciplined and rigorous in making newbuild decisions. We have just four larger ships on order through 2025, plus our second Seabourn luxury expedition ship to be delivered in 2023. This is our lowest order book in decades.

Overall, we remain focused on driving revenue growth and accelerating our return to strong profitability. We believe that over time, this revenue generation and our more focused capital expenditure profile will support significant free cash flow, and propel us on the path to deleveraging, investment grade credit ratings and higher return on invested capital. This has been a truly remarkable year and we have come a long way in an incredibly short amount of time. We look forward to continuing to deliver unforgettable happiness to our guests by providing extraordinary cruise vacations in 2023, while honoring the integrity of every ocean we sail, place we visit and life we touch.

1. Business.

A. Overview

I. Summary

Carnival Corporation was incorporated in Panama in 1974 and Carnival plc was incorporated in England and Wales in 2000. Carnival Corporation and Carnival plc operate a dual listed company ("DLC"), whereby the businesses of Carnival Corporation and Carnival plc are combined through a number of contracts and through provisions in Carnival Corporation's Articles of Incorporation and By-Laws and Carnival plc's Articles of Association. The two companies operate as if they are a single economic enterprise with a single executive management team and identical Boards of Directors, but each has retained its separate legal identity. Carnival Corporation and Carnival plc are both public companies with separate stock exchange listings and their own shareholders. Together with their consolidated subsidiaries, Carnival Corporation and Carnival plc are referred to collectively in this Strategic Report as "Carnival Corporation & plc," "company," "our," "us" and "we." We are the largest global cruise company and among the largest leisure travel companies with a portfolio of world-class cruise lines. With operations in North America, Australia, Europe and Asia, our portfolio features — AIDA Cruises, Carnival Cruise Line, Costa Cruises, Cunard, Holland America Line, Princess Cruises, P&O Cruises (Australia), P&O Cruises (UK) and Seabourn.

II. Mission (Purpose), Vision, Values and Priorities

Mission (Purpose)

To deliver unforgettable happiness to our guests by providing extraordinary cruise vacations, while honoring the integrity of every ocean we sail, place we visit and life we touch.

Vision

As the global leader in the cruise industry, we will lead the way in innovative and sustainable cruising to deliver memorable vacations and build borderless connections.

Culture Essentials (our Core Values)

- **Speak Up** — Our voice is our strength. Every one of us, regardless of level or role, speaks up when we have questions, comments, concerns, or new ideas. If we see something wrong or that doesn't seem right, we say something and trust our voices will be heard without fear of retaliation.
- **Respect & Protect** — The health, safety and well-being of our people and the planet are vital. We choose to take decisive actions to respect and protect every life we touch, the places we sail and the laws that govern us.
- **Empower** — We and our team members have the time, tools and support we need to do our best work. We're empowered to take personal ownership and accountability to succeed, and we take pride in our work.
- **Improve** — Our business is built on forward motion. We have the courage to dream big, driving innovation and continuous improvement in guest and team member experiences, operations, compliance, sustainability and beyond.
- **Listen & Learn** — We listen actively and seek to understand before responding, because the more perspectives we have, the better decisions we make. We value and respect the words and ideas of others, keeping an open mind, and learning from our successes and failures.
- **Communicate** — We openly share our knowledge, skills and information across brands, functions and the entire company to further our collective success. Together we champion our mission, vision, values and company priorities.

Priorities

Ensure each of our world-class brands owns its space in the vacation market by delivering extraordinary experiences tailored to its guests.

We understand vacation expectations and preferences vary widely among our diverse audience of potential guests. To fulfill our mission, and in the process achieve outstanding guest satisfaction levels, industry-leading demand and greatly improved pricing, each of our brands must carve out a distinct identity for delivering cruise experiences. Our brands must effectively market their uniqueness to existing and potential guests and deliver on their promise across the entire guest journey.

Become travel and leisure's employer of choice.

We celebrate our diverse team of over 160,000 team members representing approximately 150 countries and are committed to providing a welcoming and inclusive environment where people from different backgrounds, experiences and walks of life can succeed. We care deeply for our team members and must always cultivate an atmosphere of openness, respect and trust. We know our team members are at the heart of inspiring unforgettable happiness, so we strive to be the world's number-one choice for hospitality, travel and leisure careers.

Maintain our commitment to seek excellence in compliance, environmental protection and in looking after the safety, health and well-being of every life we touch.

Achieving our mission depends on being good corporate citizens and stewards of the environment. Safeguarding the planet we call home, our guests, the communities we serve, and our Carnival family, and complying with the laws and regulations that govern our business, is vital to our success.

Set the pace with the industry's smartest solutions that deliver on our sustainability roadmap to 2030.

Our earth, ecosystem and environment mean everything to us. Without the incredible communities and scenic spaces we operate in, our mission of inspiring unforgettable happiness would be impossible. We're determined to lead the way in sustainable cruising by promoting positive climate action, contributing to a circular economy, partnering with the communities we sail to and from and reducing our carbon footprint. To do this, we are investing in technology upgrades and fleet improvements, piloting alternative fuel types, optimizing itineraries and cultivating a workforce that mirrors the diversity of the communities we encounter along the way.

Strengthen our balance sheet and deliver long-term shareholder value.

In recent years, travel and leisure has endured volatility unlike anything seen in modern history, including unique obstacles that disproportionally affected the cruise industry. With our operations now approaching full strength and the continued support of our guests, team members, investors and other stakeholders, we are focused on our financial fitness. We're determined to drive revenue, operate effectively and efficiently at scale, generate record levels of cash from operations and invest our capital wisely. We believe this will allow us to responsibly reduce our debt over time and return to strong profitability and investment-grade credit ratings.

B. Global Cruise Industry

I. Overview

In the face of the global impact of COVID-19, we paused our guest cruise operations in March 2020 and began resuming guest cruise operations in 2021. As of November 30, 2022, 97% of our capacity is currently serving guests.

We believe cruising offers a broad range of products and services to suit vacationing guests of many ages, backgrounds and interests. Each brand in our portfolio meets the needs of a unique set of consumer psychographics and vacation needs which allows us to penetrate large addressable customer segments. The mobility of cruise ships enables us to move our vessels between regions in order to meet changing demand across different geographic areas.

Cruise brands can be broadly classified as offering contemporary, premium and luxury cruise experiences. The contemporary experience has a more casual ambiance and historically includes cruises that last seven days or less. The premium experience emphasizes quality, comfort, style and more destination-focused itineraries and appeals to those who are more affluent. The premium experience generally includes cruises that last from seven to 14 days. The luxury experience is usually characterized by very high standards of accommodation and service, smaller vessel size and exotic itineraries to ports that are inaccessible by larger ships. We have product and service offerings in each of these three broad classifications.

II. Passenger Capacity by Ocean Going Vessels

	Passenger Capacity as of December 31 (a) (b)	
Calendar Year	**Global Cruise Industry (c)**	**Carnival Corporation & plc**
2019	589,820	254,010
2020	607,500	246,450
2021	636,270	253,950
2022	663,970	259,060
2023	701,490	263,730
2024	729,820	268,050
2025	764,440	272,360

(a) Includes ships which have resumed guest cruise operations and ships expected to resume guest cruise operations. 2023-2025 excludes four ships which will be removed from our fleet. 2023-2025 data is estimated based on announced newbuilds and ship retirements and does not include an estimate for unannounced ship retirements.

(b) In accordance with cruise industry practice, passenger capacity is calculated based on the assumption of two passengers per cabin even though some cabins can accommodate three or more passengers.

(c) Global cruise industry data was obtained from Cruise Industry News.

C. Our Global Cruise Business

I. Segment Information

	Ships in Service or Expected to Return to Service as of November 30, 2022 (a)			
	Passenger Capacity		Percentage of Total Capacity	Number of Cruise Ships
North America and Australia ("NAA") Segment				
Carnival Cruise Line	75,530	(b)	30%	24
Princess Cruises	46,280		18	15
Holland America Line	22,920		9	11
P&O Cruises (Australia)	7,230		3	3
Seabourn	2,840		1	6
	154,800		61	59
Europe and Asia ("EA") Segment				
Costa Cruises ("Costa")	39,580	(b) (c)	16	11
AIDA Cruises ("AIDA")	33,540	(d)	13	12
P&O Cruises (UK)	19,020		7	6
Cunard	6,820		3	3
	98,960		39	32
	253,760		100%	91

(a) As of January 12, 2023, includes three Costa ships, with a passenger capacity of 10,880, which are not in guest cruise operations and are expected to return to service.

(b) *Costa Venezia* with a passenger capacity of 4,200 and *Costa Firenze* with a passenger capacity of 4,240 will be transferred to Carnival Cruise Line in 2023 and 2024, respectively.

(c) Excludes *Costa Magica,* with a passenger capacity of 2,700, which was previously expected to transfer to Carnival Cruise Line and will not resume guest cruise operations. Includes *Costa Fortuna*, with a passenger capacity of 2,700, which is expected to stop guest cruise operations in April 2023.

(d) Excludes *AIDAvita*, with a passenger capacity of 1,270, which will not resume guest cruise operations. Includes *AIDAaura*, with a passenger capacity of 1,270, which is expected to stop guest cruise operations in September 2023.

We also have a Cruise Support segment that includes our portfolio of leading port destinations and other services, all of which are operated for the benefit of our cruise brands.

In addition to our cruise operations, we own Holland America Princess Alaska Tours, the leading tour company in Alaska and the Canadian Yukon, which complements our Alaska cruise operations. Our tour company owns and operates hotels, lodges, glass-domed railcars and motorcoaches which comprise our Tour and Other segment.

II. Passengers Carried

In 2022, we carried 7.7 million passengers, consisting of 5.6 million carried by our NAA segment and 2.1 million carried by our EA segment, which was lower than our historical levels as a result of the pause and subsequent resumption of our guest cruise operations. In 2019, our most recent full year of guest cruise operations, our brands carried 12.9 million passengers, 8.6 million carried by our NAA segment and 4.2 million carried by our EA segment.

III. Ships Under Contract for Construction

As of November 30, 2022, we have a total of 6 cruise ships expected to be delivered through 2025. Our ship construction contracts are with Fincantieri and MARIOTTI in Italy and Meyer Werft in Germany.

	Expected Delivery Date	Passenger Capacity Lower Berth
Carnival Cruise Line		
Carnival Jubilee (a)	December 2023	5,370
Princess Cruises		
Sun Princess (a)	January 2024	4,320
Newbuild (a)	July 2025	4,320
Seabourn		
Seabourn Pursuit	July 2023	260
P&O Cruises (UK)		
Arvia (a)	December 2022	5,290
Cunard		
Queen Anne	April 2024	3,000

(a) Powered by LNG

IV. Cruise Brands


Carnival®

Carnival Cruise Line is "The World's Most Popular Cruise Line®" and has provided multi-generational family entertainment at exceptional value to its guests for 50 years. Carnival Cruise Line creates an environment where guests can be their most playful selves on ships that are designed to inspire the experience of bringing people together, with limitless opportunities for guests to create their own fun. Carnival Cruise Line is teaming up with Costa Cruises to create a new concept for Carnival's North American guests when Carnival Fun Italian Style™ debuts in the spring of 2023. Carnival Fun Italian Style™ will marry the great service, food and entertainment that Carnival's guests enjoy with Costa's Italian design features.


PRINCESS®

For over 55 years, Princess has sailed the world connecting guests to what matters most — the people they love, the people they meet and the destinations they visit. Princess delivers effortless, personalized cruising thanks to the Princess Medallion, a revolutionary wearable that anticipates guests' needs, wants and desires so guests can enjoy more of what they love.


Holland America Line®
SAVOR THE JOURNEY

Holland America Line has been exploring the world for 150 years and was the first cruise line to offer adventures in Alaska and Yukon. Its fleet offers an ideal mid-sized ship experience. Holland America Line's ships feature a diverse range of enriching experiences focused on destination exploration and personalized travel. Live music at sea fills each evening at Music Walk, and dining venues feature exclusive selections from a Culinary Council of world-famous chefs.


P&O CRUISES
LIKE NO PLACE ON EARTH™

For 90 years, P&O Cruises (Australia) has taken Australians & New Zealanders on dream holidays to the most incredible destinations along the Australian coast as well as the idyllic South Pacific. The home-grown cruise line delivers a holiday with great entertainment, world-class dining and unforgettable onboard experiences. Delivered in the Aussie way, guests can choose to do everything, or nothing at all, with P&O Cruises (Australia).


SEABOURN®

Seabourn, the most modern luxury fleet at sea, sails to legendary cities and less-traveled ports. Its smaller, more intimate ships allow guests to discover the unexpected — about the world and about themselves. Guests enjoy ocean-front suites and epicurean dining is theirs on demand. With nearly one team member for every guest, its guests make meaningful connections. With Seabourn, they go further, deeper and experience luxury in action. On a voyage so seamless, so all-inclusive and so far beyond compare, guests never want it to end.


Costa

For more than 70 years, Costa's ships have sailed the seas of the world, offering a diverse choice of cruise holidays. Costa primarily serves guests from Continental Europe, enriching them through the exploration of the most beautiful destinations on five continents. Costa brings a modern Italian lifestyle to its ships and provides guests with a true European experience that embodies a uniquely Italian passion for life through warm hospitality, entertainment and gastronomy, that makes Costa different from any other cruise experience.


AIDA

AIDA is the leading and most recognized brand in the German cruise market. AIDA delivers unique travel experiences with modern comfort, where guests of all ages feel at home and enjoy consistently excellent service accompanied by the AIDA smile. Guests across generations enjoy the German-inspired modern premium lifestyle cruise experience with a wide variety of culinary delights, first-class entertainment, unforgettable shore excursions, numerous sports activities, and spacious wellness areas to relax.


P&O CRUISES

P&O Cruises (UK) is Britain's biggest cruise line, welcoming guests to extraordinary travel experiences designed in a distinctively British way — through a blend of discovery, relaxation and exceptional service catered towards British tastes. P&O Cruises (UK)'s fleet of premium ships deliver authentic travel experiences around the globe, combining style, quality and innovation with a sense of occasion and attention to detail, to create a truly memorable holiday.


CUNARD®

For over 180 years, the iconic Cunard fleet has perfected the timeless art of luxury ocean travel. While onboard, Cunard guests experience unique signature moments, from Cunard's white gloved afternoon tea service to spectacular gala evening balls to its renowned Insights Speaker program. Guest expectations are exceeded through Cunard's exemplary White Star Service®. From the moment a guest steps onboard, every detail of their voyage is curated to ensure they feel special and are inspired by unique events. Onboard Cunard, guests are free to do as much or as little as they please.

V. Principal Source Geographic Areas

(in thousands)	Carnival Corporation & plc Cruise Guests Carried			Brands Mainly Serving
	2022	2021	2019	
United States and Canada	5,140	660	7,170	Carnival Cruise Line, Princess Cruises, Holland America Line, Seabourn and Cunard
Continental Europe	1,610	390	2,590	Costa and AIDA
United Kingdom	660	170	780	P&O Cruises (UK) and Cunard
Australia and New Zealand	230	0	920	Carnival Cruise Line, Princess Cruises and P&O Cruises (Australia)
Asia	10	—	1,110	Princess Cruises and Costa
Other	80	10	300	
Total	**7,730**	**1,220**	**12,870**	

As a result of the resumption of guest cruise operations, data for 2022 and 2021 is not representative of a full year of operations. Due to the pause of our guest cruise operations, data for 2020 is not meaningful and is not included in the table. We have provided 2019 data as it is our most recent full year of guest cruise operations.

VI. Cruise Programs

	Carnival Corporation & plc Percentage of Passenger Capacity by Itinerary		
	2022	2021	2019
Caribbean	34%	32%	32%
Europe without Mediterranean	20	23	14
Mediterranean	18	29	13
Alaska	8	4	6
Australia and New Zealand	3	—	7
China	—	—	4
Other	18	12	25
	100%	100%	100%

Due to the resumption of guest cruise operations, data for 2022 and 2021 is not representative of a full year of operations. Due to the pause of our guest cruise operations, data for 2020 is not meaningful and is not included in the table. We have provided 2019 data as it is our most recent full year of guest cruise operations.

VII. Cruise Pricing and Payment Terms

Each of our cruise brands publishes prices for the upcoming seasons primarily through the internet, although published materials such as direct mailings are also used. Our brands have multiple pricing levels that vary by source market, category of guest accommodation, ship, season, duration and itinerary. Cruise prices frequently change in a dynamic pricing environment and are impacted by a number of factors, including the number of available cabins for sale in the marketplace and the level of guest demand. We offer a variety of special promotions, including early booking, past guest recognition and travel agent programs.

Our bookings are generally taken several months in advance of the cruise departure date. Generally, the longer the cruise itinerary the further in advance the bookings are made. This lead time allows us to manage our prices in relation to demand for available cabins through the use of advanced revenue management capabilities and other initiatives.

The cruise ticket price typically includes the following:

- Accommodations
- Most meals, including snacks at numerous venues
- Access to amenities such as swimming pools, water slides, water parks, whirlpools, a health club, and sun decks
- Child care and supervised youth programs
- Entertainment, such as theatrical and comedy shows, live music and nightclubs
- Visits to multiple destinations

We offer value added packages to induce ticket sales to guests and groups and to encourage advance purchase of certain onboard items. These packages are bundled with cruise tickets and sold to guests for a single price rather than as a separate package and may include one or more of the following:

- Beverage packages
- Shore excursions
- Air packages
- Specialty restaurants
- Internet packages
- Photo packages
- Onboard spending credits
- Service charges

Our brands' payment terms generally require that a guest pay a deposit to confirm their reservation and then pay the balance due before the departure date.

VIII. Seasonality

Our passenger ticket revenues are seasonal. Historically, demand for cruises has been greatest during our third quarter, which includes the Northern Hemisphere summer months. This higher demand during the third quarter typically results in higher ticket prices and occupancy levels and, accordingly, the largest share of our operating income is typically earned during this period. This historical trend was disrupted in 2020 by the pause and in 2021 and 2022 by the subsequent resumption of our guest cruise operations. In addition, substantially all of Holland America Princess Alaska Tours' revenue and net income (loss) is generated from May through September in conjunction with Alaska's cruise season.

IX. Onboard and Other Revenues

Onboard and other activities are provided either directly by us or by independent concessionaires, from which we receive either a percentage of their revenues or a fee. Concession revenues do not have direct expenses because the costs and services incurred for concession revenues are borne by our concessionaires. In 2022, we earned 42% of our cruise revenues from onboard and other revenue goods and services including:

- Beverage sales
- Casino gaming
- Shore excursions
- Retail sales
- Photo sales
- Internet and communication services
- Full service spas
- Specialty restaurants
- Art sales
- Laundry and dry cleaning services

In 2019, our most recent full year of guest cruise operations, we earned 30% of our cruise revenues from onboard and other revenues.

X. Marketing Activities

Guest feedback and research support the development of our overall marketing and business strategies to drive demand for cruises and increase the number of first-time cruisers. Our goal has always been to increase consumer awareness for cruise vacations and further grow our share of their vacation spend. We measure and evaluate key drivers of guest loyalty and their satisfaction with our products and services that provide valuable insights about guests' cruise experiences. We closely monitor our net promoter scores, which reflect the likelihood that our guests will recommend our brands' cruise products and services to friends and family, including those new-to-cruise.

During 2022, in connection with the resumption of guest cruise operations, we increased our marketing and advertising programs after significantly reducing both during 2020 and 2021. Our brands have comprehensive marketing and advertising programs across diverse mediums to promote their products and services to vacationers and our travel agent partners. Each brand's marketing activities have generally been designed to reach a local region in the local language. We are focused on driving further brand differentiation and clarity around each of our brand's optimal target segments, ensuring that our creative marketing speaks to each brand's target audience and launching more effective digital performance marketing and lead generation approaches. Our marketing efforts historically have allowed us to attract new guests online by leveraging the reach and impact of digital marketing and social media. Over time, we have invested in new marketing technologies to deliver more engaging and personalized communications. This has helped us cultivate guests as advocates of our brands, ships, itineraries and onboard products and services.

Substantially all of our cruise brands offer past guest recognition programs that reward repeat guests with special incentives such as reduced fares, gifts, onboard activity discounts, complimentary laundry and internet services, expedited ship embarkation and disembarkation and special onboard activities.

XI. Sales Channels

We sell our cruises through travel agents, tour operators, company vacation planners and our websites. Our individual cruise brands' relationships with their travel agent partners are generally independent of each of our other brands. Our travel agents relationships are generally not exclusive and travel agents generally receive a base commission, plus the potential of additional commissions, including discounts or complimentary tour conductor cabins, based on the achievement of pre-defined sales volumes.

Travel agent partners are an integral part of our long-term cruise distribution network and are critical to our success. We utilize local sales teams to motivate travel agents to support our products and services with competitive pricing, promotional policies and joint marketing and advertising programs. During 2022, no group of travel agencies under common control accounted for 10% or more of our revenues. We also employ a wide variety of educational programs, including websites, seminars and videos, to train agents on our cruise brands and their products and services. In 2022, we held a variety of virtual and in-person trainings and educational programs to continue to support and develop our travel agent partners, including ship visits to familiarize our travel agent partners with our enhanced health and safety protocols.

All of our brands have internet booking engines to allow travel agents to book our cruises. Additionally, all of our cruise brands have their own consumer websites that provide access to information about their products and services to users and enable their guests to quickly and easily book cruises and other products and services online. These sites interface with our brands' social networks, blogs and other social media sites, which allow them to develop greater contact and interaction with their guests before, during and after their cruise. We also employ vacation planners who support our sales initiatives by offering our guests one-on-one cruise planning expertise and other services.

XII. Human Capital Management and Employees

Our shipboard and shoreside employees are sourced from approximately 150 countries. In connection with our resumption of guest cruise operations in 2022, we increased the number of employees onboard our ships from the reduced levels during 2021 and 2020. In 2022, we had an average of 75,000 employees onboard our ships, excluding employees on leave. Our shoreside operations had an annual average of 10,000 full-time and 2,000 part-time/seasonal employees. In 2019, our most recent full year of guest cruise operations, we had an average of 92,000 employees on our ships, excluding employees on leave and our shoreside operations had an annual average of 12,000 full-time and 2,000 part-time/seasonal employees. Holland America Princess Alaska Tours significantly increases its work force during the late spring and summer months in connection with Alaska's cruise season.

Gender Diversity:

	Approximate Average for 2022 (a)	
	Female	Male
Shoreside Employees	7,000	5,000
Shipboard Employees	13,000	62,000
Total Employees	20,000	67,000

	As of November 30, 2022	
	Female	Male
Boards of Directors	4	9
Non-Director Senior Management and Company Secretary	6	7
Non-Director Senior Management and Company Secretary Direct Reports	27	57

(a) These amounts are approximations and at times, fluctuate significantly due to the seasonality of our business.

We have entered into agreements with unions covering certain employees on our ships and in our shoreside hotel and transportation operations. The percentages of our shipboard and shoreside employees that are represented by collective bargaining agreements are 55% and 24%, respectively. We consider our employee and union relationships to be strong.

A team of highly motivated and engaged employees is key to providing extraordinary cruise vacations. To facilitate the recruitment, development and retention of our valuable employees, we strive to make Carnival Corporation & plc a diverse, inclusive and safe workplace, with opportunities for our employees to grow and develop in their careers.

a. Talent Development

We believe in the investment in our team members through the training and development of both shoreside and shipboard employees. We leverage a combination of virtual and in-person training to ensure that our teams are well-prepared to carry out their individual and collective responsibilities.

For our shipboard employees, our goal is to be a leader in delivering high quality professional maritime training, as evidenced by the Arison Maritime Center. The Center is home to the Center for Simulator Maritime Training ("CSMART"). The leading-edge CSMART Academy features the most advanced bridge and engine room simulator technology and equipment available, with the capacity to provide annual professional training for all our bridge, engineering and environmental officers. CSMART participants receive a maritime training experience that fosters advanced knowledge and skills development, critical thinking and problem solving; all in a professional learning environment where our corporate culture is reinforced. CSMART also offers training related to liquefied natural gas ("LNG") technology as well as an environmental officer training program and additional environmental courses for bridge and engineering officers to further enhance our training on environmental awareness and protection.

b. Succession Planning

Our Boards of Directors believe that planning for succession is an important function. Our multi-brand structure enhances our succession planning process. At the corporate level, a highly-skilled management team oversees a collection of cruise brands. We continually strive to foster the professional development of management and team members in other critical roles. As a result, we have developed a very experienced and strong group of leaders, with their performance subject to ongoing monitoring and evaluation, as potential successors to all of our executive positions, including our CEO.

In August 2022, Josh Weinstein, previously our Chief Operations Officer, was appointed President, CEO and Chief Climate Officer. Josh Weinstein has a long history of success in critical senior-level roles for our company. In his most recent assignment for the past two years as Chief Operations Officer he oversaw all major operational functions including global maritime, global ports and destinations, global sourcing, global IT and global auditing. During this time, he also oversaw Carnival UK, the operating company for P&O Cruises (UK) and Cunard, which he previously managed directly for three years as president. Prior to his role with Carnival UK, he was our company's treasurer for 10 years.

XIII. Port Destinations and Private Islands

We operate a portfolio of port destinations and private islands enabling us to offer exceptional guest experiences by creating a wide variety of high quality destinations around the world that are uniquely tailored to our guests' preferences. In addition, to secure preferential berth access to third-party ports, we enter into berthing agreements and commitments.

In May 2022, Carnival Cruise Line broke ground on its new Carnival Grand Bahama cruise port destination, expected to open in 2025 and located on the south side of Grand Bahama Island. The new cruise port development will include a pier able to accommodate up to two of our largest ships simultaneously, welcoming guests to a stunning beach and further expanding our experience offerings for our guests. Additionally, our investment in this cruise port destination will support our efforts to design more energy efficient itineraries based on its strategic location. Carnival Grand Bahama will be an important addition to our current portfolio of six corporate operated ports and destinations in the Caribbean:

- Puerta Maya in Cozumel, Mexico
- Grand Turk Cruise Center in Turks & Caicos
- Mahogany Bay in Isla Roatan, Honduras
- Amber Cove in the Dominican Republic
- Half Moon Cay, a private island in The Bahamas
- Princess Cay, a private island in The Bahamas

XIV. Ethics and Compliance

We believe a strong ethics and compliance culture is imperative for the success of any company. Our compliance framework includes a Global Ethics and Compliance ("GE&C") department, which is led by our Chief Risk and Compliance Officer who leads the effort to promote and monitor a strong ethics and compliance culture throughout the company. The main responsibilities of the GE&C department are to collaboratively:

- Identify, assess, monitor, prevent, detect and report on compliance risk
- Ensure compliance accountabilities and responsibilities are clear across the company
- Promote a strong culture of ethics and compliance
- Drive ethics and compliance continuous improvements

To further heighten the focus on ethics and compliance, our Boards of Directors have Compliance Committees, which oversee the GE&C department and maintain regular communications with our Chief Risk and Compliance Officer. Refer to Item 3. Internal Control and Risk Assessment on page 50 for additional details.

XV. Sustainability and Environmental Impact

We strive to be a company that people want to work for and to be an exemplary global corporate citizen. Our commitment and actions to keep our guests and crew members safe and well, protect the environment, develop and provide opportunities for our workforce, strengthen stakeholder relations and enhance both the communities where we work as well as the port communities that our ships visit, are reflective of our brands' core values and vital to our success.

In 2021, we established goals for 2030 which incorporate six key focus areas listed below that align with elements of the United Nation's Sustainable Development Goals and build on the momentum of our successful achievement of our 2020 sustainability goals.

Sustainability Goals Progress

The tables below represent our progress on each of our six key focus areas:

2030 Climate Action Goals	Status (a)	Our Progress
Achieve 20% carbon intensity reduction relative to our 2019 baseline measured in both grams of CO_2e per ALB-km and kilograms of CO_2e per ALBD	On Track	Achieved 2% carbon intensity reduction on an ALB-km basis and 4% on an ALBD basis. For ships in guest cruise operations, achieved 11% carbon intensity reduction on an ALB-km basis and 13% on an ALBD basis
Reduce absolute particulate matter air emissions by 50% relative to our 2015 baseline	Achieved	
Increase fleet shore power connection capability to 60% of the fleet	On Track	57% of the fleet has shore power connection capability
Expand our LNG program	On Track	Seven LNG ships across the fleet
Optimize the reach and performance of our Advanced Air Quality System program	On Track	93% of the fleet has Advanced Air Quality Systems installed (b)
Expand battery, fuel cell and biofuel capabilities	Ongoing	Piloted the use of biofuels as a replacement for fossil fuel on two ships
Reduce Scope 3 (indirect) emissions associated with food procurement and waste management	Ongoing	Completed an inventory of our Scope 3 emissions. Following the Greenhouse Gas Protocol, we estimate that our Scope 3 emissions represent approximately half of our total emissions
Identify carbon offset options only when energy efficiency options have been exhausted	Ongoing	Continuing to monitor the carbon offset market and options, as well as exploring carbon capture and storage opportunities

2030 Circular Economy Goals	Status (a)	Our Progress
Achieve 50% single-use plastic item reduction in 2021	Achieved	
Achieve 30% unit food waste reduction by 2022 and 50% unit food waste reduction by 2030	• 2022 goal achieved • 2030 goal on track	• Established interim goal to achieve 40% unit food waste reduction by 2025
Increase Advanced Waste Water Treatment System coverage to >75% of our fleet capacity	On Track	Achieved 64% coverage of fleet capacity
Send a larger percentage of waste to waste-to-energy facilities where practical	Ongoing	Completed a baseline of our waste programs in the U.S.
Partner with primary vendors to reduce upstream packaging volumes	Ongoing	Completed a packaging reduction pilot program with our primary engine supplier and achieved a reduction of approximately 44%

2030 Good Health and Well-Being Goals	Status (a)	Our Progress
Committed to continued job creation	Ongoing	• Increased the number of employees on board our ships from the reduced levels during the pause in guest cruise operations • Opened and filled a significant number of shoreside positions
Establish measurable Company Culture metrics and set annual improvement targets	Ongoing	Established Company Culture metrics with semi-annual Culture surveys and are in the process of establishing improvement targets
Implement global well-being standards by 2023	Ongoing	• Continued to work with authorities to arrange for COVID-19 vaccinations and boosters for our crew members, many of whom may not have had access to vaccines • Maintained and evolved onboard public health protocols to reflect the changing nature of the pandemic while protecting our guests and crew members responsibly
Reduce the number of guest and crew work-related injuries	Ongoing	Continued to implement initiatives to prevent guest and crew injuries

2030 Sustainable Tourism Goals	Status (a)	Our Progress
Animal Welfare – responsible sourcing • Achieve 100% cage free eggs by the end of 2025. • Achieve 100% responsible chicken sourcing by the end of 2025 • Achieve 100% gestation crate-free pork by the end of 2025	On Track	Continued to work with our supply chain and met our glidepath targets for FY2022 – achieved 58% cage free eggs, 25% responsible chicken and 29% gestation crate-free pork purchases
Establish partnerships with destinations focused on sustainable economic development, preservation of local traditions, and capacity management	Ongoing	• Broke ground on a new cruise port destination on Grand Bahama Island, which is expected to open in 2025. The new port will provide business opportunities for the residents of Grand Bahama with an estimated 1,000 local jobs • Working with ports of Miami, Galveston, Barcelona, Savona and Genoa to support their shore power development efforts • Joined the Alaska Green Corridor partnership to explore methods to accelerate the reduction of greenhouse gas emissions • Costa Cruises continued with the "Traditions in the Future" project which supports the preservation of traditional arts and crafts to a new generation of artisans

2030 Sustainable Tourism Goals	Status (a)	Our Progress
Continue to support disaster resilience, relief, and recovery efforts	Ongoing	• Provided temporary housing for 1,500 Ukrainian refugees on a Holland America Line ship for five months • Launched brand specific projects and provided overall support to our Ukrainian crew members and their families
Build stronger community relationships in our employment bases and destinations via employee volunteering programs	Ongoing	Conducted multiple costal cleanups involving shipboard- and shoreside employees and partners in various locations around the world

2030 Biodiversity and Conservation Goals	Status (a)	Our Progress
Support biodiversity and conservation initiatives through select NGO partnerships	Ongoing	Continued working with the Ocean 100 Dialogues to support ocean stewardship with a focus on climate change and biodiversity
Conduct audits and monitor animal encounter excursions regularly	Ongoing	Published Animal Welfare Statement for Excursions & Experiences on our website

2030 Diversity, Equity and Inclusion Goals	Status (a)	Our Progress
Ensure our overall shipboard and shoreside employee base reflects the diversity of the world	Ongoing	Continued to employ shipboard crew members from approximately 150 countries around the world
Expand shipboard and shoreside diversity, equity, and inclusion across all ranks and departments	Ongoing	• Half of the global direct reports to our CEO are women • Named as one of the World's Top Female-Friendly Companies by Forbes • Named as one of the World's Best Employers by Forbes Recognized as one of America's Best Employers for Diversity by Forbes Named among Best Companies for Latinos to Work by Latino Leaders Magazine • Earned a perfect score of 100 from the Human Rights Campaign (HRC) and designation as one of the Best Places to Work for LGBTQ+ equality

(a) On Track — Quantifiable/numerical goals that are showing a positive trend towards achieving the goal. Ongoing — Qualitative/non-numerical goals which are currently in progress.

(b) Excluding LNG ships.

A key focus of our sustainability efforts is climate action, which includes our commitment to reduce carbon emissions and our aspiration to achieve net carbon-neutral operations. We have made significant progress towards our 2030 carbon intensity reduction goals of 40% from a 2008 baseline, measured in both grams of CO_2e per available lower berth kilometer ("ALB-km") and kilograms of CO_2e per available lower berth day ("ALBD"). During 2022, we updated the baseline year for both goals to 2019 from 2008. Both 2030 goals now require a 20% improvement from 2019. With the updated baseline year, we strengthened our 2030 goal measured in kilograms of CO_2e per ALBD since the initial 2030 goal would only have required a further 15% reduction from 2019 levels. Our goal measured in grams of CO_2e per ALB-km remains the same. In addition, this new baseline year helps us better communicate recent progress against our climate goals to our investors and stakeholders as well as modernize our disclosures in alignment with developing best practice and reporting standards.

We plan to achieve our 2030 carbon intensity goals based on the following planned actions:

- The delivery of larger-more efficient ships, as part of our ongoing newbuild program, some of which will replace existing ships in our fleet
- Designing more energy-efficient itineraries
- Investing in port and destination projects
- Continuing to invest in new technologies and energy efficiency projects for our existing fleet; since 2016, we have invested over $350 million

We have considered the above planned actions in connection with the preparation of our financial statements and any estimates used in the preparation of our financial statements, include projections (where applicable) consistent with the above planned actions.

In addition to our 2030 sustainability goals, we are committed to continuing our reduction of carbon emissions and have aspirations to achieve net carbon-neutral operations by 2050, well ahead of current International Maritime Organization ("IMO") targets. While fossil fuels are currently the only viable option for our industry, we are closely monitoring technology developments and partnering with key organizations to help identify and scale new technologies not yet ready for the cruise industry. For example, we are piloting maritime scale battery technology and methanol powered fuel cells and working with classification societies and other stakeholders to assess lower carbon fuel options for cruise ships, which includes methanol, bioLNG, eLNG, hydrogen, and biofuels. During 2022, we piloted the use of biofuel as a replacement for fossil fuel on two of our ships. *AIDAprima* became the first larger-scale cruise ship to be powered with a blend of marine biofuel, made from 100% sustainable raw materials, and marine gasoil ("MGO"). Additionally, Holland America Line completed two pilots on *Volendam*, one using a blend of marine biofuel and another using 100% biofuel, becoming the first larger-scale cruise ship to be powered 100% by biofuel. The certified biofuels used in these pilots offer environmental benefits compared to using fossil fuels alone through their lifecycle CO_2 reductions. These biofuels can be used in existing ship engines without modifications to the engine or fuel infrastructure, including on ships already in service. While alternative fuels may provide a path to decarbonization for the maritime industry, there are significant supply challenges that must be resolved before viability is reached. We are working with suppliers to encourage investment in a reliable supply infrastructure.

During 2022, we also announced the global rollout of Service Power Packages, a comprehensive set of technology upgrades, which will be implemented over the next several years across a portion of the fleet. These upgrades include the following elements designed to reduce both fuel usage and greenhouse gas ("GHG") emissions while also contributing to cost savings:

- Comprehensive upgrades to each ship's hotel HVAC systems
- Technical systems upgrades on each ship
- State-of-the-art LED lighting systems
- Remote monitoring and optimization of energy usage and performance

The Service Power Package upgrades are part of our ongoing energy efficiency investment program and are expected to further improve energy savings and reduce fuel consumption. Upon completion, these upgrades are expected to deliver an average of 5-10% fuel savings per ship.

In addition, we have five Air Lubrication Systems ("ALS") currently operating in our fleet, we are currently installing ALS on six ships and we are planning at least eight more installations. ALS cushion the flat bottom of a ship's hull with air bubbles, which reduces the ship's frictional resistance and the propulsive power required to drive the ship through the water, which is expected to generate approximately 5% savings in fuel consumption and reductions in carbon emissions on ALS equipped ships.

As part of our plan for carbon footprint reduction, we have 11 LNG powered cruise ships that are expected to join the fleet through 2025, including seven ships already in operation as of November 30, 2022. In total, these ships are expected to represent 20% of our total future capacity by summer 2025. All of our LNG ships also have the capability to run on conventional fuels. The price of LNG in certain markets has been unattractive compared to other alternatives, and as such, at times we use conventional fuels to power our LNG ships.

LNG is a fossil fuel and generates carbon emissions. Its direct CO_2 emissions are lower than those of conventional fuels and it emits effectively zero sulfur oxides (only the sulfur in the pilot fuel is present), reducing nitrogen oxides by 85% and particulate matter by 95%-100%. The types of engines that we use are subject to small amounts of methane slip (the passage of un-combusted methane through the engine).

There are different views relating to the measurement of the environmental impact of LNG, including the methane slip. Our disclosures report our emissions, including methane slip, as part of our total carbon emissions (reported as CO_2e) using the 100-year global warming potential time frame and measured on a "tank to wake" basis. We are working closely with our engine manufacturers and other technology providers to further mitigate methane slip, and have recently joined the Methane Abatement in Maritime ("MAM") Innovation Initiative, where we will partner with other major maritime players to seek solutions for this challenge.

We pioneered the use of Advanced Air Quality Systems on board our ships to aid in the reduction of sulfur and lifecycle GHG emissions and are promoting the use of shore power. Shore power enables our ships to use shoreside electric power, where available, while in port rather than running their engines to power their onboard services, resulting in reduced ship air emissions. We have continued our work with several local port authorities to utilize cruise ship shore power connections.

As part of our sustainability strategy, we have voluntarily reported our carbon footprint via the CDP (formerly, the Carbon Disclosure Project) each year since 2006. The CDP rates companies on the depth and scope of their disclosures and the quality of their reporting. We developed a GHG inventory management plan in 2010 in accordance with the requirements of International Organization for Standardization ("ISO") 14064-1:2018(E) standard and The Greenhouse Gas Protocol. Our submission includes details of our most recently compiled emissions data and reduction efforts, along with the results of an independent, third-party verification of our GHG emissions inventory. We also disclose our water stewardship through the CDP water program.

Carnival Corporation & plc's environmental management system is certified in accordance with the ISO 14001:2015 Environmental Management System standard.

We voluntarily publish Sustainability Reports that address governance, stakeholder engagement, environmental, labor, human rights, society, product responsibility, economic and other sustainability-related issues and performance indicators. These reports, which are not incorporated in this document but can be viewed at www.carnivalcorp.com, www.carnivalplc.com and www.carnivalsustainability.com, were developed in accordance with the Global Reporting Initiative ("GRI") Standards, the global standard for sustainability reporting.

a. **Summary of our Environmental Impact**

	Unit	Global Emissions 2022 (a)	Global Emissions 2021 (a)	Global Emissions 2019	UK Emissions 2022	UK Emissions 2021	UK Emissions 2019
GHG Emissions *(in thousands)*							
Scope 1 – Direct GHG Emissions	Metric Tons CO_2e	8,539	4,409	10,723	1,027	480	1,223
Scope 2 – Indirect GHG Emissions – Location based	Metric Tons CO_2e	43	29	47	1	1	1
Total GHG Emissions (Scope 1&2) – Location based	Metric Tons CO_2e	8,582	4,438	10,770	1,028	481	1,225
Energy Consumption *(in millions)*							
Scope 1 – Energy Consumption	Kwh	30,853	15,752	38,298	3,733	1,721	4,404
Scope 2 – Energy Consumption	Kwh	107	82	114	3	2	3
Total Energy Consumption (Scope 1&2)	Kwh	30,960	15,834	38,412	3,736	1,723	4,408
Intensity Ratio	Grams of CO_2e/ ALB-Km	241	330	246	267	385	284
Intensity Ratio	Kilograms of CO_2e/ ALBD	115	(b)	120	123	(b)	140

(a) The CO_2e conversion factors were adjusted in May 2021 following a review of the latest studies from outside sources. The 2022 and 2021 GHG emissions were calculated using the adjusted CO_2e conversion factors.
(b) Intensity ratio measured in kilograms of CO_2e per ALBD for 2021 is not meaningful due to the resumption of guest cruise operations.

GHG emissions data collection and calculations were performed in accordance with our GHG inventory management plan, the Greenhouse Gas Protocol, emission factors from the International Energy Agency, IMO and ISO14064 — Part 3 standard. Ship fuel emissions represent over 97% of our total global emissions. UK ship fuel emissions represent over 98% of their total emissions. Total emissions include both scope 1 and scope 2 combined.

Scope 1 emissions include direct emissions from the combustion of ship fuel, inadvertent release of ship refrigerants, and other direct emissions generated by sources owned or controlled by Carnival Corporation & plc (global number as per above table) as well as ships operated and facilities owned and leased by our UK-based and marketed brands — P&O Cruises (UK number as per above table) and Cunard (UK number as per above table).

Scope 2 emissions include emissions from the consumption of electricity for facilities and ships as well as heat or steam purchased by sources owned or controlled by Carnival Corporation & plc (global number as per above table) as well as ships operated and facilities owned and leased by our UK-based and marketed brands — P&O Cruises (UK) and Cunard (UK number as per above table).

We measure and report the ship fuel GHG emission rate in terms of grams of CO_2e per ALB-Km. This indicator enables us to make meaningful GHG emission reduction comparisons that take into account changes in fleet size, itineraries and passenger capacity during normal operations. As a result of the resumption of guest cruise operations, data for 2022 and 2021 is not representative of a full year of operations. Due to the pause of our guest cruise operations, data for 2020 is not meaningful and is not included in the table. We have provided 2019 data as it is our most recent full year of guest cruise operations.

(in thousands, except percentages)	Unit	2022	2021	2019
Water Consumption	Metric Tons	17,867	5,730	27,122
Wastewater	Metric Tons	17,395	5,437	26,787
Waste Disposal	Metric Tons	231	122	371
Percent of Waste Recycled	Percent	30.2%	35.8%	27.6%

As a result of the resumption of guest cruise operations, data for 2022 and 2021 is not representative of a full year of operations. Due to the pause of our guest cruise operations, data for 2020 is not meaningful and is not included in the table. We have provided 2019 data as it is our most recent full year of guest cruise operations.

b. Climate-Related Financial Disclosures

Under the UK Listing Rule LR 9.8.6R, which is mandatory for Carnival plc for the year ended November 30, 2022, we set out below our climate-related financial disclosures fully consistent with 10 out of the 11 Task Force on Climate-Related Financial Disclosures ("TCFD") Recommendations and Recommended disclosures. For Metrics and Targets recommended disclosures b), we are partially consistent, as further work is underway to fully measure and disclose our Scope 3 GHG emissions, which we expect to disclose in our 2023 Strategic Report. Our consistency with the TCFD's four pillars, Governance, Strategy, Risk Management and Metrics and Targets, and the recommendations thereof, are represented in the table below.

TCFD Pillar	Recommended disclosures	Section Reference
Governance	a) Describe the Boards' oversight of climate-related risks and opportunities.	*Governance*
	b) Describe management's role in assessing and managing climate-related risks and opportunities.	
Strategy	a) Describe the climate-related risks and opportunities the organisation has identified over the short, medium, and long term.	*Strategy: Qualitative scenario analysis*
	b) Describe the impact of climate-related risks and opportunities on the organisation's businesses, strategy, and financial planning.	*Strategy: Quantitative Scenario Analysis*
	c) Describe the resilience of the organisation's strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario.	
Risk Management	a) Describe the organisation's processes for identifying and assessing climate-related risks.	*Risk Management: Climate Risk and Opportunity Identification, Owner Assignment and Assessment*
	b) Describe the organisation's processes for managing climate-related risks.	*Risk Management: Climate Risk and Opportunity Monitoring, Management and Reporting*
	c) Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organisation's overall risk management.	*Risk Management: Integration into our overall risk management*

TCFD Pillar	Recommended disclosures	Section Reference
Metrics and Targets	a) Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process.	*Metrics and Targets*
	b) Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 GHG emissions, and the related risks.	
	c) Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets.	

Governance

The Chief Climate Officer ("CCO") and the Boards of Directors are responsible for the oversight of climate-related matters and are directly supported by members of executive management. In addition, the CCO and the Boards of Directors set the tone at the top with regards to embedding a climate risk culture through fulfilling their responsibilities as outlined in the climate risk management framework (see page 27).

In January 2022, the Boards of Directors appointed Arnold Donald, President and CEO at the time, to the additional role of CCO. In August 2022, Josh Weinstein, our Chief Operations Officer assumed the roles of President, CEO and CCO. The CCO leads the identification of climate-related risks and opportunities and oversees how these are embedded in our strategic decision-making and risk management processes.

To further support our climate-related efforts, we created a Strategic Risk Evaluation ("SRE") Committee. The SRE Committee consists of members of executive management and an advisor and reports to the CEO, who in turn, reports to the Boards of Directors. At its establishment in January 2022, the SRE Committee was comprised of David Bernstein (Chief Financial Officer), Josh Weinstein (then Chief Operations Officer), William Burke (Chief Maritime Officer), and Stein Kruse (Advisor to the CEO & Chair of the Boards). Following the August 2022 changes in leadership, Richard Brilliant (Chief Risk and Compliance Officer) was added to the SRE Committee, David Bernstein was appointed as Chair of the SRE Committee, and Josh Weinstein, who remained on the SRE Committee, assumed the role of CCO. The primary responsibility of the SRE Committee is to assist the CCO in fulfilling his responsibility to identify, monitor and review the management of climate-related risks and opportunities. Common recurring activities of the SRE Committee include:

- Discussing climate considerations in the planning processes to further support its focus on decarbonization, such as the recently adopted Corporate Itinerary Decarbonization Reviews.
- Considering if any new climate risks or opportunities should be included in the list of identified climate risks and opportunities.
- Ensuring appropriate assignment of identified climate risks and opportunities to risk owners, who are responsible for their day-to-day evaluation and management.
- Obtaining at least annual reporting from the risk owners on the monitoring and management of identified risks and opportunities and reviewing, scrutinizing and challenging management of climate risks and opportunities.
- Reviewing and approving the climate risk management framework.

An SRE Committee Charter was adopted and 12 SRE Committee meetings have taken place between its creation in January 2022 and November 2022. From these discussions, the SRE Committee has provided a quarterly update to the Boards of Directors on climate-related matters such as:

- Resetting our GHG baseline year to 2019 from 2008 and a strengthening of our 2030 goals relative to the new baseline.
- Establishment of a climate risk framework.
- Completion of the qualitative and quantitative scenario analysis assessments.
- Commissioning of the port analysis study (see page 27).


Role
Climate-Related Function
Boards
Management
Boards of Directors
Ultimate oversight of climate-related risks and opportunities
Nominating & Governance
Compensation
Compliance
Audit
Health, Environmental, Safety & Security
Committees responsible for oversight of relevant aspects of risks and opportunities which may include climate related issues
CEO and CCO
Strategic Risk Evaluation Committee (SRE)
Assist in identifying, monitoring and reviewing climate-related risks and opportunities
Executive Management
Lead integration of climate into key business functions
Climate Risk Owners
Management
Support integration of climate-related oversight and management

Board Education Program

To enable the CCO and Boards of Directors to fulfil their responsibility to oversee climate-related risks and opportunities, a Board Environmental, Social and Governance ("ESG") and TCFD education program has been established, with core education components and optional self-study courses. This ESG and TCFD education program has been developed with support from external advisors and the Senior Independent Director. The core education components of the program were completed in November 2022. An annual refresher education program, including updates to ESG and TCFD considerations, has been established.

Strategy

During 2022, we performed a qualitative and quantitative scenario analysis to assess our climate-related risks and opportunities over the short, medium and long term.

Qualitative scenario analysis

We qualitatively applied two (and quantitatively applied three) distinct plausible climate scenarios, global warming limited to below 1.5°C above pre-industrial levels by 2100 "Steady Path to Sustainability" and global warming of 2.8°C above pre-industrial levels by 2100 "Regional Rivalry." The scenarios were used to generate the climate-related risks and opportunities listed in the table below.

As part of our qualitative scenario analysis, a series of workshops with the SRE Committee and a cross-section of management was conducted to identify material climate-related risks and opportunities, based on likelihood and degree of potential financial impact, over the following time horizons:

- Present – 2025 (short-term) — consistent with the period we use for our Viability Statement
- 2025 – 2035 (medium-term) — aligns with our existing sustainability goals
- 2035 – 2050 (long-term) — consistent with the useful life of our ships

Following the workshops, the SRE Committee selected certain risks and opportunities for further assessment and quantification. The process of selecting these risks and opportunities included an in-depth assessment by each participant of the proposed risks and opportunities. The process incorporated the use of a feasibility matrix and subsequent group discussion to arrive at consensus on which risks and opportunities were most appropriate for quantification. Feasibility was evaluated on the availability of internal and external climate-related data, the estimated number of assumptions required and the magnitude of impact and likelihood of occurrence.

Climate-related risks identified through qualitative scenario analysis

Our initial selected risks and opportunities for quantification are in **bold**:

TCFD risk categories	Risk summary	Impact time horizon
Markets and Products / Shifting Markets (1)	**Cruising no longer aligns to consumers' climate values**	Medium Term
	Reduced availability and access to fuel*	Long Term
	Unable to meet climate-related requirements reduces access to capital / insurance	Medium Term
Policy and Legal (1)	**Increased costs driven by climate-related regulations***	Short-Medium Term
	Risk is that cruising (as a carbon-intensive industry) is severely restricted or subject to bans	Medium Term
Reputation (1)	Failure to attract and retain talent due to climate credentials	Medium Term
	Increased demand for reducing carbon-intensive practices	Short Term
Technology (1)	Lack of viable low carbon technology to replace fossil fuels	Medium Term
Physical	**Chronic climate change impacting supply chain availability and price**	Medium Term with expected increases in the Long Term
	Itineraries are not viable due to extreme weather and/or sea level rise	Medium Term with expected increases in the Long Term

(1) Transition Risks

*** Due to the similar nature of these risks, we have combined them for the quantitative analysis into a combined risk: "How does a low-carbon transition impact the price of the fuels needed to power our ship engines?"**

Climate-related opportunities identified through qualitative scenario analysis

TCFD opportunity categories	Opportunity summary	Realisation time horizon
Energy Source	Support the adaptation of sustainable technological advances for the cruise industry	Medium Term
Market Access	Access to new financing options available for organisations working on decarbonisation	Short-Medium Term
	Access to private destinations or islands with infrastructure built by us	Short-Medium Term
	Attract and retain new customers and improve reputation through sustainable itineraries and activities for changing climate-induced preferences	Short-Medium Term
	Positioning as a sustainability leader	Short-Medium Term
Products & Services	Opportunities for the ship to be the destination	Long Term
Resilience	Engage with more sustainable and economically favourable alternative suppliers	Short Term
	Improve resilience to physical climate risk through adaptation of itinerary routes and investment in port infrastructure	Short Term
Resource Efficiency	Improved operational efficiencies arising from technological advancements	Medium Term
	Increased fuel efficiency through alternative itinerary planning and reduced energy use	Short-Medium Term
	Increased resource efficiency through reduced on-board energy demand and consumption	Medium Term

We presently consider transition risks to be the most significant in terms of likelihood and impact. The risks with the highest impact and likelihood of occurrence are associated with the transition to a low-carbon emission future, in a scenario where low-carbon technologies do not exist, or where we have not been able to access these technologies and where we have reduced availability and access to fuel.

The climate-related opportunities with the highest impact are a mix of mitigation and adaptation opportunities. These include the positive impacts of supporting the adaptation of sustainable technological advances for our business, improved operational efficiencies from technological advancements, and more energy efficient itineraries from investing in port and destination projects.

Quantitative Scenario Analysis

We quantitatively applied three distinct plausible climate scenarios to determine the potential impacts of the risks and opportunities assessed. Using transition scenario assumptions from the International Energy Agency ("IEA") and climate and transition scenarios from the Intergovernmental Panel on Climate Change ("IPCC"), we utilised two interlocking types of pathways, the Representative Concentration Pathways ("RCPs") and Shared Socioeconomic Pathways ("SSPs") to create three sets of scenarios to understand the relative materiality and possible range of impacts to the business from the selected climate-related risks and opportunities under different potential futures.

Scenario 1: Steady Path to Sustainability (average temperature increase limited to 1.5°C above pre-industrial levels by 2100) SSP1 / RCP1.9

> Under this scenario, the world takes the rapid and strong policy measures required to meet the ambition of the 2015 Paris Agreement (keep mean annual temperature rise well below 2°C warming above pre-industrial levels by 2100). Under this scenario, low carbon technologies take over from fossil-fuels, and reduced economic growth is also important for reaching net zero emissions by 2050.

We selected this scenario, as it provides us insight into a low-carbon world that would benefit us and our Climate Action Goals. Under this scenario, transition risks identified are material and our resilience is dependent on our ability to effectively adopt low carbon technologies. This would help us adhere to increasing decarbonization requirements, including existing and emerging regulations, consumer preferences, and talent market expectations. Our most impactful opportunity is the enhancement of our reputation and competitiveness, by supporting the adaptation of sustainable technological advances for the cruise industry. This would also further help us to mitigate our transition risks.

Scenario 2: Regional Rivalry (average temperature increase limited to below 2.8°C above pre-industrial levels by 2100) SSP3 / RCP7.0

> This scenario explores a possible route in which the world is seeing an emergence of tribalism and nationalism. Low international priority for addressing environmental concerns leads to strong environmental degradation in some regions. The combination of impeded development and limited environmental concern results in poor progress toward climate sustainability. Growing resource intensity and fossil fuel dependency along with difficulty in achieving international cooperation and slow technological change imply high challenges to mitigation.

We selected this scenario, as it provides an indication of the world we would operate in if we do not achieve the Paris Agreement target. This scenario presents a higher emissions future where physical risks are material. Business resilience under this scenario is dependent on our ability to adapt to extreme weather events and chronic physical risks. Under this scenario we can remain resilient by taking advantage of the mobility of our cruise ships, which enables us to move our vessels between regions and adapt itineraries in cases of extreme weather events. Additionally, based on a study performed, we are well placed to respond to increased physical risks at our new port development projects, see *Investment in Port and Destination Projects*.

Scenario 3: Fossil-fueled growth (average temperature increase limited to below 4°C above pre-industrial levels by 2100) SSP5 / RCP8.5

> The 4°C scenario explores a possible route in which as countries emerge from the coronavirus pandemic, governments around the world focus on restoring growth through direct support to fossil fuels and reverting to the tried and tested methods of the past.

This scenario presents the highest emissions future where physical risks have the potential to be most significant and would therefore allow us to model the impact of these extreme climate risks. Akin to Scenario 2, business resilience under Scenario 3 will be dependent on our ability to adapt to extreme weather events and chronic physical risks as well as the impacts to our supply chain across different geographical areas. Our experience with the current supply chain crisis suggests that under this scenario, we would be resilient to these supply chain risks given our ability to adapt to supply chain disruptions.

Key assumptions and limitations

The results of our quantitative scenario analysis have a high degree of uncertainty as there are assumptions made for all modelling inputs. This means that results should be taken as an indicative "order of risk". Furthermore, the analysis assumes that the future conditions from climate change are shifted to today to contextualize impacts in relation to the current business size. The analysis does not include:

- Forward-looking forecasting of our business operations; or
- Potential mitigation or adaptation measures that could be taken either by us, or by other parties over the period considered (e.g., sustainable ship fuel development, governments building flood defenses).

Estimations and projections

We completed several scenario analyses over three time horizons (2025, 2030, and 2050). Any assumption made about fuel prices acknowledges the current energy crisis and assumes that by 2025, oil prices will stabilize in line with IEA price projections. We have also projected physical and transition risks at a global level due to the high mobility of our assets.

The degree of potential impact was determined on a linear scale range of "Low", having no material impact or "High" having a material impact on Carnival Corporation & plc's financial statements. Refer to page 82 in our Group financial statements for our analysis of the impact of climate change on the Group financial statements.

Results of the Quantitative Scenario Analysis: Potential Impact on Operating Income

Key

Transition Risk (**TR**); Physical Risk (**PR**); Opportunity (**O**)

Risk Financial Impact: Low ↓ Medium → High ↑

Opportunity Financial Impact: Low ↓ Medium → High ↑

		2025	2030	2050
Scenario 1	(**TR**) How does a low-carbon transition impact the price of the fuels needed to power our ship engines?	→	↑	↑
	(**TR**) How would changing consumer sentiment drive changes in demand for our offering?	↑	↑	↑
	(**PR**) How are our profits affected by an increase in food commodity prices?	↓	↓	↓
	(O) What are the future savings associated with operational efficiency improvements?	→	↑	↑
	(O) How could providing a service geared towards changing consumer sentiment drive long-term growth for us?	↑	↑	↑
Scenario 2	(**TR**) How does a low-carbon transition impact the price of the fuels needed to power our ship engines?	↑	↑	↓
	(**TR**) How would changing consumer sentiment drive changes in demand for our offering?	↓	↓	↓
	(**PR**) How are our profits affected by an increase in food commodity prices?	↓	↓	↓
	(O) What are the future savings associated with operational efficiency improvements?	↑	↑	↑
	(O) How could providing a service geared towards changing consumer sentiment drive long-term growth for us?	↓	↓	↓
Scenario 3	(**TR**) How does a low-carbon transition impact the price of the fuels needed to power our ship engines?	↓	↓	↓
	(**TR**) How would changing consumer sentiment drive changes in demand for our offering?	↓	↓	↓
	(**PR**) How are our profits affected by an increase in food commodity prices?	↓	→	↑
	(O) What are the future savings associated with operational efficiency improvements?	→	↑	↑
	(O) How could providing a service geared towards changing consumer sentiment drive long-term growth for us?	↓	↓	↓

How does a low-carbon transition impact the price of the fuels needed to power our ship engines?

While fossil fuels are currently the only viable option for our industry at present, we are closely monitoring technology developments and partnering with key organizations to help identify and scale new technologies not yet ready for the cruise industry. Refer to XV. Sustainability and Environmental Impact on pages 16 to 18.

How would changing consumer sentiments drive changes in demand for our offering?
To mitigate the impact of this risk, our short and medium-term decarbonization goals focus on reducing carbon emissions per ALBD and carbon emissions per ALB-km. In addition, we are committed to our reduction of carbon emissions and have aspirations to be net carbon-neutral ship operations by 2050. Refer to XV. Sustainability and Environmental Impact on pages 13 to 18.

How are our profits affected by an increase in commodity prices?
Under Scenarios 1 and 2, the impacts on food prices are indistinguishable from the historical commodity market volatility. Under Scenario 3, we could face higher food costs which may impact our value chain and operating profit. Our existing supply chain management strategies have remained resilient through the more recent supply chain issues experienced globally, demonstrating our ability to mitigate global-scale disruptions. In addition, our Circular Economy 2030 Goals include achieving a 30% food waste reduction per person by 2022 and 50% by 2030. Refer to XV. Sustainability and Environmental Impact on page 14 and XVII. Supply Chain on page 30.

What are the future savings associated with operational efficiency improvements?
Under each scenario, the estimated total price of the fuel is the same, but the amount of fuel demanded differs based on assumptions about operational efficiency improvements. To capture this potential upside, we are investing in projects that improve the energy efficiency of our fleet. An Internal Decarbonization Premium is being added to the cost of fuel during the itinerary, strategic and capital planning processes and is used to evaluate the payback period and return on investment for capital projects. We are also ensuring that our brands design more energy efficient itineraries through our Corporate Itinerary Decarbonization Reviews. For further details of our strategies in place to capture this opportunity, refer to XV. Sustainability and Environmental Impact on pages 16 to 18.

How could providing a service geared towards changing consumer sentiment drive long-term growth for us?
Under scenarios 2 and 3, an immaterial number of consumers would align to low-carbon services. Under Scenario 1, from 2025 to 2050 across all countries, there is an increase in the expected price per Passenger Cruise Days that we will be able to charge. By continuing to reduce our carbon emissions through our strategies such as investing in energy efficiency projects, fleet changes, itinerary changes, and port developments, we can remain resilient under Scenario 1. For further details of our strategies to capture this opportunity, refer to XV. Sustainability and Environmental Impact on pages 16 to 18.

Investment in Port and Destination Projects
Utilizing the latest IPCC 6 report, a climate study was undertaken, by a third party, for two of our port development projects at Grand Port (Grand Bahama Island) and Half Moon Cay Pier Project (The Bahamas), to enhance climate resilience. Based on the results of this study, we are well placed to respond to the physical risks of climate change at the two planned port locations and that we will have a number of measures in place to address physical climate impacts. These results were reviewed by the SRE Committee and presented to the Boards of Directors for an investment decision. Furthermore, our investments in these ports and destinations will support our efforts to design more energy efficient itineraries based on their strategic locations.

Risk Management

We utilize a process for managing our climate risks and opportunities which begins with climate risk and opportunity identification then follows with owner assignment, assessment, monitoring, management and reporting. This process is ongoing and iterative.

Climate Risk and Opportunity Identification, Owner Assignment and Assessment
The qualitative scenario analysis is the foundation of our climate risk and opportunities identification and assessment process and began with the evaluation of a long list of climate-related risks and opportunities we may face, to generate an initial list of possible risks and opportunities. As discussed above, we considered a high-carbon and a low-carbon scenario. Input from key stakeholders in the business was obtained through facilitated workshops to identify additional climate risks and opportunities and refine the list before prioritizing those identified. Assessment of these risks and opportunities was performed by the SRE Committee and a cross section of management, who qualitatively evaluated the impact and likelihood of these risks and opportunities. Certain financial, regulatory, reputational and physical risks and opportunities, as described on pages 22 to 24, were then selected for more detailed quantitative scenario analysis.

The SRE Committee reviews the selected risks and opportunities from our qualitative scenario analysis quarterly and considers if any risks or opportunities no longer need monitoring, and if any new climate risks or opportunities should be identified. Each climate risk has been assigned an owner who has responsibility for the day-to-day evaluation and management of the risk. Following the climate risk identification process, climate risks are assessed based on expected impact, likelihood, time horizon and speed of onset.


Higher impact
Impact
Lower impact
Lower likelihood
Likelihood
Higher likelihood
B
C
A
F
H
J
I
G
E
D
Risk summary (Ordered alphabetically)
A Lack of viable low carbon technology to replace fossil fuels
B Risk is that cruising (as a carbon-intensive industry) is severely restricted or subject to bans
C Increased demand for reducing carbon-intensive practices
D Chronic climate change impacting supply chain availability and price
E Itineraries are not viable due to extreme weather and/or sea level rise
F Cruising no longer aligns to consumers climate values
G Unable to meet climate-related requirements reduces access to capital / insurance
H Reduced availability and access to fuel
I Increased demand for reducing carbon-intensive practices
J Failure to attract and retain talent due to climate credentials
Key
Risks or opportunities that were selected for quantification
Scenario key
S1 – Steady Path to Sustainability
S2 – Regional Rivalry


Higher impact
Impact
Lower impact
Easier
Ease of realisation
Harder
G
K
J
H
B
D
C
E
F
A
I
Opportunity summary (Ordered alphabetically)
A Positioning as a sustainability leader
B Opportunities for the ship to be the destination
C Improved operational efficiencies arising from technological advancements
D Increased fuel efficiency through alternative itinerary planning and reduced energy use
E Access to new financing options available for organisations working on decarbonisation
F Attract and retain new customers and improve reputation through sustainable itineraries and activities for changing climate-induced preferences
G Support the adaptation of sustainable technological advances for the cruise industry
H Increased resource efficiency through reduced on-board energy demand and consumption
I Engage with more sustainable and economically favourable alternative suppliers
J Improve resilience to physical climate risk through adaptation of itinerary routes and investment in port infrasrtucture
K Access to private destinations or islands with infrastructure built by us
Scenario key
S1 – Steady Path to Sustainability
S2 – Regional Rivalry
Key
Risks or opportunities that were selected for quantification

Climate Risk and Opportunity Monitoring, Management and Reporting

The primary method for review, scrutiny, and challenge of climate risks, involves the risk owners monitoring, assessing and reporting how each risk and opportunity is changing over time based on climate risk indicators and discussing options with the SRE Committee to reduce, accept, avoid or transfer risk.

Integration into our overall risk management

Overall, the Boards of Directors are responsible for determining the strategic direction of the company and the nature and extent of the risk assumed by it. The Boards of Directors carry out a risk assessment to ensure that principal and emerging risks, including those that would threaten our business model, future performance, solvency or liquidity are effectively managed and/or mitigated. Within our risk management framework, the Boards of Directors have ultimate oversight of climate-related risks, which have been identified as a principal risk. Refer to the Governance pillar for a description of how climate-related risks are overseen.

Metrics and Targets

Our most material risks quantified, are the transition risks. To mitigate the impact of these risks, we have identified four strategic actions, including energy efficiency projects, fleet changes, itinerary changes, and port developments, to reduce our reliance on fossil fuels. Refer to XV. Sustainability and Environmental Impact on pages 16 to 18. The metrics and Climate Action Goals associated with these risks and opportunities, are outlined above within XV. Sustainability and Environmental Impact on page 14. To demonstrate our commitment to achieving our Climate Action Goals, we will be updating our executive compensation target linked to our progress toward achieving certain of our 2030 Sustainability Goals.

Our Scope 1 and 2 emissions are disclosed on page 19. We quantify and report, using the GHG Protocol and obtain third-party assurance (under ISO-14064-3:2006) of our GHG emissions, including our direct (Scope 1) and indirect (Scope 2) emissions. During 2022, we performed an inventory of our Scope 3 GHG emissions using a baseline year of 2019 (our last full year of guest cruise operations) and determined that Scope 3 emissions were estimated to be approximately one half of our total emissions. We expect to disclose our Scope 3 emissions in our 2023 Carnival plc Annual Report. We plan to review the cross-industry metrics recommended by TCFD's 2021 Implementation Guidance and will consider additional relevant metrics in 2023.

We have made progress over the past 15 years reducing our carbon emission intensity and achieved our 2020 goal three years early (in 2017). We have also made progress towards our 2030 carbon intensity reduction goals of 40% from a 2008 baseline, measured in both grams of CO_2e per ALB-km and kilograms of CO_2e per ALBD. Through 2019, we reduced our carbon emission intensity on a lower berth distance basis by 25% relative to 2008 all while growing our capacity by 48%. Furthermore, because of our efforts, we peaked our absolute Scope 1 and 2 emissions in 2011.

During 2022, we updated the baseline year for both goals to 2019 from 2008. This new baseline year will help us better communicate recent progress against our Climate Action Goals to our investors and stakeholders and modernizes our disclosures in alignment with developing best practice and reporting standards. Both 2030 goals require a 20% decrease from 2019. With the updated baseline year, we have strengthened our goal measured in kilograms of CO_2e per ALBD since the initial 2030 goal would only have required a further 15% reduction from 2019 levels. Our goal measured in grams of CO_2e per ALB-km remains the same.


Carnival Corporation & plc Carbon Intensity
(g CO2e / ALB-km)
350
300
250
200
150
100
50
0
327
246
196
24.9%
40%
20%
2008
2019
2030 goal
Carbon Intensity
(kg CO2e / ALBD)
175
150
125
100
75
50
25
0
170
120
96
29.4%
44%
20%
2008
2019
2030 goal

To support the mitigation of the climate-related risks identified relating to the restriction of carbon-intensive industries and fossil fuels, we have set 2030 Climate Action Goals.

XVI. Information Technology

With the increasing size and sophistication of cruise ships, the technologies employed to enhance guest experiences and operate ships have grown ever more complex and integrated. We have a Chief Information Officer ("CIO") who is responsible for leading three critical global functions across our brands: information technology, innovation, and cybersecurity/compliance. Our Boards of Directors have Audit Committees whose responsibility includes oversight of risk management relating to information technology, cybersecurity and data privacy. The CIO briefs the Audit Committees on these matters on a regular basis and generally at least quarterly.

Our global information technology model is designed to contribute to exceeding expectations of our guests, crew, shoreside team members and other stakeholders. All of our brands are actively collaborating to maximize the business value of our information technology solutions, standards and processes to eliminate redundancies and drive process efficiencies, while increasingly leveraging our scale and common technologies.

In order to achieve our goals, we are focusing on several key factors including applications, compliance, connectivity, cybersecurity, data privacy, infrastructure, modernization and innovation.

In response to the increasing threat of continuously evolving cybersecurity risks, we have continued to invest in our information technology and operational technology cybersecurity programs, managing risk and protecting our company's business operations through targeted people, process and technology-focused improvements. This includes the implementation of routine data privacy and security focused training for our shoreside and certain shipboard team members. We have a Chief Information Security Officer who reports to the CIO and is responsible for leading global cybersecurity risk reduction efforts and compliance.

In light of numerous jurisdictional data privacy and security laws/regulations, we have data privacy and security standards across the corporation. We have a Chief Privacy Officer and Data Protection Officers who oversee our focus on the proper processing of personal information in alignment with our Privacy Policy.

XVII. Supply Chain

We incur expenses for goods and services to deliver exceptional cruise experiences to our guests. In addition, we incur significant capital expenditures for materials to support the refurbishment and enhancements of our vessels as well as to build new ships. We approach our spend strategically and look for suppliers who demonstrate the ability to help us leverage our scale in terms of cost, quality, service, innovation and sustainability. We are focused on the creation of strategic partnerships and will streamline our supplier base where it is prudent and on a risk-based basis. Our largest capital investments are for the construction of new ships.

Global supply markets and supply chains have been impacted by certain events, resulting in shortages, extended lead times and increased inflation impacting our operations and profitability. We continue to apply a number of different strategies to mitigate the impact of these challenges on our operations, including extending our demand planning, placing purchase orders earlier, leveraging corporate contracts, utilizing short-term or long-term contracts as needed, seeking alternative sources, utilizing substitute products and leveraging our supplier relationships.

XVIII. Insurance

a. General

We maintain insurance to cover a number of risks associated with owning and operating our vessels and other non-ship related risks. All such insurance policies are subject to coverage limits, exclusions and deductible levels. Insurance premiums are dependent on our own loss experience and the general premium requirements of our insurers. We maintain certain levels of deductibles for substantially all the below-mentioned coverages. We may increase our deductibles to mitigate future premium increases. We do not carry coverage related to loss of earnings or revenues from our ships or other operations.

b. Protection and Indemnity ("P&I") Coverages

Liabilities, costs and expenses for illness and injury to crew, guest injury, pollution and other third-party claims in connection with our cruise activities are covered by our P&I clubs, which are mutual indemnity associations owned by ship owners.

We are members of three P&I clubs, Gard, Steamship Mutual and UK Club, which are part of a worldwide group of 13 P&I clubs, known as the International Group of P&I Clubs (the "IG"). The IG insures directly, and through broad and established reinsurance markets, a large portion of the world's shipping fleets. Coverage is subject to the P&I clubs' rules and the limits of coverage are determined by the IG.

c. Hull and Machinery Insurance

We maintain insurance on the hull and machinery of each of our ships for reasonable amounts as determined by management. The coverage for hull and machinery is provided by large and well-established international marine insurers. Insurers make it a condition for insurance coverage that a ship be certified as "in class" by a classification society that is a member of the International Association of Classification Societies ("IACS"). All of our ships are routinely inspected and certified to be in class by an IACS member.

d. War Risk Insurance

We use a combination of insurance and self-insurance to cover war risk for legal liability to crew, guests and other third parties as well as loss or damage to our vessels arising from war or war-like actions. Our primary war risk insurance coverage is provided by international marine insurers and our excess war risk insurance is provided by our three P&I clubs. Under the terms of our war risk insurance coverage, which are typical for war risk policies in the marine industry, insurers can give us no less than three days' notice that the insurance policies will be canceled. However, the policies may be reinstated at different premium rates.

e. Other Insurance

We maintain property insurance covering our shoreside assets and casualty insurance covering liabilities to third parties arising from our hotel and transportation business, shore excursion operations and shoreside operations, including our port and related commercial facilities. We also maintain worker's compensation, director's and officer's liability and other insurance coverages.

XIX. Governmental Regulations

a. Maritime Regulations

1. General

Our ships are regulated by numerous international, national, state and local laws, regulations, treaties and other legal requirements, as well as voluntary agreements, which govern health, environmental, safety and security matters in relation to our guests, crew and ships. These requirements change regularly, sometimes on a daily basis, depending on the itineraries of our ships and the ports and countries visited. If we violate or fail to comply with any of these laws, regulations, treaties and other requirements, we could be fined or otherwise sanctioned by regulators. We are committed to complying with, or exceeding, all relevant requirements.

The primary regulatory bodies that establish maritime laws and requirements applicable to our ships include:

The IMO: All of our ships, and the maritime industry as a whole, are subject to the maritime safety, security and environmental regulations established by the IMO, a specialized agency of the United Nations. The IMO's principal sets of requirements are mandated through its International Convention for the Safety of Life at Sea ("SOLAS") and its International Convention for the Prevention of Pollution from Ships ("MARPOL").

Flag States: Our ships are registered, or flagged, in The Bahamas, Bermuda, Italy, the Netherlands, Panama and the UK, which are also referred to as Flag States. Our ships are regulated by these Flag States through international conventions that govern, among other things, health, environmental, safety and security matters in relation to our guests, crew and ships. Representatives of each Flag State conduct periodic inspections, surveys and audits to verify compliance with these requirements.

Ship classification societies: Class certification is one of the necessary documents required for our cruise ships to be flagged in a specific country, obtain liability insurance and legally operate as passenger cruise ships. Our ships are subject to periodic class surveys, including dry-dock inspections, by ship classification societies to verify that our ships have been maintained in accordance with the rules of the classification societies and that recommended repairs have been satisfactorily completed. Dry-dock frequency is a statutory requirement mandated by SOLAS. Our ships dry-dock once or twice every five years, depending on the age of the ship.

National, regional and other authorities: We are subject to the decrees, directives, regulations and requirements of the European Union ("EU"), the UK, the U.S., other countries and hundreds of other authorities, including international ports that our ships visit every year.

Port regulatory authorities (Port State Control): Our ships are also subject to inspection by the port regulatory authorities, which are also referred to as Port State Control, in the various countries that they visit. Such inspections include verification of compliance with the maritime safety, security, environmental, customs, immigration, health and labor requirements applicable to each port, as well as with regional, national and international requirements. Many countries have joined together to form regional Port State Control authorities.

As members of the Cruise Lines International Association ("CLIA"), we helped to develop and have implemented policies that are intended to enhance shipboard safety and environmental protection throughout the cruise industry. In some cases, this calls for implementing best practices, which exceed existing legal requirements. Further details on these and other policies, which are not incorporated into this document, can be found on www.cruising.org.

Our Boards of Directors have Health, Environment, Safety and Security ("HESS") Committees, which were comprised of six independent directors as of November 30, 2022. The principal function of the HESS Committees is to assist the boards in fulfilling their responsibility to supervise and monitor our health, environment, safety, security and sustainability related policies, programs and initiatives at sea and ashore and compliance with related legal and regulatory requirements. The HESS Committees and our management team review significant HESS relevant risks or exposures and associated mitigating actions.

We are committed to implementing appropriate measures to manage identified risks effectively. We have a Chief Maritime Officer to oversee our global maritime operations, including maritime policy, maritime affairs, maritime standards, training, shipbuilding, asset management, health operations, and research and development. In addition, we have a Chief Risk and Compliance Officer who leads the effort to promote and monitor a strong ethics and compliance culture throughout the company, including all areas of HESS.

To help ensure that we are compliant with legal and regulatory requirements and that these areas of our business operate in an efficient and effective manner, we:

- Provide regular health, environmental, safety and security support, training, guidance and information to guests, team members and others working on our behalf
- Develop and implement effective and verifiable management systems to fulfill our health, environmental, safety, security and sustainability commitments
- Perform regular shoreside and shipboard audits and take appropriate action when deficiencies are identified
- Report and investigate health, environmental, safety and security incidents and strive to take appropriate action to prevent recurrence
- Identify those team members responsible for managing health, environment, safety, security and sustainability programs and aim to establish clear lines of accountability
- Identify the aspects of our business with potential to impact the environment and continue to take appropriate action to minimize that impact
- Monitor an anonymous hotline for any reported allegations or concerns and the related responses
- Review and work to improve policies and procedures designed to prevent, detect, respond and correct various regulatory violations and other misconduct

2. Maritime Safety Regulations

The IMO has adopted safety standards as part of SOLAS. To help ensure guest and crew safety, SOLAS establishes requirements for the following:

- Vessel design and structural features
- Construction and materials
- Refurbishment standards
- Radio communications
- Life-saving and other equipment
- Fire protection and detection
- Safe management and operation
- Musters

All of our crew undergo regular safety training that meets or exceeds all international maritime regulations, including SOLAS requirements, which are periodically revised.

SOLAS requires implementation of the International Safety Management Code ("ISM Code"), which provides an international standard for the safe management and operation of ships and for pollution prevention. The ISM Code is mandatory for passenger vessel operators. Under the ISM Code, vessel operators are required to:

- Develop and implement a Safety Management System ("SMS") that includes, among other things, the adoption of safety and environmental protection policies setting forth instructions and procedures for operating vessels safely and describing procedures for responding to emergencies and protecting the environment. In addition, our SMS includes health and security procedures
- Obtain a Document of Compliance ("DOC") for the vessel operator, as well as a Safety Management Certificate ("SMC") for each vessel they operate. These documents are issued by the vessel's Flag State and evidence compliance with the ISM Code and the SMS
- Verify or renew DOCs and SMCs periodically in accordance with the ISM Code

We have implemented and continue to develop policies and procedures that we believe enhance our commitment to the safety of our guests and crew. These initiatives include the following:

- Training of our bridge, engineering and environmental officers in maritime related best practices facilitated by our CSMART Academy, the Center for Simulator Maritime Training located within our Arison Maritime Center in Almere, Netherlands
- Further standardization of our detailed bridge and engine resource management procedures on our ships
- Expansion of our existing oversight function to monitor and assist operations through our state-of-the-art fleet operations centers in Miami and Hamburg
- Identifying and promoting the use of international standards and best-practice policies and procedures in health, environmental, safety and security disciplines across the organization including on all our ships
- Further enhancement of our processes for auditing our HESS performance throughout our operations

3. Maritime Security Regulations

Our ships are subject to numerous security requirements. These requirements include the International Ship and Port Facility Security Code, which is part of SOLAS, the U.S. Maritime Transportation Security Act of 2002, which addresses U.S. port and waterway security and the U.S. Cruise Vessel Security and Safety Act of 2010, which applies to all of our ships that embark or disembark passengers in the U.S. These regulations include requirements as to the following:

- Implementation of specific security measures, including onboard installation of a ship security alert system
- Assessment of vessel security
- Efforts to identify and deter security threats
- Training, drills and exercises
- Security plans that may include guest, vehicle and baggage screening procedures, security patrols, establishment of restricted areas, personnel identification procedures, access control measures and installation of surveillance equipment
- Establishment of procedures and policies for reporting and managing allegations of crimes

4. Maritime Environmental Regulations

We are subject to numerous international, multi-national, national, state and local environmental laws, regulations and treaties that govern air emissions, waste management, and the storage, handling, use and disposal of hazardous substances such as chemicals, solvents and paints.

As a means of managing and improving our environmental performance and compliance, we adhere to standards set by the International Organization for Standardization ("ISO"), an international standard-setting body, which produces worldwide industrial and commercial standards. The environmental management system of our company and ships is certified in accordance with ISO 14001, the environmental management standard that was developed to help organizations manage the environmental impacts of their processes, products and services. ISO 14001 defines an approach to setting and achieving environmental objectives and targets, within a structured management framework.

i. International Regulations

The principal international convention governing marine pollution prevention and response is MARPOL.

a. Preventing and Minimizing Pollution

MARPOL includes six annexes, four of which are applicable to our cruise ships, containing requirements designed to prevent and minimize both accidental and operational pollution by oil, sewage, garbage and air emissions and sets forth specific requirements related to vessel operations, equipment, recordkeeping and reporting that are designed to prevent and minimize pollution. All of our ships must carry an International Oil Pollution Prevention Certificate, an International Sewage Pollution Prevention Certificate, an International Air Pollution Prevention Certificate and a Garbage Management Plan. The ship's Flag State issues these certificates, which evidence their compliance with the MARPOL regulations regarding prevention of pollution by oil, sewage, garbage and air emissions. Certain jurisdictions have not adopted all of these MARPOL annexes but have established various national, regional or local laws and regulations that apply to these areas.

As noted above, MARPOL governs the prevention of pollution by oil from operational measures, as well as from accidental discharges. MARPOL requires that discharges of machinery space bilge water pass through pollution prevention equipment that separates oil from the water and monitors the discharged water to ensure that the effluent does not exceed 15 parts per million oil content. During 2019, we voluntarily completed the upgrade of oily water separation equipment to the latest MARPOL standards as set forth by the IMO onboard all of our ships. Our ships have oily water separators with oil content monitors installed and maintain a record of certain engine room operations in an Oil Record Book. In addition, we have voluntarily installed redundant systems on all of our ships that monitor processed bilge water a second time prior to discharge to help ensure that it contains no more than 15 parts per million oil content. This system also provides additional controls to prevent improper bilge water discharges. MARPOL also requires that our ships have Shipboard Oil Pollution Emergency Plans.

MARPOL also governs the discharge of sewage from ships and contains regulations regarding the ships' equipment and systems for the control of sewage discharge, the provision of facilities at ports and terminals for the reception of sewage and requirements for survey and certification.

MARPOL also governs the discharge of garbage from ships and requires the implementation of Garbage Management Plan and the maintenance of a Garbage Record Book.

Furthermore, MARPOL addresses air emissions from vessels, establishes requirements for the prevention of air pollution from ships to reduce emissions of sulfur oxides ("SOx"), nitrogen oxides ("NOx"), particulate matter and GHG emissions. It also contains restrictions on the use of ozone depleting substances ("ODS") and requires the recording of ODS use, equipment containing ODS and the emission of ODS.

b. Sulfur Emissions

The IMO has adopted a global 0.5% sulfur cap for marine fuel which began in January 2020. The EU Parliament and Council has also adopted 0.5% sulfur content fuel requirement (the "EU Sulfur Directive"). The options to comply with both the global 0.5% sulfur cap and the EU Sulfur Directive include the installation of Advanced Air Quality Systems, or the use of low sulfur or alternative fuels.

MARPOL addresses air emissions from both auxiliary and main propulsion diesel engines on ships and further specifies requirements for Emission Control Areas ("ECAs") with stricter limitations on sulfur emissions content in these areas, requiring ships to use fuel with a sulfur content of no more than 0.1%, or to use alternative emission reduction methods, such as Advanced Air Quality Systems.

We have Advanced Air Quality Systems on most of our ships, which are aiding in partially mitigating the financial impact from the ECAs and global 0.5% sulfur requirements. We use Advanced Air Quality Systems wherever possible subject to local laws and regulations. Additionally, Advanced Air Quality Systems used with heavy fuel oil ("HFO") results in as good or better SOx, NOx, and particulate emissions compared to MGO while also resulting in a marginal reduction of well-to-wake carbon emissions. These refer to the emissions generated throughout the entire process of fuel production, delivery and use onboard ships.

c. Greenhouse Gas Emissions

In 2013, the IMO approved measures to improve energy efficiency and reduce emissions of GHGs from international shipping by adopting technical and operational measures for all ships. The technical measures apply to the design of new vessels, and the operational reduction measures apply to all vessels. Operational reduction measures have been implemented through a variety of means, including a Ship Energy Efficiency Management Plan, improved voyage planning and more frequent propeller and hull cleanings. We have established objectives within the ISO 14001 environmental management system for each of our brands to further reduce fuel consumption rates and the resulting GHG emissions.

In 2016, the IMO approved the implementation of a mandatory data collection system ("DCS") for fuel oil consumption. The DCS requires ships of 5,000 gross tons and above to provide fuel consumption data to their respective Flag State at the end of each calendar year, beginning in 2019. Flag States validate the data and transfer it to an IMO database. The IMO will produce a summary annual report with anonymous data. In 2018, the IMO also set aspirations to achieve several shipping industry GHG emission reduction goals with 2030 and 2050 target dates. In November 2020, the IMO's Marine Environment Protection Committee approved further MARPOL changes in support of its GHG emission reduction goals, which have entered into force on January 1, 2023 and include the Carbon Intensity Indicator ("CII"), an annual ship-level CO_2 intensity emissions performance measure, and the Energy Efficiency Existing Ship Index ("EEXI"), a one-off measure similar to the Energy Efficiency Design Index ("EEDI") for newbuilds, that confirms for a specific condition that a ship meets a target CO_2 emission intensity. The EEXI is not expected to have a material impact and the impact for CII is uncertain as the enforcement mechanism of the regulation is still to be defined. In addition, the IMO is currently considering various other proposals which aim to reduce GHG emissions within the global shipping industry. These proposals include a range of measures including possible fuel standards and market-based measures, such as a carbon levy, that, if enacted, could result in changes to itineraries or increased compliance related costs which may individually and collectively have a material impact on our profitability.

d. Ballast Water

Ballast water is water used to stabilize ships at sea and maintain safe operating conditions throughout a voyage. Ballast water can carry a multitude of marine species. In 2017, the IMO's Ballast Water Management Convention entered into force, which governs the discharge of ballast water from ships. Subsequent amendments effectively extended the implementation date for installation of ballast water management systems for existing ships by about two years, though other requirements went into effect immediately, including requirements for ballast water exchange, record keeping, and maintaining an approved Ballast Water Management Plan. The Convention is designed to regulate the treatment of ballast water prior to discharging overboard in order to avoid the transfer of marine species to new environments, as well as establishing other ballast water management practices for monitoring and environmental protection.

ii. U.S. Federal and State Regulations

The Act to Prevent Pollution from Ships implements several MARPOL Annexes in the U.S. and imposes numerous requirements on our ships, as discussed above. Administrative, civil and criminal penalties may be assessed for violations.

The Oil Pollution Act of 1990 ("OPA 90") established a comprehensive federal liability regime, as well as prevention and response requirements, relating to discharges of oil in U.S. waters. The major requirements include demonstrating financial responsibility up to the liability limits set by OPA 90 and having oil spill response plans in place. We have Certificates of Financial Responsibility ("COFR") that demonstrate our ability to meet the liability limits of OPA 90 based on the gross tonnage of our ships for removal costs and damages, such as from an oil spill. The COFR also covers releases of hazardous substances. It is possible, however, for our liability limits to be broken, which could expose us to unlimited liability. Under OPA 90, owners or operators of vessels operating in U.S. waters must file Vessel Response Plans with the U.S. Coast Guard ("USCG") and must operate and conduct any response action in compliance with these plans. As OPA 90 expressly allows coastal states to impose liabilities and requirements beyond those imposed under federal law, many U.S. states have enacted laws more stringent than OPA 90. Some of these state laws impose unlimited liability for oil spills and contain more stringent financial responsibility and contingency planning requirements. Most coastal states have also enacted environmental regulations that impose strict liability for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance, similar to OPA 90.

The Clean Water Act ("CWA") provides the U.S. Environmental Protection Agency ("EPA") with the authority to regulate incidental discharges from commercial vessels, including discharges of ballast water, bilge water, gray water, anti-fouling paints and other substances during normal operations within the U.S. three mile territorial sea and inland waters. Pursuant to the CWA authority, the U.S. National Pollutant Discharge Elimination System was designed to minimize pollution within U.S. territorial waters. For our affected ships, the incidental discharge requirements are set forth in EPA's Vessel General Permit ("VGP") for discharges incidental to the normal operations of vessels. The VGP establishes effluent limits for specific discharges incidental to the normal operation of a vessel, many of which apply to our cruise ships. In addition to the requirements associated with these discharges and more stringent vessel-specific requirements, the VGP includes requirements for inspections, monitoring, reporting and record-keeping. In 2018, the Vessel Incidental Discharge Act ("VIDA") was signed into law and was intended to clarify and streamline discharge requirements for the incidental discharges covered by the VGP and certain USCG regulations for ballast water. More specifically, a new section was added to the CWA called "Uniform National Standards for Discharges Incidental to Normal Operation of Vessels." Once fully implemented, VIDA will replace the VGP; however, while the standards and regulations are being developed the 2013 VGP has been administratively extended and will remain in effect. VIDA requires the standards and regulations to be at least as stringent as the existing requirements in the 2013 VGP and USCG regulations, unless information becomes available that was not reasonably available when the initial standard of performance was issued, and that information would have justified a less stringent standard. In October 2020, the EPA posted its notice of proposed rulemaking to set standards for 20 types of vessel discharges incidental to normal operations. The discharge standards are organized into three categories: (1) general operation and maintenance; (2) biofouling management; and (3) oil management. These standards mandate overall minimization of discharges and prescribe associated best management practices. No training or education requirements are included, as these will be set by the USCG in its rulemaking once EPA's standards are finalized. Notably, EPA incorporated discharge standards applicable to exhaust gas cleaning system discharges based substantially on applicable IMO guidelines, which better harmonizes the VGP and IMO requirements. While the proposed rule provides clarity into the likely structure of VIDA, there is uncertainty over the mechanism through which state-specific standards may be implemented.

We are subject to the requirements of the U.S. Resource Conservation and Recovery Act for the disposal of both hazardous and non-hazardous solid wastes that are generated by our ships. In general, vessel owners are required to determine if their wastes are hazardous and, when landing waste ashore, comply with certain standards for the proper management of hazardous wastes, including the use of hazardous waste manifests for shipments to approved disposal facilities.

The U.S. National Invasive Species Act ("NISA") was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. waters through ballast water taken on by vessels in foreign waters. The USCG adopted regulations under NISA that impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. Depending on a vessel's compliance date for installation of a USCG type-approved ballast water management system, these requirements may now be met by performing mid-ocean ballast exchange, by retaining ballast water onboard the vessel or by using a ballast water management system authorized or approved by the USCG. In the near future, ballast exchange will no longer be permissible. These USCG regulations, however, will ultimately be replaced with the new regulatory regime being developed under VIDA, which is expected to contain similar requirements.

The state of Alaska has enacted legislation that prohibits certain discharges in designated Alaskan waters and sets effluent limits on others, which are applicable to cruise ships. Further, the state of Alaska requires that certain discharges be reported and monitored to verify compliance with the standards established by the legislation. Environmental regimes in Alaska are more stringent than the U.S. federal requirements with regard to discharges from vessels. The legislation also provides that repeat violators of the regulations could be prohibited from operating in Alaskan waters. The state of California also has environmental requirements significantly more stringent than federal requirements for water discharges and air emissions.

iii. EU Regulations

The EU has adopted a broad range of substantial environmental measures aimed at improving the quality of the environment for European citizens. To support the implementation and enforcement of European environmental legislation, the EU has adopted directives on environmental liability and enforcement and a recommendation providing for minimum criteria for environmental inspections.

The European Commission's ("EC") strategy is to reduce emissions from ships. The EC strategy seeks to implement SOx Emission Control Areas set out in MARPOL, as discussed above via their own Sulphur Directive.

The EC has also implemented regulations aimed at reducing GHG emissions from maritime shipping through a Monitoring, Reporting and Verification regulation, which involves collecting emissions data from ships over 5,000 gross tons to monitor and report carbon emissions on all voyages to, from and between European Union ports.

The EU is in the process of adopting a series of significant carbon reforms as a part of its Fit for 55 package to meet its 2030 emissions reduction goal. The main instruments for reducing emissions are the Emissions Trading System ("ETS"), Energy Taxation Directive ("ETD") and the newly proposed FuelEU Maritime initiative as well as amendments to the alternative fuels infrastructure and renewable energy directives.

The ETS regulates carbon emissions through a "cap and trade" principle, where a cap is set on the total amount of certain GHGs that can be emitted. The recently agreed inclusion of the maritime shipping sector within the scope of ETS will become effective from January 2024 and introduces a mechanism whereby we will be required to procure carbon emission allowances covering 40% of emissions inside EU waters, to be surrendered in 2025, 70% of 2025 emissions to be surrendered in 2026 and 100% of annual emissions thereafter, to be surrendered in the following year.

The ETD is a framework for the taxation of energy products and sets minimum rates of excise duty to encourage a low-carbon economy. Proposed amendments to the ETD will introduce new tax rates based on the energy content and environmental impact rather than volume. If adopted, these amendments will also widen the directive to include maritime fuels, which were previously exempt.

The recently proposed FuelEU Maritime initiative is a long-term framework to reduce maritime emissions by increasing the use of sustainable alternative fuels, and for the cruise industry, the use of shore power. The proposal also requires compliance with the maximum limits of GHG intensity of energy used on board. The stringency of these limits increases over time and there are financial penalties for non-compliance. The initiative also includes requirements for ships to connect to shore power when at EU ports.

The Fit for 55 regulations may individually and collectively result in increased costs and have an impact on our profitability beginning in 2024, and increasing to have a material impact on our profitability beginning in 2025. The exact impact is uncertain as elements of the proposals have not yet been finalized and enacted and the costs of ETS allowances will depend on future markets.

5. Maritime Health Regulations

We are committed to providing a healthy environment for all of our guests and crew. We collaborate with public health inspection programs throughout the world, such as the Centers for Disease Control and Prevention (“CDC”) in the U.S. and the SHIPSAN Project in the EU, to ensure that development of these programs leads to enhanced health and hygiene onboard our ships. Through our collaborative efforts, we work with the authorities to develop and revise guidelines, review plans and conduct on-site inspections for all newbuilds and significant ship renovations. We work closely with governments and health authorities around the world to ensure that our health and safety protocols comply with the requirements of each location. In addition, we continue to maintain our ships by meeting, and often exceeding, applicable public health guidelines and requirements, complying with inspections, reporting communicable illnesses and conducting regular crew training and guest education programs.

6. Maritime Labor Regulations

The International Labor Organization develops and oversees international labor standards and includes a broad range of requirements, such as the definition of a seafarer, minimum age of seafarers, medical certificates, recruitment practices, training, repatriation, food, recreational facilities, health and welfare, hours of work and rest, accommodations, wages and entitlements.

The International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, as amended, establishes additional minimum standards relating to training, including security training, certification and watchkeeping for our seafarers.

b. Other Governmental Regulations

Compliance with GHG regulations and the associated potential cost is complicated by the fact that various countries and regions are following different approaches to climate-related regulations.

In most countries where we source the majority of our guests, we are required to establish financial responsibility, such as obtaining a guarantee from stable financial institutions and insurance companies, to satisfy liability in cases of our non-performance of obligations to our guests. The amount of financial responsibility varies by jurisdiction based on the amount mandated by the applicable local legislation, regulatory agency or association.

In Australia and most of Europe, we may be obligated to honor our guests’ cruise payments made by them to their travel agents and tour operators regardless of whether we receive these payments.

We are, or may in the future become, subject to other laws and regulations which require our compliance, including those addressing antitrust, anti-money laundering, bribery, corruption, data privacy, human rights, securities and sanctions, reporting on sustainability matters, as well as human resources related matters.

XX. Taxation

A summary of our principal taxes and exemptions in the jurisdictions where our significant operations are located is as follows:

a. U.S. Income Tax

We are primarily foreign corporations engaged in the business of operating cruise ships in international transportation. We also own and operate, among other businesses, the U.S. hotel and transportation business of Holland America Princess Alaska Tours through U.S. corporations.

Our North American cruise ship businesses and certain ship-owning subsidiaries are engaged in a trade or business within the U.S. Depending on its itinerary, any particular ship may generate income from sources within the U.S. We believe that our U.S. source income and the income of our ship-owning subsidiaries, to the extent derived from, or incidental to, the international operation of a ship or ships, is currently exempt from U.S. federal income and branch profit taxes.

Our domestic U.S. operations, principally the hotel and transportation business of Holland America Princess Alaska Tours, are subject to federal and state income taxation in the U.S.

1. Application of Section 883 of the Internal Revenue Code

In general, under Section 883 of the Internal Revenue Code, certain non-U.S. corporations (such as our North American cruise ship businesses) are not subject to U.S. federal income tax or branch profits tax on U.S. source income derived from, or incidental to, the international operation of a ship or ships. Applicable U.S. Treasury regulations provide in general that a foreign corporation will qualify for the benefits of Section 883 if, in relevant part, (i) the foreign country in which the foreign corporation is organized grants an equivalent exemption to corporations organized in the U.S. in respect of each category of shipping income for which an exemption is being claimed under Section 883 (an "equivalent exemption jurisdiction") and (ii) the foreign corporation meets a defined publicly-traded corporation stock ownership test (the "publicly-traded test"). Subsidiaries of foreign corporations that are organized in an equivalent exemption jurisdiction and meet the publicly-traded test also benefit from Section 883. We believe that Panama is an equivalent exemption jurisdiction and that Carnival Corporation currently satisfies the publicly-traded test under the regulations. Accordingly, substantially all of Carnival Corporation's income is exempt from U.S. federal income and branch profit taxes.

Regulations under Section 883 list certain activities that the Internal Revenue Service ("IRS") does not consider to be incidental to the international operation of ships and, therefore, the income attributable to such activities, to the extent such income is U.S. source, does not qualify for the Section 883 exemption. Among the activities identified as not incidental are income from the sale of air transportation, transfers, shore excursions and pre- and post-cruise land packages to the extent earned from sources within the U.S.

2. Exemption Under Applicable Income Tax Treaties

We believe that the U.S. source transportation income earned by Carnival plc and its subsidiaries currently qualifies for exemption from U.S. federal income tax under applicable bilateral U.S. income tax treaties.

3. U.S. State Income Tax

Carnival Corporation, Carnival plc and certain subsidiaries are subject to various U.S. state income taxes generally imposed on each state's portion of the U.S. source income subject to U.S. federal income taxes. However, the state of Alaska imposes an income tax on its allocated portion of the total income of our companies doing business in Alaska and certain of their subsidiaries.

b. UK and Australian Income Tax

Cunard, P&O Cruises (UK) and P&O Cruises (Australia) are divisions of Carnival plc and have elected to enter UK tonnage tax under a rolling ten-year term and, accordingly, reapply every year. Companies to which the tonnage tax regime applies pay corporation taxes on profits calculated by reference to the net tonnage of qualifying ships. UK corporation tax is not chargeable under the normal UK tax rules on these brands' relevant shipping income. Relevant shipping income includes income from the operation of qualifying ships and from shipping related activities.

For a company to be eligible for the regime, it must be subject to UK corporation tax and, among other matters, operate qualifying ships that are strategically and commercially managed in the UK. Companies within UK tonnage tax are also subject to a seafarer training requirement.

Our UK non-shipping activities that do not qualify under the UK tonnage tax regime remain subject to normal UK corporation tax.

P&O Cruises (Australia) and all of the other cruise ships operated internationally by Carnival plc for the cruise segment of the Australian vacation region are exempt from Australian corporation tax by virtue of the UK/Australian income tax treaty.

c. Italian and German Income Tax

In 2015, Costa and AIDA re-elected to enter the Italian tonnage tax regime through 2024 and can reapply for an additional ten-year period beginning in early 2025. Companies to which the tonnage tax regime applies pay corporation taxes on shipping profits calculated by reference to the net tonnage of qualifying ships.

Most of Costa's and AIDA's earnings that are not eligible for taxation under the Italian tonnage tax regime will be taxed at an effective tax rate of 4.8% in 2022 and 2021.

Substantially all of AIDA's earnings are exempt from German income taxes by virtue of the Germany/Italy income tax treaty.

d. Other

In addition to or in place of income taxes, virtually all jurisdictions where our ships call impose taxes, fees and other charges based on guest counts, ship tonnage, passenger capacity or some other measure.

XXI. Trademarks and Other Intellectual Property

We own, use and/or have registered or licensed numerous trademarks, patents and patent pending designs and technology, copyrights and domain names, which have considerable value and some of which are widely recognized throughout the world. These intangible assets enable us to distinguish our cruise products and services, ships and programs from those of our competitors. We own or license the trademarks for the trade names of our cruise brands, each of which we believe is a widely-recognized brand in the cruise industry, as well as our ship names and a wide variety of cruise products and services.

XXII. Competition

We compete with land-based vacation alternatives throughout the world, such as hotels, resorts (including all-inclusive resorts), theme parks, organized tours, casinos, vacation ownership properties, and other internet-based alternative lodging sites. Based on 2022 Cruise Industry News statistics, as of December 31, 2022, we, along with our principal cruise competitors Royal Caribbean Group, Norwegian Cruise Line Holdings, Ltd. and MSC Cruises, represented approximately 80% of the cruise industry capacity, including ships operating with guests onboard and ships in pause status expected to return to guest cruise operations.

D. Website Access to Carnival Corporation & plc SEC Reports

We use our websites as channels of distribution of company information. Our Form 10-K, Carnival plc Annual Report, joint Quarterly Reports on Form 10-Q, joint Current Reports on Form 8-K, joint Proxy Statement related to our annual shareholders meeting, Section 16 filings and all amendments to those reports are available free of charge at www.carnivalcorp.com and www.carnivalplc.com and on the SEC's website at www.sec.gov as soon as reasonably practicable after we have electronically filed or furnished these reports with the SEC. In addition, you may automatically receive email alerts and other information when you enroll your email address by visiting the Investor Services section of our websites. The content of any website referred to in this document is not incorporated by reference into this document.

E. Industry and Market Data

This document includes market share and industry data and forecasts that we obtained from industry publications, third-party surveys and internal company surveys. Industry publications, including those from Cruise Industry News, and surveys and forecasts, generally state that the information contained therein has been obtained from sources believed to be reliable. Cruise Industry News is a for profit magazine company that covers all aspects of cruise operations. Their magazines and annual report cover all cruise lines and shipyards and report on all aspects of cruise operations including relevant issues, financial results, ship building, ship reviews, etc. All other references to third party information are publicly available at nominal or no cost. We use the most currently available industry and market data to support statements as to our market positions. Although we believe that the industry publications and third-party sources are reliable, we have not independently verified any of the data. Similarly, while we believe our internal estimates with respect to our industry are reliable, they have not been verified by any independent sources. While we are not aware of any misstatements regarding any industry data presented herein, our estimates, in particular as they relate to market share and our general expectations, involve risks and uncertainties and are subject to change based on various factors, including those discussed under Item 4. Risk Management and/or Mitigation of Principal and Emerging Risks within this Strategic Report.

F. Properties

As of November 30, 2022, the Carnival Corporation and Carnival plc headquarters and our larger shoreside locations are as follows:

Location	Square Footage *(in thousands)*	Own/Lease	Principal Operations
Miami, FL, U.S.A.	463/18	Own/Lease	Carnival Corporation & plc and Carnival Cruise Line
Genoa, Italy	229/46	Own/Lease	Costa and AIDA
Almere, Netherlands	253	Own	Arison Maritime Center
Rostock, Germany	224	Own	Costa and AIDA
Seattle, WA, U.S.A.	175	Lease	Princess Cruises, Holland America Line and Seabourn
Southampton, England	150	Lease	Carnival plc, P&O Cruises (UK) and Cunard
Santa Clarita, CA, U.S.A.	134	Lease	Princess Cruises, Holland America Line and Seabourn
Hamburg, Germany	108	Lease	Costa and AIDA
Fort Lauderdale, FL, U.S.A.	61	Lease	Princess Cruises
Sydney, NSW, Australia	37	Lease	Princess Cruises and P&O Cruises (Australia)

Information about our cruise ships, including the number each of our cruise brands operate, as well as information regarding our cruise ships under construction may be found under Part I. Item 1. Business. C. "Our Global Cruise Business." In addition, we own, lease or have controlling interests in port destinations, private islands, hotels, and lodges.

G. Legal Proceedings

The legal proceedings described in Note 7 — "Contingencies" of our DLC Financial Statements, including those described under "COVID-19 Actions," are shown in our IFRS Financial Statements in Note 23 — "Contingencies" and are incorporated by reference into this Strategic Report.

On June 20, 2022, Princess Cruises notified the Australian Maritime Safety Authorization ("AMSA") and the flag state, Bermuda, regarding approximately six cubic meters of comminuted food waste (liquid biodigester effluent) inadvertently discharged by *Coral Princess* inside the Great Barrier Reef Marine Park. On June 23, 2022, the UK P&I Club N.V. provided a letter of undertaking for approximately $1.9 million (being the estimated maximum combined penalty). We believe the ultimate outcome will not have a material impact on our consolidated financial statements.

H. Executive Officers and Corporate Governance

Information About Our Executive Officers

The table below sets forth the name, age, years of service and title of each of our executive officers as of January 27, 2023. Titles listed relate to positions within Carnival Corporation and Carnival plc unless otherwise noted.

	Age	Years of Service (a)	Title
Micky Arison	73	51	Chair of the Boards of Directors
David Bernstein	65	24	Chief Financial Officer and Chief Accounting Officer
Vice Admiral William R. Burke (Ret.)	66	9	Chief Maritime Officer
Enrique Miguez	58	25	General Counsel
Michael Thamm	59	29	Group Chief Executive Officer of Costa Group and Carnival Asia
Josh Weinstein	48	20	President, Chief Executive Officer and Chief Climate Officer

(a) Years of service with us or Carnival plc predecessor companies.

Business Experience of Executive Officers

Micky Arison has been Chair of the Boards of Directors since 1990 and a Director since 1987. He was Chief Executive Officer from 1979 to 2013.

David Bernstein has been Chief Financial Officer since 2007 and Chief Accounting Officer since 2016.

William R. Burke, retired Vice Admiral, has been Chief Maritime Officer since 2013.

Enrique Miguez has been General Counsel since 2021. He was Vice President and Deputy General Counsel from 2003 to 2021.

Michael Thamm has been Group Chief Executive Officer of Costa Group since 2012 and of Carnival Asia since 2017.

Josh Weinstein has been President, Chief Executive Officer and Chief Climate Officer since August 2022. He was Chief Operations Officer from 2020 to July 2022, President of Carnival UK from 2017 to 2022 and Treasurer from 2007 to 2017.

Corporate Governance

Our Code of Business Conduct and Ethics applies to all our team members and our Boards of Directors and states our commitment to conduct business ethically, without the influence of bribes or acts of corruption. We are committed to complying with the laws prohibiting bribery and other corrupt practices that apply everywhere we operate. Additionally, we provide trainings on anti-corruption laws and regulations and how to identify bribery to our team members. This Code of Business Conduct and Ethics is posted on our website, which is located at www.carnivalcorp.com and www.carnivalplc.com. We intend to satisfy the disclosure requirements regarding any amendments to, or waivers from, provisions of this Code of Business Conduct and Ethics by posting such information on our website, at the addresses specified above. Refer to Annex C — Carnival plc Corporate Governance Report of the Proxy Statement on page C-1.

I. Dividends

On March 30, 2020, we suspended the payment of dividends on Carnival Corporation common stock and Carnival plc ordinary shares.

J. Repurchase Authorizations

I. Stock Swap Program

We have a program that allows us to realize a net cash benefit when Carnival Corporation common stock is trading at a premium to the price of Carnival plc ordinary shares. Under the Stock Swap Program, we may elect to offer and sell shares of Carnival Corporation common stock at prevailing market prices in ordinary brokers' transactions and repurchase an equivalent number of Carnival plc ordinary shares in the UK market.

II. Carnival plc Shareholder Approvals

Carnival plc ordinary share repurchases under the Stock Swap Program require annual shareholder approval. The existing shareholder approval was limited to a maximum of 18.5 million ordinary shares and is valid until the earlier of the conclusion of the Carnival plc 2023 annual general meeting or October 7, 2023.

2. Business Review.

The Directors consider that within the DLC arrangement, the most appropriate presentation of Carnival plc's Group Business Review is by reference to the DLC Financial Statements. Accordingly, the below presents the required Business Review for Carnival Corporation & plc in order to satisfy reporting requirements of the Companies Act 2006. Refer to Note 3 — Segment Information, for a reconciliation of the Carnival Corporation & plc U.S. GAAP amounts to the corresponding Carnival plc Group IFRS amounts as of and for the years ended November 30, 2022 and 2021.

Known Trends and Uncertainties

- We believe the increased cost of fuel and other related costs are reasonably likely to continue to impact our profitability in both the short and long-term.
- We believe inflation and higher interest rates are reasonably likely to continue to impact our profitability.
- We believe the increasing global focus on climate change, including the reduction of carbon emissions and new and evolving regulatory requirements, is reasonably likely to have a material negative impact on our future financial results. The full impact of climate change to our business is not yet known.

Results of Operations

We have historically earned substantially all of our cruise revenues from the following:

- Sales of passenger cruise tickets and, in some cases, the sale of air and other transportation to and from airports near our ships' home ports and cancellation fees. We also collect fees, taxes and other charges from our guests. The cruise ticket price typically includes the following:
  - Accommodations
  - Most meals, including snacks at numerous venues
  - Access to amenities such as swimming pools, water slides, water parks, whirlpools, a health club and sun decks
  - Child care and supervised youth programs
  - Entertainment, such as theatrical and comedy shows, live music and nightclubs
  - Visits to multiple destinations
- Sales of onboard goods and services not included in the cruise ticket price. This generally includes the following:
  - Beverage sales
  - Casino gaming
  - Shore excursions
  - Retail sales
  - Photo sales
  - Internet and communication services
  - Full service spas
  - Specialty restaurants
  - Art sales
  - Laundry and dry cleaning services

These goods and services are provided either directly by us or by independent concessionaires, from which we receive either a percentage of their revenues or a fee. Concession revenues do not have direct expenses because the costs and services incurred for concession revenues are borne by our concessionaires. In 2022, we earned 42% of our cruise revenues from onboard and other revenue goods and services. In 2019, our most recent full year of guest cruise operations, we earned 30% of our cruise revenues from onboard and other revenues.

We earn our tour and other revenues from our hotel and transportation operations and other revenues.

We incur cruise operating costs and expenses for the following:

- The costs of passenger cruise bookings, which include travel agent commissions, cost of air and other transportation, port fees, taxes, and charges that directly vary with guest head counts and credit and debit card fees
- Onboard and other cruise costs, which include the costs of beverage sales, costs of shore excursions, costs of retail sales, internet and communication costs, credit and debit card fees, other onboard costs, costs of cruise vacation protection programs and pre- and post-cruise land packages

- Payroll and related costs, which include the costs of officers and crew in bridge, engineering and hotel operations. Substantially all costs associated with our shoreside personnel are included in selling and administrative expenses
- Fuel costs, which include fuel delivery costs
- Food costs, which include both our guest and crew food costs
- Other ship operating expenses, which include port costs that do not vary with guest head counts; repairs and maintenance, including minor improvements and dry-dock expenses; hotel costs; entertainment; gains and losses on ship sales; ship impairments; freight and logistics; insurance premiums and all other ship operating expenses

We incur tour and other costs and expenses for our hotel and transportation operations and other expenses.

Statistical Information

	Years Ended November 30,	
	2022	**2021**
PCDs *(in millions)* (a)	54.6	8.2
ALBDs *(in millions)* (b)	72.5	14.6
Occupancy percentage (c)	75%	56%
Passengers carried *(in millions)*	7.7	1.2
Fuel consumption in metric tons *(in millions)*	2.6	1.3
Fuel consumption in metric tons per thousand ALBDs	36.1	(d)
Fuel cost per metric ton consumed	$ 830	$ 515
Currencies (USD to 1)		
AUD	$ 0.70	$ 0.75
CAD	$ 0.77	$ 0.80
EUR	$ 1.06	$ 1.19
GBP	$ 1.25	$ 1.38

The resumption of guest cruise operations has impacted the comparability of all aspects of our business.

Notes to Statistical Information

(a) PCD represents the number of cruise passengers on a voyage multiplied by the number of revenue-producing ship operating days for that voyage.

(b) ALBD is a standard measure of passenger capacity for the period that we use to approximate rate and capacity variances, based on consistently applied formulas that we use to perform analyses to determine the main non-capacity driven factors that cause our cruise revenues and expenses to vary. ALBDs assume that each cabin we offer for sale accommodates two passengers and is computed by multiplying passenger capacity by revenue-producing ship operating days in the period.

(c) Occupancy, in accordance with cruise industry practice, is calculated using a numerator of PCDs and a denominator of ALBDs, which assumes two passengers per cabin even though some cabins can accommodate three or more passengers. Percentages in excess of 100% indicate that on average more than two passengers occupied some cabins.

(d) Fuel consumption in metric tons per thousand ALBDs for 2021 and 2020 are not meaningful.

2022 Compared to 2021

Carnival plc Group IFRS Key Measures

(in millions)	Years Ended November 30, 2022	2021
Revenue	$ 3,941	$ 760
Operating income (loss)	$ (2,905)	$ (3,215)
Total assets	$ 15,532	$ 16,851

The Directors consider that within the DLC arrangement, the most appropriate presentation of Carnival plc's Group Business Review is by reference to the DLC Financial Statements. Accordingly, the below presents the required Business Review for Carnival Corporation & plc in order to satisfy reporting requirements of the Companies Act 2006.

Consolidated

(in millions)	Years Ended November 30, 2022	2021	Change
Revenues			
Passenger ticket	$ 7,022	$ 1,000	$ 6,022
Onboard and other	5,147	908	4,239
	12,168	1,908	10,260
Operating Costs and Expenses			
Commissions, transportation and other	1,630	269	1,360
Onboard and other	1,528	272	1,256
Payroll and related	2,181	1,309	871
Fuel	2,157	680	1,477
Food	863	187	676
Ship and other impairments	440	591	(151)
Other operating	2,958	1,346	1,612
	11,757	4,655	7,103
Selling and administrative	2,515	1,885	630
Depreciation and amortization	2,275	2,233	43
Goodwill impairment	—	226	(226)
	16,547	8,997	7,550
Operating Income (Loss)	(4,379)	(7,089)	2,710
Nonoperating Income (Expense)			
Interest income	74	12	62
Interest expense, net of capitalized interest	(1,609)	(1,601)	(8)
Gains (losses) on debt extinguishment, net	(1)	(670)	670
Other income (expense), net	(165)	(173)	8
	(1,701)	(2,433)	732
Income (Loss) Before Income Taxes	$ (6,080)	$ (9,522)	$ 3,443

NAA

(in millions)	Years Ended November 30, 2022	2021	Change
Revenues			
Passenger ticket	$ 4,692	$ 555	$ 4,137
Onboard and other	3,589	553	3,036
	8,281	1,108	7,173
Operating Costs and Expenses	7,526	2,730	4,796
Selling and administrative	1,517	953	564
Depreciation and amortization	1,408	1,352	55
	10,451	5,036	5,415
Operating Income (Loss)	$ (2,170)	$ (3,928)	$ 1,758

EA

(in millions)	Years Ended November 30, 2022	2021	Change
Revenues			
Passenger ticket	$ 2,660	$ 491	$ 2,169
Onboard and other	872	221	651
	3,531	712	2,820
Operating Costs and Expenses	3,925	1,807	2,118
Selling and administrative	745	568	177
Depreciation and amortization	692	728	(37)
Goodwill impairment	—	226	(226)
	5,361	3,329	2,032
Operating Income (Loss)	$ (1,830)	$ (2,617)	$ 787

In the face of the global impact of COVID-19, we paused our guest cruise operations in mid-March 2020 and began resuming guest cruise operations in 2021. As of November 30, 2022, 97% of our capacity was serving guests compared to 61% as of November 30, 2021. Our NAA segment's full fleet was serving guests as of November 30, 2022 compared to 60% of its capacity as of November 30, 2021. Our EA segment had 93% of its capacity serving guests as of November 30, 2022, compared to 63% as of November 30, 2021.

The effects of the pause and subsequent resumption of our guest cruise operations, inflation, higher fuel prices, higher interest rates and fluctuations in foreign currency rates are collectively having a material negative impact on all aspects of our business, including our results of operations, liquidity and financial position. We have a substantial debt balance and require a significant amount of cash to service our debt and sustain our operations, and our ability to generate cash will be affected by our ability to successfully implement our business strategy, which includes increasing our occupancy levels and pricing of our cruises, as well as general macroeconomic, financial, geopolitical, competitive, regulatory and other factors beyond our control. The full extent of these impacts is uncertain and may be amplified by our substantial debt balance.

Revenues

Consolidated

Cruise passenger ticket revenues made up 58% of our total revenues in 2022 while onboard and other revenues made up 42%. Revenues for the year ended November 30, 2022 increased by $10.3 billion to $12.2 billion from $1.9 billion in 2021 due to the ongoing resumption of guest cruise operations and the significant increase of ships in service. ALBDs increased to 72.5 million in 2022 as compared to 14.6 million in 2021. Occupancy for 2022 was 75.3%, compared to 56% in 2021.

NAA Segment

Cruise passenger ticket revenues made up 57% of our NAA segment's total revenues in 2022 while onboard and other cruise revenues made up 43%. NAA segment revenues for 2022 increased by $7.2 billion to $8.3 billion from $1.1 billion in 2021 due to the ongoing resumption of guest cruise operations and the significant increase of ships in service. ALBDs increased to 44.3 million in 2022 as compared to 7.2 million in 2021. Occupancy for 2022 was 82% compared to 63% in 2021.

EA Segment

Cruise passenger ticket revenues made up 75% of our EA segment's total revenues in 2022 while onboard and other cruise revenues made up 25%. EA segment revenues for 2022 increased by $2.8 billion to $3.5 billion from $0.7 billion in 2021 due to the ongoing resumption of guest cruise operations and the significant increase of ships in service. ALBDs increased to 28.2 million in 2022 as compared to 7.4 million in 2021. Occupancy for 2022 was 65% compared to 50% in 2021.

Operating Cost and Expenses

Consolidated

Operating costs and expenses increased by $7.1 billion to $11.8 billion in 2022 from $4.7 billion in 2021. These increases were driven by our resumption of guest cruise operations and restart related expenses, including the cost of returning ships to guest cruise operations and returning crew members to our ships, the cost of maintaining enhanced health and safety protocols and inflation.

Fuel costs increased by $1.5 billion to $2.2 billion in 2022 from $0.7 billion in 2021. $0.7 billion of this increase was driven by higher fuel consumption of 1.3 million metric tons, due to the resumption of guest cruise operations, and $0.8 billion was driven by an increase in fuel prices and changes in fuel mix of $315 per metric ton consumed in 2022 compared to 2021.

We recognized ship and other impairment charges of $440 million in 2022 compared to $591 million in 2021.

Selling and administrative expenses increased by $0.6 billion to $2.5 billion in 2022 from $1.9 billion in 2021. This increase was primarily driven by increased advertising and promotional spend to continue to build demand while the remainder was driven by higher administrative expenses incurred as part of our resumption of guest cruise operations.

There were no goodwill impairment charges recognized in 2022 and $226 million of goodwill impairment charges recognized in 2021.

The drivers in changes in costs and expenses for our NAA and EA segments are the same as those described for our consolidated results.

Nonoperating Income (Expense)

Interest expense, net of capitalized interest, was $1.6 billion in 2022 and 2021.

Losses on debt extinguishment, net decreased to $1 million in 2022 from $670 million in 2021.

Liquidity, Financial Condition and Capital Resources

The Directors consider that within the DLC arrangement, the most appropriate presentation of Carnival plc's Group Liquidity, Financial Condition and Capital Resources is by reference to the DLC Financial Statement. Accordingly, the below presents the required disclosures for Carnival Corporation & plc in order to satisfy reporting requirements of the Companies Act 2006.

As of November 30, 2022, we had $8.6 billion of liquidity including cash, restricted cash from the 2028 Senior Priority Notes which became unrestricted in December 2022 and borrowings available under our Revolving Facility (Refer to Note 1 — "Liquidity and Management's Plans" within the plc Group Financial Statements on page 80). We will continue to pursue various opportunities to raise additional capital to fund obligations associated with future debt maturities and/or to extend the maturity dates associated with our existing indebtedness including our Revolving Facility and obtain relevant financial covenant amendments or waivers, if needed. Actions to raise capital may include issuances of debt, convertible debt or equity in private or public transactions or entering into new and extended credit facilities.

Since December 2021, we have completed the following:

- In December 2021, we borrowed $1.7 billion under export credit facilities due in semi-annual installments through 2034.
- In January 2022, we borrowed $637 million under an export credit facility due in semi-annual installments through 2034.
- In May 2022, we issued an aggregate principal amount of $1.0 billion senior unsecured notes that mature on June 1, 2030. The 2030 Senior Unsecured Notes bear interest at a rate of 10.5% per year.
- In August 2022, we completed a public offering of 117.5 million shares of Carnival Corporation common stock at a price per share of $9.95, resulting in net proceeds of $1.2 billion.
- In August 2022, we issued $339 million aggregate principal amount of the 2024 Convertible Notes in a privately negotiated non-cash exchange for existing convertible notes.
- In October 2022, we issued an aggregate principal amount of $2.0 billion senior priority notes that mature on May 1, 2028. The 2028 Senior Priority Notes bear interest at a rate of 10.4% per year.
- In November 2022, we issued an additional $87 million aggregate principal amount of the 2024 Convertible Notes in a privately negotiated non-cash exchange for existing convertible notes.
- In November 2022, we issued $1.1 billion aggregate principal amount of the 2027 Convertible Notes.
- In November 2022, we borrowed $799 million under an export credit facility due in semi-annual installments through 2034.

Refer to Note 5 — “Debt” of the DLC Financial Statements, Note 15 — “Debt and Interest Expense” within the plc Group Financial Statements and “Funding Sources” below for additional details.

Certain of our debt instruments contain provisions that may limit our ability to incur or guarantee additional indebtedness.

We had a working capital deficit of $3.1 billion as of November 30, 2022 compared to a working capital deficit of $0.3 billion as of November 30, 2021. The increase in working capital deficit was caused by a decrease in cash and cash equivalents, a decrease in short-term investments, an increase in customer deposits and an increase in current portion of long-term debt, and was partially offset by an increase in restricted cash and a decrease in short-term borrowings. We operate with a substantial working capital deficit. This deficit is mainly attributable to the fact that, under our business model, substantially all of our passenger ticket receipts are collected in advance of the applicable sailing date. These advance passenger receipts generally remain a current liability until the sailing date. The cash generated from these advance receipts is used interchangeably with cash on hand from other sources, such as our borrowings and other cash from operations. The cash received as advanced receipts can be used to fund operating expenses, pay down our debt, make long-term investments or any other use of cash. Included within our working capital are $4.9 billion and $3.1 billion of customer deposits as of November 30, 2022 and 2021, respectively. We have agreements with a number of credit card processors that transact customer deposits related to our cruise vacations. Certain of these agreements allow the credit card processors to request, under certain circumstances, that we provide a reserve fund in cash. In addition, we have a relatively low level of accounts receivable and limited investment in inventories.

Sources and Uses of Cash

Operating Activities

Our business used $1.7 billion of net cash flows in operating activities during 2022, a decrease of $2.4 billion, compared to $4.1 billion used in 2021. This was due to a decrease in the net loss compared to the same period in 2021 and other working capital changes.

Investing Activities

During 2022, net cash used in investing activities was $4.8 billion. This was driven by:

- Capital expenditures of $3.9 billion for our ongoing new shipbuilding program
- Capital expenditures of $1.1 billion for ship improvements and replacements, information technology and buildings and improvements
- Proceeds from sales of ships and other of $70 million

- Purchases of short-term investments of $315 million
- Proceeds from maturity of short-term investments of $515 million

During 2021, net cash used in investing activities was $3.5 billion. This was caused by:

- Capital expenditures of $3.0 billion for our ongoing new shipbuilding program
- Capital expenditures of $602 million for ship improvements and replacements, information technology and buildings and improvements
- Proceeds from sales of ships and other of $351 million
- Purchases of short-term investments of $2.9 billion
- Proceeds from maturity of short-term investments of $2.7 billion

Financing Activities

During 2022, net cash provided by financing activities of $3.6 billion was caused by:

- Issuances of $7.2 billion of long-term debt
- Repayments of $2.1 billion of long-term debt
- Payments of $153 million related to debt issuance costs
- Net repayments of short-term borrowings of $2.6 billion
- Net proceeds of $1.2 billion from the public offering of Carnival Corporation common stock
- Purchases of $87 million of Carnival plc ordinary shares and issuances of $95 million of Carnival Corporation common stock under our Stock Swap Program

During 2021, net cash provided by financing activities of $6.9 billion was caused by:

- Issuances of $13.0 billion of long-term debt
- Repayments of $6.0 billion of long-term debt
- Premium payments of $545 million related to the extinguishment of debt
- Net proceeds of $1.0 billion from Carnival Corporation common stock
- Purchases of $188 million of Carnival plc ordinary shares and issuances of $206 million of Carnival Corporation common stock under our Stock Swap Program
- Payments of $319 million related to debt issuance costs

Material Cash Requirements

The Directors consider that within the DLC arrangement, the most appropriate presentation of Carnival plc's Group Material Cash Requirements, Funding Sources and Quantitative and Qualitative Disclosures About Market Risk is by reference to the DLC Financial Statements. Accordingly, the below presents the required disclosures for Carnival Corporation & plc in order to satisfy reporting requirements of the Companies Act 2006.

	Payments Due by					
(in millions)	**2023**	**2024**	**2025**	**2026**	**2027**	**Total**
Debt (a)	$ 4,344	$ 4,564 (c)	$ 6,082	$ 5,875	$ 6,755	$ 27,620
Newbuild capital expenditures (b)	1,755	2,400	895	—	—	5,050
Total	$ 6,099	$ 6,964	$ 6,977	$ 5,875	$ 6,755	$ 32,670

(a) Includes principal as well as estimated interest payments and does not include the impact of any future possible refinancings. Excludes undrawn export credits.

(b) As of November 30, 2022, we have committed undrawn export credit facilities of $2.2 billion which fund a portion of our Newbuild contractual commitments. Subsequent to November 30, 2022, we obtained additional committed undrawn export credit facilities related to ship deliveries scheduled in 2024 and 2025.

(c) Includes $0.2 billion of borrowings under the Revolving Facility as of November 30, 2022 which mature in 2024.

Funding Sources

As of November 30, 2022, we had $8.6 billion of liquidity including cash, restricted cash from the 2028 Senior Priority Notes which became unrestricted in December 2022 and borrowings available under our Revolving Facility. In addition, we had $2.2 billion of undrawn export credit facilities to fund ship deliveries planned through 2024. Refer to Note 1 — "General" for further details on our liquidity risk and how we plan to fund our cash requirements, which is assessed for Carnival Corporation & plc combined, given the DLC arrangement.

(in billions)	2023	2024
Future export credit facilities at November 30, 2022	$ 0.8	$ 1.4

Subsequent to November 30, 2022, we obtained additional undrawn export credit facilities related to ship deliveries scheduled in 2024 and 2025.

Our export credit facilities contain various financial covenants as described in Note 5 — "Debt" within the DLC Financial Statements and Note 15 — "Debt and Interest Expense within the plc Group Financial Statements. At November 30, 2022, we were in compliance with the applicable covenants under our debt agreements.

Quantitative and Qualitative Disclosures About Market Risk

For a discussion of our hedging strategies and market risks, see the discussion below and the consolidated financial statements.

Fuel Price Risks

Substantially all our exposure to market risk for changes in fuel prices relates to the consumption of fuel on our ships. We have installed Advanced Air Quality Systems on most of our ships, which has aided in the mitigation of the financial impact from the ECAs and global 0.5% sulfur requirements. The blended spot price included in our selected forecast information within our Business Update from December 2022 was $673 per metric ton, and we expect our total fuel consumption for 2023 to be 2.9 million metric tons. If fuel prices changed by 10%, our 2023 total expected fuel cost would change by $185 million.

Foreign Currency Exchange Rate Risks

Operational Currency Risks

Our operations primarily utilize the U.S. dollar, Euro, Sterling or the Australian dollar as their functional currencies. Our operations also have revenue and expenses denominated in non-functional currencies. Movements in foreign currency exchange rates will affect our financial statements.

Investment Currency Risks

The foreign currency exchange rates were as follows:

	November 30,	
	2022	2021
USD to 1:		
AUD	$ 0.66	$ 0.71
CAD	$ 0.74	$ 0.78
EUR	$ 1.03	$ 1.13
GBP	$ 1.20	$ 1.33

If the November 30, 2021 currency exchange rates had been used to translate our November 30, 2022 non-U.S. dollar functional currency operations' assets and liabilities (instead of the November 30, 2022 U.S. dollar exchange rates), our total assets would have been higher by $1.6 billion and our total liabilities would have been higher by $1.1 billion.

Newbuild Currency Risks

At November 30, 2022, our remaining newbuild currency exchange rate risk primarily relates to euro-denominated newbuild contract payments, which represent a total unhedged commitment of $4.4 billion and relate to newbuilds scheduled to be delivered through 2025 to non-euro functional currency brands. The functional currency cost of each of these ships will increase or decrease based on changes in the exchange rates until the unhedged payments are made under the shipbuilding contract. We may enter into additional foreign currency derivatives to mitigate some of this foreign currency exchange rate risk. Based on a 10% change in euro to U.S. dollar exchange rates as of November 30, 2022, the remaining unhedged cost of these ships would have a corresponding change of $445 million.

Interest Rate Risks

The composition of our debt and interest rate swaps was as follows:

	November 30, 2022
Fixed rate	54%
EUR fixed rate	12%
Floating rate	17%
EUR floating rate	15%
GBP floating rate	1%

At November 30, 2022, we had interest rate swaps that have effectively changed $89 million of EURIBOR-based floating rate euro debt to fixed rate euro debt. Based on a 10% change in the November 30, 2022 market interest rates, our 2022 interest expense on floating rate debt, including the effect of our interest rate swaps, would have changed by $48 million.

3. <u>Internal Control and Risk Assessment</u>.



BOARDS OF DIRECTORS
Oversee strategy and risk management.
Boards of Directors Committees
Oversee strategy and risk management.
AUDIT COMMITTEES
Oversee risk management realted to financial, IT, (including cybersecurity and data privacy) and non-HESS related operational risks, as well as monitoring changes to and compliance with related legal and regulatory requirements.
HESS COMMITTEES
Oversee risk management realted to HESS and sustainability risks as well as monitoring changes to and complianes with related legal and regulatory requirements.
COMPLIANCE COMMITTEES
Oversee risk management realted to complianes with applicable laws and regulations, including our compliance monitoring activities, supporting a high level of ethics and integrity.
Management
EXECUTIVE MANAGEMENT
Responsible for managing the business, providing the Boards of Directors and Committees with appropriate information to enable them to carry out their responsibilities. Performs remediation actions resulting from investigations by RAAS as well as the Global Ethics and Compliance function.
GLOBAL ETHICS AND COMPLIANCE
Responsible for supporting a high level of rthics and integrity and helping management maintain compliance with applicable laws, regulations standards.
RISK ADVISORY AND ASSURANCE SERVICES
Responsible for providing independent assurance that controls are well designed and operating effectively.

Note: The Boards of Directors Compensation and Nominating & Governance Committees are also responsible for some strategy and risk management activities.

Our Risk Management Framework

The Boards of Directors have overall responsibility for determining the strategic direction of our business and have established a framework to manage risk and determine the nature and extent of the principal and emerging risks acceptable to our business. Our framework is designed to identify and manage, rather than eliminate, risk to the achievement of our strategic objectives. The Boards of Directors, through their

Committees and executive management, have carried out a robust assessment of our principal and emerging risks, including to ensure that they are effectively managed and/or mitigated.

Risk management is embedded in all areas of our business and is reflected across our policies and procedures. Our risk management framework includes an organization wide, multi-layered approach and consists of the Boards of Directors, their Committees, Risk Advisory and Assurance Services ("RAAS"), Global Ethics and Compliance and executive management.

The diagram above, illustrates the interaction between the Boards of Directors, their Committees and our executive management to continuously assess, mitigate and manage risks. The Boards of Directors leverage their Committees, principally the Audit Committees, the HESS Committees and the Compliance Committees, to oversee our risk management activities. Each area of our business reports via executive management to these Committees. The Committees of the Boards of Directors and the executive management of each area of our business are supported by RAAS and Global Ethics and Compliance.

Refer to Annex C — Carnival plc Corporate Governance Report of the Proxy Statement on pages C-5 to C-9 for additional information on the Committees of the Boards.

How we identify and manage risk

Risk assessment processes are integrated within our business operations at every level. Risks are identified by individuals across all businesses and functions and at many layers of the organization by considering what could prevent us from achieving our strategic, operational or compliance objectives or impact the sustainability of our business model. In deciding which risks are principal and emerging risks, our executive management considers the potential impact and probability of the related events or circumstances, and the timescale over which they may occur. In addition, under the supervision of the Boards of Directors and their Committees, executive management is responsible for ensuring that we have active plans and adequate resources to manage and/or mitigate the principal and emerging risks, including HESS and compliance related risks, identified by the business. As new risks arise, executive management seeks to ensure they are properly reviewed and monitored.

Internal Control

Internal control and risk management is an ongoing process embedded in each of our operations. It is designed to identify, evaluate and manage the principal and emerging risks faced by the business units. A system of internal controls designed to be capable of responding quickly to evolving risks in the business has been established, comprising procedures for the prompt reporting of significant and material internal control deficiencies together with the appropriate remedial actions. Carnival Corporation & plc has adopted the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") guidance for implementing its internal controls as part of its SOX compliance plan. COSO is considered to be the leading internal control framework and references the same internal control objectives and components as are used by the UK Corporate Governance Code in assessing the effectiveness of a company's risk and control processes.

Our system of internal control was in place throughout 2022 and has continued in place up to the date of approval of this Strategic Report. The Boards of Directors confirm that they have performed their annual review of its effectiveness and that it is in compliance with the UK Corporate Governance Code. The Boards of Directors review of the system of internal controls has not identified any significant failings or weaknesses, and therefore, no remedial actions are required.

Emerging Risks

We continuously evaluate potential emerging risks that could significantly impact or challenge our strategy and business model. Emerging risks identified are managed and monitored alongside our existing principal risks. An example of this in practice are the direct and indirect risks arising from climate change which continue to evolve. To further address the evolving and emerging risks associated with climate change, we created a Strategic Risk Evaluation ("SRE") Committee to assist in identifying, monitoring and reviewing the management of climate-related risks and opportunities. Refer to subsection "a." of section XV. Sustainability and Environmental Impact on page 19 and Operating Risk Factor "e." on page 55 for additional details on how we manage risks arising from climate change.

4. Risk Management and/or Mitigation of Principal and Emerging Risks.

You should carefully consider the following discussion of material factors, events and uncertainties that make an investment in the company's securities risky and provide important information for the understanding of the "forward-looking" statements discussed in this Annual Report and elsewhere. These risk factors should be read in conjunction with other information in this Annual Report.

The events and consequences discussed in these risk factors could have a material adverse effect on the company's business, financial condition, operating results and stock price. These risk factors do not identify all risks that the company faces; operations could also be affected by factors, events, or uncertainties that are not presently known to the company or that the company currently does not consider to present material risks to its operations. In addition to the effects of the COVID-19 pandemic and resulting global disruptions on our business and operations discussed in this Annual Report and in the risk factors below, additional or unforeseen effects from our substantial debt balance as a result of the pause of our guest cruise operations could give rise to or amplify many of the risks discussed below. Some of the statements in this item and elsewhere in this document are "forward-looking statements." For a discussion of those statements and of other factors to consider see the "Cautionary Note Concerning Factors That May Affect Future Results" section.

The ordering and lettering of the risk factors set forth below is not intended to reflect any company indication of priority or likelihood.

Operating Risk Factors

a. Events and conditions around the world, including war and other military actions, such as the invasion of Ukraine, inflation, higher fuel prices, higher interest rates and other general concerns impacting the ability or desire of people to travel have led, and may in the future lead, to a decline in demand for cruises, impacting our operating costs and profitability.

We have been, and may continue to be, impacted by the public's concerns regarding the health, safety and security of travel, including government travel advisories and travel restrictions, political instability and civil unrest, terrorist attacks, war and military action, most recently the invasion of Ukraine, and other general concerns. The invasion of Ukraine and its resulting impacts, including supply chain disruptions, increased fuel prices, impact on demand for cruises to neighboring regions and international sanctions and other measures that have been imposed, have adversely affected, and may continue to adversely affect, our business. These factors may also have the effect of heightening many other risks to our business, any of which could materially and adversely affect our business and results of operations. Additionally, we have been, and may continue to be, impacted by heightened regulations around customs and border control, travel bans to and from certain geographical areas, voluntary changes to our itineraries in light of geopolitical events, government policies increasing the difficulty of travel and limitations on issuing international travel visas. We may be impacted by adverse changes in the perceived or actual economic climate, such as inflation, global or regional recessions, higher unemployment and underemployment rates and declines in income levels.

Examples of how we manage and/or mitigate this risk:

- We coordinate with law enforcement and intelligence agencies around the globe and endeavor to identify security-related threats at sea and ashore
- We have communications programs to help mitigate the adverse impacts of publicity
- We have put in place various strategies and initiatives, including increasing our marketing and advertising programs in efforts to drive incremental demand for cruising
- We have extended our demand planning and are placing purchase orders earlier to compensate for current extended lead times for supplies
- We optimize itineraries through our itinerary planning reviews and have the ability to change itineraries to increase demand and/or to reduce fuel consumption

Key stakeholders considered:

- Communities we serve
- Guests and travel agent partners

b. *Pandemics have in the past and may in the future have a significant negative impact on our financial condition and operations..*

Pandemics have in the past and may in the future have a significant negative impact on our financial condition and operations. We could:

- be forced to re-implement a pause of our guest cruise operations
- be negatively impacted by travel advisories, restrictions, recommendations and regulations set by various governmental authorities, which could impact our occupancy levels
- be subject to enhanced health and hygiene requirements in attempts to counteract future outbreaks, and these requirements may be costly, take a significant amount of time to implement across our global cruise operations and may result in disruptions in guest cruise operations, incremental costs and loss of revenue
- be subject to negative publicity, along with the cruise industry, which could have a long-term impact on the appeal of our cruises
- be subject to lawsuits, other governmental investigations and other actions
- reassess our ship deployment options and our fleet, which could lead to the removal of additional ships from our fleet and may result in incremental ship impairment charges and losses on ship sales
- be negatively impacted as a result of the adverse impact on our partners, counterparties and joint ventures
- be negatively impacted by the inability to attract and retain the loyalty of our guests and hire and retain our crew

Examples of how we manage and/or mitigate this risk:

- We have insurance coverage for certain liabilities, costs and expenses related to COVID-19 through our participation in Protection and Indemnity ("P&I") clubs
- We report health, environmental, safety and security incidents and take appropriate action to reduce the risk of recurrence
- We have taken significant operational actions to preserve cash, prioritize capital expenditures, reduce interest rates and extend maturities to increase liquidity

Key stakeholders considered:

- Communities we serve
- Team members
- Guests and travel agent partners
- Investors

c. *Incidents concerning our ships, guests or the cruise industry have in the past and may, in the future, negatively impact the satisfaction of our guests and crew and lead to reputational damage.*

Our operations involve the risk of incidents and media coverage thereof. Such incidents include, but are not limited to, the improper operation or maintenance of ships, motorcoaches and trains; guest and crew illnesses; mechanical failures, fires and collisions; repair delays, groundings and navigational errors; oil spills and other maritime and environmental issues as well as other incidents at sea, while in port or on land which may generate negative publicity or cause guest and crew discomfort, injury, or death. Although our commitment to the safety and comfort of our guests and crew is paramount to the success of our business, our ships have been involved in outbreaks, accidents and other incidents in the past and we may experience similar or other incidents in the future. Our ability to attract and retain the loyalty of our guests, our ability to hire and the amounts we must pay our crew depend, in part, upon the perception and reputation of our company and our brands and the public's concerns regarding the health and safety of travel generally, as well as the cruising industry and our ships specifically. In addition, these and any other events which impact the travel industry more generally may negatively impact our guests' and/or crew's ability or desire to travel to or from our ships and/or interrupt the supply of critical goods and services.

Examples of how we manage and/or mitigate this risk:

- We provide training to team members related to their job responsibilities to ensure understanding of and compliance with our policies and procedures
- We report health, environmental, safety and security incidents and take appropriate action to reduce the risk of recurrence

- We have appropriate policies that govern, encourage and reinforce the right behavior
- We have communications programs to help mitigate the adverse impacts of publicity
- We promote a culture that encourages team members to speak up about concerns and opportunities which are addressed appropriately

Key stakeholders considered:

- Team members
- Guests and travel agent partners

d. *Changes in and non-compliance with laws and regulations under which we operate, such as those relating to health, environment, safety and security, data privacy and protection, anti-corruption, economic sanctions, trade protection, labor and employment, and tax have in the past and may, in the future, lead to litigation, enforcement actions, fines, penalties and reputational damage.*

We are subject to numerous international, national, state and local laws, regulations, treaties and other legal requirements that govern health, environmental, safety and security matters in relation to our guests, crew and ships. These requirements change regularly, depending on the itineraries of our ships and the ports and countries visited. Implementing these and any subsequent requirements may be costly and take time to implement across our global cruise operations. In addition, the accelerating pace of regulatory changes may affect our ability to comply in the future. If we violate or fail to comply with any of these laws, regulations, treaties and other requirements we could be, and have previously been, fined, placed on probation or otherwise sanctioned by regulators. In addition, there is increased global focus on climate change, which may lead to additional regulatory requirements. Refer to Operating Risk Factor "e." below for additional discussion on climate change regulation risks. We were subject to a court-ordered environmental compliance plan supervised by the U.S. District Court for the Southern District of Florida, which was operative until April 2022 and subjected our operations to additional review and other obligations.

We are subject to laws and requirements related to the treatment and protection of personal, sensitive and/or other regulated data in the jurisdictions where we operate. Various governments, agencies and regulatory organizations have enacted or are considering new rules and regulations and we expect to continue to incur costs to comply with these rules and regulations. In the course of doing business, we collect guest, team member, company and other third-party data, including personally identifiable information and other sensitive data. We have incurred legal and other costs in connection with cyber incidents relating to such sensitive data. Refer to Operating Risk Factor "g." below for additional discussion of data security risks.

Our operations subject us to potential liability under anti-corruption laws and regulations. We may also be affected by economic sanctions, trade protection laws, policies and other regulatory requirements affecting trade and investment.

We are subject to compliance with tax laws, regulations and treaties in the jurisdictions in which we are incorporated or operate. These tax laws, regulations and treaties are subject to change at any time, which may result in substantially higher tax expense. For example, the Organization for Economic Co-operation and Development ("OECD") has proposed a multi-jurisdictional inclusive framework to address base erosion and profit sharing that, if enacted by relevant jurisdictions, may result in increased tax expense.

Examples of how we manage and/or mitigate this risk:

- We monitor for changes in laws and regulations and changes in interpretation of these laws and regulations relating to our business. Where necessary, we obtain specialist advice to implement programs to help ensure compliance
- We have appropriate policies and procedures that encourage and reinforce the right behavior
- We provide training to team members related to their job responsibilities to ensure understanding of and compliance with our policies and procedures
- We have a system of internal controls to prevent and/or detect risks and we perform risk assessments, audits and other evaluations of our control design and performance
- We monitor our own compliance and where incidents occur, take appropriate action, including conducting investigations, to prevent recurrence
- We promote a culture that encourages team members to speak up about concerns and opportunities which are addressed appropriately

Key stakeholders considered:

- Communities we serve

e. *Factors associated with climate change, including evolving and increasing regulations, increasing global concern about climate change and the shift in climate conscious consumerism and stakeholder scrutiny, and increasing frequency and/or severity of adverse weather conditions could adversely affect our business.*

Growing concerns regarding climate change have resulted in increased global regulatory focus on GHG and other emissions which may have material impacts on our business. For example, the EU's Fit for 55 package, which includes recently agreed updates to the ETS relating to the need to acquire carbon emission allowances for maritime shipping related emissions inside EU waters, proposed reforms to the EU's ETD, which imposes taxes on fuel purchased in the EU, as well as a new regulatory proposal, the FuelEU Maritime initiative, which sets out a long-term framework to reduce emissions by increasing the use of sustainable alternative fuels and shore power. In addition, the IMO is currently considering various other proposals which aim to reduce emissions within the global shipping industry. If finalized and enacted, these regulations and reforms may individually or collectively have a material impact on our operating costs and profitability. Regulatory efforts, both internationally and in the U.S., are evolving, including the international alignment of such efforts, and we cannot determine what final regulations will be enacted or their ultimate impact on our business. Climate change-related regulatory activity and developments that require us to reduce our emissions, which includes both the EU and IMO proposals discussed above, may adversely affect our business and financial results by requiring us to make capital investments in new equipment or technologies, pay for carbon emissions, purchase carbon offset credits, or otherwise incur additional costs or take additional actions related to our emissions. Such activity may also impact us indirectly by increasing our operating costs, including fuel costs. Regulatory developments may also result in the inability to operate ships that do not meet certain standards, the acceleration of the removal of less fuel-efficient ships from our fleet and impact the resale value of our ships in the future. In addition, regulatory developments may restrict or limit our access to certain destinations and/or countries or curtail our freedom to operate.

Growing recognition among consumers globally of the negative effects of climate change and the impact of GHG and other emissions may lead to material changes in consumer preferences. For instance, our guests may choose a vacation option that they perceive as operating in a manner that is more sustainable for the climate, seek alternative methods of travel, or reduce the amount and frequency of their travel. In addition, some environmental focused groups have and may continue to generate negative publicity regarding the environmental impact of the cruise industry and are advocating for more stringent regulation of ship emissions while the ship is docked and at sea. Growing environmental scrutiny of our operations and the industry from the investment community, other stakeholders, and the media have impacted and may continue to impact how we are perceived, which may have a material impact on our operations and financial results. Certain climate-related actions and investments we make today may not lead us to our intended future emissions related goals or may not be favorably perceived in future years based on continuing evolving regulations and perceptions around effective emissions mitigation strategies and technologies.

Our cruise ships, hotels, land tours, port and related commercial facilities and shore excursions have been and may continue to be impacted by adverse weather patterns or other natural disasters, such as hurricanes, earthquakes, floods, fires, tornadoes, tsunamis, typhoons and volcanic eruptions. Climate change is expected to increase the frequency and intensity of certain adverse weather patterns, possibly making certain destinations less desirable or impacting our business in other ways. We have been forced to, and in the future may be forced to, alter itineraries or cancel a cruise or a series of cruises or tours due to these or other types of disruptions. The physical climate-related risks to our business include increased hurricane/typhoon intensity and frequency, increases in global temperatures and rising sea levels which may adversely impact our shoreside facilities, our investments in ports or the availability or desirability of ports and destinations in which we operate. These effects may also disrupt the supply of critical goods and services to our facilities and ships. Any of these events could have a material impact on our business and profitability.

Examples of how we manage and/or mitigate this risk:

- We continue to investigate alternative lower carbon fuel options and technology and invest in energy efficiency improvements
- We monitor for changes in laws and regulations and changes in interpretation of these laws and regulations relating to our business. Where necessary, we obtain specialist advice to implement programs to help ensure compliance
- We provide training to team members related to their job responsibilities to ensure understanding of and compliance with our policies and procedures

- We monitor weather conditions and have the ability to change our ship itineraries to avoid adverse weather or regions impacted by adverse weather or in preparation of or response to significant climate change impacts to particular regions
- We partner with key organizations and stakeholders on research and development to support carbon emissions reduction efforts
- We have a CCO who is responsible for the oversight of climate-related matters and an SRE Committee, which consists of members of executive management and an advisor, that reports to the CEO, who in turn, reports to the Boards of Directors

Key stakeholders considered:

- Communities we serve
- Guests and travel agent partners
- Investors

f. Inability to meet or achieve our sustainability related goals, aspirations, initiatives, and our public statements and disclosures regarding them, may expose us to risks that may adversely impact our business.

We have developed and will continue to establish goals, targets, aspirations, and other objectives ("sustainability objectives") related to sustainability matters. These statements reflect our current plans and do not constitute a guarantee that they will be achieved. Our efforts to research, establish, accomplish, and accurately report on these sustainability objectives expose us to numerous operational, reputational, financial, legal, and other risks, any of which could have a negative impact on our business. Our ability to achieve any of our stated sustainability objectives, particularly with respect to environmental emissions, is subject to numerous factors and conditions, many of which are outside of our control. Examples of such factors include the availability and costs of low- or non-carbon-based energy sources, evolving regulatory requirements affecting sustainability standards or disclosures, the availability of future financing and the availability of suppliers that can meet our sustainability standards.

Our business may face increased scrutiny from our guests, our team members, the investment community, governments, regulators, destinations and other stakeholders that we serve related to our sustainability activities, including the sustainability objectives that we adopt, our methodologies and timelines for pursuing them and our ability to document and support the achievement of those objectives. If our sustainability practices do not meet, or are perceived to fall short of, the expectations of our guests, team members, investors or other stakeholders, demand for cruising, our reputation, our ability to attract or retain team members, and our attractiveness as an investment could be negatively impacted. Similarly, our failure or perceived failure to pursue or fulfill our sustainability objectives within the timelines we announce, or at all, could have the same negative impacts as well as expose us to government enforcement actions and private litigation.

Examples of how we manage and/or mitigate this risk:

- We continue to make investments in technology related to our sustainability initiatives
- We provide training to team members related to their job responsibilities to ensure understanding of and compliance with our policies and procedures
- We incentivize meeting our sustainability goals through compensation
- We have HESS policies in place that govern our approach to sustainability
- We partner with key organizations and stakeholders on research and development to support carbon emissions reduction efforts
- We promote a culture that encourages team members to speak up about concerns and opportunities which are addressed appropriately

Key stakeholders considered:

- Communities we serve
- Guests and travel agent partners
- Investors

g. Breaches in data security and lapses in data privacy as well as disruptions and other damages to our principal offices, information technology operations and system networks and failure to keep pace with developments in technology may adversely impact our business operations, the satisfaction of our guests and crew and may lead to reputational damage.

We have been and may continue to be impacted by breaches in data security and lapses in data privacy, which occur from time to time. These can vary in scope and intent from motivated driven attacks to malicious attacks intended to disrupt or compromise our shoreside and shipboard operations by targeting our key operating systems. Breach or circumvention of our systems or the systems of third parties, including by ransomware or malware, through vulnerabilities in licensed software or hardware, or as a result of other attacks, results in disruptions to our business operations; unauthorized access to (or the loss of company access to) competitively sensitive, confidential or other critical data (including sensitive financial, medical or other personal or business information) or systems; loss of customers; financial losses; regulatory investigations, enforcement actions and fines; litigation and misuse or corruption of critical data and proprietary information, any of which could be material.

We have been subject to past attacks which resulted in unauthorized access to systems and/or data and regulatory investigations regarding such incidents. We have incurred legal, settlement and other costs in connection with cyber incidents that have impacted us. While these incidents did not have a material adverse effect on our business, operations or financial results, no assurances can be given about future incidents, attacks and related litigation or regulatory investigations that could have such a material adverse effect.

Our principal offices, information technology operations, system networks and various remote work locations may be impacted by actual or threatened natural disasters (for example, hurricanes, earthquakes, floods, fires, tornadoes, tsunamis and typhoons) or other disruptive events. Our maritime and/or shoreside operations, including our ability to manage our inventory of cabins held for sale and set pricing, control costs and serve our guests, depends on the reliability of our information technology operations and system networks, as well as our ability to refine and update to more advanced systems and technologies. In addition, we may be unable to obtain appropriate technology in a timely manner or at all or we may incur significant costs in doing so. A failure to adopt the appropriate technology, or a failure or obsolescence in the technology that we do adopt, could have adverse effects on our business.

Examples of how we manage and/or mitigate this risk:

- We have policies and procedures that govern data security, data privacy and disaster recovery
- We provide training to team members related to their job responsibilities to ensure understanding of and compliance with our policies and procedures related to data security, data privacy and disaster recovery
- We incorporate security and privacy-by-design in the development of new systems and infrastructure
- We actively, and will continue to, invest in cybersecurity, talent and third party service providers to enhance our data security
- We monitor and test our own ability to detect and respond to an incident which could cause a breach in data security, lapse in data privacy or natural disaster and where incidents occur, take appropriate remedial action
- We continue to align our technology planning, infrastructure, security, data privacy and applications to maximize the business value of our information technology investments

Key stakeholders considered:

- Team members
- Guests and travel agent partners

h. The loss of key team members, our inability to recruit or retain qualified shoreside and shipboard team members and increased labor costs could have an adverse effect on our business and results of operations.

Our success depends, in large part, on the skills and contributions of our team members, and on our ability to recruit, develop and retain high quality, diverse team members. We may not be successful in recruiting, developing or retaining key or other highly qualified team members. In addition, carbon-intensive industries may become a less attractive employment opportunity. As a result of the reduction in our workforce during our pause in guest cruise operations, general macroeconomic factors and an increasingly competitive labor market, at times we may experience difficulty in hiring sufficient qualified team members. For example, there is particularly high competition for recruiting and retaining qualified team members needed to support our information technology systems and infrastructure which is critical to our successful operations.

In addition, we hire a significant number of qualified shipboard team members each year and, thus, our ability to adequately recruit, develop and retain these individuals is critical to our success. Incidents involving cruise ships, including disease outbreaks on our ships and increasing demand as a result of the industry's projected growth could negatively impact our ability to recruit, develop and retain sufficient qualified shipboard team members.

A prolonged shortage of qualified shoreside and shipboard team members and/or increased turnover rates has in the past inhibited, and in the future could inhibit, our ability to operate our business in an optimal manner. The competitive labor market is resulting in increased costs from the need to hire temporary personnel and we are often required to increase wages and/or benefits in order to attract and retain team members, all of which may negatively impact our results of operations. In connection with our resumption of guest cruise operations, we have hired and intend to continue hiring a significant number of qualified team members for the foreseeable future, and we expect to continue to face these challenges.

Examples of how we manage and/or mitigate this risk:

- We have programs to attract, develop and retain top talent and use team member feedback tools to monitor team members' perspectives and take appropriate actions
- We provide training to continue the development of our team members related to their job responsibilities and to ensure understanding of and compliance with our policies and procedures
- We provide total compensation that allows us to be competitive in the labor markets in which we operate
- We continue to expand the number of countries from which we recruit our team members
- We promote a culture that encourages team members to speak up about concerns and opportunities which are addressed appropriately

Key stakeholders considered:

- Team members
- Guests and travel agent partners

i. *Increases in fuel prices, changes in the types of fuel consumed and availability of fuel supply may adversely impact our scheduled itineraries and costs.*

We have been and may continue to be impacted, by economic, market and political conditions around the world, such as fuel demand, regulatory requirements including climate-induced regulations, supply disruptions and related infrastructure needs, which make it difficult to predict the future price and availability of fuel. The supply and availability of different fuel types in various markets in which we operate have experienced increased volatility and have led to increased fuel prices and reduced profitability. Future increases in the global price of fuel would increase the cost of our cruise ship operations as well as some of our other expenses, such as crew travel, freight and commodity prices. Increases in airfares, such as those resulting from increases in the price of fuel, would increase our guests' overall vacation costs and could reduce demand for cruises, as many of our guests depend on airlines to transport them to or from the airports near the ports where our cruises embark and disembark.

Many of our vessels have exhaust gas cleaning systems that allow them to operate on high sulfur fuel oil that is less expensive than low sulfur fuel; however, the significant drop in demand for higher sulfur fuel directly related to the pause in guest cruise operations has made it more difficult to source going forward which may result in higher operating costs. Additionally, certain of our ships are designed to use LNG as their primary fuel source. The price of LNG in certain markets has been and may continue to be unattractive compared to other alternatives, and as such, at times we have used and may continue to use conventional fuels to power our LNG ships. Refer to Operating Risk Factor "e." for additional discussion on the impact of climate change and regulation changes on fuel costs.

Examples of how we manage and/or mitigate this risk:

- We manage fuel consumption through ship maintenance practices
- We optimize itineraries through our itinerary planning reviews and have the ability to change itineraries to reduce fuel consumption
- We research and implement innovative technologies to reduce fuel consumption

- We are adding new, more fuel-efficient ships to our fleet and have removed smaller, less fuel-efficient ships
- We enter into supply agreements to help ensure availability and seek alternative sources if necessary
- We are upgrading our fleet with more energy efficient technologies
- Our LNG ships are all dual fuel and can burn MGO
- We have the ability to purchase fuel in different ports we visit

Key stakeholders considered:

- Communities we serve
- Guests and travel agent partners

j. *We rely on supply chain vendors who are integral to the operations of our businesses. These vendors and service providers are also affected by COVID-19 and may be unable to deliver on their commitments which could negatively impact our business.*

We rely on supply chain vendors to deliver key products to the operations of our businesses around the world. Any event impacting a vendor's ability to deliver quality goods at the location and time needed could negatively impact our ability to operate our business. Events impacting our supply chain could be caused by factors beyond the control of our suppliers or us, including labor actions, increased demand, problems in production or distribution and/or disruptions in third-party logistics, information technology or transportation systems. In addition, the effects from COVID-19 and other global events have resulted in widespread global supply chain disruptions to vendors including critical supply chain shortages, labor shortages, significant material cost inflation and extended lead times for items that are required for our operations. Any such interruptions to our supply chain could increase our costs and could limit the availability of products critical to our operations.

Examples of how we manage and/or mitigate this risk:

- We enter into supply agreements to help ensure availability and seek alternative sources if necessary
- We have extended our demand planning and are placing purchase orders earlier to compensate for current extended lead times
- We utilize substitute products where appropriate
- We leverage corporate contracts and our supplier relationships
- We source locally to mitigate logistics costs and delays
- We utilize short-term or long-term contracts as needed

Key stakeholders considered:

- Team members
- Guests and travel agent partners

k. *Fluctuations in foreign currency exchange rates may adversely impact our financial results.*

We earn revenues, pay expenses, purchase and own assets and incur liabilities in currencies other than the U.S. dollar. Additionally, our shipbuilding contracts are typically denominated in euros. Movements in foreign currency exchange rates, which have recently been more volatile, will affect our financial results.

Examples of how we manage and/or mitigate this risk:

- We net certain exposures to take advantage of natural offsets with our business and continuously evaluate the use of financial instruments
- We consider and may hedge certain of our ship commitments and net investments in foreign operations
- We sell/buy foreign currencies throughout the year to manage the economic impact of foreign currency exchange volatility
- We adjust our procurement activities

Key stakeholders considered:

- Investors

l. Overcapacity and competition in the cruise and land-based vacation industry may negatively impact our cruise sales, pricing and destination options.

We may be impacted by increases in capacity in the cruise and land-based vacation industry, which may result in capacity growth beyond demand, either globally or for a region, or for a particular itinerary. For example, Asia, specifically China, remains closed to the cruise industry and it is uncertain when or if we will resume operations in the region. As a result, we along with other cruise operators, have had to find itineraries in alternative regions for the ships that were previously serving the Asia market, which could lead to overcapacity in other regions. We face competition from other cruise brands on the basis of overall experience, destinations, types and sizes of ships and cabins, travel agent partner preferences and value. We also compete with land-based vacation alternatives throughout the world on the basis of overall experience, destinations and value. In addition, certain ports and destinations have faced a surge of both cruise and non-cruise tourism and in certain destinations, countermeasures to limit the number of tourists have been contemplated and/or put into effect, including proposed limits on cruise ships and cruise passengers. Potential restrictions in ports and destinations could limit the itinerary and destination options we can offer our passengers going forward.

Examples of how we manage and/or mitigate this risk:

- We have the ability to change our itineraries to alternative regions of the world
- We offer a wide variety of brands, itineraries, products and services to our guests
- We work alongside government and local regulators to ensure compliance with limitations placed on tourism

Key stakeholders considered:

- Communities we serve
- Guests and travel agent partners

m. Inability to implement our shipbuilding programs and ship repairs, maintenance and refurbishments may adversely impact our business operations and the satisfaction of our guests.

We may be impacted by unforeseen events, such as work stoppages, supply chain issues, insolvencies, "force majeure" events or other financial difficulties experienced by shipyards, their subcontractors and our suppliers. This may result in less shipyard availability resulting in delays or preventing the delivery of our ships under construction and/or the completion of the repair, maintenance or refurbishment of our existing ships. This may lead to potential delays or cancellations of cruises. In addition, the prices of various commodities that are used in the construction of ships and for repair, maintenance and refurbishment of existing ships, such as steel, are subject to volatility which may increase our costs.

Examples of how we manage and/or mitigate this risk:

- Our newbuild contracts are fixed price and are not sensitive to cost fluctuations of materials, including steel
- We ensure access and priority for ship repairs as part owners and part of the governance teams of two shipyards
- We require shipyards to obtain insurance
- Our shipbuilding contracts include a combination of refund and performance guarantees
- Pricing for ship repair yards, subcontractors and required materials are agreed in advance of scheduled dry-docks

Key stakeholders considered:

- Guests and travel agent partners
- Investors

<u>Debt Related Risk Factors</u>

a. Failure to successfully implement our business strategy following our resumption of guest cruise operations would negatively impact the occupancy levels and pricing of our cruises and could have a material adverse effect on our business. We require a significant amount of cash to service our debt and sustain our operations. Our ability to generate cash depends on many factors, including those beyond our control, and we may not be able to generate cash required to service our debt and sustain our operations.

Our ability to meet our debt service obligations, refinance our debt or sustain our business needs and operations depends on our future operating and financial performance and our ability to generate cash.

This will be affected by our ability to successfully implement our business strategy, which if unsuccessful, would negatively impact the occupancy levels and pricing of our cruises, as well as general macroeconomic, financial, geopolitical, competitive, regulatory and other factors beyond our control, such as the disruption caused by the COVID-19 pandemic, the invasion of Ukraine, inflation, higher fuel prices and higher interest rates. If we cannot generate sufficient cash to meet our debt service obligations or fund our other business needs, we may, among other things, need to refinance all or a portion of our debt, obtain additional financing, delay planned capital expenditures or sell assets. We cannot make assurances that we will be able to generate sufficient cash through any of the foregoing. If we are not able to refinance any of our debt, obtain additional financing or sell assets on commercially reasonable terms or at all, we may not be able to satisfy our obligations with respect to our debt. Refer to "Liquidity, Financial Condition and Capital Resources".

Examples of how we manage and/or mitigate this risk:

- We have put in place various strategies and initiatives, including increasing our marketing and advertising programs in efforts to drive incremental demand for cruising
- We have taken significant operational actions to preserve cash, prioritize capital expenditures, reduce interest rates and extend maturities to increase liquidity
- We have suspended the payment of dividends on, and the repurchase of, Carnival Corporation common stock and Carnival plc ordinary shares, except pursuant to the Stock Swap Program
- We have obtained and will continue to request, if necessary, waivers and amendments for certain covenants for our export credit facilities, loans and the Revolving Facility

Key stakeholders considered:

- Investors

b. Our substantial debt could adversely affect our financial health and operating flexibility.

We have a substantial amount of debt and significant debt service obligations. Our substantial debt has had and could continue to have important negative consequences for us. Our substantial debt could:

- require us to dedicate a large portion of our cash flow from operations to service debt and fund repayments on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;
- increase our vulnerability to adverse general economic or industry conditions;
- limit our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate;
- place us at a disadvantage compared to others that have less debt;
- make us more vulnerable to downturns in our business, the economy or the industry in which we operate;
- limit our ability to raise additional debt or equity capital in the future to satisfy our requirements relating to working capital, capital expenditures, development projects, strategic initiatives or other purposes;
- restrict us from making strategic acquisitions, introducing new technologies or exploiting business opportunities;
- make it difficult for us to satisfy our obligations with respect to our debt; and
- expose us to the risk of increased interest rates as certain of our borrowings are (and may be in the future) at a variable rate of interest.

Examples of how we manage and/or mitigate this risk:

- We have taken significant operational actions to preserve cash, prioritize capital expenditures, reduce interest rates and extend maturities to increase liquidity
- We have obtained additional capital through various equity offerings

Key stakeholders considered:

- Investors

c. Despite our leverage, we may incur more debt, subject to certain restrictions, which could adversely affect our business and prevent us from fulfilling our obligations with respect to our debt.

We may incur additional debt in the future. Although the instruments governing our existing indebtedness contain restrictions on the incurrence of additional debt, including certain additional restrictions which went into effect in 2023, these restrictions are subject to a number of significant qualifications and exceptions, and under certain circumstances, the amount of debt that could be incurred in compliance with these restrictions could be substantial and a portion of such debt currently is, and may in the future be, secured. The instruments governing our existing indebtedness do not prevent us from incurring liabilities that do not constitute "Indebtedness" as defined therein. If new debt is added to our existing debt levels, our business could be adversely affected, which may prevent us from fulfilling our obligations with respect to our debt.

Examples of how we manage and/or mitigate this risk:

- We have taken significant operational actions to preserve cash, prioritize capital expenditures, reduce interest rates and extend maturities to increase liquidity
- We have obtained additional capital through various equity offerings

Key stakeholders considered:

- Investors

d. We are subject to maintenance covenants, as well as restrictive debt covenants, that may limit our ability to finance future operations and capital needs and pursue business opportunities and activities. We are also subject to financial covenants that could lead to an acceleration of the indebtedness of our debt facilities if we fail to comply. If we fail to comply with any of these covenants, it could have a material adverse effect on our business.

Certain of our debt instruments limit our flexibility in operating our business. For example, some of our debt instruments limit the ability of Carnival Corporation, Carnival plc and certain of their respective subsidiaries to, among other things:

- incur or guarantee additional indebtedness;
- pay dividends or distributions on or redeem or repurchase capital stock and make other restricted payments;
- make certain investments;
- consummate certain asset sales;
- engage in certain transactions with affiliates;
- grant or assume certain liens; and
- consolidate, merge or transfer all or substantially all of our assets.

All of these limitations are subject to significant exceptions and qualifications. Despite these exceptions and qualifications, we cannot provide assurance that the operating and financial restrictions and covenants in certain of our debt instruments will not adversely affect our ability to finance our future operations or capital needs or engage in other business activities that may be in our interest. Any future indebtedness may include similar or other restrictive terms.

In addition, many of our debt agreements contain one or more financial covenants that require us to maintain a minimum liquidity, interest coverage, and shareholders' equity and/or limit our debt to capital percentage. Our ability to comply with our debt covenants, including the financial maintenance covenants described above, and restrictions may be affected by events beyond our control, including global macroeconomic, financial and industry conditions, such as the continued resumption of our guest cruise operations and our ability to issue additional equity. If we breach any of these covenants or restrictions and are not able to receive waivers for these covenants, we could be in default under the terms of certain of our debt facilities and the relevant lenders would have the right to declare the debt, together with accrued and unpaid interest and other fees, if any, immediately due and payable (or cancel any unfunded commitments, if applicable) and proceed against any collateral, if any, securing that debt. If the debt under certain of our debt instruments that we enter into were to be accelerated, our assets may be insufficient to repay our debt in full. Borrowings under other debt instruments that contain cross-default provisions may also be accelerated or become payable on demand. In these circumstances, our assets may not be sufficient to repay our indebtedness then outstanding in full.

At November 30, 2022, we were in compliance with the applicable covenants under our debt agreements. However, we cannot provide assurance that we will be able to maintain compliance with such debt facilities as of future testing dates. Failure to comply with the financial covenants of our debt facilities would have a material adverse effect as described above. Refer to Note 15 — Debt and Interest Expense for additional information.

Examples of how we manage and/or mitigate this risk:

- We have taken significant operational actions to preserve cash, prioritize capital expenditures, reduce interest rates and extend maturities to increase liquidity
- We have suspended the payment of dividends on, and the repurchase of, Carnival Corporation common stock and Carnival plc ordinary shares, except pursuant to the Stock Swap Program
- We have obtained and will continue to request, if necessary, waivers and amendments for certain covenants on certain export credit facilities, loans and the Revolving Facility

Key stakeholders considered:

- Investors

e. Our variable rate indebtedness exposes us to interest rate volatility, which could cause our debt service obligations to increase significantly.

Borrowings under certain of our facilities are at variable rates of interest and expose us to interest rate volatility. As interest rates increase, our debt service obligations on certain of our variable rate indebtedness will increase even though the amount borrowed remains the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease.

At the end of 2021, the ICE Benchmark Administration, the administrator for London Interbank Offered Rate ("LIBOR"), ceased publishing one-week and two-month U.S. dollar LIBOR and will cease publishing all remaining U.S. dollar LIBOR tenors in mid-2023. Concurrently, the United Kingdom's Financial Conduct Authority announced the cessation or loss of representativeness of the U.S. dollar LIBOR tenors from those dates. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of, among other entities, large U.S. financial institutions, has recommended replacing U.S. dollar LIBOR with a new index that measures the cost of borrowing cash overnight, backed by U.S. Treasury securities ("SOFR"). SOFR is observed and backward-looking, which stands in contrast with LIBOR, which is an estimated forward-looking rate and relies, to some degree, on the expert judgment of submitting panel members. While we continue to monitor market developments to assess replacement rate options, the consequences of these developments with respect to LIBOR cannot be entirely predicted and may result in the level of interest payments on the portion of our indebtedness that bears interest at variable rates to be affected, which may adversely impact the amount of our interest payments under such debt.

Examples of how we manage and/or mitigate this risk:

- We have taken significant operational actions to preserve cash, prioritize capital expenditures, reduce interest rates and extend maturities to increase liquidity
- We have obtained and will continue to request, if necessary, waivers and amendments for certain covenants for our export credit facilities, loans and the Revolving Facility
- We take advantage of natural offsets with our business and continuously evaluate the use of financial instruments

Key stakeholders considered:

- Investors

f. The covenants in certain of our export credit facilities may require us to secure those facilities in the future.

Our export credit facilities contain provisions which may require that we provide a security interest in certain assets and in particular the relevant vessels that are the subject matter of those financings (or a comparable vessel). In certain of our export credit facilities, there is a requirement that if the credit rating of our senior indebtedness falls below investment grade (which occurred on June 24, 2020 and remained the case as of November 30, 2022) and at such time we have granted liens or security interests in respect of indebtedness exceeding 25% of our total assets (excluding for these purposes the value of any intangible assets) as shown in our most recent Consolidated Balance Sheet, we will be required to provide a first-priority security interest in the relevant vessel that is the subject matter of that export credit facility (or a comparable vessel). In addition, under all our export credit facilities, there is also a requirement that if a security interest or lien is granted in respect of a vessel to secure borrowed money under any other export credit facility, then a first-priority security interest may be required to be provided over the relevant vessel which is the subject matter of that export credit facility (or a comparable vessel).

If the events described above were to occur, we may be unable to comply with this requirement and would expect to seek covenant amendments from the lenders under the relevant facilities. Any such amendment may lead to increased costs, increased interest rates, additional restrictive covenants and other available lender protections that would be applicable to us under these debt facilities, and such increased costs, restrictions and modifications may vary among debt facilities. Our ability to give additional lender protections under these facilities, including the granting of security interests in collateral, will be limited by the restrictions in our indebtedness and security interest we have already granted. If we were not able to obtain amendments, the occurrence of such events may result in an event of default under these facilities and other debt facilities that contain cross default provisions that would be triggered.

Examples of how we manage and/or mitigate this risk:

- We have obtained and will continue to request, if necessary, waivers and amendments for certain covenants for our export credit facilities, loans and the Revolving Facility
- We constantly monitor the covenants for compliance

Key stakeholders considered:

- Investors

5. <u>Going Concern Confirmation and Viability Statement</u>.

The Boards of Directors consider that, within the DLC arrangement, the most appropriate presentation of Carnival plc's going concern and viability is by reference to the consolidated liquidity position of Carnival Corporation & plc. Accordingly, this going concern confirmation and viability statement presents Carnival Corporation & plc.

Going Concern Assessment

The Boards of Directors have assessed the prospects of Carnival Corporation & plc over an assessment period of at least the next twelve months from the date of approval of the financial statements as required by the UK Corporate Governance Code.

Carnival Corporation & plc has a substantial debt balance as a result of the pause in guest cruise operations and requires a significant amount of liquidity or cash provided by operating activities to service its debt. In addition, the continued effects of the pandemic, inflation, higher fuel prices, higher interest rates and fluctuations in foreign currency rates are collectively having a material negative impact on its financial results. The full extent of the collective impact of these items is uncertain and may be amplified by its substantial debt balance.

Over the past almost three years, and in light of the COVID-19 pandemic, management and the Directors have taken appropriate actions to manage Carnival Corporation & plc's liquidity, including completing various capital market transactions, obtaining relevant financial covenant amendments or waivers, accelerating the removal of certain ships from the fleet and during the pause in guest cruise operations, reducing capital expenditures and operating expenses. In addition, based on the evolving nature of COVID-19 and ongoing collaboration with local and national public health authorities, Carnival Corporation & plc has responsibly relaxed its related protocols, including greatly reducing or eliminating testing requirements and vaccination protocols to more closely align with the broader travel industry and strengthening its competitiveness. As of November 30, 2022, 97% of Carnival Corporation & plc's capacity had resumed guest cruise operations and is serving guests.

In performing their going concern assessment, the Boards of Directors have considered the circumstances likely to impact Carnival Corporation & plc during the coming year, current liquidity, projected compliance with financial covenants (refer to Note 15 — Debt and Interest Expense for additional details on covenant compliance) and estimates of future liquidity. The Directors have considered the following assumptions used to estimate Carnival Corporation & plc's future liquidity:

- Its continued cruise operations and expected timing of cash collections for cruise bookings
- Expected increases in revenue in 2023 on a per passenger basis compared to 2019, particularly with the responsible relaxation of COVID-19 related protocols aligning towards land-based vacation alternatives
- Expected improvement in occupancy on a year-over-year basis returning to historical levels in the summer of 2023

- Stabilization of fuel prices around November 2022 year-end prices
- Continued stabilization of inflationary pressures on costs, moderated by a larger-more efficient fleet as compared to 2019.

In addition, the Directors make certain assumptions about new ship deliveries, improvements and removals, and consider the future export credit financings that are associated with the new ship deliveries.

The Directors do not consider going concern to be a critical accounting judgement for the year ended November 30, 2022. In determining that going concern is not a critical accounting judgement, the Directors have considered:

- $8.6 billion of liquidity including cash, restricted cash from the 2028 Senior Priority Notes which became unrestricted in December 2022 and borrowings available under its $1.7 billion, €1.0 billion and £0.2 billion multi-currency revolving credit facility (the "Revolving Facility") at November 30, 2022
- Known financial commitments, debt maturities and other cash requirements and obligations over the assessment period.

Management has considered a severe but plausible scenario which assessed the effects of lower pricing, resulting in lower expected revenues and adjusted EBITDA, as compared to the base case. In this downside case, management modeled a 3% decrease in pricing during the period under review as compared to the base case. In addition, management has performed further downside scenarios including assuming a scenario which they have concluded is well beyond severe but plausible of break even adjusted EBITDA for 2023. Even in these scenarios, the assessment still demonstrated Carnival Corporation & plc's ability to meet its obligations over the going concern period and remain in compliance with its financial covenants. As a result of this assessment, management along with the Boards of Directors have concluded that it remains appropriate to adopt the going concern basis of accounting in preparing the Carnival plc consolidated financial statements without any material uncertainty.

Going Concern Statement

In adopting the going concern basis for preparing these financial statements, the Directors have considered Carnival Corporation & plc's business activities, together with factors likely to affect its future development and performance. After reviewing the current liquidity position, financial forecasts, and considering the results of various downside scenarios, the Boards of Directors have concluded that Carnival Corporation & plc has sufficient liquidity to satisfy its obligations and are forecasted to be in compliance with its debt covenants for at least the next twelve months from the approval of the financial statements. Accordingly, the Directors continue to adopt the going concern basis without any material uncertainty in preparing the Carnival plc consolidated IFRS financial statements.

Viability Assessment

Whilst the Boards of Directors have no reason to believe Carnival Corporation & plc will not be viable over a longer period, the period over which they considered viability is three years. The principal reasons why this period was selected are as follows:

- It aligns with management's typical strategic planning cycle
- Management typically plans its guest sourcing and ship itinerary strategies over a two-to-three-year horizon

In performing their viability assessment, the Boards of Directors have considered the circumstances impacting Carnival Corporation & plc during the year, current liquidity and projected compliance with financial covenants. In addition, the Directors considered Carnival Corporation & plc's access to capital markets and expected ability to obtain financial covenant amendments or waivers (when or if needed) as well as the continued expected improvement of its financial results.

In performing their assessments, the Boards of Directors highlighted forecast uncertainty during the viability period. Uncertainty exists over future forecasts caused by the continued effects of the pandemic, inflation, higher fuel prices, higher interest rates and fluctuations in foreign currency. These items may be further amplified by Carnival Corporation & plc's substantial debt balance. Given the significant collective impacts of these items on the business, management has prepared various planning scenarios using a range of potential outcomes and assumptions.

Management has identified the following critical assumptions and judgements as part of its viability assessment ("base case"):

- Ability to obtain additional financial covenant waivers or amendments, when or if needed. We are currently seeking further letter agreements to waive compliance with the Interest Coverage Covenant for the May 31, 2024 testing date. Refer to Note 15 — Debt and Interest Expense for additional details on covenant compliance.
- Ability to pursue various opportunities to raise additional capital. Actions to raise capital may include issuances of debt, convertible debt or equity in private or public transactions or entering into new and extended credit facilities
- Continued estimated improvement in its financial results

The base case also includes the following other assumptions used to estimate future liquidity:

- Its continued cruise operations and expected timing of cash collections for cruise bookings
- Expected increases in revenue in 2023 on a per passenger basis compared to 2019, particularly with the responsible relaxation of COVID-19 related protocols aligning towards land-based vacation alternatives
- Expected improvement in occupancy on a year-over-year basis returning to historical levels in the summer of 2023
- Stabilization of fuel prices around November 2022 year-end prices
- Continued stabilization of inflationary pressures on costs, moderated by a larger-more efficient fleet as compared to 2019
- Anticipated direct and indirect impacts of climate change including costs associated with upcoming regulations, which management does not expect to have a material impact on liquidity during the viability assessment period

In addition, the Directors make certain assumptions about new ship deliveries, improvements and removals and consider the future export credit financings that are associated with the new ship deliveries.

As part of their viability assessment, management along with the Boards of Directors, considered various scenarios and sensitivity analyses. As a severe but plausible scenario, they considered the effects of lower pricing, resulting in lower expected revenues and adjusted EBITDA, as compared to the base case. In this downside case, management modeled a 3% decrease in pricing during the viability period as compared to the base case. Management also considered various other scenarios, the principal risks identified in Item 4. Risk Management and/or Mitigation of Principal and Emerging Risks and the impact on liquidity and covenant headroom. In addition to these scenarios, while making their final conclusion on viability, which is summarized below, the Boards of Directors considered its $8.6 billion of liquidity including cash, restricted cash from the 2028 Senior Priority Notes which became unrestricted in December 2022 and borrowings available under its $1.7 billion, €1.0 billion and £0.2 billion multi-currency Revolving Facility at November 30, 2022.

Viability Statement

Having undertaken their robust assessment as described above, including a review of their principal risks, risk appetite and how these risks are managed or mitigated, the Boards of Directors have a reasonable expectation that Carnival Corporation & plc will be able to continue in operation and meet its liabilities as they fall due over the three-year period of their assessment. In making this statement, the Boards of Directors highlight forecasting uncertainty concerning the impact of the continued effects of the pandemic, inflation, higher fuel prices, higher interest rates and fluctuations in foreign currency rates in the three-year plan. The full extent of the collective impact of these items is uncertain and may be amplified by Carnival Corporation & plc's substantial debt balance.

In addition, the Directors have identified the critical accounting assumptions and judgements they have exercised in performing their assessment. The Boards of Directors have considered that management expects to obtain additional financial covenant waivers or amendments, if needed, have access to additional capital to maintain its target level of minimum liquidity through the measurement period ending January 28, 2026 and continued improvement in its financial results.

The Boards of Directors believes they have made reasonable estimates, assumptions and judgements in determining its liquidity requirements and cannot make assurances that assumptions used may not change in future periods. Refer to “Carnival Corporation & plc’s Liquidity, Financial Condition and Capital Resources” Section for further discussion.

6. Non-Financial Information Statement.

Refer to the sections below for more information relating to non-financial matters, as required by sections 414CA and 414CB of the Companies Act 2006.

Description of Business Model:
- II. Mission (Purpose), Vision, Values and Priorities on page 2
- C. Our Global Cruise Business on page 5

Environmental Matters:
- XV. Sustainability and Environmental Impact on page 13 which includes:
  - Sustainability goals progress
  - Summary of our environmental impact
  - Climate-related Financial Disclosures
- Annex A — Carnival plc Directors’ Report of the Proxy Statement: Corporate and Social Responsibility on page A-7

Team members:
- XII. Human Capital Management and Employees on page 11
- XV. Sustainability and Environmental Impact: 2030 Diversity, Equity and Inclusion goals on page 16
- Annex C — Carnival plc Corporate Governance Report of the Proxy Statement: Workforce Engagement on page C-15

Human Rights:
- II. Mission (Purpose), Vision, Values and Priorities on page 2
- XIV. Ethics and Compliance on page 13
- XV. Sustainability and Environmental Impact: 2030 Good Health and Well-Being Goals on page 15
- Annex A — Carnival plc Directors’ Report of the Proxy Statement: Corporate and Social Responsibility on page A-7

Anti-corruption and Anti-bribery:
- XIX. Governmental Regulations on page 31
- H. Executive Officers and Corporate Governance on page 40
- Item 4. Risk Management and/or Mitigation of Principal and Emerging Risks on page 52
- Annex C — Carnival plc Corporate Governance Report of the Proxy Statement: Hotline for reporting concerns on page C-19

Social and Community Matters:
- II. Mission (Purpose), Vision, Values and Priorities on page 2
- XV. Sustainability and Environmental Impact: 2030 Sustainable Tourism Goals on page 15
- XV. Sustainability and Environmental Impact: 2030 Biodiversity and Conservation Goals on page 16
- Annex A — Carnival plc Directors’ Report of the Proxy Statement: Corporate and Social Responsibility on page A-7

Policy Embedding, Due Diligence and Outcomes:
- Item 3. Internal Controls and Risk Assessment on page 50
- Item 5. Going Concern Confirmation and Viability Statement on page 64
- Annex C — Carnival plc Corporate Governance Report of the Proxy Statement: Committees of the Board on Page C-5

Principal Risks and Impact of Business Activity:
- Item 4. Risk Management and/or Mitigation of Principal and Emerging Risks on page 52

Non-Financial Key Performance Indicators:

- XV. Sustainability and Environmental Impact: Summary of our Environmental Impact on page 19
- Item 2. Business Review Carnival plc Group IFRS Key Measures on page 44

7. Section 172(1) Statement.

This statement describes how the Directors have performed their duty in the way they consider, in good faith, would most likely promote the success of the company for the benefit of its members as a whole having regard to the stakeholders and matters set out in section 172(1)(a)-(f) of the Companies Act 2006. This statement sets out the Directors' approach to decision-making, its stakeholder engagement and details the matters considered as part of the decision-making process of some of the key decisions made during 2022. To provide further insight, we have provided clear cross-referencing to where more detailed information can be found in this Annual Report.

Discussions between management and the Directors regarding decisions relating to our business strategy, including the potential impact of those decisions on our financial results, decisions relating to our capital structure and other business-related activities also include careful consideration of potential risks associated with those decisions. In addition, as part of our risk assessment framework, our key stakeholders are considered as part of the evaluation of our principal and emerging risks. Refer to Item 4. Risk Management and/or Mitigation of Principal and Emerging Risks on page 52 for additional discussion of our risks and key stakeholder considerations.

During 2022, the Directors' oversight of stakeholder relationships and other matters was informed by regular briefings by management and its Committees on our liquidity, resumption of guest cruise operations for each of our nine brands, compliance with laws and regulations, our ESG performance, principal and emerging risks including those related to climate change and other critical matters.

Key Stakeholders

The Directors and their Committees recognize the strategic importance of building and maintaining strong relationships with our stakeholders. We have identified the following key stakeholders considering their impact on the success of our business model and strategy:

- Communities we serve
- Team members
- Guests and travel agent partners
- Investors

When making decisions, the Directors have regard to the interests of our key stakeholders and recognize that effective engagement with our stakeholders is essential to the long-term success of our business. The Directors consider many factors and balance competing interests in reaching strategic decisions. Refer to the Key Decisions Made by the Directors During the Year on page 71 for examples of the Directors considerations.

While the Directors are able to engage directly with key stakeholders on some issues, the size and distribution of our stakeholder group means that stakeholder engagement often happens through management. The Directors regularly receive information and feedback from management to help understand how our operations and decisions affect our stakeholders' interests and in turn, how those interests should impact future decisions.

a) the likely consequences of any decision in the long-term

The Directors recognize that the decisions made today will have an effect on both our short- and long-term success. The Directors seek to balance meeting the more critical short-term objectives while also carefully ensuring we are on course to achieve our long-term strategic vision. During 2022, the Directors and executive management had particular regard to our long-term success and remained focused on resuming operations as quickly as practical for each of our nine brands, while at the same time demonstrating prudent stewardship of capital. The Directors believe that resuming operations and returning to profitability will help preserve and grow value for each of our key stakeholders.

The Directors also believe that planning for succession is an important function that will impact our long-term success. We continually strive to foster the professional development of management and team members in other critical roles. As a result, we have developed a very experienced and strong group of leaders, with their performance subject to ongoing monitoring and evaluation, as potential successors to all of our executive positions, including our CEO. In August 2022 the Directors appointed Josh Weinstein, previously our Chief Operations Officer, to the role of President, CEO and Chief Climate Officer. Josh Weinstein is a 20-year veteran of our company with a long history of success in critical senior-level roles for our company.

Refer to:

- 2022 Executive Overview on page 1
- XII. Human Capital Management and Employees on page 11
- XV. Sustainability and Environmental Impact on page 13
- Item 5. Going Concern Confirmation and Viability Statement on page 64
- Key Decisions Made by the Directors During the Year on page 71

b) the interests of our team members

We celebrate our diverse team and are committed to providing a welcoming and inclusive environment where people from different backgrounds, experiences and walks of life can succeed. We care deeply for our team members and must always cultivate an atmosphere of openness, respect and trust. We continue to focus on our Culture Essentials, which are the key actions and behaviors we encourage and reinforce to further strengthen our culture. We have pulse surveys, which we use to track company culture, measure change over time and obtain team member feedback. The results of the surveys are communicated to management and the Directors. Further, in 2022 with the full support of the Directors, we continued our initiatives designed to engage with and care for our workforce. Key areas of focus include Outreach & Wellness, Culture and Staffing. The Directors consider and assess the implications of their decisions on our people.

Refer to:

- II. Mission (Purpose), Vision, Values and Priorities on page 2
- XII. Human Capital Management and Employees on page 11
- XIV. Ethics and Compliance on page 13
- Workforce Engagement in Annex C — Carnival plc Corporate Governance Report of the Proxy Statement on page C-15
- Key Decisions Made by the Directors During the Year on page 71

c) the need to foster our business relationships with guests and travel agent partners, suppliers and others

Guests and Travel Agent Partners

Guest feedback and research supports the development of our overall strategies to exceed our guests' expectations and at the same time, drive demand for cruises and increase the number of first-time cruisers. We measure and evaluate guest satisfaction with our products and services through our net promoter scores ("NPS"), which provides valuable insight into our guests' cruise experiences and drivers of guest loyalty. Our NPS take into account a number of products and services our brands offer including; embarkation and disembarkation experiences, shipboard team member service, dining options, entertainment and onboard activities. NPS reflects the likelihood that our guests will recommend our brands' cruise products and services to friends and family, including those who have not cruised before. Evaluating our NPS allows our management to make important strategic business decisions. To reward loyal and repeat guests, substantially all of our cruise brands offer past recognition programs with various special incentives.

Strong relationships with our travel agent partners are also an integral part of our long-term cruise distribution network and are critical to our success. We utilize local sales teams to motivate travel agents to support our products and services with competitive pricing, promotional policies and joint marketing and advertising programs. All of our brands have internet booking engines to allow travel agents to book our cruises.

Suppliers

Our relationships with suppliers are key to our business as these critical goods and services are paramount in our ability to deliver exceptional cruise experiences to our guests. Our suppliers provide a range of goods from materials to support the refurbishment and enhancements of our ships and to build new and innovative ships to the reliable and consistent supply of fuel and food and beverage globally. We aim to engage with suppliers to build mutually beneficial relationships and to create strategic partnerships across our global organization.

Global supply markets and supply chains have been impacted by certain events, resulting in shortages, extended lead times and increased inflation impacting our operations and profitability. We have leveraged our business relationships with our suppliers, where possible, to mitigate the impact of these challenges on our operations while still fulfilling our mission of creating happiness by delivering unforgettable and much needed vacations to our guests.

Others

Our ships and operations are subject to numerous international, national, state and local laws, regulations, treaties and other legal requirements, as well as voluntary agreements, which govern health, environmental, safety and security matters in relation to our guests, crew and ships. We are committed to complying with all relevant requirements.

We continue to work closely with governments and regulators, including those of the communities we serve, as we resume guest cruise operations. We maintain our commitment to seek excellence in compliance, environmental protection and in looking after the safety, health and well-being of every life we touch.

Refer to:

- II. Mission (Purpose), Vision, Values and Priorities on page 2
- X. Marketing Activities on page 10
- XI. Sales Channels on page 11
- XVII. Supply Chain on page 30
- XIX. Governmental Regulations on page 31
- Key Decisions Made by the Directors During the Year on page 71

(d) the impact of our operations on the community and the environment

Achieving our mission (purpose) depends on being good corporate citizens and stewards of the environment. Safeguarding the planet we call home, our guests, the communities we serve, and our Carnival family, and complying with the laws and regulations that govern our business, is vital to our success.

In 2021, with the support of the Directors, we established goals which focused on advancing six critical sustainability areas — climate action; circular economy; sustainable tourism; good health and well-being; diversity, equity and inclusion; and biodiversity and conservation. We have made significant progress towards our 2030 carbon intensity reduction goals of 40% from a 2008 baseline, measured in both grams of CO_2e per ALB-km and kilograms of CO_2e per ALBD. During 2022, the Directors approved an update to the baseline year for both goals to 2019 from 2008. This new baseline year will help us better communicate recent progress against our climate goals to our investors and stakeholders as well as modernize our disclosures in alignment with developing best practice and reporting standards and better engage with stakeholders.

We are committed to continuing our reduction of carbon emissions and have aspirations to achieve net carbon-neutral ship operations by 2050, well ahead of the current IMO target. While fossil fuels are currently the only viable option for our industry, we are closely monitoring technology developments and partnering with key organizations to help identify and scale new technologies not yet ready for the cruise industry. For example, we are piloting maritime scale battery technology and methanol powered fuel cells and working with classification societies and other stakeholders to assess lower carbon fuel options for cruise ships, which includes methanol, bioLNG, eLNG, hydrogen, and biofuels. During 2022, we piloted the use of biofuel as a replacement for fossil fuel on two of our ships. *AIDAprima* became the first larger-scale cruise ship to be powered with a blend of marine biofuel, made from 100% sustainable raw materials, and marine gasoil ("MGO"). Additionally, Holland America Line completed two pilots on *Volendam*, one using a blend of marine biofuel and another using 100% biofuel, becoming the first larger-scale cruise ship to be powered 100% by biofuel. The certified biofuels used in these pilots offer environmental benefits compared to using fossil fuels alone through their lifecycle CO_2 reductions. These biofuels can be used in existing ship engines without modifications to the engine or fuel infrastructure, including on ships already in service. While alternative fuels may provide a path to decarbonization for the maritime industry, there are significant supply challenges that must be resolved before viability is reached. We are working with suppliers to encourage investment in a reliable supply infrastructure. The Directors continue to believe our scale will support our effort to lead the industry in climate action.

Refer to:

- II. Mission (Purpose), Vision, Values and Priorities on page 2
- XV. Sustainability and Environmental Impact on page 13
- Key Decisions Made by the Directors During the Year on page 71

(e) the desirability of maintaining a reputation for high standards of business conduct

The health, safety and well-being of our people and the planet are vital to the reputation of our business. We choose to take decisive actions to respect and protect every life we touch, the places we sail and the laws that govern us. Achieving our mission (purpose) depends on being good corporate citizens and stewards of the environment. Safeguarding the planet we call home, our guests, the communities we serve, and our Carnival family, and complying with the laws and regulations that govern our business is vital to our success. The Directors and executive management acknowledge their responsibility for setting and monitoring the culture, values and reputation of our business. We have a Code of Business Conduct and Ethics that applies to all of our team members, including our executive management and the Directors. We also have Culture Essentials, which are the key actions and behaviors we encourage and reinforce to further strengthen our culture and have initiatives where brand leaders and executive management meet with their direct reports to discuss these key behaviors.

Refer to:

- II. Mission (Purpose), Vision, Values and Priorities on page 2
- XIV. Ethics and Compliance on page 13
- XV. Sustainability and Environmental Impact on page 13
- H. Executive Officers and Corporate Governance on page 40
- Annex A — Carnival plc Directors' Report of the Proxy Statement: Corporate and Social Responsibility on page A-7
- Annex C — Carnival plc Corporate Governance Report of the Proxy Statement: Workforce Engagement on page C-15

(f) the need to act fairly between our members

It is critical that both existing and potential investors understand our strategy especially as we resumed our guest cruise operations and continued to manage our liquidity. During 2022, the Directors and certain members of management held various meetings with investors. These meetings gave investors the opportunity to discuss views on our compensation decisions, our environmental impact, including sustainability and climate change and other topics of importance to our business and our stakeholders. Our Investor Relations team maintains open communication with equity, credit and ESG research analysts to understand investors' views of our business. Our Treasury team has regular interactions with credit analysts, global banks, debt investors and credit rating agencies. Additionally, presentations are made to representatives of the investment community periodically in the U.S., the UK and elsewhere.

Refer to:

- II. Mission (Purpose), Vision, Values and Priorities on page 2
- Annex C — Carnival plc Corporate Governance Report of the Proxy Statement: Relations with Shareholders on page C-14

Key Decisions Made by the Directors During the Year

Climate Impact

During 2022, the Directors appointed our President and CEO to the role of Chief Climate Officer ("CCO") to lead the identification of climate-related risks and opportunities and oversee how these are embedded in our strategic decision-making and risk management processes. The CCO and the Directors are responsible for the oversight of climate-related risks and opportunities and are directly supported by members of executive management. The Directors discussed the need for clear targets associated with our climate-related goals and their outcomes for the business.

Climate-related matters were a recurring discussion item during 2022. To enable the CCO and Directors to fulfil their responsibility to oversee climate-related risks and opportunities, a Board ESG and TCFD Education Program has been established, with core education components and optional self-study courses.

To further support our climate-related efforts, we created the SRE Committee to assist the CCO in fulfilling his responsibility to identify, monitor and review the management of climate-related risks and opportunities. The SRE Committee consists of members of executive management and advisors and reports directly to the CCO. The primary responsibilities and recurring activities of the SRE Committee are to recommend climate strategy, goals and metrics to the CCO, who makes ultimate recommendations to the Directors and to enable practical implementation of climate goals approved by the Directors. Refer to XV. Sustainability and Environmental Impact on page 13 for additional information.

Section 172 considerations: Long-term success, Team members, Community and Environment
Key stakeholders considered: Communities we serve, Guests and travel agent partners, and Investors

Portfolio Optimization

Portfolio optimization is an important factor in our operating strategy. Executive management routinely reviews our global fleet, by brand and as a whole, to make strategic decisions to optimize our long-term success. The strategic deployment of our ships requires careful consideration to ensure we are meeting our business objectives while also meeting the needs of our various stakeholders. The mobility of cruise ships enables us to move our vessels between regions in order to meet changing demand across different geographic areas.

Several key portfolio optimization decisions were made during 2022 relating to some Costa ships. During 2022, the Directors approved Carnival Fun Italian Style™, a new concept for Carnival Cruise Line's North American guests which will debut in the spring of 2023. Carnival Cruise Line will operate *Costa Venezia*, transferring in the spring of 2023, and *Costa Firenze*, transferring in the spring of 2024, which will combine the great service, food and entertainment that Carnival Cruise Line's guests enjoy with Costa's Italian design features. Additionally during 2022, *Costa Luminosa* was transferred to Carnival Cruise Line and began guest operations as *Carnival Luminosa* in November 2022. This decision allowed Carnival Cruise Line to start highly anticipated itineraries from Brisbane and have two ships operating in Australia for its high season. The Directors considered the impacts these portfolio decisions would have and ultimately determined these changes were in the best interest of our short and long-term success and would optimize our financial performance.

Due to the continued uncertainty regarding the full restart of international cruises in Asia, specifically China, it is uncertain when or if we will resume operations in the region. As a result, the Directors evaluated deployment options and fleet optimization alternatives for certain Costa ships that were previously serving the region. The decision was made to remove two additional ships in Costa's fleet. Management and the Directors decided it was the appropriate decision for the company's overall portfolio and its long-term success.

Section 172 considerations: Long-term success and Guests
Key stakeholders considered: Guests and travel agent partners

Annual Bonus Compensation

During 2021, the Compensation Committees of the Boards of Directors temporarily modified the historical approach of setting quantitative targets for incentive compensation as it was determined it was impractical to set pre-established quantitative financial goals on either a short- or long-term basis for 2021 compensation. This decision was considered due to the continuing business disruption caused by the COVID-19 pandemic, uncertainty relating to performance during the resumption of guest cruise operations and promoting retention and leadership stability. The Compensation Committees determined that the 2021 annual bonus compensation payout would instead temporarily reward performance against four critical qualitative objectives:

- Managing Liquidity and Cash
- Managing a Successful Restart
- Maintaining a Strong Compliance Culture
- Maintaining and Building on our ESG Goals

During 2022, the Compensation Committees and members of executive management held discussions with various shareholders and requested feedback on the decision to temporarily modify the historical approach to incentive compensation to qualitative objectives for 2021. In determining the approach for 2022, the Compensation Committees considered the continued progress made in the resumption of guest cruise operations throughout 2022 and the feedback provided by the shareholders, who expressed their desire for the company to return to setting and measuring performance against pre-established quantitative financial targets as soon as practical. As a result, the Directors determined it was appropriate to return to our historical approach of establishing and utilizing quantitative performance-based targets for our Executive Officers' 2022 annual bonus and are committed to continuing this approach for a broader population in 2023. The Compensation Committees believe the decision relating to the 2022 bonus compensation appropriately responded to shareholder feedback while still providing appropriate award compensation to our Executive Officers, aligned with our long-term strategy.

Section 172 considerations: Long-term success and Team members
Key stakeholders considered: Team members and Investors

This Strategic Report has been approved by the Board.

By order of the Board

Micky Arison
Chair of the Board of Directors
January 27, 2023

INTRODUCTORY NOTE TO THE CARNIVAL PLC IFRS FINANCIAL STATEMENTS FOR THE YEAR ENDED NOVEMBER 30, 2022

The Carnival plc consolidated Group IFRS Financial Statements on pages 74 to 116 and standalone parent company Financial Statements on pages 117 to 131 are required to satisfy reporting requirements of the Companies Act 2006 and incorporate the results of Carnival plc and its subsidiaries and, accordingly, do not include the IFRS consolidated results and financial position of Carnival Corporation and its subsidiaries.

The Directors of Carnival plc consider that within the Carnival Corporation and Carnival plc dual listed company arrangement, the most appropriate presentation of Carnival plc's results and financial position is by reference to the Carnival Corporation & plc U.S. GAAP consolidated financial statements ("DLC Financial Statements"), which are included in the Annual Report, but do not form part of these Carnival plc financial statements.

CARNIVAL PLC
GROUP STATEMENTS OF INCOME (LOSS)
(in millions, except per share data)

	Notes	Years Ended November 30, 2022	2021
Revenues			
Passenger ticket		$ 2,792	$ 491
Onboard and other		1,149	270
	3	3,941	760
Operating Costs and Expenses			
Commissions, transportation and other		569	104
Onboard and other		277	79
Payroll and related		913	557
Fuel		825	257
Food		246	72
Property and equipment impairments	10	1,161	607
Other operating		1,216	566
		5,208	2,242
Selling and administrative	3	857	658
Depreciation and amortisation	3	781	795
Goodwill impairment	12	—	280
		6,846	3,975
Operating Income (Loss)		(2,905)	(3,215)
Nonoperating Income (Expense)			
Interest income		2	—
Income (loss) from investments in associates		(34)	(129)
Interest expense, net of capitalised interest		(140)	(96)
Other income (expense), net	4	280	47
		108	(178)
Income (Loss) Before Income Taxes		(2,797)	(3,393)
Income Tax Benefit (Expense), Net	5	(15)	(13)
Net Income (Loss)		$ (2,813)	$ (3,406)
Earnings (Loss) Per Share			
Basic	6	$ (15.14)	$ (18.49)
Diluted	6	$ (15.14)	$ (18.49)

The accompanying notes are an integral part of these financial statements.

These financial statements only present the Carnival plc consolidated Group IFRS Financial Statements and, accordingly, do not include the consolidated IFRS results of Carnival Corporation.

Within the DLC arrangement the most appropriate presentation of Carnival plc's results and financial position is considered to be by reference to the DLC Financial Statements.

CARNIVAL PLC
GROUP STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in millions)

	Years Ended November 30,	
	2022	**2021**
Net Income (Loss)	$ (2,813)	$ (3,406)
Other Comprehensive Income (Loss)		
Items that will not be reclassified through the Statements of Income (Loss)		
Remeasurements of post-employment benefit obligations	(19)	55
Items that may be reclassified through the Statements of Income (Loss)		
Changes in foreign currency translation adjustment	(538)	(332)
Net gains on hedges of net investment in foreign operations and other	73	216
	(466)	(116)
Other Comprehensive Income (Loss)	(485)	(61)
Total Comprehensive Income (Loss)	$ (3,298)	$ (3,467)

The accompanying notes are an integral part of these financial statements.

These financial statements only present the Carnival plc consolidated Group IFRS Financial Statements and, accordingly, do not include the consolidated IFRS results of Carnival Corporation.

Within the DLC arrangement the most appropriate presentation of Carnival plc's results and financial position is considered to be by reference to the DLC Financial Statements.

CARNIVAL PLC
GROUP BALANCE SHEETS
(in millions)

	Notes	November 30, 2022	November 30, 2021
ASSETS			
Current Assets			
Cash and cash equivalents	7	$ 251	$ 434
Trade and other receivables, net	8	202	140
Inventories	9	193	146
Prepaid expenses and other		215	109
Total current assets		862	829
Property and Equipment, Net	10	13,469	14,953
Right-of-Use Assets	11	283	333
Investments in Associates	13	144	220
Other Assets	14	775	517
		$ 15,532	$ 16,851
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Current portion of long-term debt	15	$ 1,329	$ 486
Current portion of lease liabilities	11	33	35
Accounts payable		471	376
Accrued liabilities and other	16	526	487
Customer deposits	2	1,589	831
Amount owed to the Carnival Corporation group	25	5,624	6,204
Total current liabilities		9,571	8,419
Long-Term Debt	15	6,361	5,484
Long-Term Lease Liabilities	11	256	298
Contingencies	23	84	94
Other Long-Term Liabilities	17	200	210
Shareholders' Equity			
Share capital	18	361	361
Share premium		143	143
Retained earnings		1,175	4,092
Other reserves		(2,619)	(2,249)
Total shareholders' (deficit) equity	24	(940)	2,347
		$ 15,532	$ 16,851

The accompanying notes are an integral part of these financial statements. These financial statements only present the Carnival plc consolidated Group IFRS Financial Statements and, accordingly, do not include the consolidated IFRS results of Carnival Corporation.

The Carnival plc Group financial statements (registered number 04039524) were authorised for issue by the Boards of Directors on January 27, 2023 and signed on their behalf by

Micky Arison
Chair of the Boards of Directors

Josh Weinstein
President, Chief Executive Officer and Chief Climate Officer and Director

Within the DLC arrangement the most appropriate presentation of Carnival plc's results and financial position is considered to be by reference to the DLC Financial Statements.

CARNIVAL PLC
GROUP STATEMENTS OF CASH FLOWS
(in millions)

	Years Ended November 30,	
	2022	**2021**
OPERATING ACTIVITIES		
Income (Loss) before income taxes	$ (2,797)	$ (3,393)
Adjustments to reconcile income (loss) before income taxes to net cash provided by (used in) operating activities		
Depreciation and amortisation	781	795
Impairments	1,191	904
Share-based compensation	17	30
Interest expense, net	156	132
(Income) loss from investments in associates	34	129
Other, net	38	51
	(580)	(1,352)
Changes in operating assets and liabilities		
Receivables	(103)	18
Inventories	(72)	(50)
Prepaid expenses and other	(337)	(182)
Accounts payable	106	53
Accrued liabilities, other and contingencies	125	273
Customer deposits	855	260
Cash provided by (used in) operations before interest and income taxes	(4)	(978)
Interest received	2	—
Interest paid	(131)	(96)
Income tax benefit received (paid), net	12	—
Net cash provided by (used in) operating activities	(121)	(1,075)
INVESTING ACTIVITIES		
Purchases of property and equipment	(2,293)	(1,687)
Proceeds from sales of ships	346	255
Investments in associates	(1)	(90)
Other, net	(139)	128
Net cash provided by (used in) investing activities	(2,087)	(1,395)
FINANCING ACTIVITIES		
Changes in amounts owed to the Carnival Corporation group, net	(368)	207
Principal repayments of long-term debt	(654)	(792)
Proceeds from issuance of long-term debt	3,146	2,798
Finance lease principal payments	(33)	(45)
Debt issuance cost and other, net	(147)	(174)
Net cash provided by (used in) financing activities	1,943	1,995
Effect of exchange rate changes on cash and cash equivalents	83	(10)
Net increase (decrease) in cash and cash equivalents	(183)	(484)
Cash and cash equivalents at beginning of year	434	918
Cash and cash equivalents at end of year	$ 251	$ 434

The accompanying notes are an integral part of these financial statements. These financial statements only present the Carnival plc consolidated Group IFRS Financial Statements and, accordingly, do not include the consolidated IFRS results of Carnival Corporation.

Within the DLC arrangement the most appropriate presentation of Carnival plc's results and financial position is considered to be by reference to the DLC Financial Statements.

CARNIVAL PLC
GROUP STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in millions)

	Share capital	Share premium	Retained earnings	Reserves: Translation reserve	Cash flow hedges	Treasury shares	Other reserves	Merger reserve	Total	Total shareholders' (deficit) equity
At November 30, 2020	$ 361	$ 185	$ 7,568	$ (1,930)	$ 8	$ (1,945)	$ 41	$ 1,503	$ (2,323)	$ 5,791
Comprehensive income (loss)										
Net income (loss)	—	—	(3,406)	—	—	—	—	—	—	(3,406)
Changes in foreign currency translation adjustment	—	—	—	(332)	—	—	—	—	(332)	(332)
Net gains on cash flow derivative hedges	—	—	—	—	3	—	—	—	3	3
Net gains on hedges of net investments in foreign operations	—	—	—	213	—	—	—	—	213	213
Remeasurements of post-employment benefit obligations	—	—	55	—	—	—	—	—	—	55
Total comprehensive income (loss)	—	—	(3,351)	(119)	3	—	—	—	(116)	(3,467)
Issuance of treasury shares for vested share based awards	—	—	(126)	—	—	126	—	—	126	—
Other, net	—	(42)	—	—	—	—	64	—	64	22
At November 30, 2021	361	143	4,092	(2,049)	11	(1,818)	105	1,503	(2,249)	2,347
Comprehensive income (loss)										
Net income (loss)	—	—	(2,813)	—	—	—	—	—	—	(2,813)
Changes in foreign currency translation adjustment	—	—	—	(538)	—	—	—	—	(538)	(538)
Net gains on cash flow derivative hedges	—	—	—	—	9	—	—	—	9	9
Net gains on hedges of net investment in foreign operations	—	—	—	64	—	—	—	—	64	64
Remeasurements of post-employment benefit obligations	—	—	(19)	—	—	—	—	—	—	(19)
Total comprehensive income (loss)	—	—	(2,832)	(474)	9	—	—	—	(466)	(3,298)
Issuance of treasury shares for vested share-based awards	—	—	(85)	—	—	85	—	—	85	—
Other, net	—	—	(1)	(3)	3	—	11	—	11	11
At November 30, 2022	$ 361	$ 143	$ 1,175	$ (2,526)	$ 22	$ (1,734)	$ 116	$ 1,503	$ (2,619)	$ (940)

The accompanying notes are an integral part of these financial statements. These financial statements only present the Carnival plc consolidated Group IFRS Financial Statements and, accordingly, do not include the consolidated IFRS results of Carnival Corporation.

Within the DLC arrangement the most appropriate presentation of Carnival plc's results and financial position is considered to be by reference to the DLC Financial Statements.

CARNIVAL PLC

NOTES TO GROUP FINANCIAL STATEMENTS

NOTE 1 — General

Description of Business

Carnival plc and its subsidiaries and associates are referred to collectively in these financial statements as the "Group," "our," "us" and "we." Carnival Corporation and Carnival plc, together with their consolidated subsidiaries, are referred to collectively in these financial statements as "Carnival Corporation & plc."

Carnival Corporation & plc is the largest global cruise company and among the largest leisure travel companies with a portfolio of world-class cruise lines. With operations in North America, Australia, Europe and Asia, its portfolio features — AIDA Cruises, Carnival Cruise Line, Costa Cruises, Cunard, Holland America Line, Princess Cruises, P&O Cruises (Australia), P&O Cruises (UK) and Seabourn.

DLC Arrangement

Carnival Corporation and Carnival plc operate a dual listed company ("DLC") arrangement, whereby the businesses of Carnival Corporation and Carnival plc are combined through a number of contracts and provisions in Carnival Corporation's Articles of Incorporation and By-Laws and Carnival plc's Articles of Association. The two companies operate as a single economic enterprise with a single senior management team and identical Boards of Directors, but each has retained its separate legal identity. Each company's shares are publicly traded on the New York Stock Exchange ("NYSE") for Carnival Corporation and the London Stock Exchange for Carnival plc. The Carnival plc American Depositary Shares are traded on the NYSE.

The constitutional documents of each company provide that, on most matters, the holders of the common equity of both companies effectively vote as a single body. The Equalization and Governance Agreement between Carnival Corporation and Carnival plc provides for the equalization of dividends and liquidation distributions based on an equalization ratio and contains provisions relating to the governance of the DLC arrangement. Because the equalization ratio is 1 to 1, one share of Carnival Corporation common stock and one Carnival plc ordinary share are generally entitled to the same distributions.

Under deeds of guarantee executed in connection with the DLC arrangement, as well as stand-alone guarantees executed since that time, each of Carnival Corporation and Carnival plc have effectively cross guaranteed all indebtedness and certain other monetary obligations of each other. Once the written demand is made, the holders of indebtedness or other obligations may immediately commence an action against the relevant guarantor.

Under the terms of the DLC arrangement, Carnival Corporation and Carnival plc are permitted to transfer assets between the companies, make loans to or investments in each other and otherwise enter into intercompany transactions. In addition, the cash flows and assets of one company are required to be used to pay the obligations of the other company, if necessary.

The Boards of Directors consider that, within the DLC arrangement, the most appropriate presentation of Carnival plc's results and financial position is by reference to the U.S. generally accepted accounting principles ("U.S. GAAP") DLC Financial Statements because all significant financial and operating decisions affecting the DLC companies are made on a joint basis to optimize the consolidated performance as a single economic entity. Accordingly, the DLC Financial Statements are provided to shareholders as supplementary information, which are included in the Carnival plc Annual Report, but do not form part of these Carnival plc financial statements.

Liquidity and Management's Plans

In the face of the global impact of COVID-19, Carnival Corporation & plc paused its guest cruise operations in March 2020 and began resuming guest cruise operations in 2021.

Based on the evolving nature of COVID-19 and Carnival Corporation & plc's ongoing collaboration with local and national public health authorities, it has responsibly relaxed its related protocols, including greatly reducing or eliminating testing requirements and vaccination protocols to more closely align with the broader travel industry and strengthening its competitiveness.

As part of Carnival Corporation & plc's liquidity management, it relies on estimates of its future liquidity, which includes numerous assumptions that are subject to various risks and uncertainties. The principal assumptions used to estimate its future liquidity consist of:

- Its continued cruise operations and expected timing of cash collections for cruise bookings
- Expected increases in revenue in 2023 on a per passenger basis compared to 2019, particularly with the responsible relaxation of COVID-19 related protocols aligning towards land-based vacation alternatives
- Expected improvement in occupancy on a year-over-year basis returning to historical levels in the summer of 2023
- Stabilization of fuel prices around November 2022 year-end prices
- Continued stabilization of inflationary pressures on costs, moderated by a larger-more efficient fleet as compared to 2019

In addition, Carnival Corporation & plc makes certain assumptions about new ship deliveries, improvements and removals, and consider the future export credit financings that are associated with the new ship deliveries.

Carnival Corporation & plc has a substantial debt balance as a result of the pause in guest cruise operations and requires a significant amount of liquidity or cash provided by operating activities to service its debt. In addition, the continued effects of the pandemic, inflation, higher fuel prices, higher interest rates and fluctuations in foreign currency rates are collectively having a material negative impact on its financial results. The full extent of the collective impact of these items is uncertain and may be amplified by its substantial debt balance. Carnival Corporation & plc believes it has made reasonable estimates and judgments of the impact of these events within its consolidated financial statements and there may be changes to those estimates in future periods.

For almost three years, Carnival Corporation & plc has taken appropriate actions to manage its liquidity, including completing various capital market transactions, obtaining relevant financial covenant amendments or waivers (refer to Note 15 — "Debt and Interest Expense"), accelerating the removal of certain ships from its fleet and during the pause in guest cruise operations, reducing capital expenditure and operating expenses. As of November 30, 2022, 97% of its capacity has resumed guest cruise operations and is serving guests.

Based on these actions and Carnival Corporations & plc's assumptions, and considering Carnival Corporation & plc's $8.6 billion of liquidity including cash, restricted cash which became unrestricted in December 2022 and borrowings available under its $1.7 billion, €1.0 billion and £0.2 billion multi-currency revolving credit facility (the "Revolving Facility") at November 30, 2022, it believes it has sufficient liquidity to fund its obligations and expects to remain in compliance with its financial covenants for at least the next twelve months from the issuance of these financial statements.

Carnival Corporation & plc will continue to pursue various opportunities to raise additional capital to fund obligations associated with future debt maturities and/or to extend the maturity dates associated with its existing indebtedness including its Revolving Facility and obtain relevant financial covenant amendments or waivers, if needed. Actions to raise capital may include issuances of debt, convertible debt or equity in private or public transactions or entering into new and extended credit facilities. In light of these circumstances, the Boards of Directors of the Group have a reasonable expectation that Carnival Corporation & plc has adequate resources to continue its operational existence, for at least the next twelve months from the issuance of these financial statements and continue to adopt the going concern basis of preparing the Carnival plc annual Financial Statements.

Refer to the Strategic Report — Item 5. "Going Concern Confirmation and Viability Statement" for additional discussion regarding Carnival Corporation & plc's liquidity assessment.

NOTE 2 — Significant Accounting Policies

Basis of Preparation

The Carnival plc Group financial statements are presented in U.S. dollars unless otherwise noted. They are prepared on the historical cost basis, except for certain financial assets and liabilities (including derivative instruments) that are stated at fair value.

On December 31, 2020, IFRS as adopted by the European Union was brought into UK law and became UK-adopted International Accounting Standards, with future changes being subject to endorsement by the UK Endorsement Board.

The Group transitioned to UK-adopted International Accounting Standards in its Group financial statements on December 1, 2021. This change constitutes a change in accounting framework. However, there is no impact on recognition, measurement or disclosure in the period reported as a result of the change in framework. The financial statements of the Group have been prepared in accordance with UK-adopted International Accounting Standards and with the requirements of the Companies Act 2006 as applicable to companies reporting under those standards.

Basis of Consolidation

The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. All significant intra-Group balances and transactions are eliminated in consolidation. These financial statements are required to satisfy reporting requirements of the Companies Act 2006 and do not include the IFRS consolidated results and financial position of Carnival Corporation and its subsidiaries.

Significant Accounting Estimates, Assumptions and Judgements

The preparation of these financial statements in conformity with IFRS as adopted in the UK requires management to make judgements, estimates and assumptions that affect the application of policies and reported and disclosed amounts in these financial statements. These judgments, estimates and assumptions are based on management's best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements.

Climate change

In preparing these financial statements, management has considered the expected impacts of climate change and the achievement of the Carnival Corporation & plc 2030 sustainability goals. Management has considered the expected impacts of climate change on a number of key estimates within the financial statements, including:

- Estimates related to our future liquidity requirements and viability (refer to Note 1 — "General-Liquidity and Management's Plans" and Item 5. "Going Concern Confirmation and Viability Statement" of the Strategic Report)
- Estimates of future cash flows used in the valuation of ships (refer to Note 10 — "Property and Equipment"
- Estimates related to the useful life and residual value of ships (refer to Note 10 — "Property and Equipment")

The following specific points were considered:

- Carnival Corporation & plc's ongoing newbuild program, which includes deliveries of larger-more efficient ships over the coming years, some of which will replace existing ships in its fleet, has been and will continue to be a factor in management's expected ability to achieve Carnival Corporation & plc's 2030 carbon intensity reduction goals
- Carnival Corporation & plc continues to invest in energy efficiency projects for its existing fleet with expected future investments consistent with its historical annual level of investment
- The current status of various pending environmental regulations which, if enacted, will materially impact Carnival Corporation & plc's future cash flows beginning in 2025

Refer to XIX. Governmental Regulations on page 31 of the Strategic Report.

Significant Judgements and Estimates

Key judgements, estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. The significant accounting estimates are those with a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year. The significant areas of key sources of estimation uncertainty for the year ended 2022 were as follows:

Area (a)	Significant Estimates	Reference (b)
Valuation of Ships	Determination of the recoverable value of our ships and CGUs	Note 10 — "Property and Equipment"
Ship Useful Life and Residual Value	Determination of useful life and residual value	Note 10 — "Property and Equipment"

(a) There were no critical accounting judgements as defined under IAS 1 for 2022.

(b) Further details, together with sensitivities for key sources of estimation uncertainty, where appropriate and practicable, are included within the references in the table.

Cash and Cash Equivalents

Cash and cash equivalents include investments with maturities of three months or less at acquisition that are readily convertible to known amounts of cash, which are stated at cost and present insignificant risk of changes in value.

Trade and Other Receivables

Although we generally require full payment from our customers prior to or concurrently with their cruise, we grant credit terms to a relatively small portion of our revenue source. We have receivables from credit card merchants and travel agents for cruise ticket purchases and onboard revenue. These receivables are included within trade and other receivables, net. We have agreements with a number of credit card processors that transact customer deposits related to our cruise vacations. Certain of these agreements allow the credit card processors to request, under certain circumstances, that we provide a reserve fund in cash. These reserve funds are included in other assets.

Inventories

Inventories consist substantially of food, beverages, hotel supplies, fuel and retail merchandise, which are all carried at the lower of cost or net realisable value. Cost is determined using the weighted-average or first-in, first-out methods.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and any impairment charges. We capitalize interest as part of the cost of capital projects incurred during construction. Depreciation is computed using the straight-line method over our estimated useful lives of the assets to a residual value, as a percentage of original cost, as follows:

	Years	Residual Values
Ships	30	15%
Ship improvements	3 – 30	0%
Buildings and improvements	10 – 40	0%
Computer hardware and software	2 – 12	0%
Transportation equipment and other	3 – 20	0%
Leasehold improvements, including port facilities	Shorter of the remaining lease term or related asset life (3 – 30)	0%

The cost of ships under construction includes progress payments for the construction of new ships, as well as design and engineering fees, capitalised interest, construction oversight costs and various owner supplied items. Any liquidated damages received from shipyards are recorded as reductions to the cost basis of the ship.

We have a capital program for the improvement of our ships and for asset replacements to enhance the effectiveness and efficiency of our operations; to comply with, or exceed, all relevant legal and statutory requirements related to health, environment, safety, security and sustainability; and to gain strategic benefits or provide improved product innovations to our guests. We account for ship improvement costs, including replacements of certain significant components and parts by capitalising those costs we believe add value to our ships and have a useful life greater than one year and depreciating those improvements over their estimated remaining useful life.

The costs of repairs and maintenance, including minor improvement costs and expenses incurred during dry-docks, are charged to expense as incurred and included in other operating expenses. These minor dry-dock expenses primarily represent maintenance activities that are incurred when a ship is taken out-of-service for scheduled maintenance.

In addition, specifically identified or estimated cost and accumulated depreciation of previously capitalised ship components are written-off upon retirement, which may result in a loss on disposal that is also included in other operating expenses.

Given the large size and complexity of our ships, ship accounting estimates require considerable judgment and are inherently uncertain. We do not have cost segregation studies performed to specifically componentize our ships. In addition, since we do not separately componentize our ships, we do not identify and track depreciation of original ship components. Therefore, we typically have to estimate the net book value of components that are retired, based primarily upon their replacement cost, their age and their original estimated useful lives.

We have estimated our ships' useful lives at 30 years and residual values at 15% of our original ship cost. Our ship useful life and residual value estimates take into consideration the estimated weighted-average useful lives of the ships' major component systems, such as hull, superstructure, main electric, engines and cabins. We also take into consideration the impact of technological changes, historical useful lives of similarly-built ships, long-term cruise and vacation market conditions and regulatory changes, including those related to the environment and climate change. We determine the residual value of our ships based on our long-term estimates of their resale value at the end of their useful life to us but before the end of their physical and economic lives to others, historical resale values of our and other cruise ships as well as our expectations of the long-term viability of the secondary cruise ship market. We review estimated useful lives and residual values for reasonableness at the period end or whenever events or circumstances significantly change.

Occasionally we transfer ships between Carnival Corporation and Carnival plc. The group's accounting policy with regard to such transfers is that they take place at the US GAAP net book value of the ship at the point of transfer.

We evaluate ship asset impairments either at the individual ship level, when it is considered to be the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities, for example when we have plans to dispose of a ship, or at the cash generating unit ("CGU") (or cruise brand) level, when the cash flows of a given ship are not considered to be largely independent of the cash flows of other assets and liabilities. We review our ships for impairment whenever events or circumstances indicate that the carrying value of a ship may not be recoverable. The recoverable amount is considered to be the higher of value in use or fair value less costs of disposal.

Where an assessment is performed at the individual ship level, the fair value is typically estimated based either on ship sales price negotiations and/or estimated sales prices from previous ship sales.

Where an assessment is performed at the CGU level, we compare the carrying amount of the net assets allocated to each CGU (inclusive of ships) with its recoverable amount. The estimated recoverable amount is the higher of the cruise brands' fair value less costs of disposal and its value in use. If the recoverable amount is greater than the cruise brand net asset carrying value, then the value of the assets is deemed recoverable. A significant amount of judgement is required in estimating the recoverable amounts of our CGUs. Assessments are made at a CGU level as individual ships cash flows are dependent both upon shore-based assets that support the operation of the ships and the itineraries each ship operates, which is determined based upon plans for ships in the CGU and for which we have the ability to change over time.

If estimated discounted future cash flows are less than the carrying value of a ship, an impairment charge is recognized to the extent its carrying value exceeds its estimated recoverable amount.

If, subsequent to impairment, there has been a change in the estimates used to determine our ships' recoverable amount, then the carrying amount of the ship may be increased by the reversal of the impairment. The reversal is limited to the carrying amount that would have been determined had no impairment loss been recognized for the ship in prior years. Determination of future cash flows and fair values of our cruise ships involves estimates and assumptions.

Leases

Substantially all of our leases for which we are the lessee are leases of port facilities and real estate and are included within right-of-use assets, long-term lease liabilities and the current portion of lease liabilities in our Consolidated Balance Sheets.

We have port facilities and real estate lease agreements with lease and non-lease components, and in such cases, we account for the components as a single lease component.

We do not recognize lease assets and lease liabilities for any leases with an original term of less than one year. For some of our port facilities and real estate lease agreements, we have the option to extend our current lease term by 1 to 10 years. Generally, we do not include renewal options as a component of our present value calculation as we are not reasonably certain that we will exercise the options.

As most of our leases do not have a readily determinable implicit rate, we estimate the incremental borrowing rate ("IBR") to determine the present value of lease payments. We apply judgement in estimating the IBR including considering the term of the lease, the currency in which the lease is denominated, and the impact of collateral and our credit risk on the rate.

Certain of our agreements stipulate potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

We depreciate our lease assets on a straight-line basis over the shorter of the asset's useful life and the lease term. Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Goodwill

Our historical goodwill represented the excess of the purchase price over the fair value of identifiable net assets acquired in a business acquisition. Historically, we reviewed our goodwill for impairment as of July 31 every year, or more frequently if events or circumstances dictated. As of November 30, 2021 we performed impairment analyses for two of our EA segment CGUs and as a result of this analysis, we determined their estimated fair values no longer exceeded their carrying values. As a result, we recognized goodwill impairment charges of $280 million and accordingly have no remaining goodwill for our EA segment CGUs. Refer to Note 12 — "Goodwill" for additional information.

Contingencies

We are routinely involved in legal proceedings, claims, disputes, regulatory matters and governmental inspections or investigations arising in the ordinary course of or incidental to our business, including those noted below. While it is typically very difficult to determine the timing and ultimate outcome of these matters, we use our best judgement to determine the appropriate amounts to record in our consolidated financial statements. We accrue a liability and establish a reserve when we believe a loss is probable and the amount of the loss can be reasonably estimated. In assessing probable losses, we make estimates of the amount of probable insurance recoveries, if any, which are recorded as assets where appropriate. Such accruals and reserves and the estimated timing of settlement are typically based on developments to date, historical claims experience, and actuarially determined estimates of liabilities. Given the inherent uncertainty related to the eventual outcome of these matters and potential insurance recoveries, it is possible that all or some of these matters may be resolved for amounts different from any provisions or disclosures that we may have made. In addition, as new information becomes available, we may need to reassess the amount of asset or liability that needs to be accrued related to our contingencies. Refer to Note 23 — "Contingencies" for additional information.

Investments in Associates

Investments in Associates are accounted for using the equity method of accounting and are initially recognized at cost. Interest in the net assets of such investments is included in investments in associates in the Consolidated Balance Sheets and our proportionate interest in their results is included in income (loss) from investments in associates in the Consolidated Statements of Income.

Debt and Debt Issuance Costs

Debt is recorded at initial fair value, which normally reflects the proceeds received by us, net of debt issuance costs. Debt is subsequently stated at amortized cost. Debt issuance costs are generally amortized to interest expense using the straight-line method, which approximates the effective interest method, over the term of the debt. Debt issue discounts and premiums are generally amortized to interest expense using the effective interest rate method over the term of the debt.

Derivatives and Other Financial Instruments

We have in the past and may in the future utilize derivative and non-derivative financial instruments, such as foreign currency forwards, options and swaps, foreign currency debt obligations and foreign currency cash balances, to manage our exposure to fluctuations in certain foreign currency exchange rates. We use interest rate swaps primarily to manage our interest rate exposure to achieve a desired proportion of fixed and floating rate debt. Our policy is to not use financial instruments for trading or other speculative purposes.

All derivatives are recorded at fair value. If a derivative is designated as a cash flow hedge, then the change in the fair value of the derivative is recognized as a component of other comprehensive income ("OCI") until the underlying hedged item is recognized in earnings or the forecasted transaction is no longer probable. If a derivative or a non-derivative financial instrument is designated as a hedge of our net investment in a foreign operation, then changes in the effective portion of the fair value of the financial instrument are recognized as a component of OCI to offset the change in the translated value of the designated portion of net investment being hedged until the investment is sold or substantially liquidated, while the impact attributable to components excluded from the assessment of hedge effectiveness is recorded in interest expense, net of capitalised interest, on a systematic and rational basis. For derivatives that do not qualify for hedge accounting treatment, the change in fair value is recognized in earnings.

We classify the fair value of all our derivative contracts as either current or long-term, depending on the maturity date of the derivative contract. The cash flows from derivatives treated as cash flow hedges are classified in our Consolidated Statements of Cash Flows in the same category as the item being hedged.

Derivative valuations are based on observable inputs such as interest rates forward currency exchange rates, credit spreads, maturity dates, volatilities, and cross currency basis spreads. We use the income approach to value derivatives for foreign currency options and forwards, interest rate swaps and cross currency swaps using observable market data for all significant inputs and standard valuation techniques to convert future amounts to a single present value amount, assuming that participants are motivated but not compelled to transact.

Foreign Currency Translation and Transactions

The Carnival plc Group financial statements are presented in U.S. dollars. Each foreign entity determines its functional currency by reference to its primary economic environment. The Group's most significant foreign entities utilize the U.S. dollar, Euro, Sterling or the Australian dollar as their functional currencies. The Group translates the assets and liabilities of its foreign entities that have functional currencies other than the U.S. dollar at exchange rates in effect at the balance sheet date. Revenues and expenses of these foreign entities are translated at the average rate for the period. Equity is translated at historical rates and the resulting foreign currency translation adjustments are included in the translation reserve, which is a separate component of other reserves within shareholders' equity. Therefore, the U.S. dollar value of the non-equity translated items in the Group's consolidated financial statements will fluctuate from period to period, depending on the changing value of the U.S. dollar versus these currencies.

The Group executes transactions in a number of different currencies. At the date that the transaction is recognized, each asset, liability, revenue, expense, gain or loss arising from the transaction is measured and recorded in the functional currency of the recording entity using the exchange rate in effect at that date. At each balance sheet date, recorded monetary balances denominated in a currency other than the functional currency are adjusted using the exchange rate at the balance sheet date, with gains or losses recorded in other income or other expense, unless such monetary balances have been designated as hedges of net investments in our foreign entities. The unrealised gains or losses on our long-term intercompany receivables and payables which are denominated in a non-functional currency and are not expected to be repaid in the foreseeable future are recorded in translation reserves.

Revenue and Expense Recognition

Guest cruise deposits and advance onboard purchases are initially included in customer deposits when received. Customer deposits are subsequently recognized as cruise revenues, together with revenues from onboard and other activities, and all associated direct costs and expenses of a voyage are recognized as cruise costs and expenses, upon completion of voyages with durations of ten nights or less and on a pro rata basis for voyages in excess of ten nights. The impact of recognizing these shorter duration cruise revenues and costs and expenses on a completed voyage basis versus on a pro rata basis is not material. Certain of our product offerings are bundled and we allocate the value of the bundled services and goods between passenger ticket revenues and onboard and other revenues based upon the estimated standalone selling prices of those goods and services. Guest cancellation fees, when applicable, are recognized in passenger ticket revenues at the time of cancellation.

Our sales to guests of air and other transportation to and from airports near the home ports of our ships are included in passenger ticket revenues, and the related costs of purchasing these services are included in transportation costs. The proceeds that we collect from the sales of third-party shore excursions are included in onboard and other revenues and the related costs are included in onboard and other costs. The amounts collected on behalf of our onboard concessionaires, net of the amounts remitted to them, are included in onboard and other revenues as concession revenues. All of these amounts are recognised on a completed voyage or pro rata basis as discussed above.

Revenues and expenses from our hotel and transportation operations, which are included in our Tour and Other segment, are recognized at the time the services are performed.

Customer Deposits

Our payment terms generally require an initial deposit to confirm a reservation, with the balance due prior to the voyage. Cash received from guests in advance of the cruise is recorded in customer deposits and in other long-term liabilities on our Consolidated Balance Sheets. These amounts include refundable deposits. In certain situations, we have provided flexibility to guests by allowing guests to rebook at a future date, receive future cruise credits ("FCCs") or elect to receive refunds in cash. We have at times issued enhanced FCCs. Enhanced FCCs provide the guest with an additional credit value above the original cash deposit received, and the enhanced value is recognized as a discount applied to the future cruise in the period used. We record a liability for unexpired FCCs to the extent we have received and not refunded cash from guests for cancelled bookings. We had total customer deposits of $1.7 billion as of November 30, 2022 and $0.9 billion as of November 30, 2021, which includes approximately $35 million of unredeemed FCCs as of November 30, 2022. The increase in customer deposits in 2022 is primarily driven by the resumption of guest cruise operations. Given the uncertainty of travel demand caused by COVID-19 and lack of comparable historical experience of FCC redemptions, we are unable to estimate the number of FCCs that will not be used in future periods. Refunds payable to guests who have elected cash refunds are recorded in accounts payable. During 2022 and 2021, we recognized revenues of $0.6 billion and an immaterial amount related to our customer deposits as of November 30, 2021 and 2020. Historically, our customer deposits balance changes due to the seasonal nature of cash collections, the recognition of revenue, refunds of customer deposits and foreign currency changes.

Contract Costs

We recognize incremental travel agent commissions and credit and debit card fees incurred as a result of obtaining the ticket contract as assets when paid prior to the start of a voyage. We record these amounts within prepaid expenses and other and subsequently recognize these amounts as commissions, transportation and other at the time of revenue recognition or at the time of voyage cancellation. We had incremental costs of obtaining contracts with customers recognized as assets of $59 million as of November 30, 2022 and $13 million as of November 30, 2021.

Insurance

We maintain insurance under Carnival Corporation & plc's insurance programs to cover a number of risks including illness and injury to crew, guest injuries, pollution, other third-party claims in connection with our cruise activities, damage to hull and machinery for each of our ships, war risks, workers' compensation, directors' and officers' liability, property damage and general liability for shoreside third-party claims. We recognize insurance recoverables from third-party insurers for recorded losses at the time the recovery is virtually certain or upon settlement for amounts in excess of the recorded losses. All of our insurance policies are subject to coverage limits, exclusions and deductible levels.

Selling and Administrative Expenses

Selling expenses include a broad range of advertising, marketing and promotional expenses. Advertising is charged to expense as incurred. Selling expenses totalled $309 million in 2022 and $153 million in 2021. Administrative expenses represent the costs of our shoreside support, reservations and other administrative functions, and include salaries and related benefits, professional fees and building occupancy costs, which are typically expensed as incurred.

Share-Based Compensation

We recognize compensation expense for all, equity settled, share-based compensation awards using the fair value method. For time-based share awards, we recognize compensation cost ratably using the straight-line attribution method over the expected vesting period or to the retirement eligibility date, if earlier than the vesting period. For performance-based share awards, we estimate compensation cost based on the probability of the performance condition being achieved and recognize expense ratably using the straight-line attribution method over the expected vesting period. If all or a portion of the performance condition is not expected to be met, the appropriate amount of previously recognized compensation expense is reversed and future compensation expense is adjusted accordingly. For market-based share awards, we recognize compensation cost ratably using the straight-line attribution method over the expected vesting period. If the target market conditions are not expected to be met, compensation expense will still be recognized.

Earnings Per Share

Basic earnings per share is computed by dividing net income (loss) by the weighted-average number of shares outstanding during each period. Diluted earnings per share is computed by dividing net income (loss) by the weighted-average number of shares and common stock equivalents outstanding during each period.

Post-Employment Benefits

The Group operates both defined benefit and defined contribution plans. The net deficit or surplus for each defined benefit pension plan is calculated based on the present value of the defined benefit obligation at the balance sheet date less the fair value of the plan assets. The calculation is performed by a qualified external actuary using the projected unit credit method. The discount rate is the yield at the balance sheet date on AA credit rated bonds or local equivalents that have maturity dates approximating the terms of the pension plans' obligations.

Actuarial gains and losses that arise in calculating the defined benefit pension plans' obligations are recognized in the period in which they arise directly in the Group's comprehensive income (loss).

The operating and financing costs of defined benefit pension plans are recognized in the Statements of Income (Loss); current service costs are spread systematically over the expected average remaining service lives of employees and financing costs are recognized in the periods within which they arise. To the extent that the benefits vest immediately, the expense is recognized immediately.

Defined contribution plan expenses are recognized in the period to which they relate. We contribute to these plans based on employee contributions, salary levels and length of service. The assets of these plans are held separately from the Group in independently administered funds.

Income Taxes

Deferred income taxes are provided using the balance sheet liability method. Deferred income tax assets are recognized to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilised. Deferred income taxes are measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Current income taxes are the taxes payable on the taxable income for the year, applying current rates and any adjustments in respect of previous years.

Dividends

When applicable, dividend distributions are recognized in the period in which the dividends are declared because, under the DLC arrangement, the declaration of a dividend by the Boards of Directors of Carnival

Corporation & plc establishes a liability for Carnival plc. If declared, Carnival plc dividends are declared in U.S. dollars and holders of Carnival plc American Depositary Shares receive a dividend payable in U.S. dollars.

Transactions with Carnival Corporation

We present the cash flow items "Changes in amounts owed to the Carnival Corporation group, net" on a net basis as this presentation is most appropriate to reflect the nature of these underlying cash flows between Carnival Corporation and Carnival plc and their respective subsidiaries, being large amounts, with a high volume of transactions, and which are unsecured and repayable on demand (of a short-term nature).

Accounting Pronouncements

The International Accounting Standards Board ("IASB") issued amendments to the standards, IFRS 9 *Financial Instruments*, IAS 39 *Financial Instruments: Recognition and Measurement*, IFRS 7 *Financial Instruments: Disclosures*, IFRS 4 *Insurance Contracts* and IFRS 16 *Leases,* that address issues that might affect financial reporting when an existing interest rate benchmark is replaced with an alternative interest rate. The changes relate to the modification of financial assets, financial liabilities and lease liabilities, specific hedge accounting requirements, and disclosure requirements applying IFRS 7 *Financial Instruments: Disclosures* to accompany the amendments regarding modifications and hedge accounting.

The amendments require that, for financial instruments measured using amortised cost measurement (that is, financial instruments classified as amortised cost), changes to the basis for determining the contractual cash flows required by interest rate benchmark reform are reflected by adjusting their effective interest rate. No immediate gain or loss is recognised. These expedients are only applicable to changes that are required by interest rate benchmark reform, which is the case if, and only if, the change is necessary as a direct consequence of interest rate benchmark reform and the new basis for determining the contractual cash flows is economically equivalent to the previous basis (that is, the basis immediately preceding the change).

Where some or all of a change in the basis for determining the contractual cash flows of a financial liability does not meet the above criteria, the above practical expedient is first applied to the changes required by interest rate benchmark reform, including updating the instrument's effective interest rate. Any additional changes are accounted for in the normal way (that is, assessed for modification or derecognition, with the resulting modification gain / loss recognised immediately in profit or loss where the instrument is not derecognised).

In December 2021, we amended our £350 million long-term debt agreement which referenced the British Pound sterling ("GBP") LIBOR to the Sterling Overnight Index Average ("SONIA") and applied the practical expedient. This amendment did not have a material impact on our consolidated financial statements. As of November 30, 2022, approximately $46 million of our outstanding indebtedness bears interest at floating rates referenced to U.S. dollar LIBOR and matures after the transition date and have not yet transitioned to SOFR or an alternative interest rate benchmark. We are currently evaluating our contract referenced to U.S. dollar LIBOR and working with our creditors on updating credit agreements as necessary to include language regarding the successor or alternate rate to LIBOR. We do not expect the adoption of this standard to have a material impact on our consolidated financial statements during the LIBOR transition period.

The IASB has issued amendments to the standard, IAS 1, *Presentation of Financial Statements — Classification of Liabilities as Current or Non-current*, providing a more general approach to the classification of liabilities based on the contractual agreements in place at the reporting date. These amendments are required to be adopted by us for the financial year commencing on January 1, 2024 and must be applied retrospectively. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

NOTE 3 — Segment Information

As previously discussed, within the DLC arrangement, the most appropriate presentation of Carnival plc's results and financial position is by reference to the DLC Financial Statements, which are included in the Carnival plc Annual Report, but do not form part of these Carnival plc financial statements. The operating segments are reported on the same basis as the internally reported information that is provided to the chief operating decision maker ("CODM"), who is the President, Chief Executive Officer and Chief Climate Officer of Carnival Corporation and Carnival plc. The CODM assesses performance and makes decisions to allocate resources for Carnival Corporation & plc based upon review of the results across all of the segments. Carnival Corporation & plc has four reportable segments comprised of (1) North America and Australia cruise operations ("NAA"), (2) Europe and Asia cruise operations ("EA"), (3) Cruise Support and (4) Tour and Other.

The operating segments within each of the NAA and EA reportable segments have been aggregated based on the similarity of their economic and other characteristics, including geographic guest sourcing. The Cruise Support segment includes Carnival Corporation & plc's portfolio of leading port destinations and other services, all of which are operated for the benefit of its cruise brands. The Tour and Other segment represents the hotel and transportation operations of Holland America Princess Alaska Tours and other operations.

Selected information for the Carnival Corporation & plc segments and the reconciliation to the corresponding Carnival plc amounts as of and for the years ended November 30 was as follows:

(in millions)	**Revenues**	**Operating costs and expenses**	**Selling and administrative**	**Depreciation and amortisation**	**Operating income (loss)**	**Capital expenditures**	**Total assets**
2022							
NAA	$ 8,281	$ 7,526	$ 1,517	$ 1,408	$ (2,170)	$ 2,568	$ 27,413
EA	3,531	3,925	745	692	(1,830)	2,213	15,317
Cruise Support	171	120	225	140	(315)	155	8,461
Tour and Other	185	187	27	36	(64)	4	512
Carnival Corporation & plc – U.S. GAAP	12,168	11,757	2,515	2,275	(4,379)	4,940	51,703
Carnival Corporation – U.S. GAAP (a)	(8,228)	(7,249)	(1,646)	(1,492)	2,159	(2,648)	(34,717)
Carnival plc Group – U.S. GAAP vs IFRS differences (b)	—	699	(12)	(2)	(686)	—	(1,454)
Carnival plc – IFRS	$ 3,941	$ 5,208	$ 857	$ 781	$ (2,905)	$ 2,293	$ 15,532
2021							
NAA	$ 1,108	$ 2,730	$ 953	$ 1,352	$ (3,928)	$ 2,397	$ 25,606
EA	712	1,807	568	728	(2,617) (b)	515	16,088
Cruise Support	42	55	335	129	(477)	660	11,014
Tour and Other	46	63	27	23	(67)	35	637
Carnival Corporation & plc – U.S. GAAP	1,908	4,655	1,885	2,233	(7,089)	3,607	53,344
Carnival Corporation – U.S. GAAP (a)	(1,148)	(2,566)	(1,213)	(1,435)	4,067	(1,919)	(35,656)
Carnival plc Group – U.S. GAAP vs IFRS differences (b)	—	154	(13)	(3)	(192)	—	(837)
Carnival plc – IFRS	$ 760	$ 2,242	$ 658	$ 795	$ (3,215)	$ 1,687	$ 16,851

(a) Carnival Corporation consists primarily of cruise brands that do not form part of the Group; however, these brands are included in Carnival Corporation & plc and thus represent substantially all of the reconciling items.

(b) The U.S. GAAP vs IFRS accounting differences primarily relate to differences in the carrying value of ships, lease accounting, pension accounting and differences in depreciation expense due to differences in the carrying value of ships.

Revenues by geographic areas, which are based on where our guests are sourced, were as follows:

(in millions)	Years Ended November 30, 2022	2021
Europe	$ 3,357	$ 710
North America	311	27
Australia and Asia	232	17
Others	41	6
	$ 3,941	$ 760

Substantially all of our long-lived assets consist of our ships and move between geographic areas. Segment information relating to liabilities is not reported to or used by the CODM in order to assess performance and allocate resources to a segment.

NOTE 4 — Other Income and Expense

(in millions)	Years Ended November 30, 2022	2021
Foreign exchange remeasurements, net	$ 311	$ 67
Impairment in associates and other	(30)	(20)
Other income (expense), net	$ 280	$ 47

In addition, fees payable to the Group's auditor for the audit of the financial statements in 2022 were $2 million (2021: $2 million). Non-audit service fees paid to our auditors in 2022 were $0.1 million (2021: $0.3 million), relating to audit-related assurance services.

NOTE 5 — Taxation

(in millions)	Years Ended November 30, 2022	2021
Current taxes	$ (20)	$ (36)
Deferred taxes	5	24
Income tax benefit (expense), net	$ (15)	$ (13)

Total income tax benefit (expense) is reconciled to income taxes calculated at the UK standard tax rate as follows:

(in millions)	Years Ended November 30, 2022	2021
Income (loss) before income taxes	$ (2,797)	$ (3,393)
Notional tax benefit (expense) at UK standard tax rate (19% in 2022 and 2021)	532	645
Effect of Italian and UK tonnage tax and other taxes at different rates	(547)	(657)
	$ (15)	$ (13)

A summary of our principal taxes and exemptions in the jurisdictions where our significant operations are located is as follows:

UK and Australian Income Tax

Cunard, P&O Cruises (UK) and P&O Cruises (Australia) are divisions of Carnival plc and have elected to enter UK tonnage tax under a rolling ten-year term and, accordingly, reapply every year. Companies to which the tonnage tax regime applies pay corporation taxes on profits calculated by reference to the net tonnage of qualifying ships. UK corporation tax is not chargeable under the normal UK tax rules on these brands' relevant shipping income. Relevant shipping income includes income from the operation of qualifying ships and from shipping related activities.

For a company to be eligible for the regime, it must be subject to UK corporation tax and, among other matters, operate qualifying ships that are strategically and commercially managed in the UK. Companies within UK tonnage tax are also subject to a seafarer training requirement.

Our UK non-shipping activities that do not qualify under the UK tonnage tax regime remain subject to normal UK corporation tax.

P&O Cruises (Australia) and all of the other cruise ships operated internationally by Carnival plc for the cruise segment of the Australian vacation region are exempt from Australian corporation tax by virtue of the UK/Australian income tax treaty.

Italian and German Income Tax

In 2015, Costa and AIDA re-elected to enter the Italian tonnage tax regime through 2024 and can reapply for an additional ten-year period beginning in early 2025. Companies to which the tonnage tax regime applies pay corporation taxes on shipping profits calculated by reference to the net tonnage of qualifying ships.

Most of Costa's and AIDA's earnings that are not eligible for taxation under the Italian tonnage tax regime will be taxed at an effective tax rate of 4.8% in 2022 and 2021.

Substantially all of AIDA's earnings are exempt from German income taxes by virtue of the Germany/Italy income tax treaty.

U.S. Income Tax

Our domestic U.S. operations, principally the hotel and transportation business of Holland America Princess Alaska Tours, are subject to federal and state income taxation in the U.S.

We believe that the U.S. source transportation income earned by Carnival plc and its subsidiaries currently qualifies for exemption from U.S. federal income tax under applicable bilateral U.S. income tax treaties.

Other

We recognize income tax provisions for uncertain tax positions, based solely on their technical merits, and the most likely outcome to be sustained upon examination by the relevant tax authority. Based on all known facts and circumstances and current tax law, we believe that the total amount of our uncertain income tax position liabilities and related accrued interest are not material to our financial position. All interest expense related to income tax liabilities is included in income tax expense.

In addition to or in place of income taxes, virtually all jurisdictions where our ships call impose taxes, fees and other charges based on guest counts, ship tonnage, passenger capacity or some other measure, and these taxes, fees and other charges are included in commissions, transportation and other costs and other operating expenses.

NOTE 6 — Earnings (Loss) Per Share

	Years Ended November 30,	
(in millions, except per share data)	**2022**	**2021**
Net income (loss) for basic and diluted earnings (loss) per share	$ (2,813)	$ (3,406)
Weighted-average shares outstanding	186	184
Diluted weighted-average shares outstanding	186	184
Basic earnings (loss) per share	$ (15.14)	$ (18.49)
Diluted earnings (loss) per share	$ (15.14)	$ (18.49)

Antidilutive shares excluded from our 2022 and 2021 diluted earnings (loss) per share computations were immaterial.

NOTE 7 — Cash and Cash Equivalents

(in millions)	November 30, 2022	November 30, 2021
Cash	$ 190	$ 343
Cash equivalents (money market funds and time deposits) (a)	61	92
	$ 251	$ 434

(a) Money market funds are carried at their fair value, which approximates its carrying value.

Substantially all material cash balances are held with financial institutions that are investment grade rated.

NOTE 8 — Trade and Other Receivables

(in millions)	November 30, 2022	November 30, 2021
Trade	$ 163	$ 89
VAT, income taxes and other	39	51
	$ 202	$ 140

The ageing of trade receivables was as follows:

(in millions)	November 30, 2022	November 30, 2021
Current	$ 118	$ 59
1 to 30 days	24	20
31 days and thereafter	42	35
	184	114
Allowance for expected credit losses	(21)	(26)
	$ 163	$ 89

NOTE 9 — Inventories

(in millions)	November 30, 2022	November 30, 2021
Food, beverages and hotel supplies, net	$ 93	$ 77
Fuel	76	48
Other	24	21
	$ 193	$ 146

NOTE 10 — Property and Equipment

(in millions)	Ships and ship improvements	Other property and equipment	Total
Cost			
At November 30, 2020	$ 19,813	$ 1,676	$ 21,489
Exchange movements	(829)	(40)	(869)
Additions	1,672	55	1,727
Disposals	(268)	(51)	(319)
At November 30, 2021	20,388	1,640	22,028
Exchange movements	(2,021)	(72)	(2,093)
Additions	2,225	53	2,278
Disposals	(734)	(72)	(806)
At November 30, 2022	$ 19,858	$ 1,549	$ 21,407
Accumulated depreciation			
At November 30, 2020	$ (5,343)	$ (921)	$ (6,264)
Exchange movements	229	23	252
Depreciation	(650)	(97)	(747)
Disposals	242	49	291
Impairments	(607)	—	(607)
At November 30, 2021	(6,129)	(946)	(7,075)
Exchange movements	529	43	572
Depreciation	(640)	(101)	(741)
Disposals	398	69	467
Impairments	(1,149)	(12)	(1,161)
At November 30, 2022	$ (6,991)	$ (947)	$ (7,938)
Net book value			
At November 30, 2021	$ 14,259	$ 694	$ 14,953
At November 30, 2022	$ 12,867	$ 602	$ 13,469

At November 30, 2022, the cost of assets under construction, which are included in the above table, totalled $0.6 billion ($1.1 billion at November 30, 2021).

At November 30, 2022, the net book value of assets is shown after deducting government construction grants of an immaterial amount ($50 million at November 30, 2021).

Capitalised interest amounted to $18 million in 2022 ($43 million in 2021). The interest capitalisation rate is based on the weighted-average interest rates applicable to borrowings within the DLC during each period. During 2022, the average capitalisation rate was 4.7% (2021 5.8%).

The continued effects of the pandemic on our business and certain Asia markets, which remain closed to cruising (particularly China), and our updated expectations for the removal of two ships from our fleet resulted in an impairment trigger relating to these two ships. We determined that these two ships each had a net carrying value which exceeded its respective recoverable value based on estimated sales prices and recognized ship impairment charges of $0.2 billion during 2022.

In addition, as a result of the continued effects of the pandemic, inflation, higher fuel prices and higher interest rates on our business, we performed an impairment assessment for our remaining EA segment ships at the CGU (or cruise brand) level. We determined that for one of the four CGUs assessed, the carrying value exceeded its recoverable value and we recognized additional ship impairment charges of $0.9 billion in the current year. The 2022 impairment charge was related to the Costa Cruises ("Costa") CGU.

In total, we recognized $1.1 billion of ship impairment charges during 2022 compared to $0.6 billion of charges during 2021.

Significant Estimate — Determination of the recoverable value of one of our CGUs

We have identified the determination of the recoverable value of one of our CGUs as a significant estimate in 2022. The determination of the fair value of our CGUs includes numerous estimates and underlying assumptions that are subject to various risks and uncertainties. We believe we have made reasonable estimates and judgements as part of our assessments. The assumptions resulting in key sources of estimation uncertainty, all of which are considered Level 3 inputs, used in our discounted cash flow analyses consisted of:

- Short-term continued improvement in net cruise revenue (cruise revenues net of our most variable costs) per ALBD to pre-pause levels adjusted for deployment changes and inflation
- Weighted-average cost of capital of market participants, adjusted for the risk attributable to the geographic regions in which the cruise brand operates ("WACC"). For the one CGU with a recognized impairment, WACC was 14.1% in the most recent analyses from 9.4% in 2021. Had the 2021 WACC been applied to the 2022 expected cash flows, no impairment would have been indicated. Both the discounted cash flows and the WACC used in our assessments are adjusted for the impact of inflation.
- Long-term marginal growth in net cruise revenue (cruise revenues net of our most variable costs) per ALBD beyond inflationary changes based on long-term historical averages

Other assumptions in our cash flow analyses consisted of:

- Fuel price
- Climate change related regulatory costs within a range of current market expectations (starting at $70 per metric ton of carbon emissions in 2025 and increasing over time)
- Capital expenditures for our ships, including in relation to anticipated newbuilds and ongoing costs required for us to comply with, or exceed, all relevant legal and statutory requirements related to HESS and sustainability
- Newbuilds on order

We performed quantitative sensitivity analyses as of November 30, 2022 to determine the effect of changes in the key sources of estimation uncertainty. For one of the four CGUs assessed, the sensitivities performed resulted in further impairment. For the other CGUs, the sensitivities performed resulted in no change to our conclusion that no impairment was indicated. The following table summarizes the sensitivity analysis performed on the CGU which was most sensitive and its impact on impairment:

Key assumptions	**Short-term continued improvement in net cruise revenue per ALBD to pre-pause levels adjusted for deployment changes and inflation**	**WACC**	**Long-term marginal growth in net cruise revenue per ALBD beyond inflationary changes based on long-term historical averages**
	Revenue per ALBD 10% lower in 2023 and 2024	*1% increase*	*Revenue growth per ALBD limited to inflation*
Impact	Additional impairment of $191 million	Additional impairment of $215 million	Additional impairment of $523 million

In 2021, we performed impairment reviews on certain ships in our fleet, selected utilizing our judgement through a risk-based approach taking into consideration the remaining life (less than 15 years) of each ship or an expectation of probable disposal significantly ahead of the end of its useful life. If the net carrying value of the ship exceeded its estimated recoverable amount, we recognized an impairment charge. The estimated recoverable amount reflects the higher of the ship's fair value less cost to sell and its value in use. In the majority of cases, this resulted in an impairment based on the ships estimated selling value, less cost of disposal. In total, we recognized ship impairment charges of $0.6 billion during 2021.

Refer to Note 2 — "Significant Accounting Policies, Significant Accounting Estimates, Assumptions and Judgements" for additional discussion.

Significant Estimate — Determination of ship useful lives and residual values

We have estimated our ships' useful lives at 30 years and residual values at 15% of our original ship cost. Our ship useful life and residual value estimates take into consideration the estimated weighted-average useful lives of the ships' major component systems, such as hull, superstructure, main electric, engines and cabins. We also take into consideration the impact of technological changes, historical useful lives of similarly-built ships, long-term cruise and vacation market conditions and regulatory changes, including those related to the environment and climate change. We determine the residual value of our ships based on our long-term estimates of their resale value at the end of their useful life to us but before the end of their physical and economic lives to others, historical resale values of our and other cruise ships as well as our expectations of the long-term viability of the secondary cruise ship market. We review estimated useful lives and residual values for reasonableness at period end or whenever events or circumstances significantly change. Since the pause of our guest cruise operations, we have disposed of ships for amounts significantly below their book value. Management has estimated that this trend will normalize in the coming years.

The IMO is currently considering various proposals which build on existing regulations and aim to further reduce GHG emissions within the global shipping industry. In addition, the EU has proposed several regulations that will likely impact the cost of fossil fuels, including the recently agreed inclusion of maritime shipping in the EU's Emission Trading System which is in the process of being adopted. We have established Climate Action Goals, which include a carbon intensity reduction goal of 20% by 2030 from the 2019 baseline and aspire to achieve net carbon-neutral ship operations by 2050. Given a 30-year estimated useful life for our ships, our most recently delivered vessels' lives will extend beyond this 2050 date. Fossil fuels are currently the only viable option for our industry and it is not clear when alternative fuels or other technologies will be commercially viable. While alternative fuels may provide a path to decarbonization for the maritime industry, there are significant supply challenges that must be resolved before viability is reached. We are closely monitoring technology developments and partnering with key organizations on research and development to support our sustainability goals and aspirations. Our fleet's engines are capable of being modified for use with certain alternative fuels and we have begun to test the use of marine biofuel blends on certain ships in our fleet. In addition, and in support of our Climate Action Goals, we invest in technologies, including the use of LNG powered cruise ships, the installation of Advanced Air Quality Systems on board our ships to aid in the reduction of sulfur emissions, the use of shore power, enabling ships to use shoreside electric power where available while in port and various other efficiency related upgrades intended to reduce our emissions. It is uncertain how proposed and possible regulatory changes related to the environment and climate change and our 2050 aspirations, may impact our ships' useful lives and residual values and the impact is dependent on future regulatory actions and technological advances. As of November 30, 2022, the Directors concluded that there were no changes in our ship useful lives and residual value estimates.

The Directors considered, if materially different conditions existed, or if there was a material change in the assumption of ship useful lives, then depreciation expense, loss on retirement of ship components and net book value of ships would be materially different.

Our 2022 ship depreciation expense would have increased by approximately:

- $19 million assuming management reduced its estimated 30-year ship useful life estimate by one year at the time it took delivery or acquired each of its ships
- $96 million assuming management had estimated its ships to have no residual value

Ship Sales

During 2022, we entered into an agreement to sell one EA segment ship and completed the sale of one EA segment ship, which collectively represents a passenger-capacity reduction of 4,110 berths. In December 2022, we entered into an agreement to sell one EA segment ship, which represents a passenger-capacity reduction of 1,270 berths.

NOTE 11 — Leases

The balance sheet shows the following amounts:

(in millions)	November 30, 2022	November 30, 2021
Right-of-use assets		
Port facilities	$ 155	$ 185
Real estate	111	132
Other	16	16
	$ 283	$ 333
Lease liabilities		
Current	$ 33	$ 35
Non-current	256	298
	$ 289	$ 333

The Statements of Income (Loss) includes the following amounts:

(in millions)	Year Ended November 30, 2022	Year Ended November 30, 2021
Depreciation charge for right-of-use assets		
Port facilities	$ 21	$ 23
Real estate	15	17
Other	2	2
	$ 38	$ 42
Interest expense	$ 14	$ 14

Variable and short-term costs related to leases were not material to our consolidated financial statements. The cash outflow for leases was materially consistent with lease expense recognized during 2022 and 2021. Refer to Note 25 — "Supplemental Cash Flow Information" for more details.

During 2022 and 2021, we obtained $21 million and $61 million of right-of-use assets in exchange for new lease liabilities.

Refer to Note 24 "Fair Value Measurements, Derivative Instruments and Hedging Activities and Financial Risk" for Maturities of Lease Liabilities.

NOTE 12 — Goodwill

The changes in the carrying amounts of our goodwill were as follows:

(in millions)	
At November 30, 2020	$ 284
Impairment charges	(280)
Exchange movements	(5)
At November 30, 2021	$ —

As a result of the continued resumption of guest cruise operations and its effect on our expected future operating cash flows, we performed interim discounted cash flow analyses for all cash-generating units with goodwill as of May 31, 2021 and determined there was no impairment. As of July 31, 2021, we performed our annual goodwill and impairment reviews and determined there was no impairment.

As of November 30, 2021, as a result of the continued resumption of guest cruise operations, ongoing impacts of COVID-19 and its effect on our expected future operating cash flows and the heightened risk of future regulatory costs associated with climate change, we performed impairment analyses using discounted cash flows for two of our EA segment CGUs and accordingly we have determined their estimated fair values no longer exceeded their carrying values. As a result, we recognized goodwill impairment charges of $280 million and accordingly have no remaining goodwill for our EA segment CGUs as of November 30, 2021.

For the impairment reviews, the estimated recoverable amounts were based on the higher of the cruise brands' fair value less cost of disposal and its value in use. Recoverable amounts for our brands that carried goodwill were determined using a discounted future cash flow analysis, after which a terminal growth rate was applied.

NOTE 13 — Investments in Associates

We have a minority interest in the White Pass & Yukon Route ("White Pass") that includes port, railroad and retail operations in Skagway, Alaska. White Pass provided an immaterial amount of services to Carnival Corporation & plc in 2022 and 2021. As a result of the effects of the pause and subsequent resumption of our guest cruise operations on the 2022 and 2021 Alaska seasons, we evaluated whether our investment in White Pass was other than temporarily impaired and performed impairment assessments. As a result of our assessments, we recognized impairment charges for 2022 and 2021 of $30 million and $17 million in other income (expense), net. As of November 30, 2022, our investment in White Pass was $50 million, consisting of $18 million in equity and a loan of $32 million. As of November 30, 2021, our investment in White Pass was $76 million, consisting of $49 million in equity and a loan of $27 million.

We have a minority interest in CSSC Carnival Cruise Shipping Limited ("CSSC-Carnival"), a China-based cruise company which will operate its own fleet designed to serve the Chinese market. We provided an immaterial amount of services to CSSC-Carnival during both 2022 and 2021 and we paid CSSC-Carnival a total of $55 million for the lease of ships during 2021. As of November 30, 2022 and 2021, our investment in CSSC-Carnival was $70 million and $119 million. During 2022 we did not make any capital contributions to CSSC-Carnival. During 2021 we made capital contributions to CSSC-Carnival in the amount of $90 million.

In addition, the Group holds other immaterial investments in associates for a total carrying value of $24 million and $25 million as of November 30, 2022 and November 30, 2021 for total investment in associates balance of $144 million and $220 million as of November 30, 2022 and November 30, 2021.

NOTE 14 — Other Assets

	November 30,	
(in millions)	**2022**	**2021**
Credit card reserves	$ 296	$ 110
Long-term deposit	229	99
VAT receivables	98	84
Debt issuance costs	38	71
Pension assets	19	56
Other long-term assets and other receivables	95	97
	$ 775	$ 517

We have agreements with a number of credit card processors that transact customer deposits related to our cruise vacations. Certain of these agreements allow the credit card processors to request, under certain circumstances, that we provide a reserve fund in cash. Although the agreements vary, these requirements may generally be satisfied either through a withheld percentage of customer payments or providing cash funds directly to the credit card processor. As of November 30, 2022 and 2021, we had $296 million and $110 million, respectively, in reserve funds related to our customer deposits provided to satisfy these requirements which are included within other assets. We continue to expect to provide reserve funds under these agreements.

Debt issuance costs included in the table above are for undrawn facilities.

The Group had gross deferred tax assets of $141 million at November 30, 2022 ($132 million at November 30, 2021), which were not recognized.

NOTE 15 — Debt and Interest Expense

(in millions)	Maturity	Rate (a) (b)	November 30, 2022	November 30, 2021
Secured Debt				
Loans				
EUR fixed rate	Nov 2022	5.5 – 6.2%	$ —	$ 98
EUR floating rate	Nov 2022	EURIBOR + 2.7%	—	57
Total Secured Debt			—	155
Unsecured Debt				
Notes				
EUR Notes	Oct 2029	1.0%	620	679
Loans				
Floating rate	Feb 2023	LIBOR + 4.5%	290	290
GBP floating rate	Feb 2025	SONIA + 0.9% (c)	419	467
EUR floating rate	Dec 2022 – Mar 2026	EURIBOR + 1.8 – 2.4%	827	1,132
Export Credit Facilities				
Floating rate	Dec 2026	LIBOR + 1.5%	46	26
Fixed rate	Dec 2032	2.7%	569	623
EUR fixed rate	Feb 2031 – Jan 2034	1.1 – 1.6%	2,592	1,551
EUR floating rate	May 2024 – Nov 2034	EURIBOR + 0.2 – 1.6%	2,622	1,200
Total Unsecured Debt			7,985	5,967
Total Debt			7,985	6,122
Less: unamortized debt issuance costs			(310)	(198)
Plus: debt modification loss			15	45
Total Debt, net of unamortized debt issuance costs and debt modification loss			7,690	5,969
Less: current portion of long-term debt			(1,329)	(486)
Long-Term Debt			$ 6,361	$ 5,484

(a) The reference rates for substantially all of our LIBOR and EURIBOR based variable debt have 0% floors.

(b) The above debt tables do not include the impact of our interest rate swaps. The interest rates on some of our debt, including Carnival Corporation & plc's Revolving Facility, fluctuate based on the applicable rating of senior unsecured long-term securities of Carnival Corporation or Carnival plc.

(c) As of November 30, 2022 the interest rate for the GBP unsecured loan was linked to SONIA and subject to a credit adjustment spread ranging from 0.03% to 0.28%. The referenced SONIA rate with the credit adjustment spread is subject to a 0% floor. As of November 30, 2021, the reference rate used was GBP LIBOR.

The scheduled maturities of our debt are as follows:

(in millions) Year	Principal Payments
2023	$ 1,322
2024	879
2025	1,085
2026	638
2027	521
Thereafter	3,540
Total	$ 7,985

Export Credit Facility Borrowings

During the year ended November 30, 2022, we borrowed $3.1 billion under export credit facilities due in semi-annual installments through 2034. As of November 30, 2022, the net book value of the vessels subject to negative pledges was $6.3 billion.

Revolving Credit Facilities

As of November 30, 2022 and November 30, 2021, Carnival Corporation & plc's short-term borrowings consisted of $0.2 billion and $2.8 billion and Carnival plc had no short-term borrowings under the Carnival Corporation & plc's $1.7 billion, €1.0 billion and £0.2 billion revolving credit facility (the "Revolving Facility"). Carnival Corporation & plc may continue to re-borrow or otherwise utilize available amounts under the Revolving Facility through August 2024, subject to satisfaction of the conditions in the facility. As of November 30, 2022 and November 30, 2021, Carnival Corporation and Carnival plc had $2.6 billion and $0.2 billion available for borrowing under the Revolving Facility. The Revolving Facility also includes an emissions linked margin adjustment whereby, after the initial applicable margin is set per the margin pricing grid, the margin may be adjusted based on performance in achieving certain agreed annual carbon emissions goals. Carnival Corporation & plc is required to pay a commitment fee on any unutilized portion.

Debt Holidays

In 2021, we amended all of our export credit facilities to defer approximately $0.3 billion of principal payments that would otherwise have been due over a period commencing April 1, 2021 until May 31, 2022, with repayments to be made over the following five years. The cumulative deferred principal amount of the debt holiday amendments, inclusive of the amendments entered into in 2020, was approximately $0.3 billion as of November 30, 2022. In addition, these amendments aligned the financial covenants of all our export credit facilities with our other facilities.

Collateral Pool

The secured debt of Carnival Corporation & plc is secured on either a first or second-priority basis, depending on the instrument, by certain collateral of Carnival Corporation & plc, which includes vessels and certain assets related to those vessels and material intellectual property. The net book value of Carnival plc's vessels and certain assets related to those vessels which form part of the Carnival Corporation & plc collateral pool is $7.4 billion as of November 30, 2022.

Covenant Compliance

As of November 30, 2022, Carnival Corporation & plc's Revolving Facility, unsecured loans and export credit facilities contain certain covenants listed below.

- Maintain minimum interest coverage (adjusted EBITDA to consolidated net interest charges, as defined in the agreements) (the "Interest Coverage Covenant") at the end of each fiscal quarter from August 31, 2023, at a ratio of not less than 2.0 to 1.0 for the August 31, 2023 testing date, 2.5 to 1.0 for the November 30, 2023 testing date, and 3.0 to 1.0 for the February 29, 2024 testing date onwards, or through their respective maturity dates.
- Maintain minimum issued capital and consolidated reserves (as defined in the agreements) of $5.0 billion
- Limit its debt to capital (as defined in the agreements) percentage from the November 30, 2021 testing date until the May 31, 2023 testing date, to a percentage not to exceed 75%, following which it will be tested at levels which decline ratably to 65% from the May 31, 2024 testing date onwards
- Maintain minimum liquidity of $1.5 billion through November 30, 2026
- Adhere to certain restrictive covenants through November 30, 2024
- Limit the amounts of our secured assets as well as secured and other indebtedness

During 2022, Carnival Corporation & plc entered into letter agreements to waive compliance with the Interest Coverage Covenant under its Revolving Facility and $11.8 billion of $12.1 billion of its unsecured loans and export credit facilities which contain this covenant through the February 29, 2024 testing date.

Subsequent to November 30, 2022, Carnival Corporation & plc entered into further letter agreements to waive compliance with the Interest Coverage Covenant under the remaining $0.3 billion of its unsecured loans and export credit facilities which contain the covenant through the February 29, 2024 testing date and its Revolving Facility through the May 31, 2024 testing date. Carnival Corporation & plc will be required to comply beginning with the next testing date of May 31, 2024 or August 31, 2024, as applicable.

At November 30, 2022, Carnival Corporation & plc was in compliance with the applicable covenants under its debt agreements. Generally, if an event of default under any debt agreement occurs, then, pursuant to cross-default and/or cross-acceleration clauses therein, substantially all of its outstanding debt and derivative contract payables could become due, and our debt and derivative contracts could be terminated. Any financial covenant amendment may lead to increased costs, increased interest rates, additional restrictive covenants and other available lender protections that would be applicable.

Carnival Corporation or Carnival plc and certain of our subsidiaries have guaranteed substantially all of our indebtedness.

Modifications

During the years-ended November 30, 2022 and November 30, 2021, we recognized a gain on modification of debt of $23 million and $9 million as part of interest expense, net of capitalised interest in the accompanying Group Statements of Income (Loss). Our interest expense, net of capitalised interest is primarily related to our debt balance.

NOTE 16 — Accrued Liabilities and Other

	November 30,	
(in millions)	**2022**	**2021**
Compensation and benefits	$ 192	$ 196
Taxes	44	36
Interest	32	25
Port fees	50	23
Other	208	208
	$ 526	$ 487

NOTE 17 — Other Long-Term Liabilities

	November 30,	
(in millions)	**2022**	**2021**
Customer deposits	$ 79	$ 98
Income tax uncertainty reserve	59	50
Deferred income taxes	13	17
Post-employment benefits	21	32
Other long-term liabilities	29	13
	$ 200	$ 210

Deferred income taxes are principally related to differences between (1) the book and tax methods of calculating depreciation expense in our Holland America Princess Alaska Tours business and other North America operations, (2) the timing of recognizing our Cozumel, Mexico port hurricane insurance settlement, and (3) the ship depreciation and profit reserve of Costa Crociere S.p.A. and its subsidiaries.

NOTE 18 — Share Capital and Reserves

(in millions)	Number of Shares	Share Capital
At November 30, 2020	217.4	$ 361
Ordinary shares issued and fully paid	—	—
At November 30, 2021	217.4	361
Ordinary shares issued and fully paid	—	—
At November 30, 2022	217.4	$ 361

There were 31.2 million shares held as treasury stock at November 30, 2022 (32.4 million shares were held as treasury stock at November 30, 2021).

At November 30, 2022 there were 13.3 million ordinary shares at $1.66 each of Carnival plc (3.2 million at November 30, 2021) authorized for future issuance under its employee benefit plans.

The Group merger reserve arose from the difference between the book value and the fair value of certain businesses sold to Carnival Corporation during 2004 as part of a DLC corporate restructuring, which was accounted for as a group reconstruction.

NOTE 19 — Post-Employment Benefits

Employee Benefit Plans

The Group is a contributing employer to three defined benefit pension plans: the P&O Princess Cruises (UK) Pension Scheme ("Company's UK Plan"), the multiemployer Merchant Navy Officers Pension Fund ("MNOPF") and the multiemployer Merchant Navy Ratings Pension Fund ("MNRPF"). The defined benefit plans are formally valued triennially by external qualified actuaries as required by the applicable UK regulations.

The Company's UK Plan's assets are managed on behalf of the trustee by independent fund managers. The Company's UK Plan is closed to new membership and to future benefit accrual and is undergoing its triennial valuation. Based on the most recent valuation of the Company's UK Plan at March 31, 2022, it was determined that this plan was 97% funded which triggered a funding obligation under UK regulations, and resulted in the creation of an escrow account for risk mitigation. The valuation of the Company's UK Plan at March 31, 2022 is currently in process and accordingly, the results are not available at this stage.

The MNOPF is a funded defined benefit multiemployer plan in which British officers employed by companies within the Group have participated and continue to participate. The MNOPF is divided into two sections, the "Old Section" and the "New Section", each of which covers a different group of participants. Both the Old Section and New Section are closed to new membership and to future benefit accrual.

The Old Section covers predecessor employers' officers employed prior to 1978 and is fully funded. In December 2012, the fund's trustee completed a buy-in of the Old Section liabilities with a third-party insurer, whereby the insurer will pay the officers' pension liabilities as they become due. Therefore, we have no further obligation to fund this Section.

The New Section is accounted for as a defined benefit plan. Based on the most recent valuation of the New Section at March 31, 2021, it was determined that this plan was 102% funded.

The MNRPF is also a defined benefit multiemployer pension plan available to certain of P&O Cruises (UK)'s shipboard British personnel. This plan is closed to new membership and to future benefit accrual and based on the most recent valuation at March 31, 2020, it was determined that this plan was 93% funded and the deficits are to be recovered through funding contributions from participating employers. Following a review by the new trustee board at the end of 2021, additional liabilities have been identified due to benefit rectifications that may be required. In addition, a settlement agreement was reached in February 2022 for rectifications in relation to ill health early retirement benefits. The Group's share of the additional liabilities for these items has been estimated at $23 million for which the Group recognized at November 30, 2021.

The recorded long-term assets (liabilities) on the Balance Sheets for the Company's UK Plan, the Group's share of the MNOPF New Section and the MNRPF and other post-employment benefit liabilities were as follows:

	November 30,	
(in millions)	2022	2021
Employee benefit plans' assets (deficits)	$ 18	$ 47
Other post-employment benefits	(21)	(24)
	$ (3)	$ 24

The employee benefit plans' information provided below relates to the Company's UK Plan, the Group's share of the MNOPF New Section and the MNRPF.

The pension liabilities for accounting purposes were calculated by the Group's qualified external actuary. The principal assumptions used were as follows:

	Company's UK Plan (%)		MNOPF New Section (%)		MNRPF (%)	
	2022	2021	2022	2021	2022	2021
Discount rates	4.3	1.6	4.4	1.6	4.4	1.6
Expected rates of salary increases	2.9	2.7	n/a	n/a	n/a	n/a
Pension increases						
Deferment	2.9	2.7	2.9	2.7	2.9	2.7
Payment	2.8	2.6	3.1	3.1	3.1	3.1
Inflation	3.3	2.7 – 3.4	3.3	3.4	3.3	3.4

Assumptions regarding future mortality experience are set based on the Self-Administered Pension Schemes tables for the "base" mortality tables. The weighted-average life expectancy in years of a 65-year old pensioner on the balance sheet dates was as follows:

	November 30,	
	2022	2021
Male	21.4	21.2
Female	23.9	23.5

The weighted-average life expectancy in years of a 45-year old future pensioner retiring at age 65 was as follows:

	November 30,	
	2022	2021
Male	22.7	22.6
Female	25.4	25.1

The amounts recognized in the Balance Sheets for these plans were determined as follows:

	November 30,	
(in millions)	2022	2021
Present value of obligations	$ (379)	$ (623)
Fair value of plans' assets	412	684
Net assets (liabilities) before restriction on assets	33	61
Restriction on assets	(15)	(13)
Net assets (liabilities) recognized in Balance Sheets	$ 18	$ 47

The amounts recognized in the Statements of Income (Loss) for these plans were as follows:

	November 30,	
(in millions)	**2022**	**2021**
Service cost	$ —	$ 26
Interest cost on defined benefit obligation	9	10
Interest income on plans' assets	(10)	(10)
Net interest on defined benefit liability	(1)	—
Administrative expenses	4	4
Cost recognized in Statements of Income (Loss)	$ 3	$ 30

Our estimated contribution to be paid into the Company's UK Plan during 2023 is immaterial. We do not expect to make contributions into the MNOPF or MNRPF in 2023.

The weighted average duration of the defined benefit obligation of all employee benefit plans is 14 years. Estimated future benefit payments to be made during each of the next five fiscal years and in the aggregate during the succeeding five fiscal years for all employee benefit plans are as follows:

(in millions)	
2023	$ 21
2024	$ 21
2025	$ 21
2026	$ 22
2027	$ 22
2028 – 2032	$ 120

Analysis of the movements in the Balance Sheet assets (liabilities) for these plans was as follows:

	November 30,	
(in millions)	**2022**	**2021**
Net assets (liabilities) at December 1,	$ 47	$ 22
Expenses (see above)	(3)	(30)
Amounts recognized in the Group Statements of Comprehensive Income (Loss)	(22)	54
Employer contributions	2	1
Exchange movements	(5)	—
Net assets (liabilities) at November 30,	$ 18	$ 47

The cumulative actuarial losses recognized in the Group Statements of Changes in Shareholders' Equity at November 30, 2022 for these plans were $6 million ($16 million of gains at November 30, 2021).

Changes in the present value of defined benefit obligations for these plans were as follows:

(in millions)	November 30, 2022	2021
Present value of obligations at December 1,	$ (623)	$ (629)
Past Service Costs	—	(26)
Interest cost	(9)	(9)
Benefits paid	36	25
Administrative expenses	(4)	—
Gain (loss) due to experience	(15)	15
Gain (loss) due to changes in financial assumptions	173	(2)
Gain (loss) due to changes in demographic assumptions	(3)	5
Exchange movements	66	(2)
Present value of obligations at November 30,	$ (379)	$ (623)

The defined benefit plans expose the Group to actuarial risks, such as longevity risk, interest rate risk, inflation risk and market (investment) risk, including currency risk.

The sensitivity of the plans' liabilities to reasonable changes in certain key assumptions were as follows:

- 0.5% reduction in the discount rate results in an increase of $26 million
- 0.5% increase in inflation rate results in an increase of $14 million
- 1 year increase in life expectancy would result in an increase of $16 million

Changes in the fair value of these plans' assets were as follows:

(in millions)	November 30, 2022	2021
Fair value of plans' assets at December 1,	$ 684	$ 669
Interest income on plans' assets	10	10
Return (loss) on plans' assets greater than discount rate	(174)	32
Employer contributions	2	1
Benefits paid	(36)	(25)
Administrative expenses	—	(4)
Exchange movements	(74)	1
Fair value of plans' assets at November 30,	$ 412	$ 684

The actual gains (losses) on these plans' assets in 2022 were $164 million ($42 million in 2021).

These plans' assets were comprised as follows:

(in millions, except percentages)	November 30, 2022		2021	
Equities	$ 44	11%	$ 133	19%
Corporate bonds	44	11%	—	—%
Liability matching investments	324	79%	551	81%
	$ 412	100%	$ 684	100%
Restriction on assets (a)	(15)		(13)	
	$ 397		$ 671	

(a) These assets are restricted in line with the trustee agreements of the two multiemployer schemes.

Our net pension balance represents substantially all of our funded employee benefit plans.

Defined Contribution Plans

The Group has several defined contribution plans available to its employees. During 2022, the Group expensed $13 million ($11 million in 2021) for these plans.

NOTE 20 — Employees and Directors

The average number of our employees, which excludes shipboard employees who are on leave, was as follows:

	Years Ended November 30,	
	2022	2021
Shore employees	6,694	5,174
Shipboard employees	29,093	13,536
	35,787	18,710

The aggregate payroll and related expenses included in both cruise operating expenses and selling and administrative expenses were as follows:

	Years Ended November 30,	
(in millions)	2022	2021
Salaries, wages and benefits	$ 1,074	$ 713
Social security and payroll taxes	59	50
Post-Employment Benefits	20	49
Share-based compensation	17	29
	$ 1,170	$ 842

Carnival Corporation & Carnival plc operate as if they are a single economic enterprise with a single senior executive management team and identical Boards of Directors ("Key Management"). These individuals have the responsibility and authority for controlling, directing and planning Carnival Corporation and Carnival plc's activities. Except for some share-based compensation and some fees for UK-based services, the majority of Key Management's remuneration was borne by other companies within the DLC. Details of the Group's Directors' remuneration and share-based compensation are disclosed in the Carnival plc Directors' Remuneration Report and any relevant transactions are given in the "Related Person Transactions" section. Additional disclosures of related party transactions are discussed in Note 1 — "General, DLC Arrangement" and Note 21 — "Related Party Transactions." The aggregate compensation for our Key Management includes amounts paid by both Carnival Corporation and Carnival plc and was as follows:

	Years Ended November 30,	
(in millions)	2022	2021 restated*
Fees	$ 1	$ 1
Non-Equity Incentive Plan Compensation*	9	12
Salaries and benefits	7	5
Total short-term employment benefits	17	19
Share-based compensation	13	16
	$ 30	$ 35

* The 2021 aggregate compensation has been restated to include $12 million of non-equity incentive plan compensation, which was omitted in the 2021 presentation of this table. This amount was correctly included within payroll and related expenses in the 2021 Statements of Income (Loss).

Government Assistance

For the years ended November 30, 2022 and 2021, the Group received government assistance under schemes provided by various governments. The total amounts recognized by the Group during the years ended November 30, 2022 and 2021 from these schemes were immaterial and is offset in payroll and related expenses as well as selling and administrative expenses in the accompanying Statements of Income (Loss).

Equity Plans

We issue our share-based compensation awards, which at November 30, 2022 included time-based share awards (restricted stock awards and restricted stock units), performance-based share awards and market-based share awards (collectively "equity awards") under the Carnival plc stock plan. Equity awards are principally granted to management level employees and members of our Boards of Directors. The plan is administered by a committee of independent directors (the "Committee") that determines which employees are eligible to participate, the monetary value or number of shares for which equity awards are to be granted and the amounts that may be exercised or sold within a specified term. We had an aggregate of 4.3 million shares available for future grant at November 30, 2022. We fulfill our equity award obligations using shares purchased in the open market or with unissued or treasury shares. Our equity awards generally vest over a three-year period, subject to earlier vesting under certain conditions.

The Group granted 699,010 equity awards at a weighted-average price of £13.03 in 2022 (1,595,820 equity awards at a weighted-average price of £14.01 in 2021).

NOTE 21 — Related Party Transactions

Transactions with Carnival Corporation and its Subsidiaries

During 2022, Holland America Line and Princess Cruises purchased land tours from us totalling $83 million. During 2021, Holland America Line and Princess Cruises did not purchase land tours from us. In addition, during 2022 we sold pre- and post-cruise vacations, shore excursions and transportation services to the Carnival Corporation group. During 2021 we did not sell pre- and post-cruise vacations, shore excursions or transportation services to the Carnival Corporation group.

During 2022, the Group had ship charter agreements with Princess Cruises and Carnival Cruise Line for ships operating in Australia. The total charter expense in 2022 was $88 million which was included in other operating expenses. The Group did not have ship charter expense in 2021.

During 2022, the Group continued to provide a guarantee to the Merchant Navy Officers Pension Fund for certain employees who have transferred from Carnival plc to a subsidiary of Carnival Corporation.

Carnival Corporation and its subsidiary, Carnival Investments Limited owned 40.6 million or 18.7% at November 30, 2022 and 34.6 million or 15.9% at November 30, 2021 of Carnival plc's ordinary shares, which are non-voting.

Carnival Corporation & plc has a program that allows it to realize a net cash benefit when Carnival Corporation common stock is trading at a premium to the price of Carnival plc ordinary shares (the "Stock Swap Program"). Under the Stock Swap Program, Carnival Corporation & plc may elect to offer and sell shares of Carnival Corporation common stock at prevailing market prices in ordinary brokers' transactions and repurchase an equivalent number of Carnival plc ordinary shares in the UK market.

Within the DLC arrangement, there are instances where the Group provides services to Carnival Corporation and also where Carnival Corporation provide services to the Group. Additional disclosures of related party transactions are discussed in Note 1 — "General, DLC Arrangement".

During 2022, we completed the sale of one ship to Carnival Corporation, which represents a passenger-capacity reduction of 2,260 berths for $301 million. Subsequent to November 30, 2022, we sold two ships to Carnival Holdings (Bermuda) Limited, a subsidiary of Carnival Corporation, for $1.5 billion. These two ships will be chartered back to Carnival plc. We plan to sell two ships to Carnival Corporation, one in 2023 and another in 2024, in connection with Carnival Fun Italian Style™. As of the balance sheet date, we determined that the IFRS 5 *Non-current assets Held for Sale and Discontinued operations* criteria had not been met for these planned ship sales.

NOTE 22 — Commitments

(in millions)	November 30,						
November 30, 2022	**2023**	**2024**	**2025**	**2026**	**2027**	**Thereafter**	**Total**
Newbuild capital expenditures . . .	$ 932	$ 561	$ —	$ —	$ —	$ —	$ 1,493

(in millions)	November 30,						
November 30, 2021	**2022**	**2023**	**2024**	**2025**	**2026**	**Thereafter**	**Total**
Newbuild capital expenditures . . .	$ 1,947	$ 1,030	$ 583	$ —	$ —	$ —	$ 3,560

Carnival plc
Financial Statements

NOTE 23 — Contingencies

Provisions

The Group's contingencies include estimated liabilities for crew, guest and other third-party claims. The liabilities associated with crew illnesses and crew and guest injury claims, including all legal costs, are estimated based on the specific merits of the individual claims or actuarially estimated based on historical claims experience, loss development factors and other assumptions.

The changes in our contingencies were as follows:

(in millions)	
At November 30, 2021	$ 120
Additional provisions	18
Paid losses	(13)
Reversals	(13)
Changes in the discounted amount	1
At November 30, 2022	$ 113

	November 30,	
(in millions)	2022	2021
Provisions		
Current	$ 29	$ 25
Non-current	84	94
	$ 113	$ 120

COVID-19 Actions

As a result of the impact of COVID-19, litigation claims, enforcement actions, regulatory actions and investigations, including, but not limited to, those arising from personal injury and loss of life, have been and may, in the future, be asserted against us. We expect many of these claims and actions, or any settlement of these claims and actions, to be covered by insurance and historically the maximum amount of our liability, net of any insurance recoverables, has been limited to our self-insurance retention levels.

We have been named in a number of individual actions related to COVID-19. These actions include tort claims based on a variety of theories, including negligence and failure to warn. The plaintiffs in these actions allege a variety of injuries: some plaintiffs confined their claim to emotional distress, while others allege injuries arising from testing positive for COVID-19. A smaller number of actions include wrongful death claims. Substantially all of these individual actions have now been dismissed or settled for immaterial amounts.

As of November 30, 2022 nine purported class actions have been brought by former guests in several U.S. federal courts, the Federal Court in Australia, and in Italy. These actions include tort claims based on a variety of theories, including negligence, gross negligence and failure to warn, physical injuries and severe emotional distress associated with being exposed to and/or contracting COVID-19 onboard. As of November 30, 2022, seven of these class actions have either been settled individually for immaterial amounts or had their class allegations dismissed by the courts and only the Australian and Italian matters remain.

All COVID-19 matters seek monetary damages and most seek additional punitive damages in unspecified amounts.

We continue to take actions to defend against the above claims.

Regulatory or Governmental Inquiries and Investigations

Legal proceedings and government investigations are subject to inherent uncertainties, and unfavorable rulings or other events could occur. Unfavorable resolutions could involve substantial monetary damages. In addition, in matters for which conduct remedies are sought, unfavorable resolutions could include an injunction or other order prohibiting us from selling one or more products at all or in particular ways, precluding particular business practices or requiring other remedies. An unfavorable outcome might result in a material adverse impact on our business, results of operations, financial position or liquidity.

We have been, and may continue to be, impacted by breaches in data security and lapses in data privacy, which occur from time to time. These can vary in scope and intent from inadvertent events to malicious motivated attacks.

We detected ransomware attacks in December 2020 in which an unauthorized third party gained access to certain of our information security systems, deployed ransomware, and obtained personal information related to guests, employees and crew for some of our operations. We engaged a major cybersecurity firm to investigate the matter and notified relevant law enforcement and regulators of the incident. The investigation, communication and reporting phases are complete.

On June 24, 2022, we finalized a settlement with the New York Department of Financial Services ("NY DFS") in connection with previously disclosed cybersecurity events, pursuant to which we have paid an amount that did not have a material impact on our financial statements. All previously disclosed cyber incidents have now been resolved.

We have incurred legal and other costs in connection with cyber incidents that have impacted us. The penalties and settlements paid in connection with cyber incidents over the last three years were not material. While these incidents did not have a material adverse effect on our business, results of operations, financial position or liquidity, no assurances can be given about the future and we may be subject to future litigation, attacks or incidents that could have such a material adverse effect.

On March 14, 2022, the U.S. Department of Justice and the U.S. Environmental Protection Agency notified Carnival Corporation & plc of potential civil penalties and injunctive relief for alleged Clean Water Act violations by owned and operated vessels covered by the 2013 Vessel General Permit. Carnival Corporation & plc is working with these agencies to reach a resolution of this matter. We believe the ultimate outcome will not have a material impact on our financial statements.

On June 20, 2022, Princess Cruises notified the Australian Maritime Safety Authorization ("AMSA") and the flag state, Bermuda, regarding approximately six cubic meters of comminuted food waste (liquid biodigester effluent) inadvertently discharged by *Coral Princess* inside the Great Barrier Reef Marine Park. On June 23, 2022, the UK P&I Club N.V. provided a letter of undertaking for approximately $1.9 million (being the estimated maximum combined penalty). We believe the ultimate outcome will not have a material impact on our financial statements.

Other Contingent Obligations

Some of the debt contracts we enter into include indemnification provisions obligating us to make payments to the counterparty if certain events occur. These contingencies generally relate to changes in taxes or changes in laws which increase the lender's costs. There are no stated or notional amounts included in the indemnification clauses, and we are not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses.

Refer to Note 2 — "Significant Accounting Policies" for additional information on contingencies and insurance.

NOTE 24 — Fair Value Measurements, Derivative Instruments and Hedging Activities and Financial Risk

Fair Value Measurements

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and is measured using inputs in one of the following three categories:

- Level 1 measurements are based on unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access. Valuation of these items does not entail a significant amount of judgement.
- Level 2 measurements are based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active or market data other than quoted prices that are observable for the assets or liabilities.
- Level 3 measurements are based on unobservable data that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

Considerable judgement may be required in interpreting market data used to develop the estimates of fair value. Accordingly, certain estimates of fair value presented herein are not necessarily indicative of the amounts that could be realised in a current or future market exchange.

Under deeds of guarantee executed in connection with the DLC arrangement, as well as stand-alone guarantees executed since that time, each of Carnival Corporation and Carnival plc have effectively cross guaranteed all indebtedness and certain other monetary obligations of each other. The fair value of cross guarantees within the DLC arrangement were not significant at November 30, 2022 or 2021, and are not expected to result in any material loss.

Financial Instruments that are not Measured at Fair Value

	November 30, 2022		November 30, 2021	
(in millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
Liabilities				
Fixed rate debt (a)	$ 3,781	$ 2,020	$ 2,951	$ 2,271
Floating rate debt (a)	4,204	3,087	3,171	2,763
Total	$ 7,985	$ 5,107	$ 6,122	$ 5,034

(a) The debt amounts above do not include the impact of interest rate swaps or debt issuance costs. The fair values of our other debt were estimated based on current market interest rates being applied to this debt.

Financial Instruments that are Measured at Fair Value on a Recurring Basis

	November 30, 2022			November 30, 2021		
(in millions)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets						
Derivative financial instruments	$ —	$ 1	$ —	$ —	$ —	$ —
Total	$ —	$ 1	$ —	$ —	$ —	$ —
Liabilities						
Derivative financial instruments	$ —	$ —	$ —	$ —	$ 5	$ —
Total	$ —	$ —	$ —	$ —	$ 5	$ —

Derivative Instruments and Hedging Activities

		November 30,	
(in millions)	Balance Sheet Location	2022	2021
Derivative assets			
Derivatives designated as hedging instruments			
Interest rate swaps (a)	Prepaid expenses and other	$ 1	$ —
	Other assets	1	—
Total derivative assets		$ 1	$ —
Derivative liabilities			
Derivatives designated as hedging instruments			
Interest rate swaps (a)	Accrued liabilities and other	$ —	$ 3
	Other long-term liabilities	—	2
Total derivative liabilities		$ —	$ 5

(a) The Group has euro interest rate swaps designated as cash flow hedges whereby we receive floating interest rate payments in exchange for making fixed interest rate payments. These interest rate swap agreements effectively changed $89 million at November 30, 2022 ($147 million at November 30, 2021) of EURIBOR-based floating rate euro debt to fixed rate euro debt. At November 30, 2022, these interest rate swaps settle through 2025.

Our derivative contracts generally include rights of offset with our counterparties. We net certain of our derivative assets and liabilities within counterparties, when applicable.

(in millions)	November 30, 2022 Gross Amounts	Gross Amounts Offset in the Balance Sheet	Total Net Amounts Presented in the Balance Sheet	Gross Amounts not Offset in the Balance Sheet	Net Amounts
Assets	$ 1	$ —	$ 1	$ —	$ 1
Liabilities	$ —	$ —	$ —	$ —	$ —

(in millions)	November 30, 2021 Gross Amounts	Gross Amounts Offset in the Balance Sheet	Total Net Amounts Presented in the Balance Sheet	Gross Amounts not Offset in the Balance Sheet	Net Amounts
Assets	$ —	$ —	$ —	$ —	$ —
Liabilities	$ 5	$ —	$ 5	$ —	$ 5

The effect of our derivatives qualifying and designated as hedging instruments recognized in other comprehensive income (loss) and in net income (loss) was as follows:

(in millions)	Years Ended November 30, 2022	2021
Gains (losses) recognized in reserves:		
Interest rate swaps – cash flow hedges	$ 9	$ 4
Gains (losses) reclassified from reserves – cash flow hedges:		
Interest rate swaps – Interest expense, net of capitalised interest	$ (1)	$ (4)
Foreign currency zero cost collars – Depreciation and amortisation	$ 1	$ 1

There are no credit risk related contingent features in our derivative agreements. The amount of estimated cash flow hedges' unrealised gains and losses that are expected to be reclassified to earnings in the next twelve months is not material.

Financial Risks

Carnival Corporation & plc manages its financial risks on a consolidated basis. The Group's activities expose it to a variety of financial risks such as fuel price risks, foreign currency exchange rate risk, interest rate risk, credit risk and liquidity risk.

The annual financial statements do not include all financial risk management information and disclosures; as such, they should be read in conjunction with the DLC Financial Statements, which are included in the Carnival plc Annual Report, but do not form part of these Carnival plc financial statements.

Fuel Price Risks

We manage our exposure to fuel price risk by managing our consumption of fuel. Substantially all of our exposure to market risk for changes in fuel prices relates to the consumption of fuel on our ships. We manage fuel consumption through ship maintenance practices, modifying our itineraries and implementing innovative technologies.

Foreign Currency Exchange Rate Risks

Overall Strategy

We manage our exposure to fluctuations in foreign currency exchange rates through our normal operating and financing activities, including netting certain exposures to take advantage of any natural offsets and, when considered appropriate, through the use of derivative and non-derivative financial instruments. Our primary focus is to monitor our exposure to, and manage, the economic foreign currency exchange risks faced by our operations and realised if we exchange one currency for another. We consider hedging certain of our ship commitments and net investments in foreign operations. The financial impacts of our hedging instruments generally offset the changes in the underlying exposures being hedged.

Operational Currency Risks

Our operations primarily utilize the U.S. dollar, Euro, Sterling or the Australian dollar as their functional currencies. Our operations also have revenue and expenses denominated in non-functional currencies. Movements in foreign currency exchange rates affect our financial statements.

Investment Currency Risks

We consider our investments in foreign operations to be denominated in stable currencies and of a long-term nature. We partially mitigate the currency exposure of our investments in foreign operations by designating a portion of our foreign currency debt and derivatives as hedges of these investments. As of November 30, 2022, we have designated $419 million of our sterling-denominated debt and $139 million of amounts owed to the Carnival Corporation group as non-derivative hedges of our net investments in foreign operations. In 2022, we recognized $64 million of gains on these non-derivative net investment hedges in the cumulative translation adjustment section of other comprehensive income (loss). We also have euro-denominated debt which provides an economic offset for our operations with euro functional currency.

The exchange rates for each of our major currencies were as follows:

	November 30, 2022	2022 average exchange rate	November 30, 2021	2021 average exchange rate
USD to 1:				
AUD	$ 0.66	$ 0.70	$ 0.71	$ 0.75
CAD	$ 0.74	$ 0.77	$ 0.78	$ 0.80
EUR	$ 1.03	$ 1.06	$ 1.13	$ 1.19
GBP	$ 1.20	$ 1.25	$ 1.33	$ 1.38

If the November 30, 2021 currency exchange rates had been used to translate our November 30, 2022 non-U.S. dollar functional currency operations' assets and liabilities (instead of the November 30, 2022 U.S. dollar exchange rates), our total assets would have been higher by $1.5 billion and our total liabilities would have been higher by $1.0 billion.

In addition, based on a 10% change in the U.S. dollar to Euro, Sterling and the Australian dollar exchange rates at November 30, 2022, which are the functional currencies we translate into our U.S. dollar reporting currency, we estimate our 2022 cumulative translation adjustment would have changed by $260 million.

Newbuild Currency Risks

Our shipbuilding contracts are typically denominated in euros. Our decision to hedge a non-functional currency ship commitment for our cruise brands is made on a case-by-case basis, considering the amount and duration of the exposure, market volatility, economic trends, our overall expected net cash flows by currency and other offsetting risks.

At November 30, 2022, our remaining newbuild currency exchange rate risk primarily relates to euro-denominated newbuild contract payments for non-euro functional currency brands, which represent a total unhedged commitment of $1.4 billion for newbuilds scheduled to be delivered through 2024.

The cost of shipbuilding orders that we may place in the future that are denominated in a different currency than our cruise brands' will be affected by foreign currency exchange rate fluctuations. These foreign currency exchange rate fluctuations may affect our decision to order new cruise ships.

Interest Rate Risks

We manage our exposure to fluctuations in interest rates through our debt portfolio management and investment strategies. We evaluate our debt portfolio to determine whether to make periodic adjustments to the mix of fixed and floating rate debt through the use of interest rate swaps and the issuance of new debt. The composition of our debt, after the effect of interest rate swaps, was as follows:

	November 30,	
	2022	2021
Fixed rate	7%	10%
EUR fixed rate	41%	40%
Floating rate	4%	5%
EUR floating rate	42%	37%
GBP floating rate	5%	8%

The interest rate profiles and maturities of financial assets at November 30, 2022 solely relate to cash and cash equivalents of $251 million in the year 2023. The interest rate profiles and maturities of financial assets at November 30, 2021 solely relate to cash and cash equivalents of $434 million in the year 2022.

Refer to Note 15 — "Debt and Interest Expense" for debt interest rate profiles and maturities at November 30, 2022 and November 30, 2021.

We have fixed and floating rate debt and use interest rate swaps to manage our interest rate exposure in order to achieve a desired proportion of fixed and floating rate debt. Based upon a 10% change in the November 30, 2022 market interest rates, our 2022 interest expense on floating rate debt, including the effect of our interest rate swaps, would have changed by $11 million.

Concentrations of Credit Risks

As part of our ongoing control procedures, we monitor concentrations of credit risk associated with financial and other institutions with which we conduct significant business. We seek to manage these credit risk exposures, including counterparty nonperformance primarily associated with our cash equivalents, investments, notes receivables, reserve funds related to customer deposits, future financing facilities, contingent obligations, derivative instruments, insurance contracts, long-term ship charters and new ship progress payment guarantees, by:

- Conducting business with well-established financial institutions, insurance companies and export credit agencies
- Diversifying our counterparties
- Having guidelines regarding credit ratings and investment maturities that we follow to help safeguard liquidity and minimise risk
- Generally requiring collateral and/or guarantees to support notes receivable on significant asset sales, long-term ship charters and new ship progress payments to shipyards

At November 30, 2022, our exposures under derivative instruments were not material. We also monitor the creditworthiness of travel agencies and tour operators in Australia and Europe and credit and debit card providers to which we extend credit in the normal course of our business. Concentrations of credit risk associated with trade receivables and other receivables, charter-hire agreements and contingent obligations are not considered to be material, principally due to the large number of unrelated accounts, the nature of these contingent obligations and their short maturities. Normally, we have not required collateral or other security to support normal credit sales. Historically, we have not experienced significant credit losses, including counterparty nonperformance; however, because of the continued effects the pandemic is having on economies, we have experienced, and may continue to experience, an increase in credit losses.

Our credit exposure also includes contingent obligations related to cash payments received directly by travel agents and tour operators for cash collected by them on cruise sales in Australia and most of Europe where we are obligated to honour our guests' cruise payments made by them to their travel agents and tour operators regardless of whether we have received these payments.

Capital Management

Carnival Corporation and Carnival plc operate a DLC arrangement. The two companies operate as a single economic enterprise. Under deeds of guarantee executed in connection with the DLC arrangement, as well as stand-alone guarantees executed since that time, each of Carnival Corporation and Carnival plc have effectively cross guaranteed all indebtedness and certain other monetary obligations of each other.

Under the terms of the DLC arrangement, Carnival Corporation and Carnival plc are permitted to transfer assets between the companies, make loans to or investments in each other and otherwise enter into intercompany transactions. In addition, the cash flows and assets of one company are required to be used to pay the obligations of the other company, if necessary. Accordingly, capital is managed at the Carnival Corporation & plc level.

As of November 30, 2022, Carnival Corporation & plc had $8.6 billion of liquidity (see Note 1 — "General" for further details on liquidity). Carnival Corporation & plc will continue to pursue various opportunities to raise additional capital to fund obligations associated with future debt maturities and/or to extend the maturity dates associated with its existing indebtedness including its Revolving Facility and obtain relevant financial covenant amendments or waivers, if needed. Actions to raise capital may include issuances of debt, convertible debt or equity in private or public transactions or entering into new and extended credit facilities. Since March 2020, Carnival Corporation & plc has raised $28.5 billion through a series of financing transactions.

The net debt to capital percentage of the Carnival plc Group was calculated as follows:

	November 30,	
(in millions)	**2022**	**2021**
Total debt	$ 7,690	$ 5,969
Cash equivalents	(61)	(92)
Net debt	7,629	5,878
Shareholders' (deficit) equity	(940)	2,347
Total capital	$ 6,689	$ 8,224
Net debt to capital percentage	114%	71%

Liquidity Risks

Typically, Carnival Corporation & plc debt financing agreements allow for either Carnival Corporation or Carnival plc to draw under the facilities, with the non-borrowing entity as guarantor.

As of November 30, 2022, Carnival plc had $2.9 billion of liquidity, including cash and borrowings available to draw by either Carnival Corporation or Carnival plc under the Revolving Facility. As of November 30, 2022 and November 30, 2021, Carnival plc had no short-term obligations. In addition, Carnival Corporation & plc had $8.6 billion of liquidity and has an additional $2.2 billion of undrawn export credit facilities to fund ship deliveries planned through 2024, of which $1.4 billion were for Carnival plc planned ship deliveries. See Note 1 — "General" for further details on our liquidity risk and how we plan to fund our cash requirements, which is assessed for Carnival Corporation & plc combined, given the DLC arrangement.

(in billions)	**2023**	**2024**
Future export credit facilities at November 30, 2022	$ 0.8	$ 1.4

The unfunded export credit facilities are subject to the same covenants as disclosed in Note 15 — "Debt and Interest Expense".

The summary of the maturity profiles of the financial liabilities at November 30, 2022 and 2021 were as follows:

(in millions)	2023	2024	2025	2026	2027	Thereafter	Total
November 30, 2022							
Debt including future interest	$ 1,498	$ 1,045	$ 1,205	$ 730	$ 598	$ 3,767	$ 8,843
Trade payables, accrued liabilities and other	997	—	—	—	—	—	997
Lease liabilities	44	43	40	37	33	165	363
Contingencies and other long-term liabilities	—	51	31	15	28	63	188
At November 30, 2022	$ 2,539	$ 1,139	$ 1,276	$ 782	$ 659	$ 3,995	$ 10,390

(in millions)	2022	2023	2024	2025	2026	Thereafter	Total
November 30, 2021							
Debt including future interest	$ 528	$ 1,324	$ 795	$ 984	$ 469	$ 2,455	$ 6,554
Trade payables, accrued liabilities and other	863	—	—	—	—	—	863
Lease liabilities	50	48	44	39	35	206	423
Contingencies and other long-term liabilities	—	47	31	24	19	61	183
At November 30, 2021	$ 1,442	$ 1,419	$ 870	$ 1,047	$ 524	$ 2,722	$ 8,023

Under the terms of the DLC arrangement, Carnival Corporation and Carnival plc are permitted to transfer assets between the companies, make loans to or investments in each other and otherwise enter into intercompany transactions. In addition, the cash flows and assets of one company are required to be used to pay the obligations of the other company, if necessary. Amounts owed between Carnival Corporation and Carnival plc do not have a stated maturity date, as the two companies operate as a single economic enterprise and are therefore not included in the above table. Substantially all financial liabilities are held at amortized cost. The fair values of our financial liabilities not included in the table above approximate their book values.

NOTE 25 — Supplemental Cash Flow Information

Reconciliation of Liabilities Arising from Financing Activities

(in millions)	November 30, 2021	Financing Cash Flows Receipts/ (Payments)	Exchange Movements	Other Movements	November 30, 2022
Debt	$ 6,122	$ 2,492 (a)	$ (629)	$ —	$ 7,985
Unamortized debt issuance costs	$ (198)	$ (147)	$ 20	$ 14 (b)	$ (310)
Amount owed to the Carnival Corporation group	$ 6,204	$ (368)	$ (211)	$ —	$ 5,624
Lease Liabilities	$ 333	$ (33)	$ (28)	$ 18 (c)	$ 289

(a) Issuances and repayments of long-term debt.

(b) Includes debt issuance cost accruals, amortization and debt issuance costs recorded in other assets.

(c) Includes additions, terminations and remeasurements of lease liabilities.

(in millions)	November 30, 2020	Financing Cash Flows Receipts/ (Payments)		Exchange Movements	Other Movements		November 30, 2021
Debt	$ 4,398	$ 2,006	(a)	$ (280)	$ (2)	(b)	$ 6,122
Unamortized debt issuance costs	$ (81)	$ (173)		$ 8	$ 48	(c)	$ (198)
Amount owed to the Carnival Corporation group	$ 6,183	$ 207		$ (188)	$ 2		$ 6,204
Lease Liabilities	$ 320	$ (45)		$ (8)	$ 66	(d)	$ 333

(a) Issuances and repayments of long-term debt.

(b) Non-cash movements of long-term debt, including a EUR floating rate loan redenominated to a USD floating rate loan and changes to interest profiles on deferred tranches of our export credit facilities created as part of debt holiday amendments.

(c) Includes amortization and debt issuance costs recorded in other assets.

(d) Includes additions, terminations and remeasurements of lease liabilities.

CARNIVAL PLC
PARENT COMPANY BALANCE SHEETS
(in millions)

	Notes	November 30, 2022	November 30, 2021
ASSETS			
Current Assets			
Cash and cash equivalents	2	$ 68	$ 99
Trade and other receivables, net	3	75	50
Inventories		72	38
Prepaid expenses and other		116	46
Total current assets		332	232
Property and Equipment, Net	4	4,047	4,408
Right-of-Use Assets	5	218	253
Investments in Associates		50	76
Other Assets	6	635	389
Receivables from Subsidiaries		116	119
Loans Owed from Subsidiaries		2,795	2,986
Investments in Subsidiaries	7	7,013	7,141
		$ 15,206	$ 15,605
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Current portion of long-term debt		$ 1,238	$ 264
Current portion of lease liabilities	5	21	22
Accounts payable		169	108
Accrued liabilities and other	8	209	203
Customer deposits		1,012	489
Amount owed to the Carnival Corporation group		5,662	6,255
Total current liabilities		8,312	7,341
Long-Term Debt		5,925	4,738
Long-Term Lease Liabilities	5	208	241
Contingencies		40	47
Other Long-Term Liabilities	9	84	102
Shareholders' Equity			
Share capital	10	361	361
Share premium		143	143
Retained earnings		1,903	4,559
Other reserves		(1,769)	(1,926)
Total shareholders' equity		637	3,136
		$ 15,206	$ 15,605

Net income (loss) for the Carnival plc Parent Company was ($2.6) billion in 2022 and ($3.0) billion in 2021.

The accompanying notes are an integral part of the Carnival plc Parent Company financial statements.

The Carnival plc Parent Company financial statements (registered number 04039524) were authorised for issue by the Boards of Directors on January 27, 2023 and signed on their behalf by

Micky Arison
Chair of the Boards of Directors

Josh Weinstein
President, Chief Executive Officer and Chief Climate Officer and Director

Carnival plc
Financial Statements

CARNIVAL PLC
PARENT COMPANY STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in millions)

	Share capital	Share premium	Retained earnings	Reserves: Translation reserve	Reserves: Cash flow hedges	Reserves: Treasury shares	Reserves: Other reserves	Reserves: Merger reserve	Reserves: Total	Total shareholders' equity
At November 30, 2020	$ 361	$ 185	$ 7,609	$ (257)	$ 8	$ (1,945)	$ 36	$ 36	$ (2,122)	$ 6,032
Comprehensive income (loss)										
Net income (loss)	—	—	(2,980)	—	—	—	—	—	—	(2,980)
Changes in foreign currency translation adjustment	—	—	—	(4)	—	—	—	—	(4)	(4)
Net gains on cash flow derivative hedges	—	—	—	—	3	—	—	—	3	3
Remeasurements of post-employment benefit obligations	—	—	55	—	—	—	—	—	—	55
Total comprehensive income (loss)	—	—	(2,925)	(4)	3	—	—	—	(2)	(2,926)
Issuance of treasury shares for vested share-based awards	—	—	(126)	—	—	126	—	—	126	—
Other, net	—	(42)	1	—	—	—	71	—	71	30
At November 30, 2021	361	143	4,559	(261)	11	(1,818)	107	36	(1,926)	3,136
Comprehensive income (loss)										
Net income (loss)	—	—	(2,552)	—	—	—	—	—	—	(2,552)
Changes in foreign currency translation adjustment	—	—	—	53	—	—	—	—	53	53
Net gains on cash flow derivative hedges	—	—	—	—	9	—	—	—	9	9
Remeasurements of post-employment benefit obligations	—	—	(19)	—	—	—	—	—	—	(19)
Total comprehensive income (loss)	—	—	(2,571)	53	9	—	—	—	62	(2,510)
Issuance of treasury shares for vested share-based awards	—	—	(85)	—	—	85	—	—	85	—
Other, net	—	—	—	(2)	2	—	10	—	10	11
At November 30, 2022	$ 361	$ 143	$ 1,903	$ (211)	$ 22	$ (1,734)	$ 117	$ 36	$ (1,769)	$ 637

The accompanying notes are an integral part of the Parent Company financial statements.

NOTE 1 — Significant Accounting Policies

Basis of Preparation

Carnival plc was incorporated in England and Wales in 2000 and is domiciled in the UK with its headquarters located at Carnival House, 100 Harbour Parade, Southampton, Hampshire, SO15 1ST, UK (registration number 04039524). The Parent Company is a public limited company which is listed on the London Stock Exchange. In addition, the Parent Company's shares are traded on the New York Stock Exchange in the form of American Depository Shares (ADSs). The Parent Company financial statements are presented in U.S. dollars unless otherwise noted. They are prepared on a going concern basis under the historical cost convention, except for certain financial assets and liabilities (including derivative instruments) that are stated at fair value.

These financial statements were prepared in accordance with Financial Reporting Standard 101 Reduced Disclosure Framework ("FRS 101"). In preparing these financial statements, the Parent Company applies the recognition, measurement and disclosure requirements of international accounting standards in conformity with the requirements of the Companies Act 2006 ("UK-adopted IFRSs"), but makes amendments where necessary in order to comply with Companies Act 2006 and has set out below where FRS 101 disclosure exemptions have been taken.

Under section 408 of the Companies Act 2006 the Parent Company is exempt from the requirement to present its own profit and loss account. In the transition to FRS 101 from EU-adopted IFRS pursuant to Regulation (EC) No 1606/2002, the Parent Company has made no measurement and recognition adjustments. The Parent Company is included in the consolidated Group financial statements of Carnival plc. In accordance with FRS 101, the following exemptions from the requirements of IFRS have been applied in the preparation of these financial statements:

- Cash Flow Statement and related notes
- Certain disclosures regarding leases
- Comparative period reconciliations for share capital, property and equipment and intangible assets
- Disclosures in respect of transactions with wholly owned subsidiaries
- Disclosures in respect of capital management
- The effects of new but not yet effective IFRSs
- Disclosures in respect of the compensation of Key Management Personnel

As the consolidated Group financial statements include the equivalent disclosures, the Parent Company has also taken the exemptions available under FRS 101 in respect of the following disclosures:

- IFRS 2 Share Based Payments in respect of group settled share-based payments
- Certain disclosures required by IFRS 13 Fair Value Measurement, and the disclosures required by IFRS 7 Financial Instrument Disclosures

Unless otherwise stated, the accounting policies set out below have been applied consistently to all periods presented in these financial statements.

Significant Accounting Estimates, Assumptions and Judgements

The preparation of these financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported and disclosed amounts in these financial statements. These judgments, estimates and assumptions are based on management's best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements.

Significant Judgements and Estimates

Key judgements, estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. The significant areas of key sources of estimation uncertainty for the year ended 2022 were as follows:

Area (a)	Key Sources of estimation uncertainty	Reference (b)
Impairment review of Investments in Subsidiaries	Determination of the recoverable value of our investment	Note 7 — "Investments in Subsidiaries"

(a) There were no critical accounting judgements as defined under IAS 1 for 2022.

(b) Further details, together with sensitivities for key sources of estimation uncertainty, where appropriate and practicable, are included within the references in the table.

Cash and Cash Equivalents

Cash and cash equivalents include investments with maturities of three months or less at acquisition that are readily convertible to known amounts of cash, which are stated at cost and present insignificant risk of changes in value.

Trade and Other Receivables

Although we generally require full payment from our customers prior to or concurrently with their cruise, we grant credit terms to a relatively small portion of our revenue source. We have receivables from credit card merchants and travel agents for cruise ticket purchases and onboard revenue. These receivables are included within trade and other receivables, net. We have agreements with a number of credit card processors that transact customer deposits related to our cruise vacations. Certain of these agreements allow the credit card processors to request, under certain circumstances, that we provide a reserve fund in cash. These reserve funds are included in other assets.

Property and Equipment

The Parent Company's Property and Equipment accounting policies are the same as Carnival plc Group's. Refer to Note 2 — "Significant Accounting Policies" in the Carnival plc Group financial statements.

Leases

The Parent Company's Lease accounting policies are the same as Carnival plc Group's. Refer to Note 2 — "Significant Accounting Policies" in the Carnival plc Group financial statements.

Debt and Debt Issuance Costs

The Parent Company's Debt and debt issuance costs accounting policies are the same as Carnival plc Group's. Refer to Note 2 — "Significant Accounting Policies" in the Carnival plc Group financial statements.

Investments in Subsidiaries

Investments in subsidiaries are stated at cost, less any provision for impairment. Judgement is required in assessing whether the Parent Company's investment carrying values are impaired. We review our long-lived assets for impairment whenever events or circumstances indicate potential impairment. In determining the recoverable amount of investments in subsidiaries, we first consider if the investment balance exceeds the net asset value of the subsidiary and if it does, we determine the recoverable amount by assessing the higher of the fair value less cost to sell of the investment and its value in use. We perform a fair value assessment of the subsidiary using discounted cash flows and applying a terminal growth rate. Refer to Note 7 — "Investments in Subsidiaries" for additional information related to our impairments of investments in subsidiaries.

Investments in Associates

Investments in Associates are accounted for using the equity method of accounting and are initially recognized at cost. Interest in the net assets of such investments is included in investments in associates in the Consolidated Balance Sheets.

Foreign Currency Translation and Transactions

The Parent Company financial statements are presented in U.S. dollars. The Parent Company is comprised of a number of foreign entities which utilize the U.S. dollar, Euro, Sterling or the Australian dollar as their functional currencies. Each foreign entity determines its functional currency by reference to its primary economic environment. The Parent Company translates the assets and liabilities of its foreign entities that have functional currencies other than the U.S. dollar at exchange rates in effect at the balance sheet date. Revenues and expenses of these foreign entities are translated at the average rate for the period. Equity is translated at historical rates and the resulting foreign currency translation adjustments are included in the translation reserve, which is a separate component of other reserves within shareholders' equity. Therefore, the U.S. dollar value of the non-equity translated items in the Parent Company' financial statements will fluctuate from period to period, depending on the changing value of the U.S. dollar versus these currencies.

The Parent Company executes transactions in a number of different currencies. At the date that the transaction is recognized, each asset, liability, revenue, expense, gain or loss arising from the transaction is measured and recorded in the functional currency of the recording entity using the exchange rate in effect at that date. At each balance sheet date, recorded monetary balances denominated in a currency other than the functional currency are adjusted using the exchange rate at the balance sheet date, with gains or losses recorded in other income or other expense. The unrealised gains or losses on our long-term intercompany receivables and payables which are denominated in a non-functional currency and are not expected to be repaid in the foreseeable future are recorded in translation reserves.

Customer Deposits

Our payment terms generally require an initial deposit to confirm a reservation, with the balance due prior to the voyage. Cash received from guests in advance of the cruise is recorded in customer deposits. These amounts include refundable deposits. In certain situations, we have provided flexibility to guests by allowing guests to rebook at a future date, receive future cruise credits ("FCCs") or elect to receive refunds in cash. We have at times issued enhanced FCCs. Enhanced FCCs provide the guest with an additional credit value above the original cash deposit received, and the enhanced value is recognized as a discount applied to the future cruise in the period used. We record a liability for unexpired FCCs to the extent we have received and not refunded cash from guests for cancelled bookings. We had total customer deposits of $1.1 billion as of November 30, 2022 and $0.6 billion as of November 30, 2021, which includes approximately $30 million of unredeemed FCCs as of November 30, 2022. Given the uncertainty of travel demand caused by COVID-19 and lack of comparable historical experience of FCC redemptions, we are unable to estimate the number of FCCs that will not be used in future periods. Refunds payable to guests who have elected cash refunds are recorded in accounts payable. During 2022 and 2021, we recognized revenues of $0.3 billion and an immaterial amount related to our customer deposits as of November 30, 2021 and 2020. Historically, our customer deposits balance changes due to the seasonal nature of cash collections, the recognition of revenue, refunds of customer deposits and foreign currency changes.

Contract Costs

We recognize incremental travel agent commissions and credit and debit card fees incurred as a result of obtaining the ticket contract as assets when paid prior to the start of a voyage. We record these amounts within prepaid expenses and other and subsequently recognize these amounts as commissions, transportation and other at the time of revenue recognition or at the time of voyage cancellation. We had incremental costs of obtaining contracts with customers recognized as assets of $42 million as of November 30, 2022 and $10 million as of November 30, 2021.

2021 Cash Flow Reclassification

Following a review of the Group's 2020 Annual Report by the Directors, subsequent to the receipt of a letter from the Financial Reporting Council ("FRC") (following a review by the FRC as described further below), the Parent Company has reconsidered the cash flows for 2021 associated with long-term loans between the Parent Company and certain of its subsidiaries within the Parent Company statement of cash flows from financing activities to investing activities.

We previously presented these cash flows within the line "changes in amounts owed to the Carnival Corporation group and from Group companies" within financing activities of the Parent Company statement of cash flows along with cash flows associated with short-term funding activity between Group companies. Following the review performed, we reconsidered the treatment of the cash flows associated with loans between the Parent Company and Group and concluded that these cash flows for 2021 should have been classified within investing activities in accordance with IAS 7.

For the purposes of the 2022 Annual Report and going forward, the Parent Company has adopted FRS 101 and is not required to include a cash flow statement. Had the Parent Company presented a cash flow statement, it would have restated these figures for 2021 as displayed in the table below.

(in millions)	As previously stated	Reclassification of loan activity	Restated
Net cash provided by (used in) investing activities	$ (2,979)	$ 470	$ (2,509)
Net cash provided by (used in) financing activities	$ 2,342	$ (470)	$ 1,872

The scope of the review performed by the FRC was to consider the Group's compliance with the UK reporting requirements, it did not verify all the information provided. The review by the FRC was based solely on the 2020 and 2021 Annual Report and Accounts and does not benefit from a detailed understanding of underlying transactions, and provides no assurance that the Annual Report and Accounts are correct in all material respects.

NOTE 2 — Cash and Cash Equivalents

	November 30,	
(in millions)	2022	2021
Cash	$ 39	$ 20
Cash equivalents (money market funds and time deposits)	29	78
	$ 68	$ 99

Substantially all material cash balances are held with financial institutions that are investment grade rated. Refer to Note 1 — "General" in the Carnival plc Group financial statements for additional information regarding the cross guarantees within the DLC arrangement.

NOTE 3 — Trade and Other Receivables

	November 30,	
(in millions)	2022	2021
Trade	$ 53	$ 43
VAT, income taxes and other	22	7
	$ 75	$ 50

NOTE 4 — Property and Equipment

(in millions)	Ships and ship improvements	Other property and equipment	Total
Cost			
At November 30, 2021	$ 6,541	$ 179	$ 6,720
Exchange movements	(659)	(24)	(683)
Additions	310	24	334
Disposals	(38)	(11)	(49)
At November 30, 2022	$ 6,154	$ 168	$ 6,322
Accumulated depreciation			
At November 30, 2021	$ (2,207)	$ (105)	$ (2,312)
Exchange movements	211	17	228
Depreciation	(211)	(24)	(235)
Disposals	33	11	44
At November 30, 2022	$ (2,174)	$ (101)	$ (2,275)
Net book value			
At November 30, 2022	$ 3,980	$ 67	$ 4,047

NOTE 5 — Leases

The balance sheet shows the following amounts related to leases:

(in millions)	November 30, 2022	November 30, 2021
Right-of-use assets		
Port facilities	$ 150	$ 175
Real estate	59	72
Other	9	6
	$ 218	$ 253
Lease liabilities		
Current	$ 21	$ 22
Non-current	208	241
	$ 230	$ 263

During 2022 and 2021, we obtained $15 million and $76 million of right-of-use assets in exchange for new lease liabilities.

As of November 30, 2022, maturities of lease liabilities were as follows:

(in millions)	
2023	$ 31
2024	32
2025	32
2026	29
2027	28
Thereafter	140
Total lease payments	$ 293

As of November 30, 2021, maturities of lease liabilities were as follows:

(in millions)	
2022	$ 34
2023	34
2024	34
2025	33
2026	30
Thereafter	181
Total lease payments	$ 346

NOTE 6 — Other Assets

(in millions)	November 30, 2022	November 30, 2021
Credit card reserves	$ 296	$ 110
Long-term deposit	229	99
Debt issuance costs	38	71
Post-employment benefits (a)	19	56
Other long-term assets and other receivables	53	53
	$ 635	$ 389

(a) All assets and obligations of Carnival plc pension plans are held by the parent company. As a result, the balances for Group and Parent Company are the same. See Note 19 — "Post-Employment Benefits" in the Carnival plc Group financial statements for additional information on the UK post-employment plans and the principal risks and assumptions applicable.

NOTE 7 — Investments in Subsidiaries

	November 30,	
(in millions)	2022	2021
At December 1	$ 7,141	$ 6,240
Additions	2,061	2,647
Impairments	(2,189)	(1,717)
Exchange movements	—	(29)
At November 30	$ 7,013	$ 7,141

At November 30, 2022, the Parent Company's principal operating subsidiary was Costa Crociere S.p.A. ("Costa Crociere"), which owns and operates the Costa and AIDA cruise brands. During the year, the company made contributions of $2.1 billion to its subsidiary Costa Crociere, to provide liquidity, including for the purchase of two new ships. As a result of the investment balance exceeding the net asset value of the subsidiary, we performed impairment analyses using discounted cash flows for our investment in Costa Crociere.

Management performed impairment analyses using discounted cash flows for the two CGUs within Costa Crociere, Costa and AIDA. For the impairment reviews, the estimated recoverable amounts were based on the higher of the cruise brands' fair value less cost of disposal and its value in use. As a result, the Parent Company recorded impairment charges of $2.1 billion.

Significant Estimate — Determination of the recoverable value of our investment

We have identified the determination of the recoverable value of one of our subsidiaries, which consists of multiple CGUs, as a significant estimate in 2022. The determination of the fair value of our CGUs includes numerous estimates and underlying assumptions that are subject to various risks and uncertainties. We perform fair value assessments of the CGUs using discounted cash flows and applying a terminal growth rate. We believe that we have made reasonable estimates and judgments as part of our assessment. The assumptions resulting in key sources of estimation uncertainty, all of which are considered Level 3 inputs, used in our cash flow analyses consisted of:

- Short-term continued improvement in net cruise revenue (cruise revenues net of our most variable cost) per ALBD to pre-pause levels adjusted for deployment changes and inflation
- WACC ranged from 12% to 14.1% in the most recent analyses from 8.6% to 9.4% in 2021.
- Long-term marginal growth in net cruise revenue (cruise revenues net of our most variable cost) per ALBD beyond inflationary changes based on long term historical averages

We performed quantitative sensitivity analyses as of November 30, 2022, to determine the effect of changes in the key sources of estimation uncertainty. The following table summarizes the sensitivity analysis performed on the CGUs and its impact on the impairment:

Key assumptions	Short-term continued improvement in net cruise revenue per ALBD to pre-pause levels adjusted for deployment changes and inflation	WACC	Long-term marginal growth in net cruise revenue per ALBD beyond inflationary changes based on long-term historical averages
	Revenue per ALBD 10% lower in 2023 and 2024	*1% increase*	*Revenue growth per ALBD limited to inflation*
Impact	Additional impairment of $461 million	Additional impairment of $590 million	Additional impairment of $641 million

Refer to Note 2 — “Significant Accounting Policies, Significant Accounting Estimates, Assumptions and Judgements” for additional information.

The Parent Company’s direct and indirect undertakings, whose ownership interest is through ordinary shares, including the UK subsidiaries exempt from the requirement to prepare individual audited accounts or individual accounts at November 30, 2022 were as follows:

Companies (Countries of Incorporation)	Ownership Interest	UK Companies House Registration Number	Address of Companies’ Registered Office
United Kingdom			
Carnival (UK) Limited	100%	03141044	3rd Floor, 1 Ashley Road, Altrincham, Cheshire, WA14 2DT
Carnival Port Holdings Limited (a) (b)	100%	11523367	Carnival House, 100 Harbour Parade, Southampton, Hampshire, SO15 1ST
Carnival Technical Services (UK) Limited (b)	100%	10613960	Carnival House, 100 Harbour Parade, Southampton, Hampshire, SO15 1ST
Costa Cruise Lines UK Limited (a) (c)	99.9%	02482631	Carnival House, 100 Harbour Parade, Southampton, Hampshire, SO15 1ST
P&O Princess American Holdings (a)	100%	01453164	3rd Floor, 1 Ashley Road, Altrincham, Cheshire, WA14 2DT
P&O Princess Cruises International Limited (b)	100%	03902746	3rd Floor, 1 Ashley Road, Altrincham, Cheshire, WA14 2DT
P&O Princess Cruises Pension Trustee Limited (a)	100%	04069014	3rd Floor, 1 Ashley Road, Altrincham, Cheshire, WA14 2DT
P&O Travel Limited (a) (b) (c)	100%	00773151	3rd Floor, 1 Ashley Road, Altrincham, Cheshire, WA14 2DT
SeaVacations Limited (a) (b)	100%	03681272	Carnival House, 100 Harbour Parade, Southampton, Hampshire, SO15 1ST
SeaVacations UK Limited (b) (c)	100%	03633566	Carnival House, 100 Harbour Parade, Southampton, Hampshire, SO15 1ST
Argentina			
Costa Cruceros S.A. (c)	99.9%		Avenida Corrientes, 327, Piso 10º, Buenos Aires
Australia			
A. C. N. 098 290 834 Pty. Ltd.	100%		Level 5, 465 Victoria Avenue Chatswood NSW 2067
Bermuda			
Fleet Maritime Services (Bermuda) Limited	100%		3rd Floor, Par-La-Ville Place, 14 Par-La-Ville Road, Hamilton
Fleet Maritime Services Holdings (Bermuda) Limited	100%		3rd Floor, Par-La-Ville Place, 14 Par-La-Ville Road, Hamilton
Fleet Maritime Services International Limited	100%		3rd Floor, Par-La-Ville Place, 14 Par-La-Ville Road, Hamilton

Companies (Countries of Incorporation)	Ownership Interest	UK Companies House Registration Number	Address of Companies' Registered Office
Brazil			
Costa Cruzeiros Agencia Maritime e Turismo Ltda. (c)	99.9%		Av. Paulista, 460, 10º andar, Bela Vista, São Paulo, SP 01310.100
Ibero Cruzeiros Ltda. (c)	99.9%		Av. Paulista, 460, 10º andar, Bela Vista, São Paulo, SP 01310.100
Canada			
Westmark Hotels of Canada, Ltd. (c)	100%		2900-550 Burrard Street, Vancouver, British Columbia, V6C0A3
China			
Carnival Corporation Hong Kong Limited	100%		Unit 1207, The Gateway Tower 1, Harbour City, Kowloon, Hong Kong
Costa Cruises Shipping Services (Shanghai) Company Limited (c)	99.9%		Room 276, No 58 Wu Hua Road, Hongkou District, Shanghai
Costa Cruises Travel Agency (Shanghai) Co., Ltd. (c)	99.9%		Room 712, Floor 7, No 710 Siping Road, Hongkou District, Shanghai
CSSC Carnival Cruise Operations Limited (c)	40.0%		3806 Central Plaza, 18 Harbour Road, Wanchai, Hong Kong
CSSC Carnival Cruise Shipping Limited (c)	40.0%		3806 Central Plaza, 18 Harbour Road, Wanchai, Hong Kong
CSSC Carnival (Shanghai) Cruise Shipping Limited (c)	40.0%		Floor 1, Building 2, No. 1328 Yixian Road, Baoshan District, Shanghai, 200439
Global Shipping Service (Shanghai) Co., Ltd.	100%		Room 3601L, No. 9, Lane 360 Feihong Road, Hongkou District, Shanghai
Shanghai Coast Cruise Consulting Co. Lda (c)	50.0%		Room 274, No 58 WuHua Road, Hongkou District, Shanghai
World Leading Cruise Management (Shanghai) Co., Ltd. (c)	99.5%		Room 1501-36, No. 8, Lane 803, Shuang Cheng Road, Baoshan District, Shanghai
Curacao			
Cruise Ships Catering & Services International N.V. (c)	99.9%		Kaya Flamboyan 9, Curaçao, P.O. Box 812
Milestone N.V. (c)	99.9%		Kaya Flamboyan 9, Curaçao, P.O. Box 812
Prestige Cruises N.V. (c)	99.9%		Kaya Flamboyan 9, Curaçao, P.O. Box 812
Spanish Cruise Services N.V. (c)	99.9%		Kaya Flamboyan 9, Curaçao, P.O. Box 812
Dominican Republic			
Operadora Catalina S.r.L. (c)	99.9%		Muelle Turistico Buena Vista Sur S/n La Romana
Finland			
Carnival Technical Services Finland Limited (c)	100%		Vattuniemenranta 2, 00210 Helsinki, FI-00210

Companies (Countries of Incorporation)	Ownership Interest	UK Companies House Registration Number	Address of Companies' Registered Office
France			
Chantier Naval de Marseille SAS (c)	33.3%		Terre Plein de Mourepiane — Porte 4, 13015 Marseille Cedex 15
Marseille Provence Cruise Terminal SAS (c)	50.0%		Marseille Provence Cruise Terminal, Terminal Croisieres, 13316 Marseille Cedex 15
French Polynesia			
F.P.M. SAS (c)	100%		C/O Mamao Bureaux, 121 Avenue Georges Clemenceau, BP 43503 Fare Tony, Papeete
Germany			
AIDA Kundencenter GmbH (c)	99.9%		Am Strande 4, 18055 Rostock
Carnival Maritime GmbH (c)	99.9%		Großer Grasbrook 9, 20457 Hamburg
Carnival Technical Services GmbH (c)	100%		Am Strande 4, 18055 Rostock
AIDAradio GmbH (c)	99.9%		Seilerstrasse 41-43, 20359 Hamburg
HSE Hamburg School of Entertainment GmbH (c)	99.9%		Seilerstraße 41-43, 20359 Hamburg
India			
Carnival Support Services India Private Limited (c)	100%		Kohinoor City, Tower 2, Floor 5, Kirol Road, Off. LBS. Marg, Kurla West, Mumbai — 400070
Italy			
APVS S.r.L. (c)	12.2%		Fondamenta San Basilio, Fabbricato 16, 30123 Venezia
Costa Crociere S.p.A.	99.9%		Piazza Piccapietra 48, 16121 Genova
Costamed Ship Services S.r.L. (c)	50.0%		Calata delle Vele, Darsena Nuova, Palacrociere, 17100 Savona
CSSC Carnival Italy Cruise Investment S.r.L (c)	40.0%		Piazza Piccapietra, 48 , 16121 Genova
Ecospray Technologies S.r.L. (c)	38.2%		Via Ricotti, 5, 27058, Voghera, Pavia
Finpax S.r.L. (c)	21.5%		Ses San Marco 2568, 30124 Venezia
Navitrans S.R.L.	100%		Via Alcide de Gaspari 45, 80311 Napoli
Piccapietra Finance S.r.l.	100%		Piazza Piccapietra, 48 , 16121 Genova
Roma Cruise Terminal S.r.L. (c)	33.3%		Via Darsena Romana, 11, 00053 Civitavecchia, Roma
Spezia & Carrara Terminal S.R.L. (c)	33.0%		Largo Michele Fiorillo 19124 La Spezia
Stazioni Maritime S.p.A. (c)	13.3%		Ponte Dei Mille 1, 16126 Genova
Terminal Napoli S.p.A. (c)	22.5%		Stazione Marittima Molo Angioino, 80133 Napoli
Trieste Adriatic Maritime Initiatives S.r.L. (c)	43.4%		Punto Franco Vecchio SNC, 34145, Capannone 1, Trieste

Companies (Countries of Incorporation)	Ownership Interest	UK Companies House Registration Number	Address of Companies' Registered Office
Venezia Investimenti S.r.L (c)	25.0%		Via Domenico Fiasella 16/5, 16121, Genova
Venezia Terminal Passeggeri S.p.A. (c)	11.1%		Strada Marittima Sant'Andrea 248 30135 Venezia
Welcome Travel Group S.p.A. (c)	50.0%		Via Ernesto Lugaro 15, 10126 Torino
Welcome Travel Sud S.r.L (c)	50.0%		Via Salvatore Tommasi, 62 CAP, 80135 Napoli
Welcome Travel Store S.r.L (c)	50.0%		Via Lugaro 15 — 10126, Torino
West Sicily Gate S.r.L. (c)	50.0%		Via Trapani 1/D, 90141, Palermo
Zena Cruise Terminal S.R.L (c)	40.0%		Piazza Piccapietra 48, 16121 Genova
Japan			
Carnival Corporation Ports Group Japan KK (c)	99.9%		Sanno Park Tower 12F, 2-11-1 Nagata-cho, Chiyoda-ku, Tokyo
Carnival Japan, Inc.	100%		Daiwa Ginza Bldg., 6F., 6-2-1 Ginza Chuo-Ku, Tokyo 104-0061
Mexico			
Cozumel Cruise Terminal S.A. de C.V.	100%		Carretera a Chankannab Km 4.5 Interior Puerta Maya Cozumel, Quintana Roo
Cruise Terminal Services S.A. de C.V. (c)	100%		Carretera a Chankannab Km 4.5 Interior Puerta Maya Cozumel, Quintana Roo
International Cruise Services, S.A. de C.V.	100%		c/o RVA Abogados, S.C., Rio Duero 31, Col. Cuauhtemoc, Del. Cuauhtemoc, Mexico City 06500
International Maritime Recruitment Agency, S.A. de C.V.	100%		c/o RVA Abogados, S.C., Rio Duero 31, Col. Cuauhtemoc, Del. Cuauhtemoc, Mexico City 06500
Monaco			
Prestige Cruises Management S.A.M. (c)	96.0%		Siège de la liquidation: 42 Boulevard d'Italie Monte-Carlo
Netherlands			
Costa International B.V. (c)	99.9%		Telestone 8 — Teleport, Naritaweg 165, 1043 BW, Amsterdam
CSMART Real Estate B.V. (c)	99.9%		Zeeduinweg 9, 1361BG Almere
CSMART Real Estate C.V.	100%		Zeeduinweg 9, 1361BG Almere
Philippines			
Cruise Administration Services, Inc.	100%		4th Floor Delrosario Law Centre 21st Dr cor. 20th Dr. Bonifacio Global City, Taguig City 1645, Metro Manila
Portugal			
Grand Cruise Shipping Unipessoal LdA	100%		Rua Dr. Brito Câmara nº20, 1º — 9000-039 Funchal, Madeira
Singapore			
Carnival Corporation & plc Asia Pte. Ltd.	100%		One Raffles Place, Tower 1, 1 Raffles Place, #21-01, Singapore 048616

Companies (Countries of Incorporation)	Ownership Interest	UK Companies House Registration Number	Address of Companies' Registered Office
Costa Crociere PTE Ltd. (c)	99.9%		One Raffles Place, Tower 1, 1 Raffles Place, #21-01, Singapore 048616
South Korea			
Carnival Corporation Korea Ltd.	100%		6F (Mugyo-dong), 21 Mugyo-ro, Jung-gu, Seoul
Spain			
Barcelona Cruise Terminal SLU (c)	99.9%		Vial Moll Adossat, 122 Terminal D&E. Port de Barcelona 08039 Barcelona
Costa Cruises Customer Center SLU (c)	99.9%		Torre Mapfre, Carrer de la Marina, 16-18, Barcelona
Holding Division Iberocruceros SLU (c)	100%		Calle Pedro Teixeira, 8 Planta 5 28020 Madrid
Iberocruceros SLU (c)	100%		Calle Pedro Teixeira, 8 Planta 5 28020 Madrid
Santa Cruz Terminal, S.L (c)	99.9%		Muelle de Ribera de la Dársena de Anaga del Puerto de Santa Cruz de Tenerife — 38001 Santa Cruz de Tenerife
Switzerland			
Air-Sea Holiday GmbH (c)	99.9%		Dornacherplatz 7, 4500 Solothurn
Costa Kreuzfahrten GmbH (c)	99.9%		Stampfenbachstrasse 61, 8006 Zurich
Turkey			
Costa Cruises Turkey Turizm Gelisim A.S. (c)	90.0%		Bestepe Mah, Mertebe Sok., Caycay Apt. No 13/3, Yenimahalle / Ankara
United Arab Emirates			
Shamal Venture Cruise Terminal LLC (c)	49.0%		303 Emaar Square Building Bur Dubai Burj Khalifa, Dubai
United States			
1972 Productions, Inc. (c)	100%		3655 N.W. 87th Avenue, Miami, Florida 33178
A.J. Juneau Dock, LLC (c)	50.0%		1429 Tongass Avenue, Ketchikan, Alaska 99901
Alaska Hotel Properties LLC (c)	100%		Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801
CC U.S. Ventures, Inc. (c)	100%		3655 N.W. 87th Avenue, Miami, Florida 33178
Costa Cruise Lines Inc. (c)	99.9%		880 SW 145th Ave, Suite 102, Pembroke Pines, Florida 33027
Gibs, Inc. (c)	100%		Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware, 19801
Global Experience Innovators, Inc. (c)	100%		3655 N.W. 87th Avenue, Miami, Florida 33178
Global Fine Arts, Inc. (c)	100%		24305 Town Center Drive, Santa Clarita, California 91355

Companies (Countries of Incorporation)	Ownership Interest	UK Companies House Registration Number	Address of Companies' Registered Office
Holland America Line Inc. (c)	100%		450 Third Avenue West, Seattle, Washington 98119
Holland America Line U.S.A., Inc. (c)	100%		450 Third Avenue West, Seattle, Washington 98119
Ketchikan Dock Company, LLC (c)	30.0%		55 Schoenbar Ct, Suite 201, Ketchikan, Alaska 99901
Klondike Holdings, LLC	45.0%		251 Little Falls Drive, Wilmington, Delaware 19808
Odds On Gaming Corporation	100%		Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801
P&O Properties (California), Inc. (c)	100%		24305 Town Center Drive, Santa Clarita, California 91355
Princess Cruises and Tours, Inc. (c)	100%		1201 North Market Street, 18th Floor, Wilmington, Delaware 19081
Princess U.S. Holdings, Inc. (c)	100%		24305 Town Center Drive, Santa Clarita, California 91355
Royal Hyway Tours, Inc. (c)	100%		C/O CT Corporation System, 9630 Glacier Highway, Suite 202, Juneau, Alaska 99801
Skagway Port & Rail, Inc. (c)	45.0%		601 Union Street #3920, Seattle, Washington 98101
Tour Alaska, LLC (c)	100%		Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801
Westmark Hotels, Inc. (c)	100%		C/O CT Corporation System, 9630 Glacier Highway, Suite 202, Juneau, Alaska 99801
Vanuatu			
Carnival Vanuatu Limited	100%		Law Partners House, Kumul Highway, Port Vila, Vanuatu

(a) Exempt from preparing individual accounts by virtue of Section 394A of the Companies Act 2006 and from filing individual accounts by virtue of Section 448A of the Companies Act 2006.

(b) Exempt from preparing individual audited accounts by virtue of Section 479A of the Companies Act 2006.

(c) Not directly owned by Carnival plc.

In order to obtain the above filing exemptions, the Parent Company will guarantee the outstanding liabilities to which each of the above companies is subject at November 30, 2022.

NOTE 8 — Accrued Liabilities and Other

(in millions)	November 30, 2022	2021
Compensation and benefits	$ 50	$ 55
Interest	29	17
Port fees	20	5
Other	109	126
	$ 209	$ 203

NOTE 9 — Other Long-Term Liabilities

(in millions)	November 30, 2022	2021
Customer deposits	$ 65	$ 79
Post-employment benefits	6	16
Other long-term liabilities	14	6
	$ 84	$ 102

NOTE 10 — Share Capital and Reserves

(in millions)	Number of Shares	Share Capital
At November 30, 2021	217.4	$ 361
Ordinary shares issued and fully paid	—	—
At November 30, 2022	217.4	$ 361

There were 31.2 million shares held as treasury stock at November 30, 2022 (32.4 million shares were held as treasury stock at November 30, 2021).

At November 30, 2022 there were 13.3 million ordinary shares at $1.66 each of Carnival plc (3.2 million at November 30, 2021) authorized for future issuance under its employee benefit plans.

The Parent Company has two allotted and issued subscriber shares of £1 each, that carry no voting rights and no right to receive any dividend or any amount paid on return of capital. The Parent Company has one special voting share of £1 issued to Carnival Corporation in connection with the DLC transaction to enable Carnival Corporation's shareholders to vote as a group on Parent Company shareholder matters. The Parent Company has one Equalization Share of £1 that carry's no voting rights. At November 30, 2022 and 2021, the Parent Company had 50,000 allotted but unissued redeemable preference shares of £1 each. The preference shares, which carry no voting rights, rank behind other classes of shares in relation to the payment of capital on certain types of distributions from the Parent Company.

Independent auditors' report to the members of Carnival plc

Report on the audit of the financial statements

Opinion

In our opinion, Carnival plc's Group financial statements and Company financial statements (the "financial statements"):

- give a true and fair view of the state of the Group's and of the Company's affairs as at 30 November 2022 and of the Group's loss and the Group's cash flows for the year then ended;
- the Group financial statements have been properly prepared in accordance with UK-adopted international accounting standards as applied in accordance with the provisions of the Companies Act 2006;
- the Company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards, including FRS 101 "Reduced Disclosure Framework", and applicable law); and
- the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

We have audited the financial statements, included within the Annual Report which comprise: the Group and Parent Company Balance Sheets as at 30 November 2022; the Group Statements of Income (Loss) and Group Statements of Comprehensive Income (Loss), the Group Statements of Cash Flows, and the Group and Parent Company Statements of Changes in Shareholders' Equity for the year then ended; and the notes to the financial statements, which include a description of the significant accounting policies.

Our opinion is consistent with our reporting to the Audit Committee.

The Carnival Corporation & plc consolidated financial statements for 2022, prepared under U.S. Generally Accepted Accounting Principles (referred to as either the "Carnival Corporation & plc U.S. GAAP consolidated financial statements" or the "DLC Financial Statements"), which are included in the Carnival plc Annual Report, as other information, do not form part of the Carnival plc Financial Statements. Accordingly, they are not within the scope of this opinion.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) ("ISAs (UK)") and applicable law. Our responsibilities under ISAs (UK) are further described in the Auditors' responsibilities for the audit of the financial statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We remained independent of the Group in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, which includes the FRC's Ethical Standard, as applicable to listed public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

To the best of our knowledge and belief, we declare that non-audit services prohibited by the FRC's Ethical Standard were not provided.

Other than those disclosed in the Corporate Governance Report, we have provided no non-audit services to the Company or its controlled undertakings in the period under audit.

Our audit approach

Context

The prolonged pause in guest operations as a result of the COVID-19 pandemic continued to have a material negative impact on the Group's and Company's financial results and liquidity during 2022. With the easing of travel restrictions, the Group has resumed guest cruise operations and is focused on driving revenue growth and returning to strong profitability.

As explained in the Strategic Report, a key focus of the Group is climate action, which includes their commitment to reduce carbon emissions and their aspiration to achieve net carbon-neutral operations by 2050. More detail of how we have responded to the impact of climate change can be found in the section entitled 'The impact of climate risk on our audit' below.

Overview
Audit scope

- There are thirteen components in the Carnival plc consolidation.
- Three consolidation components were subject to an audit of their complete financial information due to their size, namely AIDA, Costa and Carnival UK.
- Specific audit procedures were performed by the Group team on certain balances and transactions in respect of four other components.
- Certain specific audit procedures were also performed at the Group's head office in Miami, Florida by the PwC US Carnival Corporation & plc audit engagement team across balances and transactions in a number of the consolidation components and over certain disclosures in the Annual Report.
- For all the component auditors for financially significant components and the members of the PwC US Carnival Corporation & plc team, we engaged in regular telephone and video calls. In addition, we conducted site visits to both the AIDA and Costa components in conjunction with senior members of the PwC US Carnival Corporation & plc audit engagement team.

Key audit matters

- Impairment review of the carrying value of ships (Group and Company)
- Investment in subsidiaries impairment assessment (Company)
- Impact of COVID-19 pandemic (Group and Company)

Materiality

- Overall Group materiality: US$70 million (2021: US$56 million) based on approximately 4.4% of the absolute net loss before income taxes and impairment charges. In the prior year this was restricted to the overall materiality applied in 2019 and 2020. This approach was appropriate whilst the Group was in recovery following the pandemic, due to the majority of the fleet now back in operation and in the increase in occupancy rates we have concluded the restriction is no longer necessary.
- Overall Company materiality: US$65 million (2021: US$ 53 million) based on 1% of total assets. For the purposes of the audit of the Group financial statements, we determined a component materiality for the Company of US$65 million on the basis that the Company should not have a higher materiality than the overall Group.
- Performance materiality: US$53 million (2021: US$42 million) (Group) and US$49 million (2021: US$39 million.) (Company).

The scope of our audit
As part of designing our audit, we determined materiality and assessed the risks of material misstatement in the financial statements.

Key audit matters
Key audit matters are those matters that, in the auditors' professional judgement, were of most significance in the audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) identified by the auditors, including those which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team. These matters, and any comments we make on the results of our procedures thereon, were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

This is not a complete list of all risks identified by our audit.

Impairment review of goodwill (Group and Company), which was a key audit matter last year, is no longer included because of the goodwill carrying value being written down to nil in the prior year. Otherwise, the key audit matters below are consistent with last year.

Key audit matter	How our audit addressed the key audit matter
Impairment review of the carrying value of ships (Group and Company) (see note 2 to the financial statements for the disclosures of the related accounting policies and note 10 and note 4 in the parent company financial statements)	We have obtained an understanding from management as to how the models have been constructed and the rationale for each key assumption. As part of our work, we also ensured they are mathematically accurate. We assessed management's ability to forecast by reviewing against historical accuracy.
The Group and Company hold significant amounts of property and equipment in the form of cruise ships, as detailed in note 10 to the financial statements. There is a risk that, as a result of a slower than anticipated recovery in demand post COVID-19, as well as other macro economic factors, the carrying value of these ships is overstated and should be impaired.	We considered, and when needed challenged, each core assumption in order to assess those most significant to the conclusion reached and hence which assumptions, if inaccurate, would indicate impairment was not required or indeed would indicate a further shortfall which may lead to further impairment. This included: • forecast ship revenues and costs, by comparing them against available industry data and expectations, historical results, as well as current revenue booking and cost trends; • the discount rates applied by engaging our valuation experts to assess their appropriateness; • the long-term growth rates in the forecasts, by engaging our valuation experts to assess the reasonableness of such assumptions; and • the impact climate change is anticipated to have on future cash flows and assessed the appropriateness of how management had considered these in the construction of the impairment assessments. This included considering the appropriateness of the value and timing of climate change related regulatory costs.
Due to the factors above, the Directors considered that an indication of potential impairment had occurred and an assessment of the carrying value of ships across each of the EA segment CGUs ("brands") was performed. The ship valuation models, constructed at a CGU level, are dependent on a number of key assumptions including forecast ship revenue net of significant variable costs, discount rate and other assumptions including; fuel prices and potential future regulatory costs associated with climate change. In addition, management considered the impairment of individual ships, planned for disposal.	We considered the reasonableness of the remaining assumptions, including tying back to long term trends and assessing against the wider economic factors and global economic uncertainty when considering demand and cost projections.
In total, in 2022, impairment charges on ships of US$1,149m were recognised by the Group. No ship impairment charges were recorded in the Company.	We conducted a range of sensitivity analyses to ascertain what would lead to a materially different outcome and to challenge management regarding their assumptions. We held meetings with component management teams to corroborate that the assumptions made by Group management align with their views of their respective brands. We challenged disclosures made in the financial statements in relation to ship impairment, including with regard to the key accounting estimates relevant to the assessments made. We considered management's assessment of the ship's economic lives in the context of the risks posed by climate change. With regard to impairments recorded against specific ships, we considered the appropriateness of estimated sales prices based on sales contracts or comparable recent sales. Overall, we are satisfied that the impairments recorded in the year and associated disclosures are appropriate.

Key audit matter	How the matter was addressed in our audit
Investment in subsidiaries impairment assessment (Company) (See note 1 to the parent company financial statements for the Directors' disclosures of the related accounting policies and note 7)	
Investments in subsidiaries are accounted for at cost less provision for impairment in the Company. The Directors identified the slower than anticipated recovery in demand post COVID-19 as well as other macro-economic factors as an indicator of potential impairment, and therefore assessed whether the investments' carrying values could be supported by their recoverable amount. In developing the cash flow forecasts, the Directors utilised consistent assumptions with those described for ship impairments, most significantly forecast ship revenue net of significant variable costs, discount rate and other assumptions including; fuel prices and potential future regulatory costs associated with climate change. Impairment charges totalling US$2.2bn were identified primarily in respect of the Company's investment in Costa Crociere SpA	We obtained management's impairment assessments for the investments in subsidiaries held by the Company. For the investment in Costa Crociere SpA, we tested its recoverable amount determined with reference to its discounted future cash flows, prepared utilising the same methodology as those models used within the CGU models used to assess ship impairments. We tested the reasonableness of the key assumptions used, including revenue and cost growth rates, discount rates and costs associated with climate change. As a result of our work, we found the assumptions applied in management's analysis to be reasonable and we are satisfied the impairment recorded in the year is appropriate.
Impact of COVID-19 pandemic (Group and Company) (See note 1 to the financial statements for the Directors' disclosures of the related accounting policies, and note 2)	Our procedures in respect of investments and ship impairments are set out in the respective key audit matters above.
As described in Note 1 to the consolidated financial statements, the continued effects of the COVID-19 pandemic, inflation, higher fuel prices, higher interest rates, fluctuations in foreign currency rates and the Group's substantial debt balance have had and may continue to have a material negative impact on the Group's financial results. For almost three years, management has taken actions to manage the Group's liquidity, including completing various capital market transactions, obtaining relevant financial covenant amendments or waivers, accelerating the removal of certain ships from the fleet and during the pause in guest cruise operations, reducing capital expenditures and operating expenses. The principal assumptions used in management's estimate of future liquidity requirements consisted of (i) continued cruise operations and expected timing of cash collections for cruise bookings; (ii) expected increases in revenue in 2023 on a per passenger basis compared with 2019 with the relaxation of COVID-19 related protocols; (iii) expected improvement in occupancy on a year-over-year basis returning to historical levels in the summer of 2023; (iv) expected stabilisation of fuel prices around November 2022 year-end prices; (v) continued stabilisation of inflationary pressures on costs, moderated by a larger-more efficient fleet as compared with 2019; and include other assumptions such as; (vi) new ship deliveries, improvements and removals.	With respect to the Directors' going concern assessment, the procedures we performed, and our findings are set out in the "Conclusions relating to going concern" section below

Based on these actions and assumptions, and considering the liquidity including cash and borrowings available under the multi-currency revolving credit facility at 30 November 2022, the Directors believe that they have sufficient liquidity to fund obligations and expect to remain in compliance with the Group's financial covenants for at least the next twelve months from the issuance of the financial statements.	We considered the disclosures in the Going Concern and Viability statements along with the financial statements in respect of the impact of COVID-19 regarding liquidity and concluded that these are appropriate.

How we tailored the audit scope

We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial statements as a whole, taking into account the structure of the group and the company, the accounting processes and controls, and the industry in which they operate.

Carnival plc has thirteen consolidation components. Three consolidation components, AIDA, Costa and Carnival UK (Cunard and P&O Cruises (UK)), which are considered financially significant and together contribute over 87% of net loss before income taxes and impairment charges to the Group results, were subject to an audit of their complete financial information, due to their size, by local component teams. We met with local management, and we performed file reviews of the component teams' work via telephone and video calls for each of the AIDA, Costa and Carnival UK components.

In addition, specific audit procedures over the following FSLIs, onboard and other revenue, onboard and other costs and Property plant and equipment in HAP Alaska as well as customer deposits in Princess Charters were performed by the Group engagement team.

We also used a US team, who are primarily responsible for the audit of Carnival Corporation & plc, to perform certain specified procedures across balances and transactions in a number of the consolidation components and over certain disclosures in the Annual Report from the Group's head office in Miami, Florida. Such procedures performed included contributing to our assessment of the going concern basis of preparation, intercompany balances and transactions, cash and debt balances held, and equity and reserves. We met with the US team and Group management via regular telephone and video calls.

These, together with additional procedures performed at the Group level, including auditing the consolidation and financial statement disclosures, gave us the evidence we needed for our opinion on the financial statements as a whole.

The impact of climate risk on our audit

As part of our audit we made enquiries of management to understand the process management adopted to assess the extent of the potential impact of climate risk on the Group's financial statements and support the disclosures made within note 2 in the financial statements. In addition to enquiries with management, we also read additional reporting made by the entity on climate including its sustainability report, and it's Carbon Disclosure Project public submission.

We challenged the completeness of management's climate risk assessment by challenging the consistency of management's climate impact assessment with internal climate plans and board minutes, including whether the time horizons management have used take account of all relevant aspects of climate change such as transition risks. In addition, we read the communications for details of climate related impacts.

Management has stated aspirations of achieving net zero carbon emissions by 2050 and is working on how to achieve this. Given the stage of development of this work and the medium to long term horizon, the future financial impacts are uncertain. We confirmed with management and the Audit Committee that the estimated financial impacts of climate change will be reassessed prospectively and our expectation that climate change disclosures will evolve as the understanding of the actual and potential impacts on the Group's future operations are established with greater certainty.

In planning and executing our audit, we considered the Group's climate change risk assessment process and this, together with involvement of our own sustainability specialists, provided us with an understanding of the potential impact of climate change on the financial statements. We assessed that the key financial statement line items and estimates which are more likely to be materially impacted by climate risks are those associated with future cash flows, given the more notable impacts of climate change on the business are expected to arise in the medium to long term. These include the carrying value of ships and the carrying value of the Company's investments in subsidiaries, as well as specific consideration of the impact of climate change on likely ship ownership periods, residual value estimates for ships, and the related impact on annual depreciation charges. Our key audit matters further explain how we evaluated the impact of climate change.

Materiality

The scope of our audit was influenced by our application of materiality. We set certain quantitative thresholds for materiality. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures on the individual financial statement line items and disclosures and in evaluating the effect of misstatements, both individually and in aggregate on the financial statements as a whole.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

	Financial statements – Group	**Financial statements – Company**
Overall materiality	US$70 million (2021:US$56 million).	US$65 million (2021:US$53 million).
How we determined it	Approximately 4.4% of the absolute net loss before income taxes and impairment charges, in the prior year this was restricted to the overall materiality applied in 2019 and 2020. This approach was appropriate whilst the Group was in recovery following the pandemic, due to the majority of the fleet now back in operation and in the increase in occupancy rates we have concluded the restriction is no longer necessary.	1% of total assets. For the purposes of the audit of the Group financial statements, we determined a component materiality for the Company of US$65million on the basis that the Company should not have a higher materiality than the overall Group.
Rationale for benchmark applied	The primary measure of the business performance is loss before tax and impairment. We have used the same benchmark as for 2021 but given the recovery of the operations, we have not restricted the quantum to 2019 levels as we did in 2021	We believe that total assets is an appropriate benchmark for the Company as this entity is principally an investment and financing holding Company with some operational activity. For the purposes of the audit of the Group financial statements, we determined a component materiality for the Company of US$65 million on the basis that the Company should not have a higher materiality than the overall Group.

For each component in the scope of our group audit, we allocated a materiality that is less than our overall group materiality. The range of materiality allocated across components was between $52 million and $65 million.

We use performance materiality to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds overall materiality. Specifically, we use performance materiality in determining the scope of our audit and the nature and extent of our testing of account balances, classes of transactions and disclosures, for example in determining sample sizes. Our performance materiality was 75% (2021: 75%) of overall materiality, amounting to US$53 million (2021: US$42 million) for the Group financial statements and US$49 million (2021:US$39 million.) for the Company financial statements.

In determining the performance materiality, we considered a number of factors — the history of misstatements, risk assessment and aggregation risk and the effectiveness of controls — and concluded that an amount at the upper end of our normal range was appropriate.

We agreed with the Audit Committee that we would report to them misstatements identified during our audit above $7 million (Group audit) (2021: $5 million) and $6 million (Company audit) (2021: $5 million) as well as misstatements below those amounts that, in our view, warranted reporting for qualitative reasons.

Conclusions relating to going concern

Our evaluation of the Directors' assessment of the Group's and the Company's ability to continue to adopt the going concern basis of accounting included:

- Assessing management's base case and severe but plausible downside scenario models supporting the Board's going concern assessment, evaluating the process by which the assessments have been drawn up, ensuring that the calculations in the model were mathematically accurate and that the overall methodology used was appropriate;
- Evaluating management's base case by ensuring that the forecasts being used were aligned with the Board's most recent forecasts. In evaluating the inputs used in the base case scenario, we considered the key assumptions including, occupancy levels and forecast ticket prices;
- We considered the likelihood of the severe but plausible downside scenario modelled and whether other scenarios including a reduced level of occupancy could arise and the associated impact on liquidity and covenant headroom. We considered management's ability to forecast by assessing both historical performance, current levels of forward bookings and the impact of the global economic outlook on pricing.
- Evaluating the committed financing facilities currently available to the Carnival Corporation & plc group and ensuring that the models appropriately included all contractual debt repayments and committed capital expenditures;

- Agreeing to debt agreements and associated amendments secured, the covenants attached to each facility and considering the Group's and Company's forecast compliance at the measurement dates included in the going concern assessment period;
- Agreeing the cash on hand and available facilities included in the going concern assessment to our year end audit work; and
- Reading the Directors' basis of preparation note in note 1 and the disclosures provided in the Viability statement and Going concern statement and evaluating whether they appropriately describe the Board's consideration of this matter.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the Group's and the Company's ability to continue as a going concern for a period of at least twelve months from when the financial statements are authorised for issue.

In auditing the financial statements, we have concluded that the Directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate.

As not all future events or conditions can be predicted, this conclusion is not a guarantee as to the group's and the company's ability to continue as a going concern.

In relation to the Directors' reporting on how they have applied the UK Corporate Governance Code, we have nothing material to add or draw attention to in relation to the directors' statement in the financial statements about whether the directors considered it appropriate to adopt the going concern basis of accounting.

Our responsibilities and the responsibilities of the Directors with respect to going concern are described in the relevant sections of this report.

Reporting on other information

The other information comprises all of the information in the Annual Report other than the financial statements and our auditors' report thereon. The Directors are responsible for the other information. Our opinion on the financial statements does not cover the other information and, accordingly, we do not express an audit opinion or, except to the extent otherwise explicitly stated in this report, any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If we identify an apparent material inconsistency or material misstatement, we are required to perform procedures to conclude whether there is a material misstatement of the financial statements or a material misstatement of the other information. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report based on these responsibilities.

With respect to the Strategic report and Directors' Report, we also considered whether the disclosures required by the UK Companies Act 2006 have been included.

Based on our work undertaken in the course of the audit, the Companies Act 2006 requires us also to report certain opinions and matters as described below.

Strategic report and Directors' report

In our opinion, based on the work undertaken in the course of the audit, the information given in the Strategic report and Directors' report for the year ended 30 November 2022 is consistent with the financial statements and has been prepared in accordance with applicable legal requirements.

In light of the knowledge and understanding of the group and company and their environment obtained in the course of the audit, we did not identify any material misstatements in the Strategic report and Directors' report.

Directors' Remuneration

In our opinion, the part of the Directors' Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006.

Corporate governance statement

The Listing Rules require us to review the Directors' statements in relation to going concern, longer-term viability and that part of the corporate governance statement relating to the company's compliance with the provisions of the UK Corporate Governance Code specified for our review. Our additional responsibilities with respect to the corporate governance statement as other information are described in the Reporting on other information section of this report.

Based on the work undertaken as part of our audit, we have concluded that each of the following elements of the corporate governance statement is materially consistent with the financial statements and our knowledge obtained during the audit, and we have nothing material to add or draw attention to in relation to:

- The Directors' confirmation that they have carried out a robust assessment of the emerging and principal risks;
- The disclosures in the Annual Report that describe those principal risks, what procedures are in place to identify emerging risks and an explanation of how these are being managed or mitigated;
- The Directors' statement in the financial statements about whether they considered it appropriate to adopt the going concern basis of accounting in preparing them, and their identification of any material uncertainties to the Group's and Company's ability to continue to do so over a period of at least twelve months from the date of approval of the financial statements;
- The Directors' explanation as to their assessment of the Group's and Company's prospects, the period this assessment covers and why the period is appropriate; and
- The Directors' statement as to whether they have a reasonable expectation that the company will be able to continue in operation and meet its liabilities as they fall due over the period of its assessment, including any related disclosures drawing attention to any necessary qualifications or assumptions.

Our review of the Directors' statement regarding the longer-term viability of the Group and Company was substantially less in scope than an audit and only consisted of making inquiries and considering the Directors' process supporting their statement; checking that the statement is in alignment with the relevant provisions of the UK Corporate Governance Code; and considering whether the statement is consistent with the financial statements and our knowledge and understanding of the group and company and their environment obtained in the course of the audit.

In addition, based on the work undertaken as part of our audit, we have concluded that each of the following elements of the corporate governance statement is materially consistent with the financial statements and our knowledge obtained during the audit:

- The Directors' statement that they consider the Annual Report, taken as a whole, is fair, balanced and understandable, and provides the information necessary for the members to assess the group's and company's position, performance, business model and strategy;
- The section of the Annual Report that describes the review of effectiveness of risk management and internal control systems; and
- The section of the Annual Report describing the work of the Audit Committee.

We have nothing to report in respect of our responsibility to report when the directors' statement relating to the company's compliance with the Code does not properly disclose a departure from a relevant provision of the Code specified under the Listing Rules for review by the auditors.

Responsibilities for the financial statements and the audit

Responsibilities of the Directors for the financial statements

As explained more fully in the Statement of Directors' Responsibilities, the Directors are responsible for the preparation of the financial statements in accordance with the applicable framework and for being satisfied that they give a true and fair view. The Directors are also responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Directors are responsible for assessing the Group's and the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or the company or to cease operations, or have no realistic alternative but to do so.

Auditors' responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud, is detailed below.

Based on our understanding of the group and industry, we identified that the principal risks of non-compliance with laws and regulations related to the requirement of the Group to comply with the complexities of listing and UK and international tax regulations, as well as a series of environmental regulations and unethical and prohibited business practices, and we considered the extent to which non-compliance might have a material effect on the financial statements. We also considered those laws and regulations that have a direct impact on the financial statements such as the Companies Act 2006. We evaluated management's incentives and opportunities for fraudulent manipulation of the financial statements (including the risk of override of controls), and determined that the principal risks were related to posting inappropriate journal entries to increase revenue or reduce expenditure, and management bias in accounting estimates. The group engagement team shared this risk assessment with the component auditors so that they could include appropriate audit procedures in response to such risks in their work. Audit procedures performed by the group engagement team and/or component auditors included:

- Review of the financial statement disclosures to underlying supporting documentation;.
- Discussions with management at multiple levels across the business and the Group's internal legal counsel throughout the year, as well as at year end. These discussions included consideration of known or suspected instances of non-compliance with laws and regulations and fraud;
- Making enquiries of external counsel in order to understand the nature of existing legal cases;
- Review of significant component auditors' work and review of internal audit reports in so far as they related to the financial statements;
- Substantive testing of significant accounting estimates, particularly in relation to the impairment assessments of ships and the going concern assessments (see related key audit matters above); and
- Identifying and testing journal entries, in particular any journal entries posted to revenue and expenditure accounts with unusual account combinations, to identify any unusual or irregular items.

There are inherent limitations in the audit procedures described above. We are less likely to become aware of instances of non-compliance with laws and regulations that are not closely related to events and transactions reflected in the financial statements. Also, the risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion.

Our audit testing might include testing complete populations of certain transactions and balances, possibly using data auditing techniques. However, it typically involves selecting a limited number of items for testing, rather than testing complete populations. We will often seek to target particular items for testing based on their size or risk characteristics. In other cases, we will use audit sampling to enable us to draw a conclusion about the population from which the sample is selected.

A further description of our responsibilities for the audit of the financial statements is located on the FRC's website at: www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditors' report.

Use of this report

This report, including the opinions, has been prepared for and only for the company's members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Other required reporting

Companies Act 2006 exception reporting

Under the Companies Act 2006 we are required to report to you if, in our opinion:

- we have not obtained all the information and explanations we require for our audit; or
- adequate accounting records have not been kept by the company, or returns adequate for our audit have not been received from branches not visited by us; or
- certain disclosures of Directors' remuneration specified by law are not made; or
- the company financial statements and the part of the Directors' Remuneration Report to be audited are not in agreement with the accounting records and returns.

We have no exceptions to report arising from this responsibility.

Appointment

Following the recommendation of the Audit Committee, we were appointed by the members on 23 June 2003 to audit the financial statements for the year ended 30 November 2003 and subsequent financial periods. The period of total uninterrupted engagement is 20 years, covering the years ended 30 November 2003 to 30 November 2022.

Other matter

As required by the Financial Conduct Authority Disclosure Guidance and Transparency Rule 4.1.14R, these financial statements form part of the ESEF-prepared annual financial report filed on the National Storage Mechanism of the Financial Conduct Authority in accordance with the ESEF Regulatory Technical Standard ('ESEF RTS'). This auditors' report provides no assurance over whether the annual financial report has been prepared using the single electronic format specified in the ESEF RTS.

John Waters (Senior Statutory Auditor)
for and on behalf of PricewaterhouseCoopers LLP
Chartered Accountants and Statutory Auditors
London
27 January 2023

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in millions, except per share data)

	Years Ended November 30,		
	2022	2021	2020
Revenues			
Passenger ticket	$ 7,022	$ 1,000	$ 3,684
Onboard and other	5,147	908	1,910
	12,168	1,908	5,595
Operating Costs and Expenses			
Commissions, transportation and other	1,630	269	1,139
Onboard and other	1,528	272	605
Payroll and related	2,181	1,309	1,780
Fuel	2,157	680	823
Food	863	187	413
Ship and other impairments	440	591	1,967
Other operating	2,958	1,346	1,518
	11,757	4,655	8,245
Selling and administrative	2,515	1,885	1,878
Depreciation and amortization	2,275	2,233	2,241
Goodwill impairments	—	226	2,096
	16,547	8,997	14,460
Operating Income (Loss)	(4,379)	(7,089)	(8,865)
Nonoperating Income (Expense)			
Interest income	74	12	18
Interest expense, net of capitalized interest	(1,609)	(1,601)	(895)
Gain (loss) on debt extinguishment, net	(1)	(670)	(459)
Other income (expense), net	(165)	(173)	(52)
	(1,701)	(2,433)	(1,388)
Income (Loss) Before Income Taxes	(6,080)	(9,522)	(10,253)
Income Tax Benefit (Expense), Net	(14)	21	17
Net Income (Loss)	$ (6,093)	$ (9,501)	$ (10,236)
Earnings Per Share			
Basic	$ (5.16)	$ (8.46)	$ (13.20)
Diluted	$ (5.16)	$ (8.46)	$ (13.20)

The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in millions)

	Years Ended November 30,		
	2022	2021	2020
Net Income (Loss)	$ (6,093)	$ (9,501)	$ (10,236)
Items Included in Other Comprehensive Income (Loss)			
Change in foreign currency translation adjustment	(503)	(118)	578
Other	22	53	51
Other Comprehensive Income (Loss)	(481)	(65)	630
Total Comprehensive Income (Loss)	$ (6,574)	$ (9,567)	$ (9,606)

The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED BALANCE SHEETS
(in millions, except par values)

	November 30, 2022	November 30, 2021
ASSETS		
Current Assets		
Cash and cash equivalents	$ 4,029	$ 8,939
Restricted cash	1,988	14
Short-term investments	—	200
Trade and other receivables, net	395	246
Inventories	428	356
Prepaid expenses and other	652	379
Total current assets	7,492	10,133
Property and Equipment, Net	38,687	38,107
Operating Lease Right-of-Use Assets	1,274	1,333
Goodwill	579	579
Other Intangibles	1,156	1,181
Other Assets	2,515	2,011
	$ 51,703	$ 53,344
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Short-term borrowings	$ 200	$ 2,790
Current portion of long-term debt	2,393	1,927
Current portion of operating lease liabilities	146	142
Accounts payable	1,050	797
Accrued liabilities and other	1,942	1,641
Customer deposits	4,874	3,112
Total current liabilities	10,605	10,408
Long-Term Debt	31,953	28,509
Long-Term Operating Lease Liabilities	1,189	1,239
Other Long-Term Liabilities	891	1,043
Commitments and Contingencies		
Shareholders' Equity		
Carnival Corporation common stock, $0.01 par value; 1,960 shares authorized; 1,244 shares at 2022 and 1,116 shares at 2021 issued	12	11
Carnival plc ordinary shares, $1.66 par value; 217 shares at 2022 and 2021 issued	361	361
Additional paid-in capital	16,872	15,292
Retained earnings	269	6,448
Accumulated other comprehensive income (loss) ("AOCI")	(1,982)	(1,501)
Treasury stock, 130 shares at 2022 and 2021 of Carnival Corporation and 72 shares at 2022 and 67 shares at 2021 of Carnival plc, at cost	(8,468)	(8,466)
Total shareholders' equity	7,065	12,144
	$ 51,703	$ 53,344

The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Years Ended November 30,		
	2022	2021	2020
OPERATING ACTIVITIES			
Net income (loss)	$ (6,093)	$ (9,501)	$ (10,236)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities			
Depreciation and amortization	2,275	2,233	2,241
Impairments	470	834	4,063
(Gain) loss on debt extinguishment	1	668	459
(Income) loss from equity-method investments	38	129	20
Share-based compensation	101	121	105
Amortization of discounts and debt issue costs	171	172	119
Noncash lease expense	148	140	172
Other, net	57	137	(56)
	(2,832)	(5,067)	(3,114)
Changes in operating assets and liabilities			
Receivables	(171)	(7)	125
Inventories	(95)	(63)	77
Prepaid expenses and other	(874)	(1,070)	(209)
Accounts payable	283	206	(165)
Accrued liabilities and other	341	601	(311)
Customer deposits	1,679	1,291	(2,703)
Net cash provided by (used in) operating activities	(1,670)	(4,109)	(6,301)
INVESTING ACTIVITIES			
Purchases of property and equipment	(4,940)	(3,607)	(3,620)
Proceeds from sales of ships and other	70	351	334
Purchase of minority interest	(1)	(90)	(81)
Purchase of short-term investments	(315)	(2,873)	—
Proceeds from maturity of short-term investments	515	2,673	—
Other, net	(96)	3	127
Net cash provided by (used in) investing activities	(4,767)	(3,543)	(3,240)
FINANCING ACTIVITIES			
Proceeds from (repayments of) short-term borrowings, net	(2,590)	(293)	2,852
Principal repayments of long-term debt	(2,075)	(5,956)	(1,621)
Premium paid on extinguishment of debt	(1)	(545)	—
Proceeds from issuance of long-term debt	7,209	13,042	15,020
Dividends paid	—	—	(689)
Purchases of common stock	—	—	(12)
Issuance of common stock, net	1,180	1,009	3,249
Issuance of common stock under the Stock Swap Program	95	206	—
Purchase of treasury stock under the Stock Swap Program	(87)	(188)	—
Debt issue costs and other, net	(154)	(327)	(150)
Net cash provided by (used in) financing activities	3,577	6,949	18,650
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(79)	(13)	53
Net increase (decrease) in cash, cash equivalents and restricted cash	(2,940)	(715)	9,161
Cash, cash equivalents and restricted cash at beginning of year	8,976	9,692	530
Cash, cash equivalents and restricted cash at end of year	$ 6,037	$ 8,976	$ 9,692

The accompanying notes are an integral part of these consolidated financial statements.

DLC Financial Statements and Other Information

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in millions)

	Common stock	Ordinary shares	Additional paid-in capital	Retained earnings	AOCI	Treasury stock	Total shareholders' equity
At November 30, 2019	$ 7	$ 358	$ 8,807	$ 26,653	$ (2,066)	$ (8,394)	$ 25,365
Net income (loss)	—	—	—	(10,236)	—	—	(10,236)
Other comprehensive income (loss)	—	—	—	—	630	—	630
Cash dividends declared	—	—	—	(342)	—	—	(342)
Issuances of common stock, net	2	—	3,247	—	—	—	3,249
Issuance and repurchase of Convertible Notes (net settled through a registered direct offering)	2	—	1,798	—	—	—	1,799
Purchases of treasury stock under the Repurchase Program and other	—	2	97	—	—	(10)	89
At November 30, 2020	11	361	13,948	16,075	(1,436)	(8,404)	20,555
Net income (loss)	—	—	—	(9,501)	—	—	(9,501)
Other comprehensive income (loss)	—	—	—	—	(65)	—	(65)
Issuance of common stock, net	—	—	1,009	—	—	—	1,009
Conversion of Convertible Notes	—	—	15	—	—	—	15
Purchases and issuances under the Stock Swap program	—	—	206	—	—	(188)	19
Issuance of treasury shares for vested share-based awards	—	—	—	(126)	—	126	—
Share-based compensation and other	—	—	113	—	—	—	113
At November 30, 2021	11	361	15,292	6,448	(1,501)	(8,466)	12,144
Net income (loss)	—	—	—	(6,093)	—	—	(6,093)
Other comprehensive income (loss)	—	—	—	—	(481)	—	(481)
Issuances of common stock, net	1	—	1,178	—	—	—	1,180
Issuance of Convertible Notes	—	—	229	—	—	—	229
Purchases and issuances under the Stock Swap program, net	—	—	95	—	—	(87)	8
Issuance of treasury shares for vested share-based awards	—	—	—	(85)	—	85	—
Share-based compensation and other	—	—	79	(1)	—	—	78
At November 30, 2022	$ 12	$ 361	$ 16,872	$ 269	$ (1,982)	$ (8,468)	$ 7,065

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 — General

Description of Business

Carnival Corporation was incorporated in Panama in 1974 and Carnival plc was incorporated in England and Wales in 2000. Together with their consolidated subsidiaries, they are referred to collectively in these consolidated financial statements and elsewhere in this 2022 Annual Report as "Carnival Corporation & plc," "our," "us" and "we." The consolidated financial statements include the accounts of Carnival Corporation and Carnival plc and their respective subsidiaries.

We are the largest global cruise company and among the largest leisure travel companies with a portfolio of world-class cruise lines. With operations in North America, Australia, Europe and Asia, our portfolio features — AIDA Cruises, Carnival Cruise Line, Costa Cruises, Cunard, Holland America Line, Princess Cruises, P&O Cruises (Australia), P&O Cruises (UK) and Seabourn.

DLC Arrangement

Carnival Corporation and Carnival plc operate a dual listed company ("DLC") arrangement, whereby the businesses of Carnival Corporation and Carnival plc are combined through a number of contracts and provisions in Carnival Corporation's Articles of Incorporation and By-Laws and Carnival plc's Articles of Association. The two companies operate as a single economic enterprise with a single senior management team and identical Boards of Directors, but each has retained its separate legal identity. Each company's shares are publicly traded on the New York Stock Exchange ("NYSE") for Carnival Corporation and the London Stock Exchange for Carnival plc. The Carnival plc American Depositary Shares are traded on the NYSE.

The constitutional documents of each company provide that, on most matters, the holders of the common equity of both companies effectively vote as a single body. The Equalization and Governance Agreement between Carnival Corporation and Carnival plc provides for the equalization of dividends and liquidation distributions based on an equalization ratio and contains provisions relating to the governance of the DLC arrangement. Because the equalization ratio is 1 to 1, one share of Carnival Corporation common stock and one Carnival plc ordinary share are generally entitled to the same distributions.

Under deeds of guarantee executed in connection with the DLC arrangement, as well as stand-alone guarantees executed since that time, each of Carnival Corporation and Carnival plc have effectively cross guaranteed all indebtedness and certain other monetary obligations of each other. Once the written demand is made, the holders of indebtedness or other obligations may immediately commence an action against the relevant guarantor.

Under the terms of the DLC arrangement, Carnival Corporation and Carnival plc are permitted to transfer assets between the companies, make loans to or investments in each other and otherwise enter into intercompany transactions. In addition, the cash flows and assets of one company are required to be used to pay the obligations of the other company, if necessary.

Given the DLC arrangement, we believe that providing separate financial statements for each of Carnival Corporation and Carnival plc would not present a true and fair view of the economic realities of their operations. Accordingly, separate financial statements for Carnival Corporation and Carnival plc have not been presented.

Liquidity and Management's Plans

In the face of the global impact of COVID-19, we paused our guest cruise operations in March 2020 and began resuming guest cruise operations in 2021.

Based on the evolving nature of COVID-19 and our ongoing collaboration with local and national public health authorities, we have responsibly relaxed our related protocols, including greatly reducing or eliminating testing requirements and vaccination protocols to more closely align with the broader travel industry and strengthening our competitiveness.

As part of our liquidity management, we rely on estimates of our future liquidity, which includes numerous assumptions that are subject to various risks and uncertainties. The principal assumptions used to estimate our future liquidity consist of:

- Our continued cruise operations and expected timing of cash collections for cruise bookings
- Expected increases in revenue in 2023 on a per passenger basis compared to 2019, particularly with the responsible relaxation of COVID-19 related protocols aligning towards land-based vacation alternatives and strengthening our competitiveness
- Expected improvement in occupancy on a year-over-year basis returning to historical levels in the summer of 2023
- Stabilization of fuel prices around November 2022 year-end prices
- Continued stabilization of inflationary pressures on costs, moderated by a larger-more efficient fleet as compared to 2019

In addition, we make certain assumptions about new ship deliveries, improvements and removals, and consider the future export credit financings that are associated with the new ship deliveries.

We have a substantial debt balance as a result of the pause in guest cruise operations and require a significant amount of liquidity or cash provided by operating activities to service our debt. In addition, the continued effects of the pandemic, inflation, higher fuel prices, higher interest rates and fluctuations in foreign currency rates are collectively having a material negative impact on our financial results. The full extent of the collective impact of these items is uncertain and may be amplified by our substantial debt balance. We believe we have made reasonable estimates and judgments of the impact of these events within our consolidated financial statements and there may be changes to those estimates in future periods.

For almost three years, we have taken appropriate actions to manage our liquidity, including completing various capital market transactions, obtaining relevant financial covenant amendments or waivers (see Note 5 — "Debt"), accelerating the removal of certain ships from the fleet, and during the pause, reducing capital expenditures and operating expenses. As of November 30, 2022, 97% of our capacity has resumed guest cruise operations and is serving guests.

Based on these actions and our assumptions, and considering our $8.6 billion of liquidity including cash, restricted cash from the 2028 Senior Priority Notes which became unrestricted in December 2022 and borrowings available under our $1.7 billion, €1.0 billion and £0.2 billion multi-currency revolving credit facility (the "Revolving Facility") at November 30, 2022, we believe that we have sufficient liquidity to fund our obligations and expect to remain in compliance with our financial covenants for at least the next twelve months from the issuance of these financial statements.

We will continue to pursue various opportunities to raise additional capital to fund obligations associated with future debt maturities and/or to extend the maturity dates associated with our existing indebtedness including our Revolving Facility and obtain relevant financial covenant amendments or waivers, if needed. Actions to raise capital may include issuances of debt, convertible debt or equity in private or public transactions or entering into new and extended credit facilities.

NOTE 2 — Summary of Significant Accounting Policies

Basis of Presentation

We consolidate entities over which we have control, as typically evidenced by a voting control of greater than 50% or for which we are the primary beneficiary, whereby we have the power to direct the most significant activities and the obligation to absorb significant losses or receive significant benefits from the entity. We do not separately present our noncontrolling interests in the consolidated financial statements since the amounts are immaterial. For affiliates we do not control but where significant influence over financial and operating policies exists, as typically evidenced by a voting control of 20% to 50%, the investment is accounted for using the equity method.

For 2021, we reclassified $14 million from prepaid expenses and other to restricted cash to conform to the current year presentation.

Preparation of Financial Statements

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported and disclosed in our consolidated financial statements. The full extent to which the effects of the pandemic, inflation, higher fuel prices, higher interest rates and fluctuations in foreign currency rates will directly or indirectly impact our business, operations, results of operations and financial condition, including our valuation of goodwill and trademarks, impairment of ships and collectability of trade and notes receivables, will depend on future developments that are uncertain. We have made reasonable estimates and judgments of such items within our financial statements and there may be changes to those estimates in future periods. Actual results may differ from the estimates used in preparing our consolidated financial statements. All material intercompany balances and transactions are eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents include investments with maturities of three months or less at acquisition which are stated at cost and present insignificant risk of changes in value.

Restricted Cash

Restricted cash is classified as short-term or long-term based on the expected timing of our ability to access or use the amounts. The long-term portion is included within other assets. Substantially all restricted cash as of November 30, 2022 relates to the net proceeds from the issuance of our 2028 Senior Priority Notes, which became unrestricted in December 2022.

Short-term Investments

Short-term investments include investments with maturities of three to 12 months which are stated at cost and present insignificant risk of changes in value.

Trade and Other Receivables

Although we generally require full payment from our customers prior to or concurrently with their cruise, we grant credit terms to a relatively small portion of our revenue source. We have receivables from credit card merchants and travel agents for cruise ticket purchases and onboard revenue. These receivables are included within trade and other receivables, net. We have agreements with a number of credit card processors that transact customer deposits related to our cruise vacations. Certain of these agreements allow the credit card processors to request, under certain circumstances, that we provide a reserve fund in cash. These reserve funds are included in other assets.

Inventories

Inventories consist substantially of food, beverages, hotel supplies, fuel and retail merchandise, which are all carried at the lower of cost or net realizable value. Cost is determined using the weighted-average or first-in, first-out methods.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and any impairment charges. We capitalize interest as part of the cost of capital projects incurred during construction. Depreciation is computed using the straight-line method over our estimated useful lives of the assets to a residual value, as a percentage of original cost, as follows:

	Years	Residual Values
Ships	30	15%
Ship improvements	3-30	0%
Buildings and improvements	10-40	0%
Computer hardware and software	2-12	0%
Transportation equipment and other	3-20	0%
Leasehold improvements, including port facilities	Shorter of the remaining lease term or related asset life (3-30)	0%

The cost of ships under construction includes progress payments for the construction of new ships, as well as design and engineering fees, capitalized interest, construction oversight costs and various owner supplied items. Any liquidated damages received from shipyards are recorded as reductions to the cost basis of the ship.

We have a capital program for the improvement of our ships and for asset replacements to enhance the effectiveness and efficiency of our operations; to comply with, or exceed, all relevant legal and statutory requirements related to health, environment, safety, security and sustainability; and to gain strategic benefits or provide improved product innovations to our guests. We account for ship improvement costs, including replacements of certain significant components and parts, by capitalizing those costs we believe add value to our ships and have a useful life greater than one year and depreciating those improvements over their estimated remaining useful life. The costs of repairs and maintenance, including those incurred when a ship is taken out-of-service for scheduled maintenance, and minor improvement costs and expenses, are charged to expense as incurred.

In addition, specifically identified or estimated cost and accumulated depreciation of previously capitalized ship components are written-off upon retirement, which may result in a loss on disposal that is also included in other operating expenses.

We have estimated our ships' useful lives at 30 years and residual values at 15% of our original ship cost. Our ship useful life and residual value estimates take into consideration the estimated weighted-average useful lives of the ships' major component systems, such as hull, superstructure, main electric, engines and cabins. We also take into consideration the impact of technological changes, historical useful lives of similarly-built ships, long-term cruise and vacation market conditions and regulatory changes, including those related to the environment and climate change. We determine the residual value of our ships based on our long-term estimates of their resale value at the end of their useful life to us but before the end of their physical and economic lives to others, historical resale values of our and other cruise ships as well as our expectations of the long-term viability of the secondary cruise ship market. We review estimated useful lives and residual values for reasonableness whenever events or circumstances significantly change.

We evaluate ship asset impairments at the individual ship level which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. We review our ships for impairment whenever events or circumstances indicate that the carrying value of a ship may not be recoverable. If estimated future cash flows are less than the carrying value of a ship, an impairment charge is recognized to the extent its carrying value exceeds its estimated fair value.

Leases

Substantially all of our leases for which we are the lessee are operating leases of port facilities and real estate and are included within operating lease right-of-use assets, long-term operating lease liabilities and current portion of operating lease liabilities in our Consolidated Balance Sheets.

We have port facilities and real estate lease agreements with lease and non-lease components, and in such cases, we account for the components as a single lease component.

We do not recognize lease assets and lease liabilities for any leases with an original term of less than one year. For some of our port facilities and real estate lease agreements, we have the option to extend our current lease term by 1 to 10 years. Generally, we do not include renewal options as a component of our present value calculation as we are not reasonably certain that we will exercise the options.

As most of our leases do not have a readily determinable implicit rate, we estimate the incremental borrowing rate ("IBR") to determine the present value of lease payments. We apply judgment in estimating the IBR including considering the term of the lease, the currency in which the lease is denominated, and the impact of collateral and our credit risk on the rate.

We amortize our lease assets on a straight-line basis over the lease term.

Goodwill and Other Intangibles

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in a business acquisition. We review our goodwill for impairment as of July 31 every year, or more frequently if events or circumstances dictate. All of our goodwill has been allocated to our reporting units. The impairment review for goodwill allows us to first assess qualitative factors to determine whether it is necessary to perform the more detailed quantitative goodwill impairment test. We would perform the quantitative test if our qualitative assessment determined it is more-likely-than-not that a reporting unit's estimated fair value is less than its carrying amount. We may also elect to bypass the qualitative assessment and proceed directly to the quantitative test for any reporting unit. When performing the quantitative test, if the estimated fair value of the reporting unit exceeds its carrying value, no further analysis is required. However, if the estimated fair value of the reporting unit is less than the carrying value, goodwill is written down based on the difference between the reporting unit's carrying amount and its fair value, limited to the amount of goodwill allocated to the reporting unit. Judgment is required in estimating the fair value of our reporting unit.

Trademarks represent substantially all of our other intangibles. Trademarks are estimated to have an indefinite useful life and are not amortizable but are reviewed for impairment at least annually and as events or circumstances dictate. The impairment review for trademarks also allows us to first assess qualitative factors to determine whether it is necessary to perform a more detailed quantitative trademark impairment test. We would perform the quantitative test if our qualitative assessment determined it was more-likely-than-not that the trademarks are impaired. We may also elect to bypass the qualitative assessment and proceed directly to the quantitative test. Our trademarks would be considered impaired if their carrying value exceeds their estimated fair value.

Equity Method Investments

Equity method investments are initially recognized at cost and are included in other assets in the Consolidated Balance Sheets. Our proportionate interest in their results is included in other income (expense), net in the Consolidated Statements of Income.

Debt and Debt Issuance Costs

Debt is recorded at initial fair value, which normally reflects the proceeds received by us, net of debt issuance costs. Debt is subsequently stated at amortized cost. Debt issuance costs are generally amortized to interest expense using the straight-line method, which approximates the effective interest method, over the term of the debt. Debt issue discounts and premiums are generally amortized to interest expense using the effective interest rate method over the term of the debt.

Derivatives and Other Financial Instruments

We have in the past and may in the future utilize derivative and non-derivative financial instruments, such as foreign currency forwards, options and swaps, foreign currency debt obligations and foreign currency cash balances, to manage our exposure to fluctuations in certain foreign currency exchange rates. We use interest rate swaps primarily to manage our interest rate exposure to achieve a desired proportion of fixed and floating rate debt. Our policy is to not use financial instruments for trading or other speculative purposes.

All derivatives are recorded at fair value. If a derivative is designated as a cash flow hedge, then the change in the fair value of the derivative is recognized as a component of AOCI until the underlying hedged item is recognized in earnings or the forecasted transaction is no longer probable. If a derivative or a non-derivative financial instrument is designated as a hedge of our net investment in a foreign operation, then changes in the effective portion of the fair value of the financial instrument are recognized as a component of AOCI to offset the change in the translated value of the designated portion of net investment being hedged until the investment is sold or substantially liquidated, while the impact attributable to components excluded from the assessment of hedge effectiveness is recorded in interest expense, net of capitalized interest, on a systematic and rational basis. For derivatives that do not qualify for hedge accounting treatment, the change in fair value is recognized in earnings.

We classify the fair value of all our derivative contracts as either current or long-term, depending on the maturity date of the derivative contract. The cash flows from derivatives treated as cash flow hedges are classified in our Consolidated Statements of Cash Flows in the same category as the item being hedged.

Derivative valuations are based on observable inputs such as interest rates and commodity price curves, forward currency exchange rates, credit spreads, maturity dates, volatilities, and cross currency basis spreads. We use the income approach to value derivatives for foreign currency options and forwards, interest rate swaps and cross currency swaps using observable market data for all significant inputs and standard valuation techniques to convert future amounts to a single present value amount, assuming that participants are motivated but not compelled to transact.

Foreign Currency Translation and Transactions

These financial statements are presented in U.S. dollars. Each foreign entity determines its functional currency by reference to its primary economic environment. Our most significant foreign entities utilize the U.S. dollar, Euro, Sterling or the Australian dollar as their functional currencies. We translate the assets and liabilities of our foreign entities that have functional currencies other than the U.S. dollar at exchange rates in effect at the balance sheet date. Revenues and expenses of these foreign entities are translated at the average rate for the period. Equity is translated at historical rates and the resulting foreign currency translation adjustments are included as a component of AOCI, which is a separate component of shareholders' equity. Therefore, the U.S. dollar value of the non-equity translated items in our consolidated financial statements will fluctuate from period to period, depending on the changing value of the U.S. dollar versus these currencies.

We execute transactions in a number of different currencies. At the date that the transaction is recognized, each asset, liability, revenue, expense, gain or loss arising from the transaction is measured and recorded in the functional currency of the recording entity using the exchange rate in effect at that date. At each balance sheet date, recorded monetary balances denominated in a currency other than the functional currency are adjusted using the exchange rate at the balance sheet date, with gains or losses recorded in other income or other expense, unless such monetary balances have been designated as hedges of net investments in our foreign entities. The net gains or losses resulting from foreign currency transactions were not material in 2022, 2021 and 2020. In addition, the unrealized gains or losses on our long-term intercompany receivables and payables which are denominated in a non-functional currency and which are not expected to be repaid in the foreseeable future are recorded as foreign currency translation adjustments included as a component of AOCI.

Revenue and Expense Recognition

Guest cruise deposits and advance onboard purchases are initially included in customer deposits when received. Customer deposits are subsequently recognized as cruise revenues, together with revenues from onboard and other activities, and all associated direct costs and expenses of a voyage are recognized as cruise costs and expenses, upon completion of voyages with durations of ten nights or less and on a pro rata basis for voyages in excess of ten nights. The impact of recognizing these shorter duration cruise revenues and costs and expenses on a completed voyage basis versus on a pro rata basis is not material. Certain of our product offerings are bundled and we allocate the value of the bundled services and goods between passenger ticket revenues and onboard and other revenues based upon the estimated standalone selling prices of those goods and services. Guest cancellation fees, when applicable, are recognized in passenger ticket revenues at the time of cancellation.

Our sales to guests of air and other transportation to and from airports near the home ports of our ships are included in passenger ticket revenues, and the related costs of purchasing these services are included in transportation costs. The proceeds that we collect from the sales of third-party shore excursions are included in onboard and other revenues and the related costs are included in onboard and other costs. The amounts collected on behalf of our onboard concessionaires, net of the amounts remitted to them, are included in onboard and other revenues as concession revenues. All of these amounts are recognized on a completed voyage or pro rata basis as discussed above.

Passenger ticket revenues include fees, taxes and charges collected by us from our guests. The fees, taxes and charges that vary with guest head counts and are directly imposed on a revenue-producing arrangement are expensed in commissions, transportation and other costs when the corresponding revenues are recognized. These fees, taxes and charges included in commissions, transportation and other costs were $438 million in 2022, $73 million in 2021 and $215 million in 2020. The remaining portion of fees, taxes and charges are expensed in other operating expenses when the corresponding revenues are recognized.

Revenues and expenses from our hotel and transportation operations, which are included in our Tour and Other segment, are recognized at the time the services are performed.

Customer Deposits

Our payment terms generally require an initial deposit to confirm a reservation, with the balance due prior to the voyage. Cash received from guests in advance of the cruise is recorded in customer deposits and in other long-term liabilities on our Consolidated Balance Sheets. These amounts include refundable deposits. In certain situations, we have provided flexibility to guests by allowing guests to rebook at a future date, receive future cruise credits ("FCCs") or elect to receive refunds in cash. We have at times issued enhanced FCCs. Enhanced FCCs provide the guest with an additional credit value above the original cash deposit received, and the enhanced value is recognized as a discount applied to the future cruise in the period used. We record a liability for unexpired FCCs to the extent we have received and not refunded cash from guests for cancelled bookings. We had total customer deposits of $5.1 billion and $3.5 billion as of November 30, 2022 and 2021, which includes approximately $210 million of unredeemed FCCs as of November 30, 2022. Given the uncertainty of travel demand caused by COVID-19 and lack of comparable historical experience of FCC redemptions, we are unable to estimate the number of FCCs that will not be used in future periods. Refunds payable to guests who have elected cash refunds are recorded in accounts payable. During 2022 and 2021, we recognized revenues of $1.9 billion and $0.1 billion related to our customer deposits as of November 30, 2021 and 2020. Historically, our customer deposits balance changes due to the seasonal nature of cash collections, the recognition of revenue, refunds of customer deposits and foreign currency changes.

Contract Costs

We recognize incremental travel agent commissions and credit and debit card fees incurred as a result of obtaining the ticket contract as assets when paid prior to the start of a voyage. We record these amounts within prepaid expenses and other and subsequently recognize these amounts as commissions, transportation and other at the time of revenue recognition or at the time of voyage cancellation. We had incremental costs of obtaining contracts with customers recognized as assets of $218 million and $55 million as of November 30, 2022 and 2021.

Insurance

We use a combination of insurance and self-insurance to cover a number of risks including illness and injury to crew, guest injuries, pollution, other third-party claims in connection with our cruise activities, damage to hull and machinery for each of our ships, war risks, workers' compensation, directors' and officers' liability, property damage and general liability for shoreside third-party claims. We recognize insurance recoverables from third-party insurers up to the amount of recorded losses at the time the recovery is probable and upon settlement for amounts in excess of the recorded losses. All of our insurance policies are subject to coverage limits, exclusions and deductible levels. The liabilities associated with crew illnesses and crew and guest injury claims, including all legal costs, are estimated based on the specific merits of the individual claims or actuarially estimated based on historical claims experience, loss development factors and other assumptions.

Selling and Administrative Expenses

Selling expenses include a broad range of advertising, marketing and promotional expenses. Advertising is charged to expense as incurred, except for media production costs, which are expensed upon the first airing of the advertisement. Selling expenses totaled $744 million in 2022, $340 million in 2021 and $348 million in 2020. Administrative expenses represent the costs of our shoreside support, reservations and other administrative functions, and include salaries and related benefits, professional fees and building occupancy costs, which are typically expensed as incurred.

Share-Based Compensation

We recognize compensation expense for all share-based compensation awards using the fair value method. For time-based share awards, we recognize compensation cost ratably using the straight-line attribution method over the expected vesting period or to the retirement eligibility date, if earlier than the vesting period. For performance-based share awards, we estimate compensation cost based on the probability of the performance condition being achieved and recognize expense ratably using the straight-line attribution method over the expected vesting period. If all or a portion of the performance condition is not expected to be met, the appropriate amount of previously recognized compensation expense is reversed and future compensation expense is adjusted accordingly. For market-based share awards, we recognize compensation cost ratably using the straight-line attribution method over the expected vesting period. If the target market conditions are not expected to be met, compensation expense will still be recognized. We account for forfeitures as they occur.

Earnings Per Share

Basic earnings per share is computed by dividing net income (loss) by the weighted-average number of shares outstanding during each period. Diluted earnings per share is computed by dividing net income (loss) by the weighted-average number of shares and common stock equivalents outstanding during each period. For earnings per share purposes, Carnival Corporation common stock and Carnival plc ordinary shares are considered a single class of shares since they have equivalent rights.

Accounting Pronouncements

In March 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting ("ASU No. 2020-04"), which provides temporary optional expedients and exceptions to accounting guidance on contract modifications and hedge accounting to ease entities' financial reporting burdens as the market transitions from the London Interbank Offered Rate ("LIBOR") and other interbank offered rates to alternative reference rates. ASU 2020-04 is effective upon issuance. In December 2022, the FASB deferred the date for which this guidance can be applied from December 31, 2022 to December 31, 2024. The use of LIBOR was phased out at the end of 2021, although the phase-out of U.S. dollar LIBOR for existing agreements has been delayed until June 2023. We continue to monitor developments related to the LIBOR transition and identification of an alternative, market-accepted rate.

In December 2021, we amended our £350 million long-term debt agreement which referenced the British Pound sterling ("GBP") LIBOR to the Sterling Overnight Index Average ("SONIA") and applied the practical expedient. This amendment did not have a material impact on our consolidated financial statements. As of November 30, 2022, approximately $5.8 billion of our outstanding indebtedness bears interest at floating rates referenced to U.S. dollar LIBOR with maturity dates extending beyond June 30, 2023. We are currently evaluating our contracts referenced to U.S. dollar LIBOR and working with our creditors on updating credit agreements as necessary to include language regarding the successor or alternate rate to LIBOR. We do not expect the adoption of this standard to have a material impact on our consolidated financial statements during the LIBOR transition period.

The FASB issued guidance, Debt — Debt with Conversion and Other Options and Derivative and Hedging — Contracts in Entity's Own Equity, which simplifies the accounting for convertible instruments. This guidance eliminates certain models that require separate accounting for embedded conversion features, in certain cases. Additionally, among other changes, the guidance eliminates certain of the conditions for equity classification for contracts in an entity's own equity. The guidance also requires entities to use the if-converted method for all convertible instruments in the diluted earnings per share calculation and include the effect of share settlement for instruments that may be settled in cash or shares, except for certain liability-classified share-based payment awards. We will adopt this guidance in the first quarter of 2023 using the modified retrospective approach. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

In September 2022, the FASB issued ASU No. 2022-04, Liabilities-Supplier Finance Programs (Subtopic 405-50) — Disclosure of Supplier Finance Program Obligations. This ASU requires that a buyer in a supplier finance program disclose sufficient information about the program to allow a user of financial statements to understand the program's nature, activity during the period, changes from period to period, and potential magnitude. This ASU is expected to improve financial reporting by requiring new disclosures about the programs, thereby allowing financial statement users to better consider the effect of the programs on an entity's working capital, liquidity, and cash flows. This ASU is effective for fiscal years beginning after December 15, 2022, except for the amendment on roll forward information which is effective for fiscal years beginning after December 15, 2023. We are currently evaluating the impact of the new guidance on the disclosures to our consolidated financial statements.

NOTE 3 — Property and Equipment

	November 30,	
(in millions)	**2022**	**2021**
Ships and ship improvements	$ 52,908	$ 50,501
Ships under construction	785	1,536
Other property and equipment	3,970	3,928
Total property and equipment	57,663	55,965
Less accumulated depreciation	(18,976)	(17,858)
	$ 38,687	$ 38,107

Capitalized interest amounted to $48 million in 2022, $83 million in 2021 and $66 million in 2020.

Sales of Ships

During 2022, we entered into an agreement to sell one EA segment ship and completed the sales of two NAA segment ships and one EA segment ship, all of which collectively represents a passenger-capacity reduction of 4,110 berths for our EA segment and 4,110 berths for our NAA segment. Additionally, in December 2022, we entered into an agreement to sell one EA segment ship, which represents a passenger-capacity reduction of 1,270 berths.

Refer to Note 10 — "Fair Value Measurements, Derivative Instruments and Hedging Activities and Financial Risks, Nonfinancial Instruments that are Measured at Fair Value on a Nonrecurring Basis, Impairment of Ships" for additional discussion.

NOTE 4 — Equity Method Investments

We have a minority interest in Grand Bahama Shipyard Ltd. ("Grand Bahama"), a ship repair and maintenance facility. Grand Bahama provided services to us of $12 million in 2022, $11 million in 2021 and $38 million in 2020. As of November 30, 2022, our investment in Grand Bahama was $43 million, consisting of $10 million in equity and a loan of $33 million. As of November 30, 2021, our investment in Grand Bahama was $47 million, consisting of $14 million in equity and a loan of $33 million.

We have a minority interest in the White Pass & Yukon Route ("White Pass") that includes port, railroad and retail operations in Skagway, Alaska. White Pass provided an immaterial amount of services to us in 2022, 2021 and 2020. As a result of the effects of the pause and subsequent resumption of our guest cruise operations on the 2022 and 2021 Alaska seasons, we evaluated whether our investment in White Pass was other than temporarily impaired and performed impairment assessments. As a result of our assessments, we recognized impairment charges for 2022 and 2021 of $30 million and $17 million in other income (expense), net. As of November 30, 2022, our investment in White Pass was $50 million, consisting of $18 million in equity and a loan of $32 million. As of November 30, 2021, our investment in White Pass was $76 million, consisting of $49 million in equity and a loan of $27 million.

We have a minority interest in CSSC Carnival Cruise Shipping Limited ("CSSC-Carnival"), a China-based cruise company which will operate its own fleet designed to serve the Chinese market. We provided an immaterial amount of services to CSSC-Carnival during both 2022 and 2021 and we paid CSSC-Carnival a total of $55 million for the lease of ships during 2021. As of November 30, 2022 and 2021, our investment in CSSC-Carnival was $70 million and $119 million. During 2020, we sold to CSSC-Carnival a controlling interest in an entity with full ownership of two EA segment ships and recognized a related gain of $107 million, included in other operating expenses in our Consolidated Statements of Income (Loss). During 2021, we sold to CSSC-Carnival our remaining $283 million investment in the minority interest of the same entity. During 2022 we did not make any capital contributions to CSSC-Carnival. During 2021 we made capital contributions to CSSC-Carnival in the amount of $90 million.

NOTE 5 — Debt

(in millions)	Maturity	Rate (a) (b)	November 30, 2022	November 30, 2021
Secured Debt				
Notes				
Notes	Feb 2026	10.5%	$ 775	$ 775
EUR Notes	Feb 2026	10.1%	439	481
Notes	Jun 2027	7.9%	192	192
Notes	Aug 2027	9.9%	900	900
Notes	Aug 2028	4.0%	2,406	2,406
Loans				
EUR fixed rate	Nov 2022	5.5% – 6.2%	—	98
EUR floating rate	Nov 2022 – Jun 2025	EURIBOR + 3.8%	808	951
Floating rate	June 2025 – Oct 2028	LIBOR + 3.0 – 3.3%	4,101	4,137
Total Secured Debt			9,621	9,939
Unsecured Debt				
Revolver				
Facility	(c)	LIBOR + 0.7%	200	2,790
Notes				
EUR Notes	Nov 2022	1.9%	—	622
Convertible Notes	Apr 2023	5.8%	96	522
Notes	Oct 2023	7.2%	125	125
Convertible Notes	Oct 2024	5.8%	426	—
Notes	Mar 2026	7.6%	1,450	1,450
EUR Notes	Mar 2026	7.6%	517	566
Notes	Mar 2027	5.8%	3,500	3,500
Convertible Notes	Dec 2027	5.8%	1,131	—
Notes	Jan 2028	6.7%	200	200
Senior Priority Notes	May 2028	10.4%	2,030	—
Notes	May 2029	6.0%	2,000	2,000
EUR Notes	Oct 2029	1.0%	620	679
Notes	Jun 2030	10.5%	1,000	—
Loans				
Floating rate	Feb 2023 – Sep 2024	LIBOR + 3.8 – 4.5%	590	590
GBP floating rate	Feb 2025	SONIA + 0.9% (d)	419	467
EUR floating rate	Dec 2021 – Mar 2026	EURIBOR + 1.8 – 2.4%	827	1,375
Export Credit Facilities				
Floating rate	Feb 2022 – Dec 2031	LIBOR + 0.8 – 1.5%	1,246	1,363
Fixed rate	Aug 2027 – Dec 2032	2.4 – 3.4%	3,143	3,488
EUR fixed rate	Feb 2031 – Jan 2034	1.1 – 1.6%	2,592	1,551
EUR floating rate	Feb 2022 – Nov 2034	EURIBOR + 0.2 – 1.6%	3,882	2,742
Total Unsecured Debt			25,994	24,031
Total Debt			35,615	33,970
Less: unamortized debt issuance costs and discounts			(1,069)	(744)
Total Debt, net of unamortized debt issuance costs and discounts			34,546	33,226
Less: short-term borrowings			(200)	(2,790)
Less: current portion of long-term debt			(2,393)	(1,927)
Long-Term Debt			$ 31,953	$ 28,509

DLC Financial Statements and Other Information

(a) The reference rates for substantially all of our LIBOR and EURIBOR based variable debt have 0.0% to 0.75% floors.

(b) The above debt tables do not include the impact of our interest rate swaps and as of November 30, 2021, it also excludes the impact of our foreign currency swaps. As of November 30, 2022, we had no foreign currency swaps. The interest rates on some of our debt, including our Revolving Facility, fluctuate based on the applicable rating of senior unsecured long-term securities of Carnival Corporation or Carnival plc.

(c) Amounts outstanding under our Revolving Facility were drawn in 2020 for an initial six-month term. We may continue to re-borrow or otherwise utilize available amounts under the Revolving Facility through August 2024, subject to satisfaction of the conditions in the facility. We had $2.6 billion available for borrowing under our Revolving Facility as of November 30, 2022. The Revolving Facility also includes an emissions linked margin adjustment whereby, after the initial applicable margin is set per the margin pricing grid, the margin may be adjusted based on performance in achieving certain agreed annual carbon emissions goals. We are required to pay a commitment fee on any unutilized portion.

(d) As of November 30, 2022 the interest rate for the GBP unsecured loan was linked to SONIA and subject to a credit adjustment spread ranging from 0.03% to 0.28%. The referenced SONIA rate with the credit adjustment spread is subject to a 0% floor. As of November 30, 2021, this loan was referenced to GBP LIBOR.

Carnival Corporation and/or Carnival plc is the primary obligor of all our outstanding debt excluding $0.5 billion under a term loan facility of Costa Crociere S.p.A. ("Costa"), a subsidiary of Carnival plc, and $2.0 billion of 2028 Senior Priority Notes (as defined below), issued by Carnival Holdings (Bermuda) Limited ("Carnival Holdings"), a subsidiary of Carnival Corporation. All our outstanding debt is issued or guaranteed by substantially the same entities with the exception of up to $250 million of the Costa term loan facility, which is guaranteed by certain subsidiaries of Carnival plc and Costa that do not guarantee our other outstanding debt, and our 2028 Senior Priority Notes, which are issued by Carnival Holdings, which does not guarantee our other outstanding debt.

The scheduled maturities of our debt are as follows:

(in millions)

Year	Principal Payments
2023	$ 2,396
2024 (a)	2,645
2025	4,385
2026	4,507
2027	5,662
Thereafter	16,020
Total	$ 35,615

(a) Includes borrowings of $0.2 billion under our Revolving Facility. Amounts outstanding under our Revolving Facility were drawn in 2020 for an initial six-month term. We may continue to re-borrow or otherwise utilize available amounts under the Revolving Facility through August 2024, subject to satisfaction of the conditions in the facility. We had $2.6 billion available for borrowing under our Revolving Facility as of November 30, 2022.

Short-Term Borrowings

As of November 30, 2022 and November 30, 2021, our short-term borrowings consisted of $0.2 billion and $2.8 billion under our Revolving Facility.

Secured Debt

Repricing of 2025 Secured Term Loan

In June 2021, we entered into an amendment to reprice our $2.8 billion 2025 Secured Term Loan (the "2025 Secured Term Loan"). The amended U.S. dollar tranche bears interest at a rate per annum equal to LIBOR (with a 0.75% floor) plus 3.0%. The amended euro tranche bears interest at a rate per annum equal to EURIBOR (with a 0% floor) plus 3.75%.

2028 Senior Secured Notes

In July 2021, we issued $2.4 billion aggregate principal amount of 4.0% first-priority senior secured notes due in 2028 (the "2028 Senior Secured Notes"). We used the net proceeds from the issuance to purchase $2.0 billion aggregate principal amount of the 2023 Senior Secured Notes and to pay accrued interest on such notes and related fees and expenses. The 2028 Senior Secured Notes mature on August 1, 2028.

2028 Senior Secured Term Loan

In October 2021, we borrowed an aggregate principal amount of $2.3 billion under a new term loan. We used the net proceeds from this borrowing to redeem the $2.0 billion outstanding aggregate principal amount of the 2023 Senior Secured Notes and to pay accrued interest on such notes and related fees and expenses. Borrowings under the new term loan bear interest at a rate per annum equal to LIBOR (with a 0.75% floor) plus 3.25% and mature on October 18, 2028.

Unsecured Debt

2028 Senior Priority Notes

In October 2022, Carnival Holdings issued an aggregate principal amount of $2.0 billion senior priority notes that mature on May 1, 2028 (the "2028 Senior Priority Notes"). The 2028 Senior Priority Notes bear interest at a rate of 10.4% per year and are callable beginning May 1, 2025. In connection with the offering of the 2028 Senior Priority Notes, Carnival Corporation, Carnival plc and their respective subsidiaries contributed 12 unencumbered vessels (the "Subject Vessels") to Carnival Holdings, with each of the Subject Vessels continuing to be operated under one of Carnival Corporation's, Carnival plc's or one of their respective subsidiaries' brands. As of November 30, 2022, the Subject Vessels had an aggregate net book value of approximately $8.3 billion. As of November 30, 2022, there was no change in the identity of the Subject Vessels. See "Collateral and Priority Pool" below.

2027 Senior Unsecured Notes

In February 2021, we issued an aggregate principal amount of $3.5 billion senior unsecured notes that mature on March 1, 2027 (the "2027 Senior Unsecured Notes"). The 2027 Senior Unsecured Notes bear interest at a rate of 5.8% per year.

2029 Senior Unsecured Notes

In November 2021, we issued an aggregate principal amount of $2.0 billion senior unsecured notes that mature on May 1, 2029 (the "2029 Senior Unsecured Notes"), intended to refinance various 2022 and other debt maturities. The 2029 Senior Unsecured Notes bear interest at a rate of 6.0% per year and are callable beginning November 1, 2024.

2030 Senior Unsecured Notes

In May 2022, we issued an aggregate principal amount of $1.0 billion senior unsecured notes that mature on June 1, 2030 (the "2030 Senior Unsecured Notes"). The 2030 Senior Unsecured Notes bear interest at a rate of 10.5% per year and are callable beginning June 1, 2025.

Export Credit Facility Borrowings

During the year ended November 30, 2022, we borrowed $3.1 billion under export credit facilities due in semi-annual installments through 2034. As of November 30, 2022, the net book value of the vessels subject to negative pledges was $14.2 billion.

Debt Holidays

In 2021, we amended substantially all of our export credit facilities to defer approximately $1.0 billion of principal payments that would otherwise have been due over a period commencing April 1, 2021 until May 31, 2022, with repayments to be made over the following five years. The cumulative deferred principal amount of the debt holiday amendments, inclusive of the amendments entered into in 2020, is approximately $1.2 billion as of November 30, 2022. In addition, these amendments aligned the financial covenants of all our export credit facilities with our other facilities.

Convertible Notes

In 2020, we issued $2.0 billion aggregate principal amount of 5.8% convertible senior notes due 2023 (the "2023 Convertible Notes"). The 2023 Convertible Notes mature on April 1, 2023, unless earlier repurchased or redeemed by us or earlier converted in accordance with their terms prior to the maturity date. Since April 2020, we repurchased, exchanged and converted a portion of the 2023 Convertible Notes which resulted in a decrease of the principal amount of the 2023 Convertible Notes to $0.1 billion.

In August 2022, we issued $339 million aggregate principal amount of 5.8% convertible senior notes due 2024 (the "2024 Convertible Notes") pursuant to privately-negotiated non-cash exchange agreements with certain holders of the 2023 Convertible Notes, pursuant to which such holders agreed to exchange their 2023 Convertible Notes for an equal amount of 2024 Convertible Notes. In November 2022, we issued an additional $87 million aggregate principal amount of the 2024 Convertible Notes pursuant to privately-negotiated non-cash exchange agreements with certain holders of the 2023 Convertible Notes, pursuant to which such holders agreed to exchange their 2023 Convertible Notes for an equal amount of additional 2024 Convertible Notes. The 2024 Convertible Notes mature on October 1, 2024, unless earlier repurchased or redeemed by us or earlier converted in accordance with their terms prior to the maturity date.

In November 2022, we issued $1.1 billion aggregate principal amount of 5.8% convertible senior notes due 2027 (the "2027 Convertible Notes" and, together with the 2023 Convertible Notes and the 2024 Convertible Notes, the "Convertible Notes"). The 2027 Convertible Notes mature on December 1, 2027, unless earlier repurchased or redeemed by us or earlier converted in accordance with their terms prior to the maturity date.

The Convertible Notes are convertible by holders, subject to the conditions described within the respective indentures that govern the Convertible Notes, into cash, shares of Carnival Corporation common stock, or a combination thereof, at our election. The 2023 Convertible Notes and the 2024 Convertible Notes each have an initial conversion rate of 100 shares of Carnival Corporation common stock per $1,000 principal amount of notes, equivalent to an initial conversion price of $10 per share of common stock. The 2027 Convertible Notes have an initial conversion rate of approximately 75 shares of Carnival Corporation common stock per $1,000 principal amount of notes, equivalent to an initial conversion price of approximately $13.39 per share of common stock. The initial conversion price of the Convertible Notes is subject to certain anti-dilutive adjustments and may also increase if such Convertible Notes are converted in connection with a tax redemption or certain corporate events as described within the respective indentures that govern the Convertible Notes. The 2024 Convertible Notes were convertible from the date of issuance of the 2024 Convertible Notes until August 31, 2022, and thereafter may become convertible if certain conditions are met. As of November 30, 2022, there were no conditions satisfied which would allow the holders of the 2023 Convertible Notes, the 2024 Convertible Notes or the 2027 Convertible Notes to convert and therefore the Convertible Notes were not convertible as of such date. Refer to Note 15 — "Supplemental Cash Flow Information" for additional detail on transactions related to the Convertible Notes.

The 2023 Convertible Notes were redeemable, in whole but not in part, at any time on or prior to December 31, 2022 at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the redemption date, if we or any guarantor would have to pay any additional amounts on the 2023 Convertible Notes due to a change in tax laws, regulations or rulings or a change in the official application, administration or interpretation thereof. We may redeem the 2024 Convertible Notes, in whole but not in part, at any time on or prior to June 30, 2024 at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the redemption date, if we or any guarantor would have to pay any additional amounts on the 2024 Convertible Notes due to a change in tax laws, regulations or rulings or a change in the official application, administration or interpretation thereof. We may redeem the

2027 Convertible Notes, in whole but not in part, at any time on or prior to the 40th scheduled trading day immediately before the maturity date at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the redemption date, if we or any guarantor would have to pay any additional amounts on the 2027 Convertible Notes due to a change in tax laws, regulations or rulings or a change in the official application, administration or interpretation thereof.

On or after December 5, 2025 and on or before the 40th scheduled trading day immediately before the maturity date, we may redeem for cash all or part of the 2027 Convertible Notes, at our option, if the last reported sale price of Carnival Corporation's common stock exceeds 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive), including the trading day immediately preceding the date on which we provide notice of redemption, during the 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption. The redemption price will equal 100% of the principal amount of the 2027 Convertible Notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

We account for the Convertible Notes as separate liability and equity components. We determine the carrying amount of the liability component as the present value of its cash flows. The carrying amount of the equity component representing the conversion option is calculated by deducting the carrying value of the liability component from the initial proceeds of the Convertible Notes.

The carrying amount of the equity component was $229 million on the date of issuance of the 2027 Convertible Notes and $286 million on the date of issuance of the 2023 Convertible Notes. The carrying amount of the equity component for the 2023 Convertible Notes was reduced to zero in conjunction with the partial repurchase in August 2020 because at the time of repurchase, the fair value of the equity component for the portion of the 2023 Convertible Notes that was repurchased, exceeded the total amount of the equity component recorded at the time the 2023 Convertible Notes were issued. The fair value of the conversion option remained unchanged after the exchange of the portion of the 2023 Convertible Notes for the 2024 Convertible Notes and, as a result, there was no adjustment to the carrying amount of the equity component.

The debt discount, which represents the excess of the principal amount of the Convertible Notes over the carrying amount of the liability component on the date of issuance of the Convertible Notes, is capitalized and amortized to interest expense under the effective interest rate method over the term of the respective Convertible Notes. Following the exchange of the portion of the 2023 Convertible Notes for the 2024 Convertible Notes, the remaining unamortized discount was allocated between the 2023 Convertible Notes and the 2024 Convertible Notes and is amortized to interest expense over each respective term using the effective interest rate method.

The net carrying value of the liability component of the Convertible Notes was as follows:

	November 30,	
(in millions)	**2022**	**2021**
Principal	$ 1,653	$ 522
Less: Unamortized debt discount	(274)	(45)
	$ 1,380	$ 478

As of November 30, 2022, the if-converted value on available shares of 137 million for the Convertible Notes was below par.

Collateral and Priority Pool

As of November 30, 2022, the net book value of our ships and ship improvements, excluding ships under construction, is $36.2 billion. Our secured debt is secured on either a first or second-priority basis, depending on the instrument, by certain collateral, which includes vessels and certain assets related to those vessels and material intellectual property (combined net book value of approximately $23.6 billion, including $22.0 billion related to vessels and certain assets related to those vessels) as of November 30, 2022 and certain other assets.

In addition, as of December 9, 2022, $8.3 billion in net book value of our ships and ship improvements have been transferred to Carnival Holdings. These vessels are included in the Vessel Priority Pool of Subject Vessels for our 2028 Senior Priority Notes.

Covenant Compliance

As of November 30, 2022, our Revolving Facility, unsecured loans and export credit facilities contain certain covenants listed below.

- Maintain minimum interest coverage (adjusted EBITDA to consolidated net interest charges, as defined in the agreements) (the "Interest Coverage Covenant") at the end of each fiscal quarter from August 31, 2023, at a ratio of not less than 2.0 to 1.0 for the August 31, 2023 testing date, 2.5 to 1.0 for the November 30, 2023 testing date, and 3.0 to 1.0 for the February 29, 2024 testing date onwards, or through their respective maturity dates.
- Maintain minimum issued capital and consolidated reserves (as defined in the agreements) of $5.0 billion
- Limit our debt to capital (as defined in the agreements) percentage from the November 30, 2021 testing date until the May 31, 2023 testing date, to a percentage not to exceed 75%, following which it will be tested at levels which decline ratably to 65% from the May 31, 2024 testing date onwards
- Maintain minimum liquidity of $1.5 billion through November 30, 2026
- Adhere to certain restrictive covenants through November 30, 2024
- Limit the amounts of our secured assets as well as secured and other indebtedness

During 2022, we entered into letter agreements to waive compliance with the Interest Coverage Covenant under our Revolving Facility and $11.8 billion of $12.1 billion of our unsecured loans and export credit facilities which contain this covenant through the February 29, 2024 testing date.

Subsequent to November 30, 2022 and as of January 12, 2023, we entered into further letter agreements to waive compliance with the Interest Coverage Covenant under the remaining $0.3 billion of our unsecured loans and export credit facilities which contain the covenant through the February 29, 2024 testing date and our Revolving Facility through the May 31, 2024 testing date. We will be required to comply beginning with the next testing date of May 31, 2024 or August 31, 2024, as applicable.

At November 30, 2022, we were in compliance with the applicable covenants under our debt agreements. Generally, if an event of default under any debt agreement occurs, then, pursuant to cross-default and/or cross-acceleration clauses therein, substantially all of our outstanding debt and derivative contract payables could become due, and our debt and derivative contracts could be terminated. Any financial covenant amendment may lead to increased costs, increased interest rates, additional restrictive covenants and other available lender protections that would be applicable.

Carnival Corporation or Carnival plc and certain of our subsidiaries have guaranteed substantially all of our indebtedness.

NOTE 6 — Commitments

As of November 30, 2022, we expect the timing of our new ship growth capital commitments to be as follows:

(in millions)

Year	
2023	$ 1,755
2024	2,400 (a)
2025	895 (a)
Thereafter	—
	$ 5,050

(a) As of November 30, 2022, includes a ship subject to financing. Subsequent to November 30, 2022, we obtained financing for the 2024 and 2025 ship deliveries, such that these commitments are no longer subject to financing.

NOTE 7 — Contingencies

Litigation

We are routinely involved in legal proceedings, claims, disputes, regulatory matters and governmental inspections or investigations arising in the ordinary course of or incidental to our business, including those noted below. Additionally, as a result of the impact of COVID-19, litigation claims, enforcement actions, regulatory actions and investigations, including, but not limited to, those arising from personal injury and loss of life, have been and may, in the future, be asserted against us. We expect many of these claims and actions, or any settlement of these claims and actions, to be covered by insurance and historically the maximum amount of our liability, net of any insurance recoverables, has been limited to our self-insurance retention levels.

We record provisions in the consolidated financial statements for pending litigation when we determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated.

Legal proceedings and government investigations are subject to inherent uncertainties, and unfavorable rulings or other events could occur. Unfavorable resolutions could involve substantial monetary damages. In addition, in matters for which conduct remedies are sought, unfavorable resolutions could include an injunction or other order prohibiting us from selling one or more products at all or in particular ways, precluding particular business practices or requiring other remedies. An unfavorable outcome might result in a material adverse impact on our business, results of operations, financial position or liquidity.

As previously disclosed, on May 2, 2019, two lawsuits were filed against Carnival Corporation in the U.S. District Court for the Southern District of Florida under Title III of the Cuban Liberty and Democratic Solidarity Act, also known as the Helms-Burton Act, alleging that Carnival Corporation "trafficked" in confiscated Cuban property when certain ships docked at certain ports in Cuba, and that this alleged "trafficking" entitles the plaintiffs to treble damages. In the matter filed by Havana Docks Corporation, the hearings on motions for summary judgment were concluded on January 18, 2022. On March 21, 2022, the court granted summary judgment in favor of Havana Docks Corporation as to liability. On August 31, 2022, the court determined that the trebling provision of the Helms-Burton statute applies to damages and interest and accordingly, we adjusted our estimated liability for this matter. The court held a status conference on September 22, 2022, at which time it was determined that a jury trial is no longer necessary. On December 30, 2022, the court entered judgment against Carnival in the amount of $110 million plus $4 million in fees and costs. We intend to appeal. In the matter filed by Javier Bengochea on December 20, 2021, the court issued an order inviting an amicus brief from the U.S. government on several issues involved in the appeal. The U.S. government filed its brief and the court ordered the parties to respond. On May 6, 2022 we filed our response brief. On November 23, 2022, the Eleventh Circuit entered an order affirming the dismissal of the case in our favor. We believe that any final liability which may arise as a result of these actions is unlikely to have a material impact on our consolidated financial statements.

As previously disclosed, on April 8, 2020, DeCurtis LLC ("DeCurtis"), a former vendor, filed an action against Carnival Corporation in the U.S. District Court for the Middle District of Florida seeking declaratory relief that DeCurtis is not infringing on several of Carnival Corporation's patents in relation to its OCEAN Medallion systems and technology. The action also raises certain monopolization claims under The Sherman Antitrust Act of 1890, unfair competition and tortious interference, and seeks declaratory judgment that certain Carnival Corporation patents are unenforceable. DeCurtis seeks damages, including its fees and costs, and seeks declarations that it is not infringing and/or that Carnival Corporation's patents are unenforceable. On April 10, 2020, Carnival Corporation filed an action against DeCurtis in the U.S. District Court for the Southern District of Florida for breach of contract, trade secrets violations and patent infringement. Carnival Corporation seeks damages, including its fees and costs, as well as an order permanently enjoining DeCurtis from engaging in such activities. These two cases have now been consolidated in the Southern District of Florida. On April 25, 2022, we moved for summary judgment on our breach of contract claims and on all of DeCurtis's claims. DeCurtis also filed a motion for summary judgment on certain portions of our claims. Both motions for summary judgment were fully briefed. On July 28, 2022, the court adopted the Magistrate Judge's report and recommendation granting our opening claim construction brief and denying DeCurtis's motion for summary judgment regarding the invalidity of various patent claims. On November 11, 2022, the Magistrate Judge entered a Report and Recommendation which recommended that the Court enter an order denying our motion for summary judgment and granting in part and denying in part DeCurtis's motion for summary judgment. Both parties have filed objections to the Report and Recommendation. The court has set the trial date for February 27, 2023. We believe the ultimate outcome will not have a material impact on our consolidated financial statements.

COVID-19 Actions

We have been named in a number of individual actions related to COVID-19. These actions include tort claims based on a variety of theories, including negligence and failure to warn. The plaintiffs in these actions allege a variety of injuries: some plaintiffs confined their claim to emotional distress, while others allege injuries arising from testing positive for COVID-19. A smaller number of actions include wrongful death claims. Substantially all of these individual actions have now been dismissed or settled for immaterial amounts.

As of November 30, 2022, 11 purported class actions have been brought by former guests in several U.S. federal courts, the Federal Court in Australia, and in Italy. These actions include tort claims based on a variety of theories, including negligence, gross negligence and failure to warn, physical injuries and severe emotional distress associated with being exposed to and/or contracting COVID-19 onboard. As of November 30, 2022, nine of these class actions have either been settled individually for immaterial amounts or had their class allegations dismissed by the courts and only the Australian and Italian matters remain.

All COVID-19 matters seek monetary damages and most seek additional punitive damages in unspecified amounts.

We continue to take actions to defend against the above claims.

Regulatory or Governmental Inquiries and Investigations

We have been, and may continue to be, impacted by breaches in data security and lapses in data privacy, which occur from time to time. These can vary in scope and intent from inadvertent events to malicious motivated attacks.

As previously disclosed, on June 24, 2022, we finalized a settlement with the New York Department of Financial Services ("NY DFS") in connection with previously disclosed cybersecurity events, pursuant to which we have paid an amount that did not have a material impact on our consolidated financial statements. In addition, as previously disclosed, we finalized a settlement with the State Attorneys General from 46 states in connection with the same cybersecurity events, pursuant to which we have paid an amount that did not have a material impact on our consolidated financial statements. All previously disclosed cyber incidents have now been resolved.

We have incurred legal and other costs in connection with cyber incidents that have impacted us. The penalties and settlements paid in connection with cyber incidents over the last three years were not material. While these incidents did not have a material adverse effect on our business, results of operations, financial position or liquidity, no assurances can be given about the future and we may be subject to future litigation, attacks or incidents that could have such a material adverse effect.

On March 14, 2022, the U.S. Department of Justice and the U.S. Environmental Protection Agency notified us of potential civil penalties and injunctive relief for alleged Clean Water Act violations by owned and operated vessels covered by the 2013 Vessel General Permit. We are working with these agencies to reach a resolution of this matter. We believe the ultimate outcome will not have a material impact on our consolidated financial statements.

Other Contingent Obligations

Some of the debt contracts we enter into include indemnification provisions obligating us to make payments to the counterparty if certain events occur. These contingencies generally relate to changes in taxes or changes in laws which increase the lender's costs. There are no stated or notional amounts included in the indemnification clauses, and we are not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses.

We have agreements with a number of credit card processors that transact customer deposits related to our cruise vacations. Certain of these agreements allow the credit card processors to request, under certain circumstances, that we provide a reserve fund in cash. Although the agreements vary, these requirements may generally be satisfied either through a withheld percentage of customer payments or providing cash funds directly to the credit card processor. As of November 30, 2022 and 2021, we had $1.7 billion and $1.1 billion in reserve funds related to our customer deposits provided to satisfy these requirements which are included within other assets. We continue to expect to provide reserve funds under these agreements. Additionally, as of November 30, 2022 and 2021, we had $30 million of cash collateral in escrow which is included within other assets.

NOTE 8 — Taxation

A summary of our principal taxes and exemptions in the jurisdictions where our significant operations are located is as follows:

U.S. Income Tax

We are primarily foreign corporations engaged in the business of operating cruise ships in international transportation. We also own and operate, among other businesses, the U.S. hotel and transportation business of Holland America Princess Alaska Tours through U.S. corporations.

Our North American cruise ship businesses and certain ship-owning subsidiaries are engaged in a trade or business within the U.S. Depending on its itinerary, any particular ship may generate income from sources within the U.S. We believe that our U.S. source income and the income of our ship-owning subsidiaries, to the extent derived from, or incidental to, the international operation of a ship or ships, is currently exempt from U.S. federal income and branch profit taxes.

Our domestic U.S. operations, principally the hotel and transportation business of Holland America Princess Alaska Tours, are subject to federal and state income taxation in the U.S.

In general, under Section 883 of the Internal Revenue Code, certain non-U.S. corporations (such as our North American cruise ship businesses) are not subject to U.S. federal income tax or branch profits tax on U.S. source income derived from, or incidental to, the international operation of a ship or ships. Applicable U.S. Treasury regulations provide in general that a foreign corporation will qualify for the benefits of Section 883 if, in relevant part, (i) the foreign country in which the foreign corporation is organized grants an equivalent exemption to corporations organized in the U.S. in respect of each category of shipping income for which an exemption is being claimed under Section 883 (an "equivalent exemption jurisdiction") and (ii) the foreign corporation meets a defined publicly-traded corporation stock ownership test (the "publicly-traded test"). Subsidiaries of foreign corporations that are organized in an equivalent exemption jurisdiction and meet the publicly-traded test also benefit from Section 883. We believe that Panama is an equivalent exemption jurisdiction and that Carnival Corporation currently satisfies the publicly-traded test under the regulations. Accordingly, substantially all of Carnival Corporation's income is exempt from U.S. federal income and branch profit taxes.

Regulations under Section 883 list certain activities that the IRS does not consider to be incidental to the international operation of ships and, therefore, the income attributable to such activities, to the extent such income is U.S. source, does not qualify for the Section 883 exemption. Among the activities identified as not incidental are income from the sale of air transportation, transfers, shore excursions and pre- and post-cruise land packages to the extent earned from sources within the U.S.

We believe that the U.S. source transportation income earned by Carnival plc and its subsidiaries currently qualifies for exemption from U.S. federal income tax under applicable bilateral U.S. income tax treaties.

Carnival Corporation, Carnival plc and certain subsidiaries are subject to various U.S. state income taxes generally imposed on each state's portion of the U.S. source income subject to U.S. federal income taxes.

However, the state of Alaska imposes an income tax on its allocated portion of the total income of our companies doing business in Alaska and certain of their subsidiaries.

UK and Australian Income Tax

Cunard, P&O Cruises (UK) and P&O Cruises (Australia) are divisions of Carnival plc and have elected to enter UK tonnage tax under a rolling ten-year term and, accordingly, reapply every year. Companies to which the tonnage tax regime applies pay corporation taxes on profits calculated by reference to the net tonnage of qualifying ships. UK corporation tax is not chargeable under the normal UK tax rules on these brands' relevant shipping income. Relevant shipping income includes income from the operation of qualifying ships and from shipping related activities.

For a company to be eligible for the regime, it must be subject to UK corporation tax and, among other matters, operate qualifying ships that are strategically and commercially managed in the UK. Companies within UK tonnage tax are also subject to a seafarer training requirement.

Our UK non-shipping activities that do not qualify under the UK tonnage tax regime remain subject to normal UK corporation tax.

P&O Cruises (Australia) and all of the other cruise ships operated internationally by Carnival plc for the cruise segment of the Australian vacation region are exempt from Australian corporation tax by virtue of the UK/Australian income tax treaty.

Italian and German Income Tax

In 2015, Costa and AIDA re-elected to enter the Italian tonnage tax regime through 2024 and can reapply for an additional ten-year period beginning in early 2025. Companies to which the tonnage tax regime applies pay corporation taxes on shipping profits calculated by reference to the net tonnage of qualifying ships.

Most of Costa's and AIDA's earnings that are not eligible for taxation under the Italian tonnage tax regime will be taxed at an effective tax rate of 4.8% in 2022 and 2021.

Substantially all of AIDA's earnings are exempt from German income taxes by virtue of the Germany/Italy income tax treaty.

Other

We recognize income tax provisions for uncertain tax positions, based solely on their technical merits, when it is more likely than not to be sustained upon examination by the relevant tax authority. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution. Based on all known facts and circumstances and current tax law, we believe that the total amount of our uncertain income tax position liabilities and related accrued interest are not material to our financial position. All interest expense related to income tax liabilities is included in income tax expense.

In addition to or in place of income taxes, virtually all jurisdictions where our ships call impose taxes, fees and other charges based on guest counts, ship tonnage, passenger capacity or some other measure, and these taxes, fees and other charges are included in commissions, transportation and other costs and other operating expenses.

NOTE 9 — Shareholders' Equity

Carnival Corporation's Articles of Incorporation authorize its Boards of Directors, at its discretion, to issue up to 40 million shares of preferred stock. At November 30, 2022 and 2021, no Carnival Corporation preferred stock or Carnival plc preference shares had been issued.

Share Repurchase Program

Under a share repurchase program effective 2004, we had been authorized to repurchase Carnival Corporation common stock and Carnival plc ordinary shares (the "Repurchase Program"). On June 15, 2020, to enhance our liquidity and comply with restrictions in our recent financing transactions, the Boards of Directors terminated the Repurchase Program.

	Carnival Corporation		Carnival plc	
(in millions)	Number of Shares Repurchased	Dollar Amount Paid for Shares Repurchased	Number of Shares Repurchased	Dollar Amount Paid for Shares Repurchased
2020	—	$ —	0.2	$ 10

Stock Swap Program

We have a program that allows us to realize a net cash benefit when Carnival Corporation common stock is trading at a premium to the price of Carnival plc ordinary shares (the "Stock Swap Program").

During 2022 and 2021 under the Stock Swap Program, we sold 6.0 million and 8.9 million shares of Carnival Corporation common stock and repurchased the same amount of Carnival plc ordinary shares resulting in net proceeds of $8 million and $19 million, which were used for general corporate purposes. During 2020, there were no sales or repurchases under the Stock Swap Program.

(in millions, except per share data)	Total Number of Shares of Carnival plc Ordinary Shares Purchased (a)	Average Price Paid per Share of Carnival plc Ordinary Share	Maximum Number of Carnival plc Ordinary Shares That May Yet Be Purchased Under the Carnival Corporation Stock Swap Program
2022	6.0	$ 14.52	3.6
2021	8.9	$ 20.99	9.5

(a) No ordinary shares of Carnival plc were purchased outside of publicly announced plans or programs.

Public Equity Offerings

In April 2020, we completed a public offering of 71.9 million shares of Carnival Corporation common stock at a price per share of $8.00, resulting in net proceeds of $556 million.

In October 2020, we completed our $1.0 billion "at-the-market" ("ATM") equity offering program that was announced on September 15, 2020, pursuant to which we sold 67.1 million shares of Carnival Corporation common stock.

In November 2020, we completed our $1.5 billion ATM equity offering program that was announced on November 10, 2020, pursuant to which we sold 94.5 million shares of Carnival Corporation common stock.

In February 2021, we completed a public offering of 40.5 million shares of Carnival Corporation common stock at a price per share of $25.10, resulting in net proceeds of $996 million.

In August 2022, we completed a public offering of 117.5 million shares of Carnival Corporation common stock at a price per share of $9.95, resulting in net proceeds of $1.2 billion.

Other

Outside of the Stock Swap Program and the public equity offerings described above, in 2022 and 2021 we sold 1.6 million and 0.6 million shares of Carnival Corporation common stock at an average price per share of $19.27 and $21.32, resulting in net proceeds of $30 million and $13 million.

Accumulated Other Comprehensive Income (Loss)

	AOCI		
	November 30,		
(in millions)	2022	2021	2020
Cumulative foreign currency translation adjustments, net	$ (2,004)	$ (1,501)	$ (1,382)
Unrecognized pension expenses	(31)	(45)	(95)
Net gains on cash flow derivative hedges and other	53	44	41
	$ (1,982)	$ (1,501)	$ (1,436)

During 2022, 2021 and 2020, there were $1 million, $7 million and $3 million of unrecognized pension expenses that were reclassified out of accumulated other comprehensive loss and were included within payroll and related expenses and selling and administrative expenses.

Dividends

To enhance our liquidity, as well as comply with the dividend restrictions contained in our debt agreements, in 2020 we suspended the payment of dividends on Carnival Corporation common stock and Carnival plc ordinary shares. We declared quarterly cash dividends on all of our common stock and ordinary shares as follows:

	Quarters Ended			
(in millions, except per share data)	February 29	May 31	August 31	November 30
2020				
Dividends declared per share	$ 0.50	$ —	$ —	$ —
Dividends declared	$ 342	$ —	$ —	$ —

NOTE 10 — Fair Value Measurements, Derivative Instruments and Hedging Activities and Financial Risks

Fair Value Measurements

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and is measured using inputs in one of the following three categories:

- Level 1 measurements are based on unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.
- Level 2 measurements are based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active or market data other than quoted prices that are observable for the assets or liabilities.
- Level 3 measurements are based on unobservable data that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

Considerable judgment may be required in interpreting market data used to develop the estimates of fair value. Accordingly, certain estimates of fair value presented herein are not necessarily indicative of the amounts that could be realized in a current or future market exchange.

Financial Instruments that are not Measured at Fair Value on a Recurring Basis

	November 30, 2022				November 30, 2021			
	Carrying	Fair Value			Carrying	Fair Value		
(in millions)	Value	Level 1	Level 2	Level 3	Value	Level 1	Level 2	Level 3
Liabilities								
Fixed rate debt (a)	$23,542	$ —	$18,620	$ —	$19,555	$ —	$19,013	$ —
Floating rate debt (a)	12,074	—	10,036	—	14,415	—	13,451	—
Total	$35,615	$ —	$28,656	$ —	$33,970	$ —	$32,463	$ —

(a) The debt amounts above do not include the impact of interest rate swaps or debt issuance costs. The fair values of our publicly-traded notes were based on their unadjusted quoted market prices in markets that are not sufficiently active to be Level 1 and, accordingly, are considered Level 2. The fair values of our other debt were estimated based on current market interest rates being applied to this debt.

Financial Instruments that are Measured at Fair Value on a Recurring Basis

	November 30, 2022			November 30, 2021		
(in millions)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets						
Cash and cash equivalents	$ 4,029	$ —	$ —	$ 8,939	$ —	$ —
Restricted cash	1,988	—	—	38	—	—
Short-term investments (a)	—	—	—	200	—	—
Derivative financial instruments	—	1	—	—	1	—
Total	$ 6,016	$ 1	$ —	$ 9,177	$ 1	$ —
Liabilities						
Derivative financial instruments	$ —	$ —	$ —	$ —	$ 13	$ —
Total	$ —	$ —	$ —	$ —	$ 13	$ —

(a) Short-term investments consist of marketable securities with original maturities of between three and twelve months.

Nonfinancial Instruments that are Measured at Fair Value on a Nonrecurring Basis

Valuation of Goodwill and Trademarks

As of July 31, 2022, we performed our annual goodwill and trademark impairment reviews and determined there was no impairment for goodwill and trademarks at our annual test date.

During 2021 and as a result of the continued resumption of guest cruise operations, ongoing impacts of COVID-19 and its effect on our expected future operating cash flows, including changes in estimates related to the timing of our full return to guest cruise operations and improved profitability, we performed interim discounted cash flow analyses for our EA segment reporting units and determined their estimated fair values no longer exceeded their carrying values. As a result, we recognized goodwill impairment charges of $226 million and accordingly have no remaining goodwill for those reporting units.

During 2020, we performed interim discounted cash flow analyses for certain reporting units with goodwill as of February 29, 2020 and for all reporting units with goodwill or trademarks as of May 31, 2020 and recognized goodwill impairment charges of $2.1 billion.

As of July 31, 2020, we performed our annual goodwill and trademark impairment reviews and we determined there was no incremental impairment for goodwill or trademarks.

The determination of the fair value of our reporting units' goodwill and trademarks includes numerous estimates and underlying assumptions that are subject to various risks and uncertainties. The effect of the pause and subsequent resumption of guest cruise operations has created additional uncertainty in forecasting the operating results and future cash flows used in our impairment analyses. We believe that we have made reasonable estimates and judgments.

The assumptions, all of which are considered Level 3 inputs, used in our 2021 cash flow analyses and which resulted in goodwill impairments for all but one reporting unit consisted of:

- The timing and pace of our full return to guest cruise operations
- Weighted-average cost of capital of market participants, adjusted for the risk attributable to the geographic regions in which these cruise brands operate ("WACC")

The assumptions, all of which are considered Level 3 inputs, used in our 2020 cash flow analyses consisted of:

- The timing of our return to service, changes in market conditions and port or other restrictions
- Forecasted revenues net of our most significant variable costs, which are travel agent commissions, costs of air and other transportation, and certain other costs that are directly associated with onboard and other revenues including credit and debit card fees
- The allocation of new ships and the timing of the transfer or sale of ships amongst brands, as well as the estimated proceeds from ship sales
- WACC

The estimated fair value of the reporting unit with remaining goodwill and of our trademarks significantly exceeded their carrying value as of the date of the most recent impairment test. Refer to Note 2 — "Summary of Significant Accounting Policies, Preparation of Financial Statements" for additional discussion.

	Goodwill		
(in millions)	**NAA Segment**	**EA Segment**	**Total**
At November 30, 2020	$ 579	$ 228	$ 807
Impairment charges	—	(226)	(226)
Exchange movements	—	(2)	(2)
At November 30, 2021	579	—	579
Impairment charges	—	—	—
At November 30, 2022	$ 579	$ —	$ 579

	Trademarks		
(in millions)	**NAA Segment**	**EA Segment**	**Total**
At November 30, 2020	$ 927	$ 253	$ 1,180
Exchange movements	—	(5)	(5)
At November 30, 2021	927	248	1,175
Exchange movements	—	(24)	(24)
At November 30, 2022	$ 927	$ 224	$ 1,151

Impairment of Ships

We review our long-lived assets for impairment whenever events or circumstances indicate potential impairment. As a result of the continued effects of COVID-19 on our business and certain Asia markets which remain closed to cruising (particularly China), and our updated expectations for our deployment, we determined that two ships had net carrying values that exceeded their respective estimated undiscounted future cash flows. We then estimated the fair value of these ships, based on their estimated selling values, and recognized ship impairment charges as summarized in the table below.

We performed undiscounted cash flow analyses on certain ships throughout 2021 and 2020 and determined that certain ships had net carrying values that exceeded their estimated undiscounted future cash flows and fair values, and, as a result, we recognized ship impairment charges during 2021 and 2020.

We believe we have made reasonable estimates and judgments as part of our assessments. A change in the principal judgments or estimates may result in a need to perform additional impairment reviews.

In 2022, the principal assumption used in determining the fair value of these ships were the estimated sales proceeds, which are considered a Level 3 input. In 2021, the principal assumptions used in determining the fair value of these ships were the timing of the sale of ships and estimated proceeds, which are considered Level 3 inputs.

In 2020, the principal assumptions used in determining the fair value of these ships consisted of:

- Timing of the respective ship's return to service, changes in market conditions and port or other restrictions
- Forecasted ship revenues net of our most significant variable costs, which are travel agent commissions, costs of air and other transportation and certain other costs that are directly associated with onboard and other revenues, including credit and debit card fees
- Timing of the sale of ships and estimated proceeds

The impairment charges summarized in the table below are included in ship and other impairments in our Consolidated Statements of Income (Loss).

	November 30,		
(in millions)	**2022**	**2021**	**2020**
NAA Segment	$ 8	$ 273	$ 1,474
EA Segment	421	318	319
Total ship impairments	$ 428	$ 591	$ 1,794

Refer to Note 2 — "Summary of Significant Accounting Policies, Preparation of Financial Statements" for additional discussion.

Derivative Instruments and Hedging Activities

		November 30,	
(in millions)	**Balance Sheet Location**	**2022**	**2021**
Derivative assets			
Derivatives designated as hedging instruments			
Cross currency swaps (a)	Prepaid expenses and other	$ —	$ 1
Interest rate swaps (b)	Prepaid expenses and other	1	—
	Other assets	1	—
Total derivative assets		$ 1	$ 1
Derivative liabilities			
Derivatives designated as hedging instruments			
Cross currency swaps (a)	Other long-term liabilities	$ —	$ 8
Interest rate swaps (b)	Accrued liabilities and other	—	3
	Other long-term liabilities	—	2
Total derivative liabilities		$ —	$ 13

(a) At November 30, 2022, we had no cross-currency swaps. At November 30, 2021, we had a cross currency swap totaling $201 million that was designated as a hedge of our net investment in foreign operations with a euro-denominated functional currency.

(b) We have interest rate swaps designated as cash flow hedges whereby we receive floating interest rate payments in exchange for making fixed interest rate payments. These interest rate swap agreements effectively changed $89 million at November 30, 2022 and $160 million at November 30, 2021 of EURIBOR-based floating rate euro debt to fixed rate euro debt. At November 30, 2022, these interest rate swaps settle through 2025.

Our derivative contracts include rights of offset with our counterparties. We have elected to net certain of our derivative assets and liabilities within counterparties, when applicable.

	November 30, 2022				
(in millions)	Gross Amounts	Gross Amounts Offset in the Balance Sheet	Total Net Amounts Presented in the Balance Sheet	Gross Amounts not Offset in the Balance Sheet	Net Amounts
Assets	$ 1	$ —	$ 1	$ —	$ 1
Liabilities	$ —	$ —	$ —	$ —	$ —

	November 30, 2021				
(in millions)	Gross Amounts	Gross Amounts Offset in the Balance Sheet	Total Net Amounts Presented in the Balance Sheet	Gross Amounts not Offset in the Balance Sheet	Net Amounts
Assets	$ 1	$ —	$ 1	$ —	$ 1
Liabilities	$ 13	$ —	$ 13	$ —	$ 13

The effect of our derivatives qualifying and designated as hedging instruments recognized in other comprehensive income (loss) and in net income (loss) was as follows:

	November 30,		
(in millions)	2022	2021	2020
Gains (losses) recognized in AOCI:			
Cross currency swaps – net investment hedges – included component	$ 72	$ (1)	$ 131
Cross currency swaps – net investment hedges – excluded component	$ (26)	$ (6)	$ (1)
Foreign currency zero cost collars – cash flow hedges	$ —	$ —	$ 1
Foreign currency forwards – cash flow hedges	$ —	$ —	$ 53
Interest rate swaps – cash flow hedges	$ 11	$ 5	$ 6
Gains (losses) reclassified from AOCI – cash flow hedges:			
Interest rate swaps – Interest expense, net of capitalized interest	$ (2)	$ (5)	$ (6)
Foreign currency zero cost collars – Depreciation and amortization	$ 2	$ 2	$ 1
Gains (losses) recognized on derivative instruments (amount excluded from effectiveness testing – net investment hedges)			
Cross currency swaps – Interest expense, net of capitalized interest	$ 5	$ —	$ 12

The amount of estimated cash flow hedges' unrealized gains and losses that are expected to be reclassified to earnings in the next twelve months is not material.

Financial Risks

Fuel Price Risks

We manage our exposure to fuel price risk by managing our consumption of fuel. Substantially all of our exposure to market risk for changes in fuel prices relates to the consumption of fuel on our ships. We manage fuel consumption through ship maintenance practices, modifying our itineraries and implementing innovative technologies.

Foreign Currency Exchange Rate Risks

Overall Strategy

We manage our exposure to fluctuations in foreign currency exchange rates through our normal operating and financing activities, including netting certain exposures to take advantage of any natural offsets and, when considered appropriate, through the use of derivative and non-derivative financial instruments. Our primary focus is to monitor our exposure to, and manage, the economic foreign currency exchange risks faced by our operations and realized if we exchange one currency for another. We consider hedging certain of our ship commitments and net investments in foreign operations. The financial impacts of our hedging instruments generally offset the changes in the underlying exposures being hedged.

Operational Currency Risks

Our operations primarily utilize the U.S. dollar, Euro, Sterling or the Australian dollar as their functional currencies. Our operations also have revenue and expenses denominated in non-functional currencies. Movements in foreign currency exchange rates affect our financial statements.

Investment Currency Risks

We consider our investments in foreign operations to be denominated in stable currencies and of a long-term nature. We partially mitigate the currency exposure of our investments in foreign operations by designating a portion of our foreign currency debt and derivatives as hedges of these investments. As of November 30, 2022, we have designated $419 million of our sterling-denominated debt as non-derivative hedges of our net investments in foreign operations. In 2022, we recognized $48 million of gains on these non-derivative net investment hedges in the cumulative translation adjustment section of other comprehensive income (loss). We also have euro-denominated debt which provides an economic offset for our operations with euro functional currency.

Newbuild Currency Risks

Our shipbuilding contracts are typically denominated in euros. Our decision to hedge a non-functional currency ship commitment for our cruise brands is made on a case-by-case basis, considering the amount and duration of the exposure, market volatility, economic trends, our overall expected net cash flows by currency and other offsetting risks.

At November 30, 2022, our remaining newbuild currency exchange rate risk primarily relates to euro-denominated newbuild contract payments for non-euro functional currency brands, which represent a total unhedged commitment of $4.4 billion for newbuilds scheduled to be delivered through 2025.

The cost of shipbuilding orders that we may place in the future that are denominated in a different currency than our cruise brands' will be affected by foreign currency exchange rate fluctuations. These foreign currency exchange rate fluctuations may affect our decision to order new cruise ships.

Interest Rate Risks

We manage our exposure to fluctuations in interest rates through our debt portfolio management and investment strategies. We evaluate our debt portfolio to determine whether to make periodic adjustments to the mix of fixed and floating rate debt through the use of interest rate swaps and the issuance of new debt.

Concentrations of Credit Risk

As part of our ongoing control procedures, we monitor concentrations of credit risk associated with financial and other institutions with which we conduct significant business. We seek to manage these credit risk exposures, including counterparty nonperformance primarily associated with our cash equivalents, investments, notes receivables, reserve funds related to customer deposits, future financing facilities, contingent obligations, derivative instruments, insurance contracts, long-term ship charters and new ship progress payment guarantees, by:

- Conducting business with well-established financial institutions, insurance companies and export credit agencies
- Diversifying our counterparties
- Having guidelines regarding credit ratings and investment maturities that we follow to help safeguard liquidity and minimize risk
- Generally requiring collateral and/or guarantees to support notes receivable on significant asset sales, long-term ship charters and new ship progress payments to shipyards

At November 30, 2022, our exposures under derivative instruments were not material. We also monitor the creditworthiness of travel agencies and tour operators in Australia and Europe and credit and debit card providers to which we extend credit in the normal course of our business. Concentrations of credit risk associated with trade receivables and other receivables, charter-hire agreements and contingent obligations are not considered to be material, principally due to the large number of unrelated accounts, the nature of these contingent obligations and their short maturities. Normally, we have not required collateral or other security to support normal credit sales. Historically, we have not experienced significant credit losses, including counterparty nonperformance; however, because of the continued effects the pandemic is having on economies, we have experienced, and may continue to experience, an increase in credit losses.

Our credit exposure also includes contingent obligations related to cash payments received directly by travel agents and tour operators for cash collected by them on cruise sales in Australia and most of Europe where we are obligated to honor our guests' cruise payments made by them to their travel agents and tour operators regardless of whether we have received these payments.

NOTE 11 — Leases

The components of expense were as follows:

	November 30,		
(in millions)	**2022**	**2021**	**2020**
Operating lease expense	$ 192	$ 203	$ 203
Variable lease expense (a) (b)	$ (39)	$ (100)	$ (61)

(a) Variable lease expense represents increases or reductions to costs associated with our multi-year preferential berthing agreements which vary based on the number of passengers. These costs are recorded within Commissions, transportation and other in our Consolidated Statements of Income (Loss). Variable and short-term lease costs related to operating leases, other than the port facilities, were not material to our consolidated financial statements.

(b) Several of our preferential berthing agreements have force majeure provisions which were in effect during the pause in guest cruise operations due to COVID-19.

The cash outflow for leases was materially consistent with the lease expense recognized during 2022.

During 2022, we obtained $111 million of right-of-use assets in exchange for new operating lease liabilities.

Weighted average of the remaining lease terms and weighted average discount rates are as follows:

	November 30, 2022	November 30, 2021
Weighted average remaining lease term – operating leases (in years)	13	12
Weighted average discount rate – operating leases	5.2%	3.8%

As of November 30, 2022, maturities of operating lease liabilities were as follows:

(in millions)	
Year	
2023	$ 198
2024	199
2025	180
2026	167
2027	144
Thereafter	965
Total lease payments	1,853
Less: Present value discount	(518)
Present value of lease liabilities	$ 1,335

For time charter arrangements where we are the lessor and for transactions with cruise guests related to the use of cabins, we do not separate lease and non-lease components. As the non-lease components are the predominant components in the agreements, we account for these transactions under the Revenue Recognition guidance.

NOTE 12 — Segment Information

Our operating segments are reported on the same basis as the internally reported information that is provided to our chief operating decision maker ("CODM"), who is the President, Chief Executive Officer and Chief Climate Officer of Carnival Corporation and Carnival plc. The CODM assesses performance and makes decisions to allocate resources for Carnival Corporation & plc based upon review of the results across all of our segments. Our four reportable segments are comprised of (1) NAA cruise operations, (2) EA cruise operations, (3) Cruise Support and (4) Tour and Other.

The operating segments within each of our NAA and EA reportable segments have been aggregated based on the similarity of their economic and other characteristics, including geographic guest sourcing. Our Cruise Support segment includes our portfolio of leading port destinations and other services, all of which are operated for the benefit of our cruise brands. Our Tour and Other segment represents the hotel and transportation operations of Holland America Princess Alaska Tours and other operations.

(in millions)	Revenues	Operating costs and expenses	Selling and administrative	Depreciation and amortization	Operating income (loss)	Capital expenditures	Total assets
2022							
NAA	$ 8,281	$ 7,526	$ 1,517	$ 1,408	$ (2,170)	$ 2,568	$ 27,413
EA	3,531	3,925	745	692	(1,830)	2,213	15,317
Cruise Support	171	120	225	140	(315)	155	8,461
Tour and Other	185	187	27	36	(64)	4	512
	$ 12,168	$ 11,757	$ 2,515	$ 2,275	$ (4,379)	$ 4,940	$ 51,703
2021							
NAA	$ 1,108	$ 2,730	$ 953	$ 1,352	$ (3,928)	$ 2,397	$ 25,606
EA	712	1,807	568	728	(2,617) (a)	515	16,088
Cruise Support	42	55	335	129	(477)	660	11,014
Tour and Other	46	63	27	23	(67)	35	637
	$ 1,908	$ 4,655	$ 1,885	$ 2,233	$ (7,089)	$ 3,607	$ 53,344
2020							
NAA	$ 3,627	$ 5,623	$ 1,066	$ 1,413	$ (5,794) (b)	$ 1,430	$ 25,257
EA	1,790	2,548	523	672	(2,729) (c)	2,036	16,505
Cruise Support	68	(10)	262	128	(313)	144	11,135
Tour and Other	110	84	27	28	(29)	11	696
	$ 5,595	$ 8,245	$ 1,878	$ 2,241	$ (8,865)	$ 3,620	$ 53,593

As of and for the years ended November 30,

(a) Includes $226 million of goodwill impairment charges.

(b) Includes $1.3 billion of goodwill impairment charges.

(c) Includes $777 million of goodwill impairment charges.

Revenue by geographic areas, which are based on where our guests are sourced, were as follows:

(in millions)	2022	2021	2020
North America	$ 7,866	$ 1,066	$ 3,084
Europe	3,918	811	1,643
Australia and Asia	312	18	687
Other	72	14	180
	$ 12,168	$ 1,908	$ 5,595

Years Ended November 30,

Substantially all of our long-lived assets consist of our ships and move between geographic areas.

NOTE 13 — Compensation Plans and Post-Employment Benefits

Equity Plans

We issue our share-based compensation awards, which at November 30, 2022 included time-based share awards (restricted stock awards and restricted stock units), performance-based share awards and market-based share awards (collectively "equity awards"), under the Carnival Corporation and Carnival plc stock plans. Equity awards are principally granted to management level employees and members of our Boards of Directors. The plans are administered by the Compensation Committees which are made up of independent directors who determine which employees are eligible to participate, the monetary value or number of shares for which equity awards are to be granted and the amounts that may be exercised or sold within a specified term. We had an aggregate of 16.7 million shares available for future grant at November 30, 2022. We fulfill our equity award obligations using shares purchased in the open market or with unissued or treasury shares. Our equity awards generally vest over a three-year period, subject to earlier vesting under certain conditions.

	Shares	Weighted-Average Grant Date Fair Value
Outstanding at November 30, 2019	2,491,376	$ 59.97
Granted	9,971,331	$ 20.72
Vested	(1,641,570)	$ 30.68
Forfeited	(480,361)	$ 50.96
Outstanding at November 30, 2020	10,340,776	$ 26.61
Granted	4,453,572	$ 20.65
Vested	(6,618,083)	$ 21.31
Forfeited	(729,073)	$ 35.81
Outstanding at November 30, 2021	7,447,192	$ 26.85
Granted	3,117,638	$ 17.53
Vested	(3,503,118)	$ 24.36
Forfeited	(681,197)	$ 36.20
Outstanding at November 30, 2022	6,380,515	$ 22.67

As of November 30, 2022, there was $52 million of total unrecognized compensation cost related to equity awards, which is expected to be recognized over a weighted-average period of 1.5 years.

Single-employer Defined Benefit Pension Plans

We maintain several single-employer defined benefit pension plans, which cover certain of our shipboard and shoreside employees. The U.S. and UK shoreside employee plans are closed to new membership and are funded at or above the level required by U.S. or UK regulations. The remaining defined benefit plans are primarily unfunded. These plans provide pension benefits primarily based on employee compensation and years of service.

	UK Plan (a)		All Other Plans	
(in millions)	2022	2021	2022	2021
Change in projected benefit obligation:				
Projected benefit obligation as of December 1	$ 298	$ 303	$ 263	$ 280
Past service cost	—	—	18	10
Interest cost	5	4	5	4
Benefits paid	(12)	(10)	(15)	(5)
Actuarial (gain) loss on plans' liabilities	(88)	(7)	(49)	(8)
Plan curtailments, settlements and other	(6)	7	1	(19)
Projected benefit obligation as of November 30	198	298	223	263
Change in plan assets:				
Fair value of plan assets as of December 1	355	325	12	17
Return (loss) on plans' assets	(116)	31	(1)	—
Employer contributions	2	1	12	17
Benefits paid	(12)	(10)	(12)	(5)
Plan settlements	(5)	—	(1)	(17)
Administrative expenses	(2)	8	—	—
Fair value of plan assets as of November 30	222	355	10	12
Funded status as of November 30	$ 24	$ 56	$ (213)	$ (250)

(a) The P&O Princess Cruises (UK) Pension Scheme ("UK Plan")

The amounts recognized in the Consolidated Balance Sheets for these plans were as follows:

	UK Plan		All Other Plans	
	November 30,		November 30,	
(in millions)	2022	2021	2022	2021
Other assets	$ 24	$ 56	$ —	$ —
Accrued liabilities and other	$ —	$ —	$ 25	$ 23
Other long-term liabilities	$ —	$ —	$ 188	$ 227

The accumulated benefit obligation for all defined benefit pension plans was $386 million and $553 million at November 30, 2022 and 2021, respectively.

Amounts for pension plans with accumulated benefit obligations in excess of fair value of plan assets are as follows:

	November 30,	
(in millions)	2022	2021
Projected benefit obligation	$ 223	$ 263
Accumulated benefit obligation	$ 218	$ 254
Fair value of plan assets	$ 10	$ 12

The net benefit cost recognized in the Consolidated Statements of Income (Loss) were as follows:

	UK Plan			All Other Plans		
	November 30,			November 30,		
(in millions)	2022	2021	2020	2022	2021	2020
Service cost	$ —	$ —	$ —	$ 18	$ 10	$ 20
Interest cost	5	4	5	5	4	6
Expected return on plan assets	(6)	(6)	(8)	—	—	(1)
Amortization of prior service cost	—	—	—	—	—	—
Amortization of net loss (gain)	—	—	—	3	4	4
Settlement loss recognized	—	—	—	1	5	1
Net periodic benefit cost	$ (1)	$ (1)	$ (3)	$ 26	$ 22	$ 32

The components of net periodic benefit cost other than the service cost component are included in other income (expense), net in the Consolidated Statements of Income (Loss).

Weighted average assumptions used to determine the projected benefit obligation are as follows:

	UK Plan		All Other Plans	
	2022	2021	2022	2021
Discount rate	4.3%	1.6%	5.4%	2.6%
Rate of compensation increase	2.9%	2.7%	3.0%	3.0%

Weighted average assumptions used to determine net pension income are as follows:

	UK Plan			All Other Plans		
	2022	2021	2020	2022	2021	2020
Discount rate	1.6%	1.6%	1.9%	3.2%	2.3%	2.9%
Expected return on assets	—%	1.9%	3.0%	2.3%	2.3%	3.0%
Rate of compensation increase	2.7%	2.3%	2.9%	3.0%	3.0%	2.7%

The discount rate used to determine the UK Plan's projected benefit obligation was determined as the single equivalent rate based on applying a yield curve determined from AA credit rated bonds at the balance sheet date to the cash flows making up the pension plan's obligations. The discount rate used to determine the UK Plan's future net periodic benefit cost was determined as the equivalent rate based on applying each individual spot rate from a yield curve determined from AA credit rated bonds at the balance sheet date for each year's cash flow. The UK Plan's expected long-term return on plan assets is consistent with the long-term investment return target provided to the UK Plan's fiduciary manager (U.K. government fixed interest bonds (gilts) plus 1.0% and was 4.3% per annum as of November 30, 2022.

Amounts recognized in AOCI are as follows:

	UK Plan		All Other Plans	
	November 30,		November 30,	
	2022	2021	2022	2021
Actuarial losses (gains) recognized in the current year	$ 35	$ —	$ (48)	$ (7)
Amortization and settlements included in net periodic benefit cost	$ —	$ —	$ (1)	$ (12)

We anticipate making contributions of $26 million to the plans during 2023. Estimated future benefit payments to be made during each of the next five fiscal years and in the aggregate during the succeeding five fiscal years are as follows:

(in millions)	UK Plan	All Other Plans
2023	$ 6	$ 26
2024	6	25
2025	7	26
2026	7	26
2027	7	27
2028 – 2032	43	151
	$ 76	$ 280

Our investment strategy for our pension plan assets is to maintain a diversified portfolio of asset classes to produce a sufficient level of diversification and investment return over the long term. The investment policy for each plan specifies the type of investment vehicles appropriate for the plan, asset allocation guidelines, criteria for selection of investment managers and procedures to monitor overall investment performance, as well as investment manager performance. As of November 30, 2022 and 2021, respectively, the All Other Plans were unfunded.

The fair values of the plan assets of the UK Plan by investment class are as follows:

	November 30,	
	2022	2021
Equities	$ 53	$ 62
U.K. government fixed interest bonds (gilts)	$ 169	$ 283

Multiemployer Defined Benefit Pension Plans

We participate in two multiemployer defined benefit pension plans in the UK, the British Merchant Navy Officers Pension Fund (registration number 10005645) ("MNOPF"), which is divided into two sections, the "New Section" and the "Old Section," and the British Merchant Navy Ratings Pension Fund (registration number 10005646) ("MNRPF"). Collectively, we refer to these as "the multiemployer plans." The multiemployer plans are maintained for the benefit of the employees of the participating employers who make contributions to the plans. The risks of participating in these multiemployer plans are different from single-employer plans, including:

- Contributions made by employers, including us, may be used to provide benefits to employees of other participating employers
- If any of the participating employers were to withdraw from the multiemployer plans or fail to make their required contributions, any unfunded obligations would be the responsibility of the remaining participating employers.

We are contractually obligated to make all required contributions as determined by the plans' trustees. All of our multiemployer plans are closed to new membership and future benefit accrual. The MNOPF Old Section is fully funded.

We expense our portion of the MNOPF New Section deficit as amounts are invoiced by, and become due and payable to, the trustees. We accrue and expense our portion of the MNRPF deficit based on our estimated probable obligation from the most recent actuarial review. Total expense for the multiemployer plans was $2 million in 2022, $28 million in 2021 and $2 million in 2020.

Based on the most recent valuation at March 31, 2021 of the MNOPF New Section, it was determined that this plan was 102% funded. In 2022, 2021 and 2020, our contributions to the MNOPF New Section did not exceed 5% of total contributions to the fund. Based on the most recent valuation at March 31, 2020 of the MNRPF, it was determined that this plan was 93% funded. In 2022, 2021 and 2020, our contributions to the MNRPF did not exceed 5% of total contributions to the fund. It is possible that we will be required to fund and expense additional amounts for the multiemployer plans in the future; however, such amounts are not expected to be material to our consolidated financial statements.

Defined Contribution Plans

We have several defined contribution plans available to most of our employees. We contribute to these plans based on employee contributions, salary levels and length of service. Total expense for these plans was $40 million in 2022, $35 million in 2021 and $24 million in 2020.

NOTE 14 — Earnings Per Share

	Years Ended November 30,		
(in millions, except per share data)	**2022**	**2021**	**2020**
Net income (loss) for basic and diluted earnings per share	$ (6,093)	$ (9,501)	$ (10,236)
Weighted-average shares outstanding	1,180	1,123	775
Dilutive effect of equity plans	—	—	—
Diluted weighted-average shares outstanding	1,180	1,123	775
Basic earnings per share	$ (5.16)	$ (8.46)	$ (13.20)
Diluted earnings per share	$ (5.16)	$ (8.46)	$ (13.20)

Antidilutive shares excluded from diluted earnings per share computations were as follows:

	November 30,		
(in millions)	**2022**	**2021**	**2020**
Equity awards	1	3	1
Convertible Notes	55	53	103
Total antidilutive securities	56	56	104

NOTE 15 — Supplemental Cash Flow Information

(in millions)	November 30, 2022	November 30, 2021
Cash and cash equivalents (Consolidated Balance Sheets)	$ 4,029	$ 8,939
Restricted cash (Consolidated Balance Sheets)	1,988	14
Restricted cash (included in other assets)	20	24
Total cash, cash equivalents and restricted cash (Consolidated Statements of Cash Flows)	$ 6,037	$ 8,976

Cash paid for interest, net of capitalized interest, was $1.4 billion in 2022, $1.3 billion in 2021 and $0.6 billion in 2020. Cash benefit received (paid) for income taxes, net was not material in 2022, 2021 and 2020. In addition, non-cash purchases of property and equipment included in accrued liabilities and other was $100 million in 2022, $127 million in 2021 and $114 million in 2020.

Substantially all restricted cash as of November 30, 2022 relates to the net proceeds from the issuance of our 2028 Senior Priority Notes. Under the indenture governing these notes, the net proceeds are contractually restricted subject to the satisfaction of certain conditions. These conditions were satisfied in December 2022 when we completed the transfer of the Subject Vessels to Carnival Holdings, at which time these amounts became unrestricted.

In August 2022, we issued $339 million aggregate principal amount of 2024 Convertible Notes pursuant to privately-negotiated non-cash exchange agreements with certain holders of the 2023 Convertible Notes, pursuant to which such holders agreed to exchange their 2023 Convertible Notes for an equal amount of 2024 Convertible Notes. In November 2022, we issued an additional $87 million aggregate principal amount of the 2024 Convertible Notes pursuant to privately-negotiated non-cash exchange agreements with certain holders of the 2023 Convertible Notes, pursuant to which such holders agreed to exchange their 2023 Convertible Notes for an equal amount of additional 2024 Convertible Notes. In addition, in August and November 2020, in connection with the repurchase of the 2023 Convertible Notes, as part of registered direct offerings of Carnival Corporation common stock used to repurchase a portion of the 2023 Convertible Notes, as an administrative convenience, we permitted the purchasers of 151.2 million shares of Carnival Corporation common stock to offset the purchase price payable to us against our obligation to pay the purchase price for $1.3 billion aggregate principal amount of the 2023 Convertible Notes held by them, which is reflected as a non-cash transaction for the year ended November 30, 2020.

Refer to Note 5 — "Debt" for additional detail relating to our 2028 Senior Priority Notes and the 2024 Convertible Notes.

For the years ended November 30, 2022 and 2021, we did not have borrowings or repayments of commercial paper with original maturities greater than three months. For the year ended November 30, 2020, we had borrowings of $525 million and repayments of $526 million of commercial paper with original maturities greater than three months.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act of 1934 Rule 13a-15(f). Our management, with the participation of our President, Chief Executive Officer and Chief Climate Officer and our Chief Financial Officer and Chief Accounting Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the 2013 Internal Control — Integrated Framework (the "COSO Framework"). Based on this evaluation under the COSO Framework, our management concluded that our internal control over financial reporting was effective as of November 30, 2022.

PricewaterhouseCoopers LLP, the independent registered certified public accounting firm that audited our consolidated financial statements, has also audited the effectiveness of our internal control over financial reporting as of November 30, 2022 as stated in their report, which is included in this 2022 Annual Report.

Josh Weinstein	David Bernstein
President and Chief Executive Officer and	Chief Financial Officer and
Chief Climate Officer	Chief Accounting Officer
January 27, 2023	January 27, 2023

Report of Independent Registered Public Accounting Firm

To the Boards of Directors and Shareholders of Carnival Corporation and Carnival plc

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Carnival Corporation & plc (comprising Carnival Corporation and Carnival plc and their respective subsidiaries, the "Company") as of November 30, 2022 and 2021, and the related consolidated statements of income (loss), of comprehensive income (loss), of shareholders' equity and of cash flows for each of the three years in the period ended November 30, 2022, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of November 30, 2022, based on criteria established in *Internal Control — Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of November 30, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended November 30, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 30, 2022, based on criteria established in *Internal Control — Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Emphasis of Matter

As discussed in Note 1 to the consolidated financial statements, the continued effects of the pandemic, certain economic conditions and Company's substantial debt balance are having a material negative impact on the Company's financial results and have resulted in the Company obtaining relevant financial covenant amendments and waivers. Management's evaluation of these events and conditions and management's plan to mitigate these matters are also described in Note 1.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Liquidity

As described in Note 1 to the consolidated financial statements, the continued effects of the pandemic, inflation, higher fuel prices, higher interest rates, fluctuations in foreign currency rates and the Company's substantial debt balance are collectively having a material negative impact on the Company's financial results. Management has taken actions to manage the Company's liquidity, including completing various capital market transactions, obtaining relevant financial covenant amendments or waivers, and accelerating the removal of certain ships from its fleet. The principal assumptions used in management's estimate of future liquidity consisted of (i) continued cruise operations and expected timing of cash collections for cruise bookings; (ii) expected increases in revenue on a per passenger basis with the relaxation of COVID-19 related protocols aligning towards land-based vacation alternatives; (iii) expected improvement in occupancy returning to historical levels; (iv) stabilization of fuel prices; (v) continued stabilization of inflationary pressures on costs; (vi) new ship deliveries, improvements and removals; and (vii) future export credit financings that are associated with the new ship deliveries. Based on these actions and assumptions, and considering the liquidity including cash, restricted cash and borrowings available under the multi-currency revolving credit facility at November 30, 2022, management believes that they have sufficient liquidity to fund obligations and expects to remain in compliance with the Company's financial covenants for at least the next twelve months from the issuance of the financial statements.

The principal considerations for our determination that performing procedures relating to the Company's liquidity is a critical audit matter are the significant judgment by management when developing the estimate of future liquidity; this in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's estimate of future liquidity and assumptions related to (i) expected increases in revenue on a per passenger basis with the relaxation of COVID-19 related protocols aligning towards land-based vacation alternatives and (ii) expected improvement in occupancy returning to historical levels.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's estimate of future liquidity. These procedures also included, among others, (i) understanding and evaluating the appropriateness of management's liquidity model; (ii) understanding the Company's debt agreements and evaluating the related financial covenant amendments and waivers; (iii) testing management's process for estimating future liquidity for the twelve months after the date the financial statements are issued; (iv) testing the completeness and accuracy of underlying data used in the estimate; (v) evaluating the reasonableness of the significant assumptions used by management related to expected increases in revenue on a per passenger basis with the relaxation of COVID-19 related protocols aligning towards land-based vacation alternatives and expected improvement in occupancy returning to historical levels; and (vi) evaluating management's estimate of future liquidity and their disclosure in the consolidated financial statements regarding having sufficient liquidity to satisfy the Company's obligations for at least the next twelve months from the issuance of the financial statements. Evaluating management's assumptions related to expected increases in revenue on a per passenger basis with the relaxation of COVID-19 related protocols aligning towards land-based vacation alternatives and expected improvement in occupancy returning to historical levels involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the Company; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit.

PricewaterhouseCoopers, LLP

Hallandale Beach, Florida
January 27, 2023

We have served as the Company's auditors since 2003. Prior to that, we served as Carnival Corporation's auditors since at least 1986. We have not been able to determine the specific year we began serving as auditor of Carnival Corporation.

COMMON STOCK AND ORDINARY SHARES

Carnival Corporation common stock, together with paired trust shares of beneficial interest in the P&O Princess Special Voting Trust, which holds a Special Voting Share of Carnival plc, is traded on the NYSE under the symbol "CCL." Carnival plc ordinary shares trade on the London Stock Exchange under the symbol "CCL." Carnival plc American Depositary Shares ("ADSs"), each one of which represents one Carnival plc ordinary share, are traded on the NYSE under the symbol "CUK." The depositary for the ADSs is JPMorgan Chase Bank, N.A.

As of January 12, 2023, there were 2,956 holders of record of Carnival Corporation common stock and 29,362 holders of record of Carnival plc ordinary shares and 46,628,217 holders of record of Carnival plc ADSs. The past performance of our share prices cannot be relied on as a guide to their future performance.

On March 30, 2020, we suspended the payment of dividends on Carnival Corporation common stock and Carnival plc ordinary shares.

STOCK PERFORMANCE GRAPHS

Carnival Corporation

The following graph compares the Price Performance of $100 if invested in Carnival Corporation common stock with the Price Performance of $100 if invested in each of the Dow Jones U.S. Recreational Services Index (the “Dow Jones Recreational Index”), the FTSE 100 Index and the S&P 500 Index. The Price Performance, as used in the Performance Graph, is calculated by assuming $100 is invested at the beginning of the period in Carnival Corporation common stock at a price equal to the market value. At the end of each year, the total value of the investment is computed by taking the number of shares owned, assuming Carnival Corporation dividends are reinvested, multiplied by the market price of the shares.


5-Year Cumulative Total Returns
$250
$200
$150
$100
$50
$0
DOLLARS
2017
2018
2019
2020
2021
2022
Carnival Corporation Common Stock
Dow Jones Recreational Index
FTSE 100 Index
S&P 500 Index

Assumes $100 Invested on November 30, 2017
Assumes Dividends Reinvested
Years Ended November 30,

	2017	2018	2019	2020	2021	2022
Carnival Corporation Common Stock	$ 100	$ 95	$ 74	$ 33	$ 29	$ 16
Dow Jones Recreational Index	$ 100	$ 99	$ 97	$ 62	$ 63	$ 49
FTSE 100 Index	$ 100	$ 94	$ 105	$ 92	$ 108	$ 120
S&P 500 Index	$ 100	$ 106	$ 123	$ 145	$ 185	$ 168

Carnival plc

The following graph compares the Price Performance of $100 invested in Carnival plc ADSs, each representing one ordinary share of Carnival plc, with the Price Performance of $100 invested in each of the indexes noted below. The Price Performance is calculated in the same manner as previously discussed.


5-Year Cumulative Total Returns
DOLLARS
$250
$200
$150
$100
$50
$0
2017
2018
2019
2020
2021
2022
Carnival plc ADS
Dow Jones Recreational Index
FTSE 100 Index
S&P 500 Index

	Assumes $100 Invested on November 30, 2017 Assumes Dividends Reinvested Years Ended November 30,					
	2017	**2018**	**2019**	**2020**	**2021**	**2022**
Carnival plc ADS	$ 100	$ 93	$ 69	$ 29	$ 27	$ 15
Dow Jones Recreational Index	$ 100	$ 99	$ 97	$ 62	$ 63	$ 49
FTSE 100 Index	$ 100	$ 94	$ 105	$ 92	$ 108	$ 120
S&P 500 Index	$ 100	$ 106	$ 123	$ 145	$ 185	$ 168


CARNIVAL
CORPORATION&PLC

SHAREHOLDER BENEFIT

Carnival Corporation & plc is pleased to extend the following benefit to our shareholders:

	NORTH AMERICA BRANDS	CONTINENTAL EUROPE BRANDS	UNITED KINGDOM BRANDS	AUSTRALIA BRANDS
Onboard credit per stateroom on sailings of 14 days or longer	US $250	€200	£150	A$250
Onboard credit per stateroom on sailings of 7 to 13 days	US $100	€ 75	£ 60	A$100
Onboard credit per stateroom on sailings of 6 days or less	US $50	€ 40	£ 30	A$ 50

The benefit is applicable on sailings through July 31, 2024 aboard the brands listed below. Certain restrictions apply. Applications to receive these benefits should be made at least three weeks prior to cruise departure date.

This benefit is available to shareholders holding a minimum of 100 shares of Carnival Corporation or Carnival plc. Employees, travel agents cruising at travel agent rates, interline rates, tour conductors or anyone cruising on a reduced-rate or complimentary basis are excluded from this offer. This benefit is not transferable, cannot be exchanged for cash and, cannot be used for casino credits/charges and gratuities charged to your onboard account. Only one onboard credit per shareholder-occupied stateroom. Reservations must be made by February 28, 2024.

Please provide by email[1], fax or by mail your complete legal name, reservation/booking number, ship and sailing date, along with proof of ownership of Carnival Corporation or Carnival plc shares (for example, photocopy of shareholder proxy card, a dividend tax voucher or a current brokerage or nominee statement with your current mailing address and your brokerage account number **blacked out**) no later than 4 weeks prior to your sail date to your travel agent or to the cruise line you have selected below. [1]**If you chose to email, you do so at your own risk and with the knowledge that email is inherently an insecure method of communication.**

NORTH AMERICA BRANDS

CARNIVAL CRUISE LINE*
Guest Administration
3655 N.W. 87th Avenue
Miami, FL 33178
Tel 800 438 6744 ext. 70450
Fax 305 406 6102
Email: shareholders@carnival.com

PRINCESS CRUISES*
Commercial Compliance Support
24303 Town Center Drive, Suite 200
Santa Clarita, CA 91355
Tel 800 872 6779 ext. 13028
Fax 661 753 0180
Email: sbpcl@princesscruises.com

HOLLAND AMERICA LINE
World Cruise Reservations
450 Third Ave. W.Seattle, WA 98119
Tel 800 522 3399
Fax 206 270 8060
Email:
CCLshareholderHAL@hollandamerica.com

SEABOURN
Seabourn Reservations
450 Third Ave. W.Seattle, WA 98119
Tel 800 929 9391
Fax 206 501 2900
Email: CCLshareholderSBN@seabourn.com

CUNARD*
Customer Solutions
24305 Town Center Drive, Suite 200
Santa Clarita, CA 91355
Tel 800 728 6273
Fax 661 753 0180
Email: sb@cunard.com

COSTA CRUISES*
Guest Services Administration
880 SW 145th Avenue, Suite 102
Pembroke Pines, FL 33027
Tel 800 462 6782
Fax 954 266 5868
Email: fax_usabooking@costa.it

CONTINENTAL EUROPE BRANDS

COSTA CRUISES*
Despatcher Team
Piazza Piccapietra, 48
16121 Genoa, Italy
Tel 39 0 10 548 31
Fax 39 0 10 999 7019
Email: prizemanagementfax@costa.it

AIDA CRUISES
Shareholder Guest Services
Am Strande 3d
18055 Rostock, Germany
Tel 49(0) 381 20270805
Fax 49(0) 381 2027 0601
Email: kabinengruss@aida.de

UNITED KINGDOM BRANDS

P & O CRUISES (UK)
Shareholders Guest Services
Carnival UK
Carnival House
100 Harbour Parade
Southampton SO15 1ST
United Kingdom
Tel 44 0 345 355 5111
Fax 44 0 238 065 7360
Email:
shareholderbenefits@carnivalukgroup.com

CUNARD*
Shareholders Guest Services
Tel 44 0 345 355 0300
Fax 44 0 238 065 7360
Email:
shareholderbenefits@carnivalukgroup.com

PRINCESS CRUISES (UK)*
Princess Cruises Military &
Shareholder Benefits Team
Tel 44 0 344 338 8663
Fax 44 0 238 065 7509
Email: benefits@princesscruises.co.uk

AUSTRALIA BRANDS
P & O CRUISES (AUSTRALIA)
PRINCESS CRUISES*
CARNIVAL CRUISE LINE*[1]
Customer Service Manager
PO Box 1429
Chatswood NSW 2057
Tel 61 2 8326 4000
Fax 61 2 8326 4550
Email:
shareholderbenefit@carnivalaustralia.com
Email: benefits@princesscruises.com.au

*The onboard credit for Carnival Cruise Line, Costa Cruises, Cunard and Princess Cruises is determined based on the operational currency onboard the vessel. Please visit our corporation website at www.carnivalcorp.com for updates.

[1]Refer to the Carnival Cruise Line contact details under North American Brands.

DLC Financial Statements and Other Information

CORPORATE AND OTHER INFORMATION

EXECUTIVE OFFICERS

CARNIVAL CORPORATION & PLC

Micky Arison
Chair of the Boards of Directors

David Bernstein
Chief Financial Officer and Chief Accounting Officer

Vice Admiral William R. Burke (Ret.)
Chief Maritime Officer

Enrique Miguez
General Counsel

Josh Weinstein
President, Chief Executive Officer and Chief Climate Officer

COSTA GROUP and CARNIVAL ASIA

Michael Thamm
Group Chief Executive Officer

BOARDS OF DIRECTORS

Micky Arison
Chair of the Board
Carnival Corporation & plc

Sir Jonathon Band
Former First Sea Lord and
Chief of Naval Staff
British Navy

Jason Glen Cahilly
Chief Executive Officer
Dragon Group LLC

Helen Deeble
Former Chief Executive Officer
P&O Ferries Division Holdings Ltd.

Jeffrey J. Gearhart
Former Executive Vice President, Global Governance and Corporate Secretary
Walmart, Inc.

Richard J. Glasier[1]
Former President and Chief Executive Officer
Argosy Gaming Company

Katie Lahey
Former Chair
Korn Ferry Australasia

Sara Mathew
Former Chair, President and Chief Executive Officer
Dun & Bradstreet Corporation

Sir John Parker[1]
Non-Executive Chair
Laing O'Rourke

Stuart Subotnick
President and Chief Executive Officer
Metromedia Company

Laura Weil
Founder and Managing Partner
Village Lane Advisory LLC

Josh Weinstein
President, Chief Executive Officer and Chief Climate Officer
Carnival Corporation & plc

Randall Weisenburger
Managing Member
Mile26 Capital LLC

1 Richard J. Glasier and Sir John Parker have decided not to seek re-election and will retire from the Boards with effect from the conclusion of the 2023 Annual Meetings of Shareholders, at which time the size of the Boards of Directors will be reduced to 11 members.

DIRECTORS EMERITUS AND LIFE PRESIDENTS

Ted Arison (1924-1999)
Chair Emeritus, Carnival Corporation

Maks Birnbach (1920-2007)
Director Emeritus, Carnival Corporation

A. Kirk Lanterman (1931-2019)
Chair Emeritus
Holland America Line Inc.

Meshulam Zonis (1933-2009)
Director Emeritus, Carnival Corporation

Uzi Zucker
Director Emeritus, Carnival Corporation & plc

Horst Rahe
Life President of AIDA Cruises

The Lord Sterling of Plaistow GCVO, CBE
Life President of P&O Cruises

OTHER INFORMATION

Corporate Headquarters
Carnival Corporation
Carnival Place
3655 N.W. 87th Avenue
Miami, Florida 33178-2428 U.S.A.
305-599-2600

Registered Office
Carnival plc
Carnival House
100 Harbour Parade
Southampton S015 1ST UK
44 (0) 23 8065 5000

Registrars and Stock Transfer Agents
Carnival Corporation
Computershare Investor Services
P.O. Box 43006
Providence, RI 02940-3006 U.S.A.
800-568-3476 (U.S.A, U.S.A Territories and Canada)
781-575-2879 (Outside U.S.A, U.S.A Territories and Canada)

Carnival plc
Equiniti Limited
Aspect House, Spencer Road
Lancing, West Sussex BN99 6DA UK
0371 384 2665 (UK)
44 (0) 371 384 2665 (Outside UK)

Other Shareholder Information
Copies of our joint Annual Report on Form 10-K, joint Quarterly Reports on Form 10-Q, joint Current Reports on Form 8-K, Carnival plc Annual Reports and all amendments to those reports, press releases and other documents, as well as information on our cruise brands are available through our website at www.carnivalcorp.com or www.carnivalplc.com.


CARNIVAL
CORPORATION&PLC

Carnival Place 3665 N.W. 87th Avenue Miami Florida 33178-2428 U.S.A. www.carnivalcorp.com
Carnival House 100 Harbour Parade Southampton S015 1ST UK www.carnivalplc.com



Carnival
CARNIVAL
CORPORATION & PLC.
2023
NOTICE OF ANNUAL MEETINGS
OF SHAREHOLDERS
AND PROXY STATEMENT


CARNIVAL
CORPORATION & PLC.



OUR COMPANY

Carnival Corporation & plc (NYSE: CCL and CUK; LSE: CCL) is the largest global cruise company and among the largest leisure travel companies with a portfolio of world-class cruise lines.

We believe cruising offers a broad range of products and services to suit vacationing guests of many ages, backgrounds and interests. Each brand in our portfolio meets the needs of a unique set of consumer psychographics and vacation needs which allows us to penetrate large addressable customer segments.

With our global corporate headquarters in Miami and several regional headquarters around the world, we are the only company in the world to be included in both the S&P 500 index in the U.S. and the FTSE 250 index in the UK.



OUR VISION

As the global leader in the cruise industry, we will lead the way in innovative and sustainable cruising to deliver memorable vacations and build borderless connections.



OUR MISSION AND PURPOSE

To deliver unforgettable happiness to our guests by providing extraordinary cruise vacations, while honoring the integrity of every ocean we sail, place we visit and life we touch.


AIDA


Carnival


Costa


CUNARD


Holland
America Line


P&O CRUISES


P&O
CRUISES
AUSTRALIA


PRINCESS


SEABOURN



Carnival Place
3655 N.W. 87th Avenue
Miami, Florida 33178-2428
United States

Carnival House
100 Harbour Parade
Southampton SO15 1ST
United Kingdom



Letter to Shareholders from our Chief Executive Officer



JOSH WEINSTEIN
President, Chief Executive Officer and Chief Climate Officer

Dear Fellow Shareholders,

During 2022, we completed a monumental 18-month journey marking our full return to guest cruise operations. Over the past 18 months we have:

- Returned 90 ships to service
- Re-boarded over 100,000 team members to our ships
- Restarted our unmatched portfolio of eight private island and port destinations
- Restarted our unrivaled land-based footprint in Alaska and the Yukon
- Welcomed back nearly nine million guests

Throughout 2022, we progressed on an upward trajectory as we continued to close the gap to 2019, our most recent full year of guest cruise operations, and believe we are gaining momentum on our return to profitability.

- For our cruise segments, revenue per passenger cruise day ("PCD") for the fourth quarter of 2022 increased 0.5% compared to a strong 2019, overcoming the dilutive impact of future cruise credits ("FCCs") and fluctuations in foreign currency. This was better than the third quarter of 2022 which decreased 4.1% compared to 2019.
- Occupancy in the fourth quarter of 2022 was 19 percentage points below 2019 levels. This was better than the first quarter of 2022 which was 50 percentage points below 2019 levels. We achieved this on growing capacity as we returned another 35% of our fleet to service in 2022, reaching 99% of our 2019 capacity levels during the fourth quarter.
- Revenue in the fourth quarter of 2022 was $3.8 billion, which was 80% of 2019 levels. This was better than the third quarter of 2022 which was 66% of 2019 levels, an improvement of 14 percentage points.

The uneven reopening of cruise travel around the world following the effects of COVID-19 and the impact the invasion of Ukraine has had on European countries have had a material impact on our results of operations. While all of our brands are on an upward trajectory, the pace of the recovery has trailed for those brands most heavily exposed to these factors as the impacts have weighed on consumer confidence in those regions resulting in greater uncertainty and closer-in booking patterns. To mitigate these impacts, we have made strategic deployment decisions to increase our closer-to-home and shorter duration itineraries to help reduce the friction of air travel, lower the overall cost of our vacations and facilitate a closer-in booking environment. We believe these decisions have positioned us well to attract more new-to-cruise guests and make us even more of a value proposition compared to land-based alternatives. Additionally, based on the evolving nature of COVID-19 and our ongoing collaboration with local and national public health authorities, our brands responsibly relaxed their COVID-19 related protocols aligning towards land-based vacation alternatives and strengthening our competitiveness.

To help support our growth, drive overall revenue generation, elevate awareness and consideration and enhance demand for both the near- and long-term, we have significantly increased our advertising activities, including a nearly 20% increase in our investment during the fourth quarter of 2022 compared to the fourth quarter of 2019. Our brands are utilizing pricing philosophies to maximize revenue and are sharing best practices across brands. Having been in pause status for nearly two years, we are also rebuilding demand by providing our guests with extraordinary cruise vacations, which we believe will increase the likelihood of our guests recommending our cruise vacations. In addition, we have a renewed focus on our travel agent partner relationships and a growing sales force. While building back demand and enhancing our revenue management tools and strategies, we are working to optimize the combination of occupancy levels with ticket and onboard prices to deliver revenue growth in the near-term while maintaining price integrity for the long-term. We are also not losing sight of our expense base as we have worked through our restart and continue to absorb and mitigate the impacts of the high inflationary environment we have all been living in.

During 2022, we continued to focus on minimizing our environmental impact and achieved a 2% reduction in carbon intensity compared to 2019 (11% reduction for ships in guest cruise operations), a 30% reduction in food waste compared to 2019 and used 290 million fewer single use items compared to 2018. We announced the rollout of Service Power Packages, global fleet upgrades, which will improve energy and fuel efficiency and support our sustainability goals, and announced the expansion of Air Lubrication Systems, which are expected to generate savings in fuel consumption and reductions in carbon emissions. Additionally, AIDA Cruises and Holland America Line achieved milestones in their decarbonization strategies piloting the use of a blend of marine biofuel. These investments, along with our fleet optimization and itinerary reviews, are expected to drive a 15% reduction in fuel consumption per available lower berth days (“ALBD”) in 2023, along with a 15% reduction in carbon emissions per ALBD on an annualized basis, both as compared to 2019.

Our fleet optimization efforts included welcoming stunning new flagships for six of our brands including *Carnival Celebration*, *AIDAcosma*, *Costa Toscana*, *Discovery Princess* and *Arvia*, as well as our first luxury expedition ship, *Seabourn Venture*. All of these ships were purpose-built to generate higher returns. In addition, we announced the removal of additional ships from our fleet, bringing the cumulative number of smaller-less efficient ships to be removed from our fleet since the pause to 26. Once completed, these efforts will result in nearly a quarter of our fleet consisting of newly delivered, larger, more efficient ships. We also announced Carnival Fun Italian Style™, a new concept for Carnival Cruise Line’s North American guests which will debut in the spring of 2023 with *Costa Venezia* followed by *Costa Firenze* in the spring of 2024. Additionally, during 2022, *Costa Luminosa* was transferred to Carnival Cruise Line and began guest operations as *Carnival Luminosa*.

During 2022, we reduced our capital expenditures by over $500 million as compared to our previous guidance. We have re-prioritized our expected spend to reflect the current environment, while maintaining our commitment to seek excellence in compliance, environmental protection, and in looking after the safety, health and well-being of every life we touch. In addition, we broke ground on a new exclusive destination in Grand Bahama Port for our Carnival Cruise Line brand, which will be an important addition to our current existing private islands and unique port destinations which had 6 million visits from our guests in 2022.

Going forward, we are committed to using our expected cash provided by operating activities to strengthen the balance sheet over time and expect to be disciplined and rigorous in making newbuild decisions. We have just four larger ships on order through 2025, plus our second Seabourn luxury expedition ship to be delivered in 2023. This is our lowest order book in decades.

Overall, we remain focused on driving revenue growth and accelerating our return to strong profitability. We believe that over time, this revenue generation and our more focused capital expenditure profile will support significant free cash flow, and propel us on the path to deleveraging, investment grade credit ratings and higher return on invested capital. This has been a truly remarkable year and we have come a long way in an incredibly short amount of time. We look forward to continuing to deliver unforgettable happiness to our guests by providing extraordinary cruise vacations in 2023, while honoring the integrity of every ocean we sail, place we visit and life we touch.

Sincerely,

JOSH WEINSTEIN
President, Chief Executive Officer and Chief Climate Officer

February 28, 2023

Table of Contents



Information about Attending the Annual Meetings

You are cordially invited to attend our Annual Meetings of Shareholders:



DATE

Friday, April 21, 2023



TIME

8:30 a.m. (EDT)

The Carnival plc Annual General Meeting will begin first, followed by the Carnival Corporation Annual Meeting.

Shareholders of each may attend both meetings.



LOCATION

Carnival Place
3655 N.W. 87th Avenue
Miami, Florida 33178
United States



LIVE VIDEO BROADCAST

Carnival House, 100 Harbour Parade, Southampton SO15 1ST, United Kingdom, 1:30 p.m. (BST)

Shareholders planning to attend the live video broadcast in Southampton must submit a proxy in order to vote as they will not be able to vote in person from Southampton. Shareholders attending the live video broadcast in Southampton will be able to submit questions live to the Directors in Florida, but will not be treated as, or considered to be, "in attendance" at the Annual Meetings.

Details regarding the matters to be voted on are contained in the attached Notices of Annual Meetings of Shareholders and Proxy Statement. Because of the dual listed company arrangement, all voting will take place on a poll (or ballot).

We continue to closely monitor the public health advisors and governmental regulations and guidelines relating to health and safety, including COVID-19. Please read the section "Safety and Security Measures" below for further details on how we plan to conduct the meetings to prioritize the safety and security of our employees, shareholders and other stakeholders.

The Boards will continue to monitor the situation closely and may need to make further adjustments to the "Safety and Security Measures," including any additional restrictions or requirements for shareholders to attend. Shareholders planning to attend the meeting should therefore check the "Investor Relations" section of our website at **www.carnivalcorp.com** and **www.carnivalplc.com** for any updates, which will be posted at least one week prior to the Annual Meetings of Shareholders.

While we welcome the opportunity to engage with our shareholders in person at the Annual Meetings of Shareholders, we strongly encourage shareholders to follow public health advice before deciding whether to attend the meeting or not.

Your vote is important. We encourage you to vote as soon as possible to ensure your vote is recorded promptly, even if you plan to attend the Annual Meetings of Shareholders.



The Boards of Directors recommend that you vote in favor of Proposals 1 through 12 and 14 through 22 and, in the case of Proposal 13, that you vote in favor of holding a non-binding advisory vote every year to approve the compensation of our Named Executive Officers.

The Boards of Directors consider the approval of Proposals 1 through 12 and 14 through 22 (inclusive) and, in the case of Proposal 13, the approval of holding a non-binding advisory vote every year to approve the compensation of our Named Executive Officers to be in the best interests of Carnival Corporation and Carnival plc and their shareholders.

We are furnishing the proxy materials to shareholders on or about February 28, 2023



DIRECTIONS

For directions to the 2023 Annual Meetings of Shareholders, you may contact Investor Relations at:



Carnival Corporation & plc
Attention: Investor Relations
3655 N.W. 87th Avenue
Miami, Florida 33178-2428
United States



ir@carnival.com



MEETING ADMISSION REQUIREMENTS

Attendance at the Annual Meeting of Carnival Corporation Shareholders is limited to shareholders and their duly appointed proxies or corporate representatives. Each attendee will be asked to present valid government-issued picture identification, such as a driver's license or passport.

Shareholders holding shares in brokerage accounts ("under a street name") will need to bring a copy of a brokerage statement reflecting share ownership as of the record date (February 21, 2023).



SAFETY AND SECURITY MEASURES

Attendees will be required to comply with any federal, state and/or local government guidance in force on the day of the Annual Meetings of Shareholders relating to health and safety. You should not attend the Annual Meetings of Shareholders if you are experiencing any COVID-19 symptoms, are waiting on a COVID-19 test result, have tested positive within 10 days preceding the date of the Annual Meetings of Shareholders or you have come into close contact with someone who suspects they have COVID-19, is waiting for a COVID-19 test result, or has tested positive for COVID-19 within the 10 days preceding the date of the Annual Meetings of Shareholders.

Due to security measures, all bags will be subject to search, and all persons who attend the meeting will be subject to a metal detector and/or a hand wand search. We will be unable to admit anyone who does not comply with these safety and security procedures.

The Boards will continue to monitor the situation closely and may need to make further adjustments to the "Safety and Security Measures," including any additional restrictions or requirements for shareholders to attend. Shareholders planning to attend the meeting should therefore check the "Investor Relations" section of our website at **www.carnivalcorp.com** and **www.carnivalplc.com** for any updates, which will be posted at least one week prior to the Annual Meetings of Shareholders.



Voting Information

YOUR VOTE IS IMPORTANT.

We encourage you to vote as soon as possible, even if you plan to attend the Annual Meetings of Shareholders.



ELIGIBILITY TO VOTE

All eligible shareholders may vote in person at the 2023 Annual Meetings of Shareholders. Please refer to details about how to vote in person in the "Question and Answers" section.

Carnival Corporation Shareholders	Carnival plc Shareholders
You are eligible to vote if you were a shareholder as of **the close of business (EDT) on February 21, 2023.**	You are eligible to vote if you are a shareholder as of **6:30 p.m. (BST) on April 19, 2023.**



HOW TO VOTE

REGISTERED HOLDERS

To make sure your vote is counted, please cast your vote as soon as possible by one of the following methods:

Voting Method	Carnival Corporation Shareholders	Carnival plc Shareholders
Internet	www.proxyvote.com, 24/7	www.sharevote.co.uk, 24/7
Telephone	1-800-690-6903 (toll-free)	N/A
CREST	N/A	Using CREST electronic proxy appointment service (if you hold your shares through CREST)
Mobile Device	Scan the QR code	Scan the QR code 
Mail	Complete and mail your signed form	Complete and mail your signed proxy form
At the Meeting	Attend the annual meeting and cast your ballot	Attend the annual meeting and cast your ballot

BENEFICIAL OWNERS (HOLDERS IN STREET NAME): your bank or broker will provide you with instructions on how to vote.



ENROLL FOR ELECTRONIC DELIVERY

We encourage shareholders to sign up to receive future proxy materials electronically. If you have not already enrolled, please consider doing so as it:

- is simple and convenient
- saves time and money
- is environmentally friendly

	Carnival Corporation Shareholders	Carnival plc Shareholders
 Internet	www.investordelivery.com	www.shareview.co.uk
 Mobile Device	Scan the QR code 	Scan the QR code 



Carnival Place
3655 N.W. 87th Avenue
Miami, Florida 33178-2428
United States



Notice of 2023 Annual Meeting of Carnival Corporation Shareholders

We are pleased to invite you to attend Carnival Corporation's 2023 Annual Meeting of Carnival Corporation Shareholders.



WHEN

Friday, April 21, 2023
8:30 a.m. (EDT)



WHERE

Carnival Place
3655 N.W. 87th Avenue
Miami, Florida 33178
United States



ELIGIBILITY TO VOTE AND RECORD DATE

The Board of Directors set February 21, 2023 as the record date for the Annual Meeting of Carnival Corporation Shareholders. This means that our shareholders as of the close of business on that date are entitled to receive this notice of the meeting and vote their shares.

Items of Business		Board Recommendation	Page Reference
1-11	To elect or re-elect 11 Directors, each to serve as a Director of Carnival Corporation and as a Director of Carnival plc	**FOR** each director nominee	8
1	To re-elect Micky Arison as a Director of Carnival Corporation and as a Director of Carnival plc.	**FOR**	12
2	To re-elect Sir Jonathon Band as a Director of Carnival Corporation and as a Director of Carnival plc.	**FOR**	12
3	To re-elect Jason Glen Cahilly as a Director of Carnival Corporation and as a Director of Carnival plc.	**FOR**	13
4	To re-elect Helen Deeble as a Director of Carnival Corporation and as a Director of Carnival plc.	**FOR**	13
5	To re-elect Jeffrey J. Gearhart as a Director of Carnival Corporation and as a Director of Carnival plc.	**FOR**	14
6	To re-elect Katie Lahey as a Director of Carnival Corporation and as a Director of Carnival plc.	**FOR**	14
7	To elect Sara Mathew as a Director of Carnival Corporation and as a Director of Carnival plc.	**FOR**	15
8	To re-elect Stuart Subotnick as a Director of Carnival Corporation and as a Director of Carnival plc.	**FOR**	16
9	To re-elect Laura Weil as a Director of Carnival Corporation and as a Director of Carnival plc.	**FOR**	17
10	To elect Josh Weinstein as a Director of Carnival Corporation and as a Director of Carnival plc.	**FOR**	18
11	To re-elect Randall Weisenburger as a Director of Carnival Corporation and as a Director of Carnival plc.	**FOR**	19
12	To hold a (non-binding) advisory vote to approve executive compensation.	**FOR**	40
13	To hold a (non-binding) advisory vote on how frequently shareholders should vote to approve compensation of the Named Executive Officers.	**EVERY YEAR**	41

	Items of Business	Board Recommendation	Page Reference
14	To hold a (non-binding) advisory vote to approve the Carnival plc Directors' Remuneration Report (other than the part containing the Carnival plc Directors' Remuneration Policy set out in Section B of Part II of the Carnival plc Directors' Remuneration Report) (in accordance with legal requirements applicable to UK companies).	FOR	42
15	To approve the Carnival plc Directors' Remuneration Policy set out in Section B of Part II of the Carnival plc Directors' Remuneration Report (in accordance with legal requirements applicable to UK companies).	FOR	43
16	To re-appoint the UK firm of PricewaterhouseCoopers LLP as independent auditors of Carnival plc and to ratify the selection of the U.S. firm of PricewaterhouseCoopers LLP as the independent registered public accounting firm of Carnival Corporation.	FOR	92
17	To authorize the Audit Committee of Carnival plc to determine the remuneration of the independent auditors of Carnival plc (in accordance with legal requirements applicable to UK companies).	FOR	92
18	To receive the accounts and reports of the Directors and auditors of Carnival plc for the year ended November 30, 2022 (in accordance with legal requirements applicable to UK companies).	FOR	96
19	To approve the giving of authority for the allotment of new shares by Carnival plc (in accordance with customary practice for UK companies).	FOR	97
20	To approve the disapplication of pre-emption rights in relation to the allotment of new shares and sale of treasury shares by Carnival plc (in accordance with customary practice for UK companies).	FOR	97
21	To approve a general authority for Carnival plc to buy back Carnival plc ordinary shares in the open market (in accordance with legal requirements applicable to UK companies desiring to implement share buyback programs).	FOR	100
22	To approve the Amendment of the Carnival Corporation 2020 Stock Plan.	FOR	102
23	To transact such other business as may properly come before the meeting.		

How to Vote

Your vote is important. Please review the proxy materials for the 2023 Annual Meeting of Carnival Corporation Shareholders and follow the instructions.

	INTERNET	TELEPHONE	MOBILE DEVICE	MAIL	AT THE MEETING
Registered Holders	www.proxyvote.com 24/7	Call 1-800-690-6903 (toll-free)	Scan the QR code	Complete and mail your signed form in the postage-paid envelope	Attend the annual meeting and cast your ballot
Beneficial Owners (Holders in Street Name)	Follow the instructions provided by your broker, bank or other nominee			Return a properly executed voting instruction form by mail, depending upon the methods your broker, bank or other nominee makes available	To attend the annual meeting, you will need proof of ownership and a legal proxy from your broker, bank or other nominee
Deadline	11:59 p.m. Eastern Time on April 20, 2023, if you are a registered holder		If you are a beneficial owner, please refer to the information provided by your broker, bank or other nominee		

Meeting Admission Requirements

Attendance at the Annual Meeting of Carnival Corporation Shareholders is limited to shareholders and their duly appointed proxies or corporate representatives. Each attendee will be asked to present valid government-issued picture identification, such as a driver's license or passport. Shareholders holding shares in brokerage accounts ("under a street name") will need to bring a copy of a brokerage statement reflecting share ownership as of the record date (February 21, 2023). Additional requirements are included in the "Safety and Security Measures" section above.

Notice of Internet Availability

Carnival Corporation is continuing to take advantage of U.S. Securities and Exchange Commission ("SEC") rules that allow it to deliver proxy materials over the Internet. Under these rules, Carnival Corporation is sending its shareholders a one-page notice regarding the Internet availability of proxy materials instead of a full set of proxy materials, unless they previously requested to receive printed copies. If you receive this one-page notice, you will not receive printed copies of the proxy materials unless you specifically request them. Instead, this notice tells you how to access and review on the Internet all of the important information contained in the proxy materials. This notice also tells you how to submit your proxy card on the Internet and how to request to receive a printed copy of the proxy materials. All Carnival Corporation shareholders are urged to follow the instructions in the notice and submit their votes using one of the voting methods described in the proxy materials. If you receive a printed copy of the proxy materials, the accompanying envelope for return of the proxy card requires no postage.

Any shareholder attending the Annual Meeting of Carnival Corporation Shareholders in Miami, Florida may personally vote on all matters that are considered, in which event any previously submitted proxy will be revoked.

On Behalf of the Board of Directors,

ARNALDO PEREZ
Company Secretary

January 27, 2023

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETINGS TO BE HELD ON APRIL 21, 2023	The Notice of Annual Meetings of Shareholders, Proxy Statement and the Annual Report are available our websites at **www.carnivalcorp.com** and **www.carnivalplc.com**.


CARNIVAL PLC

(incorporated and registered in England and Wales under number 4039524)

Carnival House
100 Harbour Parade
Southampton SO15 1ST
United Kingdom



Notice of 2023 Annual General Meeting of Carnival plc Shareholders

THIS NOTICE OF ANNUAL GENERAL MEETING IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent financial advisor authorized under the UK Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all your shares in Carnival plc, please send this document and the accompanying documents to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

NOTICE IS HEREBY GIVEN that an ANNUAL GENERAL MEETING of Carnival plc will be held:



WHEN

Friday, April 21, 2023
8:30 a.m. (EDT)



WHERE

Carnival Place
3655 N.W. 87th Avenue
Miami, Florida 33178
United States



ELIGIBILITY TO VOTE

Carnival plc, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered in the register of members of Carnival plc at 6:30 p.m. (BST) on April 19, 2023 shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to the entries on the register of members after 6:30 p.m. (BST) on April 19, 2023 shall be disregarded in determining the rights of any person to attend or vote at the meeting.



LIVE VIDEO BROADCAST

Carnival House, 100 Harbour Parade, Southampton SO15 1ST, United Kingdom, 1:30 p.m. (BST)

Shareholders planning to attend the live video broadcast in Southampton must submit a proxy in order to vote as they will not be able to vote in person from Southampton. Shareholders attending the live video broadcast in Southampton will be able to submit questions live to the Directors in Florida, but will not be treated as, or considered to be, “in attendance” at the Annual Meetings.

The meeting will be held for the purpose of considering and, if thought fit, passing the resolutions described below:

Proposals	Vote Required
• Proposals 1 through 19 and Proposal 22 will be proposed as **ordinary resolutions.**	For ordinary resolutions, the **required majority is more than 50% of the combined votes cast** at this meeting and the Annual Meeting of Carnival Corporation Shareholders.
• Proposals 20 and 21 will be proposed as **special resolutions**.	For special resolutions, the **required majority is not less than 75% of the combined votes cast** at this meeting and the Annual Meeting Carnival Corporation Shareholders.

Proposals		Board Recommendation	Page Reference
1-11	**ELECTION OR RE-ELECTION OF 11 DIRECTORS NAMED IN THIS PROXY STATEMENT** To elect or re-elect 11 Directors, each to serve as a Director of Carnival Corporation and as a Director of Carnival plc	FOR each director nominee	8
1	To re-elect Micky Arison as a Director of Carnival Corporation and as a Director of Carnival plc.	FOR	12
2	To re-elect Sir Jonathon Band as a Director of Carnival Corporation and as a Director of Carnival plc.	FOR	12
3	To re-elect Jason Glen Cahilly as a Director of Carnival Corporation and as a Director of Carnival plc.	FOR	13
4	To re-elect Helen Deeble as a Director of Carnival Corporation and as a Director of Carnival plc.	FOR	13
5	To re-elect Jeffrey J. Gearhart as a Director of Carnival Corporation and as a Director of Carnival plc.	FOR	14
6	To re-elect Katie Lahey as a Director of Carnival Corporation and as a Director of Carnival plc.	FOR	14
7	To elect Sara Mathew as a Director of Carnival Corporation and as a Director of Carnival plc.	FOR	15
8	To re-elect Stuart Subotnick as a Director of Carnival Corporation and as a Director of Carnival plc.	FOR	16
9	To re-elect Laura Weil as a Director of Carnival Corporation and as a Director of Carnival plc.	FOR	17
10	To elect Josh Weinstein as a Director of Carnival Corporation and as a Director of Carnival plc.	FOR	18
11	To re-elect Randall Weisenburger as a Director of Carnival Corporation and as a Director of Carnival plc.	FOR	19
12-13	**EXECUTIVE COMPENSATION**	FOR	40
12	To hold a (non-binding) advisory vote to approve executive compensation (in accordance with legal requirements applicable to U.S. companies).	FOR	40
13	To hold a (non-binding) advisory vote on how frequently shareholders should vote to approve compensation of the Named Executive Officers (in accordance with legal requirements applicable to U.S. companies).	EVERY YEAR	41
14-15	**DIRECTORS' REMUNERATION REPORT**	FOR	42
14	To hold a (non-binding) advisory vote to approve the Carnival plc Directors' Remuneration Report (other than the part containing the Carnival plc Directors' Remuneration Policy set out in Section B of Part II of the Carnival plc Directors' Remuneration Report) (as set out in the annual report for the year ended November 30, 2022).	FOR	42

Proposals		Board Recommendation	Page Reference
	15 To approve the Carnival plc Directors' Remuneration Policy set out in Section B of Part II of the Carnival plc Directors' Remuneration Report (as set out in the annual report for the year ended November 30, 2022).	FOR	43
16-17	**RE-APPOINTMENT AND REMUNERATION OF CARNIVAL PLC AUDITORS AND RATIFICATION OF CARNIVAL CORPORATION AUDITORS**	**FOR**	92
	16 To re-appoint the UK firm of PricewaterhouseCoopers LLP as independent auditors of Carnival plc and to ratify the selection of the U.S. firm of PricewaterhouseCoopers LLP as the independent registered public accounting firm of Carnival Corporation.	FOR	92
	17 To authorize the Audit Committee of the Board of Directors of Carnival plc to determine the remuneration of the independent auditors of Carnival plc.	FOR	92
18	**ACCOUNTS AND REPORTS** To receive the accounts and the reports of the Directors and auditors of Carnival plc for the year ended November 30, 2022.	**FOR**	96
19	**ALLOTMENT OF SHARES** THAT the Directors of Carnival plc be and they are hereby authorized to allot shares in Carnival plc and to grant rights to subscribe for or convert any security into shares in Carnival plc: (a) up to an aggregate nominal amount of $102,995,305 (such amount to be reduced by the nominal amount allotted or granted under paragraph (b) below in excess of such sum); and (b) up to an aggregate nominal amount of $205,990,610 (such amount to be reduced by any allotments or grants made under paragraph (a) above) in connection with an offer by way of a rights issue: • to ordinary shareholders in proportion (as nearly as may be practicable) to their holdings of ordinary shares on the record date for such allotment; and • to holders of other equity securities as required by the rights of those securities or as the Directors of Carnival plc otherwise consider necessary, and so that the Directors of Carnival plc may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter, such authorities to apply until the end of next year's Carnival plc Annual General Meeting (or, if earlier, until the close of business on July 20, 2024) but, in each case, during this period Carnival plc may make offers and enter into agreements which would, or might, require shares to be allotted or rights to subscribe for or convert securities into shares to be granted after the authority expires and the Directors of Carnival plc may allot shares or grant rights to subscribe for or convert securities into shares under any such offer or agreement as if the authority had not expired.	**FOR**	97
20	**DISAPPLICATION OF PRE-EMPTION RIGHTS** THAT, subject to Proposal 19 passing, the Directors of Carnival plc be given power to allot equity securities (as defined in the UK Companies Act 2006 (the "Companies Act")) for cash under the authority given by that resolution and/or to sell ordinary shares held by Carnival plc as treasury shares for cash as if Section 561 of the Companies Act did not apply to any such allotment or sale, such power to be limited: (a) to the allotment of equity securities and sale of treasury shares for cash in connection with an offer of, or invitation to apply for, equity securities (but in the case of the authority granted under paragraph (b) of Proposal 19, by way of a rights issue only): • to ordinary shareholders in proportion (as nearly as may be practicable) to their holdings of ordinary shares on the record date for such allotment or sale; and	**FOR**	97

Proposals	Board Recommendation	Page Reference

- to holders of other equity securities, as required by the rights of those securities, or as the Directors of Carnival plc otherwise consider necessary,

and so that the Directors of Carnival plc may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter;

(b) in the case of the authority granted under paragraph (a) of Proposal 19 and/or in the case of any sale of treasury shares for cash, to the allotment (otherwise than under paragraph (a) above) of equity securities or sale of treasury shares up to a nominal amount of $30,898,591; and

(c) in the case of the authority granted under paragraph (a) of Proposal 19 and/or in the case of any sale of treasury shares for cash, to the allotment of equity securities or sale of treasury shares (otherwise than under paragraphs (a) or (b) above) up to a nominal amount equal to 2 percent of any allotment of equity securities or sale of treasury shares from time to time under paragraph (b) above, such authority to be used only for the purposes of making a follow-on offer which the Directors of Carnival plc determine to be of a kind contemplated by paragraph 3 of Section 2B of the Statement of Principles on Disapplying Pre-Emption Rights most recently published by the Pre-Emption Group prior to the date of this notice,

such power to apply until the end of next year's Annual General Meeting (or, if earlier, until the close of business on July 20, 2024) but, in each case, during this period Carnival plc may make offers, and enter into agreements, which would, or might, require equity securities to be allotted (and/or treasury shares to be sold) after the power expires and the Directors of Carnival plc may allot equity securities (and sell treasury shares) under any such offer or agreement as if the power had not expired.

21 **GENERAL AUTHORITY TO BUY BACK CARNIVAL PLC ORDINARY SHARES** — **FOR** — 100

THAT Carnival plc be and is generally and unconditionally authorized to make market purchases (within the meaning of Section 693(4) of the Companies Act) of ordinary shares of $1.66 each in the capital of Carnival plc on such terms and in such manner as the Directors of Carnival plc may determine, subject to the following conditions:



(a) the maximum number of ordinary shares authorized to be acquired is 18,613,610;

(b) the minimum price (exclusive of expenses) which may be paid for an ordinary share is $1.66;

(c) the maximum price which may be paid for an ordinary share is an amount (exclusive of expenses) equal to the higher of:

- 105% of the average middle market quotation for an ordinary share of Carnival plc, as derived from the London Stock Exchange Daily Official List, for the five business days immediately preceding the day on which such ordinary share is contracted to be purchased; and
- the higher of the last independent trade and the highest current independent bid for an ordinary share on the trading service venue where the purchase is carried out; and

(d) unless previously revoked or renewed, this authority shall expire at the end of next year's Annual General Meeting (or, if earlier, at close of business on July 20, 2024), but during this period Carnival plc may make contracts to purchase ordinary shares that would or might be executed wholly or partly after the authority expires and Carnival plc may make purchase of ordinary shares under any such contract as if the authority had not expired.

22 **AMENDMENT OF THE CARNIVAL CORPORATION 2020 STOCK PLAN** —  **FOR** — 102

To approve the Amendment of the Carnival Corporation 2020 Stock Plan.



There are 22 Proposals that require shareholder approval at the Annual General Meeting this year. The Directors unanimously recommend that you vote in favor of Proposals 1 through 12 and 14 through 22 (inclusive) and, in the case of Proposal 13, that you vote in favor of holding a non-binding advisory vote every year to approve the compensation of our Named Executive Officers.

The Directors encourage you to submit your vote using one of the voting methods described herein. Submitting your voting instructions by any of these methods will not affect your right to attend the meeting in person should you so choose.

Voting Arrangements for Carnival plc Shareholders

Your vote is important. Carnival plc shareholders can vote in any of the following three ways:

1. by attending the Annual General Meeting and voting in person or, in the case of corporate shareholders, by corporate representatives;
2. by appointing a proxy to attend and vote on their behalf, using the proxy form enclosed with this Notice of Annual General Meeting; or
3. by voting electronically as described below.

VOTING IN PERSON

If you come to the Annual General Meeting, please bring the attendance card (attached to the enclosed proxy form) with you. This will mean you can register more quickly.

In order to attend and vote at the Annual General Meeting, a corporate shareholder may appoint one or more individuals to act as its representative. The appointment must comply with the requirements of Section 323 of the Companies Act. Each representative should bring evidence of their appointment, including any authority under which it is signed, to the meeting. If you are a corporation and are considering appointing a corporate representative to represent you and vote your shareholding in Carnival plc at the Annual General Meeting, you are strongly encouraged to pre-register your corporate representative to make registration on the day of the meeting more efficient. In order to pre-register, please email your Letter of Representation to Carnival plc's registrars, Equiniti Limited, at proxyvotes@equiniti.com.

Please note that each shareholder or their duly appointed proxies and corporate representatives will be required to comply with the "Meeting Admission Requirements" and "Safety and Security Measures" in the "Information about Attending the Annual Meetings" section preceding the Carnival plc Notice of Annual General Meeting.

VOTING BY PROXY

A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to exercise all or any of their rights to attend, speak and vote in his or her stead. A proxy need not be a shareholder of Carnival plc. A shareholder may appoint more than one proxy provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. To appoint more than one proxy, please follow the notes contained in the proxy form. A person who is nominated to enjoy information rights in accordance with Section 146 of the Companies Act, but who is not a shareholder, is not entitled to appoint a proxy. Shareholders planning to attend the live video broadcast in Southampton must submit a proxy in order to vote as they will not be able to vote in person from Southampton.

If you are a person nominated to enjoy information rights in accordance with Section 146 of the Companies Act you may have a right under an agreement between you and the member by whom you were nominated to be appointed, or to have someone else appointed, as a proxy for the meeting. If you have no such right, or you have such a right but do not wish to exercise it, you may have a right under such an agreement to give instructions to the member as to the exercise of voting rights.

To be effective, a duly completed proxy form and the authority (if any) under which it is signed, or a notarially certified copy of such authority, must be deposited (whether delivered personally or by post) at the offices of Carnival plc's registrars as soon as possible and in any event no later than 1:30 p.m. (BST) on April 19, 2023.



Equiniti Limited
Aspect House
Spencer Road
Lancing BN99 6DA
United Kingdom

Alternatively, a proxy vote may be submitted via the Internet in accordance with the instructions set out on the proxy form.

In the case of joint registered holders, the signature of one holder on a proxy card will be accepted and the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority shall be determined by the order in which names stand on the register of shareholders of Carnival plc in respect of the relevant joint holding.

If you are a member of CREST, you may register the appointment of a proxy by using the CREST electronic proxy appointment service. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with Euroclear's specifications and must contain the information required for such instructions, as described in the CREST Manual, which can be viewed at www.euroclear.com. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID RA19) by the latest time(s) for receipt of proxy appointments specified in the Notice of Annual General Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his or her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. Carnival plc may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

If you are an institutional investor, you may be able to appoint a proxy electronically via the Proxymity platform, a process which has been agreed by Carnival plc and approved by the Registrar. For further information regarding Proxymity, please go to www.proxymity.io. Your proxy must be lodged by 1:30 p.m. (BST) on April 19, 2023 in order to be considered valid. Before you can appoint a proxy via this process you will need to have agreed to Proxymity's associated terms and conditions. It is important that you read these carefully as you will be bound by them and they will govern the electronic appointment of your proxy.

VOTING ELECTRONICALLY

Shareholders are entitled to vote online at **www.sharevote.co.uk.** Shareholders voting electronically should vote as soon as possible, and in any event no later than 1:30 p.m. (BST) on April 19, 2023.

SHAREHOLDERS WHO ARE ENTITLED TO ATTEND OR VOTE

Carnival plc, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered in the register of members of Carnival plc at 6:30 p.m. (BST) on April 19, 2023 shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to the entries on the register of members after 6:30 p.m. (BST) on April 19, 2023 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

Asking Questions at the Meeting

Any shareholder attending the meeting has the right to ask questions. Carnival plc must cause to be answered any such question relating to the business being dealt with at the meeting, but no such answer need be given if:

- to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information;
- the answer has already been given on a website in the form of an answer to a question; or
- it is undesirable in the interests of Carnival plc or the good order of the meeting that the question be answered.

Shareholders attending the live video broadcast in Southampton will be able to submit questions live to the Directors in Florida, but will not be treated as, or considered to be, “in attendance” at the Annual General Meeting.

Documents Available for Inspection

Copies of all service agreements (including letters of appointment) between each Director and Carnival plc will be available for inspection during normal business hours on any weekday (public holidays excluded) at the registered office of Carnival plc from the date of this notice until and including the date of the meeting and at the place of the meeting for at least 15 minutes prior to and during the meeting.

Rights Under Sections 338 and 338A

Under Sections 338 and 338A of the Companies Act, shareholders meeting the threshold requirements in those Sections have the right to require Carnival plc: (i) to give, to shareholders of Carnival plc entitled to receive notice of the meeting, notice of a resolution which may properly be moved and is intended to be moved at the meeting and/or (ii) to include in the business to be dealt with at the meeting any matter (other than a proposed resolution) which may be properly included in the business unless (a) (in the case of a resolution only) it would, if passed, be ineffective, (b) it is defamatory of any person, or (c) it is frivolous or vexatious. Such a request may be in hard copy form or in electronic form, must identify the resolution of which notice is to be given or the matter to be included in the business, must be authorized by the person or persons making it, must be received by Carnival plc not later than March 10, 2023, being the date six clear weeks before the meeting, and (in the case of a matter to be included in the business only) must be accompanied by a statement setting out the grounds for the request.

Website Materials

This Proxy Statement and other information required by Section 311A of the Companies Act have been posted on our websites at **www.carnivalcorp.com** and **www.carnivalplc.com**.

You may not use any electronic address (within the meaning of Section 333 of the Companies Act) provided in this Proxy Statement (or in any related documents including the proxy form) to communicate with Carnival plc for any purposes other than those expressly stated.

Under Section 527 of the Companies Act, shareholders meeting the threshold requirements set out in that Section have the right to require Carnival plc to publish on a website a statement setting out any matter relating to:

- the audit of Carnival plc's accounts (including the auditor's report and the conduct of the audit) that are to be laid before the Annual General Meeting; or
- any circumstance connected with an auditor of Carnival plc ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with Section 437 of the Companies Act.

Carnival plc may not require the shareholders requesting any such website publication to pay its expenses in complying with Sections 527 or 528 of the Companies Act. Where Carnival plc is required to place a statement on a website under Section 527 of the Companies Act, it must forward the statement to Carnival plc's auditor not later than the time when it makes the statement available on the website.
The business which may be dealt with at the Annual General Meeting includes any statement that Carnival plc has been required under Section 527 of the Companies Act to publish on a website.

By Order of the Board of Directors,



ARNALDO PEREZ
Company Secretary

January 27, 2023

REGISTERED OFFICE
Carnival House | 100 Harbour Parade | Southampton SO15 1ST | United Kingdom

Proxy Summary

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information you should consider.

You should read the entire Proxy Statement carefully before voting.

Corporate Governance Highlights

Corporate Governance Best Practices

- ✓ 9 of our 11 Directors(1) are independent, including all members of the Audit, Compensation, Compliance, Health, Environmental, Safety and Security ("HESS") and Nominating & Governance Committees
- ✓ Presiding Director and Senior Independent Director, with defined responsibilities
- ✓ 4 of our 11 Directors(1) are female and one is ethnically diverse
- ✓ Balance of new and experienced Directors
- ✓ Majority voting for Directors in uncontested elections
- ✓ Stock ownership guidelines for Directors and executives

(1) Following the 2023 Annual Meetings of Shareholders.

- ✓ Regular shareholder engagement
- ✓ Annual Director self-evaluation and committee assessment to ensure Board effectiveness
- ✓ All Directors attended over 75% of 2022 meetings
- ✓ Regular executive sessions of independent Directors
- ✓ Robust risk oversight
- ✓ Board review of our financial performance, strategy and succession planning
- ✓ Code of Business Conduct and Ethics
- ✓ Commitment to corporate social responsibility and sustainability

Our governance documents are available at **carnivalcorp.com/governance** and **carnivalplc.com/governance**.

OUR COMMITMENT TO COMPLIANCE, SUSTAINABILITY AND CORPORATE SOCIAL RESPONSIBILITY


CLIMATE ACTION
We support the adaptation of alternative fuels and are testing new technologies as they become available. We are investing in new low-carbon or zero-carbon emission technologies, developing and installing advanced air quality systems and partnering with organizations and stakeholders to support our decarbonization efforts.
CIRCULAR ECONOMY
As the world shifts towards a circular economy model where materials flow around a 'closed loop' system, we are shifting how we work with our supply chain partners to reduce waste.
GOOD HEALTH & WELL-BEING
Our employees are at the heart of our operation, and we are working on expanding our well-being programs to support their physical and mental health, encourage social connectivity with family and friends and promoting a balanced lifestyle.
CARNIVAL CORPORATION & PLC
Sustainability
SUSTAINABILITY FOCUS AREAS
AIDA
Carnival
Costa
CUNARD
Holland America Line
P&O AUSTRALIA
P&O CRUISES
PRINCESS
SEABOURN
DIVERSITY, EQUITY & INCLUSION
Our success depends on the diversity, talent and dedication of our global employee base. We strive to provide an inclusive and supportive work environment with equal opportunities for professional growth throughout their career path.
SUSTAINABLE TOURISM
As we travel the world, we have the privilege to explore many cultures and environments. It is our collective responsibility to respect and help them maintain their culture, history and natural resources.
BIODIVERSITY & CONSERVATION
Our efforts are focused on implementing best practices across our operations, investing in programs that support biodiversity and conservation, working with our supply chain and partnering with the communities we visit to help maintain and improve their ecosystems.



PROTECTING THE ENVIRONMENT

We strive to be a company that people want to work for and to be an exemplary global corporate citizen. Our commitment and actions to keep our guests and crew members safe and well, protect the environment, develop and provide opportunities for our workforce, strengthen stakeholder relations and enhance both the communities where we work as well as the port communities that our ships visit, are reflective of our brands' core values and vital to our success.

In 2021, we established goals for 2030 which incorporate six key focus areas listed below that align with elements of the United Nation's Sustainable Development Goals and build on the momentum of our successful achievement of our 2020 sustainability goals: climate action; circular economy; good health and well-being; sustainable tourism; biodiversity and conservation; and diversity, equity and inclusion.

A key focus of our sustainability efforts is climate action, which includes our commitment to reduce carbon maritime scale battery technology and methanol powered fuel cells and working with classification societies and other stakeholders to assess lower carbon fuel options for cruise ships, which include methanol, bioLNG, eLNG, hydrogen, and biofuels. While alternative fuels may provide a path to decarbonization for the maritime industry, there are significant supply challenges that must be resolved before viability is reached. We are working with suppliers to encourage investment in a reliable supply infrastructure.

During 2022, we also announced the global rollout of Service Power Packages, a comprehensive set of technology upgrades, which will be implemented over the next several years across a portion of our fleet. The Service Power Package upgrades are part of our ongoing energy efficiency investment program and are expected to further improve energy savings and reduce fuel consumption. Upon completion, these upgrades are expected to deliver an average of 5-10% fuel savings per ship.



PROTECTING THE ENVIRONMENT

emissions and our aspiration to achieve net carbon-neutral operations. We have made significant progress towards our 2030 carbon intensity reduction goals of 40% from a 2008 baseline, measured in both grams of CO2e per ALB-km and kilograms of CO2e per ALBD. During 2022, we updated the baseline year for both goals to 2019 from 2008. Both 2030 goals now require a 20% improvement from 2019. With the updated baseline year, we strengthened our 2030 goal measured in kilograms of CO2e per ALBD since the initial 2030 goal would only have required a further 15% reduction from 2019 levels. Our goal measured in grams of CO2e per ALB-km remains the same. In addition, this new baseline year helps us better communicate recent progress against our climate goals to our investors and stakeholders as well as modernize our disclosures in alignment with developing best practice and reporting standards.

In addition to our 2030 sustainability goals, we are committed to continuing our reduction of carbon emissions and have aspirations to achieve net carbon-neutral operations by 2050, well ahead of current International Maritime Organization ("IMO") targets. While fossil fuels are currently the only viable option for our industry, we are closely monitoring technology developments and partnering with key organizations to help identify and scale new technologies not yet ready for the cruise industry. For example, we are piloting

In addition, we have five Air Lubrication Systems ("ALS") currently operating in our fleet, we are currently installing ALS on six ships, and we are planning at least eight more installations. ALS cushion the flat bottom of a ship's hull with air bubbles, which reduces the ship's frictional resistance and the propulsive power required to drive the ship through the water, which is expected to generate approximately 5% savings in fuel consumption and reductions in carbon emissions on ALS equipped ships.

As part of our plan for carbon footprint reduction, we have 11 LNG powered cruise ships that are expected to join the fleet through 2025, including seven ships already in operation as of November 30, 2022. In total, these ships are expected to represent 20% of our total future capacity by summer 2025. All of our LNG ships also have the capability to run on conventional fuels. LNG is a fossil fuel and generates carbon emissions. Its direct CO2 emissions are lower than those of conventional fuels and it emits effectively zero sulfur oxides (only the sulfur in the pilot fuel is present), reducing nitrogen oxides by 85% and particulate matter by 95%-100%.

We pioneered the use of Advanced Air Quality Systems on board our ships to aid in the reduction of sulfur and lifecycle greenhouse gas emissions and are promoting the use of shore power.



PROMOTING DIVERSITY AND INCLUSION

We believe that diversity and inclusion issues, such as the attraction, retention, development and promotion of women and people of color, are not only important topics in corporations and boardrooms world-wide, but they are issues critically important to sustaining the success of our business. For years, we have partnered with organizations focused on improving the diversity and inclusiveness of workplaces and by extension, society in general. We strive to achieve greater performance through capturing the power of employee diversity across all elements such as race, ethnicity, age, gender and sexual orientation and identification.

Accordingly, Josh Weinstein, our President, Chief Executive Officer ("CEO") and Chief Climate Officer, has committed to Catalyst's "Catalyst CEO Champions for Change" initiative to support the advancement of women's leadership and diversity in the workplace.

We are also a global partner of the International LGBTQ+ Travel Association (IGLTA), the world's leading network of LGBTQ+ welcoming tourism businesses. Through our partnership, we will help promote equality and safety for LGBTQ+ tourism worldwide.

It is the policy of Carnival Corporation & plc that disabled persons should receive full and fair consideration for all job vacancies and promotions for which they are qualified applicants. It is the policy of Carnival Corporation & plc to seek to retain employees who become disabled while in their service whenever possible and to provide appropriate training and accommodations for disabled persons.

Training and career development are provided and encouraged for all employees, including disabled persons.



INVESTING IN OUR COMMUNITIES

Carnival Foundation is dedicated to creating positive change through empowering youth, enhancing education and strengthening families in the communities where we live and work. Carnival Foundation and the brands of Carnival Corporation & plc support a broad spectrum of organizations that positively impact thousands of youth and families each year through charitable giving, in-kind donations and volunteerism. Whether it is providing job training to the homeless, preserving and protecting the environment, furthering medical research or investing in our future through education and mentoring, the reach of Carnival Foundation is all-encompassing.

During times of crisis, Carnival Foundation works closely with national and international relief organizations, coordinating corporate and employee donations for emergencies, such as hurricanes in the U.S. and in the Caribbean.

Carnival Foundation's contributions are spread to communities where the brands operate, but focus on organizations in South Florida, where Carnival Corporation is headquartered.

www.carnivalfoundation.com



CORPORATE AWARDS AND RECOGNITION

Carnival Corporation & plc was awarded a **2022 SABRE Award**, one of the top public relations industry awards, for its international communications and reputation work tied to restarting guest cruise operations. The SABRE Awards—which honor the best communications campaigns from the North America, Latin America, Africa, South-East Asia, Europe, Middle East and Africa and the Asia-Pacific regions—attract more than 5,000 entries from more than 60 countries.

Carnival Corporation & plc was Recognized on *Forbes*' annual listings of **Worlds' Best Employers of 2022** and **Worlds' Top Female-Friendly Companies of 2022** for the second consecutive year, and **America's Best Employers for Diversity** for the fourth consecutive year.


WORLD'S BEST EMPLOYERS
Forbes
2022
POWERED BY STATISTA

Carnival Corporation & plc was again recognized as one of the **Best Companies for Latinos to Work in 2022** by *Latino Leaders Magazine*, the only national magazine fully dedicated to showcasing and promoting leadership in the Latino community in the U.S.

Carnival Corporation & plc earned a perfect score for the sixth consecutive year on the **Human Rights Campaign Foundation's 2022 Corporate Equality Index**, designating us as a Best Place to Work for LGBTQ Equality for the fifth consecutive year.

Several of our brands earned top employer recognitions and honors for diversity, equity and inclusion, including awards for **Best Employers in Germany** (AIDA Cruises); **Investment in People and Empowering Filipino Seafarers** (Carnival Cruise Line); and **Best Facilities for Guests with Disabilities** (Holland America Line).

Several of our brands also earned recognitions for responsible and safe operations and community support, including awards for **Best Service and Staff** (Princess Cruises), **Overall-Giving Back Initiative** (Holland America Line) and **Most Trusted Cruise Line** (Carnival Cruise Line), along with achieving and maintaining the **ISO 14001 Environmental Management System standard** for over 15 consecutive years (Princess Cruises).

Additionally, CSMART Arison Maritime Training Center received the **2022 SAFETY4SEA Training Award** for expanding its training portfolio to include an online and onboard curriculum and remote usage of its simulation technology.

Executive Compensation Highlights

COMPENSATION POLICIES AND PRACTICES

What We Do	What We Don't Do
✔ Independent Compensation Committees that review and approve all compensation for our Named Executive Officers	✘ No guaranteed or unlimited incentive payouts in our annual bonus plan
✔ Independent compensation consultant	✘ No evergreen provisions in our equity plan
✔ Annual Say-on-Pay vote	✘ No short sales, short-term hedging or margin sales of our securities
✔ Stock ownership guidelines for Directors and executive officers	✘ No stock option repricing
✔ Compensation Committees assess compensation practices to deter excessive risk-taking	✘ No liberal share recycling of stock options or stock appreciation rights
✔ Pay-for-performance philosophy	✘ No pension plans or supplemental deferred compensation or retirement plans for our Named Executive Officers
✔ Mix of compensation which includes short-term cash and long-term equity-based compensation	✘ No single-trigger change in control equity vesting
✔ Robust clawback policy	✘ No Section 280G gross-up payments in the event of change of control

PRINCIPAL COMPENSATION OBJECTIVES

We believe that our executive compensation program should be appropriately tailored to balance short-term and long-term compensation opportunities to enable Carnival Corporation and Carnival plc to meet short-term objectives while continuing to produce value for their shareholders over the long-term and supporting a strong focus on retention. Our executive compensation program is designed to:


1

Reward results and effective strategic leadership through the use of both short-term and long-term incentives, taking into account each executive's performance, experience and responsibilities.


2

Align executive interests with those of our shareholders by making a substantial portion of compensation at risk and performance-based.


3

Remain competitive in the marketplace in order to attract, motivate and retain our talent that we believe is necessary to achieve our financial and strategic goals.

TOTAL TARGET COMPENSATION MIX[(1)]


CEO
Base Salary
14%
86%
At-risk
Annual
Incentive
Bonus
29%
Long-Term
Equity
Incentives
57%
Other NEOs
Base Salary
21%
79%
At-risk
Long-Term
Equity
Incentives
50%
Annual
Incentive Bonus
29%

(1) At-risk compensation includes the Annual Incentive Bonus that is subject to performance criteria and the Long-Term Equity Incentives that are subject to change in value based on share price movements during the vesting period.

SHAREHOLDER ENGAGEMENT

- Carnival Corporation & plc has a long-standing shareholder outreach program and routinely interacts with shareholders on a number of matters, including executive compensation. The Compensation Committees consider all feedback received about executive compensation.
- During the past year, as a supplement to our broader shareholder engagement program, we conducted extensive shareholder outreach to understand the factors that drove investors' evaluation of and voting on our compensation program for Named Executive Officers, and to share and obtain feedback on the expected evolution of our program, including returning to our historical practice of utilizing quantitative performance criteria for fiscal 2022. We continue to seek and incorporate shareholder feedback in our compensation deliberations. See "Shareholder Engagement" in Compensation, Discussion and Analysis section (also Part I of the Carnival plc Directors' Remuneration Report) for additional detail on our shareholder outreach program, efforts in fiscal 2022 and outcome.
- The Compensation Committees have implemented our quantitative and performance-based incentive program in both 2022 and 2023 in a manner consistent with the feedback received from shareholders as part of our engagement program and will continue to consider results from the annual shareholder advisory votes, including the next vote in April 2023, as well as other shareholder input, when reviewing executive compensation programs and policies.



Governance and Board Matters



PROPOSALS 1-11

Election or Re-Election of Directors

1	Micky Arison	**5**	Jeffrey J. Gearhart	**9**	Laura Weil
2	Sir Jonathon Band	**6**	Katie Lahey	**10**	Josh Weinstein
3	Jason Glen Cahilly	**7**	Sara Mathew	**11**	Randall Weisenburger
4	Helen Deeble	**8**	Stuart Subotnick		

Governance

We are committed to governance policies and practices so that shareholder and other stakeholder interests are represented in a thoughtful and independent manner. Sound principles of corporate governance are critical to obtaining and retaining the trust of investors. They are also vital in securing respect from other key stakeholders and interested parties, including our workforce, guests and suppliers, the communities in which we conduct business, government officials and the public-at-large. We believe that our governance framework contributes to the delivery of our corporate strategy in a number of ways. The Boards and our Board Committees support our senior management in the development, refinement and execution of our corporate strategy by providing independent oversight and valuable input based on their wealth of knowledge and experience in their areas of expertise. The Boards also oversee our risk review and assessment processes, while our Board Committees provide oversight over risks within their area of remit, all of which are incorporated into our strategic planning.

Carnival Corporation and Carnival plc operate under a dual listed company ("DLC") arrangement with primary stock listings in the United States ("U.S.") and the United Kingdom ("UK"). Accordingly, we implemented a single corporate governance framework consistent, to the extent possible, with the governance practices and requirements of both countries. While there are customs or practices that differ between the two countries, we believe our corporate governance framework effectively addresses the corporate governance requirements of both the U.S. and the UK.

Our corporate governance principles are set forth in our Corporate Governance Guidelines and the charters of our Board Committees. The actions described in these documents, which the Boards have reviewed and approved, implement applicable requirements, including the New York Stock Exchange listing requirements and, to the extent practicable, the UK Corporate Governance Code published by the UK Financial Reporting Council in July 2018 (the "UK Corporate Governance Code"), as well our own vision of good governance.

We will continue to monitor governance developments in the U.S. and the UK to ensure a vigorous and effective corporate governance framework of the highest international standards.

Our Corporate Governance Guidelines, copies of the charters of our Board Committees and our organizational documents are available under the "Governance" section of our website at www.carnivalcorp.com and www.carnivalplc.com.

The Boards are elected by the shareholders to exercise business judgment to act in what they reasonably believe to be in the best interests of Carnival Corporation & plc and its shareholders. The Boards select and oversee the members of senior management, who are charged by the Boards with conducting the business of Carnival Corporation & plc.

Nominations of Directors

Carnival Corporation and Carnival plc are two separate legal entities and, therefore, each has a separate Board of Directors, each of which in turn has its own Nominating & Governance Committee. As the DLC arrangement requires that there be identical Boards of Directors, the Nominating & Governance Committees make one set of determinations in relation to both companies.

The Nominating & Governance Committees, which are made up of independent Directors, actively seek individuals qualified to become Board members and recommend to the Boards the nominees to stand for election as Directors at the Annual Meetings of Shareholders or, if applicable, at a Special Meeting of Shareholders.

When nominating candidates for the Boards of Directors, including incumbent Directors eligible for re-nomination, regardless of the source of the nomination, the Nominating & Governance Committees will consider, in accordance with their charter, such factors as they deem appropriate, including, but not limited to:

- the candidate's judgment;
- the candidate's skill;
- contributions to the Boards of Directors (with respect to incumbent Directors);
- diversity considerations;
- the candidate's experience with business and other organizations of comparable size;
- the interplay of the candidate's experience with the experience of other members of the Boards; and
- the extent to which the candidate would be a desirable addition to the Boards and any Committees of the Boards.

All candidates for nomination or re-nomination, including incumbent Directors, have to disclose their other significant commitments and provide confirmation to the Nominating & Governance Committees that they have sufficient time available to fulfill the obligations of the office. The Nominating & Governance Committees provides such disclosure and confirmation to the Boards for their consideration prior to the nomination or re-nomination of a candidate.

Our Corporate Governance Guidelines state our approach and policy on Director diversity, which is that diversity should be considered by the Nominating & Governance Committees in the Director identification and nomination process. In practical terms, this means that the Nominating & Governance Committees seek nominees who bring a variety of business backgrounds, experiences and perspectives to the Boards. Consistent with our strategy and overall policy of promoting diversity and inclusion, the objective of the Boards' approach to diversity is that the backgrounds and qualifications of the Directors, considered as a group, should provide a broad diversity of experience, professions, skills, geographic representations, knowledge and abilities, as well as race, ethnicity, age, gender and sexual orientation and identification, that will allow the Boards to fulfill their responsibilities. The Nominating & Governance Committees assess the effectiveness of this approach as part of the annual evaluations of our Boards of Directors.

The Boards also have a goal of having at least 33% women on the Boards. This goal will be met following the Annual Meetings of Shareholders (assuming the election or re-election of all nominees to the Boards), after which we will have 36% women on the Boards (being four of 11 members).

BOARD REFRESHMENT

We have added six new Directors to our Boards since 2016, including three women.


2016
1 new Director joined
• Helen Deeble
2017
1 new Director joined
• Jason Glen Cahilly
2019
1 new Director joined
• Katie Lahey
2020
1 new Director joined
• Jeffrey J. Gearhart
2022
2 new Directors joined
• Josh Weinstein
• Sara Mathew

Assuming the election or re-election of all nominees to the Boards, following the Annual Meetings of Shareholders, 36% of the members of the Boards will be women (being four of 11 members) and one Director will be ethnically diverse.

The Boards currently meet the Parker Review recommendation of having at least one ethnic minority Director.

The Nominating & Governance Committees also use their best efforts to ensure that the composition of the Boards adheres to the independence requirements applicable to companies listed for trading on the New York Stock Exchange and the London Stock Exchange. The Nominating & Governance Committees and the Boards utilize the same criteria for evaluating candidates regardless of the source of the referral. Other than the foregoing, there are no stated minimum criteria for Director nominees.

The Nominating & Governance Committees identify nominees by first evaluating the current members of the Boards willing to continue in service. As part of Director succession planning, current members of the Boards with skills and experience that are relevant to our business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the Boards with that of obtaining a new perspective. If any member of the Boards does not wish to continue in service or if the Nominating & Governance Committees or the Boards decide not to re-nominate a member for re-election, the Nominating & Governance Committees identify the desired skills and experience of a new nominee in light of the criteria above. Current members of the Nominating & Governance Committees and the Boards are polled for suggestions as to individuals meeting the criteria of the Nominating & Governance Committees. The Nominating & Governance Committees may consider candidates proposed by management but are not required to do so. The Nominating & Governance Committees generally use third-party search firms to identify and attract potential nominees.

2023 Nominees for Election or Re-Election to the Boards

The DLC arrangement requires the Boards of Carnival Corporation and Carnival plc to be identical. Shareholders are required to approve the election or re-election of Directors to each Board. There are 11 nominees for election or re-election to each Board of Directors. Each nominee currently serves as a Director of both companies, and each nominee is standing for re-election, except for Ms. Mathew, who was nominated to serve as a Director by the Nominating & Governance Committees and appointed by the Boards of Directors after an extensive selection process involving a third-party search firm, and Mr. Weinstein, who is our President, CEO and Chief Climate Officer. All Board nominees are to be elected or re-elected to serve until the next Annual Meetings of Shareholders or until their successors are elected.

All of the nominees have indicated that they will be willing and able to serve as Directors.

With respect to each Board nominee set forth below, the information presented includes such person's age, the year in which such person first became a Director, any other position held with Carnival Corporation and Carnival plc (including Board Committee memberships effective February 1, 2023), such person's principal occupations during at least the past five years, any directorships held by such nominee in public or certain other companies over the past five years, the nominee's qualifications, including particular areas of expertise, to serve as a Director and the reasons why their contributions are, and continue to be, important to our long-term sustainable success.

In fiscal 2022, the Nominating & Governance Committees and the Boards conducted performance evaluations of the Boards, the Boards' Committees and the members of our Boards of Directors. The Nominating & Governance Committees engaged a third-party governance expert to perform an assessment of the effectiveness of the Boards. The third-party governance expert interviewed each Director and members of senior management who interact substantially with the Boards, reviewed the results of the assessment with the Senior Independent Director, and then presented the results of the assessment as well as recommendations to the full Boards, including our Chair. In addition to the external evaluation, the Nominating & Governance Committees reviewed the individual performance of each member of the Boards of Directors focusing on his or her contribution to Carnival Corporation and Carnival plc and also discussed and reviewed with Non-Executive Directors any significant time commitments they have with other companies or organizations. The Nominating & Governance Committees reported the results of their review to the Boards. The Boards determined that each nominee was an effective and committed member of the Boards and the Board Committees on which each serves.



Accordingly, the Boards of Directors unanimously recommend a vote FOR the election or re-election of each of the following Director nominees.

MICKY ARISON



AGE 73

Carnival Corporation Director since 1987

Chair of the Board of Carnival Corporation since 1990

Carnival plc Director since 2003

Chair of the Board of Carnival plc since 2003

COMMITTEES

- None

KEY EXPERIENCE AND QUALIFICATIONS

Mr. Arison's qualifications to serve on the Boards include his decades of leadership experience with Carnival Corporation & plc, as well as in-depth knowledge of our business, our history and the cruise industry, all gained through more than 50 years of service with our companies.

CAREER HIGHLIGHTS

- Carnival Corporation & plc
  - Chair of the Board of Directors, Carnival Corporation (1990 to present)
  - Chair of the Board of Directors, Carnival plc (2003 to present)
  - CEO, Carnival Corporation (formerly known as Carnival Cruise Lines) (1979 to 2013)
  - CEO, Carnival plc (2003 to 2013)

OTHER PUBLIC COMPANY BOARDS

- None

SIR JONATHON BAND



AGE 73

INDEPENDENT Carnival Corporation Director since 2010

INDEPENDENT Carnival plc Director since 2010

COMMITTEES

- Compliance
- HESS (C)
- Nominating & Governance

KEY EXPERIENCE AND QUALIFICATIONS

Sir Jonathon Band's qualifications to serve on the Boards include his extensive experience in maritime and security matters gained through his 42 years of service with the British Navy. He also brings an international perspective of company and industry matters.

CAREER HIGHLIGHTS

- The British Navy
  - First Sea Lord and Chief of Naval Staff, the most senior officer position in the British Navy (2006 to 2009, when he retired)
  - Admiral and Commander-in-Chief Fleet (2002 to 2006)
  - Served as a naval officer in increasing positions of authority (1967 to 2002)

OTHER PUBLIC COMPANY BOARDS

- Harland & Wolff Group Holdings plc (August 2021 to present)

PRIOR COMPANY BOARDS

- Survitec Group (2015 to 2019)
- Lockheed Martin UK Limited (2010 to 2015)

JASON GLEN CAHILLY



AGE 52

INDEPENDENT Carnival Corporation Director since 2017

INDEPENDENT Carnival plc Director since 2017

COMMITTEES

- Audit
- Compensation (effective February 1, 2023)

KEY EXPERIENCE AND QUALIFICATIONS

Mr. Cahilly's qualifications to serve on the Boards include his more than 25 years' experience in the global media, entertainment, sports, technology, leisure, communications and finance sectors in a variety of senior leadership roles.

CAREER HIGHLIGHTS

- **Dragon Group LLC and its affiliates**, a private firm that provides capital and business management consulting and advisory services worldwide
  - Chief Executive Officer (2017 to present)
- **The National Basketball Association**, a North American professional basketball league
  - Chief Strategic & Financial Officer (2013 to 2017)
- **Goldman Sachs & Co.**, a global investment banking, securities and investment management firm
  - Partner; Global Co-Head of Media and Telecommunications; Head of Principal Investing for Technology, Media & Telecommunications (TMT); Co-Head of TMT Americas Financing Group; and other roles of increasing responsibility (2000 to 2012)

OTHER PUBLIC COMPANY BOARDS

- Corsair Gaming, Inc. (2020 to present)

PRIOR COMPANY BOARDS

- NBA China (2013-2017)

HELEN DEEBLE



AGE 61

INDEPENDENT Carnival Corporation Director since 2016

INDEPENDENT Carnival plc Director since 2016

COMMITTEES

- Compensation
- HESS

KEY EXPERIENCE AND QUALIFICATIONS

Ms. Deeble's qualifications to serve on the Boards include her more than 30 years' experience in retail, transport, logistics and leisure sectors in finance and general management roles, including significant maritime operational and commercial experience gained through her service as the Chief Executive Officer of a passenger shipping organization. She is also a UK Chartered Accountant.

CAREER HIGHLIGHTS

- **P&O Ferries Division Holdings Ltd.**, a pan-European shipping and logistics business
  - Chief Executive Officer (2006 to 2017)
  - Chief Operating Officer (2004 to 2006)
  - Chief Financial Officer (1998 to 2003)
- **UK Chamber of Shipping**, the UK shipping industry trade association
  - VP and President (2011 to 2013)
- Awarded **Commander of the Order of the British Empire** for services to shipping (2013)
- **Stena Line UK**, a European passenger and freight operator
  - Senior finance roles including Chief Financial Officer (1993 to 1998)

OTHER PUBLIC COMPANY BOARDS

- Non-Executive Director, CMO Group PLC (July 2021 to present)

OTHER CURRENT ENGAGEMENTS

- Member of the Supervisory Board, the UK Chamber of Shipping

PRIOR COMPANY BOARDS

- Non-Executive Director, the Port of London Authority (2014 to 2020)

JEFFREY J. GEARHART



AGE 58

INDEPENDENT Carnival Corporation Director since 2020

INDEPENDENT Carnival plc Director since 2020

COMMITTEES

- Compliance Ⓒ (Chair effective February 1, 2023)
- HESS

KEY EXPERIENCE AND QUALIFICATIONS

Mr. Gearhart's qualifications to serve on the Boards include his experience as a lawyer and his leadership experience as general counsel at a global retail company, along with his expertise from having responsibility for global legal, compliance, ethics and security and investigative functions.

CAREER HIGHLIGHTS

- **Walmart, Inc.**, a global retailer
  - Executive Vice President, Global Governance and Corporate Secretary, responsible for oversight of Walmart Inc.'s global legal, compliance, ethics and security and investigation functions, among others (2012 to 2018)
  - Executive Vice President, General Counsel and Corporate Secretary (2010 to 2012)
  - Executive Vice President, General Counsel (2009 to 2010)
  - Senior Vice President and Deputy General Counsel (2007 to 2009)
  - Vice President and General Counsel, Corporate Division (2003 to 2007)
- **Kutak Rock LLP**, a national law firm
  - Partner, Corporate Securities and Mergers and Acquisitions (1998-2003)

OTHER PUBLIC COMPANY BOARDS

- Bank OZK (2018 to present)

KATIE LAHEY



AGE 72

INDEPENDENT Carnival Corporation Director since 2019

INDEPENDENT Carnival plc Director since 2019

COMMITTEES

- HESS
- Nominating & Governance (effective February 1, 2023)

KEY EXPERIENCE AND QUALIFICATIONS

Ms. Lahey's qualifications to serve on the Boards include her more than 30 years' experience in the tourism, talent sourcing, cultural transformation, governmental, retail and the arts sectors in a variety of leadership roles, including within the cruise industry.

CAREER HIGHLIGHTS

- **Korn Ferry Australasia**, a leadership and talent firm
  - Non-Executive Chair (February to October 2019)
  - Executive Chair (2011 to 2019)
- **The Tourism and Transport Forum Australia**, a tourism and transportation industry group
  - Chair (2015 to 2018)
- **Carnival Australia**, a division of Carnival plc
  - Executive Chair (2006 to 2013)

INDUSTRY RECOGNITION

- Member of the Order of Australia, for her significant services to business and commerce and the arts (2013)
- Awarded a Centenary Medal, for her contributions to Australian society in the area of business leadership (2003)

OTHER PUBLIC COMPANY BOARDS

- None

PRIOR PUBLIC COMPANY BOARDS

- Non-Executive Director, The Star Entertainment Group Limited (2012 to December 2022)

SARA MATHEW



AGE 67

INDEPENDENT Carnival Corporation Director since November 2022

INDEPENDENT Carnival plc Director since November 2022

COMMITTEES

- Audit

KEY EXPERIENCE AND QUALIFICATIONS

Ms. Mathew's qualifications to serve on the Boards include her more than two decades of leadership experience as a senior executive with significant strategic and operational expertise to drive transformative growth at large international companies as well as deep background in finance, accounting, technology and innovation.

CAREER HIGHLIGHTS

- **Dun & Bradstreet Corporation**, a commercial data analytics company
  - Chair, President and Chief Executive Officer (2010 to 2013)
  - President and Chief Operating Officer (2007 to 2010)
  - Chief Financial Officer (2001 to 2007)
- **The Proctor & Gamble Company**, a consumer goods company
  - Division Chief Financial Officer — Baby Care; Regional Vice President — Finance, ASEAN; Comptroller; Assistant Treasurer; and other roles of increasing responsibility (1983 to 2001)

OTHER PUBLIC COMPANY BOARDS

- Dropbox Inc. (2021 to present)
- State Street Corporation (2018 to present)
- Federal Home Loan Mortgage Corporation (Freddie Mac) (2013 to present)

PRIOR PUBLIC COMPANY BOARDS

- XOS Inc. (and predecessor NextGen Acquisition Corporation) (2020 to October 2022)
- Reckitt Beckiser Group plc (2019 to May 2022)
- Shire plc (2015 to 2019)
- Campbell Soup Co. (2005 to 2019)

STUART SUBOTNICK



AGE 81

INDEPENDENT Carnival Corporation Director since 1987

INDEPENDENT Carnival plc Director since 2003

COMMITTEES

- Audit
- Compliance
- Nominating & Governance (C)

KEY EXPERIENCE AND QUALIFICATIONS

Mr. Subotnick's qualifications to serve on the Boards include his significant experience in financing, investing and general business matters, as well as his past Board experience with us, which are important to the Boards when reviewing our investor relations, assessing potential financings and strategies, and otherwise evaluating our business decisions.

CAREER HIGHLIGHTS

- **Metromedia Company**, a privately held diversified Delaware general partnership
  - President and Chief Executive Officer (2010 to present)
  - General Partner and Executive Vice President (1986 to 2010)

OTHER PUBLIC COMPANY BOARDS

- None

PRIOR PUBLIC COMPANY BOARDS

- AboveNet, Inc. (1997 to 2012)

LAURA WEIL



AGE 66

INDEPENDENT Carnival Corporation Director since 2007

INDEPENDENT Carnival plc Director since 2007

COMMITTEES

- Audit Ⓒ (Chair effective February 1, 2023)
- Compensation
- Compliance

KEY EXPERIENCE AND QUALIFICATIONS

Ms. Weil's qualifications to serve on the Boards include her extensive financial, strategic information technology and operating skills developed over many years as an investment banker and senior financial operating executive. Ms. Weil also brings significant experience in global digital transformation and consumer strategies from her leadership experience with multi-billion dollar New York Stock Exchange-listed retailers.

CAREER HIGHLIGHTS

- **Village Lane Advisory LLC**, which specializes in providing executive and strategic consulting services to retailers as well as private equity firms
  - Founder and Managing Partner (2015 to present)
- **New York & Company, Inc.**, a women's apparel and accessories retailer
  - Executive Vice President and Chief Operating Officer (2012 to 2014)
- **Ashley Stewart LLC**, a privately held retailer
  - Chief Executive Officer (2010 to 2011)
- **Urban Brands, Inc.**, a privately held apparel retailer
  - Chief Executive Officer (2009 to 2010)
- **AnnTaylor Stores Corporation**, a women's apparel company
  - Chief Operating Officer and Senior Executive Vice President (2005 to 2006)
- **American Eagle Outfitters, Inc.**, a global apparel retailer
  - Chief Financial Officer and Executive Vice President (1995 to 2005)

OTHER PUBLIC COMPANY BOARDS

- Global Fashion Group, S.A. (2019 to present)
- Pearl Holdings Acquisition Corp. (December 2021 to present)

PRIOR PUBLIC COMPANY BOARDS

- Christopher & Banks Corporation (2016 to 2019)

JOSH WEINSTEIN



AGE 48

Carnival Corporation Director since August 2022

Carnival plc Director since August 2022

COMMITTEES

- None

KEY EXPERIENCE AND QUALIFICATIONS

Mr. Weinstein's qualifications to serve on the Boards include his 20-year track record of management and strategic leadership in several critical senior-level roles at Carnival Corporation & plc, experience in strategy, operations, finance and legal and extensive knowledge of our business and the cruise industry.

CAREER HIGHLIGHTS

- **Carnival Corporation & plc**
  - President, CEO and Chief Climate Officer (August 2022 to present)
  - Chief Operations Officer (2020 to July 2022)
  - President, Carnival UK (2017 to 2020)
  - Treasurer (2007 to 2017)
  - Assistant General Counsel (2003 to 2007)
  - Associate General Counsel (2002 to 2003)

OTHER PUBLIC COMPANY BOARDS

- None

RANDALL WEISENBURGER



AGE 64

INDEPENDENT Carnival Corporation Director since 2009

INDEPENDENT Carnival plc Director since 2009

Presiding Director and Senior Independent Director

COMMITTEES

- Compensation (C)
- Compliance
- HESS
- Nominating & Governance

KEY EXPERIENCE AND QUALIFICATIONS

Mr. Weisenburger's qualifications to serve on the Boards include his broad leadership and operational skills gained as a senior executive of a large multi-national corporation and his extensive financial and accounting skills acquired as an investment banker and senior financial operating executive. He also has broad experience in corporate governance, having served as a director, past and present, of a number of other publicly-traded companies.

CAREER HIGHLIGHTS

- **Mile 26 Capital LLC**, a private investment firm
  - Managing Member (2014 to present)
- **Omnicom Group Inc.**, a Fortune 250 global advertising, marketing and corporate communications company
  - Executive Vice President and Chief Financial Officer (1998 to 2014)

OTHER PUBLIC COMPANY BOARDS

- Corsair Gaming, Inc. (2020 to present)
- MP Materials Corp (2020 to present)
- Valero Energy Corporation (2011 to present)

Board and Committee Governance

BOARD MEETINGS

During the year ended November 30, 2022, the Board of Directors of each of Carnival Corporation and Carnival plc held a total of 11 meetings. Each Carnival Corporation Director and each Carnival plc Director attended either telephonically or in person at least 75% of all Carnival Corporation & plc Boards of Directors meetings and applicable Board Committee meetings held during the period that he or she served in fiscal 2022. All Directors then serving attended the 2022 Annual Meetings of Shareholders. As set forth in our Corporate Governance Guidelines, the Boards of Directors expect that all Directors will attend the Annual Meetings of Shareholders.

BOARD LEADERSHIP STRUCTURE



MICKY ARISON

Executive Chair of the Boards



JOSH WEINSTEIN

President, CEO and Chief Climate Officer



RANDALL WEISENBURGER

Presiding Director and Senior Independent Director

Our Boards of Directors are led by our executive Chair, Mr. Arison. The CEO position is currently separate from the Chair. The Boards maintain the flexibility to determine whether the roles of Chair and CEO should be combined or separated, based on what they believe is in the best interests of Carnival Corporation & plc at a given point in time. We believe that the separation of the Chair and CEO positions is an appropriate corporate governance practice for us at this time, and that having Mr. Arison as our executive Chair enables Carnival Corporation & plc and the Boards to continue to benefit from Mr. Arison's skills and expertise, including his extensive knowledge of our business.

Our Non-Executive Directors, all of whom are independent, meet privately in executive session at least quarterly. The Presiding Director leads those meetings and also acts as the Senior Independent Director under the UK Corporate Governance Code. In addition, the Presiding Director serves as the principal liaison to the Non-Executive Directors, reviews and approves meeting agendas for the Boards and reviews meeting schedules. Our Non-Executive Directors, acting in executive session, elected Randall Weisenburger as the Presiding Director and Senior Independent Director. Mr. Weisenburger brought to those roles significant board leadership experience, including as the Chair of our Compensation Committees, familiarity with our Board processes and company structures as a seasoned member of several of our Board committees, and extensive skills and experience gained as a senior executive of a large multi-national corporation and a director (current and former) of other public and private companies.

The structure of our Boards facilitates the continued strong communication and coordination between management and the Boards and enables the Boards to fulfill their risk oversight responsibilities, as further described below.

BOARD COMMITTEES

The Boards delegate various responsibilities and authority to different Board Committees. The Board Committees regularly report on their activities and actions to the full Boards. The Board of Directors of each of Carnival Corporation and Carnival plc has established standing Board Committees, which are each comprised of the same Directors for each company, as follows:



Audit

HESS



Compensation



Nominating & Governance ("N&G")



Compliance

In July 2022, the Boards dissolved the Executive Committees as the Executive Committees rarely acted and therefore were no longer deemed necessary.

Each Board Committee periodically reviews its charter in light of new developments in applicable regulations and may make additional recommendations to the Boards to reflect evolving best practices.

Committee charters are available at: **www.carnivalcorp.com/governance/committee-charters** and **www.carnivalplc.com/governance/committee-charters.**

Each Board Committee can engage outside experts, advisors and counsel to assist the Board Committee in its work.

As of February 1, 2023, the Board Committee members will be as follows:

		Carnival Corporation & plc Board Committees				
Name	Independent	Audit	Compensation	Compliance	HESS	N&G
Micky Arison ☆						
Sir Jonathon Band	✓			Member	C	Member
Jason Glen Cahilly	✓	Member, FE	Member			
Helen Deeble	✓		Member		Member	
Jeffrey J. Gearhart	✓			C	Member	
Richard J. Glasier[(1)]	✓	Member, FE	Member	Member		Member
Katie Lahey	✓				Member	Member
Sara Mathew	✓	Member, FE				
Sir John Parker[(1)]	✓				Member	Member
Stuart Subotnick	✓	Member, FE		Member		C
Laura Weil	✓	C, FE	Member	Member		
Josh Weinstein						
Randall Weisenburger Ⓟ	✓		C	Member	Member	Member

C Committee Chair; Member: Committee Member; ☆ Executive Chair; Ⓟ Presiding Director and Senior Independent Director; FE: Audit Committee financial expert

(1) Richard J. Glasier and Sir John Parker have decided not to seek re-election and will retire from the Boards and their Committees with effect from the conclusion of the 2023 Annual Meetings of Shareholders, at which time the size of the Boards of Directors will be reduced to 11 members.



AUDIT COMMITTEES

MEMBERS





- **Laura Weil, Chair** (effective February 1, 2023)
- Richard J. Glasier, Chair (until January 31, 2023)[1]
- Jason Glen Cahilly
- Sara Mathew
- Stuart Subotnick

QUALIFICATIONS

- The Board of Directors of Carnival Corporation has determined that each member of the Audit Committees is both "independent" and an "audit committee financial expert," as defined by SEC rules.
- In addition, the Board of Directors of Carnival plc has determined that each member of the Audit Committees is "independent" and had "recent and relevant financial experience" for the purposes of the UK Corporate Governance Code.
- The Boards determined that each member of the Audit Committees has sufficient knowledge in reading and understanding our financial statements to serve on the Audit Committees.

FY2022 MEETINGS: 11

KEY RESPONSIBILITIES

The Audit Committees assist the Boards in their general oversight of:

- integrity of our financial statements;
- our compliance with legal and regulatory requirements (other than health, environmental, safety and security matters and compliance matters addressed by the Compliance Committees);
- performance of our internal audit functions, including fraud investigations, internal controls and process efficiencies;
- independent auditors' qualifications, independence and performance; and
- risk management related to financial, information technology (including cybersecurity and data privacy) and non-HESS related operational risks, as well as monitoring changes to and compliance with related legal and regulatory requirements.

The Audit Committees are also responsible for the appointment, retention, compensation and oversight of the work of our independent auditors and our independent registered public accounting firm.

FOR ADDITIONAL INFORMATION

The responsibilities and activities of the Audit Committees are described in detail in "Report of the Audit Committees" and the Audit Committees' charter.

COMPENSATION COMMITTEES

MEMBERS



- **Randall Weisenburger, Chair**
- Jason Glen Cahilly (effective February 1, 2023)
- Helen Deeble
- Richard J. Glasier[(1)]
- Laura Weil

QUALIFICATIONS

- The Boards of Directors have determined that each member of the Compensation Committees is independent.

FY2022 MEETINGS: 6

KEY RESPONSIBILITIES

The Compensation Committees have authority for:

- reviewing and determining salaries, performance-based incentives and other matters related to the compensation of our executive officers and executive Directors; and
- overseeing the administration of our stock incentive plans, including reviewing and granting equity-based grants to our executive officers and other employees, and our employee stock purchase plans.

The Compensation Committees also review and determine various other compensation policies and matters, including:

- making recommendations to the Boards with respect to the compensation of the Non-Executive (non-employee) Directors, incentive compensation and equity-based plans generally; and
- oversee assessment of whether there are material risks associated with our executive compensation structure, policies and programs.

FOR ADDITIONAL INFORMATION

For more information on the responsibilities and activities of the Compensation Committees, including the Committees' processes for determining executive compensation, see "Compensation Discussion and Analysis" and "Executive Compensation" sections and the Compensation Committees' charter.



COMPLIANCE COMMITTEES

MEMBERS





- **Jeffrey J. Gearhart, Chair** (effective February 1, 2023)
- Randall Weisenburger, Chair (until January 31, 2023)
- Sir Jonathon Band
- Richard J. Glasier[(1)]
- Stuart Subotnick
- Laura Weil

QUALIFICATIONS

- The Boards of Directors have determined that each member of the Compliance Committees is independent.

FY2022 MEETINGS: 6

KEY RESPONSIBILITIES

The Compliance Committees assist the Boards with oversight of activities that are designed to promote ethical conduct, the highest level of integrity and compliance with all laws, regulations and policies applicable to us.

They receive regular reports from, and provide direction to, the Chief Risk and Compliance Officer with respect to the activities of our Global Ethics and Compliance Department ("GE&C") and its implementation of processes to support a high level of ethics, integrity and compliance with applicable laws and regulations.

The Compliance Committees also:

- oversee risk management related to compliance with applicable laws and regulations, including our compliance monitoring activities supporting a high level of ethics and integrity;
- provide functional oversight of our Incident Analysis Group ("IAG"), review the results of any internal or external audits and investigations relating to ethics and compliance matters;
- establish and monitor policies and procedures for confidential submission, receipt, retention and treatment of complaints and concerns; and
- promote accountability of senior management with respect to ethics and compliance matters.

FOR ADDITIONAL INFORMATION

For more information on the responsibilities and activities of the Compliance Committees, see the Compliance Committees' charter.



HESS COMMITTEES

MEMBERS



- **Sir Jonathon Band, Chair**
- Helen Deeble
- Jeffrey J. Gearhart
- Katie Lahey
- Sir John Parker(1)
- Randall Weisenburger

QUALIFICATIONS

- The Boards of Directors have determined that each member of the HESS Committees is independent.

FY2022 MEETINGS: 6

KEY RESPONSIBILITIES

The HESS Committees supervise and monitor HESS and sustainability policies, programs, initiatives at sea and onshore, and compliance with HESS and sustainability-related legal and regulatory requirements.

The HESS Committees also:

- review and recommend HESS and sustainability policies, procedures, practices and training, and oversee compliance with such policies, procedures and practices;
- review and recommend appropriate policies, procedures, practices and training relative to sustainability reporting; and
- oversee risk management related to significant HESS and sustainability risks or exposures as well as monitoring changes to and compliance with related legal and regulatory requirements.

FOR ADDITIONAL INFORMATION

For more information on the responsibilities and activities of the HESS Committees, see the HESS Committees' charter.

NOMINATING & GOVERNANCE COMMITTEES

MEMBERS



- **Stuart Subotnick, Chair**
- Sir Jonathon Band
- Richard J. Glasier(1)
- Katie Lahey (effective February 1, 2023)
- Sir John Parker(1)
- Randall Weisenburger

QUALIFICATIONS

- The Boards of Directors have determined that each member of the Nominating & Governance Committees is independent.

FY2022 MEETINGS: 4

KEY RESPONSIBILITIES

The Nominating & Governance Committees:

- engage in succession planning for the Boards;
- assist the Boards by identifying individuals qualified to become Board members;
- report to the Boards on a periodic basis with regard to matters of corporate governance and succession planning;
- review and assess the effectiveness of our Corporate Governance Guidelines;
- recommend to the Boards director nominees for each committee; and
- make recommendations to the Boards regarding the size and composition of the Boards and their Committees.

FOR ADDITIONAL INFORMATION

For more information on the responsibilities and activities of the Nominating & Governance Committees, see "Nominations of Directors" and "Procedures Regarding Director Candidates Recommended by Shareholders" sections and the Nominating & Governance Committees' charter.

Additional information with respect to Carnival plc's corporate governance practices during fiscal 2022 is included in the Carnival plc Corporate Governance Report attached as Annex C to this Proxy Statement.

(1) Richard J. Glasier and Sir John Parker have decided not to seek re-election and will retire from the Boards and their Committees with effect from the conclusion of the 2023 Annual Meetings of Shareholders, at which time the size of the Boards of Directors will be reduced to 11 members.

BOARD AND COMMITTEE INDEPENDENCE

Under New York Stock Exchange and UK Corporate Governance Code standards of independence for directors, the Boards must determine that a Director does not have any material relationship with Carnival Corporation & plc or its subsidiaries (either directly or as a partner, shareholder or officer of an organization that has a relationship with Carnival Corporation & plc) and meets certain bright-line tests. Following an assessment of the Directors' independence, including a review of their independence questionnaires, the Boards of Directors have determined that each of the following is an "independent" Director in accordance with the New York Stock Exchange and the UK Corporate Governance Code standards of independence for directors and that all members of the Audit Committees and Compensation Committees meet the heightened independence criteria applicable to Directors serving on those Committees under SEC rules and New York Stock Exchange listing standards and the UK Corporate Governance Code:


2
9
82%
of the Board are
Independent Directors(1)
Sir Jonathan Band
Jason Glen Cahilly
Helen Deeble
Jeffrey J. Gearhart
Katie Lahey
Sara Mathew
Stuart Subotnick
Laura Weil
Randall Weisenburger

(1) Following the Annual Meetings of Shareholders. The Boards of Directors have also determined that Richard J. Glasier and Sir John Parker were independent during the time they served as Directors.

Accordingly, a majority of the Directors of each company, all of our Non-Executive Directors and all of the members of the Audit, Compensation, Compliance, HESS and Nominating & Governance Committees of each company are independent (as defined by the New York Stock Exchange listing standards, SEC rules and the UK Corporate Governance Code).

RISK OVERSIGHT

Our Boards have the overall responsibility for determining the strategic direction of our business and have established a framework to manage risk and determine the nature and extent of the principal and emerging risks acceptable to our business. Our framework is designed to identify and manage, rather than eliminate, risk to the achievement of our strategic objectives. The Boards, through their Committees and executive management, have carried out a robust assessment of our principal and emerging risks, including to ensure that they are effectively managed and/or mitigated.

Risk management is embedded in all areas of our business and is reflected across our policies and procedures. Our risk management framework includes an organization wide, multi-layered approach and consists of the Boards of Directors, their Committees, Risk Advisory and Assurance Services ("RAAS"), GE&C and executive management.

Our Boards leverage their Committees to oversee our risk management activities as described in more detail below. Each area of our business reports via executive management to these Committees.



AUDIT COMMITTEES

Our Audit Committees are responsible for oversight of our financial, operational and compliance controls (other than with respect to HESS-related legal and regulatory requirements and compliance matters addressed by the Compliance Committees), including information systems controls and security. They oversee management's risk assessment processes to identify principal and emerging risks, including financial, IT (including cybersecurity and data privacy) and non-HESS operational risks as well as monitoring changes to and compliance with related legal and regulatory requirements. They also monitor such risks and report their findings to the Boards of Directors. In addition, they are also responsible for overseeing the adequacy of our system of internal control policies and procedures for the identification, assessment and reporting of risk, including identifying new risks as they arise. They review and make recommendations arising from management reports on the effectiveness of internal controls and risk management systems. In addition, the Audit Committees review audit coverage, the audit plan for the upcoming year and results of any testing carried out by Carnival Corporation & plc's internal audit department called RAAS and its independent auditors. The Audit Committees also review any concerns about improprieties in our financial reporting and financial controls or other matters, which employees may confidentially raise.



COMPENSATION COMMITTEES

Our Compensation Committees are responsible for oversight of risk associated with our executive compensation structure, policies and programs.



COMPLIANCE COMMITTEES

Our Compliance Committees are responsible for providing oversight of risk management related to compliance with applicable laws and regulations, including our compliance monitoring activities, supporting a high level of ethics and integrity. Specifically, they oversee the risk management activities of GE&C, review trends and insights coming from the complaint channels and oversee management's plans to address compliance risk management opportunities. They also oversee results of compliance with our Code of Business Conduct and Ethics and the Business Partner Code of Conduct and Ethics, monitor procedures for confidential submission, receipt and treatment of complaints and review all significant allegations of misconduct involving senior executives or board members. In addition, they provide functional oversight of IAG, which performs investigations into HESS incidents, and also review results from audits and investigations relating to ethics and compliance matters.



HESS COMMITTEES

Our HESS Committees oversee our performance in managing and/or mitigating principal and emerging risks relating to health, environment, safety, security and sustainability as well as monitoring change to and compliance with related legal and regulatory requirements. The HESS Committees oversee management's processes to identify principal and emerging HESS and sustainability-related risks, including those related to ship operations and cybersecurity, HESS audits, IAG and external investigations into significant ship incidents, and HESS related hotline complaints and assess the steps management has taken to minimize such risks. In addition, the HESS Committees review and recommend appropriate policies, procedures, practices and training relative to HESS and sustainability and oversee our monitoring and enforcement of HESS policies and procedures. They also review our objectives and plans for implementing our policies, procedures and risk management programs regarding HESS. The HESS Committees review compliance with laws and regulations regarding HESS and sustainability and material legal proceedings relating to HESS.

NOMINATING & GOVERNANCE COMMITTEES

Our Nominating & Governance Committees are responsible for oversight of risk associated with Board processes and corporate governance, including succession planning.

COMPENSATION RISK ASSESSMENT

Carnival Corporation & plc's management, in conjunction with the Compensation Committees' independent compensation consultant, Frederic W. Cook & Co., Inc. ("FW Cook"), conducted a thorough review of our compensation programs, including those programs in which our Named Executive Officers participate, to determine if aspects of those programs contribute to excessive risk-taking. Based on the findings from this review and the annual reassessment, the Compensation Committees concluded that our compensation policies and practices do not encourage excessive risk-taking and do not create risks that are reasonably likely to have a material adverse effect on Carnival Corporation & plc.

To reach this conclusion, key elements of our compensation programs were assessed to determine if they exhibited excessive risk. These elements included:

- pay mix (cash vs. equity) and pay structure (short vs. long-term focus);
- performance metrics;
- performance goals and ranges;
- the degree of leverage;
- incentive maximums;
- payment timing;
- incentive adjustments;
- use of discretion; and
- stock ownership requirements.

Our assessment reinforced the Compensation Committees' belief that our compensation programs are not contributing to excessive risk-taking, but instead contain many features and elements that help to mitigate risk.

For example:

✔ **PAY STRUCTURE.** Our compensation programs for our Named Executive Officers emphasize both short- and long-term performance through our annual bonus program (delivered in cash) and through the delivery of long-term incentives (equity), which reflects a balanced approach (approximately 48% through base salary and bonus and 52% in long-term equity grants). The mix of our pay program is intended to motivate management to consider the impact of decisions on shareholders and other stakeholders in the short, intermediate and long-term.

✔ **INCENTIVE LIMITS.** Bonuses cannot exceed 200% of target levels.

✔ **LONG-TERM SHARE INCENTIVE GRANTS.** The annual long-term share incentive programs for fiscal 2022 were approved as cash targets to be granted in fiscal 2023 in the form of restricted stock units and/or performance restricted stock units to strengthen alignment with shareholder interests, to align with business strategy and promote retention and leadership stability.

✔ **PERFORMANCE MEASUREMENT.** For Named Executive Officers, the performance measurement used when determining their annual bonus is based on the performance of Carnival Corporation & plc with reference to quantitative metrics, focused on cash management, return to service, compliance and culture and ESG.

✔ **STOCK OWNERSHIP POLICY.** All senior executives who are designated as reporting officers under Section 16 of the Exchange Act are subject to a stock ownership policy which specifies target ownership levels of Carnival Corporation and Carnival plc shares in terms of the value of the equity holdings as a multiple of each officer's base salary.

✔ **CLAWBACK POLICY.** The Carnival plc 2014 Employee Share Plan (which was approved by shareholders in 2014), the Carnival Corporation 2020 Stock Plan (which was approved by shareholders in 2020) and the incentive plan used to determine annual bonuses contain clawback provisions, which authorize us to recover incentive-based compensation granted under those plans in the event Carnival Corporation & plc is required to restate their financial statements due to fraud or misconduct.

CORPORATE GOVERNANCE GUIDELINES

Our Corporate Governance Guidelines address various governance issues and principles, including:

- Director qualifications and responsibilities;
- access to management personnel;
- Director compensation;
- Director orientation and continuing education; and
- annual performance evaluations of the Boards, their Committees and individual Directors.

Our Corporate Governance Guidelines are posted on our website at **www.carnivalcorp.com** and **www.carnivalplc.com.**

CEO AND EXECUTIVE MANAGEMENT SUCCESSION PLANNING

Our Boards believe that planning for the succession of our CEO and other executive management positions is an important function. Our global, multi-brand structure enhances our succession planning process and enables us to develop a diverse pipeline of leaders across brands. At the corporate level, a highly-skilled management team oversees a collection of cruise brands. We continually strive to foster the professional development of executive management and team members in other critical roles. As a result, Carnival Corporation & plc has developed a very experienced and strong group of leaders, with their performance subject to ongoing monitoring and evaluation, as potential successors to all of our executive positions, including our CEO.

The Boards and the Nominating & Governance Committees are responsible for effective succession planning, including emergency succession planning, and overseeing a diverse pipeline for succession. The independent Non-Executive Directors meet with our Chair and our CEO (both together and individually) at least annually to plan for the long-term succession of our CEO, including plans in the event of an emergency. During those sessions, each of our Chair and our CEO discusses his recommendations of potential successors, along with an evaluation and review of any development plans for such individuals. As provided in our Corporate Governance Guidelines, the Nominating & Governance Committees will, when appropriate, make recommendations to the Boards with respect to potential successors to our CEO. All members of the Boards will work with the Nominating & Governance Committees to see that qualified candidates are available and that development plans are being utilized to strengthen the skills and qualifications of the internal candidates. When assessing the qualifications of potential successors to our CEO, the Boards and the Nominating & Governance Committees will take into account our business strategy as well as any other criteria they believe are relevant.

The Boards, in conjunction with our Chair of the Boards and our CEO, oversee succession planning with respect to the executive officers and other members of senior management as they determine from time to time. Our Boards discuss plans for the succession to executive management positions in executive sessions, with appropriate input from our executive management.

PROCEDURES REGARDING DIRECTOR CANDIDATES RECOMMENDED BY SHAREHOLDERS

The Nominating & Governance Committees will consider shareholder recommendations of qualified Director nominees when such recommendations are submitted in accordance with the procedures below. In order to recommend a candidate for consideration by the Nominating & Governance Committees for election at the 2024 Annual Meetings of Shareholders, a shareholder must provide the same information as is required for shareholders to submit Director nominations under the advance notice provision set forth in Carnival Corporation's By-laws. Specifically, any such recommendation must include, in addition to any other informational requirements specifically set forth in Carnival Corporation's and Carnival plc's governing documents:

- the name and address of the candidate;

- a brief biographical description, including his or her occupation and service on Boards of Directors of any public company or registered investment company for at least the last five years;
- a statement of the particular experience, qualifications, attributes or skills of the candidate, taking into account the qualification requirements set forth above; and
- the candidate's signed consent to serve as a Director if elected and to be named in the Proxy Statement.

Once we receive the recommendation, we may deliver to the candidate a questionnaire that requests additional information about the candidate's independence, qualifications and other matters that would assist the Nominating & Governance Committees in evaluating the candidate, as well as certain information that must be disclosed about the candidate in our Proxy Statement or other regulatory filings, if nominated. Candidates must complete and return the questionnaire within the time frame provided to be considered for nomination by the Nominating & Governance Committees at the Annual Meetings of Shareholders. For our 2024 Annual Meetings of Shareholders, the Nominating & Governance Committees will consider recommendations received by our Company Secretary at our headquarters no later than September 1, 2023.

COMMUNICATIONS BETWEEN SHAREHOLDERS OR INTERESTED PARTIES AND THE BOARDS

Shareholders or interested parties who wish to communicate with the Boards, the Presiding Director, the Non-Executive Directors as a group or any individual Director should address their communications to:



Carnival Corporation & plc
Attention: Company Secretary
3655 N.W. 87th Avenue
Miami, Florida 33178-2428
United States

The Company Secretary will maintain a log of all such communications, promptly forward to the Presiding Director those which the Company Secretary believes require immediate attention, and also periodically provide the Presiding Director with a summary of all such communications and any responsive actions taken. The Presiding Director will notify the Boards or our Chairs of the relevant Board Committees as to those matters that he believes are appropriate for further action or discussion.

CODE OF BUSINESS CONDUCT AND ETHICS

Carnival Corporation and Carnival plc's Code of Business Conduct and Ethics applies to all employees and members of the Boards of Carnival Corporation and Carnival plc and provides guiding principles on areas such as identifying and resolving conflicts of interest. Our Code of Business Conduct and Ethics is posted on our website at **www.carnivalcorp.com** and **www.carnivalplc.com**.

Non-Executive Director Compensation

Annual Compensation

Cash Retainer
$110,000

Equity Retainer
$175,000

Additional Annual Cash Retainers ($)

Presiding Director	25,000
Chair of a Board Committee	30,000

During fiscal 2022, our Non-Executive Directors were entitled to receive an annual cash retainer of $110,000 per year, equity incentive compensation, as further described below, and reimbursement for travel, meals and accommodation expenses attendant to their Board membership. We do not provide retirement or other benefits to our Non-Executive Directors. We reimburse Directors for travel expenses incurred for spouses or partners when we request that they attend a special event. Any amount reimbursed for spousal or partner travel is reported below in the "Director Compensation for Fiscal 2022" table. For fiscal 2022, the Presiding Director received an additional retainer of $25,000 per annum. In addition, each Non-Executive Director who served as Chair of a Board Committee received an additional $30,000 as compensation for such service on each Board Committee.

Board members who are employed by us do not receive additional compensation for their services as a member of the Boards of Directors.

The Boards of Directors are committed to attracting and retaining a highly diverse, experienced and capable group of Non-Executive Directors. To that end, the Compensation Committees review non-executive director pay levels and compensation practices of certain other publicly-listed companies on an annual basis with the assistance of their Compensation consultant to ensure our Non-Executive Director compensation program is competitive. Non-Executive Directors receive payment of their earned retainer in quarterly installments. Annual retainers are prorated so that adjustments can be made during the year. Unearned portions of cash retainers are forfeited upon termination of service.

Non-Executive Directors receive annual restricted share grants under the Carnival Corporation 2020 Stock Plan. In April 2022, each Non-Executive Director received a restricted share grant with a grant date fair value equal to approximately $175,000. As a result, a grant of 9,541 Carnival Corporation restricted shares was made to each Non-Executive Director re-elected on April 8, 2022 based on the closing price of a Carnival Corporation share on that date of $18.34. In November 2022, a restricted share grant of 7,146 shares was made to Ms. Mathew who was appointed to the Boards on November 14, 2022, representing a portion of the annual restricted share grant made to the Directors in April 2022, prorated from November 2022 to April 2023.

The 2022 annual restricted share grants under the Carnival Corporation 2020 Stock Plan are released from restriction on April 8, 2025 (and are not forfeitable provided the Director has served at least a full year). Restricted shares granted have the same rights with respect to dividends and other distributions as all other outstanding shares of Carnival Corporation common stock. Generally, Non-Executive Directors will receive their annual grants initially upon their appointment or election to the Boards and subsequently at the time of their election or annual re-election to the Boards.

DIRECTOR COMPENSATION FOR FISCAL 2022

The following table details the total compensation earned by our Non-Executive Directors in fiscal 2022, other than Mr. Weinstein and Mr. Donald, who are Named Executive Officers. Mr. Weinstein's and Mr. Donald's compensation is reflected in the "Summary Compensation Table," which follows the "Compensation Discussion and Analysis" section. Board members who are employed by us do not receive additional compensation for their services as a member of the Boards of Directors.

Name	Fees Earned or Paid in Cash ($)	Stock Awards[1][2] ($)	All Other Compensation[3] ($)	Total ($)
Micky Arison[4]	—	—	93,450	93,450
Sir Jonathon Band	140,000[5]	174,982	—	314,982
Jason Glen Cahilly	110,000	174,982	—	284,982
Helen Deeble	110,000	174,982	—	284,982
Jeffrey J. Gearhart	110,000	174,982	—	284,982
Richard J. Glasier	140,000	174,982	—	314,982
Katie Lahey	110,000	174,982	—	284,982
Sara Mathew[6]	5,137	75,748	—	80,885
Sir John Parker	110,000	174,982	—	284,982
Stuart Subotnick	140,000	174,982	—	314,982
Laura Weil	110,000	174,982	—	284,982
Randall Weisenburger	195,000	174,982	—	369,982

(1) No stock option grants were made in fiscal 2022. Represents the grant date fair value, assuming no risk of forfeiture, of the grants of Carnival Corporation restricted shares made in fiscal 2022, calculated in accordance with Accounting Standards Codification Topic 718, "Stock Compensation" ("ASC 718"). In April 2022, each of the Non-Executive Directors (other than Ms. Mathew) received a grant of 9,541 restricted shares based on the closing price of a share on April 8, 2022, the day they were re-elected, of $18.34. Ms. Mathew, who was appointed to the Boards on November 14, 2022, received a prorated grant of 7,146 restricted shares in November 2022 based on the closing price of a share on the day of her appointment, of $10.60. The restrictions on the shares granted in 2022 lapse on April 8, 2025. The restrictions on the shares granted to Non-Executive Directors also lapse upon the death or disability of the Director, and are not forfeited if a Director ceases to be a Director for any other reason after having served as a Director for at least one year. Other than Ms. Mathew, all of the Non-Executive Directors who received grants served for all of fiscal 2022.

(2) None of the Directors holds stock options. The aggregate number of Carnival Corporation and Carnival plc restricted shares held at November 30, 2022 were as follows:

Name	Unvested Restricted Shares (#)
Micky Arison	0
Sir Jonathon Band	30,435
Jason Glen Cahilly	30,435
Helen Deeble	30,435
Jeffrey J. Gearhart	29,108
Richard J. Glasier	30,435
Katie Lahey	30,435
Sara Mathew	7,146
Sir John Parker	30,435
Stuart Subotnick	30,435
Laura Weil	30,435
Randall Weisenburger	30,435

(3) Benefits provided to Mr. Arison include private medical health insurance costs ($39,125), driver and security ($20,425), automobile lease or allowance ($17,222), gross up for taxes on certain benefits ($6,661) and the following other benefits ($10,017): accidental death or dismemberment, disability and life insurance premiums and automobile repairs and expenses.

(4) Represents compensation for Mr. Arison's service as executive Chair.

(5) Exclusive of value-added tax.

(6) Ms. Mathew was appointed to the Boards on November 14, 2022.

NON-EXECUTIVE DIRECTOR POLICIES

The following policies also apply to our Non-Executive Directors:

- **STOCK OWNERSHIP POLICY.** The stock ownership policy for Non-Executive Directors provides that all Non-Executive Directors are required to own shares (inclusive of unvested restricted shares, restricted stock units ("RSUs") and shares in a trust beneficially owned by a Director) of either Carnival Corporation common stock or Carnival plc ordinary shares with a value equal to five times the cash retainer. New Directors must achieve this requirement no later than five years from the date of their initial appointment or election to the Boards by the shareholders. The stock ownership policy for Non-Executive Directors provides that a Non-Executive Director will be deemed to be in compliance with the ownership requirements if the decline in the Carnival Corporation or Carnival plc share price results in the Non-Executive Director falling below the applicable ownership level, provided that they were in compliance prior to the share price movement and do not sell or transfer ownership of any such shares until after the ownership target has again been achieved, unless otherwise approved by the Boards of Directors. Each of the Non-Executive Directors serving in fiscal 2022 is in compliance with this Board-mandated requirement.
- **PRODUCT FAMILIARIZATION.** All Non-Executive Directors are encouraged to take cruises for purposes of product familiarization. Non-Executive Directors pay a fare of $70 per person per day for the first 14 days per year of any such cruises (or $150 per day in the case of Seabourn), and pay a fare of $200 per person per day for the next 30 days per year of any such cruises, plus taxes, fees and port expenses in each case. Beyond the first 44 days per year, Non-Executive Directors are eligible for smaller discounts. All other charges associated with a cruise (e.g., air, ground transfers, gratuities, tours and fuel supplements, if any) are the responsibility of the Non-Executive Director.

CARNIVAL PLC NON-EXECUTIVE DIRECTOR COMPENSATION

Additional information with respect to Carnival plc's compensation and reimbursement practices during fiscal 2022 for Non-Executive Directors is included in Part II of the Carnival plc Directors' Remuneration Report, which is attached as Annex B to this Proxy Statement.

Related Person Transactions

REVIEW AND APPROVAL OF TRANSACTIONS WITH RELATED PERSONS

Consistent with our written policies and procedures, it is our practice to review all relationships and transactions in which Carnival Corporation or Carnival plc is a participant and in which our Directors, nominees and executive officers and their immediate family members and any five percent beneficial holders have an interest in order to determine whether such related persons have a direct or indirect material interest. Our Legal and Global Accounting and Reporting Services Departments are primarily responsible for the development and implementation of processes and controls to obtain information from the Directors, nominees and executive officers with respect to related person transactions and for then determining, based on the facts and circumstances, whether a related person has a direct or indirect material interest in the transaction. As required under SEC rules, transactions exceeding $120,000 in which Carnival Corporation & plc was or is to be a participant and a related person had or will have a direct or indirect material interest are disclosed in this Proxy Statement.

In addition, in accordance with our Schedule of Matters Reserved to the Boards and their Committees for their Decision, the Boards review and approve or ratify any related person transaction with an aggregate value in excess of $100,000 in which a Director, an executive officer, or any of their immediate family members, has a direct or indirect material interest.

In the course of their review and approval or ratification of a related person transaction, the Boards may consider factors as follows:

- the nature of the related person's interest in the transaction;
- the material terms of the transaction, including, without limitation, the amount and type of transaction;
- the importance of the transaction to the related person;
- the importance of the transaction to Carnival Corporation & plc;
- whether the transaction would impair the judgment of a Director or executive officer to act in our best interest; and
- any other matters the Boards deem appropriate.

Any member of the Boards who is a related person with respect to a transaction under review may not participate in the deliberations or vote respecting approval or ratification of the transaction, provided, however, that such Director may be counted in determining the presence of a quorum at a meeting of the Board that considers the transaction.

TRANSACTIONS WITH RELATED PERSONS

TRANSACTIONS WITH MICKY ARISON

Micky Arison, our Chair, is also the Chair, President and the indirect majority shareholder of FBA II, Inc., the general partner of Miami Heat Limited Partnership ("MHLP"), the owner of the Miami Heat, a professional basketball team. He is also the indirect shareholder of Basketball Properties, Inc., the general partner of Basketball Properties, Ltd. ("BPL"), which is the manager and operator of the Miami-Dade Arena (formerly known as the FTX Arena). In July 2021, Carnival Cruise Line entered into an amendment of the advertising and promotion agreement between Carnival Cruise Line, MHLP and BPL which extended the terms of the agreement through 2025. Pursuant to this agreement, Carnival Cruise Line paid $591,000 during fiscal 2022.

In August 2015, Carnival Corporation entered into a nonexclusive Aircraft Lease Agreement with an owner trustee under a trust agreement with Ad Astra I, LLC (the "Lease Agreement"); and in August 2020, Carnival Corporation entered into a Services Agreement with Nickel Cayman Management, LLC (the "Services Agreement" and together with the Lease Agreement, the "Aircraft Agreements"). In March 2021, the Lease Agreement and the Services Agreement were amended to adjust the rental rate and aircraft management fee to account for substantially all flight department overhead being borne by Nickel Cayman Management, LLC following Carnival Corporation's disposal of its own aircraft in December 2020.

Each of Ad Astra I, LLC and Nickel Cayman Management, LLC are companies directly or indirectly controlled by a trust of which Mr. Arison is a beneficiary. He is also an officer of Nickel Cayman Management, LLC.

Under the terms of the amended Lease Agreement, Carnival Corporation leases an aircraft beneficially owned by Ad Astra I, LLC from time-to-time in exchange for an hourly rent of $7,920 plus applicable taxes, which is based on market charter rates for similar aircraft as adjusted for costs of operations borne by Carnival Corporation (i.e., fuel and line maintenance during its operation of the aircraft) and hourly service plan expenses.

Under the terms of the amended Services Agreement, Carnival Corporation provides aircraft management services to Nickel Cayman Management, LLC with respect to the aircraft, including overseeing its operation, maintenance and staffing, and is paid an annual fee of $162,000 (which is based on market rates for similar arrangements) (the "Service Fee"). In addition, Carnival Corporation is reimbursed for operating, maintenance and personnel costs and related third party costs incurred in connection with the services ("Service Costs"). The terms of the Aircraft Agreements are one year and renew automatically for one-year periods, unless terminated sooner by either party upon 30 days' written notice.

During fiscal 2022, Carnival Corporation paid Ad Astra I, LLC $531,345 under the Lease Agreement, and Nickel Cayman Management, LLC paid Carnival Corporation $162,000 as the Service Fee and reimbursed Carnival Corporation $1,784,328 for the Service Costs.

The Boards have reviewed and approved or ratified these transactions.

Share Ownership

Share Ownership of Certain Beneficial Owners and Management

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is information concerning the share ownership as of January 12, 2023 of:

- each of our Directors;
- each individual named in the "Summary Compensation Table" which appears elsewhere in this Proxy Statement; and
- all Directors and executive officers as a group.

The number of shares beneficially owned by each entity, person, Director or executive officer is determined under SEC rules, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power and also any shares that the individual would have the right to acquire as of March 13, 2023 (being 60 days after January 12, 2023) through the vesting of RSUs.

Name and Address of Beneficial Owners or Identity of Group[1]	Amount and Nature of Beneficial Ownership of Carnival Corporation Common Stock*	Percentage of Carnival Corporation Common Stock (%)	Amount and Nature of Beneficial Ownership of Carnival plc Ordinary Shares	Percentage of Carnival plc Ordinary Shares (%)	Percentage of Combined Voting Power** (%)
Micky Arison	121,136,034[2][3]	10.9	0	—	9.6
Sir Jonathon Band	52,492	***	0	—	***
David Bernstein	154,283[4]	***	0	—	***
William Burke	37,226	***	0		***
Jason Glen Cahilly	38,591	***	0	—	***
Helen Deeble	41,300	***	0	—	***
Arnold W. Donald	1,098,063[4][5]	***	0	—	***
Jeffrey J. Gearhart	30,854	***	0	—	***
Richard J. Glasier	70,048[6]	***	0	—	***
Katie Lahey	35,842	***	0	—	***
Sir John Parker	62,668	***	3,004	***	***
Sara Mathew	7,146	***	0	***	***
Enrique Miguez	41,708[7]	***	0	***	***
Stuart Subotnick	83,411	***	0	—	***
Michael Thamm	0	—	250,026[4]	***	***
Laura Weil	82,608	***	0	—	***
Josh Weinstein	62,129	***	0	***	***
Randall Weisenburger	870,950	***	0	—	***
All Directors and executive officers as a group (18 persons)	123,836,078	11.1	253,030	***	9.9

* As part of the establishment of the DLC arrangement, Carnival plc issued a special voting share to Carnival Corporation, which transferred such share to the trustee of the P&O Princess Special Voting Trust (the "Trust"), a trust established under the laws of the Cayman Islands. Trust shares of beneficial interest in the Trust were transferred to Carnival Corporation. The trust shares

represent a beneficial interest in the Carnival plc special voting share. Immediately following the transfer, Carnival Corporation distributed such trust shares by way of a dividend to holders of shares of Carnival Corporation common stock. Under a pairing agreement, the trust shares of beneficial interest in the Trust are paired with, and evidenced by, certificates representing shares of Carnival Corporation common stock on a one-for-one basis. In addition, under the pairing agreement, when a share of Carnival Corporation common stock is issued to a person after the implementation of the DLC arrangement, a paired trust share will be issued at the same time to such person. Each share of Carnival Corporation common stock and the paired trust share may not be transferred separately. The Carnival Corporation common stock and the trust shares (including the beneficial interest in the Carnival plc special voting share) are listed and trade together on the New York Stock Exchange under the ticker symbol "CCL." Accordingly, each holder of Carnival Corporation common stock is also deemed to be the beneficial owner of an equivalent number of trust shares.

** As a result of the DLC arrangement, on most matters that affect all of the shareholders of Carnival Corporation and Carnival plc, the shareholders of both companies effectively vote together as a single decision-making body. Combined voting is accomplished through the special voting shares that have been issued by each company.

*** Less than one percent.

(1) The address of each individual is 3655 N.W. 87 Avenue, Miami, Florida 33178.

(2) Mr. Arison is a member of the Arison Group (defined below), which has filed a joint statement on Schedule 13D with respect to the shares of Carnival Corporation common stock held by such persons. Each member of the Arison Group may be deemed to own the shares of common stock held by all other members of the Arison Group. For information on the share ownership of other members of the Arison Group, see "Principal Owners" table below.

(3) Includes (i) 4,934,166 shares of common stock held by the various Arison family trusts, (ii) 80,736,445 shares of common stock held by MA 1994 B Shares, L.P. and (iii) 35,465,423 shares of common stock held by the Artsfare 2005 Trust No. 2 by virtue of the authority granted to Mr. Arison under the last will of Ted Arison. Mr. Arison does not have an economic interest in the shares of common stock held by Artsfare 2005 Trust No. 2.

(4) Includes 2021 time-based share ("TBS") and performance-based share ("PBS") grants scheduled to be released on January 19, 2023 (2021 TBS) and February 6, 2023 (PBS). The executive officer will also receive additional shares at the time of vesting to take into account dividend reinvestment during the period for the PBS granted in February 2020.

(5) Includes 665,157 shares held by The Arnold W. Donald Revocable Trust UAD 5/26/98.

(6) Includes 23,792 shares held by The Richard J. Glasier Revocable Living Trust.

(7) Includes 2020 TBS, 2021 TBS and 2020 PBS grants scheduled to be released on January 17, 2023 (2020 TBS), January 19, 2023 (2021 TBS) and February 6, 2023 (2020 PBS). The executive officer will also receive additional shares at the time of vesting to take into account dividend reinvestment during the period for the 2020 TBS and 2020 PBS.

PRINCIPAL OWNERS

Set forth below is information concerning the share ownership of as of January 12, 2023:

- all persons known by us to be the beneficial owners of more than 5% of the 1,113,479,515 shares of Carnival Corporation common stock and trust shares of beneficial interest in the P&O Princess Special Voting Trust outstanding; and
- all persons known by us to be the beneficial owners of more than 5% of the 217,371,552 ordinary shares of Carnival plc outstanding, less 40,555,198 ordinary shares which are directly or indirectly owned by Carnival Corporation and 31,235,457 ordinary shares held in treasury, both of which have no voting rights.

Micky Arison, Chair of the Board of each of Carnival Corporation and Carnival plc, certain other members of the Arison family and trusts for their benefit (collectively, the "Arison Group"), beneficially own shares representing approximately 10.9% of the voting power of Carnival Corporation and approximately 9.6% of the combined voting power of Carnival Corporation & plc and have informed us that they intend to cause all such shares to be voted in favor of Proposals 1 through 12 and 14 through 22, and in the case of Proposal 13, in favor of holding the "say-on-pay" vote every year. The table below begins with the ownership of the Arison Group.

Name and Address of Beneficial Owners or Identity of Group	Amount and Nature of Beneficial Ownership of Carnival Corporation Common Stock*	Percentage of Carnival Corporation Common Stock (%)	Amount and Nature of Beneficial Ownership of Carnival plc Ordinary Shares	Percentage of Carnival plc Ordinary Shares (%)	Percentage of Combined Voting Power** (%)
MA 1994 B Shares, L.P. 1201 North Market Street Wilmington, DE 19899	80,736,445(1)(2)	7.3	0	—	6.4
MA 1994 B Shares, Inc. 1201 North Market Street Wilmington, DE 19899	80,736,445(1)(2)	7.3	0	—	6.4
Artsfare 2005 Trust No. 2 c/o SunTrust Delaware Trust Company 1011 Centre Road Suite 108 Wilmington, DE 19805	35,465,423(1)(4)	3.2	0	—	2.8
Verus Protector, LLC Two Alhambra Plaza Suite 1040 Coral Gables, FL 33134	35,465,423(1)(3)	3.2	0	—	2.8
Richard L. Kohan Two Alhambra Plaza Suite 1040 Coral Gables, FL 33134	121,138,034(1)(4)	10.9	0	—	9.6
KLR, LLC Two Alhambra Plaza Suite 1040 Coral Gables, FL 33134	82,419,457(1)(6)	7.4	0	—	6.6
Nickel 2015-94 B Trust 1313 North Market Street Suite 5300 Wilmington, DE 19801	80,736,445(1)(2)	7.3	0	—	6.4
SunTrust Delaware Trust Company 1011 Centre Road Suite 108 Wilmington, DE 19805	35,465,423(1)(5)	3.2	0	—	2.8
Aristeia Capital, L.L.C. One Greenwich Plaza Greenwich, CT 06830	0	—	10,140,504(7)	7.0	***
Norges Bank Bankplassen 2 PO Box 1179 Sentrum NO 0107 Oslo, Norway	0	—	11,785,088(8)	8.1	***
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	50,009,395(9)	4.5	7,395,735(10)	5.1	4.6
Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	111,933,967(11)	10.1	0	—	8.9

*, ** and *** have the same meanings as indicated in the table above.

(1) The Arison Group has filed a joint statement on Schedule 13D with respect to the shares of Carnival Corporation common stock held by such persons. Each member of the Arison Group may be deemed to own the shares of common stock held by all other members of the Arison Group.

(2) MA 1994 B Shares, L.P. (“MA 1994, L.P.”) owns 80,736,445 shares of common stock. The general partner of MA 1994, L.P. is MA 1994 B Shares, Inc. (“MA 1994, Inc.”), which is wholly-owned by the Nickel 2015-94 B Trust, a trust established for the benefit of Mr. Arison and members of his family (the “B Trust”). The sole limited partner of MA 1994, L.P. is the B Trust. Under the terms of the instrument governing the B Trust, Mr. Arison has the sole right to vote and direct the sale of the common stock indirectly held by the B Trust. By virtue of the limited partnership agreement of MA 1994, L.P., MA 1994, Inc. may be deemed to beneficially own all such 80,736,445 shares of common stock. By virtue of the B Trust being the sole stockholder of MA 1994, Inc., the B Trust may be deemed to beneficially own all such 80,736,445 shares of common stock. By virtue of Mr. Arison’s interest in the B Trust and the B Trust’s interest in MA 1994, L.P., Mr. Arison may be deemed to beneficially own all such 80,736,445 shares of common stock. The administrative trustee of the B Trust is the Northern Trust Company of Delaware.

(3) Verus Protector, LLC is the protector of Artsfare 2005 Trust No. 2. Verus Protector, LLC has shared voting and dispositive power with respect to the shares of common stock held by Artsfare 2005 Trust No. 2.

(4) By virtue of being the sole member of Verus Protector, LLC, the sole member of KLR, LLC and a trustee of various Arison family trusts, Mr. Kohan may be deemed to own the aggregate of 121,136,034 shares of common stock beneficially owned by such entities, as to which he disclaims beneficial ownership. Mr. Kohan also owns 1,000 shares of common stock directly and owns 1,000 shares of common stock indirectly by virtue of such shares owned by Mr. Kohan’s wife.

(5) SunTrust Delaware Trust Company acts as trustee for the Artsfare 2005 Trust No. 2.

(6) KLR, LLC is a Delaware limited liability company wholly owned by Mr. Kohan. KLR, LLC acts as a distribution advisor for various Arison family trusts and has shared dispositive power over the shares of common stock held by certain of such trusts.

(7) As reflected in a Schedule 13G/A, filed on February 14, 2022, with the SEC, Aristeia Capital, L.L.C. and its affiliates reported sole voting and sole dispositive power over 10,140,504 ordinary shares.

(8) As reflected in a TR-1 notification received by Carnival plc on December 21, 2022, Norges Bank reported direct voting rights over 9,829,988 ordinary shares and voting rights over 1,955,100 ordinary shares on loan.

(9) As reflected in a Schedule 13G filed on March 11, 2022 with the SEC, BlackRock, Inc. reported sole voting power over 43,435,453 shares of common stock and sole dispositive power over 50,009,395 shares of common stock.

(10) As reflected in a TR-1 notification received by Carnival plc on June 8, 2022, BlackRock, Inc. reported direct voting rights over 3,912,081 ordinary shares, voting rights over 208,358 Carnival plc American Depositary Receipts, voting rights over 2,119,182 ordinary shares through securities lending, and voting rights over 1,156,114 ordinary shares through contracts for difference.

(11) As reflected in a Schedule 13G/A filed on January 10, 2023 with the SEC, Vanguard Group reported shared voting power over 1,364,262 shares of common stock, sole dispositive power over 107,886,486 shares of common stock, and shared dispositive power over 4,047,481 shares of common stock.



PROPOSAL 12

Advisory (Non-Binding) Vote to Approve Executive Compensation

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and pursuant to Section 14A of the Exchange Act, our shareholders are being provided with the opportunity to cast an advisory (non-binding) vote to approve our executive compensation. We refer to this vote as the "say-on-pay" vote. Although this vote is advisory and is not binding on the Boards, the Compensation Committees will take into account the outcome of the vote when considering future executive compensation decisions.

The "say-on-pay" vote is required to be offered to our shareholders at least once every three years. In 2017, our Boards recommended that we provide shareholders with the opportunity to cast their "say-on-pay" vote each year and our shareholders agreed. We are asking shareholders to vote on the frequency of the "say-on-pay" vote in Proposal 13. If we maintain our current frequency, the next "say-on-pay" vote is expected to occur at the 2024 Annual Meetings of Shareholders.

The Boards are committed to corporate governance best practices and recognize the significant interest of shareholders in executive compensation matters. The Compensation Committees seek to balance short-term and long-term compensation opportunities to enable Carnival Corporation and Carnival plc to meet short-term objectives while continuing to produce value for their shareholders over the long-term. They also promote a compensation program designed to attract, motivate and retain key executives. As discussed in the Compensation Discussion and Analysis, the Compensation Committees believe that our current executive compensation program directly links executive compensation to our performance and aligns the interests of our Named Executive Officers with those of our shareholders. For example:

- ✔ Our compensation philosophy places more emphasis on variable elements of compensation (such as annual bonuses and equity-based compensation) than fixed remuneration.
- ✔ In accordance with the Compensation Committees' focus on long-term shareholder returns, the Compensation Committees approved performance-based share grants and incentive programs for our Named Executive Officers which vest based upon the extent to which certain pre-grant performance criteria are attained.
- ✔ To further promote long-term shareholder alignment, we require our Named Executive Officers to meet and maintain stock ownership requirements.
- ✔ The Compensation Committees review the position of each element of total direct compensation relative to the competitive market, and use the range of total direct compensation levels in the competitive market to assess the extent to which the compensation provided to our Named Executive Officers is generally consistent with that offered by the competitive market to their named executive officers.
- ✔ Carnival Corporation & plc does not offer U.S. executives excise tax gross-up protections.

We encourage you to read our Compensation Discussion and Analysis contained within this Proxy Statement for a more detailed discussion of our compensation policies and procedures.

Our shareholders have the opportunity to vote for or against, or to abstain from voting on, the following resolution:

"RESOLVED, that the shareholders approve the compensation of our Named Executive Officers as disclosed pursuant to the compensation disclosure rules of the SEC (which disclosure includes the Compensation Discussion and Analysis, the compensation tables and any related material disclosed in this Proxy Statement)."



The Boards of Directors unanimously recommend a vote FOR approval of the compensation of our Named Executive Officers as disclosed pursuant to the compensation disclosure rules of the SEC (which disclosure includes the Compensation Discussion and Analysis, the compensation tables and any related material disclosed in this Proxy Statement).



PROPOSAL 13

Advisory (Non-Binding) Vote on How Frequently Shareholders Should Vote to Approve Compensation of the Named Executive Officers

As required by the Dodd-Frank Act, our shareholders are being provided with the opportunity to cast an advisory (non-binding) vote on how frequently our shareholders should have an advisory (non-binding) vote on the compensation of our Named Executive Officers. We refer to this vote as the "say-on-frequency" vote. Although this vote is advisory and is not binding on the Boards, the Compensation Committees will take into account the outcome of the vote when considering how frequently to hold "say-on-pay" votes.

You may choose from the following alternatives: every year, every two years, every three years or you may abstain.

The "say-on-frequency" vote is required to be offered to our shareholders at least once every six years. At the April 2017 shareholders meeting, the Boards of Directors recommended, and the shareholders voted on an advisory, non-binding basis in favor of, holding the "say-on-pay" vote every year. The Boards accepted our shareholders' recommendation and currently, shareholders are provided with the opportunity to cast an advisory (non-binding) vote to approve the compensation of our Named Executive Officers every year.

The Boards believe that having an annual "say-on-pay" vote to approve the compensation of our Named Executive Officers in satisfaction of U.S. disclosure rules is appropriate. In this regard, we note that our shareholders are already provided with an annual vote to approve the Carnival plc Directors' Remuneration Report (see Proposal 14), which covers all Directors and includes the Compensation Discussion and Analysis (itself a significant portion of the executive compensation disclosure that is the subject of the "say-on-pay" vote). Moreover, the Boards believe that annual "say-on-pay" votes permit the Boards to receive current feedback on a timely basis from our shareholders regarding our compensation program for our Named Executive Officers, which will enable us to implement more quickly any modifications that the Boards determine to be appropriate.



The Boards of Directors unanimously recommend a vote in favor of holding a non-binding advisory vote EVERY YEAR to approve the compensation of our Named Executive Officers as disclosed pursuant to the compensation disclosure rules of the SEC.



PROPOSAL 14

Advisory (Non-Binding) Vote to Approve the Carnival plc Directors' Remuneration Report (other than the part containing the Carnival plc Directors' Remuneration Policy set out in Section B of Part II of the Carnival plc Directors' Remuneration Report)

In accordance with Section 439 of the Companies Act and Schedule 8 of the Large and Medium Sized Companies and Groups (Accounts and Reports) Regulations 2008, as amended (the "LMCG Regulations"), shareholders are voting to approve the Carnival plc Directors' Remuneration Report. The Carnival plc Directors' Remuneration Report is in two parts. Part I also constitutes the Compensation Discussion and Analysis as required by regulations promulgated by the SEC, and includes information that Carnival plc is required to disclose in accordance with the LMCG Regulations. Part II of the Carnival plc Directors' Remuneration Report is set forth as Annex B to this Proxy Statement and includes the additional information that Carnival plc is required to disclose in accordance with the LMCG Regulations, including certain information which has been audited for the purposes of the Carnival plc Annual Report.

Other than the Carnival plc Directors' Remuneration Policy set out in Section B of Part II of the Carnival plc Directors' Remuneration Report (as to which, please see Proposal 15), UK law only requires an advisory vote on the substance and content of the Carnival plc Directors' Remuneration Report. Accordingly, disapproval of this Proposal 14 will not require us to amend the report or require any Director to repay any amount. No entitlement of a Director is conditional on the approval of this Proposal 14. However, the Boards and Compensation Committees are expected to take into account both the voting result and the views of our shareholders in their application, development and implementation of compensation policies and plans.



The Boards of Directors unanimously recommend a vote **FOR** the approval of the Carnival plc Directors' Remuneration Report.



PROPOSAL 15

Approval of Carnival Plc Directors' Remuneration Policy

In accordance with Section 439A of the Companies Act and Schedule 8 of the LMCG Regulations, shareholders are voting to approve the Carnival plc Directors' Remuneration Policy set out in Section B of Part II of the Carnival plc Directors' Remuneration Report. This is a binding vote and is required to be put to shareholders at least once every three years. The policy has consciously been drafted broadly to give the Compensation Committees sufficient flexibility to act in the interests of Carnival Corporation and Carnival plc and their shareholders as, under the UK legislative requirements, payments may not be made to Directors outside of an agreed policy. If approved, the Carnival plc Directors' Remuneration Policy will take effect immediately following its approval at the 2023 Annual Meetings and will apply until it is replaced by a new or amended policy.

Upon the Carnival plc Directors' Remuneration Policy becoming effective on the date of shareholder approval, remuneration payments to Directors of Carnival plc (including former or proposed Directors) and payments for loss of office to a Director of Carnival plc (including a former or a proposed Director) will need to be consistent with the approved Carnival plc Directors' Remuneration Policy unless our shareholders approve an amendment to the policy by an ordinary resolution (unless the payment is required to be made as part of a legal obligation entered into before June 27, 2012 and such obligation has not been amended or renewed since). Section B of Part II of the Carnival plc Directors' Remuneration Report sets out the Carnival plc Directors' Remuneration Policy for the next and subsequent fiscal years and other details required by the LMCG Regulations and the UK Corporate Governance Code.



The Boards of Directors unanimously recommend a vote FOR the approval of the Carnival plc Directors' Remuneration Policy.

Compensation Discussion and Analysis and Carnival plc Directors' Remuneration Report (Part I)

CONTENTS

LETTER FROM THE CHAIR OF OUR COMPENSATION COMMITTEES

Fellow shareholders,

Each year, the Compensation Committees conduct the important task of evaluating the design of our executive compensation programs to ensure they continually drive performance against important business priorities and align with the interests of our shareholders. The Compensation Committees are deeply focused on ensuring our compensation programs reflect our pay-for-performance philosophy.

Prior to the COVID-19 pandemic, all direct executive compensation other than base salary has historically been 100% at-risk and based on quantitative performance measures. However, the onset of the COVID-19 pandemic, which compelled us to temporarily pause all guest cruise operations in mid-March 2020, and its continued impacts on our return to service, led the Compensation Committees to take necessary measures to temporarily modify our compensation approach in 2021 while still maintaining commitment to our philosophy of performance-based pay in order to retain and reward executives during this challenging and unpredictable time for the exceptional efforts and performance they achieved. Returning our incentive plans to a highly at-risk, quantitative performance-based structure has been a goal of the Compensation Committees as the operating environment stabilized and we resumed guest cruise operations throughout 2022.

UNDERSTANDING SHAREHOLDER PERSPECTIVES

The results of last year's Say-on-Pay and Carnival plc Directors' Remuneration Report votes signaled that some of our shareholders had concerns about the temporary modifications we had made to our executive compensation program structure for fiscal 2021. To better understand these perspectives, we conducted outreach with a large number of our institutional shareholders following our Annual Meetings of Shareholders. We ultimately conducted 19 meetings with 15 of our institutional shareholders throughout the summer following the 2022 Annual Meetings of Shareholders, in the fall, and further in the winter—in some cases meeting with shareholders multiple times to seek ongoing feedback. As Chair of the Compensation Committees, I personally led each of these engagements to gather feedback directly from shareholders and share insights regarding the Compensation Committees' philosophy and rationale for its decisions. These conversations complemented the feedback gathered in discussions with shareholders in the weeks prior to the Annual Meetings of Shareholders. These dialogues revealed that shareholders supported our planned return to a primarily performance-based executive compensation structure and have provided invaluable input to the Compensation Committees' decisions regarding our fiscal 2022 and 2023 compensation program and the disclosures you will see in our Compensation Discussion and Analysis and Carnival plc Directors' Remuneration Report below.

RECOMMITTING TO OUR QUANTITATIVE PAY-FOR-PERFORMANCE APPROACH

We are pleased that in 2022 we have emerged into a more predictable and stable operating outlook and have continued to make meaningful progress on our full return to service. Given this and in consideration of shareholder feedback, in 2022 the Compensation Committees have returned to our historical practice of utilizing quantitative performance criteria for all fiscal 2022 annual bonuses and equity grants to our executive officers. We have also committed to continuing quantitative performance-based approach to incentives in 2023 which we detail below.

CEO TRANSITION

Further, in August 2022, following a deliberative and thoughtful succession planning process, Josh Weinstein was appointed as our President, CEO and Chief Climate Officer to lead us on our journey forward. Mr. Weinstein's compensation structure reflects our commitment to return to a highly performance-based executive compensation structure, with meaningful portions of target compensation at-risk and quantitative performance-based.

On behalf of the Compensation Committees, we appreciate the input our shareholders have provided and look forward to our continued dialogue over the coming year. Thank you for your investment in Carnival Corporation & plc.

Sincerely,

RANDY WEISENBURGER
Chair of the Compensation Committees

January 27, 2023

HOW WE ADDRESS UK AND U.S. COMPENSATION DISCLOSURE REQUIREMENTS

Carnival Corporation and Carnival plc are separate legal entities (together referred to in this Report as "Carnival Corporation & plc") and each company has its own Board of Directors and Compensation Committee. However, as is required by the agreements governing the DLC arrangement, the Boards of Directors and members of the Committees of the Boards, including the Compensation Committees, are identical and there is a single senior management team.

Carnival Corporation and Carnival plc are subject to disclosure regimes in the U.S. and UK. While some of the disclosure requirements are the same or similar, some are very different. As a result, the Carnival plc Directors' Remuneration Report is in two parts. The information contained in this Part I constitutes the Compensation Discussion and Analysis as required by regulations promulgated by the SEC and includes information that Carnival plc is required to disclose in accordance with Schedule 8 of the LMCG Regulations.

Part II of the Carnival plc Directors' Remuneration Report is set forth as Annex B to this Proxy Statement and includes the additional information that Carnival plc is required to disclose in accordance with the LMCG Regulations, including certain information that has been audited for the purposes of the Carnival plc Annual Report.

Parts I and II of the Carnival plc Directors' Remuneration Report are in compliance with the LMCG Regulations, the UK Corporate Governance Code, the Companies Act and the Listing Rules of the UK Financial Conduct Authority (the "FCA"). Both Parts I and II form part of the Carnival plc Annual Report for the year ended November 30, 2022.

Pursuant to rules promulgated by the SEC and the LMCG Regulations, this Compensation Discussion and Analysis reviews the compensation of the following Named Executive Officers of Carnival Corporation & plc:


JOSH WEINSTEIN
President, CEO and Chief Climate Officer
DAVID BERNSTEIN
Chief Financial Officer and Chief Accounting Officer
WILLIAM BURKE
Chief Maritime Officer
ENRIQUE MIGUEZ
General Counsel
MICHAEL THAMM
Group Chief Executive Officer of Costa Group and Carnival Asia
ARNOLD W. DONALD
Former President, CEO and Chief Climate Officer

EXECUTIVE SUMMARY

OUR COMPENSATION PHILOSOPHY

Aligning Compensation with Our Mission (Purpose) and Values

Our executive compensation program is designed to reward financial results, successful delivery of our long-term strategy and effective strategic leadership, all in a manner consistent with our mission, vision and values, through use of both short-term rewards and long-term incentives and to promote alignment of the financial interests of our executive officers with our shareholders. We endeavor to align our compensation program and underlying performance measures with the interests of our shareholders and senior executives by linking actual pay to operating performance, environment, safety and security, sustainability initiatives and shareholder interests. We also seek to provide a total direct compensation package (salary, bonus and equity grants) that allows us to be competitive in the labor markets where we compete for executive talent, adjusted as necessary to take into consideration factors including the relevant senior executive's performance, experience and responsibilities.

Considering U.S. and UK Market Approaches

Our Named Executive Officers are located in the U.S., with the exception of one Named Executive Officer who is based in Europe. As a global entity, we strive to implement a consistent set of compensation principles across geographic and operating company units that satisfy the requirements of all jurisdictions and local market demands while also accounting for local market norms and practices. Since the largest presence of executive officers is in the U.S., our compensation policies primarily reflect U.S. market practices. However, the Compensation Committees seek to incorporate UK compensation principles, including those contained in the UK Corporate Governance Code, to the degree practicable.

Emphasizing At-Risk Pay

Our compensation philosophy has historically been to emphasize at-risk incentive pay to drive a pay-for-performance culture. In furtherance of this philosophy, prior to the COVID-19 pandemic, all direct compensation for our Named Executive Officers, other than base salary, was 100% at-risk and based on quantitative performance measures. This compensation philosophy also extended beyond our Named Executive Officers to include other key executives, reflecting the Compensation Committees' commitment to aligning compensation with the success of Carnival Corporation & plc.

As discussed in greater detail in the sections that follow, in 2021 the Compensation Committees actively evaluated the structure of our executive compensation programs in light of the impact of the COVID-19 pandemic on the operating environment and determined, in our and our shareholders' best interests, to make temporary modifications to drive the specific operating and strategic initiatives needed during the COVID-19 pause in guest cruise operations. However, for our 2022 and 2023 programs, we have returned to a predominantly quantitative performance-based approach, as described below, which aligns with our compensation philosophy and in large part with the structure of our pre-COVID-19 programs as well as responding to the feedback we received from our investors.

2022 BUSINESS ENVIRONMENT

With 89 of the 91 ships (excluding announced removals of ships that will not return to service) in our fleet back in service as of the end of the fiscal 2022, our return to guest cruise operations is essentially complete. Eight of our nine brands now have their full fleet back in service. Since the summer of 2022, we have been relentlessly focused on driving top line growth and returning to strong profitability.

During 2022, we:

- returned 38 ships back to service,
- delivered 5 new ships,
- sustainably recycled retired ships,

- announced an additional seven smaller-less efficient ships will be removed from our fleet,
- announced our innovative 'Carnival Fun Italian Style" initiative, launching in June 2023, and
- began closing the gap to 2019 and returning to strong profitability.

Fleet Optimization

With the additional seven ships announced in 2022, this brings the total to 26 smaller-less efficient ships being removed from our fleet ships since the beginning of the pause in guest cruise operations.

Now, nearly a quarter of our 2023 fleet will consist of new, larger-more efficient ships with the successful introduction of *Carnival Celebration* in November 2022 and the addition of *Arvia* for P&O Cruises (UK) in December 2022.

- This fleet transformation results in an 8 percentage point increase in balcony cabins to 57%, along with a tremendous increase in our platform to deliver onboard experiences and generate associated revenues contributing to greater revenue yield growth going forward.
- This fleet transformation also lowers operating costs on a unit basis, helping to mitigate inflation, and deliver more revenue to the bottom line with 6% greater efficiency in non-fuel operating costs per ALBD vs. 2019, and it is helping to support our anticipated 15% lower fuel consumption also per ALBD vs. 2019.
- Our average berth count per ship has increased nearly 20%, now the largest amongst our public peers. In fact, our ship operating costs and fuel consumption per ALBD are lower than our public peers setting us up to deliver more revenue to the bottom line.

Brand Optimization

China has yet to reopen which has had a disproportionate impact on our Costa brand, given their significant year-round presence in China prior to the pause. We are transitioning that capacity to other markets, with a total of nine ships being removed from the Costa brand since the pause. These actions position Costa well with an optimal fleet of eight ships primarily sourcing year-round in the Southern European markets and seasonally in the South American markets.

- We have taken actions to right-size the Costa brand to the current environment, with two additional smaller less-efficient ships recently announced for removal from the Costa fleet, bringing the total to four smaller-less efficient ships being removed from the Costa fleet.
- A further two Costa ships (*Costa Mediterranea* and *Costa Atlantica*) were sold to the China joint venture prior to the pause in guest cruise operations and transferred to the China joint venture during the pause.
- In addition, we are transferring three ships from Costa to our highly successful Carnival Cruise Line brand including two via our innovative Carnival Fun Italian Style initiative, launching in June 2023.

As a result of all of our fleet optimization activities, we have reshaped our portfolio such that, amongst other smaller shifts, as of 2025, Carnival Cruise Line will represent 33% of our total capacity (up from 29% in 2019) and Costa will represent 10% of our total capacity (down from 15% in 2019).

Return to Strong Profitability

Our business accelerated during 2022 on an upward trajectory as we continued to close the gap to 2019 and gain momentum on our return to strong profitability.

Throughout 2022, we have continued to aggressively build occupancy on higher capacity while preserving price discipline by using opaque distribution channels and actively sharpening our revenue yield management tools.

- Our capacity in service approached 2019 levels by the end of 2022, 35% higher than we started the year.
- Our occupancy gap to 2019 has closed from 50% in the first quarter of 2022 to 19% in fourth quarter of 2022.
- At the same time, we have driven strong growth in onboard revenue resulting in cruise revenue per diems in constant dollar for the fourth quarter of 2022 to be 3.8% higher compared to 2019's record levels.

All of this has enabled us to consistently close the revenue gap to 2019 from 65% in the first quarter of 2022 to 20% in the fourth quarter of 2022.

- In addition, we have reduced the differential in adjusted cruise costs excluding fuel per ALBD to 2019 from over 25% in the first quarter of 2022 down to 11% in the fourth quarter of 2022.
- At the same time, we increased our investment in advertising during the back half of 2022 to drive demand for 2023 and beyond alongside a renewed focus on our trade relationships and continued growth for direct sales to also drive demand.
- This culminated in positive Adjusted EBITDA in the second half of 2022 of over $200 million, overcoming a $528 million impact from higher fuel prices compared to 2019.

We ended 2022 with $8.6 billion of liquidity and $5.1 billion in customer deposits, which was a record fourth quarter for customer deposits and an increase of $1.6 billion from 2021. This was a great ending considering the turbulence we encountered but successfully managed through during 2022.

Entering 2022, we did not foresee any financing needs other than opportunistic moves to refinance a portion of our 2023 maturities given the expectation of significantly improved cash flow generation ahead and the refinancing of our 2022 maturities during 2021.

However, our cash flow generation during 2022 and potentially the first half of 2023 was or will be significantly impacted by a variety of factors.

- Revenue: The Omicron variant's negative impact on the normal first quarter booking wave season, the invasion of Ukraine requiring significant and relatively last-minute itinerary changes eliminating our high yielding summer season cruises to Saint Petersburg, lower consumer confidence, and the disparate protocol requirements between cruising and other travel alternatives for the majority of 2022.
- Costs: Higher fuel prices, inflation, supply chain disruptions, the cost of maintaining enhanced health and safety protocols longer than we had anticipated and higher interest rates.

As a result, management focused on preserving liquidity by reevaluating capital expenditures, managing customer deposits and accelerating refinancing of 2023 maturities as well as the outstanding revolver balance.

- We strategically re-evaluated the projected $1.6 billion in non-newbuild capital expenditures for 2022 and reduced it by $0.5 billion for the year.
- At the same time, based on the actual experience with non-newbuild capital expenditures for 2022, we reviewed our outer year capital expenditures and reshaped investment spending by about $300 million annually for a cumulative reduction of $1.2 billion over the next four years.
- With return to service essentially complete, we effectively managed booking deposit requirements and began to increase the amounts and move back the timeframes to pre-pause levels resulting in strong growth in customer deposit inflow and a record fourth quarter balance.
- We maintained a significant focus on liquidity. There were extensive conversations about the forecasted cash flows and our need for liquidity. Management executed a Treasury Strategy to accelerate the refinancing of 2023 maturities as well as the outstanding revolver balance.
- In addition to drawing on four export credits for newbuild deliveries, six capital markets transactions totaling nearly $6 billion were completed to enhance our financial flexibility. Each transaction was optimized for execution across a diverse set of investor bases ($1.0 billion Unsecured Notes, $1.2 billion equity block trade, $2.0 billion Senior Priority Guarantee Notes, $1.1 billion Convertible Notes, and $0.4 billion of Convertible Notes Exchanges).

2022 CEO LEADERSHIP CHANGE

As further described under "CEO and Executive Management Succession Planning," our Boards and the Nominating & Governance Committees oversee our succession planning process. Our multi-brand structure and continuous efforts to foster professional development have enabled us to develop a strong group of leaders within the organization. Following a robust and thoughtful succession planning process, the Boards of Directors selected Josh Weinstein, who at the time was serving as our Chief Operations Officer, to succeed Mr. Donald as our President, CEO and Chief Climate Officer effective August 1, 2022. Mr. Weinstein is a 20-year veteran of Carnival Corporation & plc, with a long history of success in critical senior-level roles with us, including most recently as the Chief Operations Officer, President of Carnival UK and Treasurer.

Compensation Actions In Connection with CEO Leadership Change

2022 Target Compensation for Josh Weinstein, Our New CEO

Mr. Weinstein was appointed as our President and CEO, and assumed the role of Chief Climate Officer, effective August 1, 2022. In connection with his appointment to the role, the Compensation Committees approved the following changes to Mr. Weinstein's executive compensation to reflect his significantly expanded scope of responsibilities from his prior role as Chief Operations Officer:

Pay Element	New 2022 Amount	Effective Date
Base Salary	$1,250,000	Effective August 1, 2022
Annual Cash Bonus	Target value: $2,500,000	Prorated from May 1, 2022
Long-Term Equity	Target value: $5,000,000 100% performance-based	Prorated from August 1, 2022

The Compensation Committees believe that it was important to establish a compensation framework for Mr. Weinstein that would provide a meaningful equity stake in Carnival Corporation & plc that directly aligns his interests with those of our long-term investors by tying a meaningful portion of Mr. Weinstein's current compensation and future wealth creation opportunity to our return to profitable growth and sustained long-term value creation for shareholders. As a result, the structure of Mr. Weinstein's compensation is highly performance-linked, with 86% of target pay linked to quantitative short- and long-term performance measures and 57% delivered in equity.

The Compensation Committees also determined to approve an additional one-time long-term performance-based RSU grant ("LTPBS") to Mr. Weinstein under the Carnival Corporation 2020 Stock plan in connection with his promotion. The Compensation Committees believe this grant appropriately recognizes Mr. Weinstein's promotion while also incentivizing retention and long-term performance on a comprehensive business metric. The grant is structured as shown below:

2022 LTPBS Grant for Promotion to CEO		
Pay Element	**New 2022 Amount**	**Term Length**
LTPBS	Target: 500,000 restricted stock units[(1)] Based 100% on performance-based vesting metrics	Vests in February fiscal 2028, subject to performance

(1) Target grant date value is $4,695,000, calculated based on the closing stock price of $9.39 on August 22, 2022. See "2022 LTPBS" under "Fiscal 2022 Annual Incentives" for more detail on the grant's performance criteria.

2023 Target CEO Compensation

For fiscal 2023, the Compensation Committees determined to keep Mr. Weinstein's total target compensation package substantially the same as his pro-forma 2022 target compensation, with a target value of $8,750,000, structured as follows:

Pay Element	2023 Amount
Base Salary	$1,250,000
Annual Cash Bonus	Target value: $2,500,000
Long-Term Equity	**Performance-based RSUs** (target value): $3,500,000
	Time-Based RSUs (target value): $1,500,000

Outgoing CEO Consulting Agreement

Effective August 1, 2022, Arnold W. Donald, our former President and CEO, transitioned into the role of Vice Chair and remained a member of the Boards of Directors. Effective November 30, 2022, Mr. Donald resigned from his position as our Vice Chair and member of the Boards of Directors.

We entered into a consulting agreement with Mr. Donald effective December 1, 2022 under which he will provide advice to our Chair, the President and CEO and other officers of Carnival Corporation & plc from December 1, 2022 through February 28, 2025. Under the terms of the Consulting Agreement, Mr. Donald will receive $1 million per year in cash as compensation for all services provided, along with continued health care coverage for him and his spouse for the duration of the consulting relationship. Consistent with the terms of our equity plans and the applicable grant agreements, Mr. Donald is also eligible for continued vesting of his previously approved equity incentive programs for so long as he continuously provides services to us under the consulting agreement, including the fiscal 2023 grant of RSUs associated with the 2022 MTE and 2022 PBS incentives. Mr. Donald will not be receiving any other compensation in fiscal 2023 or beyond. Mr. Donald's consulting agreement also includes a noncompete provision. The Boards of Directors believe that retaining Mr. Donald as a consultant is in the best interests of Carnival Corporation & plc, and that Mr. Donald's long tenure, institutional knowledge, deep understanding and wide-ranging expertise on matters of continued importance to our business success as well as his extensive network of professional relationships across businesses and governments are valuable assets, particularly during a time of continued transformation and recovery from the COVID-19 pandemic.

SHAREHOLDER ENGAGEMENT

Carnival Corporation & plc has a long-standing shareholder outreach program. We believe constructive dialogue with our shareholders is a fundamental pillar of effective corporate governance. Conversations with our shareholders cover a variety of topics relevant to the long-term success of our business, including, but not limited to:

- corporate strategy;
- operating performance;
- Board and corporate governance matters;
- environmental sustainability;
- social and human capital matters;
- diversity, equity, and inclusion; and
- executive compensation.

Our engagement program is primarily led by our investor relations team, members of senior management, and Directors. Depending on the situation, meetings might include Chairs of Board Committees or our Presiding Director and Senior Independent Director. Directors participate in select engagements to share their perspective and receive feedback directly from our shareholders. Feedback gathered during these engagement meetings is shared with our full Boards and informs conversations at the Board and senior management levels regarding key decisions of our practices, policies, and disclosures. We believe this shareholder engagement mechanism allows for shareholder feedback and concerns to be appropriately considered and addressed by management and the Boards.

Engagement Following the 2022 Advisory Votes on Compensation

As a supplement to our broader regular shareholder engagement program and in response to our 2022 advisory votes to approve executive compensation (also known as the "say-on-pay" vote) and the Carnival plc Director's Remuneration Report, each of which received support from approximately 64% of the votes cast, we conducted extensive shareholder outreach following the 2022 Annual Meetings of Shareholders. We ultimately conducted 19 meetings with 15 of our shareholders over three outreach cycles, including the summer following the 2022 Annual Meetings, in the fall, and further in the winter. During this program we met with several of our shareholders more than once to seek ongoing feedback. This complemented the feedback gathered in discussions with shareholders in the weeks prior to the Annual Meetings of Shareholders, which led in total to 44 meetings with 30 shareholders on compensation matters as part of our 2022-2023 engagement program. The objective of this outreach was to understand the factors that drove investors' evaluation of and voting on our compensation program, and to share and obtain feedback on the expected evolution of our compensation program, including returning to our historical practice of utilizing quantitative performance criteria for fiscal 2022 annual bonuses and equity-based compensation for our executive officers. The Chair of our Compensation Committees (who is also our Presiding Director and Senior Independent Director) led these meetings to provide insights into the Compensation Committees' approach and hear directly from shareholders. The scope of our shareholder engagement is summarized below.

We engaged with a meaningful proportion of our institutional shareholders following our 2022 Annual Meetings


Retail and Insider Holdings
Engaged
Contacted
19 meetings with 15 institutional shareholders following our 2022 Annual Meetings
Other Institutional Shareholders

Our Compensation Committees evaluated the feedback received in conversations following the 2022 Annual Meetings of Shareholders, along with feedback received during previous engagement conversations, and took specific actions in response, as outlined below:

Feedback Received		Actions Taken
A preference to return to quantitative and performance-based compensation philosophy, including:	❯	Returned to a quantitative and performance-based program for all executive officers' incentive programs in 2022 by:
• For the annual incentive program to return to using pre-determined, quantitative performance criteria	❯	• Implementing quantitative performance criteria for all executive officers' fiscal 2022 annual bonuses with a broad range of performance criteria
• For equity grants to include performance criteria beyond continued service	❯	• Implementing quantitative performance criteria for all executive officers' fiscal 2022 equity-based compensation and broadening the range of performance criteria for fiscal 2022 and 2023 equity-based compensation
A preference for a mix of time and performance-based incentives	❯	Added a time-vested equity incentive for fiscal 2023 to focus on retention
A preference for disclosure enhancements, including:	❯	Enhanced disclosure in the Compensation Discussion and Analysis and Carnival plc Directors' Remuneration Report for fiscal 2022 to include:
• Greater detail regarding how the Compensation Committees ensured rigor and evaluated individual performance against qualitative performance criteria	❯	• Greater detail around incentive plan targets and performance evaluation. See sections "Annual Bonuses" and "Disclosure and the Timing of Long-Term Incentive and Equity-Based Compensation."
• Further detail on the Compensation Committees' decisions for the fiscal year	❯	• Additional context and relevant information regarding the Compensation Committees' actions and decisions for the fiscal year included in the Compensation Discussion and Analysis and Carnival plc Directors' Remuneration Report for fiscal 2022. See sections "2022 And 2023 Compensation Overview," "Annual Bonuses," "Recent Equity-based Compensation Program Changes."

The Compensation Committees have implemented our quantitative and performance-based incentive program in both 2022 and 2023 and will continue to consider results from the annual shareholder advisory votes, as well as shareholder input received as part of our ongoing shareholder engagement program, when evaluating the executive compensation programs, policies and disclosure going forward.

2022 AND 2023 COMPENSATION OVERVIEW

Summary of Fiscal 2022 Named Executive Officer Compensation

As described above, the Compensation Committees established an executive compensation structure for 2022 that returns to a substantially quantitative and performance-based program. The following table summarizes key elements of the program which are further detailed in subsequent sections below:

Fiscal 2022 Named Executive Officer Compensation Overview

Pay Element	Form of Payment	Description of Pay Element	Detail
Base Salary	Cash	Provides compensation based on level of responsibility, performance, or other market factors	• Increases reflecting change in role and/or responsibilities
Management Incentive Plan ("MIP") Annual Cash Bonus	Cash	**Performance Metrics and Weighting:** • Adjusted EBITDA at constant currency and fuel (50%) • Average Passenger Occupancy (10%) • Greenhouse Gas Intensity Reduction (10%) • Food Waste Reduction (5%) • Executive Accountabilities (25%) **Additional Detail:** • Program payout ranged from 0 to 200% of the target	• Returned to quantitative performance metrics based entirely on preset objectives reflecting key initiatives for the year
Long-Term Incentive	***PBS (Performance-Based Share Grants)*** 18%	**Performance Metrics:** • Tied to 2022 MIP program performance metrics for 2022 **Additional Detail:** • Three-year vesting period • Payout ranged from 0 to 200% of the target • Vests annually pro-rata in 2024 and 2025	• Implemented quantitative, performance-based criteria in line with shareholder feedback prior to and following the 2022 Annual Meetings
	Management Incentive Plan-tied Equity ("MTE") 13%	**Performance Metrics:** • Tied to 2022 MIP program performance metrics for 2022 **Additional Detail:** • Three-year vesting period • Payout ranged from 0 to 200% of the target • Vests annually pro-rata in 2024 and 2025	• Component included for fiscal 2022
	Earnings Recovery Award ("ERA") • **Former CEO: 50% ERA cash and 50% ERA RSUs** • **Current CEO and Other Named Executive Officers: 100% ERA cash** 69%	**Performance Metric:** • Adjusted EBITDA per available lower berth days ("ALBD") **Additional Detail:** • Payouts can range from 0% to 150% of target • ERA Cash and ERA RSUs cliff vest in 2025 following the end of the performance period based on performance achieved • Incentivizes successful resumption of guest operations	• Component added exclusively for fiscal 2022 to reflect the business initiatives associated with the return to guest cruise operations and the associated opportunity for us to return to profitability • Recognizes extensive management effort required for business recovery throughout this unprecedented, volatile and challenging period. • Incentive to promote long-term retention.

Summary of Fiscal 2023 Named Executive Officer Compensation

Based on the investor feedback we received throughout 2022, the Compensation Committees decided to provide advance disclosure of our compensation program for 2023, which we will fully report on in next year's Compensation Discussion and Analysis and Carnival plc Directors' Remuneration Report.

For fiscal 2023 the Compensation Committees approved an annual and long-term incentive program design that returns our senior leadership team, including each of our Named Executive Officers, to our pre-pandemic compensation structure based on pre-established quantitative measures and that is designed to align with shareholder interests and our long-term success. Our overall 2023 compensation program for our Named Executive Officers will be significantly weighted towards quantitative performance-based programs, with the MIP annual bonus and the PBS grant being fully at-risk. The Compensation Committees strongly believe that this compensation and incentive structure creates the proper level of alignment with our performance and our long-term interests, and that of our shareholders and other stakeholders while balancing the need to drive measured, well-informed, and long-term focused senior leadership decision-making.

- **The 2023 cash bonuses** delivered through our MIP will return to the primary performance measurement of **Adjusted Operating Income** (80%) and the balance will focus on health, environmental, safety, security and sustainability initiatives with specific goals and metrics established and approved by the Compensation Committees at the beginning of this measurement period, as shown in the table below.
- **The 2023 equity-based compensation program** will consist of PBS RSUs weighted at 70% and TBS (Time-based RSUs) weighted at 30%. During our shareholder engagement on compensation throughout 2022, several investors expressed a preference to return to multi-year performance measurement and to decouple the performance criteria between our MIP annual cash bonus plan and the equity-based compensation program. In response to this feedback and in consideration of competitive market practices, we discontinued the use of MTE grants for 2023. The PBS grant is designed to support our return to profitable growth by measuring adjusted EBITDA, adjusted return on invested capital ("ROIC") and carbon intensity reductions for fiscal years 2023, 2024 and 2025. The TBS grants will support our retention objectives by providing for annual vesting over a three-year period subject to continued employment.

Fiscal 2023 Named Executive Officer Compensation Overview

Pay Element	Form of Payment	Performance Period	Description of Pay Element	Detail
Base Salary	**Cash**	One year	Provides compensation based on level of responsibility, performance, or other market factors	• No changes to Named Executive Officer base salaries for 2023

MIP Annual Cash Bonus	**Cash**	One year	**Performance Metrics and Weighting:**
			• Adjusted Operating Income (80%)
			• Compliance, Health, Environment, Safety and Security (20%)
			  • Safe & Compliant ships
			  • Safe and Healthy Passengers & Crew
			  • Protecting the Environment
			Additional Detail:
			• Payout will range from 0 to 200% of target
			• Focuses performance on our critical priority areas
				• Established a new mix of metrics for 2023 based on our primary financial performance measurement and critical ESG-focused initiatives

Long-Term Incentive	***PBS (Performance-Based Share Grants)*** 70%	Three years	**Performance Metrics and Weighting:** • Adjusted EBITDA at constant currency and fuel (65%) • Adjusted ROIC (25%) • Carbon Intensity Reduction (10%) **Additional Detail:** • Subject to a three-year measurement period of fiscal 2023-2025 • Cliff vests in 2026 based on attainment of performance goals following the end of the 3-year performance period with a payout range of 0 to 200% of target	• **NEW FOR 2023** Returned to a structure based on multiple pre-established quantifiable metrics measured over a multi-year period that is designed to align with shareholder interests and our long-term success
	TBS (Time-Based Share Grants) 30%	Three years	• Vests annually on a pro-rata basis over a three-year period • Subject to continued employment • Balances the need to retain our executive team and motivate them to responsibly drive profitable growth	• **NEW FOR 2023** Implemented to further encourage retention and address investor feedback

OVERVIEW OF COMPENSATION POLICIES AND PRACTICES

What We Do	What We Don't Do
✔ Independent Compensation Committees that review and approve all compensation for our Named Executive Officers	✗ No guaranteed or unlimited incentive payouts in our annual bonus plan
✔ Independent compensation consultant	✗ No evergreen provisions in our equity plan
✔ Annual Say-on-Pay vote	✗ No short sales, short-term hedging or margin sales of our securities
✔ Stock ownership guidelines for Directors and executives	✗ No stock option repricing
✔ Compensation Committees assess compensation practices to deter excessive risk-taking	✗ No liberal share recycling of stock options or stock appreciation rights
✔ Pay-for-performance philosophy	✗ No pension plans or supplemental deferred compensation or retirement plans for our Named Executive Officers
✔ Mix of compensation which includes short-term cash and long-term equity-based compensation	✗ No single-trigger change in control equity vesting
✔ Robust clawback policy	✗ No Section 280G gross-up payments in the event of change of control

NAMED EXECUTIVE OFFICER COMPENSATION DESIGN, ELEMENTS AND PAY MIX

The compensation elements for our Named Executive Officers consist of:

- base salary;
- annual bonus;
- equity-based incentive compensation; and
- perquisites.

In determining the amount of any particular compensation element, the Compensation Committees consider the impact of such an element on total compensation (and thus, each element affects the amount paid in respect of other elements of compensation). For example, the Compensation Committees consider the amount of the base salary and annual bonus that may be earned by a Named Executive Officer when making an equity grant.

2022 COMPENSATION RECOMMENDATIONS AND RATIONALE

RISK CONSIDERATIONS

The Compensation Committees evaluate the compensation program for potential risks. The Compensation Committees have concluded that the incentive structure for senior management do not encourage behaviors that would create material adverse risk for Carnival Corporation & plc, and that risks arising from Carnival Corporation & plc's compensation policies and practices for their workforce are not reasonably likely to have a material adverse effect on Carnival Corporation & plc. Please refer to the "Compensation Risk Assessment" section for additional information.

BASE SALARIES

Base salaries are intended to provide a level of fixed compensation that is reflective of each Named Executive Officer's level of responsibility. Base salaries of our Named Executive Officers for fiscal 2022 are reported in the "Summary Compensation Table." The Compensation Committees annually review each Named Executive Officer's performance and may increase the base salary of a Named Executive Officer at their discretion if merited by performance, responsibilities, or other market factors necessary to attract and retain our executives.

For fiscal 2022, no increases to base salaries for our Named Executive Officers were approved, other than the following in connection with changes in roles and/or responsibilities:

- Josh Weinstein's salary was increased to $1,250,000 upon his promotion to President and CEO;
- David Bernstein's salary was increased to $850,000 in connection with expanded responsibilities; and
- William Burke's salary was increased to $700,000 in connection with his appointment as an executive officer and his expanded responsibilities.

ANNUAL BONUSES

Annual cash bonuses for our Named Executive Officers, are determined in accordance with the Carnival Corporation & plc MIP. The MIP is designed to focus the attention of our executives on achieving strong performance results against key business priorities and is a core component of our compensation program that supports our pay for performance philosophy.

For fiscal 2022, no increases to target bonuses for Named Executive Officers were approved, other than the following:

- Josh Weinstein's bonus target was increased to $2,500,000 in connection with his promotion to President and CEO;
- David Bernstein's bonus target was increased to $1,200,000 in connection with his expanded responsibilities;
- William Burke's bonus target was increased to $500,000 in connection with his appointment as an Executive Officer and his expanded responsibilities; and
- Enrique Miguez' bonus target was increased to $350,000 in connection with his expanded responsibilities.

The target opportunities for fiscal 2022 for our Named Executive Officers are shown below. Actual payouts may range from 0% to 200% of the target bonus opportunity based on actual performance.

Name	Base Salary	Target Bonus
Josh Weinstein(1)	$ 983,333	$1,858,767
David Bernstein	$ 850,000	$1,200,000
William Burke	$ 700,000	$ 500,000
Enrique Miguez	$ 500,000	$ 350,000
Michael Thamm	€ 860,250	€1,116,000
Arnold W. Donald	$1,500,000	$3,000,000

(1) Values are prorated to reflect Mr. Weinstein's target pay in connection with his promotion from Chief Operations Officer to President and CEO.

2021 Context

Historically, the MIP structure closely linked financial results to individual and overall company performance. At the beginning of 2021, the global COVID-19 pandemic severely impacted our business and only one of our ships was operating with guests onboard. To optimize business operations and align incentives for senior management in light of the unique set of strategic priorities we had to navigate through during the extraordinary uncertainty caused by COVID-19 the Compensation Committees designed a bespoke bonus program for 2021 which differed from the MIP's historic design. During our shareholder outreach program, several shareholders expressed support for a return to a bonus program that emphasized quantitative performance metrics as our business began to recover and our operating priorities returned to normal.

2022 Actions

The improving operating environment, in combination with our executives' outstanding efforts in navigating the challenging COVID-19 pandemic circumstances, enabled us to turn our strategic focus to returning to profitability in 2022. To drive performance on this priority, and in response to shareholder feedback, the Compensation Committees designed the 2022 performance metrics to follow a structure based on quantifiable, preset financial, operating, environmental sustainability and ethics and compliance goals tied to profitability and sustainable growth, as described in more detail below.

Summary of Annual Bonus Plan Design Evolution for 2022

2021 Bonus Design		2022 Bonus Design
Period of great uncertainty with guest cruise operations severely impacted by COVID-19 pandemic. Impractical to establish a traditional formulaic structure with preset performance objectives due to unpredictable starts and stops to guest operations throughout the year. Emphasis on qualitative goals aligned with key business initiatives with performance determined on a backward-looking basis (no particular weighting): • Liquidity • Return to Service • Compliance and Transparency • ESG Performance		Improved guest cruise operations with strategic focus on returning to profitability. The Compensation Committees adopted performance metrics based entirely on preset objectives emphasizing the following:

Metric	Weight
Adjusted EBITDA	50%
Average Passenger Occupancy	10%
Greenhouse Gas Intensity Reduction	10%
Food Waste Reduction	5%
Executive Accountabilities	25%

2022 Process for Setting Annual Plan Targets

For each of the performance objectives, the Compensation Committees focused on an approach with quantifiable performance criteria and rigorous goals that were considered to be challenging but attainable.

2022 Performance Objectives

The 2022 bonus design includes quantitative performance metrics addressing our key business priorities of liquidity, return to service, ESG performance, and compliance and transparency. Specifically, the Compensation Committees determined the following measures best align with our business strategy:

- Adjusted EBITDA, normalized for the impact of fuel and currency to emphasize focus on return to profitability;
- Average Passenger Occupancy to focus on our return to service;
- Greenhouse Gas Intensity Reductions measuring fiscal 2022 fleet annual CO2e intensity based on ship fuel consumption per ALBD for ships conducting full months guest operations;
- Food Waste Reductions measuring the average food waste weight per person-day for ships conducting guest operations for at least 2 months; and
- Executive Accountabilities, a personalized set of commitments to promote the Culture Essentials and compliance.

Adjusted EBITDA, Average Passenger Occupancy, Greenhouse Gas Intensity Reductions, Food Waste Reductions

The following table is a summary of the uniform performance measures and goals used to determine the level of achievement associated with the financial and ESG performance measures and the associated results. Executive Accountabilities are more fully discussed following this table.

Payout Level	Payout (% of target)	Adjusted EBITDA ($ in millions)	Average Passenger Occupancy (%)	Greenhouse Gas Intensity Reduction (kg/ALBD)	Food Waste Reduction (kg/person-day)
Maximum	200	0	81.0	102.0	0.589
Target	100	(1,400)	70.0	109.2	0.644
Threshold	50	(2,200)	64.0	115.2	0.736
Results:					
FY2022 Actual		$ (913)	75.3	104.3	0.638
Metric Payout %		133.6	144.2	168.0	110.8
Weighting %		50.0	10.0	10.0	5.0
Weighted Payout %		66.8	14.4	16.8	5.5

Executive Accountabilities

In 2022, the Compliance Committees of the Boards of Directors developed the Executive Accountabilities Initiative to incentivize leadership in the following six areas we refer to as our Culture Essentials: Communicate, Speak Up, Listen & Learn, Improve, Respect & Protect, and Empower. While the Culture Essentials are always an important component of senior leadership's responsibilities, given the rapid restart of our guest cruise operations, relaunch of nearly the entire fleet and the return of more than 100,000 crew and shoreside employees over the past 18 months, the Compensation and Compliance Committees determined that promoting our Culture Essentials was a key priority and to drive that, a meaningful portion of management's 2022 compensation needed to reflect the importance of this "mission critical" imperative The Culture Essentials make up the foundation of our ethics and compliance culture and our values and serve as specific behaviors which help us to deliver on our shared aspiration to maintain our commitment to excellence in compliance, environmental protection and the health, safety and well-being of every life we touch.

The Executive Accountabilities ("EA") component of the MIP is weighted at 25% and is comprised of activities to improve across these six Culture Essentials. The pre-established performance goals for each of these categories are customized to each Named Executive Officer reflecting their unique roles and responsibilities. Scoring for each component ranges on a scale from 1 to 5, with 5 being the highest. The total EA payout is equal to the average payout for each category. There is no payout if the score for the metric is below 2. Total EA payout can range from 0% to 200% of the target that is then weighted at 25%.

Performance Scale	Description	Payout Scale (%)
5	Exceeded Expectations	200
4	Above Expectations	125
3	Met Expectations	100
2	Under Expectations	50
Below 2	Below Expectations	0

Below are illustrative key objectives and representative performance criteria for each of the Culture Essentials. The actual performance objectives are unique to each Named Executive Officer based on their role and responsibilities.

Culture Essentials	Key Objectives	Sample Performance Evaluation Criteria (actual criteria varies by individual)
Communicate	Emphasize the significance of achieving compliance, safeguarding the environment, protecting the health, safety and security of our guests and our teams, and strengthening are culture are required for our success	• Number of shipboard visits prioritizing communication on the topic of ethics and compliance and Culture Essentials • Engagements with leadership of operating companies, ship leadership, and senior management to review and reinforce Culture Essentials priorities • Utilization of relevant communication channels (town halls, videos, quarterly communications, leadership team meetings) to communicate Culture Essentials priorities and initiatives • Demonstrate leadership by example and modeling of priority behaviors • Impact of measures implemented to encourage the importance of speaking up across the organization
Speak Up	Encourage team members to speak up. Instill confidence in team members through encouragement, messaging, measurement and follow up actions. Prohibit retaliation	• Demonstrate leadership by example and modeling of priority behaviors • Impact of measures implemented to encourage the importance of speaking up across the organization • Review of harassment and discrimination cases, hotline reports and engagement survey insights to ensure appropriate actions and follow up plans are implemented • Utilization of a clearly articulated and broadly accessible 'open door' policy to foster a transparent and collaborative culture • Measurement of hotline usage trends
Listen & Learn	Engage in audits, investigations, ship visits, and employee surveys to ensure employee perspectives are heard. Develop action plans in response to key findings	• Comprehensive support for, and participation in, key audit and compliance meetings and ensure full cooperation of teams in the preparation, discussion and follow up activities • Engagements with leadership of operating companies, ship leadership, and senior management to understand current challenges and receive feedback • Regular meetings with leadership to share information and suggestions to learn and identify trends for improvement
Improve	Drive performance in safety, environmental protection and compliance. Support and promote diversity, equity and inclusion ("DEI")	• Establishment of a culture focused on improvement, including encouraging employees to proactively identify opportunities • Implementation of key DEI initiatives to help recruit, develop and retain diverse team members (both ship and shore)

Culture Essentials	Key Objectives	Sample Performance Evaluation Criteria (actual criteria varies by individual)
		• ESG and Task Force on Climate-Related Financial Disclosures ("TCFD") training and reporting working across functions to communicate and meet goals/ commitments • Key Performance Indicators tracking improvement across Heath, Environment, Safety and Security categories
Respect & Protect	Take actions to promote, monitor, and incentivize health, environmental, safety and security compliance and support employees and the communities in which we touch and serve	• Incorporation of ESG into strategic and financial reporting process to augment corporate-wide focus and begin tracking and benchmarking • Establishment of, and progress made towards, interim sustainability goals • Incorporation of decarbonization efforts into our planning process
Empower	Support internal teams by providing appropriate resources needed to succeed (training, tools and time)	• Support efforts to ensure adequate resources to ensure continued compliance, value-add of work done, and engaged employees • Focus on monitoring and prioritizing ship operational and compliance needs • Encouragement of employees to feel confident and empowered when requesting additional resources in order to produce excellent work • Holding annual training in ethics and compliance issues

Individual performance targets or ranges pertaining to the Culture Essentials are not disclosed because this information is not otherwise publicly available, and we believe it would cause competitive harm to disclose these details, and would reveal highly confidential and proprietary information about our operations without adding meaningfully to the understanding of our executive compensation arrangements. This is particularly sensitive information given the small number of publicly-traded cruise ship competitors of similar size and scale. The Compensation Committees believe this information is likely to remain commercially sensitive indefinitely. The Compensation Committees also believe that the target levels were reasonable and provided appropriate incentives to our Named Executive Officers.

At the end of fiscal 2022, the Compensation Committees and the Compliance Committees of the Boards of Directors assessed each Named Executive Officer's performance relative to that Named Executive Officer's individual goals across these six categories. The actual payout based on performance achievement are listed in the following table. Key performance achievements for each Named Executive Officers are further highlighted in the section below.

Name	Weight (%)	Average Score (Culture Essentials)	Payout (% of target)
Josh Weinstein	25	3.5	112.5
David Bernstein	25	3.7	117.5
William Burke	25	4.0	125.0
Enrique Miguez	25	3.8	120.0
Michael Thamm	25	3.0	100.0
Arnold W. Donald	25	3.3	107.5

2022 MIP Annual Bonus Performance

The 2022 MIP program design was based on achievement of pre-established and quantitative goals. The formula-based MIP annual bonus results for fiscal 2022 reflected our strong performance driven by the extraordinary efforts of our executive officers and global teams around the world. Throughout fiscal 2022, we successfully returned our fleet to service, significantly increasing occupancy on growing capacity, while driving revenue per passenger cruise day higher than fiscal 2019's record levels. At the same time, we managed down our costs over the course of fiscal 2022 while investing to build future demand. We made significant progress on the historic journey since the pause of guest cruise operations in early 2020—returning 90 ships to service, re-boarding over 100,000 team members and restarting our portfolio of eight private island and port destinations plus our land-based footprint in Alaska and the Yukon. And, most importantly, we delivered unforgettable happiness to nearly 9 million guests by providing them with exceptional cruise vacations. Despite the hectic pace of change, we maintained our ongoing commitment to excellence in compliance, environmental protection and in looking after the safety, health and wellbeing of every life we touch.

Overall performance against the goals for our formula-based MIP for the Named Executive Officers ranged from 128.6% to 134.8%, as shown below. These goals are important indicators of our financial and operational success; however, Mr. Weinstein believed these results did not sufficiently align with the share price performance for our shareholders. Therefore, upon Mr. Weinstein's request, the Compensation Committees reviewed and determined that the final annual bonus payouts as well as the MTE and PBS equity incentive payouts for the Named Executive Officers for fiscal 2022 be reduced to 110% of target. The 110% payout level still recognizes that Named Executive Officer performance exceeded defined targets and expectations. The following table summarizes the results for each MIP performance goal, the overall MIP formula-based performance and the final bonus amounts paid after the reduction was applied:

Name	Adjusted EBITDA (% of Target)	+	Average Passenger Occupancy (% of Target)	+	Greenhouse Gas Intensity Reduction (% of Target)	+	Food Waste Reduction (% of Target)	+	Executive Accountabilities (% of Target)	=	Formula-Based 2022 MIP Results	2022 MIP Results After Reduction	2022 MIP Bonus Paid
	(50% weight)		(10% weight)		(10% weight)		(5% weight)		(25% weight)		(% of Target)	(% of Target)	($)
Josh Weinstein	66.8		14.4		16.8		5.5		28.1		131.7	**110**	**2,044,644**
David Bernstein	66.8		14.4		16.8		5.5		29.4		132.9	**110**	**1,320,000**
William Burke	66.8		14.4		16.8		5.5		31.3		134.8	**110**	**550,000**
Enrique Miguez	66.8		14.4		16.8		5.5		30.0		133.6	**110**	**385,000**
Michael Thamm	66.8		14.4		16.8		5.5		25.0		128.6	**110**	**1,301,256**
Arnold W. Donald	66.8		14.4		16.8		5.5		26.9		130.4	**110**	**3,300,000**

EQUITY-BASED COMPENSATION

Overview

The Compensation Committees grant equity-based compensation to our Named Executive Officers to provide long-term incentives and align management and shareholder interests. The Compensation Committees believe that a substantial portion of compensation should be equity-based. The equity-based compensation program is designed to:

1. recognize scope of responsibilities
2. reward demonstrated performance and leadership
3. motivate future superior performance
4. align the interests of the executive with our shareholders

Our equity-based compensation grants are made pursuant to the Carnival Corporation 2020 Stock Plan or the Carnival plc 2014 Employee Share Plan and are consistent with the Carnival plc Directors' Remuneration Policy, which have been approved by Carnival Corporation & plc's shareholders. Messrs. Weinstein, Bernstein, Burke, Miguez and Donald received equity grants under the Carnival Corporation 2020 Stock Plan. Mr. Thamm received equity grants under the Carnival plc 2014 Employee Share Plan.

Recent Equity-based Compensation Program Changes

2021 Context

In years leading up to and including fiscal 2020, the equity-based compensation program was 100% performance-based for our Named Executive Officers. However, given the continuing impact of the COVID-19 pandemic, the unanticipated pause in our guest cruise operations and uncertainty with respect to the timing and pace of our full return to guest cruise operations, in January 2021 the Compensation Committees acknowledged the significant difficulty in setting meaningful and realistic long-term financial goals in the current business environment and approved TBS grants for fiscal 2021. TBS grants have no performance condition and vest annually on a three-year annual pro-rata basis starting on the first anniversary of the grant date, and were intended to incentivize continued retention during a highly challenging and uncertain time.

2022 Actions

In 2022, having observed an improving business environment, the Compensation Committees elected to return to a performance-based program design for our Named Executive Officers. As a result, in fiscal 2022, the Named Executive Officers received the following performance-based incentive opportunities: MTE, PBS, and ERA, each of which are described below in detail. The Compensation Committees determined that the 2022 MTE and PBS grants would be measured against the performance criteria determined for the MIP, given their strategic importance to us and the ongoing challenges in setting meaningful long-term goals as we continued our return to full guest cruise operations in a volatile operating environment. As described above under "Summary of Fiscal 2023 Named Executive Officer Compensation," for 2023 our equity incentive structure will continue to evolve and performance-based incentives will be evaluated against a set of financial and health, environmental, safety, security and sustainability metrics.

For fiscal 2022, no increases to equity targets for Named Executive Officers were approved, other than the following:

- Josh Weinstein's equity target was increased to $5,000,000 upon his promotion to President, CEO and Chief Climate Officer;
- David Bernstein's equity target was increased to $2,550,000 in connection with his expanded responsibilities;
- William Burke's equity target was increased to $400,000 in connection with his appointment as an executive officer and his expanded responsibilities; and
- Enrique Miguez' equity target was increased to $350,000 in connection with his expanded responsibilities.

In addition, in connection with his appointment to the role of CEO, Mr. Weinstein received a LTPBS grant which will vest subject to ROIC performance criteria, as described below.

In February 2022, the Compensation Committees considered the intense competition for executive talent, the scarcity of specialized talent required to operate a business of our size and complexity in our niche industry, and the need to retain and motivate the executive team members deemed integral to our successful return to profitable growth. Additionally, the Compensation Committees identified that members of our executive leadership team were likely targets for companies in adjacent industries that recovered more rapidly from, or were not negatively affected by, the impacts of COVID-19. In consideration of these factors, the Compensation Committees approved a special one-time ERA incentive to select executive officers and key employees, including all of our Named Executive Officers, to emphasize retention and incentivize return to pre-set profitability levels by the end of the performance period. These incentives are described below under "Fiscal 2022 Annual Incentives."

Disclosure and the Timing of Long-Term Incentive and Equity-Based Compensation

2022 MTE Annual Performance Incentive

In January 2022, the Compensation Committees approved an MTE target value for each of our Named Executive Officers and certain other executives. Each target value was determined after consideration of recommendations received from our CEO (other than in respect of our CEO's own grant which was recommended by our Chair of the Compensation Committees), as well as reviewing the scope of the Named Executive Officers' responsibilities, performance and long-term retention considerations. Following the end of fiscal 2022, the actual 2022 MIP payout percentage was applied to the MTE target values to determine the final MTE grant recommendation values, which may be from zero to 200% of target. As described in more detail in "2022 MIP Annual Bonus Performance" above, upon Mr. Weinstein's request, the Compensation Committees reviewed and determined that the final MIP payout as well as the MTE and PBS grant values be reduced to 110%. The table below shows the final MTE grant values.

In fiscal 2023, the actual MTE value earned will be converted into a number of MTE RSUs based on the grant date closing price of our shares. They will vest pro-rata on February 15, 2024 and 2025. The MTE RSUs do not receive dividends or have voting rights. Each MTE RSU is credited with dividend equivalents equal to the value of cash and stock dividends paid on Carnival Corporation common stock or Carnival plc ordinary shares, if any. The dividend equivalents will be distributed upon the settlement of the MTE RSUs only upon vesting.

Name	2022 MTE Target Value ($)		2022 MIP Payout Percentage (%)		2022 MTE Grant Value ($)
Josh Weinstein[(1)]	1,135,205	x	110	=	1,248,726
David Bernstein	850,000	x	110	=	935,000
William Burke	175,000	x	110	=	192,500
Enrique Miguez	250,000	x	110	=	275,000
Michael Thamm	492,900	x	110	=	542,190
Arnold W. Donald	2,000,000	x	110	=	2,200,000

(1) The 2022 MTE target value reflects Mr. Weinstein's fiscal 2022 pro-rated targets of $299,589 for his time as Chief Operations Officer and $835,616 for his time as President, CEO and Chief Climate Officer , which began on August 1, 2022.

(2) Mr. Thamm's MTE target value was payable in euro. These euro amounts have been converted into U.S. dollars at the average U.S. dollar to euro exchange rate for fiscal 2022 of $1.06:€1.

2022 PBS Annual Performance Incentive

In January 2022, the Compensation Committees approved a PBS target value for each of our Named Executive Officers and certain other executives. Each target value was determined after consideration of recommendations received from our CEO (other than in respect of his own grant which was recommended by our Chair of the Compensation Committees), as well as reviewing the scope of the Named Executive Officer's responsibilities, performance and long-term retention considerations. Following the end of fiscal 2022, the actual 2022 MIP payout percentage was applied to the PBS target values to determine the actual PBS grant recommendation values, which may be from zero to 200% of target. As described in more detail in "2022 MIP Annual Bonus Performance" above, upon Mr. Weinstein's request, the Compensation Committees reviewed and determined that the final MIP payout as well as the MTE and PBS grant values be reduced to 110%. The table below shows the final MTE grant values.

In fiscal 2023, the actual PBS values earned will be converted into a number of PBS RSUs based on the grant date closing price of our shares. They vest pro-rata on February 15, 2024 and February 15, 2025. The PBS RSUs do not receive dividends or have voting rights. Each PBS RSU is credited with dividend equivalents equal to the value of cash and stock dividends paid on Carnival Corporation common stock or Carnival plc ordinary shares, if any. The dividend equivalents will be distributed upon the settlement of the PBS RSUs only upon vesting.

Name	2022 PBS Target Value ($)		2022 MIP Payout Percentage (%)		2022 PBS Grant Value ($)
Josh Weinstein(1)	1,101,918	x	110	=	1,212,110
David Bernstein	1,700,000	x	110	=	1,870,000
William Burke	225,000	x	110	=	247,500
Enrique Miguez	100,000	x	110	=	110,000
Michael Thamm(2)	1,182,960	x	110	=	1,301,256
Arnold W. Donald	3,500,000	x	110	=	3,850,000

(1) The 2022 PBS target value reflects Mr. Weinstein's fiscal 2022 pro-rated targets of $266,301 for his time as Chief Operations Officer and $835,616 for his time as President, and CEO and Chief Climate Officer, which began on August 1, 2022.

(2) Mr. Thamm's MTE target value was payable in euro. These euro amounts have been converted into U.S. dollars at the average U.S. dollar to euro exchange rate for fiscal 2022 of $1.06:€1.

2022 ERA Performance Incentive

In February 2022, the Compensation Committees approved an ERA target value for each of our Named Executive Officers and certain other executives and key employees. For Mr. Donald, who was CEO at the time of the Compensation Committees' decisions and continues to provide services in his capacity as a consultant, half of the target value was approved in the form of a long-term cash incentive ("ERA Cash") and the other half was delivered in the form of a performance-based restricted stock unit grant ("ERA RSU"). The Compensation Committees concluded that, in light of his role as CEO at that time, Mr. Donald's ERA grant should include a restricted stock unit component to increase the linkage between the value of his grant and stock price movement to ensure alignment with shareholders if earnings growth and share price were decoupled. All other Named Executive Officers and ERA recipients were approved to receive ERA Cash. The percentage of the target amount of ERA Cash and ERA RSUs that vest will be based upon the extent to which normalized adjusted EBITDA per ALBD meets or exceeds a predefined performance scale that was established in advance. Payouts can range from 0% to 150% of target, subject to meeting threshold performance. ERA Cash and ERA RSUs cliff vest in February 2025, following the end of the performance period.

Normalized adjusted EBITDA is defined as earnings before interest, taxes, depreciation, and amortization excluding the impact (as compared to 2019) of fuel price, exchange rate fluctuations, and taxes related to fuel, carbon, or other climate related items. ALBD is computed by multiplying passenger capacity (based on double occupancy) by revenue-producing ship operating days in the period.

Performance will be measured at the end of fiscal 2024 and ERA Cash or ERA RSUs shall not vest until the performance results have been certified by the Compensation Committees.

Name	2022 ERA Target Value ($ in millions)	2022 ERA Cash Target Value[1] ($ in millions)	2022 ERA RSU Target Value[2] (Applicable only to Mr. Donald) ($ in millions)
Josh Weinstein	5.0	5.0	N/A
David Bernstein	5.0	5.0	N/A
William Burke	5.0	5.0	N/A
Enrique Miguez	2.0	2.0	N/A
Michael Thamm	5.0	5.0	N/A
Arnold W. Donald	12.0	6.0	6.0[1]

(1) The maximum cash value that may be earned is 150% of the ERA Cash Target Value.

(2) Target value represents 300,601 ERA RSUs based on the grant date closing price of our shares of $19.96. The maximum number of ERA RSUs that may be earned is 450,901.

2022 LTPBS RSU Grant

In August 2022, the Compensation Committees approved an LTPBS RSU grant for Mr. Weinstein in connection with his promotion and appointment as our President, CEO and Chief Climate Officer. The Compensation Committees concluded it was important to establish a compensation framework for Mr. Weinstein that would provide a meaningful equity stake in our company that directly aligns his interests with those of our long-term investors by tying a meaningful portion of the CEO's current compensation and future wealth creation opportunity on our return to profitable growth and sustained long-term value creation for shareholders.

The LTPBS grant provides for 500,000 performance-based RSUs at target and is subject to our financial performance in fiscal 2026 and 2027 to focus Mr. Weinstein on improving returns for shareholders over a longer period. Any earned LTPBS will vest in February 2028 based on the certified performance results. Performance will be calculated on our average adjusted ROIC as measured in fiscal years 2026 and 2027 based on predefined goals established in fiscal 2022. The LTPBS may be earned from zero to 200% of the target number of shares. The LTPBS do not receive dividends or have voting rights. Each LTPBS is credited with dividend equivalents equal to the value of cash and stock dividends paid on Carnival Corporation common stock or Carnival plc ordinary shares, if any. The dividend equivalents will be added on the final number of LTPBS earned and will be distributed upon the settlement of the LTPBS at vesting.

2022 LTPBS Grant	
Form of Payment	**Description of Grant**
LTPBS (Performance-Based RSUs)	**Target Grant value:** 500,000 performance-based RSUs **Performance Criteria:** • Extent to which the average of ROIC for fiscal 2026 and fiscal 2027 meets or exceeds pre-established ROIC goals **Additional Detail:** • Payout will range from 0 to 200% of the target • Vests in February fiscal 2028, subject to achieving threshold or better performance

Disclosure of Prior Years' Grant Results

2020 Annual PBS Grant

The 2020 Annual PBS and Strategic ESG Goals PBS (as defined below) grants made to the Named Executive Officers in February 2020 and August 2020, respectively reached the end of the performance period at the end of fiscal 2022 and will vest on February 6, 2023.

Under the terms of the 2020 Annual PBS grant, shares vested based upon the extent to which annual adjusted Operating Income, as further adjusted for year-over-year fuel price changes and currency exchange rate impacts for each of the three fiscal years in the 2020-2022 performance period ("Program Adjusted Operating Income"), the average of the fiscal 2021 and 2022 ROIC result and ESG reduction goals reached or exceeded specified performance goals. The ESG metrics focus on reductions in CO2e intensity, food waste and single use items for ships operating guest cruises. Under the terms of the grant, the Program Adjusted Operating Income result is weighted 50%, ROIC result is weighted 25% and the ESG metrics results are weighted 25%. The 2020 Annual PBS metrics were as follows:

Goal Level	Annual Program Adjusted Operating Income Growth Goal			Annual Operating Income Goal			Two-Year Average ROIC Goal (%)	Payout for Program Adjusted Operating Income and ROIC Goals (%)
	2020 (% of Goal)	2021 (% of Goal)	2022 (% of Goal)	2020 ($ in billions)	2021 ($ in billions)	2022 ($ in billions)		
Threshold	92.0	102.0	102.0	3.042	(4,786)	(6,149)	8.0	50
Target	100.0	105.0	105.0	3.307	(4,640)	(5,961)	9.0	100
Maximum	104.9	108.0	108.0	3.472	(4,493)	(5,773)	10.0	200

The Corporation Operating Income and ROIC results for the 2020 Annual PBS grant were as follows:

Program Adjusted Operating Income and ROIC Results	2020 Program Adjusted Operating Income	2021 Program Adjusted Operating Income	2022 Program Adjusted Operating Income	Two-Year Average ROIC
Annual Program Adjusted Operating Income ($ in billions)	(4.837)	(6.166)	(3,075)	0.0%
Percent of Target Annual Program Adjusted Operating Income Growth (%)	(146.26)	(126.24)	49.00	
Annual Program Adjusted Operating Income Growth Payout (%)	0.00	0.00	200.00	

The ESG metrics include a focus on reductions in CO2e intensity, food waste and single use items for ships operating guest cruises as follows:

Goal Level	CO2e Intensity (% Reduction)(1)	Food Waste (% Reduction)(2)	Single Use Items (% Reduction)(3)	Payout for Program ESG Metrics(4) (%)
Threshold	4.0	16.0	60.0	50
Target	6.0	30.0	65.0	100
Maximum	8.0	45.0	70.0	200

(1) CO2e intensity reduction is as compared to the 2019 baseline of 246 emissions from ship fuel per ALG-KM.

(2) Food Waste reductions are as compared to the 2019 baseline 0.92 kg per person, per day as determined by the fleet-wide weighing process.

(3) Single use items, excluding medical use, plastic gloves and water bottles, as compared to the 2018 baseline of 4.78 items per person, per day (based on passenger cruise days plus crew payroll days).

(4) All of the performance metrics were designed and approved in February 2020 prior to the COVID-19 pandemic, in contemplation of the full fleet operating guest cruises. The Compensation Committees confirmed that the ESG metrics were to be evaluated for ships operating guest cruises.

The ESG results for the 2020 Annual PBS grant were as follows:

ESG Metric	Reduction Achievement (%)	ESG Metric Payout (%)	Average ESG Payout (%)
CO2e Intensity Reduction (%)	11.0	200.00	171.11%
Food Waste Reduction (%)	32.0	113.33	
Single Use Items Reduction (%)	82.0	200.00	

The fiscal 2020, 2021 and 2022 annual adjusted Program Adjusted Operating Income growth payout percentages were averaged, the two-year average ROIC result was calculated and ESG results were calculated to determine the respective payout percentages that were then weighted to obtain final payout percentages, as follows:

Payout % and TSR Modifier	Unweighted Payout (%)	Weighting (%)	Weighted Payout (%)
Average Annual Program Adjusted Operating Income Payout	66.67	50	33.33
ROIC Payout	0.00	25	0.00
ESG Payout	171.11	25	42.78
Final Payout			76.11

The results reflect the impact of the COVID-19 pandemic on our organization and improvement resulting from our return to service. Based on these performance measures and a 76.11% final payout percentage, the Named Executive Officers will receive the following on or about February 6, 2023:

Name	2020 Annual PBS Target Shares (#)	2020 Annual PBS Earned Shares[(1)] (#)
Josh Weinstein	3,597	2,737
David Bernstein	20,388	15,517
William Burke	5,396	4,106
Enrique Miguez	479	364
Michael Thamm	31,144	23,703
Arnold W. Donald	71,959	54,767

(1) Additional shares will be provided to take into account any dividends paid during the period.

2020 Strategic ESG Goals PBS Grant

In August 2020, a special long-term incentive program was approved for the Named Executive Officers, excluding Mr. Miguez. Half of this incentive was granted in the form of Special Retention RSUs that vested in 2021 and 2022, and half was granted in the form of PBS RSUs measuring performance of three ESG metrics over fiscal 2020-2022 (the "2020 Strategic ESG Goals PBS"). The ESG metrics include a focus on CO2e Intensity reduction, food waste reduction and single use items reductions measured at the end of the performance period for ships operating guest cruises. The 2020 Strategic ESG Goals PBS measures the following:

Goal Level	CO2e Intensity (% Reduction)[(1)]	Food Waste (% Reduction)[(2)]	Single Use Plastics (% Reduction)[(3)]	Payout for Program ESG Metrics[(4)] (%)
Threshold	4.0	16.0	60.0	50
Target	6.0	30.0	65.0	100
Maximum	8.0	45.0	70.0	150

(1) CO2e intensity reduction is as compared to the 2019 baseline of 246 emissions from ship fuel per ALG-KM.

(2) Food Waste reductions are as compared to the 2019 baseline 0.92 kg per person, per day as determined by the fleet-wide weighing process.

(3) Single use items, excluding medical use, plastic gloves and water bottles, as compared to the 2018 baseline of 4.78 items per person, per day (based on passenger cruise days plus crew payroll days).

(4) All of the performance metrics were designed and approved in February 2020 prior to the COVID-19 pandemic, in contemplation of the full fleet operating guest cruises. The Compensation Committees confirmed that the ESG metrics were to be evaluated for ships operating guest cruises.

The results for the 2020 Strategic ESG Goals PBS grant were as follows:

ESG Metric	Reduction Achievement (%)	ESG Metric Payout (%)	Final Payout (%)
CO2e Intensity Reduction (%)	11.00	150.00	135.56
Food Waste Reduction (%)	32.00	106.67	
Single Use Plastics Reduction (%)	82.00	150.00	

Based on these performance measures and a final payout percentage, the Named Executive Officers will receive the following on or about February 6, 2023:

Name	2020 Strategic ESG Goals PBS Target Shares (#)	2020 Strategic ESG Goals PBS Earned Shares[(2)] (#)
Josh Weinstein	31,100	42,159
David Bernstein	46,650	63,238
William Burke	12,800	17,351
Enrique Miguez[(1)]	N/A	N/A
Michael Thamm	64,700	87,707
Arnold W. Donald	150,000	203,340

(1) Mr. Miguez did not receive a 2020 ESG Goals PBS grant.

(2) No dividends were paid between the grant date and the end of the performance period.

2020 Shareholder Equity Alignment ("SEA") Grants

The 2020 SEA grants made to the Named Executive Officers in January 2020 reached the end of the performance period at the end of fiscal 2022. Under the terms of the 2020 SEA grant, shares vest based upon the extent to which our absolute TSR compound annual growth rate over the December 1, 2019 to November 30, 2022 performance period and TSR ranking relative to the 2020 Peer Group for the same period reached or exceeded certain goals. The 90-day average starting price for the 2020 SEA grant was $44.55. As a result of the COVID-19 pandemic's impact on our share price, the ending 90-day average price at November 30, 2022 was $9.09, resulting in no payout for these grants.

Metric	End Price	Growth/Ranking	Payout %
Absolute TSR	$9.09	-41.12%	0.00
Relative TSR		0th percentile	0.00
Final Percentage of Target to Vest		0.00%	0.00

PERQUISITES AND OTHER COMPENSATION

Our Named Executive Officers are provided various perquisites that the Compensation Committees believe are representative of common practices for executives in their respective countries. Some of Messrs. Donald's and Thamm's perquisites and other benefits are, or were, in case of Mr. Donald, provided pursuant to terms of their employment agreements. The Compensation Committees, with the assistance of FW Cook, review perquisites provided to our Named Executive Officers on a periodic basis and take into account each Named Executive Officer's particular circumstances and overall level of compensation, and believe that perquisites provided by Carnival Corporation & plc continue to be an appropriate element of the overall compensation package used to attract and retain such officers.

The Compensation Committees have approved a policy to establish procedures and controls as to the authorized use of aircraft owned, operated or chartered by Carnival Corporation & plc (the "Aircraft"). According to the policy, the Aircraft can only be used for business purposes. Guests may accompany these executives when traveling. Due to security considerations, the Compensation Committees have also agreed to allow our CEO to use the Aircraft for personal use so long as the incremental cost to Carnival Corporation & plc does not exceed $200,000 per year. Once that threshold is reached, the CEO will reimburse us for those costs (subject to applicable regulatory limitations). The Compensation Committees determined that the Aircraft usage policy and levels of usage and costs were consistent with those offered by large multinational companies like Carnival Corporation & plc.

In lieu of participation in the Carnival Corporation Nonqualified Savings Plan under which plans were discontinued in accordance with Section 457A of the U.S. Internal Revenue Code, the Compensation Committees approved a program that provides for payment of additional annual compensation directly to these employees in an amount equal to what would have been deposited on behalf of those employees into that plan, less, as described below, any amount Carnival Corporation contributes to the Carnival Corporation Fun Ship Savings Plan, a 401(k) plan (the "401(k) Plan"). These payments are taxable as ordinary income.

Beginning with the 2010 calendar year, the 401(k) Plan was amended and currently allows Messrs. Weinstein, Donald (through November 30, 2022) Bernstein, Burke and Miguez (as well as all other highly compensated employees) to defer a limited amount of compensation into the 401(k) Plan subject to nondiscrimination testing. In fiscal 2022, Carnival Corporation made matching contributions to the 401(k) Plan under the plan's formula, subject to nondiscrimination testing.

The perquisites received by each Named Executive Officer in fiscal 2022, as well as their incremental cost to Carnival Corporation & plc, are reported in the "Summary Compensation Table" and its accompanying footnotes.

POST-EMPLOYMENT COMPENSATION OBLIGATIONS

Carnival Corporation & plc does not have any change of control agreements that provide cash severance to our Named Executive Officers upon a change of control of Carnival Corporation & plc. Carnival Corporation & plc does not have employment agreements with any of our Named Executive Officers that provide cash severance benefits in connection with the termination of the executive's employment, with the exception of the employment agreement with Mr. Thamm.

Mr. Burke entered into a Confidentiality Agreement and Restrictive Covenant that provides he is entitled to six months base salary as compensation for his confidentiality and further agreement not to engage in competition with us for a period of six months. The Compensation Committees believe that the consideration provided to Mr. Burke under this agreement is reasonable.

Mr. Thamm's employment agreement provides that he is generally entitled to an amount equal to 50% of the total remuneration most recently received by him as compensation for his agreement not to engage in competition with us for a period of 12 months. The Compensation Committees believe that the severance benefits provided to Mr. Thamm under his employment agreement are reasonable and in accordance with market practice in the European Union.

Upon termination of employment for certain circumstances or upon a change of control, our Named Executive Officers may be entitled to retain or receive accelerated vesting of equity grants. Under the terms of the Carnival plc 2014 Employee Share Plan and the Carnival Corporation 2020 Stock Plan, however, the default provision upon a change in control would provide only for a "double trigger" acceleration of equity grants (such that no acceleration would occur unless the participant's employment were subsequently terminated by Carnival Corporation & plc (or its successor) without cause). These benefits are provided under the terms of the plans pursuant to which the equity grants were made, the grant agreement and the employment agreement with Mr. Thamm. However, none of our Named Executive Officers are entitled to receive any tax gross-up payments in respect of their severance benefits or accelerated equity grants. The benefits that our Named Executive Officers may be eligible to receive in connection with the termination of their employment or upon a change of control are described in detail in the "Potential Payments Upon Termination or Change of Control" section.

The Compensation Committees believe that these arrangements are reasonable and encourage an executive to comply with post-termination non-compete and other restrictive covenants and to cooperate with us both before and after their employment is terminated.

PENSIONS AND DEFERRED COMPENSATION PLANS

Carnival Corporation & plc do not operate any defined benefit pension or deferred compensation programs for the Named Executive Officers.

PROCESS FOR MAKING COMPENSATION DETERMINATIONS

Early Fiscal Year

Compensation Approach

- The Compensation Committees determine the compensation policy and approach for the fiscal year
- Our CEO and the Chair of the Boards of Directors recommend key initiatives and goals for Carnival Corporation & plc to the Compensation Committees

Mid-Fiscal Year

Evaluate Program

- The Compensation Committees consult with the leadership team and independent consultants on matters such as compensation planning, staffing levels and retention incentives with the goals of supporting employees and attracting necessary personnel
- The Compensation Committees meet and discuss with our CEO, Chair of the Boards of Directors and the Chief Human Resources Officer

Post-Fiscal Year

Final Board Deliberations

- Our CEO, Chair of the Boards, and the Compensation Committees review the results of progress towards goals and other material items relating to overall Carnival Corporation & plc performance
- Our CEO reviews: (1) annual competitive market analysis provided by the independent consultant (2) individual Named Executive Officer performance (3) performance results of the group of brands or company-wide results and then provides the Compensation Committees with recommended total target compensation levels for each Named Executive Officer, except for his own
- The Compensation Committees determine CEO and Named Executive Officer compensation by evaluating their individual performance against set performance objectives in addition to the overall performance of Carnival Corporation & plc

ADDITIONAL CONTEXT FOR 2022 DECISIONS

In fiscal 2022, the Compensation Committees continued to consult with their independent consultants and executive management on matters such as compensation planning, staffing levels and retention incentives with the goals of supporting employees, attracting necessary personnel and recognizing the extraordinary efforts of management and the workforce in navigating the pause and resumption of guest cruise operations. The Compensation Committees took into consideration business needs and the impact of decisions on employees and shareholders. The Compensation Committees exercised independent judgment when consulting with or receiving advice from management, executive Directors or compensation consultants.

After the fiscal year was completed, our CEO and our Chair of the Boards of Directors reviewed with the Compensation Committees the results of those initiatives, progress towards goals and other material items relating to overall Carnival Corporation & plc performance. Our CEO reviewed the annual competitive market analysis provided by the independent consultant, as well as individual performance of each Named Executive Officer and the results of the group of brands or company-wide results, as appropriate, and provided the Compensation Committees with recommended total target compensation levels for each Named Executive Officer, except for his own. The compensation for our Named Executive Officers was then determined by the Compensation Committees using their discretion to evaluate the individual performance of our Named Executive Officers and the overall performance of Carnival Corporation & plc.

IMPACT OF REGULATORY REQUIREMENTS ON COMPENSATION

In making determinations regarding executive compensation, the Compensation Committees consider relevant issues relating to accounting treatment, tax treatment (both company and individual) and regulatory requirements. The global nature of Carnival Corporation & plc's operations necessarily means that monitoring these technical issues and considering their potential impact on the appropriate design and operation of executive remuneration programs is an increasingly complex exercise. Technical issues are evaluated in light of Carnival Corporation & plc's philosophy and objectives for executive compensation and their corporate governance principles, as described earlier in this Compensation Discussion and Analysis.

INDEPENDENT COMPENSATION CONSULTANTS

The Compensation Committees have engaged Frederic W. Cook & Co., Inc. ("FW Cook") (together with its UK affiliated firm, FIT Remuneration Consultants LLP ("FIT")) to assist in their annual review of our executive and Director compensation programs. The Compensation Committees believe that FW Cook and FIT provided objective advice to the Compensation Committees. FW Cook and FIT provide no other services to Carnival Corporation & plc and have no other connections with Carnival Corporation & plc or individual Directors.

During fiscal 2022, a consultant from FW Cook attended meetings of the Compensation Committees and provided FW Cook's views on proposed actions by the Compensation Committees.

In accordance with the New York Stock Exchange rules relating to compensation consultant independence, the Compensation Committees have determined that FW Cook and FIT and their consultants are independent after taking into consideration the factors set forth in the New York Stock Exchange rules. Pursuant to the foregoing factors, the Compensation Committees have determined that FW Cook's and FIT's work raised no conflicts of interest.

PEER GROUP CHARACTERISTICS

The Compensation Committees perform an annual review of the compensation practices of certain other publicly-listed companies with the assistance of their consultant. This annual market assessment consists of an analysis of executive pay at a group of publicly-listed peer companies.

In April 2019, based on the recommendations of FW Cook, the Compensation Committees approved a peer group listed below (the "Peer Group"), which was used when assessing the fiscal 2022 compensation for our Named Executive Officers. The Peer Group consists of 19 publicly-listed companies from diverse industries that exhibit similar pre-COVID-19 pandemic size and business characteristics with Carnival Corporation & plc, noting also that not all members of the Peer Group were impacted by the COVID-19 pandemic in the same way. At the time the Peer Group was approved, our revenue ranked at the 45th percentile and market capitalization ranked at the 59th percentile of the Peer Group. We operate in a niche industry with a limited number of other publicly traded cruise operators. The Peer Group reflects the market in which we may compete for business, investor capital and/or executive talent and is more closely aligned to our business complexity, breath, scope, median reviews and market capitalization. The Peer Group reflects a balanced group of companies in the consumer discretionary sector, including media, retailing, services and transportation companies. For these reasons, the Compensation Committees continue to believe that this set of companies remains an appropriate reference group in assessing executive compensation. Therefore, the Peer Group was not changed in 2022 and was used in assessing fiscal 2023 compensation for our Named Executive Officers.

PEER GROUP COMPANIES

- American Airlines Group Inc.
- Darden Restaurants, Inc.
- Delta Air Lines, Inc.
- FedEx Corporation
- General Mills, Inc.
- Hilton Worldwide Holdings Inc.
- International Consolidated Airlines Group, S.A.
- Kimberly-Clark Corporation
- Las Vegas Sands Corp.
- Live Nation Entertainment, Inc.
- Marriott International, Inc.
- McDonald's Corporation
- MGM Resorts International
- Mondelēz International, Inc.
- Norwegian Cruise Line Holdings Ltd.
- Royal Caribbean Cruises Ltd.
- Starbucks Corporation
- United Continental Holdings, Inc.
- United Parcel Service, Inc.

COMPETITIVE MARKET (PEER GROUP) COMPARISON

Annually, the Compensation Committees' independent consultant, FW Cook, conducts a competitive market review to assist the Compensation Committees in their assessment of our Named Executive Officers' competitive positioning of total compensation relative to the markets in which Carnival Corporation & plc competes for executive talent. FW Cook conducted a competitive market assessment on behalf of the Compensation Committees for fiscal 2022. The Compensation Committees reviewed our aggregate Named Executive Officer total compensation in comparison to the competitive market, which consists of the Peer Group as well as third-party surveys that reflect a broad database of hundreds of companies. The Compensation Committees were not provided with the identities of the companies in the surveys generally (or of the subsets of companies which had data for relevant comparable positions). As applicable, any utilized survey data was combined with the data for the Peer Group to produce a consolidated aggregated competitive market range for total direct compensation.

These analyses suggest that, in the aggregate, total direct compensation levels for our Named Executive Officers are competitively positioned. The Compensation Committees, as advised by FW Cook, consider total direct compensation to be generally competitive when within a range of 15% above or below the market median. Actual pay positioning can vary based on factors including job responsibilities, experience, impact of role and individual performance.

Consistent with the approach that the Compensation Committees take in reviewing each element of total direct compensation, the Compensation Committees utilize these analyses to assess the extent to which the compensation provided to our Named Executive Officers is generally consistent with that offered by companies with whom Carnival Corporation & plc competes for executive level talent. The Compensation Committees do not use these analyses to peg any particular element of compensation (or total compensation) to any specific targeted Peer Group level.

STOCK OWNERSHIP POLICY

Our Boards of Directors and Compensation Committees believe it is important for Directors and executive officers to build and maintain a long-term ownership position in Carnival Corporation or Carnival plc shares in order to align their financial interests with those of our shareholders and to encourage the creation of long-term value. Our compensation structure provides for a significant percentage of compensation to be equity-based, which places a substantial portion of compensation at risk over a long-term period. Accordingly, our executive officers, including our Named Executive Officers who are currently executive officers, are subject to a stock ownership policy. The policy specifies target ownership levels of Carnival Corporation or Carnival plc shares for each executive expressed in terms of the value of the equity holdings (excluding unvested performance grants) as a multiple of each executive officer's base salary. The target ownership levels are as follows:

Officers	Ownership Target—Multiple of Base Salary		Compliance Period
Chair and/or CEO	● ● ● ● ● ●	6x salary	5 years from appointment or promotion
Vice Chair	● ● ● ●	4x salary	
Other Executive Officers	● ● ●	3x salary	

Other than Mr. Miguez, Mr. Burke and Mr. Weinstein (initially appointed as executive officers in 2021, 2022 and 2022, respectively), all of our executive officers have achieved this Board-mandated requirement. Individuals who are newly designated as executive officers are expected to be in compliance with the stock ownership policy within five years of the date of becoming an executive officer. The stock ownership policy provides that an executive officer will be deemed to be in compliance with the ownership requirements if the decline in the Carnival Corporation or Carnival plc share price results in the executive officer falling below the applicable ownership level, provided that they were in compliance prior to the share price movement and do not sell or transfer ownership of any such shares until after the ownership target has again been achieved, unless otherwise approved by the Boards of Directors.

Carnival Corporation & plc does not make any commitment to any persons covered by the stock ownership policy that they will receive any particular level of equity-based grants. The stock ownership policy provides that executive officers be required to retain at least 50% of the shares received upon release after deducting withholding taxes, until their target ownership is achieved.

HEDGING POLICY

Because we believe it is improper and inappropriate for any Board member or employee to engage in short-term or speculative transactions involving Carnival Corporation & plc securities, our Securities Trading Policy provides that they may not engage in any of the following activities with respect to Carnival Corporation & plc securities at any time:

- purchasing of shares of either Carnival Corporation or Carnival plc on margin;
- short sales; or
- buying or selling puts, calls or other derivatives in respect of Carnival Corporation & plc securities.

Board members and employees may pledge shares, including as part of a margin account, but they are warned that sales of such shares could have securities law implications, including under Section 16 of the U.S. Securities Act, as well as market disclosure and other obligations under the UK Market Abuse Regulation ("MAR").

Although we discourage speculative hedging transactions, employees (other than executive officers) are permitted to engage in long-term hedging transactions that are designed to protect their investment in Carnival Corporation and Carnival plc shares (i.e., the hedge must be for at least one year and relate to shares or options held by the individual). Any such transactions must be pre-cleared by the Legal Department. Because these activities raise issues under the U.S. federal securities laws as well as MAR, any person intending to engage in permitted hedging transactions is strongly urged to consult his or her own legal counsel.

Our Securities Trading Policy provides additional restrictions for Directors and executive officers. They are prohibited from purchasing, selling or writing any exchange-traded call and put options that have Carnival Corporation or Carnival plc shares as the underlying security. In addition, Directors and executive officers may not engage in any hedging transaction on Carnival Corporation or Carnival plc shares that they beneficially own, including, but not limited to, "forward contracts," "collars," "equity swaps" or "straddles."

Report of the Compensation Committees

The Compensation Committees have reviewed the Compensation Discussion and Analysis and discussed it with the management of Carnival Corporation & plc. Based on their review and discussions with management, the Compensation Committees recommended to our Boards of Directors that the Compensation Discussion and Analysis be incorporated by reference into the Carnival Corporation & plc 2022 joint Annual Report on Form 10-K and included in the Carnival Corporation & plc 2023 Proxy Statement. This Report is provided by the following independent Directors, who comprise the Compensation Committees:

THE COMPENSATION COMMITTEE OF CARNIVAL CORPORATION
THE COMPENSATION COMMITTEE OF CARNIVAL PLC


RANDALL WEISENBURGER,
Chair
HELEN DEEBLE
RICHARD J.GLASIER(1)
LAURA WEIL

(1) Mr. Glasier has decided not to seek re-election and will retire from the Boards with effect from the conclusion of the 2023 Annual Meetings of Shareholders.

Compensation Committee Interlocks and Insider Participation

During fiscal 2022, the Compensation Committees were comprised of the four independent Directors listed above. No member of the Compensation Committees is a current, or during fiscal 2022 was a former, officer or employee of Carnival Corporation, Carnival plc or any of their subsidiaries. During fiscal 2022, no member of the Compensation Committees had a relationship that must be described under the SEC rules relating to disclosure of related person transactions. In fiscal 2022, none of our executive officers served on the board of directors or compensation committee of any entity that had one or more of its executive officers serving on the Board or the Compensation Committee of Carnival Corporation or Carnival plc.

Compensation Tables

SUMMARY COMPENSATION TABLE

Although Carnival Corporation and Carnival plc are two separate entities, our business is run by a single senior management team. The following tables, narrative and footnotes discuss the compensation of our CEO, our Chief Financial Officer, our three other most highly compensated executive officers for the year ended November 30, 2022 and one former executive officer for whom disclosure would have been provided pursuant to Item 402 of Regulation S-K but for the fact that he was not serving as an executive officer at the end of fiscal 2022, who are referred to as the Named Executive Officers.

Mr. Thamm's cash compensation was payable in euro. These euro amounts have been converted into U.S. dollars at the average U.S. dollar to euro exchange rate for fiscal 2022 of $1.06:€1. The value for Carnival plc ordinary shares has been converted from sterling into U.S. dollars based on the exchange rate on the date of grant, being $1.36:£1 on January 19, 2022.

Name and Principal Position	Fiscal Year	Salary ($)	Stock Awards[(1)] ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation[(2)] ($)	Total ($)
Josh Weinstein President, CEO and Chief Climate Officer[(3)]	2022	983,333	4,695,000	2,044,644	291,176	8,014,153
David Bernstein Chief Financial Officer and Chief Accounting Officer	2022	850,000	0	1,320,000	418,671	2,588,671
	2021	750,000	2,129,909	2,000,000	77,298	4,957,207
	2020	526,902	3,682,967	0	216,455	4,426,324
William Burke[(3)] Chief Maritime Officer	2022	641,333	0	550,000	93,550	1,284,883
Enrique Miguez General Counsel	2022	500,000	0	385,000	216,484	1,101,484
	2021	437,500	219,991	600,000	106,292	1,363,783
Michael Thamm Group CEO of Costa Group & Carnival Asia	2022	911,865	0	1,301,256	109,045	2,322,166
	2021	1,023,698	2,981,753	2,656,080	190,238	6,851,769
	2020	631,781	4,369,595	0	175,443	5,176,819
Arnold W. Donald Former President, CEO and Chief Climate Officer; former Vice Chair[(4)]	2022	1,500,000	5,999,996	3,300,000	344,439	11,144,435
	2021	1,500,000	7,449,735	6,000,000	114,053	15,063,788
	2020	857,413	12,228,417	0	220,267	13,306,097

(1) No stock option grants were made in fiscal 2020 through 2022. The amounts included in the "Summary Compensation Table" reflect the grant date fair value, assuming no risk of forfeiture, of the grants of Carnival Corporation RSUs and Carnival plc RSUs made to our Named Executive Officers in fiscal 2022, calculated in accordance with ASC 718. The valuation of share-based grants is discussed in Notes 2 and 13 to the financial statements in the Carnival Corporation & plc joint Annual Report on Form 10-K for the year ended November 30, 2022. The amounts reflect the grant date fair value of the ERA RSU grant made to Mr. Donald in February 2022 and the LTPBS grant made to Mr. Weinstein, calculated in accordance with ASC 718. The grant date fair value of the ERA and PBS grants assuming combined maximum performance (200% of target, respectively) is $8,999,994 for Mr. Donald's ERA and $9,390,000 for Mr. Weinstein's LTPBS. For the proceeds received by the Named Executive Officers upon the vesting of RSUs, see the "Stock Vested for Fiscal 2022" table. No stock awards were granted in fiscal 2022 to Messrs. Bernstein, Burke, Miguez and Thamm. For earned value of equity grants to be made to our Named Executive Officers in 2023 as compensation for fiscal 2022 performance, see the "Value of Fiscal 2022 Performance Equity For Our Named Executive Officers To Be Granted in 2023" table. For the proceeds actually received by the Named Executive Officers upon the vesting of RSUs, see the "Stock Vested for Fiscal 2022" table.

(2) See the "All Other Compensation" table for additional information.

(3) Mr. Weinstein and Mr. Burke are Named Executive Officers for the first time in fiscal 2022.

(4) Mr. Donald stepped down as our President, CEO and Chief Climate Officer effective August 1, 2022 and as Vice Chair and member of the Boards of Directors effective November 30, 2022.

VALUE OF FISCAL 2022 PERFORMANCE EQUITY FOR OUR NAMED EXECUTIVE OFFICERS TO BE GRANTED IN 2023

The amounts set forth in the column entitled Stock Awards in the "Summary Compensation Table" do not represent the equity-based compensation granted as compensation for fiscal 2022. As required by SEC rules and as described in Note 1 to the "Summary Compensation Table," the amounts reported in this column only reflect the grants made during fiscal 2022. The amounts reported in this column do not include the values associated with the 2022 MTE and PBS grants to be made in fiscal 2023 that are described in the "Disclosure and the Timing of Long-Term Incentive and Equity-Based Compensation" section of the Compensation Discussion and Analysis. The 2022 MTE and PBS grants to be made to our Named Executive Officers in fiscal 2023 as compensation for fiscal 2022 are as follows:

Name	Fiscal 2022 MTE Value ($)	Fiscal 2022 PBS Value ($)
Josh Weinstein	1,248,726	1,212,110
David Bernstein	935,000	1,870,000
William Burke	192,500	247,500
Enrique Miguez	275,000	110,000
Michael Thamm	542,190	1,301,256
Arnold W. Donald	2,200,000	3,850,000

(1) The amounts reflect the fiscal 2022 target values multiplied by the final payout percentage of 110% approved by the Compensation Committees on January 9, 2023. These values will be presented for approval of fiscal 2022 MTE and PBS RSU grants in fiscal 2023. These values will be converted into a number of MTE and PBS RSUs based on the closing price of our shares on the date the grants are approved. The grants will vest pro-rata annually in 2024 and 2025. The values for Mr. Thamm have been converted from euro into U.S. dollars at the average U.S. dollar to euro exchange rate for fiscal 2022 of $1.06: €1.

ALL OTHER COMPENSATION

Each component of the "All Other Compensation" column in the "Summary Compensation Table" for fiscal 2022 is as follows:

Name	Compensation in lieu of Savings Plan Profit Sharing Contribution	Employer Contributions to Defined Contribution Plan ($)	Accidental Death or Dismemberment Insurance	Private Medical/ Health Insurance Costs and Premiums[(1)] ($)	Automobile Lease or Allowance ($)	Personal Use of Aircrafts and Other Personal Air Travel[(2)] ($)	Driver and Security ($)	Tax Planning and Return Preparation Fees	Other[(3)] ($)	Total ($)
Josh Weinstein	192,500	9,305	136	63,203	15,277	—	—	7,525	3,230	291,176
David Bernstein	330,000	10,675	136	57,020	11,400	—	—	7,000	2,440	418,671
William Burke	30,240	10,675	92	39,125	11,400	—	—	0	2,018	93,550
Enrique Miguez	126,231	10,500	136	63,566	10,800	—	—	3,000	2,251	216,484
Michael Thamm	—	—	14,870	14,688	28,409	—	27,777	9,214	14,087	109,045
Arnold W. Donald	150,000	10,675	89	55,224	24,000	70,338	—	32,110	2,003	344,439

(1) Certain of our Named Executive Officers are eligible to participate in an executive health insurance program, which includes a fully insured plan and a secondary insured plan. Amounts reported represent the cost of the premiums paid on a Named Executive Officer's behalf under these plans plus the additional costs of medical services rendered during the fiscal year. Named Executive Officers participating in this plan generally have until March 31, 2023 to submit their 2022 claims for reimbursement, and as a result, these amounts may increase. The maximum amount that may be reimbursed in any year under the secondary plan is $20,000.

(2) Represents the aggregate incremental cost to Carnival Corporation & plc for travel on the Aircraft not related to company business. The aggregate incremental cost for the use of the Aircraft for personal travel is calculated by multiplying the hourly variable cost rate for the Aircraft used by the hours used. The hourly variable cost rate primarily includes fuel, airport handling and other fees, Aircraft repairs and maintenance, crew expenses and catering. The hourly variable cost rate is recomputed

annually to reflect changes in costs. Fixed costs which do not change based on usage, such as pilots' salaries, Aircraft depreciation and overhead costs, are excluded.

(3) Includes the total amount of other benefits provided, none of which individually exceeded $25,000 or 10% of the total amount of benefits for the designated Named Executive Officer. These other benefits include automobile repair and expenses, life and disability insurance premiums, reimbursement of tax advisor fees and associated gross-up, and personal transportation and spousal meals.

Additional information with respect to Carnival plc's compensation and reimbursement practices during fiscal 2022 for Non-Executive Directors is included in Part II of the Carnival plc Directors' Remuneration Report, which is attached as Annex B to this Proxy Statement.

GRANTS OF PLAN-BASED AWARDS IN FISCAL 2022

Equity grants and non-equity awards made to the Named Executive Officers during fiscal 2022 are as follows:

Name	Grant Type	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1) ($)			All Other Stock Awards: Number of Shares of Stock or Units(2) (#)	Grant Date Fair Value of Stock Awards(3) ($)
			Threshold	Target	Maximum		
Josh Weinstein	Annual Bonus		929,384	1,858,767	3,717,534		
	ERA Cash	2/04/2022	2,500,000	5,000,000	7,500,000		
	LTPBS	8/22/2022				500,000	4,695,000
David Bernstein	Annual Bonus		600,000	1,200,000	2,400,000		
	ERA Cash	2/04/2022	2,500,000	5,000,000	7,500,000		
William Burke	Annual Bonus		250,000	500,000	1,000,000		
	ERA Cash	2/04/2022	2,500,000	5,000,000	7,500,000		
Enrique Miguez	Annual Bonus		175,000	350,000	700,000		
	ERA Cash	2/04/2022	1,000,000	2,000,000	3,000,000		
Michael Thamm	Annual Bonus		591,480	1,182,960	2,365,920		
	ERA Cash	2/04/2022	2,500,000	5,000,000	7,500,000		
Arnold W. Donald	Annual Bonus		1,500,000	3,000,000	6,000,000		
	ERA Cash	2/04/2022	3,000,000	6,000,000	9,000,000		
	ERA RSU	2/4/2022				300,601	5,999,996

(1) Represents the potential value of the payout of the annual bonuses under the Management Incentive Plan for fiscal 2022 performance and ERA performance cash incentive granted in 2022. The annual bonus awards were made under the MIP and the ERA performance incentive was granted under the Carnival Corporation 2020 Stock Plan for all Named Executive Officers other than Mr. Thamm, whose ERA performance incentive was granted under the Carnival plc 2014 Employee Share Plan. The actual amount of a Named Executive Officer's annual bonus paid in fiscal 2023 for fiscal 2022 performance is shown in the "Summary Compensation Table" in the "Non-Equity Incentive Plan Compensation" column. For a more detailed description of the potential payout under each plan, see the description in the "2022 Annual Bonuses" section of the Compensation Discussion and Analysis.

(2) Represents the full grant date fair values of the equity grants made in fiscal 2022, which were determined based on the assumptions set forth in Notes 2 and 13 to the financial statements in the Carnival Corporation & plc joint Annual Report on Form 10-K for the year ended November 30, 2022 (disregarding estimated forfeitures). The full grant date fair value for a grant is the amount that Carnival Corporation & plc will expense in their financial statements over the grant's vesting schedule or until the retirement eligibility date, if such date is earlier than the vesting date, when vesting is not contingent upon future performance. The full grant date fair value may not correspond to the actual value that will be realized. The maximum number of LTPBS units Mr. Weinstein may receive is 1,000,000. The maximum number of ERA units Mr. Donald may receive is 450,901.

NARRATIVE DISCLOSURE TO THE "SUMMARY COMPENSATION TABLE" AND THE "GRANTS OF PLAN-BASED AWARDS IN FISCAL 2022" TABLE

EMPLOYMENT AGREEMENTS

Only one of our Named Executive Officers, Mr. Thamm, has an employment agreement.

Mr. Thamm entered into a new agreement in April 2017 setting forth the contractual and economic terms of his post as the CEO of Costa Group and Carnival Asia. Mr. Thamm's compensation is determined at the discretion of the Compensation Committees.

Mr. Donald's employment agreement is no longer effective following his resignation.

For more detailed information regarding the employment agreements, please refer to the Compensation Discussion and Analysis and the exhibit index to the Carnival Corporation & plc 2022 joint Annual Report on Form 10-K.

ANNUAL BONUS PLANS

Annual bonuses for our Named Executive Officers are determined based on the Management Incentive Plan. For more detailed information regarding this plan, please refer to the Compensation Discussion and Analysis and the exhibit index to the Carnival Corporation & plc 2022 joint Annual Report on Form 10-K.

EQUITY-BASED COMPENSATION

The Compensation Committees made an ERA RSU grant to Mr. Donald in February 2022 and a LTPBS grant to Mr. Weinstein in August 2022.

None of these grants receive dividends or have voting rights. Each grant is credited with dividend equivalents equal to the value of cash and stock dividends, if any, paid on Carnival Corporation common stock or Carnival plc ordinary shares. The dividend equivalents, if any, are settled only when these RSUs are released from restriction.

Please refer to the Compensation Discussion and Analysis for additional detail on these grants. For further information regarding forfeiture and treatment upon termination or change of control, refer to the "Potential Payments Upon Termination or Change of Control" section.

OUTSTANDING EQUITY AWARDS AT FISCAL 2022 YEAR-END

Our Named Executive Officers do not hold options over either Carnival Corporation or Carnival plc shares. Information with respect to outstanding Carnival Corporation restricted shares and RSUs granted by Carnival Corporation & plc to and held by our Named Executive Officers as of November 30, 2022, except for Mr. Thamm whose RSUs are related to Carnival plc ordinary shares, is as follows:

		Stock Awards			
Name		Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Josh Weinstein		38,954[2]	386,813	3,597	27,178[3]
				31,100	418,639[4]
				3,000	0[5]
				500,000	4,965,000[6]
	TOTAL	38,954	386,813	537,697	5,410,817
David Bernstein		68,038[2]	675,617	20,388	154,084[3]
				46,650	627,953[4]
				15,000	0[5]
	TOTAL	68,038	675,617	82,038	782,037
William Burke		18,702[2]	168,318	5,396	36,954[3]
				12,800	156,159[4]
				4,000	0[5]
	TOTAL	18,702	168,318	22,196	193,113
Enrique Miguez		3,853[8]	38,260	479	3,615[3]
		7,028[2]	69,788		
	TOTAL	10,881	108,048	479	3,615
Michael Thamm		111,364[2]	956,617	31,144	203,609[3]
				64,700	753,403[4]
				18,000	0[5]
	TOTAL	111,364		113,844	957,012
Arnold W. Donald		237,973[2]	2,363,072	71,959	543,836[3]
				150,000	2,019,166[4]
				300,601	2,984,968[7]
				50,000	0[5]
	TOTAL	237,973	2,363,072	572,560	5,547,970

(1) Market value of the stock awards is based on the closing price of Carnival Corporation common stock on November 30, 2022 of $9.93, except for the Carnival plc RSUs granted to Mr. Thamm under the Carnival plc 2014 Employee Share Plan, which are based on closing price of Carnival plc ordinary shares on November 30, 2022 of £7.16, which has been converted into $8.59 based on the November 30, 2022 exchange rate of $1.20:£1.

(2) Restrictions lapse on January 19 in each of 2023 and 2024.

(3) Market value reflects the final performance payout of 76.11% of target on the February 2020 Annual PBS grant for which the performance period ended on November 30, 2022. These grants vested based upon the extent to which annual Adjusted Operating Income, as adjusted for fuel price changes and currency exchange rate impacts for each of the three fiscal years in the 2020-2022 performance cycle, ROIC for 2021-2022 and ESG metrics, exceed specified performance goals. Additional shares will be provided to take into account dividend reinvestment during the performance period. Restrictions lapse on February 6, 2023.

(4) Market value reflects the final performance payout of 135.56% of target of the August 2020 Special PBS (“SPBS”) grant for which the performance period ended on November 30, 2022. These grants vested based upon the extent to which certain ESG metrics for the three fiscal years in the 2020-2022 performance cycle exceed specified performance goals. Restrictions lapse on February 6, 2023.

(5) Market value reflects the final performance payout of 0% of target of the January 2020 SEA grant as at November 30, 2022. These grants vest based on attaining certain absolute TSR growth goals and may be modified by TSR rank relative to our 2020 Peer Group at the end of a three-year performance period. The maximum relative TSR modification is 150% of the absolute TSR performance for a combined maximum payout of 4.5 times target. The 2020 SEA grant is also subject to a value cap of 5.5 times the grant date value. Threshold performance was not achieved resulting in no payout.

(6) Market value is based on target performance assuming 100% payout on the August 2022 LTPBS grant as at November 30, 2022. This grant vests zero to 200% of target based upon the extent to which the LTPBS performance measure exceeds specified performance goals.

(7) Market value is based on target performance assuming 100% payout on the February 2022 ERA grant as at November 30, 2022. This grant vests zero to 200% of target based upon the extent to which the ERA performance measures exceeds specified performance goals.

(8) Restrictions lapse on January 17, 2023.

STOCK VESTED FOR FISCAL 2022

None of our Named Executive Officers held options during fiscal 2022. The following table provides information for our Named Executive Officers on the number of shares acquired upon the vesting of RSUs and the value realized, before the payment of any applicable withholding tax and broker commissions.

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting[1] ($)
Josh Weinstein	38,030	730,681
David Bernstein	62,828	1,221,723
William Burke	18,272	358,283
Enrique Miguez	14,642	282,696
Michael Thamm	96,049	1,739,238
Arnold W. Donald	214,001	3,683,889

(1) The fair market value of Carnival Corporation common stock realized on vesting has been determined using the average of the highest and lowest sale prices reported as having occurred on the New York Stock Exchange on the date of vesting. The fair market value of Carnival plc ordinary shares realized on vesting has been determined using the average of the highest and lowest sale prices reported as having occurred on the London Stock Exchange on the date of vesting. The value for Carnival plc ordinary shares has been converted from sterling into U.S. dollars based on the exchange rate on the date of vesting.

PENSION BENEFIT IN FISCAL 2022

None of the Named Executive Officers participate in any defined benefit pension plans sponsored by Carnival Corporation or Carnival plc.

NONQUALIFIED DEFERRED COMPENSATION IN FISCAL 2022

None of the Named Executive Officers participate in any non-qualified deferred compensation plans sponsored by Carnival Corporation or Carnival plc.

Messrs. Weinstein, Donald, Bernstein, Burke and Miguez and other Carnival Corporation employees who are deemed highly compensated employees under IRS regulations are generally eligible to receive a matching contribution under the 401(k) Plan and are paid a profit-sharing contribution as additional cash compensation. The matching contribution is contributed to the 401(k) Plan by Carnival Corporation on behalf of these individuals, whereas the profit-sharing contribution is paid directly to these individuals as a cash bonus. Employees hired after January 1, 2020 are not eligible to participate in profit-sharing.

From January 1, 2021, Carnival Corporation matched 100% of employee deferrals up to 1% of eligible pay plus 50% of employee deferrals that exceed 1% of eligible pay but do not exceed 6% of eligible pay.

“Eligible pay” includes regular pay (before any pre-tax contributions from pay and taxes) and bonus. For matching and profit-sharing contributions, eligible pay does not include amounts in excess of the maximum compensation rate under Internal Revenue Code Section 401(a)(17).

The profit-sharing contributions are based upon eligible pay and years of service according to the following schedule:

Years of Service at December 31, 2021	Award (% of Eligible Pay)
<2	0%
2-5	1%
6-9	2%
10-13	3%
14-16	5%
17-19	7%
20-22	9%
23-25	12%
≥26	15%

As of November 30, 2022, Weinstein, Messrs. Donald, Bernstein, Burke, Miguez had 21, 10, 25, 9, 26 years of service, respectively. No additional years of service are counted for purposes of the profit-sharing contributions after December 31, 2021.

Potential Payments Upon Termination or Change of Control

Each of our Named Executive Officers may be eligible to receive certain payments and benefits in connection with termination of employment under various circumstances. The potential benefits payable to our Named Executive Officers in the event of termination of employment under various scenarios on November 30, 2022 are described below.

In addition to benefits described below, our Named Executive Officers will be eligible to receive any benefits accrued under Carnival Corporation & plc broad-based employee benefit plans, such as distributions under life insurance and disability benefits and accrued vacation pay, in accordance with those plans and policies. These benefits are generally available to all employees.

CASH SEVERANCE BENEFITS

It is the policy of the Compensation Committees for executive officers to have notice periods of not more than 12 months in duration. The Compensation Committees may make an exception to this practice where they believe doing so would be in the best interests of Carnival Corporation and Carnival plc and their shareholders. The Compensation Committees will continue to consider the individual circumstances of each case taking account of best practice in the UK and the U.S. and the expected cost to Carnival Corporation & plc of any termination of an executive's employment arrangements.

Accordingly, Messrs. Weinstein, Bernstein and Miguez have no employment agreements and no entitlement to severance except for possible retention of unvested restricted share grants depending on the circumstances of their separation of employment discussed below.

Mr. Thamm is our only Named Executive Officer with an employment agreement providing cash severance and other benefits. Mr. Thamm is eligible to receive 50% of the total remuneration most recently received by him if his employment is terminated, as consideration for his non-competition and non-solicitation obligations. In addition, Mr. Burke is eligible to receive six months base salary upon separation from employment for any reason other than for cause as consideration for his non-competition and non-solicitation obligations pursuant to a Confidentiality Agreement and Restrictive Covenant.

ESTIMATED CASH AND BENEFITS PAYMENTS UPON TERMINATION OF EMPLOYMENT

The following table quantifies the cash compensation or value of benefits that Messrs. Thamm and Burke would receive upon termination of employment. None of the other Named Executive Officers are eligible to receive cash compensation or benefits upon termination of employment, other than broad-based benefits described above. The amounts shown assume the event that triggered the treatment occurred on November 30, 2022. The table does not include amounts they would be entitled to without regard to the circumstances of termination, such as earned or accrued compensation.

Name	Benefit	Termination without Cause ($)	Voluntary Termination (without Good Reason) ($)	Voluntary Termination (with Good Reason) ($)	Death or Disability ($)	Change of Control ($)
William Burke	Non-Competition Compensation	350,000	350,000	350,000	350,000	350,000
TOTAL		350,000	350,000	350,000	350,000	350,000
Michael Thamm	Non-Competition Compensation[(1)]	3,770,685	1,885,343	1,885,343	1,885,343	1,885,343
TOTAL		3,770,685	1,885,343	1,885,343	1,885,343	1,885,343

(1) These amounts would be payable in euro. Mr. Thamm's potential non-competition compensation has been converted into U.S. dollars using the average U.S. dollar to euro exchange rate for fiscal 2022 of $1.06:€1.

EQUITY-BASED COMPENSATION

Vesting of RSUs upon termination of a Named Executive Officer's employment is dependent upon the reasons his employment is terminated, the terms of the respective equity plan and the associated equity grant agreement. Equity grants made to our Named Executive Officers are subject to the same terms as all other participants generally.

CARNIVAL CORPORATION 2011 STOCK PLAN AND CARNIVAL CORPORATION 2020 STOCK PLAN

All our Named Executive Officers, except Mr. Thamm, have received annual equity grants under both the Carnival Corporation 2011 Stock Plan ("CC 2011") and the Carnival Corporation 2020 Stock Plan ("CC 2020"). Mr. Thamm has received grants under both the CC 2011 and Carnival plc 2014 Employee Share Plan ("Plc 2014"). The following table summarizes the types of equity grants that are issued to our Named Executive Officers under each of CC 2011, CC 2020 and Plc 2014:

Name	LTPBS	PBS	SEA	ERA	SPBS	TBS
Josh Weinstein	CC 2020	CC 2011	CC 2011		CC 2020	CC 2020
David Bernstein		CC 2011	CC 2011		CC 2020	CC 2020
William Burke		CC 2011	CC 2011		CC 2020	CC 2020
Enrique Miguez		CC 2011				CC 2011 CC 2020
Michael Thamm		Plc 2014	CC 2011		Plc 2014	Plc 2014
Arnold W. Donald		CC 2011	CC 2011	CC 2020	CC 2020	CC 2020

The terms of the Carnival Corporation 2011 Stock Plan and Carnival Corporation 2020 Stock Plan and the equity grant agreements applicable to participants generally provide that upon termination for death or disability, all unvested equity grants will immediately vest. The SEA grants will also be retained if employment is terminated without cause. The SPBS grants are forfeited upon termination for any reasons other than after a change of control. If the Named Executive Officers' employment is terminated for any reason, the TBS and ERA grants will be forfeited. For the purposes of the agreement, "cause" is defined as any action or inaction which constitutes fraud, embezzlement, misappropriation, dishonesty, breach of trust, a felony or moral turpitude, as determined by the Boards of Directors.

Upon involuntary termination within 12 months after a change of control, the restricted period on all RSUs immediately expires.

Change of control means the occurrence of any of the following:

- the acquisition by any individual, entity or group of beneficial ownership of 50% or more of either:
  - (A) the then outstanding shares of common stock of Carnival Corporation; or
  - (B) the combined voting power of the then outstanding voting securities of Carnival Corporation and Carnival plc entitled to vote generally in the election of Directors, except that this provision does not apply to affiliated companies or the Arison family;
- the incumbent Directors cease to constitute at least a majority of the Boards of Directors;
- the dissolution or liquidation of Carnival Corporation;
- the sale, transfer or other disposition of all or substantially all of the business or assets of Carnival Corporation; or
- the consummation of a reorganization, recapitalization, merger, consolidation, statutory share exchange or similar form of corporate transaction involving Carnival Corporation that requires the approval of the shareholders, whether for such transaction or the issuance of securities in the transaction.

Upon involuntary termination within 12 months after a change of control, the restricted period on all RSUs immediately expires. All of the equity grants made to participants, including our Named Executive Officers, contain clawback and forfeiture provisions in the event of a violation of confidentiality or non-compete provisions (which restrict them from competing with Carnival Corporation & plc for the remainder of the grant's vesting period) or fraud or conduct contributing to any financial restatements or irregularities.

CARNIVAL PLC 2014 EMPLOYEE SHARE PLAN

Mr. Thamm is the only Named Executive Officer who received grants under the Carnival plc 2014 Employee Share Plan. He received PBS, SPBS and TBS grants under the Carnival plc 2014 Employee Share Plan. Mr. Thamm receives the same treatment under the plans as other participants generally. All grants vest upon termination of employment for death or disability. Upon retirement, the TBS grant will continue to vest according to its terms as if the employment had not been terminated. Retirement is defined as voluntary termination of an employee being at least 60 years of age with 15 years of service or at least 65 years of age with five years of service. Upon involuntary termination within 12 months after a change of control, the restricted period on all RSUs immediately expires.

Change of control is defined to mean the occurrence of any of the following:

- a person (either alone or together with any person acting in concert with him) obtaining control of Carnival plc as a result of a general offer or otherwise for the whole of the share capital of Carnival plc (other than those shares which are already owned by him and/or any person acting in concert with him);
- the acquisition by any individual, entity or group of beneficial ownership of 50% or more of either:
  - (A) the then outstanding shares of Carnival plc, or
  - (B) the combined voting power of the then outstanding voting securities of Carnival plcentitled to vote generally in the election of Directors, except that this provision does not apply to affiliated companies or members of the Arison family;
- the incumbent Directors cease to constitute at least a majority of the Boards of Directors;
- a person becoming bound or entitled to give notice under Sections 428 to 430F of the Companies Act to acquire shares;

- a court directing that a meeting of the holders of shares be convened pursuant to Section 425 of the Companies Act for the purposes of considering a scheme of arrangement of Carnival plc or its amalgamation with any other company or companies and the scheme of arrangement being approved by the shareholders' meeting or sanctioned by the court;
- notice being duly given of a resolution for the voluntary winding-up of Carnival plc;
- the sale, transfer or other disposition of all or substantially all of the business or assets of Carnival plc; or
- the completion of a reorganization, recapitalization, merger, consolidation, share exchange or similar form of corporate transaction involving Carnival plc that requires the approval of the shareholders, whether for such transaction or the issuance of securities in the transaction.

All of the equity grants made to our Named Executive Officers contain confidentiality and non-compete provisions that restrict them from competing with Carnival plc. If they breach either of these provisions, they will forfeit the right to receive all unvested and unreleased equity grants.

POTENTIAL VALUE OF EQUITY GRANTS UPON TERMINATION OF EMPLOYMENT OR CHANGE OF CONTROL

The following table details the value of all outstanding RSU grants that would have become vested, or that could have continued to vest, subject to any non-compete and confidentiality requirement, for termination of employment or upon a change of control as of November 30, 2022. The true value of these equity grants for future vesting periods is subject to market fluctuations occurring over time.

ESTIMATED POTENTIAL VALUE OF EQUITY GRANTS(1)(2)

Name	Termination without Cause ($)	Death or Disability ($)	Retirement ($)	Change of Control(3) ($)
Josh Weinstein	29,790	5,417,321	0	5,726,144
David Bernstein	148,950	1,027,020	0	1,490,255
William Burke	39,720	279,013	0	406,117
Enrique Miguez	—	112,805	—	112,805
Michael Thamm	178,740	1,349,800	0	1,941,295
Arnold W. Donald	496,500	3,574,125	0	5,063,625
TOTAL	893,700	11,760,085	0	14,740,241

(1) The value for RSUs is based on the closing price of Carnival Corporation common stock on November 30, 2022 of $9.93, except for the Carnival plc RSUs held by Mr. Thamm, which is based on the closing price of Carnival plc ordinary shares on November 30, 2021 of £7.16, which has been converted into $8.59 based on the November 30, 2022 exchange rate of $1.20:£1.

(2) The value of the RSUs are reflected using the target number of RSUs granted.

(3) Termination of employment is required to trigger acceleration upon a change of control.

U.S. CEO Pay Ratio

In accordance with SEC rules, we are providing the ratio of the annual total compensation of our CEO to the annual total compensation of our median employee. The 2022 annual total compensation of our CEO as set forth in the Summary Compensation Table is $8,014,153, the 2022 annual total compensation of our median compensated employee is $14,496, and the ratio of these amounts is 553 to 1. Our median compensated employee population consists primarily of ship-based employees who work fewer than twelve months of the year.

Employee	2022 Annual Total Compensation ($)	Pay Ratio
CEO	8,014,153	553:1
Median employee, other than our CEO	14,496	

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our global human resources and payroll systems of record and the methodology described below. Because the SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

To identify our median employee, we used total cash compensation for our estimated employee population of 82,096 as of September 30, 2022. Our workforce includes a large number of ship-based employees who typically work six to eleven months of the year and we did not annualize the pay for our employees when identifying our median. The number of employees relative to the prior year is higher because of an increase in the workforce for both our shore and ship-based employees as part of our continued resumption of guest cruise operations. Also, a larger number of ship-based employees that returned to service at the end of 2021 were able to work for a greater portion of 2022 and more employees returned to service or joined for the first time in 2022. This resulted in higher median compensation for fiscal 2022 and a lower ratio as compared to prior years. Of the employees returning to service in 2022, we again saw a fair number of ship-based employees that returned to service shortly before or during the month of September 2022 for whom the pay actually received in 2022 is lower than what is ordinarily seen in a full year.

We then applied a valid statistical sampling methodology to identify employees who were paid within a 1% range of the median. From these employees, we then identified a representative median employee from this group and calculated that employee's annual total compensation in fiscal 2022 consistent with Item 402(c) of Regulation S-K. This figure includes gratuities directly billed to our guests but excludes any cash gratuities paid directly to the employee by guests. It also excludes room and meals, transportation to and from the ship, and medical care, which are provided to our ship-based employees without charge.

Audit Matters



PROPOSAL 16

Re-Appointment of Auditors of Carnival plc and Ratification of Selection of Auditors of Carnival Corporation



PROPOSAL 17

Authorization to Determine the Remuneration of Independent Auditors of Carnival plc

The Audit Committee of the Board of Directors of Carnival plc has selected the UK firm of PricewaterhouseCoopers LLP as Carnival plc's independent auditors for the year ending November 30, 2023. The Audit Committee of the Board of Directors of Carnival Corporation has selected the U.S. firm of PricewaterhouseCoopers LLP as Carnival Corporation's independent registered public accounting firm for the year ending November 30, 2023. In doing so, the Audit Committees confirm that the selection is free from third party influence and no restrictive contractual clauses have been imposed on them. At this time, we are unable to anticipate if representatives of both the U.S. and UK firms of PricewaterhouseCoopers LLP will be present at the Annual Meetings of Shareholders. If they attend, they will have an opportunity to make a statement if they desire to do so and would be expected to be available to respond to appropriate questions from shareholders.

Proposal 16 would re-appoint the UK firm of PricewaterhouseCoopers LLP as the independent auditors of Carnival plc for the fiscal 2023 audit. It is a requirement of Section 489(2) of the Companies Act that Carnival plc appoint its independent auditors before the end of a general meeting at which its annual accounts and reports are laid (which, in the case of Carnival plc, occurs this year at its Annual General Meeting). Proposal 16 would also ratify the selection of the U.S. firm of PricewaterhouseCoopers LLP as the independent registered public accounting firm of Carnival Corporation.

Although ratification by our shareholders of the appointment of an independent public accounting firm of Carnival Corporation is not legally required, our Boards of Directors believe that such action is desirable. If our shareholders do not approve Proposal 16, the Audit Committees will consider the selection of another accounting firm for 2023 .

In accordance with the UK auditor rotation requirements, PwC will not be eligible to continue as our auditor after the conclusion of their fiscal 2023 audit. As a result, during fiscal 2022, the Audit Committees oversaw a competitive tender process to select a new audit firm for the fiscal 2024 audit. Following a rigorous selection process, the Boards of Directors selected Deloitte & Touche LLP as the independent registered public accounting firm of Carnival Corporation and Deloitte LLP as the independent auditors of Carnival plc for the fiscal 2024 audit, subject to shareholder approval and ratification at the 2024 Annual Meetings of Shareholders. Refer to the Carnival plc Corporate Governance Report (attached as Annex C to this Proxy Statement) for additional information on the audit tender, selection and auditor transition for the 2024 audit.

Under Proposal 17, you are being asked to authorize the Audit Committee of Carnival plc to determine the remuneration of the UK firm of PricewaterhouseCoopers LLP as independent auditors of Carnival plc.



The Boards of Directors unanimously recommend a vote FOR the re-appointment of the UK firm of PricewaterhouseCoopers LLP as Carnival plc's independent auditors for the 2023 fiscal year, the ratification of the selection of PricewaterhouseCoopers LLP as Carnival Corporation's independent registered public accounting firm for the 2023 fiscal year and the authorization of the Audit Committee of Carnival plc to determine the remuneration of the UK firm of PricewaterhouseCoopers LLP.

Report of the Audit Committees

Carnival Corporation and Carnival plc are two separate legal entities and, therefore, each has a separate Board of Directors, each of which in turn has its own Audit Committee. In accordance with their charter, each Audit Committee assists the relevant Board of Directors in carrying out its oversight of:

- the integrity of the relevant financial statements;
- our compliance with legal and regulatory requirements (other than health, environmental, safety and security matters and compliance matters addressed by the Compliance Committees);
- the independent auditors' qualifications and independence;
- the performance of Carnival Corporation & plc's internal audit functions and independent auditors;
- risk management related to financial, information technology (including cybersecurity and data privacy) and non-HESS related operational risks, as well as monitoring changes to and compliance with related legal and regulatory requirements.

Both Audit Committees are subject to the audit committee independence requirements under the corporate governance standards of the New York Stock Exchange and relevant SEC rules, and the Audit Committee of Carnival plc is also subject to the requirements of the UK Corporate Governance Code. The two Audit Committees have identical members and each currently consists of five independent (as defined by the listing standards of the New York Stock Exchange, SEC rules and the UK Corporate Governance Code) Non-Executive Directors. The Carnival Corporation Board of Directors has determined that each member of the Audit Committees is both "independent" and an "audit committee financial expert," as defined by SEC rules and New York Stock Exchange listing standards. In addition, the Carnival plc Board of Directors has determined that each member of the Audit Committees has "recent and relevant financial experience" for purposes of the UK Corporate Governance Code and that the Audit Committees as a whole have competence relevant to the sector in which Carnival Corporation & plc operate.

Management has primary responsibility for Carnival Corporation & plc's financial reporting process, including their system of internal control and risk management, and for the preparation of consolidated financial statements. Carnival Corporation & plc's independent auditor is responsible for performing an independent audit of those financial statements and expressing an opinion on the conformity of those financial statements with U.S. generally accepted accounting principles. The Audit Committees are responsible for monitoring and overseeing the financial reporting process and the preparation of consolidated financial statements and for supervising the relationship between Carnival Corporation & plc and its independent auditor, as well as reviewing the group's systems of internal controls and compliance with the group Code of Business Conduct and Ethics. The Audit Committees have met and held discussions with management of Carnival Corporation & plc and the independent auditor. In this context, management represented to the Audit Committees that Carnival Corporation & plc's consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles and that Carnival plc's financial statements were prepared in accordance with UK-adopted international accounting standards and the company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards, comprising FRS 101 "Reduced Disclosure Framework," and applicable law). Where necessary, amendments are made in the Carnival plc financial statements to take advantage of the exemptions available under FRS 101 Reduced Disclosure Framework.

The Audit Committees:

- reviewed and discussed Carnival Corporation & plc's audited consolidated financial statements for the year ended November 30, 2022 with Carnival Corporation & plc's management and with Carnival Corporation & plc's independent auditor;
- reviewed and discussed Carnival plc's audited consolidated financial statements for the year ended November 30, 2022 with Carnival plc's management and with Carnival plc's independent auditor;
- discussed with Carnival Corporation & plc's independent auditor the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board, the SEC and the UK Financial Reporting Council; and
- received the written disclosures and the letter from Carnival Corporation & plc's independent accountants required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountants' communications with the Audit Committees concerning independence and discussed with Carnival Corporation & plc's independent auditor the independent auditors' independence.

The Audit Committees also considered whether the provision to the relevant entity by the independent auditor of non-audit services was compatible with maintaining the independence of the independent auditor. Based on the reviews and discussions described above, the Audit Committees recommended to the Boards of Directors that the audited consolidated financial statements of Carnival Corporation & plc be included in Carnival Corporation & plc's Annual Report on Form 10-K for the year ended November 30, 2022 for filing with the SEC. In addition, the Audit Committees recommended that the audited Carnival plc financial statements be included in the Carnival plc Annual Report for the year ended November 30, 2022.

THE AUDIT COMMITTEE OF CARNIVAL CORPORATION
THE AUDIT COMMITTEE OF CARNIVAL PLC




LAURA WEIL

Chair
(effective
February 1, 2023)



RICHARD J. GLASIER[(1)]

Chair
(until
January 31, 2023)



JASON GLEN CAHILLY



SARA MATHEW



STUART SUBOTNICK

(1) Mr. Glasier has decided not to seek re-election and will retire from the Boards with effect from the conclusion of the 2023 Annual Meetings of Shareholders.

Independent Registered Public Accounting Firm

AUDIT AND NON-AUDIT FEES

PricewaterhouseCoopers LLP were the auditors of Carnival Corporation & plc during fiscal 2022 and fiscal 2021. Aggregate fees billed by PricewaterhouseCoopers LLP for professional services rendered to Carnival Corporation & plc for the years ended November 30, 2022 and 2021 were as follows (in millions):

	Fiscal Year Ended	
Type of Fee	2022 ($ in millions)	2021 ($ in millions)
Audit fees	6.3	6.0
Audit-related fees	0.1	0.3
Tax fees	0.0	0.0
All other fees	0.0[(1)]	0.0[(1)]
Total	6.4	6.3

(1) Less than $50,000.

- **AUDIT FEES** for 2022 and 2021 were for professional services rendered for the integrated audits of the Carnival Corporation & plc consolidated financial statements and systems of internal control over financial reporting, quarterly reviews of our joint Quarterly Reports on Form 10-Q, the audits of the Carnival plc financial statements, consents, registration statements, statutory audits of various international subsidiaries and the issuance of comfort letters.
- **AUDIT-RELATED FEES** for 2022 were principally for services rendered for the audit of one of our sustainability reports. Audit-related fees for 2021 were principally for audit work related to government grants received.
- **ALL OTHER FEES** for 2022 were principally for services rendered for UK regulatory reporting. All other fees for 2021 were principally for agreed upon procedures related to customs and border protection data.

All of the services described above were approved by the Audit Committees (including pre-approval of services relating to registration statements and issuance of comfort letters up to a cap), and in doing so, the Audit Committees did not rely on the *de minimis* exception set forth in Rule 2-01(c)(7)(i)(C) under Regulation S-X.

POLICY ON AUDIT COMMITTEE PRE-APPROVAL OF AUDIT AND PERMISSIBLE NON-AUDIT SERVICES OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committees have adopted Key Policies and Procedures which address, among other matters, pre-approval of audit and permissible non-audit services provided by the independent registered public accounting firm. The Key Policies and Procedures require that all services to be provided by the independent registered public accounting firm must be approved by the Audit Committees prior to the performance of such services. The Audit Committees consider whether the services requested are consistent with the rules of the SEC and UK Financial Reporting Council on auditor independence.

Other Proposals



PROPOSAL 18

Receipt of Accounts and Reports of Carnival plc

The Directors of Carnival plc are required by the Companies Act to present Carnival plc's financial statements, the UK statutory Directors' Report, the UK statutory Strategic Report and the auditors' report relating to those accounts to the Carnival plc shareholders. Accordingly, the Directors of Carnival plc lay before the Annual Meetings of Shareholders the Carnival plc accounts and the reports of the Directors and auditors for the year ended November 30, 2022, which have been approved by and signed on behalf of Carnival plc's Board of Directors and will be delivered to the Registrar of Companies in the UK following the Annual Meetings of Shareholders. Shareholders are voting to approve receipt of these documents, as UK law does not require shareholder approval of the substance and content of these documents. The UK statutory Directors' Report is attached as Annex A to this Proxy Statement and the UK statutory Strategic Report accompanies the Carnival plc financial statements. The full accounts and reports of Carnival plc will be available for inspection prior to and during the Annual Meetings of Shareholders.



The Boards of Directors unanimously recommend a vote **FOR** the receipt of the accounts and reports of Carnival plc for the year ended November 30, 2022.



PROPOSAL 19

Approval of the Grant of Authority to Allot New Carnival plc Shares



PROPOSAL 20

Approval of the Disapplication of Pre-Emption Rights Applicable to Carnival plc

SUMMARY

Proposal 19 authorizes the Directors of Carnival plc to allot, until the end of the next Annual General Meeting of Carnival plc (or, if earlier, until the close of business on July 20, 2024), a maximum number of Carnival plc ordinary shares (or to grant rights to subscribe for or convert any securities into ordinary shares up to a maximum aggregate amount) without further shareholder approval. Proposal 20 empowers the Directors of Carnival plc to allot (or sell any ordinary shares which Carnival plc elects to hold in treasury) a maximum number of Carnival plc ordinary shares for cash without first offering them to existing shareholders in accordance with the pre-emption rights that would otherwise be applicable. If given, this power will expire at the end of the next Annual General Meeting of Carnival plc (or, if earlier, the close of business on July 20, 2024). The authorizations given at the last Annual General Meeting of Carnival plc are due to expire at the end of this year's Annual General Meeting of Carnival plc. As is the case with many UK companies, these resolutions are proposed each year as the Directors believe occasions may arise from time to time when it would be beneficial for shares to be allotted without further shareholder approval and for shares to be allotted for cash without making a pre-emptive offer. The Carnival plc Directors have no current commitments or plans to allot additional shares of Carnival plc using these authorities.

DISCUSSION

Under Article 30 of the Articles of Association of Carnival plc, the Directors have, for a "prescribed period," unconditional authority to allot ordinary shares in Carnival plc up to an aggregate nominal amount known as the "allotment amount."

The power to implement the authority provided by Article 30 is sought each year by the proposal of an ordinary resolution to establish the prescribed period and the allotment amount. By passing this ordinary resolution, shareholders are authorizing the Board of Carnival plc to issue, during the prescribed period, a maximum number of shares having an aggregate nominal value equal to the allotment amount, without further shareholder approval. In the absence of such approval, the issuance of any additional shares would require shareholder approval.

Under Article 31 of the Articles of Association of Carnival plc, the Directors have, for the same "prescribed period" referred to above, power to allot a small number of ordinary shares for cash without making a pre-emptive offer to existing shareholders, up to an aggregate nominal amount known as the "disapplication amount."

The power to implement the authority provided by Article 31 is sought each year by the proposal of a special resolution to establish the disapplication amount. By passing this special resolution, shareholders are authorizing the Board of Carnival plc to issue, during the prescribed period, an amount of shares having an aggregate nominal value equal to the disapplication amount, for cash without first offering them to existing shareholders of Carnival plc.

The Third Amended and Restated Articles of Incorporation of Carnival Corporation do not contain equivalent provisions and holders of Carnival Corporation common stock do not have pre-emption rights. Accordingly, no action is required in respect of the ability of Carnival Corporation to allot shares or to disapply pre-emption rights.

In common with many UK companies, resolutions to renew the prescribed period and re-establish the allotment amount and the disapplication amount are normally proposed each year as the Directors believe occasions may arise from time to time when it would be beneficial for shares to be allotted and for shares to be allotted for cash without making a pre-emptive offer. This is the purpose of Proposal 19 (an ordinary resolution) and Proposal 20 (a special resolution). As usual, the prescribed period is the period from the passing of the resolutions until the end of the next Annual General Meeting (or, if earlier, until the close of business on July 20, 2024).

Guidelines issued by the Investment Association, whose members are some of the largest institutional investors in UK listed companies, require the allotment amount to be limited to one-third of the issued ordinary share capital (except in the case of a rights issue). By reference to Carnival plc's issued ordinary share capital on January 12, 2023, the maximum allotment amount in paragraph (a) of Proposal 19 is $102,995,305, which is equal to 62,045,365 new Carnival plc ordinary shares, being one-third of the amount of the issued ordinary share capital (excluding treasury shares).

In line with guidance issued by the Investment Association, paragraph (b) of Proposal 19 would give the Directors of Carnival plc authority to allot ordinary shares or grant rights to subscribe for or convert any securities into ordinary shares in connection with a rights issue in favor of ordinary shareholders up to an aggregate nominal amount equal to $205,990,610 (representing 124,090,729 ordinary shares), as reduced by the nominal amount of any shares issued under paragraph (a) of Proposal 19. This amount (before any reduction) represents approximately two-thirds of the issued ordinary share capital (excluding treasury shares) of Carnival plc as at January 12, 2023. However, if they do exercise the authorities given to them if Proposals 19 and 20 are passed, the Directors intend to follow the Investment Association's recommendations concerning their use (including as regards the Directors standing for election or re-election in certain cases).

The Pre-Emption Group, a group comprising representatives of UK listed companies, investment institutions and corporate finance practitioners and formed under the support of the London Stock Exchange, issued a revised Statement of Principles on Disapplying Pre-Emption Rights in November 2022 (the "Statement of Principles") to align with the recommendations made in the UK Secondary Capital Raising Review. The revised Statement of Principles recommends that a resolution to disapply the statutory pre-emption rights provided by UK company law should be limited to an amount of equity securities not exceeding 10% of the nominal value of a company's issued ordinary share capital (with a further authority of no more than 2% to be used only for the purposes of making a follow-on offer to retail investors and existing shareholders). The expected features of such follow-on offers are set out in paragraph 3 of Section 2B of the revised Statement of Principles.

The powers requested under Proposal 20 reflect the revised Statement of Principles. Proposal 20, if approved, will give the Directors of Carnival plc authority to allot Carnival plc shares and to sell treasury shares for cash otherwise than to existing shareholders in proportion to their holdings (i) up to a maximum nominal value of $30,898,591, representing 10% of Carnival plc's issued ordinary share capital (excluding treasury shares) on January 12, 2023 and (ii) up to a further 2% to be used for follow-on offers of a kind contemplated by paragraph 3 of Section 2B of the revised Statement of Principles. This is equal to 22,336,331 new Carnival plc ordinary shares. The Directors of Carnival plc will have due regard to the revised Statement of Principles in relation to any exercise of this power.

In summary, if Proposals 19 and 20 were passed, the extent of the authority of the Directors to allot new Carnival plc ordinary shares for cash (other than pursuant to an employee share scheme) on terms which would be dilutive to the existing shareholdings of Carnival plc shareholders, without shareholder approval, would be limited to 22,336,331 new Carnival plc ordinary shares. The Directors have no current commitments or plans to allot additional shares of Carnival plc under these authorities. Furthermore, the adoption of Proposals 19 and 20 would have no material effect on the ability of Carnival plc to undertake or defend against a takeover attempt.

We have a program that allows us to obtain an economic benefit when Carnival Corporation common stock is trading at a premium to the price of Carnival plc ordinary shares (the "Stock Swap Program"). In the event Carnival Corporation common stock trades at a premium to Carnival plc ordinary shares, we may elect to sell shares of Carnival Corporation common stock, at prevailing market prices in ordinary brokers' transactions and repurchase an equivalent number of Carnival plc ordinary shares in the UK market. In the future, we may also re-introduce a program that allows us to obtain an economic benefit when Carnival plc ordinary shares are trading at a premium to Carnival Corporation common shares.

Any realized economic benefit under the Stock Swap Program is used for general corporate purposes.

In June 2021 the Boards of Directors have authorized us to sell up to $500 million of Carnival Corporation common stock in the U.S. market and repurchase up to $500 million of Carnival plc ordinary shares in the UK market as part of the Stock Swap Program.

As of January 12, 2023, 31,235,457 Carnival plc ordinary shares are held by Carnival plc in treasury.



The Boards of Directors unanimously recommend a vote FOR the approval of limits on the authority to allot Carnival plc shares and the disapplication of pre-emption rights for Carnival plc.



PROPOSAL 21

Approval of a General Authority to Buy Back Carnival plc Ordinary Shares

Shareholder approval is not required for us to buy back shares of Carnival Corporation, but is required under the Companies Act for us to buy back shares of Carnival plc. Accordingly, last year Carnival Corporation and Carnival plc sought and obtained shareholder approval to effect market purchases of up to 18,500,792 ordinary shares of Carnival plc (being approximately 10% of Carnival plc's ordinary shares in issue (excluding treasury shares)). That approval expires on the earlier of:

(i) the conclusion of Carnival plc's 2023 Annual General Meeting; or

(ii) October 7, 2023.

Shareholder approval to effect market purchases (within the meaning of Section 693(4) of the Companies Act), once the current authorization expires, of up to 18,613,610 ordinary shares of Carnival plc (being 10% of Carnival plc's ordinary shares in issue as of January 12, 2023 (excluding treasury shares)) is being sought at this year's Annual Meetings of Shareholders. Since last year's Annual Meetings of Shareholders and through January 12, 2023, no Carnival plc ordinary shares have been purchased under that authority and 8,930,004 Carnival plc ordinary shares were purchased under the Stock Swap Program. Carnival Corporation & plc will treat any such purchases made by Carnival Corporation or Carnival Investments Limited under the Stock Swap Programs as if they were made by Carnival plc under the Carnival plc share buyback authority.

The Boards of Directors confirm that the authority to purchase Carnival plc's shares under the Stock Swap Program will only be exercised after careful consideration of prevailing market conditions and the position of Carnival plc. In particular, the program will only proceed if we believe that it is in the best interests of Carnival Corporation, Carnival plc and their shareholders generally. The Boards of Directors are making no recommendation as to whether shareholders should sell any shares in Carnival plc and/or Carnival Corporation.

If the Boards of Directors exercise the authority conferred by Proposal 21, we would have the option of holding the shares in treasury, or cancelling them. Shares held in treasury can be re-sold for cash, used for employee share plans or later cancelled. The Boards of Directors think it prudent to maintain discretion as to dealing with the purchased shares. The Boards of Directors will assess at the time of any and each actual purchase whether to hold the shares in treasury or cancel them, provided it is permitted to do so. As of January 12, 2023, 31,235,457 Carnival plc ordinary shares are held by Carnival plc in treasury.

The Boards of Directors consider that any buyback of Carnival plc ordinary shares may include the purchase of its American Depositary Shares ("ADSs"), each representing one Carnival plc ordinary share, with a subsequent cancellation of the underlying ADSs. If the underlying ADSs are so cancelled, Carnival plc will either cancel or hold in treasury the ordinary share represented by such ADSs. The Boards of Directors will assess at the time of any and each actual cancellation whether to hold the ordinary shares represented by such cancelled ADSs in treasury or cancel them, provided it is permitted to do so.

The minimum price (exclusive of expenses) which may be paid for each Carnival plc ordinary share is $1.66, and the maximum price which may be paid is an amount (exclusive of expenses) equal to the higher of:

- 105% of the average middle market quotations for an ordinary share of Carnival plc, as derived from the London Stock Exchange Daily Official List, for the five business days immediately preceding the day on which such ordinary share is contracted to be purchased; and

- the higher of the price of the last independent trade and the highest current independent bid on the London Stock Exchange at the time the purchase is carried out.

As of January 12, 2023, there are no options outstanding to subscribe for Carnival plc ordinary shares and Carnival plc has issued 1,258,013 RSUs, which represent in the aggregate 0.7% of Carnival plc's issued share capital (excluding treasury shares). If the existing authority and the authority sought under Proposal 21 were exercised in full and those ordinary shares of Carnival plc were purchased by Carnival plc and cancelled, these RSUs would represent in the aggregate 0.8% of Carnival plc's issued share capital (excluding treasury shares).

The authority to purchase Carnival plc ordinary shares will expire at the conclusion of the Carnival plc Annual General Meeting in 2024 or on July 20, 2024, whichever is earlier (except in relation to any purchases of shares the contract for which was entered before the expiry of such authority).



The Boards of Directors unanimously recommend a vote FOR the approval of a general authority to buy back Carnival plc ordinary shares.



PROPOSAL 22

Approval of the Amendment of the Carnival Corporation 2020 Stock Plan

In order to ensure that Carnival Corporation & plc may continue to issue equity-based grants with respect to Carnival Corporation common stock to its management and Directors, the Boards of Directors have adopted an amendment of the Carnival Corporation 2020 Stock Plan (the "Amendment"), which is attached as Annex D to this Proxy Statement, subject to shareholder approval at the Annual Meetings of Shareholders.

Why We are Requesting Approval of the Amendment

In January 2020, our Boards of Directors adopted the Carnival Corporation 2020 Stock Plan, which was approved by shareholders in April 2020. Upon shareholder approval of the Carnival Corporation 2020 Stock Plan, we ceased making equity grants under the Carnival Corporation 2011 Stock Plan, which was adopted by shareholders in April 2011. On January 19, 2021, the Boards of Directors approved the Amendment to increase the number of shares of Carnival Corporation available for grants under the Carnival Corporation 2020 Stock Plan by 10,000,000 shares, which amendment was approved by the shareholders at the April 2021 Annual Meetings of the Shareholders.

On January 19, 2023, the Boards of Directors approved the Amendment, subject to the approval by shareholders at the 2023 Annual Meetings of Shareholders, to increase the number of shares of Carnival Corporation available for grants under the Carnival Corporation 2020 Stock Plan by 21,650,000 shares.

The following highlights and summary of the material features of the Carnival Corporation 2020 Stock Plan are qualified in their entirety by reference to the complete text of the Carnival Corporation 2020 Stock Plan, which was attached as Annex D to the 2020 Notice of Annual Meetings and Proxy Statement and the Amendment attached as Annex D hereto. The Carnival Corporation 2020 Stock Plan, as amended in 2021 and as proposed to be amended by the Amendment, is referred to as the "Amended 2020 Plan."

Carnival Corporation and Carnival plc operate a DLC arrangement. Each company's shares are publicly traded on the New York Stock Exchange for Carnival Corporation and the London Stock Exchange for Carnival plc. In April 2014, shareholders approved the Carnival plc 2014 Employee Share Plan. Proposed amendments to the Carnival Corporation 2020 Stock Plan will have no impact on the Carnival plc 2014 Employee Share Plan.

Highlights

What is the Amended 2020 Plan?	• The Amended 2020 Plan is the primary vehicle used to issue equity-based grants with respect to Carnival Corporation common stock to the majority of our eligible employees worldwide and our Directors. • Carnival plc 2014 Employee Share Plan is separate and apart from the Carnival Corporation 2020 Stock Plan. No changes to the Carnival plc 2014 Employee Share Plan are being requested. We will continue to grant limited equity-based awards out of the Carnival plc 2014 Employee Share Plan to certain eligible employees of Carnival plc and its subsidiaries. Most of the Carnival plc 2014 Employee Share Plan participants are non-U.S. based employees.
Who participates in the Carnival Corporation 2020 Stock Plan?	• The Carnival Corporation 2020 Stock Plan is not limited to executives. It is a broad-based plan with over 2,000 eligible employees, located in the U.S. and abroad. • Incentive compensation delivered through the Carnival Corporation 2020 Stock Plan is an essential tool used by the Compensation Committees to drive our pay-for-performance philosophy. • These incentives influence our ability to attract, retain, reward and motivate our employees. They also drive the alignment between our employees' interests and those of our shareholders.
How many shares remain in the reserve in the Carnival Corporation 2020 Stock Plan?	• At the time of approval of the first amendment to Carnival Corporation 2020 Stock Plan by our Boards in January 2021, 10,000,000 shares were proposed for shareholder approval, which was granted in April 2021. At that time, we expected that the number of shares would be sufficient to last over four years based on our historical share usage and other information, such as our stock price. • We could not anticipate the continued material negative impact that the global COVID-19 pandemic would have on our operations, financial results and liquidity well into fiscal 2021 and the ongoing impact that global economic events would have on our share price. • Equity grants are approved as values that are converted to units based on then current share price. Continued share price volatility has an impact on the number of shares needed to make annual grants to our employees. • As of November 30, 2022, there are 12,363,312 shares that remain available for future grants under the Carnival Corporation 2020 Stock Plan.
How many shares are being requested to be added to the Carnival Corporation 2020 Stock Plan?	• We are seeking shareholder approval for an additional 21,650,000 shares, which increase represents approximately 1.94% of Carnival Corporation's outstanding common stock as of November 30, 2022. • We estimate this will allow us to continue to make responsible and market competitive equity-based grants over the next four years. • The estimated reserve life is based on a number of factors that are subject to change. We cannot make assurances that our estimates may not change because of the extended impact of COVID-19, economic impacts, market price volatility or other factors beyond management's control, and as a consequence, our ability to be predictive is uncertain. • We have a history of responsible share usage. We thoughtfully manage share dilution and closely monitor our annual run rate and overhang to ensure we only make an appropriate number of equity-based grants we believe are necessary to attract, reward, motivate and retain employees and Non-Executive Directors.

What other material changes are being proposed?	• Other than the authorization of an additional 21,650,000 shares, there are no other changes being proposed to the Carnival Corporation 2020 Stock Plan.
What key features are being retained in the Amended 2020 Plan?	• The Amended 2020 Plan will continue to retain key governance features and market best practices that serve to protect shareholder interests, such as: ◦ No Evergreen Provision. There is no automatic increase in the shares available for grant in the Amended 2020 Plan. ◦ No Stock Option Repricing. The Amended 2020 Plan prohibits stock option repricing, and the cash buyout of underwater stock options, in the absence of shareholder approval, except in connection with certain corporate transactions involving Carnival Corporation &plc. ◦ No liberal share recycling of stock options or stock appreciation rights. ◦ No Excise Tax Gross-Up. The Amended 2020 Plan does not provide for any tax gross-ups. ◦ No Single-Trigger Equity Vesting. The Amended 2020 Plan does not provide for an automatic vesting of equity grants upon a change in control. ◦ Clawback. The Amended 2020 Plan provides that participants may be required to surrender shares received, and/or repay any profits or any economic value made or realized by the participant if the participant violates certain agreements or engages in detrimental activity as defined under Amended 2020 Plan.
What happens if shareholders do not approve the Amendment?	• If shareholders do not approve the Amendment, we will continue to make equity-based grants from the Carnival Corporation 2020 Stock Plan as it is critical to our compensation philosophy and to incentivize the achievement of our strategic business objectives. • In the event there are insufficient shares available remaining under the Carnival Corporation 2020 Stock Plan to provide equity-based compensation, we may be required to consider using alternative forms of compensation such as cash. The use of cash in place of compensation that would typically be delivered in the form of equity-based grants could have an adverse impact on our recruitment and retention efforts.

The Boards of Directors recommend a vote for the approval of the Amendment because they believe the plan is in the best interests of Carnival Corporation & plc and their shareholders.

Securities Authorized for Issuance under Equity Compensation Plans

Set forth below is a table that summarizes compensation plans, including individual compensation arrangements under which Carnival Corporation equity securities are authorized for issuance as of November 30, 2022.

Plan Category	Number of securities to be issued upon exercise of warrants and rights (in millions) (a)	Weighted-average exercise price of outstanding warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (in millions)
Equity compensation plans approved by security holders	4.9[(1)]	0	13.7[(2)]
Equity compensation plans not approved by security holders	0	N/A	N/A
	4.9	0	13.7

(1) Represents 4.9 million of restricted share units outstanding under the Carnival Corporation 2011 Stock Plan and 2020 Stock Plan.

(2) Includes Carnival Corporation common stock available for issuance as of November 30, 2022 as follows: 1.3 million under the Carnival Corporation Employee Stock Purchase Plan, which includes 255,546 shares subject to purchase during the current purchase period and the shares noted in footnote (1) above and 12.4 million under the Carnival Corporation 2020 Stock Plan.

Summary of the Features of the Amended 2020 Plan

Administration. Our Compensation Committees will administer the Amended 2020 Plan. The Compensation Committees will have the authority to determine the terms and conditions of any agreements evidencing any grants made under the Amended 2020 Plan and to adopt, alter and repeal rules, guidelines and practices relating to the Amended 2020 Plan. The Compensation Committees will have full discretion to administer and interpret Amended the 2020 Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable and to determine, among other things, the time or times at which the grants may be exercised and whether and under what circumstances a grant may be exercised.

Eligibility. Any employees, Directors, officers or consultants (and prospective employees, Directors, officers or consultants) of Carnival Corporation & plc or of its subsidiaries or their respective affiliates will be eligible for grants under the Amended 2020 Plan. The Compensation Committees have the sole and complete authority to determine who will be issued an equity grant under the Amended 2020 Plan. As of November 30, 2022, approximately 2,000 employees and eleven Non-Executive Directors were eligible to participate in the Amended 2020 Plan.

Number of shares authorized. The Amended 2020 Plan provides for an aggregate of 46,650,000 shares of Carnival Corporation common stock to be available for grants under the Amended 2020 Plan and the Sub Plans. No more than 1,000,000 shares of Carnival Corporation common stock may be issued to any participant during any single year with respect to incentive stock options under the Amended 2020 Plan. No participant may be issued grants of options and SARs with respect to more than 3,000,000 shares of Carnival Corporation common stock in any one year. No more than 1,000,000 shares of Carnival Corporation common stock may be delivered under the Amended 2020 Plan to any participant in respect of each performance year in a performance compensation grant. Shares of Carnival Corporation common stock subject to grants are generally unavailable for future grant. If there is any change in our corporate capitalization, the Compensation Committees in their sole discretion may make substitutions or adjustments to the number of shares reserved for issuance under the Amended 2020 Plan, the number of shares covered by grants then outstanding under the Carnival Corporation 2020 Stock Plan, the limitations on grants under the Amended 2020 Plan, the exercise price of outstanding options and such other equitable substitution or adjustments as it may determine appropriate.

Change in capitalization. If there is a change in Carnival Corporation & plc's corporate capitalization in the event of a stock or extraordinary cash dividend, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split up, split-off, spin-off, consolidation or other relevant change in capitalization or applicable law or circumstances, including an unpairing of Carnival Corporation and Carnival plc (that is, an unpairing of the share of common stock from the trust share of beneficial interest in the P&O Princess Special Voting Trust that is currently paired with a share of Carnival Corporation common stock), such that the Compensation Committees determine that an adjustment is necessary or appropriate, then the Compensation Committees can make adjustments in a manner that they deem equitable, including, without limitation,

- adjusting the number of shares or other securities of Carnival Corporation (or number and kind of other securities or other property) which may be delivered in respect of grants or with respect to which grants may be made under the Amended 2020 Plan, or the terms of any outstanding grant (including the number of shares or other securities of Carnival Corporation (or number and kind of other securities or other property) subject to outstanding grants or to which outstanding grants relate, the exercise price with respect to any grant or any applicable performance measures;
- providing for a substitution or assumption of grants (or grants of an acquiring company), accelerating the exercisability of, lapse of restrictions on, or termination of, grants or providing for a period of time (which shall not be required to be more than ten (10) days) for participants to exercise outstanding grants prior to the occurrence of such event (and any such grant not so exercised shall terminate upon the occurrence of such event); and
- cancelling any one or more outstanding grants and causing to be paid to the holders thereof, in cash, shares, other securities or other property, or any combination thereof, the value of such grants, if any, as determined by the Compensation Committees (which if applicable may be based upon the price per share received or to be received by other shareholders of Carnival Corporation in such event), including without limitation, in the case of an outstanding option or SAR, a cash payment in an amount equal to the excess, if any, of the fair market value (as of a date specified by the Compensation Committees) of the shares subject to such option or SAR over the aggregate exercise price of such option or SAR, respectively (it being understood that, in such event, any option or SAR having a per share exercise price equal to, or in excess of, the fair market value of a share subject thereto may be canceled and terminated without any payment or consideration therefor).

Grants available for issuance. The Compensation Committees may issue grants of non-qualified stock options, incentive (qualified) stock options, SARs, restricted stock grants, restricted stock units, stock bonus grants, performance compensation grants (including cash bonus grants) or any combination of the foregoing. Grants may be made under the Amended 2020 Plan in assumption of, or in substitution for, outstanding grants previously made by an entity acquired by Carnival Corporation & plc or with which Carnival Corporation & plc combines ("Substitute Grants").

Stock options. The Compensation Committees will be authorized to grant options to purchase shares of Carnival Corporation common stock that are either "qualified," meaning they are intended to satisfy the requirements of Section 422 of the Code for incentive stock options, or "non-qualified," meaning they are not intended to satisfy the requirements of Section 422 of the Code. All options granted under the Amended 2020 Plan shall be non-qualified unless the applicable grant agreement expressly states that the option is intended to be an "incentive stock option." Options granted under the Amended 2020 Plan will be subject to the terms and conditions established by the Compensation Committees. Under the terms of the Amended 2020 Plan, the exercise price of the options will not be less than the fair market value of Carnival Corporation common stock at the time of grant (except with respect to Substitute Grants). Options granted under the Amended 2020 Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Compensation Committees and specified in the applicable grant agreement. The maximum term of an option granted under the Amended 2020 Plan will be ten years from the date of grant (or five years in the case of a qualified option granted to a 10% shareholder); provided, that, if the term of a non-qualified option would expire at a time when trading in the shares of Carnival Corporation common stock is prohibited by Carnival Corporation & plc's insider trading policy, the option's term shall be automatically extended until the 30th day following the expiration of such prohibition. Payment in respect of the exercise of an option may be made in cash, by check, by cash equivalent and/or shares of Carnival Corporation common stock valued at the fair market value at the time the option is exercised (provided that such shares are not subject to any pledge or other security interest) or by such other method as the Compensation Committees may permit in their sole discretion, including:

- by withholding or surrender of the minimum number of shares of Carnival Corporation common stock otherwise deliverable in respect of an option that are needed to pay the exercise price and all applicable required withholding taxes; if there is a public market for the shares of Carnival Corporation common stock at such time, by means of a broker-assisted cashless exercise mechanism; or
- by means of a "net exercise" procedure effected by withholding the minimum number of shares otherwise deliverable in respect of an option that are needed to pay the exercise price and all applicable required withholding taxes.

Stock appreciation rights ("SARs"). The Compensation Committees will be authorized to grant SARs under the Amended 2020 Plan. SARs will be subject to the terms and conditions established by the Compensation Committees. A SAR is a contractual right that allows a participant to receive, either in the form of cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. An option granted under the Amended 2020 Plan may include SARs and SARs may also be granted to a participant independent of the grant of an option. SARs granted in connection with an option shall be subject to terms similar to the option corresponding to such SARs. Except as otherwise provided by the Compensation Committees (in the case of Substitute Grants or SARs granted in tandem with previously granted options), the strike price per share of Carnival Corporation common stock for each SAR shall not be less than 100% of the fair market value of such share, determined as of the date of grant. The remaining terms of the SARs shall be subject to terms established by the Compensation Committees and reflected in the grant agreement.

Effect of termination of employment or service on options and SARs. Unless otherwise provided by the Compensation Committees, in the event:

- the participant's employment or service with Carnival Corporation & plc is terminated without "cause" or by the participant for any reason other than "retirement," each option and SAR to the extent then vested shall remain exercisable for up to three months after the date of such termination; provided, however, that any such participant who is subsequently rehired or reengaged by Carnival Corporation & plc within three months following such termination and prior to the expiration of the option or SAR shall not be considered to have undergone a termination;
- the participant's employment or service with Carnival Corporation is terminated on account of death or "disability," or the participant dies following a termination described in the bullet point above but prior to the expiration of an option or SAR, the option or SAR shall to the extent then vested shall remain exercisable for up to one year after the date of death or termination on account of Disability, as applicable;
- the participant's employment or service with Carnival Corporation & plc is terminated for "cause," the option or SAR shall expire immediately upon such cessation of employment or service;
- the participant retires, the option and SAR will continue to vest and remain exercisable through the expiration of its original full term; and
- a participant who is a member of the Boards ceases to be a member of the Boards due to death or Disability, all unvested options and SARs shall immediately vest and become exercisable and all vested options and SARs (including after giving effect to such accelerated vesting) shall continue to be exercisable for up to one year from such cessation, provided, however, that upon a participant's ceasing to be a member of the Boards for any reason other than death or Disability, all unvested options and SARs shall continue to vest in accordance with their initial terms, and all vested options and SARs shall continue to be exercisable until the original expiration date of such option or

SAR; and provided, further, that if the participant ceases to be a member of the Boards prior to serving in such capacity for one year, all of such participant's options shall immediately expire upon such termination.

In addition, if a participant's employment is terminated due to disability at a time when he or she also meets the requirements for retirement, the participant will receive the better of the disability or retirement treatment for the participant's options and SARs.

Restricted stock. The Compensation Committees will be authorized to grant restricted stock under the Amended 2020 Plan. Grants of restricted stock will be subject to the terms and conditions established by the Compensation Committees. Restricted stock is Carnival Corporation common stock that generally is non-transferable and is subject to other restrictions determined by the Compensation Committees for a specified period. A holder of restricted stock will generally have the rights of a shareholder, including without limitation, the right to vote the shares. At the discretion of the Compensation Committees, dividends paid on restricted stock may be either currently paid or accumulated (and interest may be credited on cash dividends at a rate determined by the Compensation Committees), and any accumulated dividends will be distributable to the participant at the same time as the original underlying shares of restricted stock are delivered. A member of the Boards of Directors who ceases to be a member of the Boards of Directors prior to the first anniversary of his or her initial election to the Boards will forfeit any shares of restricted stock that were granted upon such initial election to the Boards.

Restricted stock units. The Compensation Committees will be authorized to grant restricted stock units under the Amended 2020 Plan. Restricted stock units will be subject to the terms and conditions established by the Compensation Committees. Unless the Compensation Committees determine otherwise, or specify otherwise in a grant agreement, if the participant terminates employment or services during the period of time over which all or a portion of the units are to be earned, then any unvested units will be forfeited. At the election of the Compensation Committees, the participant will receive a number of shares of Carnival Corporation common stock equal to the number of units earned or an amount in cash equal to the fair market value of that number of shares at the expiration of the period over which the units are to be earned or at a later date selected by the Compensation Committees. To the extent provided in a grant agreement, the holder of outstanding restricted stock units shall be entitled to be credited with dividend equivalent payments upon the payment by Carnival Corporation & plc of dividends on shares of Carnival Corporation common stock, either in cash or (at the sole discretion of the Compensation Committees) in shares of Carnival Corporation common stock having a fair market value equal to the amount of such dividends, and interest may, at the sole discretion of the Compensation Committees, be credited on the amount of cash dividend equivalents at a rate and subject to such terms as determined by the Compensation Committees, which accumulated dividend equivalents (and interest thereon, if applicable) shall be payable at the same time as the underlying restricted stock units are settled. A member of the Boards of Directors who ceases to be a member of the Boards of Directors prior to the first anniversary of his or her initial election to the Boards will forfeit any restricted stock units that were granted upon such initial election to the Boards.

Other stock-based grants. The Compensation Committees will be authorized to make grants of unrestricted shares of Carnival Corporation common stock, rights to receive grants at a future date, the grant of securities convertible into shares of Carnival Corporation common stock, or other grants denominated in shares of Carnival Corporation common stock under such terms and conditions as the Compensation Committees may determine and as set forth in the applicable grant agreement.

Performance compensation grants. The Performance Criteria (as defined in the Amended 2020 Plan) that will be used to establish the Performance Goal(s) (as defined in the Amended 2020 Plan) may be based on the attainment of specific levels of performance of Carnival Corporation & plc (and/or in respect of Carnival Corporation, Carnival plc or one or more cruise brands or reporting units, administrative departments, or any combination of the foregoing) and may include any of the following (including any combination thereof):

- income before taxes or net income (calculated with or without asset impairments and/or gains or losses on sale of ships or other assets);

- basic or fully diluted earnings per share (calculated with or without asset impairments and/or gains or losses on sale of ships or other assets);
- net revenue, net revenue yield or the growth of either in current or constant dollars;
- net passenger revenue, net passenger revenue yield or the growth of either in current or constant dollars;
- net ticket revenue, net ticket revenue yield or the growth of either in current or constant dollars;
- net onboard revenue, net onboard revenue yield or the growth of either in current or constant dollars;
- net other revenue, net other revenue yield or the growth of either in current or constant dollars;
- net cruise costs excluding fuel, net cruise costs excluding fuel per ALBD, or the change of either in current or constant dollars (calculated with or without asset impairments and/or gains or losses on sale of ships or other assets);
- operating income, operating income per ALBD or the growth of either in current or constant dollars and/or at constant fuel prices (calculated with or without asset impairments and/or gains or losses on sale of ships or other assets);
- fuel consumption, fuel consumption in tons per ALBD (x 1,000) or the change of either or any other metric of fuel efficiency;
- occupancy percentage;
- return measures (including, but not limited to, returns on investment, assets, or equity) calculated with or without asset impairments, gains and/or losses on sale of ships or other assets, construction-in-progress, goodwill and/or intangibles;
- cash flow measures (including, but not limited to, cash provided by operating activities, free cash flow, and cash flow return on capital), which may, but are not required to be, measured on a per share or per ALBD basis, in current or constant dollars and/or at constant fuel prices (calculated with or without asset impairments and/or gains or losses on sale of ships or other assets);
- earnings before or after taxes, interest, depreciation and/or amortization (including EBIT and EBITDA) which may, but are not required to be, measured on a per share or per ALBD basis, in current or constant dollars and/or at constant fuel prices (calculated with or without asset impairments and/or gains or losses on sale of ships or other assets);
- share price (including, but not limited to, growth measures and total shareholder return);
- expense targets or cost reduction goals and general and administrative expense savings;
- measures of economic value added or other ‘value creation’ metrics;
- inventory control;
- enterprise value;
- employee recruitment and retention;
- timely introduction of new ships or facilities;
- objective measures of personal targets, goals or completion of projects (including, but not limited to, succession and hiring projects, completion of specific acquisitions, reorganizations or other corporate transactions or capital-raising transactions, expansions of specific business operations and meeting cruise brand, reporting unit or project budgets);
- cost of capital, debt leverage, cash and liquidity positions or book value;
- health, environmental, safety, security or other enterprise risk management initiatives;
- strategic objectives; or
- such other performance criteria selected by the Compensation Committees.

Any of the above Performance Goal elements can be stated as a percentage of another Performance Goal or used on a relative or absolute basis to measure the performance of Carnival Corporation & plc and/or its affiliates or any divisions, operation, or business units, brands, business segment, administrative departments or combination thereof, as the Compensation Committees deem appropriate. Performance Goals may be compared to the performance of a group of comparable companies or a published or special index that the Compensation Committees deem appropriate or, stock market indices. The Compensation Committees also may provide for accelerated vesting of any grant based on the achievement of Performance Goals.

Change in control. Except to the extent a particular grant agreement otherwise provides:

- in the event a participant’s employment or service is terminated by Carnival Corporation & plc without “cause” (and other than due to death or disability) on or within 12 months following a change in

control, then notwithstanding any provision of the Amended 2020 Plan to the contrary, all options and SARs shall become immediately exercisable, and the restrictions on restricted stock and restricted stock units and any other grants will immediately lapse (including a waiver of any applicable performance goals); and
- in the event of a change in control, the Compensation Committees may in their discretion and upon at least 10 days' advance notice to the affected persons, cancel any outstanding grants and pay to the holders thereof, in cash or stock, or any combination thereof, the value of such grants based upon the price per share received or to be received by other shareholders of Carnival Corporation in the event.

Transferability. Each grant may be exercised during the participant's lifetime only by the participant or, if permissible under applicable law, by the participant's guardian or legal representative and may not be otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution, unless otherwise permitted by the Compensation Committees in the case of grants other than incentive stock options.

Amendment. The Amended 2020 Plan will have a term of ten years. The Boards of Directors may amend, suspend or terminate the Amended 2020 Plan at any time; however, shareholder approval to amend the Amended 2020 Plan may be necessary if the law or New York Stock Exchange rules so require. Under the UK Listing Rules, the prior approval of Carnival plc's shareholders in general meeting must be obtained in the case of any amendment to the advantage of participants which is made to the provisions of the Amended 2020 Plan relating to eligibility, limits, variations of capital and the basis for determining participants' entitlement to shares. However, minor amendments to benefit the administration of the Amended 2020 Plan or to take account of a change in legislation or to obtain or maintain favorable tax, exchange control or regulatory treatment for participants or for any member of the Carnival Corporation & plc group of companies, may be made without the prior approval of Carnival plc in general meeting. No amendment, suspension or termination will impair the rights of any participant or recipient of any grant without the consent of the participant or recipient.

The Compensation Committees may, to the extent consistent with the terms of any applicable grant agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any grant theretofore made or the associated grant agreement, prospectively or retroactively; provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any option theretofore granted shall not to that extent be effective without the consent of the affected participant, holder or beneficiary; and provided further that, without shareholder approval:

- no amendment or modification may reduce the option price of any option or the strike price of any SAR;
- the Compensation Committees may not cancel any outstanding option and replace it with a new option (with a lower option price) or cancel any SAR and replace it with a new SAR (with a lower strike price); and
- no option or SAR may be exchanged for cash or another grant.

However, shareholder approval is not required with respect to the bullet points above for any action specifically permitted as described in "Changes in Capital Structure and Similar Events" above. In addition, none of the requirements described in the preceding bullets points can be amended without shareholder approval.

U.S. Federal Income Tax Consequences

The following is a general summary of the material U.S. federal income tax consequences of the grant and exercise and vesting of grants under the Amended 2020 Plan and the disposition of shares acquired pursuant to the exercise or settlement of such grants and is intended to reflect the current provisions of the Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state, local and payroll tax considerations. Moreover, the U.S.

federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant. References below to the effect of certain provisions of the Code on Carnival Corporation & plc's ability to deduct compensation would be applicable only to the extent that Carnival Corporation & plc were otherwise subject to U.S. federal income tax and any such deductions were relevant.

Stock options. The Code requires that, for treatment of an option as an incentive stock option, shares of Carnival Corporation common stock acquired through the exercise of an incentive stock option cannot be disposed of before the later of:

- two years from the date of grant of the option; or
- one year from the date of exercise.

Holders of incentive stock options will generally incur no federal income tax liability at the time of grant or upon exercise of those options. However, the spread at exercise will be an "item of tax preference," which may give rise to "alternative minimum tax" liability for the taxable year in which the exercise occurs. If the holder does not dispose of the shares before two years following the date of grant and one year following the date of exercise, the difference between the exercise price and the amount realized upon disposition of the shares will constitute long-term capital gain or loss, as the case may be. Assuming both holding periods are satisfied, no deduction will be allowed to us for federal income tax purposes in connection with the grant or exercise of the incentive stock option. If, within two years following the date of grant or within one year following the date of exercise, the holder of shares acquired through the exercise of an incentive stock option disposes of those shares, the participant will generally realize taxable compensation at the time of such disposition equal to the difference between the exercise price and the lesser of the fair market value of the share on the date of exercise or the amount realized on the subsequent disposition of the shares, and that amount will generally be deductible by us for federal income tax purposes, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to executives designated in those Sections. Finally, if an incentive stock option becomes first exercisable in any one year for shares having an aggregate value in excess of $100,000 (based on the grant date value), the portion of the incentive stock option in respect of those excess shares will be treated as a non-qualified stock option for federal income tax purposes. No income will be realized by a participant upon grant of an option that does not qualify as an incentive stock option ("a non-qualified stock option"). Upon the exercise of a non-qualified stock option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the underlying exercised shares over the option exercise price paid at the time of exercise. Carnival Corporation & plc will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

SARs. No income will be realized by a participant upon grant of a SAR. Upon the exercise of a SAR, the participant will recognize ordinary compensation income in an amount equal to the fair market value of the payment received in respect of the SAR. Carnival Corporation & plc will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted stock. A participant will not be subject to tax upon the issuance of a grant of restricted stock unless the participant otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Code. On the date a grant of restricted stock becomes transferable or is no longer subject to a substantial risk of forfeiture, the participant will have taxable compensation equal to the difference between the fair market value of the shares on that date over the amount the participant paid for such shares, if any, unless the participant made an election under Section 83(b) of the Code to be taxed at the time of grant. If the participant made an election under Section 83(b), the participant will have taxable compensation at the time of grant equal to the difference between the fair market value of the shares on the date of grant over the amount the participant paid for such shares, if any. (Special rules apply to the receipt and disposition of restricted shares received by officers and Directors who are subject to Section 16(b) of the Securities Exchange Act of 1934, as amended). Carnival Corporation & plc will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted stock units. A participant will not be subject to tax upon the grant of a restricted stock unit. Rather, upon the delivery of shares or cash pursuant to a restricted stock unit, the participant will have taxable compensation equal to the fair market value of the number of shares (or the amount of cash) the participant actually receives with respect to the grant. Carnival Corporation & plc will be able to deduct the amount of taxable compensation to the participant for U.S. federal income tax purposes, but the deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Section 162(m). In general, Section 162(m) of the Code denies a publicly held corporation a deduction for U.S. federal income tax purposes for compensation in excess of $1,000,000 per year per person to any "covered employees" (in general, the CEO, the Chief Financial Officer, and three other most highly-compensated executive officers for the year at issue and any person who was part of that group for any other year beginning after December 31, 2016). To the extent that Section 162(m) were to become applicable to Carnival Corporation & plc, certain compensation attributable to grants may be nondeductible due to the application of Section 162(m) of the Code.

Continuing Plan Benefits

No stock options have been granted under the Carnival Corporation 2020 Stock Plan. The following table sets forth summary information as of November 30, 2022 concerning the number of unvested restricted stock and restricted stock unit grants previously made under the Carnival Corporation 2020 Stock Plan to each of our Named Executive Officers, all executive officers as a group, all non-employee Directors as a group and all employees other than executive officers as a group.

Group	Unvested Stock Awards (#)
Named Executive Officers	1,607,518
All executive officers, as a group	1,607,518
All Non-Executive Directors, as a group	310,169
All employees other than executive officers, as a group	3,203,900

On January 12, 2023, the last reported price of Carnival Corporation common stock on the New York Stock Exchange was $10.28.



The Boards of Directors unanimously recommend a vote FOR the approval of the Amendment of the Carnival Corporation 2020 Stock Plan.

Questions and Answers

Questions Applicable to All Shareholders



WHAT INFORMATION IS CONTAINED IN THESE MATERIALS?

The information included in this Proxy Statement relates to the proposals to be voted on at the Annual Meetings of Shareholders, the voting process, the compensation of Directors and certain executive officers and certain other information required by rules promulgated by the SEC and the New York Stock Exchange applicable to both companies. We have attached as Annexes A, B and C to this Proxy Statement information that Carnival plc is required to provide to its shareholders under applicable UK rules. The Amendment of the Carnival Corporation 2020 Stock Plan is attached as Annex D.



WHAT PROPOSALS WILL BE VOTED ON AT EACH OF THE ANNUAL MEETINGS OF SHAREHOLDERS?

✓ **PROPOSAL 1–11**

To elect or re-elect 11 Directors, each to serve as a Director of Carnival Corporation and as a Director of Carnival plc

✓ **PROPOSAL 12**

To hold a (non-binding) advisory vote to approve executive compensation

✓ **PROPOSAL 13**

To hold a (non-binding) advisory vote on how frequently shareholders should vote to approve compensation of the Named Executive Officers

✓ **PROPOSAL 14**

To hold a (non-binding) advisory vote to approve the Carnival plc Directors' Remuneration Report (other than the part containing the Carnival plc Directors' Remuneration Policy set out in Section B of Part II of the Carnival plc Directors' Remuneration Report)

✓ **PROPOSAL 15**

To approve the Carnival plc Directors' Remuneration Policy set out in Section B of Part II of the Carnival plc Directors' Remuneration Report.

✓ **PROPOSAL 16**

To re-appoint the UK firm of PricewaterhouseCoopers LLP as independent auditors of Carnival plc and to ratify the selection of the U.S. firm of PricewaterhouseCoopers LLP as the independent auditors of Carnival Corporation

✓ **PROPOSAL 17**

To authorize the Audit Committee of Carnival plc to determine the remuneration of the independent auditors of Carnival plc

✓ **PROPOSAL 18**

To receive the accounts and reports of the Directors and auditors of Carnival plc for the fiscal year ending November 30, 2022

✓ **PROPOSAL 19**

To approve the giving of authority for the allotment of new shares by Carnival plc

✓ **PROPOSAL 20**

To approve the disapplication of pre-emption rights in relation to the allotment of new shares and sale of treasury shares by Carnival plc

✓ **PROPOSAL 21**

To approve a general authority for Carnival plc to buy back Carnival plc ordinary shares in the open market

✓ **PROPOSAL 22**

To approve the Amendment of the Carnival Corporation 2020 Stock Plan



WHAT IS THE VOTING RECOMMENDATION OF THE BOARDS OF DIRECTORS?



Your Boards of Directors recommend that you vote your shares **FOR** Proposals 1 through 12 and 14 through 22 and that you vote your shares for "1 **YEAR**" on Proposal 13.



HOW DOES THE DLC ARRANGEMENT AFFECT MY VOTING RIGHTS?

On most matters that affect all of the shareholders of Carnival Corporation and Carnival plc, the shareholders of both companies effectively vote together as a single decision-making body. These matters are called "joint electorate actions." Combined voting is accomplished through the special voting shares that have been issued by each company. Certain matters specified in the organizational documents of Carnival Corporation and Carnival plc where the interests of the two shareholder bodies may diverge are called "class rights actions." The class rights actions are voted on separately by the shareholders of each company. If either group of shareholders does not approve a class rights action, that action generally cannot be taken by either company. All of the proposals to be voted on at the Annual Meetings of Shareholders are joint electorate actions, and there are no class rights actions.



GENERALLY, WHAT ACTIONS ARE JOINT ELECTORATE ACTIONS?

Any resolution to approve an action other than a class rights action or a procedural resolution (described below) is designated as a joint electorate action. The actions designated as joint electorate actions include:

- the appointment, removal, election or re-election of any Director of either or both companies;
- if required by law, the receipt or adoption of the annual accounts of both companies;
- the appointment or removal of the independent auditors of either company;
- a change of name by either or both companies; and
- the implementation of a mandatory exchange of Carnival plc ordinary shares for Carnival Corporation common stock based on a change in tax laws, rules or regulations.

The relative voting rights of Carnival plc ordinary shares and Carnival Corporation common stock are equalized based on a ratio which we refer to as the "equalization ratio." Based on the current equalization ratio of 1:1, each share of Carnival Corporation common stock has the same voting rights as one Carnival plc ordinary share on joint electorate actions.



HOW ARE JOINT ELECTORATE ACTIONS VOTED ON?

Joint electorate actions are voted on as follows:

- Carnival plc shareholders vote at the Annual General Meeting of Carnival plc (whether in person or by proxy). Voting is on a poll (or ballot), which remains open for sufficient time to allow the vote at the Carnival Corporation Annual Meeting of Shareholders to be held and reflected in the Carnival plc Annual General Meeting through the mechanism of the special voting share. An equivalent vote is cast at the subsequent Carnival Corporation Annual Meeting of Shareholders on each of the corresponding resolutions through a special voting share issued by Carnival Corporation; and
- Carnival Corporation shareholders vote at the Carnival Corporation Annual Meeting of Shareholders (whether in person or by proxy). Voting is by ballot (or on a poll), which remains open for sufficient time to allow the vote at the Annual General Meeting of Carnival plc Shareholders to be reflected in the Annual Meeting of Carnival

Corporation Shareholders through the mechanism of the special voting share. An equivalent vote is cast on the corresponding resolutions at the Carnival plc Annual General Meeting through a special voting share issued by Carnival plc.

A joint electorate action is approved if it is approved by:

- a simple majority of the votes cast in the case of an ordinary resolution (or not less than 75% of the votes cast in the case of a special resolution, if required by applicable law and regulations or Carnival plc's Articles of Association) by the holders of Carnival plc's ordinary shares and the holder of the Carnival plc special voting share voting as a single class at a meeting at which a quorum was present and acting;
- a simple majority of the votes cast (or other majority if required by applicable law and regulations or the Carnival Corporation Articles of Incorporation and By-laws) by the holders of Carnival Corporation common stock and the holder of the Carnival Corporation special voting share, voting as a single class at a meeting which a quorum was present and acting; and
- a minimum of one-third of the total votes available to be voted by the combined shareholders must be cast on each resolution for it to be effective. Formal abstentions (or votes withheld) by a shareholder on a resolution will be counted as having been "cast" for this purpose.



HOW ARE THE DIRECTORS OF EACH COMPANY ELECTED OR RE-ELECTED?

Resolutions relating to the election or re-election of Directors are considered as joint electorate actions. No person may be a member of the Board of Directors of Carnival Corporation or Carnival plc without also being a member of the Board of Directors of the other company. There are 11 nominees for re-election to the Board of Directors of each company this year. Each nominee currently serves as a Director of Carnival Corporation and Carnival plc. All nominees for Director are to be re-elected to serve until the next Annual Meetings of Shareholders or until their successors are elected.

Carnival plc's Articles of Association currently require Directors to submit themselves for election by shareholders at the first Annual General Meeting following their initial appointment to the Board of Directors and for re-election thereafter at subsequent Annual General Meetings at intervals of no more than three years. The Boards of Directors have decided, in accordance with the UK Corporate Governance Code, to submit all Directors for re-election on an annual basis.



WHAT VOTES ARE REQUIRED TO APPROVE THE PROPOSALS?

Proposals	Vote Required
• Proposals 1 through 19 and Proposal 22 will be proposed as **ordinary resolutions**.	For ordinary resolutions, the **required majority is more than 50% of the combined votes cast** at this meeting and the Annual Meeting of Carnival Corporation Shareholders.
• Proposals 20 and 21 will be proposed as **special resolutions**.	For special resolutions, the **required majority is not less than 75% of the combined votes cast** at this meeting and the Annual Meeting Carnival Corporation Shareholders.

Proposals 20 and 21 are required to be approved by not less than 75% of the combined votes cast at both Annual Meetings of Shareholders. With respect to Proposal 13 (the "say-on-frequency" vote), shareholders will be deemed to have approved the alternative that receives the most votes, even if that alternative receives less than a majority of the votes cast at both Annual Meetings of Shareholders. Each of the other proposals, including the re-election of Directors, requires the approval of a majority of the combined votes cast at both Annual Meetings of Shareholders. Abstentions and broker non-votes are not deemed votes cast for purposes of calculating the vote. Abstentions and broker non-votes do count for the purpose of determining whether a quorum is present.

If you are a beneficial owner of Carnival Corporation common stock and do not provide the shareholder of record with voting instructions, your shares may constitute broker non-votes.

Generally, broker non-votes occur when shares held by a broker for a beneficial owner are not voted with respect to a particular proposal because:

- the broker has not received voting instructions from the beneficial owner; and
- the broker lacks discretionary voting power to vote such shares.

Accordingly, if you are a beneficial owner of shares held through intermediaries such as brokers, banks and other nominees, such intermediaries are not permitted to vote without specific instructions from you unless the matter to be voted on is considered "routine." The determination of whether a proposal is "routine" or "non-routine" will be made by the NYSE or by Broadridge Financial Solutions, our independent agent to receive and tabulate stockholder votes, based on NYSE rules that regulate member brokerage firms. If a proposal is deemed "routine" and you do not give instructions to your broker or nominee, they may, but are not required to, vote your shares with respect to the proposal. If the proposal is deemed "non-routine" and you do not give instructions to your broker or nominee, they may not vote your shares with respect to the proposal and the shares will be treated as broker non-votes.



GENERALLY, WHAT ARE PROCEDURAL RESOLUTIONS?

Procedural resolutions are resolutions of a procedural or technical nature that do not adversely affect the shareholders of the other company in any material respect and are put to the shareholders at a meeting.

The special voting shares do not represent any votes on "procedural resolutions." Our Chair of each of the meetings will determine whether a resolution is a procedural resolution.

To the extent that such matters require the approval of the shareholders of either company, any of the following will be procedural resolutions:

- that certain people be allowed to attend or be excluded from attending the meeting;
- that discussion be closed and the question put to the vote (provided no amendments have been raised);
- that the question under discussion not be put to the vote (where a shareholder feels the original motion should not be put to the meeting at all, if such original motion was brought during the course of that meeting);
- to proceed with matters in an order other than that set out in the notice of the meeting;
- to adjourn the debate (for example, to a subsequent meeting); and
- to adjourn the meeting.



WHERE CAN I FIND THE VOTING RESULTS OF THE ANNUAL MEETINGS OF SHAREHOLDERS?

The voting results will be announced to the media and the relevant stock exchanges and posted on our website at **www.carnivalcorp.com** and **www.carnivalplc.com**, after both Annual Meetings of Shareholders have closed. The results will also be published in a joint current report on Form 8-K within four business days after the date the Annual Meetings of Shareholders have closed.



WHAT IS THE QUORUM REQUIREMENT FOR THE ANNUAL MEETINGS OF SHAREHOLDERS?

The quorum requirement for holding the Annual Meetings of Shareholders and transacting business as joint electorate actions at the meetings is one-third of the total votes capable of being cast by all shareholders of both companies. Shareholders may be present in person or represented by proxy or corporate representative at the meetings.



HOW IS THE QUORUM DETERMINED?

For the purposes of determining a quorum with respect to joint electorate actions, the special voting shares have the maximum number of votes attached to them as were cast on such joint electorate actions, either for, against or abstained, at the parallel shareholder meeting of the other company, and such maximum number of votes (including abstentions) constitutes shares entitled to vote and present for the purposes of determining whether a quorum exists at such a meeting.

In order for a quorum to be validly constituted with respect to meetings of shareholders convened to consider a joint electorate action or class rights action, the special voting entities must be present.

Abstentions (including votes withheld) and broker non-votes are counted as present for the purpose of determining the presence of a quorum.



IS MY VOTE CONFIDENTIAL?

Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed to third parties except:

- as necessary to meet applicable legal requirements;
- to allow for the tabulation of votes and certification of the vote; or
- to facilitate a successful proxy solicitation by our Boards of Directors.

Occasionally, shareholders provide written comments on their proxy card which are then forwarded to management.



WHO WILL BEAR THE COST OF SOLICITING VOTES FOR THE ANNUAL MEETINGS OF SHAREHOLDERS?

We are providing these proxy materials in connection with the solicitation by the Boards of Directors of proxies to be voted at the Annual Meetings of Shareholders. We will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials and soliciting votes for the Annual Meetings of Shareholders. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy materials to shareholders.



CAN I VIEW THE PROXY MATERIALS ELECTRONICALLY?

Yes. This Proxy Statement and any other proxy materials have been posted on our website at **www.carnivalcorp.com** and **www.carnivalplc.com**. Carnival Corporation shareholders can also access proxy-related materials at **www.proxyvote.com** as described under "Questions Specific to Shareholders of Carnival Corporation."



WHAT REPORTS ARE FILED BY CARNIVAL CORPORATION AND CARNIVAL PLC WITH THE SEC AND THE FCA AND HOW CAN I OBTAIN COPIES?

We file this Proxy Statement, joint Annual Reports on Form 10-K, joint Quarterly Reports on Form 10-Q and joint Current Reports on Form 8-K with the SEC.

Copies of this Proxy Statement, the Carnival Corporation & plc joint Annual Report on Form 10-K for the year ended November 30, 2022, as well as any joint Quarterly Reports on Form 10-Q or joint Current Reports on Form 8-K, as filed with the SEC, can be viewed or obtained without charge through the SEC's website at **www.sec.gov** (under Carnival Corporation or Carnival plc) or at **www.carnivalcorp.com** and **www.carnivalplc.com**.

We also file the Carnival plc Annual Report as well as the Carnival plc Group Half-Yearly Financial Report on the National Storage Mechanism maintained by the FCA in the UK. They can also be viewed or obtained without charge on our website at **www.carnivalcorp.com** and **www.carnivalplc.com**.

COPIES WILL ALSO BE PROVIDED TO SHAREHOLDERS WITHOUT CHARGE UPON WRITTEN REQUEST TO INVESTOR RELATIONS:

Carnival Corporation
Carnival Place
3655 N.W. 87th Avenue
Miami, Florida 33178-2428
United States

or

Carnival plc
Carnival House
100 Harbour Parade
Southampton SO15 1ST
United Kingdom

We encourage you to take advantage of the convenience of accessing these materials through the internet as it:

- is simple and fast to use
- saves time and money
- is environmentally friendly





MAY I PROPOSE ACTIONS FOR CONSIDERATION AT NEXT YEAR'S ANNUAL MEETINGS OF SHAREHOLDERS?

Carnival Corporation shareholders and Carnival plc shareholders (to the extent permitted under Carnival Corporation's and Carnival plc's governing documents and U.S. and UK law, as applicable) may submit proposals for consideration at future shareholder meetings.

In order for shareholder proposals to be considered for inclusion in our Proxy Statement in accordance with SEC Rule 14a-8 for next year's Annual Meetings of Shareholders, the written proposals must be received by our Company Secretary no later than the close of business October 31, 2023. Such proposals will need to comply with applicable SEC regulations regarding the inclusion of shareholder proposals in proxy materials. Carnival Corporation's By-laws establish advance notice procedures with regard to shareholder proposals that are not submitted for inclusion in the Proxy Statement, but that shareholders instead wish to present directly at an Annual Meeting of Shareholders. To be properly brought before the Annual Meetings of Shareholders, a notice of the proposal must be submitted to our Company Secretary at our headquarters no later than six weeks prior to the Annual Meetings of Shareholders or, if later, the time at which the notice of such meeting is publicly disclosed. For shareholders of Carnival plc, the same requirements apply under UK law requirements to submit a notice of a proposal.



MAY I NOMINATE INDIVIDUALS TO SERVE AS DIRECTORS?

In order to submit a nominee for election at the Annual Meetings of Shareholders you must provide the information required for Director nominations set forth in Carnival Corporation's and Carnival plc's governing documents in a timely manner. Specifically, under the governing documents, you must submit your notice of nomination in writing to the attention of our Company Secretary at our headquarters not later than seven days nor earlier than 42 days prior to the 2023 Annual Meetings of Shareholders.

Any such notice must include, in addition to any other requirements specifically set forth in Carnival Corporation's and Carnival plc's governing documents:

- the name and address of the candidate;
- a brief biographical description, including his or her occupation and service on boards of any public company or registered investment company for at least the last five years;
- a statement of the particular experience, qualifications, attributes or skills of the candidate, taking into account the factors referred to in the "Nominations of Directors" section; and
- the candidate's signed consent to serve as a Director if elected, and to be named in our Proxy Statement.

In addition to satisfying the deadlines in the advance notice provisions of our governing documents, a shareholder who intends to solicit proxies in support of nominees submitted under these advance notice provisions must provide the notice required under Rule 14a-19 to the Company Secretary no later than February 21, 2024.

Shareholders may also recommend candidates for consideration by our Boards' Nominating & Governance Committees in accordance with the procedures set forth in the "Procedures Regarding Director Candidates Recommended by Shareholders" section.

Questions Specific to Shareholders of Carnival Corporation



WHAT CARNIVAL CORPORATION SHARES OWNED BY ME CAN BE VOTED?

All Carnival Corporation shares owned by you as of February 21, 2023, the record date, may be voted by you. These shares include those:

- held directly in your name as the shareholder of record, including shares purchased through Carnival Corporation's Dividend Reinvestment Plan and its Employee Stock Purchase Plan; and
- held for you as the beneficial owner through a stockbroker, bank or other nominee.



WILL I BE ASKED TO VOTE AT THE CARNIVAL PLC ANNUAL GENERAL MEETING?

No. Your vote at the Annual Meeting of Carnival Corporation Shareholders, for the purposes of determining the outcome of combined voting, is automatically reflected as appropriate at the parallel Annual General Meeting of Carnival plc Shareholders through the mechanism of the special voting share issued by Carnival plc.



WHY DID I RECEIVE A ONE-PAGE NOTICE IN THE MAIL REGARDING THE INTERNET AVAILABILITY OF PROXY MATERIALS INSTEAD OF A FULL SET OF PROXY MATERIALS?

Carnival Corporation is taking advantage of SEC rules that allow it to deliver proxy materials over the Internet. Under these rules, Carnival Corporation is sending its shareholders a one-page notice regarding the Internet availability of proxy materials (the "Notice of Internet Availability of Proxy Materials") instead of a full set of proxy materials, unless they previously requested to receive printed copies. You will not receive printed copies of the proxy materials unless you specifically request them. Instead, this notice tells you how to access and review on the Internet all the important information contained in the proxy materials. This notice also tells you how to submit your proxy card on the Internet and how to request to receive a printed copy of the proxy materials.



WHAT IS THE DIFFERENCE BETWEEN HOLDING SHARES AS A SHAREHOLDER OF RECORD AND AS A BENEFICIAL OWNER?

Most of the shareholders of Carnival Corporation hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.



SHAREHOLDER OF RECORD

- If your shares are registered directly in your name with Carnival Corporation's transfer agent, Computershare Investor Services LLC, you are considered, with respect to those shares, the shareholder of record, and the Notice of Internet Availability of Proxy Materials or set of printed proxy materials, as applicable, is being sent directly to you by us.
- As the shareholder of record, you have the right to grant your voting proxy directly to the persons named in the proxy or to vote in person at the Annual Meeting of Carnival Corporation Shareholders.
- If you request a paper copy of the proxy materials as indicated in the notice, Carnival Corporation will provide a proxy card for you to use.



BENEFICIAL OWNER

- If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held under street name, and the Notice of Internet Availability of Proxy Materials or set of printed proxy materials, as applicable, is being forwarded to you by your broker or nominee who is considered, with respect to those shares, the shareholder of record.
- As the beneficial owner, you have the right to direct your broker on how to vote and are also invited to attend the Annual Meeting of Carnival Corporation Shareholders.
- However, since you are not the shareholder of record, you may not vote these shares in person at the meeting unless you obtain a signed proxy from the record holder giving you the right to vote the shares.
- If you request a paper copy of the proxy materials as indicated in the notice, your broker or nominee will provide a voting instruction card for you to use.



HOW CAN I VOTE MY CARNIVAL CORPORATION SHARES IN PERSON AT THE MEETING?

Shares held directly in your name as the shareholder of record may be voted in person at the Annual Meeting of Carnival Corporation Shareholders in the U.S. If you choose to do so, please bring your proxy card and proof of identification.

Even if you plan to attend the Annual Meeting of Carnival Corporation Shareholders, we recommend that you also submit your proxy as described below so that your vote will be counted if you later decide not to attend the meeting. Shares held under street name may be voted in person by you only if you obtain a signed proxy from the record holder giving you the right to vote the shares. Please refer to the voting instructions provided by your broker or nominee.

Please also refer to the sections entitled "Meeting Admission Requirements" and "Safety and Security Measures" included in the "Information about Attending the Annual Meetings" section preceding the Notice of Annual Meeting for additional information.



HOW CAN I VOTE MY CARNIVAL CORPORATION SHARES WITHOUT ATTENDING THE ANNUAL MEETING OF CARNIVAL CORPORATION SHAREHOLDERS?

Whether you hold shares directly as the shareholder of record or beneficially under street name, you may direct your vote without attending the Annual Meeting of Carnival Corporation Shareholders. You may vote by granting a proxy or, for shares held under street name, by submitting voting instructions to your broker or nominee. For shareholders of record, you may do this by voting on the Internet or by telephone by following the instructions in the notice you received in the mail. Where your shares are held under street name, in most instances you will be able to do this over the Internet or by telephone by following the instructions in the notice you received in the mail, or if you received a full printed set of proxy materials in the mail, by mail. Please refer to the voting instruction card included by your broker or nominee.

If you received a full printed set of proxy materials in the mail, you can also vote by signing your proxy card and mailing it in the enclosed envelope. If you provided specific voting instructions, your shares will be voted as you instruct.

If you are a record holder and submit a proxy but do not provide instructions, your shares will be voted as described below in "*How are votes counted?*"



CAN I CHANGE MY VOTE?

Yes. You may change your proxy instruction at any time prior to the vote at the Annual Meeting of Carnival Corporation Shareholders. For shares held directly in your name, you may accomplish this by granting a new proxy bearing a later date (which automatically revokes the earlier proxy) or by attending the Annual Meeting of Carnival Corporation Shareholders and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares owned beneficially by you, you may accomplish this by submitting new voting instructions to your broker or nominee.



WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS OR SET OF PRINTED PROXY MATERIALS, AS APPLICABLE?

It means your shares are registered differently or are in more than one account. Please follow the instructions in each notice to ensure all of your shares are voted.



HOW DO I REQUEST ADDITIONAL COPIES OF THE PROXY MATERIALS?

You may have received only one Notice of Internet Availability of Proxy Materials or set of printed proxy materials, even though there are two or more shareholders at the same address.

Broadridge Financial Solutions, Inc., the entity we retained to mail the Notice of Internet Availability of Proxy Materials or printed proxy materials to Carnival Corporation's registered owners and the entity retained by the brokerage community to mail the Notice of Internet Availability of Proxy Materials or printed proxy materials to Carnival Corporation's beneficial owners, has been instructed to deliver only one notice or set of printed proxy materials to multiple security holders sharing an address unless we have received contrary instructions from you or one of the other shareholders. We will promptly deliver a separate copy of the notice or set of printed proxy materials for this year's Annual Meeting of Carnival Corporation Shareholders or for any future meetings to any shareholder upon written or oral request. To make such request, please contact Broadridge Financial Solutions at:



866-540-7095



Broadridge Financial Solutions
Attention: Householding Department
51 Mercedes Way
Edgewood, New York 11717

Similarly, you may contact us through any of these methods if you receive multiple notices or sets of printed proxy materials and would prefer to receive a single copy in the future.



WHO CAN ATTEND THE ANNUAL MEETING OF CARNIVAL CORPORATION SHAREHOLDERS?

All Carnival Corporation shareholders of record as of February 21, 2023, or their duly appointed proxies, may attend and vote at the Annual Meeting of Carnival Corporation Shareholders. Please note that each shareholder or their duly appointed proxies will be required to comply with the “Meeting Admission Requirements” and “Safety and Security Measures” included in the “Information about Attending the Annual Meetings” section preceding the Carnival Corporation Notice of Annual Meeting. Each shareholder may appoint only one proxy holder or representative to attend the meeting on his or her behalf.

In addition, if you hold your shares through a stockbroker or other nominee, you will need to provide proof of ownership by bringing either a copy of the voting instruction card provided by your broker or a copy of a brokerage statement showing your share ownership as of February 21, 2023, together with proof of identification. Cameras, audio and video recording devices and other electronic devices will not be permitted at the meeting.



WHAT CLASS OF SHARES ARE ENTITLED TO BE VOTED AT THE ANNUAL MEETING OF CARNIVAL CORPORATION SHAREHOLDERS?

Carnival Corporation has only one class of common stock outstanding. Each share of Carnival Corporation common stock outstanding as of the close of business on February 21, 2023, the record date, is entitled to one vote at the Annual Meeting of Shareholders. As of January 12, 2023 Carnival Corporation had 1,113,479,515 shares of common stock issued and outstanding. The trust shares of beneficial interest in the P&O Princess Special Voting Trust that are paired with your shares of common stock do not give you separate voting rights.



HOW ARE VOTES COUNTED?

You may vote “FOR,” “AGAINST” or “ABSTAIN” for each of the proposals, except that in the case of Proposal 13, you may vote for "1 YEAR," "2 YEARS," "3 YEARS" or "ABSTAIN". If you “ABSTAIN,” it has no effect on the outcome of the votes, although abstentions will be counted for the purposes of determining if a quorum is present for joint electorate actions. If you submit a proxy with no further instructions, your shares will be voted in accordance with the recommendations of the Boards of Directors.



WHAT HAPPENS IF ADDITIONAL PROPOSALS ARE PRESENTED AT THE ANNUAL MEETING OF CARNIVAL CORPORATION SHAREHOLDERS?

Other than the proposals described in this Proxy Statement, Carnival Corporation does not expect any matters to be presented for a vote at the 2023 Annual Meeting of Carnival Corporation Shareholders. If you grant a proxy, the persons named as proxy holders, our Chair and Secretary of the 2023 Annual Meeting of Carnival Corporation Shareholders, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If for any unforeseen reason any of our nominees is unable to accept nomination or election (which is not anticipated), the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by the Boards of Directors.



WHO WILL COUNT THE VOTE?

Broadridge Financial Solutions will tabulate the votes and act as the inspector of elections.

Questions Specific to Shareholders of Carnival plc



WHO IS ENTITLED TO ATTEND AND VOTE AT THE CARNIVAL PLC ANNUAL GENERAL MEETING?

If you are a Carnival plc shareholder registered in the register of members of Carnival plc at 6:30 p.m. (BST) on April 19, 2023, you will be entitled to attend in person and vote at the Annual General Meeting in respect of the number of Carnival plc ordinary shares registered in your name at that time.

You may also appoint a proxy to attend, speak and vote instead of you. If you are a corporation you may appoint a corporate representative to represent you and vote your shareholding in Carnival plc at the Annual General Meeting. For further details regarding appointing a proxy or corporate representative, please see below.

Please note that each shareholder or their duly appointed proxies and corporate representatives will be required to comply with the "Meeting Admission Requirements" and "Safety and Security Measures" in the "Information about Attending the Annual Meetings" section preceding the Carnival plc Notice of Annual General Meeting.



WILL I BE ASKED TO VOTE AT THE ANNUAL MEETING OF CARNIVAL CORPORATION SHAREHOLDERS?

No. Your vote at the Annual General Meeting of Carnival plc Shareholders, for the purposes of determining the outcome of combined voting, will automatically be reflected as appropriate at the parallel Annual Meeting of Carnival Corporation Shareholders through the mechanism of a special voting share issued by Carnival Corporation.



HOW DO I VOTE MY CARNIVAL PLC SHARES WITHOUT ATTENDING THE ANNUAL GENERAL MEETING OF CARNIVAL PLC SHAREHOLDERS?

You may vote your Carnival plc shares at the Annual General Meeting of Carnival plc Shareholders by completing and signing the enclosed form of proxy in accordance with the instructions set out on the form and returning it as soon as possible, but in any event so as to be received by Carnival plc's registrars, Equiniti Limited, Aspect House, Spencer Road, Lancing BN99 6DA, by not later than 1:30 p.m. (BST) on April 19, 2023. Alternatively, a proxy vote may be submitted via the internet in accordance with the instructions set out in the proxy form. If you are a member of CREST, it is also possible to appoint a proxy via the CREST system (please see the Carnival plc Notice of Annual General Meeting for further details). If you are an institutional investor, you may also be able to appoint a proxy electronically via the Proxymity platform. Please see the Carnival plc Notice of Annual General Meeting for further details. Voting by proxy does not preclude you from attending the Annual General Meeting and voting in person should you wish to do so. If you are a corporation, you can vote your Carnival plc shares at the Annual General Meeting by appointing one or more corporate representatives. You are strongly encouraged to pre-register your corporate representative to make registration on the day of the Annual General Meeting more efficient. In order to pre-register you would need to email your Letter of Representation to Carnival plc's registrars, Equiniti Limited, at proxyvotes@equiniti.com.

Corporate representatives themselves are urged to arrive at least two hours before commencement of the Annual General Meeting to assist Carnival plc's registrars with the appropriate registration formalities. Whether or not you intend to appoint a corporate representative, you are strongly encouraged to return the enclosed form of proxy to Carnival plc's registrars.



CAN I CHANGE MY VOTE GIVEN BY PROXY OR BY MY CORPORATE REPRESENTATIVE?

Yes. You may change your proxy vote by either:

- completing, signing and dating a new form of proxy in accordance with its instructions and returning it to Carnival plc's registrars by no later than 1:30 p.m. (BST) on April 19, 2023; or
- attending and voting in person at the Annual General Meeting.

If you do not attend and vote in person at the Annual General Meeting and wish to revoke the appointment of your proxy or corporate representative, you must do so by delivering a notice of such revocation to Carnival plc's registrars at least three hours before the start of the Annual General Meeting.



WHAT CLASS OF SHARES ARE ENTITLED TO BE VOTED AT THE CARNIVAL PLC ANNUAL GENERAL MEETING?

Carnival plc has only one class of ordinary shares in issue. Each Carnival plc ordinary share in issue as of the close of business on April 19, 2023, is entitled to one vote at the Annual General Meeting. As of January 12, 2023, Carnival plc had 217,371,552 ordinary shares in issue. However, the 40,555,198 Carnival plc ordinary shares directly or indirectly held by Carnival Corporation have no voting rights (in accordance with the Articles of Association of Carnival plc). As of January 12, 2023, 31,235,457 Carnival plc ordinary shares are held in treasury. As a result, as of January 12, 2023, the total voting rights in Carnival plc were 145,580,897 ordinary shares.



HOW ARE VOTES COUNTED?

You may vote “FOR,” “AGAINST” or “ABSTAIN” for each of the resolutions, except that in the case of Proposal 13, you may vote for "1 YEAR," "2 YEARS," "3 YEARS" or "ABSTAIN". If you “ABSTAIN,” it has no effect on the outcome of the votes, although abstentions will be counted for the purposes of determining if a quorum is present for joint electorate actions.

Annex A—Carnival plc Directors' Report

Carnival plc and Carnival Corporation are separate legal entities (together referred to as "Carnival Corporation & plc") and each company has its own Board of Directors and Committees of the Board. However, as is required by the agreements governing the dual listed company ("DLC") arrangement, there is a single executive management team and the Boards of Directors and members of the Committees of the Boards are identical. This Directors' Report has been prepared and presented in accordance with and in reliance upon UK company law and, accordingly, the liabilities of the Directors in connection with this Directors' Report shall be subject to the limitations and restrictions provided by such law.

Information regarding future developments of the business and business model of Carnival Corporation & plc can be found in following sections of the Carnival plc Strategic Report that accompanies the Carnival plc financial statements (the "Strategic Report"): 1.A.II Mission (Purpose), Vision, Values and Priorities and 1.C. Our Global Cruise Business. The financial risk management objectives and policies and exposure to fuel price risk, foreign currency exchange rate risk, fair value risk, interest rate risk, credit risk, and liquidity risk can be found in Note 24 to the Carnival plc financial statements. This Directors' Report and the Strategic Report constitute Carnival plc's Management Report for the year ended 30 November 2022, in accordance with DTR 4.1.8R.

In accordance with the UK Financial Conduct Authority's Listing Rules, the information required to be disclosed under Listing Rule 9.8.4R, to the extent applicable to Carnival plc, can be found at the references set out in the following table:

Required Information	Cross-Reference
Interest capitalized by the Carnival plc group	Note 10 to Carnival plc group financial statements
Details of long-term incentive schedules	Carnival plc Directors' Remuneration Report under "Long-Term Incentive Compensation."
LR 9.2.18 disclosure	"Profit Forecasts"

Other disclosure requirements in Listing Rule 9.8.4R are not applicable to Carnival Corporation & plc.

DIVIDENDS

During the years ended November 30, 2022 and November 30, 2021, Carnival plc did not pay any dividends. On March 30, 2020, the Boards suspended future dividends. Accordingly, no dividends have been paid in fiscal 2022 or are proposed in respect of fiscal 2023.

SHARE CAPITAL AND CONTROL

Changes in the share capital of Carnival plc during fiscal 2022 are given in Note 18 to the Carnival plc group financial statements.

The share capital of Carnival plc at January 12, 2023 is constituted by two allotted and issued subscriber shares of £1 each, 50,000 allotted but unissued redeemable preference shares of £1 each, one allotted and issued special voting share of £1, one equalization share of £1 and 217,371,552 allotted and issued ordinary shares of $1.66 each. The subscriber shares carry no voting rights and no right to receive any dividend or any amount paid on a return of capital. The equalization share carries no voting rights. The redeemable preference shares carry no voting rights, but are entitled to payment of a cumulative preferential fixed dividend of eight per cent per annum on the amount paid up on each such share that is in issue. On a return of capital on a winding up or otherwise, the redeemable preference shares rank behind the ordinary shares but ahead of any other class of shares, and are entitled to receive payment of the amount paid up or credited as paid up on each such share. Redeemable preference shares which are fully paid may be redeemed at any time at the election of the holder or of Carnival plc, in which case the amount payable on redemption is the amount credited as paid up on each share which is redeemed, together with all arrears and accruals of the preferential dividend.

Details of restricted stock units granted to employees are given in Note 20 to the Carnival plc group financial statements.

The Articles of Association of Carnival plc contain provisions which, in certain circumstances, would have the effect of preventing a shareholder (or a group of shareholders acting in concert) from holding or exercising the voting rights attributable to shares in Carnival plc which are acquired by them. These provisions would have effect if a shareholder (or a group of shareholders acting in concert) were to acquire ordinary shares in Carnival plc with the result that the total voting rights exercisable by that shareholder or group of shareholders on matters put to a vote as joint electorate actions under the DLC arrangement would exceed 30 percent of the total voting rights exercisable in respect of any joint electorate action. They would also have effect if a shareholder (or group of shareholders acting in concert) already holding between 30 percent and 50 percent of the total voting rights exercisable in respect of any joint electorate action were to acquire shares in Carnival plc and thereby increase the percentage of voting rights so held. In each such case, the percentage of voting rights held is determined after taking into account voting rights attributable to shares of Carnival Corporation common stock held by such shareholder (or group of shareholders) and also taking into account the effect of the equalization ratio which gives effect to common voting by the shareholders of Carnival plc and Carnival Corporation on joint electorate actions under the DLC arrangement.

Under the relevant provisions of the Articles of Association of Carnival plc (articles 277 to 287) shares which are acquired by a person and which trigger the thresholds referred to in the foregoing paragraph may be sold at the direction of the Board, and the proceeds remitted to the acquiring shareholder, net of any costs incurred by Carnival plc. Pending such sale any dividends paid in respect of such shares would be paid to a charitable trust, and the trustee of such trust would be entitled to exercise the voting rights attaching to the shares. The restrictions summarized in the preceding paragraphs would not apply in the case of an acquisition of shares that is made in conjunction with a takeover offer for Carnival plc, which is announced in accordance with the City Code on Takeovers and Mergers, for so long as that offer has not lapsed or been withdrawn. However, if such a takeover offer is not made, or lapses or is withdrawn, the restrictions will apply in respect of any acquired shares.

The foregoing is a summary only of the relevant provisions of the Articles of Association of Carnival plc, and for a complete understanding of their effect, shareholders are recommended to refer to the Articles of Association themselves. A copy of the Articles of Association of Carnival plc is available at Carnival plc's website at www.carnivalplc.com or upon request from the Company Secretary, 3655 N.W. 87th Avenue, Miami, Florida 33178, United States.

There are twelve significant agreements to which Carnival plc is a party, which may be altered or terminated in the event of a change of control as follows:

- Under the **Facilities Agreement** originally dated May 18, 2011, as amended and restated on August 6, 2019, as further amended on December 31, 2020, May 11, 2021, September 30, 2021 and February 11, 2022, and as may be further amended and extended from time to time, by and among Carnival Corporation, Carnival plc, Bank of America Merrill Lynch International Designated Activity Company (as facilities agent), and a syndicate of financial institutions, which provides for approximately $1.7 billion, €1.0 billion and £150 million in revolving credit facilities, the revolving credit facilities may, under certain circumstances, be cancelled upon a change of control of Carnival plc (other than a change which results in control of Carnival plc being vested in Carnival Corporation or in certain members of the Arison family or trusts related to them).
- Under the **Term Loan Agreement** dated as of June 30, 2020, as amended on December 3, 2020 and as further amended on June 30, 2021, October 5, 2021 and October 18, 2021, among Carnival Corporation, as lead borrower, Carnival Finance, LLC, as co-borrower, Carnival plc, as a guarantor, the subsidiary guarantors party thereto, JPMorgan Chase Bank, N.A., as administrative

agent, and the other financial institutions party thereto from time to time (the "Term Loan Agreement"), Carnival Corporation and Carnival Finance, LLC incurred two tranches of term loans in the initial aggregate principal amounts of $1.86 billion and €0.8 billion, respectively, as well as an incremental tranche of $2.3 billion. Under certain circumstances, a change of control of Carnival plc (other than a change which results in control of Carnival plc being vested in Carnival Corporation or in certain members of the Arison family or trusts related to them) could constitute an event of default under the Term Loan Agreement, which would permit the lenders thereunder to accelerate the term loans.

- Under:
  (i) the **Indenture dated as of July 20, 2020** among Carnival Corporation as issuer, Carnival plc, the other Guarantors party thereto and U.S. Bank, National Association, as trustee, security agent, principal paying agent, transfer agent and registrar, as supplemented by the First Supplemental Indenture, dated as of November 18, 2020, relating to the U.S. dollar-denominated 10.500% Second-Priority Senior Secured Notes due 2026 in an aggregate principal amount of $775 million and the Euro-denominated 10.125% Second-Priority Senior Secured Notes due 2026 in an aggregate principal amount of €425 million;
  (ii) the **Indenture dated as of August 18, 2020** among Carnival Corporation as issuer, Carnival plc, the other Guarantors party thereto and U.S. Bank, National Association, as trustee, security agent, principal paying agent, transfer agent and registrar, as supplemented by the First Supplemental Indenture, dated as of November 18, 2020, relating to the 9.875% Second-Priority Senior Secured Notes due 2027 in an aggregate principal amount of $900 million;
  (iii) the **Indenture dated as of November 25, 2020** among Carnival Corporation as issuer, Carnival plc, the other Guarantors party thereto and U.S. Bank, National Association, as trustee, principal paying agent, transfer agent and registrar, relating to the U.S. dollar-denominated 7.625% Senior Unsecured Notes due 2026 in an aggregate principal amount of $1.45 billion and the Euro-denominated 7.625% Senior Unsecured Notes due 2026 in an aggregate principal amount of €500 million;
  (iv) the **Indenture dated as of February 16, 2021** among Carnival Corporation as issuer, Carnival plc, the other Guarantors party thereto and U.S. Bank, National Association, as trustee, principal paying agent, transfer agent and registrar, relating to the 5.75% Senior Unsecured Notes due 2027 in an aggregate principal amount of $3.5 billion;
  (v) the **Indenture dated as of July 26, 2021**, among Carnival Corporation, as issuer, Carnival plc, the other Guarantors party hereto and U.S. Bank National Association, as trustee, principal paying agent, transfer agent, registrar and security agent, relating to the 4.00% First-Priority Senior Secured Notes due 2028 in the aggregate principal amount of $2.4 billion; and
  (vi) the **Indenture dated as of November 2, 2021**, among Carnival Corporation, as issuer, Carnival plc, the other Guarantors party hereto and U.S. Bank National Association, as trustee, principal paying agent, transfer agent, registrar and security agent, relating to the 6.000% Senior Unsecured Notes due 2029 in an aggregate principal amount of $2 billion,
  (vii) the **Indenture dated as of May 25, 2022**, among Carnival Corporation, as issuer, Carnival plc, the other Guarantors party hereto and U.S. Bank Trust Company, National Association, as trustee, principal paying agent, transfer agent, registrar and security agent, relating to the 10.500% Senior Unsecured Notes due 2030 in an aggregate principal amount of $1 billion,

  Carnival Corporation may be required to make an offer to repurchase the notes issued under the relevant indenture at a redemption price of 101% of the principal amount of the notes upon the occurrence of certain change of control triggering events that are accompanied by a specified ratings downgrade with respect to the notes issued under the relevant indenture.
- Under the **Indenture dated as of October 25, 2022** among Carnival Holdings (Bermuda) Limited, as issuer, Carnival Corporation, Carnival plc, the other Guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee,

principal paying agent, transfer agent and registrar, relating to the 10.375% Senior Unsecured Notes due 2028 in an aggregate principal amount of $2.03 billion, Carnival Holdings (Bermuda) Limited may be required to make an offer to repurchase the notes issued under the Indenture at a redemption price of 101% of the principal amount of the notes upon the occurrence of certain change of control triggering events that are accompanied by a specified ratings downgrade with respect to the notes issued under the Indenture.

- Under the **Indenture dated as of April 6, 2020** among Carnival Corporation, Carnival plc, the subsidiary guarantors party thereto and U.S. Bank National Association, as trustee, as supplemented by the First Supplemental Indenture dated as of June 30, 2020 and the Second Supplemental Indenture dated as of Jul 8, 2020, relating to the 5.75% Convertible Senior Notes due 2023 in an aggregate principal amount of $2 billion (of which $96 million is outstanding as of November 30, 2022), if Carnival Corporation undergoes certain corporate events (each, a "fundamental change"), subject to certain conditions, holders may:
  (a) convert their convertible notes into, at the election of Carnival Corporation, common stock of Carnival Corporation or cash or both, at a conversion rate specified in the indenture; or
  (b) require Carnival Corporation to repurchase for cash all or any portion of their convertible notes at par.
- Under:
  (i) the **Indenture dated as of August 22, 2022** among Carnival Corporation, Carnival plc, the subsidiary guarantors party thereto and U.S. Bank National Association, as trustee, as supplemented by the First Supplemental Indenture dated as of November 1, 2022, relating to the 5.75% Convertible Senior Notes due 2024 in an aggregate principal amount of $426 million, and
  (ii) the **Indenture dated as of November 18, 2022** among Carnival Corporation, Carnival plc, the subsidiary guarantors party thereto and U.S. Bank National Association, as trustee, relating to the 5.75% Convertible Senior Notes due 2027 in an aggregate principal amount of $1.13 billion, if Carnival Corporation undergoes certain corporate events (each, a "fundamental change"), subject to certain conditions, holders may require Carnival Corporation to repurchase for cash all or any portion of their convertible notes at par.

  Subject to certain exceptions, a fundamental change would occur upon, among others:
  (1) a merger transaction pursuant to which Carnival Corporation's common stock is converted into other securities or assets;
  (2) the sale of all or substantially all of the assets of Carnival Corporation to a third party; or
  (3) a person or group (other than certain members of the Arison family or trusts related to them) becoming the beneficial owners of more than 50% of the rights to vote to elect the members of the Boards of Directors of Carnival Corporation and Carnival plc.

ARTICLES OF ASSOCIATION

The Articles of Association of Carnival plc may be amended by the passing of a special resolution of the shareholders. In common with many other corporate actions that might be undertaken by Carnival plc, such a resolution would be proposed as a joint electorate action on which the shareholders of Carnival plc and of Carnival Corporation effectively vote as a single unified body, as contemplated by the DLC arrangement.

PURCHASE OF OWN SHARES

In June 2021, the Boards of Directors authorized us to sell up to $500 million of Carnival Corporation common stock in the U.S. market and repurchase up to $500 million of Carnival plc ordinary shares in the UK as part of the Stock Swap Program. The Stock Swap Program allows us to realize a net cash benefit when Carnival Corporation common stock is trading at a premium to the price of Carnival plc ordinary shares. Under the Stock Swap Program, we may elect to offer and sell shares of Carnival Corporation common stock, at prevailing market prices in ordinary brokers' transactions and repurchase an equivalent number of Carnival plc ordinary shares in the UK market. During fiscal 2022, Carnival Corporation repurchased 5,958,558 Carnival plc ordinary shares with a nominal value of $9,891,206, representing 4.1% of the called-up share capital of Carnival plc (which does not include the disenfranchised shares held by Carnival Corporation) as of November 30, 2022, for aggregate consideration of $86,112,061 under the Stock Swap Program. The Stock Swap program does not have an expiration date and may be discontinued by us at any time or upon achieving the authorized repurchase amount. Other than pursuant to the Stock Swap Program, there were no purchases of Carnival plc shares by Carnival Corporation or Carnival plc during fiscal 2022. As of January 12, 2022, the latest practicable date prior to the publication of this document, and taking into account purchases by Carnival Corporation of Carnival plc's shares in prior years, Carnival Corporation holds, directly or indirectly, 40,555,198 Carnival plc ordinary shares with a nominal value of $67,321,628, representing 27.9% of called-up share capital of Carnival plc. Carnival plc shares held by Carnival Corporation, including those repurchased under the Stock Swap Program, do not have any voting rights (in accordance with the Articles of Association of Carnival plc).

Shareholder approval is not required to buy back shares of Carnival Corporation, but is required under the UK Companies Act 2006 to buy back shares of Carnival plc. At the Annual General Meeting held on April 8, 2022, the authority for Carnival plc to buy back its own shares was approved. This authority enabled Carnival plc to buy back up to 18,500,792 ordinary shares of Carnival plc (being approximately 10 percent of Carnival plc's ordinary shares in issue). Under that authority, 4,010,965 Carnival plc ordinary shares have been purchased through January 12, 2023. That approval expires on the earlier of:

- the conclusion of Carnival plc's 2023 Annual General Meeting; or
- October 7, 2023.

Carnival Corporation & plc treats any such purchases made by Carnival Corporation under the Stock Swap Program as if they were made by Carnival plc under the Carnival plc buyback authority.

PROFIT FORECASTS

In our fourth quarter Business Update during 2021, as well as the first, second and third quarter Business Updates during 2022, we included the following guidance which represented a profit forecast for purposes of LR 9.2.18R.

In the fourth quarter of 2021 ("Q4 2021 Update"), we reported that we expected (a) a net loss for the first half of 2022 and (b) a profit for the second half of 2022 on both a U.S. GAAP and adjusted basis

In the first quarter of 2022 ("Q1 2022 Update"), we reported that we expected (a) monthly adjusted EBITDA to turn positive at the beginning of our summer season, (b) a net loss on U.S. GAAP and adjusted basis for the second quarter, (c) a profit for the third quarter, and (d) a net loss for the full year 2022.

In the second quarter of 2022, we reported that we expected (a) positive adjusted EBITDA for the third quarter, (b) a net loss for the third quarter, and (c) a net loss for full year 2022.

In the third quarter of 2022, we reported that we expected (a) a net loss for the fourth quarter, (b) breakeven to slightly negative adjusted EBITDA for the fourth quarter, (c) positive adjusted EBITDA for second half of 2022, and (d) on a year-over-year basis, improvement in adjusted EBITDA.

Our actual results were in line with the guidance above (to the extent the relevant periods ended), with the exception of the following:

- The guidance reported in our Q4 2021 Update related to the expected profit for the second half of 2022 compares to second half of 2022 result of a net loss of $2.4 billion (U.S. GAAP) and $1.8 billion (adjusted basis).
- The guidance reported in our Q1 2022 Update related to the expected profit for the third quarter

compares to the third quarter result of a net loss of $0.8 billion (U.S. GAAP) and $0.7 billion (adjusted basis).

These differences were primarily a result of the impact of and uncertainties from COVID-19 and the Omicron variant, the invasion of Ukraine and the sustained increase of the price of fuel.

DIRECTORS

The names of all persons who served as Directors of Carnival Corporation and Carnival plc during fiscal 2022 are as follows: Micky Arison; Sir Jonathon Band; Jason Glen Cahilly; Helen Deeble; Arnold W. Donald (resigned from the Boards of Directors effective November 30, 2022); Jeffrey J. Gearhart; Richard J. Glasier; Katie Lahey; Sara Mathew (appointed to the Boards of Directors effective November 14, 2022); Sir John Parker; Stuart Subotnick; Laura Weil; Josh Weinstein (appointed to the Boards of Directors effective August 1, 2022); and Randall Weisenburger. Biographical notes about each of the Directors nominated for election or re-election are contained in the Proxy Statement.

Details of the Directors' membership on Board Committees are set out in the Carnival plc Corporate Governance Report attached as Annex C to the Proxy Statement.

Upon becoming a member of the Board of Directors of Carnival plc, each new Director participates in an induction process, which includes:

- a meeting with all of the current Directors;
- provision of an induction pack;
- site visits (some of which were delayed given the impact of the COVID-19 pandemic); and
- meetings with senior and operational management teams.

The Directors update their skills, knowledge and familiarity with Carnival plc by meeting with senior management, visiting regional and divisional operating offices and receiving updates and training coordinated by management. The appointment and replacement of Directors of Carnival plc is governed by the provisions of the Articles of Association of Carnival plc and also by the provisions of the Equalization and Governance Agreement entered into on April 17, 2003 on the establishment of the DLC arrangement. The Articles of Association and the Equalization and Governance Agreement require that the Boards of Directors of Carnival plc and Carnival Corporation be comprised of exactly the same individuals.

The business of Carnival plc is managed by the Board of Directors, which may exercise all the powers of Carnival plc, including, without limitation, the power to:

- dispose of all or any part of our assets;
- borrow money;
- mortgage or pledge any of its assets;
- purchase Carnival plc's shares; and
- issue debentures, shares or other securities.

Details of the Directors' remuneration and their interests in the shares of Carnival Corporation and Carnival plc are set out in Part II of the Carnival plc Directors' Remuneration Report attached as Annex B to the Proxy Statement.

SUBSTANTIAL SHAREHOLDINGS

As of November 30, 2022, Carnival plc has been notified of material interests of three percent or more in Carnival plc's total voting rights as follows:

Shareholder	Number of Voting Rights (#)	Percentage of Voting Rights as of January 12, 2023 (%)
Aristeia Capital, L.L.C.(1)	10,140,504	7.0
Barclays Bank Plc	7,155,308	4.9
BlackRock, Inc.	7,395,735	5.1
Norges Bank (The Central Bank of Norway)	11,785,088	8.1
UBS Group AG	6,184,921	4.3

(1) Affiliates of Aristeia Capital, L.L.C. have an interest in these shares.

Carnival plc has not been notified of any changes in the number of voting rights held between December 1, 2022 and January 12, 2023, the latest practicable date.

Carnival Corporation and Carnival Investments Limited are the holders of an aggregate of 40,555,198 Carnival plc ordinary shares as of January 12, 2023. These shares carry no voting rights or rights on liquidation unless Carnival Corporation owns over 90 percent of all the Carnival plc ordinary shares. Accordingly, the details of voting rights given in the preceding table take account of the absence of voting rights carried by these shares.

Except for the above, no person has disclosed relevant information to Carnival plc pursuant to Chapter 5 of the Disclosure Guidance and Transparency Rules.

CORPORATE GOVERNANCE AND DIRECTORS' REMUNERATION

A report on corporate governance and compliance with the UK Corporate Governance Code is contained in the Carnival plc Corporate Governance Report attached as Annex C to the Proxy Statement. Part I of the Carnival plc Directors' Remuneration Report is included in the Proxy Statement and Part II of the Carnival plc Directors' Remuneration Report is attached as Annex B to the Proxy Statement.

CORPORATE AND SOCIAL RESPONSIBILITY

HEALTH, ENVIRONMENTAL, SAFETY, SECURITY AND SUSTAINABILITY CORPORATE POLICY

At Carnival Corporation & plc, our mission and purpose is to deliver unforgettable happiness to our guests by providing extraordinary cruise vacations, while honoring the integrity of every ocean we sail, place we visit and life we touch. We strive to be a company that people want to work for and to be an exemplary global corporate citizen. Our commitment and actions to keep our guests and crew members safe and comfortable, protect the environment, develop and provide opportunities for our workforce, strengthen stakeholder relations and enhance both the communities where we work as well as the port communities that our ships visit, are reflective of our brands' core values and vital to our success as a business enterprise.

The Boards of Directors of Carnival Corporation & plc established Board-level Health, Environmental, Safety & Security ("HESS") Committees comprised of six independent Directors. The principal function of the HESS Committees is described in our Corporate Governance Report under "Committees of the Boards."

In addition, Carnival Corporation & plc's Health, Environmental, Safety, Security and Sustainability Corporate Policy describes our commitments to:

- Complying with or exceeding all legal and statutory requirements related to HESS and sustainability throughout our business activities;
- Protecting the environment, including the marine ecosystems in which our vessels sail and the communities in which we operate, striving to prevent adverse consequences and using resources sustainably;
- Protecting the health, safety and security of our guests, employees and all others working on our behalf, thereby promoting an organization that promotes well-being and always strives to be free of injuries, illness, and loss;
- Reducing our greenhouse gas and other airborne emissions with an aspiration to achieve net carbon-neutral ship operations;
- Supporting sustainable tourism practices by respecting the culture, history, natural resources, and people of the communities we visit;
- Supporting a circular economy by engaging employees and working with our supply chain to source responsibly, reduce packaging, reuse materials, increase recycling and reduce waste; and
- Recruiting, growing, and maintaining a diverse and inclusive workforce that promotes equity.

The Health, Environmental, Safety, Security and Sustainability Corporate Policy is published on the Carnival Corporation & plc website at **www.carnivalcorp.com** and **www.carnivalplc.com**.

The Boards recognize that Carnival Corporation & plc needs to ensure that there is a consistent standard of operation throughout their fleet in keeping with their leading position in the cruise industry. In this regard, the Carnival Corporation & plc Maritime Operations Department is headed by a Chief Maritime Officer, with a full-time professional and administrative staff, and is responsible for providing a common, integrated approach to management of HESS matters and for reporting to the HESS Committees on such matters. The Chief Maritime Officer reports to our CEO and to our Chair of the HESS Committees.

The Boards of Directors of Carnival Corporation & plc have also established Board-level Compliance Committees comprised of six independent Directors. The principal function of the Compliance Committees is to assist with the Boards' oversight of our ethics and compliance activities, as further described in our Corporate Governance Report under "Committees of the Boards."

Carnival Corporation & plc recognizes our responsibility to provide industry leadership and to conduct our business as a responsible global citizen.

Our corporate leadership is manifested in our Code of Business Conduct and Ethics, which requires that every employee and member of the Boards use sound judgment, maintain high ethical standards and demonstrate honesty in all business dealings. As a responsible global citizen, Carnival Corporation & plc is committed to achieving and maintaining the highest standards of professional and ethical conduct.

Risk Advisory & Assurance Services ("RAAS") is Carnival Corporation & plc's internal audit department and is headed by the Chief Audit Officer, who reports directly to our Chairs of the Audit and HESS Committees. Our Chief Audit Officer also has a "dotted" reporting line to the Chief Risk and Compliance Officer. RAAS conducts annual HESS audits of each brand's head office and of each ship in our fleet. These audits are in addition to the audits performed by third-party certification and regulatory auditors.

Each RAAS HESS audit is organized and planned to:

- verify compliance with applicable rules, corporate standards, brand policies and procedures, regulations, codes and guidance directly involved in the safe conduct of ship operations;
- verify the effectiveness and efficiency of the shipboard and shore-side HESS management systems; and
- identify opportunities for continuous improvement.

Further details of matters related to health, environmental, safety, security and sustainability reporting and community relations at Carnival Corporation & plc are available in our Strategic Report and in the "Sustainability" section of the Carnival Corporation & plc website at **www.carnivalcorp.com** and **www.carnivalplc.com** and our sustainability website at **www.carnivalsustainability.com**.

EMPLOYEES

Carnival Corporation & plc own and operate a portfolio of brands in North America, Europe, Australia and Asia comprised of nine cruise lines:


Carnival
CARNIVAL CRUISE LINE
SEABOURN
SEABOURN
CUNARD
CUNARD
Holland America Line
HOLLAND AMERICA LINE
AIDA
AIDA CRUISES
P&O CRUISES AUSTRALIA
P&O CRUISES (AUSTRALIA)
PRINCESS
PRINCESS CRUISES
Costa
COSTA CRUISES
P&O CRUISES
P&O CRUISES (UK)

Our corporate office and individual brands employ a variety of methods, such as intranet sites, management briefings, newsletters and reward programs to encourage employee involvement and to keep employees informed of the performance, development and progress of Carnival Corporation & plc.

Diversity, Equity and Inclusion

We believe that diversity, equity and inclusion issues, such as the attraction, retention, development and promotion of underrepresented groups, such as women and people of color, are not only important topics in corporations and boardrooms world-wide, but they are also critically important to sustaining and increasing the success of our business. We recognize that maintaining a diverse and inclusive workforce promotes an open, tolerant and positive work environment where everyone's different talents and strengths can be utilized. We work to attract, motivate, develop and retain the best talent from the diversity the world offers. We believe that our ability to be competitive and to thrive globally depends on it. For a number of years, we have partnered with organizations focused on improving the diversity and inclusiveness of workplaces and by extension, society in general. We strive to achieve greater performance through capturing the power of employee diversity across all elements such as race, ethnicity, age, gender and sexual orientation and identification.

Josh Weinstein, our President, CEO and Chief Climate Officer, has committed to Catalyst's "Catalyst CEO Champions for Change" initiative to support the advancement of women's leadership and diversity in the workplace. We are also a global partner of the International LGBTQ+ Travel Association (IGLTA), the world's leading network of LGBTQ+ welcoming tourism businesses. Through our partnership, we will help promote equality and safety for LGBTQ+ tourism worldwide.

Senior employees within Carnival Corporation & plc are eligible to participate in either the Carnival plc 2014 Employee Share Plan or the Carnival Corporation 2020 Stock Plan, further details of which are provided in Carnival plc's Directors' Remuneration Report attached as Annex B to the Proxy Statement. These plans reinforce the philosophy of encouraging senior employees to contribute directly to the achievement of Carnival Corporation & plc's goals and of rewarding individual and collective success.

It is the policy of Carnival Corporation & plc that disabled persons should receive full and fair consideration for all job vacancies and promotions for which they are qualified applicants. It is the policy of Carnival Corporation & plc to seek to retain employees who become disabled while in their service whenever possible and to provide appropriate training and accommodations for disabled persons. Training and career development are provided and encouraged for all employees, including disabled persons.

Information on the gender diversity of senior management and their direct reports is included in the Strategic Report in section 1.C.XII. Human Capital Management and Employees.

OTHER STAKEHOLDERS

Information regarding our business relationships with clients, end customers, suppliers and regulators can be found in the following sections of the Strategic Report: 1.A.II. Mission (Purpose), Vision, Values and Priorities, 1.C.III. Ships Under Contracts for Construction, 1.C.VII. Cruise Pricing and Payment Terms, 1.C.IX. Onboard and Other Revenues, 1.C.XI. Sales Channels, 1.C.XV. Supply Chain, 1.C.XIX. Governmental Regulations and 7. Section 172(1) Statement.

Political Contributions

Carnival plc did not make any political contributions to any political organization during the year ended November 30, 2022 (2021—nil). Carnival plc's subsidiaries made political contributions to organizations outside the European Union of $0.1 million (2021—$0.075 million).

Corporate Governance Statement

The corporate governance statement, prepared in accordance with rule 7.2 of the FCA's Disclosure Guidance and Transparency Rules sourcebook, can be found in the Carnival plc Corporate Governance Report attached as Annex C to the Proxy Statement. The Carnival plc Corporate Governance Report forms part of this Carnival plc Directors' Report and is incorporated into it by this reference.

Independent Auditors

The independent auditors, PricewaterhouseCoopers LLP, have indicated their willingness to continue in office and a resolution that they be re-appointed will be proposed at the 2023 Annual General Meeting.

Statement of Directors' Responsibilities

The Directors are responsible for preparing the Carnival plc Annual Report in accordance with applicable law and regulations for each financial year.

Under company law, the Directors have prepared the group financial statements in accordance with UK-adopted international accounting standards and the company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards, comprising the FRS 101 "Reduced Disclosure Framework" and applicable law).

Under company law, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of Carnival plc and the Carnival plc group and of the net income of the Carnival plc group for that period. In preparing the financial statements the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgments and estimates that are reasonable and prudent;
- state whether applicable UK-adopted international accounting standards have been followed for the group financial statements and United Kingdom Accounting Standards, comprising FRC 101 and applicable law have been followed for the company financial statements, subject to any material departures disclosed and explained in the financial statements; and
- prepare the group and parent company financial statements on the going concern basis unless it is inappropriate to presume that the group and company will continue in business.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain Carnival plc's and Carnival plc group's transactions and disclose with reasonable accuracy at any time the financial position of Carnival plc and the Carnival plc group and to enable them to ensure that the Carnival plc Annual Report complies with the UK Companies Act 2006.

The Directors are also responsible for safeguarding the assets of Carnival plc and the Carnival plc group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on its website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Each of the Directors, whose names and functions are listed in the Proxy Statement, confirms that, to the best of his or her knowledge:

(a) the Carnival plc group financial statements, which have been prepared in accordance with UK-adopted international accounting standards, give a true and fair view of the assets, liabilities, financial position and loss of the Carnival plc group;

(b) the Carnival plc company financial statements, which have been prepared in accordance with United Kingdom Accounting Standards, comprising FRS 101 and applicable law, give a true and fair view of the assets, liabilities and financial position of Carnival plc;

(c) the Directors' Report attached as Annex A to the Proxy Statement and the Strategic Report include a fair view of the development and performance of the business and the position of the Carnival plc group and Carnival plc, together with a description of the principal risks and uncertainties that they face; and

(d) the Carnival plc Annual Report taken as a whole, is fair, balanced and understandable and provide the information necessary for the shareholders of Carnival plc to assess the position and performance, business model and strategy of the Carnival plc group and Carnival plc.

As part of the process to reach the conclusion in (d) above as well as the overall annual report review process, the Audit Committees received and reviewed drafts of the components of the annual report and provided feedback at a meeting with management to discuss the disclosures in advance of our fiscal year end. Feedback received was appropriately addressed ahead of the January meeting of the Audit Committees where the updated draft Annual Report was reviewed and the January meeting of the Boards where the final Annual Report was reviewed and approved.

In the case of each Director in office at the date the Directors' Report is approved:

- so far as the Director is aware, there is no relevant audit information of which the Carnival plc group's and Carnival plc's auditors are unaware; and
- they have taken all the steps that they ought to have taken as a Director in order to make themselves aware of any relevant audit information and to establish that Carnival plc group's and Carnival plc's auditors are aware of that information.

This Directors' Report was approved by the Board of Directors and is signed by order of the Board of Directors by



ARNALDO PEREZ
Company Secretary

January 27, 2023

Carnival plc
Incorporated and registered in England and Wales under number 4039524

Annex B—Carnival plc Directors' Remuneration Report (Part II)

Certain information required to be included in the Carnival plc Directors' Remuneration Report is set forth in Part I (which is also known as the Compensation Discussion and Analysis) and in the "Non-Executive Director Compensation" and "Compensation Tables" sections of the Notice of Annual Meetings and Proxy Statement to which this Report is annexed (the "Proxy Statement"). The Compensation Discussion and Analysis and the relevant parts of the Proxy Statement should be read in conjunction with this Part II.

As explained in Part I, Parts I and II of the Carnival plc Directors' Remuneration Report form part of the Carnival plc Annual Report for the year ended November 30, 2022. Carnival plc and Carnival Corporation are separate legal entities (together referred to as "Carnival Corporation & plc") and each company has its own Board of Directors and Compensation Committee. However, as required by the agreements governing the dual listed company ("DLC") arrangement, there is a single management team and the Boards of Directors and members of the Committees of the Boards are identical. Accordingly, consistent with prior years, we have included remuneration paid by Carnival Corporation and Carnival plc in the Carnival plc Directors' Remuneration Report. The Directors are primarily paid by Carnival Corporation as part of the DLC arrangement.

Both Parts I and II of the Carnival plc Directors' Remuneration Report are in compliance with Schedule 8 of the LMCG Regulations and the UK Corporate Governance Code, the UK Companies Act 2006 and the Listing Rules of the FCA. In particular, our executive compensation program takes into account the principles outlined in Provision 40 of the UK Corporate Governance Code, as set forth in Parts I and Part II of the Carnival plc Directors' Remuneration Report.

The Carnival plc Directors' Remuneration Report (other than the Carnival plc Directors' Remuneration Policy which is set out in Section B of this Part II) is subject to an advisory (non-binding) vote at the 2023 Annual General Meeting. Section A of this Part II is the Implementation Section, which contains the disclosures in respect of the actual pay outcomes for fiscal 2022. Section B contains the Directors' Remuneration Policy, which is subject to a binding vote at the 2023 Annual General Meeting and will, if approved, take effect from April 21, 2023.

1. Statement by Randall Weisenburger, Chair of the Compensation Committees

The major decisions on Directors' remuneration and the changes on Directors' remuneration during the year (and the context for these decisions and changes) are summarized in the "Executive Summary" section in Part I of the Carnival plc Directors' Remuneration Report as well as my other letter as Chair of the Compensation Committees set out in Part I of the Carnival plc Directors' Remuneration Report.

Our pay practices are consistent with best and established market practice provisions in the U.S. where, for example it is not common to defer the release of long-term incentive grants following their vesting or to require executives to maintain a shareholding following their departure from the group. The Compensation Committees have considered the potential implications of adopting such developments in UK practice since the last policy review and concluded that it would both unnecessarily place Carnival Corporation & plc at a competitive disadvantage to other large U.S. headquartered companies and that the corresponding increase in the overall quantum of pay required to offset the diminution in the packages arising from such provisions would not be in the interests of shareholders. The Compensation Committees will keep such matters and, in particular, whether they become more prevalent in the U.S. under review.

The performance results for fiscal 2022 short and long-term incentives are detailed in Part I. The Compensation Committees considered the outcome under the terms of the various variable pay arrangements and approved the results applying the discretion described in “2022 MIP Annual Bonus Performance” and “Disclosure and the Timing of Long-Term Incentive and Equity-Based Compensation.”

A new Directors' Remuneration Policy is being resubmitted to shareholders for approval at the 2023 Annual Meetings of Shareholders, as required. The new Directors' Remuneration Policy sets the framework under which the Compensation Committees make pay decisions affecting our Executive and Non-Executive Directors. No substantive changes to the Directors' Remuneration Policy are proposed, although:

- The caps under the long-term incentive compensation have been updated to better reflect the position under the shareholder approved long-term incentive plans;
- The summary of how the long-term incentive compensation will operate has been updated to reflect the current approach to operating them; and
- A minor change has been to the policy for Non-Executive Directors to permit the limits to be doubled if a Non-Executive chair is ever appointed.

These are intended to provide clarity and appropriate flexibility. There are no current plans to change our practices as a result of these changes.

The Compensation Committees continue to consider the Directors' Remuneration Policy to be appropriate, including the overall pay levels, having regard to the Executive Directors’ positioning relative to the Peer Group set out in Part I.

2. Implementation Section

2.1 IMPLEMENTATION OF APPROVED POLICY

The Directors’ Remuneration Policy that is currently in effect (the “2020 Policy”) was approved by the Carnival Corporation and Carnival plc shareholders at the Annual General Meeting held on April 6, 2020. The 2020 Policy will be operated by Carnival Corporation & plc until a new Directors’ Remuneration Policy is approved. The new Directors’ Remuneration Policy is being proposed for shareholder approval at the 2023 Annual General Meeting (the “2023 Policy”). The 2020 Policy is included within Annex B of the 2020 Notice of Annual Meetings of Shareholders and Proxy Statement, which is available on our website at **www.carnivalcorp.com** and **www.carnivalplc.com**. The Compensation Committees have regard to the UK Corporate Governance Code and are satisfied that the 2020 Policy supports the long-term success of Carnival Corporation & plc and includes due regard to corporate and social responsibility issues and to managing risk within the group. The 2023 Policy will be implemented for fiscal 2023 consistent with the descriptions of the 2023 compensation described in the tables below and in accordance with the approach to implementation set out in the compensation philosophy overview and disclosures found in Part I.

During the year, the following actions were taken for 2022 or anticipated for fiscal 2023 when implementing the 2020 Policy:

EXECUTIVE DIRECTORS

<table>
<tr><th>Compensation Element</th><th colspan="2">Actions Taken</th></tr>
<tr><td rowspan="4">BASE SALARY</td><td colspan="2">Annual Salaries (not audited)

Annual salary levels as at December 1, 2022 were:</td></tr>
<tr><td>• Mr. Weinstein</td><td>$1,250,000</td></tr>
<tr><td>• Mr. Arison</td><td>$1,000,000, however, effective April 1, 2020, at Mr. Arison's request, in order to preserve cash, the Compensation Committees authorized the suspension of his salary which remains effective through fiscal 2023.</td></tr>
<tr><td colspan="2">Mr. Weinstein's salary was increased to $1,250,000 in August 2022 upon assuming the role of President, CEO and Chief Climate Officer. No further change in salary is being made for fiscal 2023. No increase was made to Mr. Donald's salary for fiscal 2022. Mr. Donald retired from employment and the Boards of Directors effective November 30, 2022 and will not receive a salary for fiscal 2023 (although he will serve as a consultant as explained under "Outgoing CEO Consulting Agreement" in Part I of the Carnival plc Directors' Remuneration Report). At Mr. Arison's request, in order to preserve cash, the Compensation Committees authorized the continued suspension of Mr. Arison's salary for fiscal 2023.

Details of the companies considered as comparators for the market competitive reviews described above are set out in the "Process for Making Compensation Determinations" section in Part I.</td></tr>
</table>

Compensation Element	Actions Taken
ANNUAL BONUS	**Fiscal 2022 Annual Bonus (audited)** The annual bonus program is referred to as the Management Incentive Plan. Details of the performance measures and targets for Mr. Weinstein’s and Mr. Donald’s annual bonus in respect of fiscal 2022 are included in the “Annual Bonuses” section in Part I under “2022 Performance Objectives” and “2022 MIP Annual Bonus Performance.” The quantitative performance measures included adjusted EBITDA, average passenger occupancy, greenhouse gas intensity reduction, food waste reduction, and executive accountabilities. Please see Part I for additional information on the performance measures. Mr. Arison does not participate in our performance-based annual bonus program. Annual bonus for Executive Directors who served in fiscal 2022 were as follows: • Mr. Weinstein 919,178[(1)] • Mr. Donald $3,300,000 • Mr. Arison Nil (1) Represents Mr. Weinstein’s bonus for the time he served as an Executive Director. **Fiscal 2023 Annual Bonus—Performance measures and targets (not audited)** We will continue using a predominantly quantitative performance-based incentive program in 2023, with pre-defined metrics and goal levels consistent with the process set out in the “Annual Bonuses” and “Summary of Fiscal 2023 Named Executive Officer Compensation” sections in Part I. The performance measures for fiscal 2023 will be disclosed at the end of the performance period in the Carnival plc Directors’ Remuneration Report for fiscal 2023, as the Boards consider them strategic and commercially sensitive to disclose at this time. For fiscal 2023, Mr. Weinstein’s target bonus remained unchanged at $2,500,000 (with the maximum possible bonus being 200% of this level). As of November 30, 2022, Mr. Donald no longer participates in our performance-based annual bonus program, except with respect to payment of the fiscal 2022 bonus to be paid in early 2023. Mr. Arison does not participate in our performance-based annual bonus program. As reported in the “Annual Bonuses” section in Part I, the annual bonus program includes clawback features that will require participants to reimburse us for all or a portion of payments received under the program in the case of a participant’s wrongdoing that results in a material restatement of our financial statements.

Compensation Element	Actions Taken
LONG-TERM INCENTIVE COMPENSATION	**Long-Term Incentive Compensation in Fiscal 2022 (audited)** Descriptions of the ERA incentive and the share grants made to Mr. Weinstein and Mr. Donald during fiscal 2022 and their vesting conditions are set out in the “Disclosure and the Timing of Long-Term Incentive and Equity-Based Compensation” section in Part I. The ERA cash incentives and share grants made to Mr. Weinstein and Mr. Donald during fiscal 2022 are disclosed in “Grants of Plan-Based Awards in Fiscal 2022” table in “Compensation Tables” section of the Proxy Statement. No long-term incentive compensation was made to Mr. Arison in fiscal 2022. The 2020 annual performance-based share (“PBS”) grant made to Mr. Weinstein and Mr. Donald in February 2020 and a grant of PBS RSUs measuring performance of three ESG metrics over fiscal 2020-2022 (the “2020 Strategic ESG Goals PBS”) made in August 2020 each reached the end of the performance period at the end of fiscal 2022. The PBS and the 2020 Strategic ESG Goals PBS grants will vest and restrictions will lapse on February 6, 2023. Details of the 2020 PBS and Special PBS grant performance targets and results are set out in the “Disclosure of Prior Years’ Grant Results” section in Part I.
	Long-Term Incentive Compensation in Fiscal 2023 (not audited) The long-term incentive compensation for fiscal 2023 for Mr. Weinstein will include a PBS target grant with a value of $3.5 million and a time-based share ("TBS") long-term incentive grant with a value of $1.5 million. The monetary amounts referred to for the PBS grant are subject to quantitative performance conditions that will be applied to the target number of PBS RSUs at the end of the three-year performance period. The performance measures for the PBS grant will be disclosed in the Carnival plc Directors’ Remuneration Report for fiscal 2023 as the Boards consider them strategic and commercially sensitive to disclose at this time. The amount referred to for the TBS has three-year annual pro-rata vesting and is subject to continued employment. As explained in the “Equity-Based Compensation” section in Part I, grants are calculated by reference to the value of shares to facilitate external comparisons and also comparison to other forms of compensation. No long-term incentive compensation will be made to Mr. Arison in fiscal 2022.
BENEFITS	**Benefits in Fiscal 2022 (audited)** The detailed benefits provided to Mr. Arison are described in the footnotes to the “Single Figure Table” below. The detail of benefits provided to Mr. Weinstein and Mr. Donald is set out in the “All Other Compensation” table in the “Executive Compensation” section of the Proxy Statement.
	Benefits in Fiscal 2023 (not audited) Benefits provided to Mr. Arison and Mr. Weinstein in fiscal 2023 are expected to be similar to those provided in fiscal 2022.
PENSIONS	**Pensions in Fiscal 2022 (audited)** Details of the pension plan that Mr. Arison participated in fiscal 2022 are set out in “Total Pension Entitlements” section. Mr. Arison does not have any accrued benefits under his pension plan as of November 30, 2022. Mr. Weinstein and Mr. Donald do not have any pension entitlements other than employer contributions to Mr. Weinstein and Mr. Donald under the Carnival Corporation Fun Ship Savings Plan, a 401(k) plan. Mr. Donald will no longer participate in this plan except with respect contributions made prior to November 30, 2022.
	Pensions in Fiscal 2022 (not audited) No material changes to the arrangements are anticipated for 2023.

Compensation Policy	Actions Taken
STOCK OWNERSHIP POLICY	**Stock Ownership Policy (audited)** A description of the stock ownership policy applicable to Executive Directors is set out in the "Stock Ownership Policy" section in Part I. New Executive Directors are expected to be in compliance with the stock ownership policy within five years of the date of becoming an executive officer. Messrs. Arison, Weinstein and Donald were in compliance with the stock ownership policy as of November 30, 2022.

NON-EXECUTIVE DIRECTORS

Compensation Element	Actions Taken
FEES	**Fees in Fiscal 2022 (not audited)** As described in last year's Carnival plc Directors' Remuneration Report, during fiscal 2022, Non-Executive Directors received a $110,000 annual retainer. For fiscal 2022, the Senior Independent Director received an additional retainer of $25,000 per annum. In addition, Non-Executive Directors received an additional $30,000 compensation for serving as Chair of a Board Committee.
	Restricted Share Grants in Fiscal 2022 (audited) Each Non-Executive Director elected or re-elected in April 2022 received share grants worth approximately $175,000 on April 8, 2022. Each of these grants was based on the closing price of a share on that date of $18.34. Ms. Mathew, who was appointed to the Boards on November 14, 2022, received a prorated grant of 7,146 restricted shares on November 14, 2022 based on the closing share price on that date of $10.60. The restricted shares vest on April 8, 2025 and are not forfeited if a Director ceases to be a Director after having served as a Director for at least one year.
	Fees in Fiscal 2023 (not audited) No material changes to the arrangements are anticipated for 2023.

Compensation Policy	Actions Taken
STOCK OWNERSHIP POLICY	**Stock Ownership Policy (audited)** A description of the stock ownership policy applicable to Non-Executive Directors is set out in Section 2.11 Directors' Shareholding and Share Interests below. New Non-Executive Directors must achieve this requirement no later than five years from the date of their initial election to the Boards by the shareholders. Each of the Non-Executive Directors serving in fiscal 2022 is in compliance with this Board-mandated requirement.

2.2 SERVICE CONTRACTS (NOT AUDITED)

Because Directors do not have formal agreements, it is not feasible to include a table with the unexpired terms.

Non-Executive Directors are appointed under terms set out in a letter of appointment. They do not have service contracts and their appointments can be terminated (by the Boards) without any compensation on termination. However, they may retain their share grants (if they have already served for at least one year) and may receive a departing gift of up to $25,000 in value.

2.3 COMPENSATION COMMITTEES (NOT AUDITED)

The membership of the Compensation Committees during the year consisted of four members who are deemed independent by the Boards of Directors:

- Randall Weisenburger (Chair);
- Helen Deeble;
- Richard J. Glasier; and
- Laura Weil.

The members of the Compensation Committees are appointed by the Boards based on the recommendations of the Nominating & Governance Committees. Further details regarding the Compensation Committees (including the number of meetings of the Compensation Committees held in fiscal 2022 and the attendance of the members at such meetings) can be found in the Carnival plc Corporate Governance Report attached as Annex C to the Proxy Statement.

Details of the Compensation Committees' process for making compensation determinations, including the advice provided by internal colleagues and external advisors are set out in the "Process for Making Compensation Determinations" section in Part I. As stated in Part I, Frederic W. Cook & Co., Inc. (together with its UK affiliated firm, FIT Remuneration Consultants LLP, which is a member of the Remuneration Consultants Group, the UK professional body, and complies with its code of conduct) were appointed by the Compensation Committees as their external advisors. The advisors were appointed following a tender process and are subject to an ongoing periodic review by the Compensation Committees of their independence and quality. They provide no other services to Carnival Corporation & plc and, accordingly, are considered independent by the Compensation Committees and to provide objective advice.

Frederic W. Cook & Co., Inc. and FIT Remuneration Consultants LLP have each provided their written consent to the form and content of their references in the Carnival plc Directors' Remuneration Report and the Proxy Statement.

Fees paid to the Compensation Committees' external advisors in fiscal 2022 were $543,937 to Frederic W. Cook & Co., Inc. and $31,697 to FIT Remuneration Consultants LLP, such fees being charged on these firms' standard terms of business for advice provided.

2.4 SHAREHOLDER VOTING ON REMUNERATION MATTERS (NOT AUDITED)

The Annual Meetings of Shareholders of Carnival Corporation and Carnival plc were held on April 8, 2022. The results of the shareholder vote on remuneration matters were as follows:

	FOR		AGAINST		ABSTAIN	BROKER NON-VOTES
Proposal	**Number of Votes**	**%**	**Number of Votes**	**%**	**Number of Votes**	**Number of Votes**
To approve the fiscal 2021 compensation of the Named Executive Officers of Carnival Corporation & plc	339,182,673	63.9%	191,681,061	36.1%	1,942,848	205,415,170
To approve the Directors’ Remuneration Report (as set out in the annual report for the year ended November 30, 2021)	340,527,875	64.2%	190,231,874	35.8%	2,046,833	205,415,170

The last shareholder vote on the Carnival plc Directors’ Remuneration Policy was held during the April 6, 2020 Annual Meetings of Shareholders of Carnival Corporation and Carnival plc, and the results of that vote were as follows:

	FOR		AGAINST		ABSTAIN	BROKER NON-VOTES
Proposal	**Number of Votes**	**%**	**Number of Votes**	**%**	**Number of Votes**	**Number of Votes**
To approve the Carnival plc Directors’ Remuneration Policy set out in Section B of Part II of the Directors’ Remuneration Report as set out in the annual report for the year ended November 30, 2019)	448,739,964	85.3%	77,347,793	14.7%	931,552	36,573,968

Carnival Corporation & plc has a long-standing shareholder outreach program and routinely interacts with shareholders on a number of matters, including executive compensation. The Compensation Committees consider all constructive feedback received about executive compensation.

During 2022, as a supplement to our broader shareholder engagement program and in response to our 2022 advisory votes to approve executive compensation (also known as the “say-on-pay” vote) and the Carnival plc Director’s Remuneration Report, we conducted extensive shareholder outreach following the 2022 Annual Meetings of Shareholders. The objective of this outreach was to understand the factors that drove investors’ evaluation of and voting on our compensation program, and to share and obtain feedback on the expected evolution of our program, including returning to our historical practice of utilizing quantitative performance criteria for fiscal 2022 annual bonuses and equity-based compensation for our executive officers. As required under UK rules, we issued an update in October 2022 on our response to the 2022 advisory votes to approve executive compensation and the Carnival plc Director’s Remuneration Report. We continue to seek and incorporate shareholder feedback in our compensation deliberations. The Compensation Committees have implemented our quantitative and performance-based incentive program in both 2022 and 2023 and will continue to consider results from the annual shareholder advisory votes, including the next vote in April 2023, as well as other shareholder input, when evaluating executive compensation programs and policies. See “Shareholder Engagement” in Part I of the Directors’ Remuneration Report for additional detail on our shareholder outreach program, efforts in fiscal 2022 and outcome.

2.5 PERFORMANCE GRAPH AND TABLE (NOT AUDITED)

The tables below show a comparison to the S&P 500 index of which Carnival Corporation is a constituent (as a broad index) for a period from December 1, 2012 to November 30, 2022 and have been calculated on a U.S. dollar basis.


Comparison of 10 Year Cumulative Total Return
Assumes Initial Investment of $100
November 2022
450.00
400.00
350.00
300.00
250.00
200.00
150.00
100.00
50.00
0.00
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
Carnival Corporation
S&P 500 Index


Comparison of 10 Year Cumulative Total Return
Assumes Initial Investment of $100
November 2022
450.00
400.00
350.00
300.00
250.00
200.00
150.00
100.00
50.00
0.00
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
Carnival plc
S&P 500 Index

The following table sets out, for our CEO, the total remuneration as seen in the Single Figure Table, the bonus paid as a percentage of the maximum opportunity and the number of shares that have vested against the maximum number of shares that could have been received over a 10-year period.

Year	Name	Single Figure of Total Remuneration ($000)	Annual Bonus as a % of Maximum	PBS Vesting as a % of Maximum	ESG PBS Vesting as a % of Maximum	SEA Vesting as a % of Maximum
2022	Mr. Weinstein(1)	1,770	55	38	90	0
2022	Mr. Donald(1)	5,842	55	38	90	0
2021	Mr. Donald	15,266(2)	100	8	N/A	0
2020	Mr. Donald	4,587	0	16	N/A	0
2019	Mr. Donald	8,713	38	56	N/A	0
2018	Mr. Donald	12,704	78	72	N/A	N/A
2017	Mr. Donald	11,711	73	81	N/A	N/A
2016	Mr. Donald	32,132	76	94	N/A	N/A
2015	Mr. Donald	10,621	87	80	N/A	N/A
2014	Mr. Donald	7,241	74	N/A	N/A	N/A
2013	Mr. Donald(3)	1,919	N/A(5)	N/A	N/A	N/A
2013	Mr. Arison(3)	2,213	0	0	N/A	N/A

(1) The fiscal 2022 figures have been prorated for each individual to reflect the period in office as a CEO.

(2) The 2020 single figure has been updated to reflect the actual share price on the vesting date of the 2019 PBS grant.

(3) The fiscal 2013 figures have been prorated for each individual to reflect the period in office as a CEO.

(4) The annual performance bonus for Mr. Donald is not applicable because for fiscal 2013, he received a fixed bonus amount as provided for in his employment agreement.

2.6 PERCENTAGE CHANGE IN PAY OF EACH DIRECTOR—FISCAL 2020 TO FISCAL 2022 (NOT AUDITED)

The prescribed pay elements are: salaries, retainers, taxable benefits and annual bonus outcomes. Information in respect of global employees of Carnival plc is used for the purposes of this comparison, as required by the LMCG Regulations. The percentages have been calculated using a full-time equivalent weighted-average number of global employees of Carnival plc. The disclosure will build up over time to cover a rolling five-year period.

Name	Year-on-year percentage change in pay of each Director compared to employee average								
	2022			2021			2020		
	Salary/ Retainer (%)	Benefits (%)	Bonus (%)	Salary/ Retainer (%)	Benefits (%)	Bonus (%)	Salary/ Retainer (%)	Benefits (%)	Bonus (%)
Micky Arison	0	(22.3)	N/A	(100)	28.7	N/A	(69.1)	(7.8)	N/A
Sir Jonathon Band	0	0	N/A	59.1	0	N/A	(37.1)	(100.0)	N/A
Jason Glen Cahilly	0	0	N/A	59.4	0	N/A	(37.3)	(100.0)	N/A
Helen Deeble	0	0	N/A	59.4	0	N/A	(37.3)	0	N/A
Arnold W. Donald[(1)]	0	192.6	(45.0)	74.9	(48.2)	N/A[(2)]	(42.9)	(23.6)	(100.0)
Jeffrey J. Gearhart	0	0	N/A	168.3	0	N/A	N/A	N/A	N/A
Richard J. Glasier	0	0	N/A	59.1	0	N/A	(37.1)	(100.0)	N/A
Katie Lahey	0	0	N/A	59.4	0	N/A	(37.3)	(100.0)	N/A
Sara Mathew[(3)]	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Sir John Parker	0	0	N/A	59.4	0	N/A	(37.3)	0	N/A
Stuart Subotnick	0	0	N/A	59.1	0	N/A	(33.8)	(100.0)	N/A
Laura Weil	0	0	N/A	59.4	0	N/A	(37.3)	0	N/A
Josh Weinstein[(4)]	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Randall Weisenburger	0	0	N/A	59.8	0	N/A	(29.5)	0	N/A
Employee Average	4.9	28.1	(53.1)	10.6	13.0	232.9	(2.0)	54.3	(11.1)

(1) Mr. Donald resigned from the Boards of Directors effective November 30, 2022.

(2) Mr. Donald did not receive an annual bonus for fiscal 2020 and received an annual bonus of $6,000,000 for fiscal 2021.

(3) Ms. Mathew was appointed to the Boards effective November 14, 2022.

(4) Mr. Weinstein was appointed to the Boards effective August 1, 2022.

2.7 UK CEO PAY RATIO (NOT AUDITED)

In line with UK reporting requirements to which Carnival plc became subject in fiscal 2020, set out below are ratios which compare the total remuneration of the person(s) who served as our CEO(s), as included in Section 2.9 Single Figure Table, adjusted in the case of fiscal 2022 for the period each person was serving as our CEO, to the remuneration of the 25th, 50th and 75th percentile of UK employees of Carnival plc and its subsidiaries. The disclosure will build up over time to cover a rolling 10-year period.

Year	Method	PAY RATIO		
		25th Percentile	50th Percentile (median)	75th Percentile
Fiscal 2022	Option A	753:1	440:1	202:1
Fiscal 2021	Option A	2,083:1	1,359:1	424:1
Fiscal 2020	Option A	184:1	106:1	58:1

The pay ratios have been calculated using Option A as we consider this the most straight-forward approach from the options available in the LMCG Regulations and is consistent with the information and methodology used in determining the U.S. CEO Pay Ratio disclosed in the Proxy Statement. Option A requires the calculation and ranking, from lowest to highest, of the pay and benefits of UK employees for the relevant fiscal year, to identify those at the 25th, 50th and 75th percentiles. The total CEO pay for fiscal 2022 is $7,611,963 which is the total of $5,842,383 and $1,769,580, the pro-rated portion of pay associated with each of Messrs. Donald's and Weinstein's respective time in the CEO role.

The base salary and total remuneration received during the fiscal 2022 year by the indicative employees as of September 30, 2022 on a full-time equivalent basis used in the above analysis are set out below:

	25th Percentile ($)	50th Percentile (median) ($)	75th Percentile ($)
Base Salary	10,105	17,306	37,592
Total Remuneration	10,105	17,306	37,592

The figures above include gratuities directly billed to our guests, if applicable, but excludes any cash gratuities that may be paid directly to an employee by guests. It also excludes room and meals, transportation to and from the ship, and medical care, which are provided to our crew members without charge.

Factors influencing this year's result include the continued return to service of a large number of ship-board personnel and shoreside personnel, the hire of replacement employees and both the change in CEO and the 2022 pay outcome for the CEO

The UK CEO Pay Ratio is likely to vary, potentially significantly, over time since it will be driven largely by variable pay outcomes for our CEO and changes in our employee population over time. As a result, and depending on our performance and employee population, the UK CEO Pay Ratio could increase or decrease significantly in future fiscal years. For the reasons described above, the median ratio may not be representative of our pay and progression policies.

2.8 RELATIVE IMPORTANCE OF SPEND ON PAY (NOT AUDITED)


Relative importance of spend on pay
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
$'millions
2021
2022
% change: 0%
$0
$0
% change: 37.1%
$1,954
$2,679
Profit distributed by way of dividend and share buybacks(1)
Overall expenditure on pay(2)

(1) No profits were distributed by way of dividend or by way of share buyback during fiscal 2022 and fiscal 2021. The Stock Swap Program is not treated as constituting a share buyback for the purposes of this graph.

(2) Overall expenditure on pay has been calculated on a broadly consistent approach to the standard UK approach to calculating this amount and includes all global staff using normal accounting conventions for benefits and includes expected value assumptions in respect of share grants and so is not consistent with methodologies used elsewhere in this Part II.

2.9 SINGLE FIGURE TABLE (AUDITED)

EXECUTIVE DIRECTORS

The compensation of the Executive Directors of Carnival Corporation and Carnival plc for fiscal 2022 and 2021 is as follows:

		Executive Director				
		Josh Weinstein[1]	Arnold W. Donald		Micky Arison	
$000		**2022**	**2022**	**2021**	**2022**	**2021**
Salary		417	1,500	1,500	0[7]	0[7]
Benefits[2]		26	334	104	94	121
Pension[3]		3	11	10	0	0
Total – Fixed		446	1,845	1,614	94	121
Annual Bonus[4]		919	3,300	6,000	—	—
Equity Grants	Multi-Year Incentives (performance-based)[4]	405[5]	2,347[6]	204	—	—
	Other Equity Grants (time-based)	0	0	7,450[8]	—	—
Total – Variable		1,324	5,647	13,654	0	0
Total		1,770	7,492	15,268	94	121

(1) Mr. Weinstein became an Executive Director on August 1, 2022. Values reflect prorated compensation for the period from August 1, 2022 through November 30, 2022, except for equity grants that are included at full estimated value.

(2) Details of the matters for Mr. Donald provided within "Benefits" are disclosed in (and taken from) the "All Other Compensation" table in the "Compensation Tables" section of the Proxy Statement (other than employer contributions to Mr. Donald under the Carnival Corporation Fun Ship Savings Plan, a 401(k) plan which are included in "Pension"). Benefits provided to Mr. Weinstein include ($000): private medical health insurance costs ($19), automobile lease or allowance ($5), and the following other benefits: accidental death or dismemberment and disability and life insurance premiums ($0.8), personal air travel ($0.6), spousal meals ($0.3) and gross ups for taxes on certain benefits ($0.08). Benefits provided to Mr. Arison include ($000): private medical health insurance costs ($39), driver and security ($20), automobile lease or allowance ($17) and the following other benefits: accidental death or dismemberment and disability and life insurance premiums ($2), automobile repairs and expenses ($8) and gross ups for taxes on certain benefits ($7). Consistent with past practice, benefits reflect the position under U.S. rules as no UK tax is payable.

(3) Represents employer contributions under the Carnival Corporation Fun Ship Savings Plan, a 401(k) plan.

(4) Details of the performance measures and targets applicable to the annual bonus for fiscal 2022 are set out in "Implementation of Approved Policy" section above and in the "Annual Bonuses" section in Part I of the Carnival plc Directors' Remuneration Report. No element of the annual bonus is subject to deferral.

(5) The 2022 amount includes $25,969 and $378,962 the estimated values of the 2020 Annual PBS and 2020 Special PBS grants for which the performance period ended on November 30, 2022, including estimated additional shares to be provided to the 2020 PBS grant to take into account any dividends paid during the period. These grants were made to Mr. Weinstein prior to his promotion to the CEO role and vest in February 2023. The estimated annual and special PBS values were calculated using the $8.99 average share price (rounded to the nearest cent) over the last three months of the fiscal year. There was no share price appreciation with respect to either PBS grant. Please refer to "Disclosure of Prior Years' Grant Results" in Part I for details of the performance conditions met and the number of shares vesting. The estimated value of dividend equivalents to be delivered in additional shares at vesting is $1,369.

(6) The 2022 amount includes $519,673 and $1,827,797, the estimated values of the 2020 Annual PBS and 2020 Special PBS grants for which the performance period ended on November 30, 2022, including estimated additional shares to be provided to the 2020 PBS grant to take into account any dividends paid during the period. These grants vest in February 2023. The estimated annual and special PBS values were calculated using the $8.99 average share price (rounded to the nearest cent) over the last three months of the fiscal year. There was no share price appreciation with respect to either PBS grant. Please refer to "Disclosure of Prior Years' Grant Results" in Part I for details of the performance conditions met and the number of shares

vesting. The estimated value of dividend equivalents to be delivered in additional shares at vesting is $27,384. The amount for 2021 has been updated to include the release date values and dividend reinvestment in respect of the 2019 PBS grant.

(7) Effective April 1, 2020, at Mr. Arison's request in order to preserve cash, Carnival Corporation suspended his salary. The suspension remained in effect through November 30, 2022.

(8) There has been no share price appreciation with respect to the 2021 TBS grant.

NON-EXECUTIVE DIRECTORS

Compensation of our Non-Executive Directors is set by the Boards, upon recommendation of the Compensation Committees following the Compensation Committees' annual review of Director compensation. No non-Executive Director is involved in approving their own compensation.

The compensation of the Non-Executive Directors of Carnival Corporation and Carnival plc for fiscal 2022 is as follows. The format is different from the preceding table for Executive Directors as certain aspects (such as bonus and pension) do not apply to Non-Executive Directors.

	Fees		Restricted Stock[1]		Total	
	2022	2021	2022	2021	2022	2021
Non-Executive Director	($000)					
Sir Jonathon Band	140	140	175	175	315	315
Jason Glen Cahilly	110	110	175	175	285	285
Helen Deeble	110	110	175	175	285	285
Jeffrey J. Gearhart	110	110	175	175	285	285
Richard J. Glasier	140	140	175	175	315	315
Katie Lahey	110	110	175	175	285	285
Sara Mathew[2]	5	N/A	76	N/A	81	N/A
Sir John Parker	110	110	175	175	285	285
Stuart Subotnick	140	140	175	175	315	315
Laura Weil	110	110	175	175	285	285
Randall Weisenburger	195	195	175	175	370	370

(1) Restricted stock grants are structured as restricted stock (with dividends paid as they arise) at the election of the Director. The reported figures are the value of the grants made during the year using April 8, 2022 closing price of Carnival Corporation shares, other than for Ms. Mathew which is based on the value of the grant made to her on November 14, 2022, which uses the November 14, 2022 closing price of Carnival Corporation shares.

(2) Ms. Mathew was appointed to the Boards on November 14, 2022.

The Non-Executive Directors did not receive any benefits in fiscal 2022 and 2021. The aggregate emoluments (being salary, bonuses, fees and benefits, and excluding long-term incentives and pensions) of all Directors during fiscal 2022 were approximately $9.7 million.

2.10 SCHEME INTERESTS MADE TO DIRECTORS IN FISCAL 2022 (AUDITED)

The LMCG Regulations require disclosure of grants made in the year plus a table of aggregate outstanding awards, separately detailing grants that vest in the year. The latter information is included in Section 2.11 Directors' Shareholding and Share Interests below.

Director	Grant Date	Plan[(1)]	Number of Shares	Face Value[(2)] ($)	Threshold Vesting Level[(3)] (%)	Vesting Level at Maximum Performance[(3)(4)] (%)	Anticipated Vesting Date
Micky Arison	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Arnold W. Donald	2/4/2022	ERA RSU	300,601	5,999,996	50	150	2/15/2025
	2/4/2022	ERA Cash	N/A	6,000,000	50	150	2/15/2025
Josh Weinstein	8/22/2022	LTPBS	500,000	4,695,000	50	200	2/15/2028
	2/4/2022	ERA Cash	N/A	5,000,000	50	150	2/15/2025
Sir Jonathon Band	4/8/2022	Restricted Stock	9,541	174,982	N/A	100	4/8/2025
Jason Glen Cahilly	4/8/2022	Restricted Stock	9,541	174,982	N/A	100	4/8/2025
Helen Deeble	4/8/2022	Restricted Stock	9,541	174,982	N/A	100	4/8/2025
Jeffrey J. Gearhart[(3)]	4/8/2022	Restricted Stock	9,541	174,982	N/A	100	4/8/2025
Richard J. Glasier	4/8/2022	Restricted Stock	9,541	174,982	N/A	100	4/8/2025
Katie Lahey	4/8/2022	Restricted Stock	9,541	174,982	N/A	100	4/8/2025
Sara Mathew	11/14/2022	Restricted Stock	7,146	75,748	N/A	100	4/8/2025
Sir John Parker	4/8/2022	Restricted Stock	9,541	174,982	N/A	100	4/8/2025
Stuart Subotnick	4/8/2022	Restricted Stock	9,541	174,982	N/A	100	4/8/2025
Laura Weil	4/8/2022	Restricted Stock	9,541	174,982	N/A	100	4/8/2025
Randall Weisenburger	4/8/2022	Restricted Stock	9,541	174,982	N/A	100	4/8/2025

(1) The terms of ERA and LTPBS incentive programs to the respective Executive Directors and the terms of restricted stock grants to Non-Executive Directors and the basis on which these grants are made are summarized in the table above are described in the "Non-Executive Director Compensation" and "Compensation Tables" sections of the Proxy Statement. Although subject to a future vesting date, a Non-Executive Director restricted stock grant becomes non-forfeitable one year after their first election to the Boards.

(2) Face values for all grants are calculated using the closing share prices at the relevant grant dates, being $19.96 at February 4, 2022 for Mr. Donald, $9.39 at August 22, 2022 for Mr. Weinstein, $10.60 for Ms. Mathew at November 14, 2022 and $18.34 at April 8, 2022 for all other Non-Executive Directors.

(3) The restricted stock grants to Non-Executive Directors do not include performance conditions.

(4) The face value of awards reflects the target value. If the performance conditions are fully met, vesting may be at up to 200% of the percentage indicated of the target number of shares.

2.11 DIRECTORS' SHAREHOLDING AND SHARE INTERESTS (AUDITED)

The stock ownership policies for Executive and Non-Executive Directors provide that all Executive and Non-Executive Directors are required to own shares (inclusive of unvested restricted shares, RSU and shares in a trust beneficially owned by a Director) of either Carnival Corporation common stock or Carnival plc ordinary shares with a value equal to six times base salary for the CEO Executive Director and five times the cash retainer for Non-Executive Directors while they are employed or serving. All new Directors must achieve this requirement no later than five years from the date of their initial appointment or election to the Boards by the shareholders. The stock ownership policies for Executive and Non-Executive Directors provide that a Director will be deemed to be in compliance with the ownership requirements if the decline in the Carnival Corporation or Carnival plc share price results in the Director falling below the applicable ownership level, provided that they were in compliance prior to the share price movement and do not sell or transfer ownership of any such shares until after the ownership target has again been achieved, unless otherwise approved by the Boards of Directors. Each of the Directors serving in fiscal 2022 is in compliance with this Board-mandated requirement.

The following table shows the total outstanding shares as at November 30, 2022 under any incentive plans, as well as shares that vested during fiscal 2022:

	Shares (including Restricted Shares and RSUs)		
Director	**Grants Without Performance Conditions That Have Not Vested[(1)]**	**Grants With Performance Conditions That Have Not Vested**	**Number of Shares Acquired on Vesting**
EXECUTIVE DIRECTOR			
Micky Arison	—	—	—
Josh Weinstein	38,954	537,697[(2)]	38,030
Arnold W. Donald	237,973	572,560[(2)]	214,001
NON-EXECUTIVE DIRECTOR			
Sir Jonathon Band	30,435	N/A	3,193
Jason Glen Cahilly	30,435	N/A	3,193
Helen Deeble	30,435	N/A	3,193
Jeffrey J. Gearhart	29,108	N/A	0
Richard J. Glasier	30,435	N/A	3,193
Katie Lahey	30,435	N/A	3,193
Sara Mathew	7,146	N/A	—
Sir John Parker	30,435	N/A	3,193
Stuart Subotnick	30,435	N/A	3,193
Laura Weil	30,435	N/A	3,193
Randall Weisenburger	30,435	N/A	3,193

(1) Restricted shares granted to the Non-Executive Directors are subject to service conditions prior to the anniversary of their first election to the Boards and are forfeitable until that time.

(2) Dividend equivalent shares will be added for the 2020 PBS grant to take into account dividends paid during the period.

All Directors receive Carnival Corporation common stock, which are denominated in U.S. dollars.

Details of the Directors' interests and their connected persons are as follows*:

	Carnival plc		Carnival Corporation	
Director	**November 30, 2021**	**November 30, 2022**	**November 30, 2021****	**November 30, 2022****
Micky Arison	—	—	121,136,034	121,136,034[(1)]
Sir Jonathon Band	—	—	42,951	52,492
Jason Glen Cahilly	—	—	29,050	38,591
Helen Deeble	—	—	31,759	41,300
Arnold W. Donald	—	—	607,160	707,118[(2)]
Jeffrey J. Gearhart	—	—	21,313	30,854
Richard J. Glasier	—	—	60,507	70,048[(3)]
Katie Lahey	—	—	26,301	35,842
Sara Mathew[(4)]	—	—	N/A	7,146
Sir John Parker	10,052	3,004	53,127	62,668
Stuart Subotnick	—	—	73,870	83,411
Laura Weil	—	—	73,067	82,608
Josh Weinstein[(5)]	N/A	—	N/A	4,955
Randall Weisenburger	—	—	761,409	870,950

* For consistency with the "Share Ownership of Certain Beneficial Owners and Management" section of the Proxy Statement, the above table includes restricted stock (but not RSUs) held. For RSUs held by Josh Weinstein and Arnold W. Donald, the only two Directors who hold RSUs, see the first and second columns in the prior table.

** As part of the establishment of the DLC arrangement, Carnival plc issued a special voting share to Carnival Corporation, which transferred such share to the trustee of the P&O Princess Special Voting Trust (the "Trust"), a trust established under the laws of the Cayman Islands. Shares of beneficial interest in the Trust were transferred to Carnival Corporation. The trust shares represent a beneficial interest in the Carnival plc special voting share. Immediately following the transfer, Carnival Corporation distributed such trust shares by way of a dividend to holders of shares of common stock of Carnival Corporation. Under a pairing agreement, the trust shares are paired with, and evidenced by, certificates representing shares of Carnival Corporation common stock on a one-for-one basis. In addition, under the pairing agreement, when a share of Carnival Corporation common stock is issued to a person after the implementation of the DLC arrangement, a paired trust share will be issued at the same time to such person. Each share of Carnival Corporation common stock and the paired trust share may not be transferred separately. Each share of Carnival Corporation common stock and the paired plc special voting share are listed and trade together on the New York Stock Exchange under the ticker symbol "CCL." Accordingly, each holder of Carnival Corporation common stock is also deemed to be the beneficial owner of an equivalent number of trust shares.

(1) Includes (i) 1,625,577 shares of common stock held by the Nickel KA 2022 Annuity Trust No. 1, (ii) 1,625,577 shares of common stock held by the Nickel KA 2022 Annuity Trust No. 2, (iii) 80,736,445 shares of common stock held by MA 1994 B Shares, L.P., (iv) 35,465,423 shares of common stock held by the Artsfare 2005 Trust No. 2 by virtue of the authority granted to Mr. Arison under the last will of Ted Arison, (v) 841,506 shares of common stock held by the NA 2017-08 Trust and (vi) 841,506 shares held by the KA 2017-08 Trust.

(2) Includes 665,157 shares held by The Arnold W. Donald Revocable Trust UAD 5/26/98.

(3) Includes 23,792 shares held by The Richard J. Glasier Revocable Living Trust.

(4) Ms. Mathew was appointed to the Boards effective November 14, 2022.

(5) Mr. Weinstein was appointed to the Boards effective August 1, 2022.

There were no changes in the above share interests between December 1, 2022 and January 12, 2023, the latest practicable date.

2.12 TOTAL PENSION ENTITLEMENTS (AUDITED)

Mr. Arison continues to be eligible for a benefit under the Carnival Corporation Nonqualified Retirement Plan for Highly Compensated Employees (the "Retirement Plan"). Mr. Arison's benefits under the Retirement Plan were calculated based on age, length of service with Carnival Corporation and the average of his five highest consecutive years of compensation out of the last 10 years of service. The benefit formula provides an annual benefit accrual equal to 1% of his earnings for the year up to "covered compensation" plus 1.6% of earnings for the year in excess of covered compensation then multiplied by his years of service up to a maximum of 30 years of credited service. The elements of compensation to determine his benefits were his base salary and annual bonus up to the U.S. statutory limitations under Section 401(a)(17) of the U.S. Internal Revenue Code. Mr. Arison's accrued benefit was fully paid out in March 2020. It is not expected that Mr. Arison will accrue any additional benefits under the Retirement Plan under the terms of the program. Mr. Donald is not eligible to participate in the Retirement Plan.

Details of the retirement benefits of current Directors arising from their participation in defined benefit pension arrangements are as follows:

Executive Director	Accrued Benefit[1] at Nov. 30, 2022 ($000)	Increase in Accrued Benefits including Inflation ($000)	Value of Increase in Accrued Benefits Net of Inflation and Directors' Contributions ($000)
Micky Arison	0	0	0
Josh Weinstein	—	—	—
Arnold W. Donald	—	—	—

(1) The accrued benefit is that pension which would be paid annually on retirement at the normal retirement age of 65 under the Retirement Plan based on service to November 30, 2022. Current Directors are not entitled to any early retirement benefits.

2.13 PAYMENTS FOR LOSS OF OFFICE (AUDITED)

No payments for loss of office (as that term is defined in the LMCG Regulations) were made during the year.

2.14 PAYMENTS TO PAST DIRECTORS (AUDITED)

Upon completion of the DLC transaction, Lord Sterling was appointed as Life President of P&O Cruises and Special Adviser to Micky Arison, Chair of Carnival Corporation & plc. As Special Adviser, Lord Sterling is entitled to receive fees for his services at the rate of £25,000 per year payable in quarterly installments in arrears.

See "Outgoing CEO Consulting Agreement" in Part I of the Directors' Remuneration Report for a description of the terms of the consulting agreement with Arnold W. Donald. Mr. Donald will also receive the 2022 MTE ($2,200,000 grant value) and 2022 PBS ($3,850,000 grant value) grants to be issued in fiscal 2023 because of his transition from employment to consulting without a break in service as more fully described in Part I under "Disclosure and the Timing of Long-Term Incentive and Equity-Based Compensation."

Section B: Directors' Remuneration Policy (not audited)

PROVISION 40 DISCLOSURES

The Compensation Committees believe that Executive Director remuneration policy and practices address all of the factors listed in Provision 40 of the UK Corporate Governance Code, as outlined below:

Clarity	Our compensation structure for Executive Directors is clearly and transparently explained and disclosed. We provide detailed disclosures on the performance measurements and vesting schedules used in annual and long term incentives. We also conduct shareholder outreach to ensure shareholders understand our executive compensation program.
Simplicity	Our compensation program for our Executive Directors includes elements that are disclosed and explained in detail and that links compensation for our CEO, the only Executive Director that received salary, annual incentive and long-term incentives in fiscal 2022, to our long-term success and interests of our shareholders.
Predictability	Target values, performance metric ranges and formulas for all performance-based compensation elements and payout ranges for bonuses are disclosed and explained. Use of discretion if any, is also disclosed and explained. The scenario chart illustrates potential payout scenarios under the new policy.
Proportionality	The annual and long-term incentives for our CEO in fiscal 2022 are linked to the fulfilment of quantitative performance measures and align the CEO's compensation with our long-term performance and long-term value creation for our shareholders. The Compensation Committees retain discretion to ensure that rewards under the incentives reflect performance.
Risk	Our Compensation Committees conduct an annual assessment, with support from management and the Compensation Committees' independent consultants, to ensure our executive compensation program does not encourage excessive risk taking. Our executive compensation program is based on a pay-for-performance philosophy and provides a mix of long-term and short term cash and equity awards that is intended to motivate management to drive performance in short and long term and align interests with our shareholders. Bonus payout is limited to 200% and performance ranges for all long term incentives are disclosed and limited. Our policy limits the risk of unfair or excessive remuneration through the following measures: • Clearly defined limits on the maximum opportunities of incentive awards • Powers of discretion for our Compensation Committees to adjust formulaic outcomes of incentive awards to ensure payouts are aligned to performance • Malus and clawback provisions on all incentives
Alignment with Culture	Our CEO's compensation in fiscal 2022 is designed to drive behavior aligned with our culture, values and strategy, for example by tying annual and long term incentives to achievement of health, environment, safety and security, and sustainability measures and our Culture Essentials, in addition to operating performance metrics. We also have a stock ownership policy which sets minimum shareholding requirements for our executive officers and all Directors.

The following section contains the material required to be set out in the 2023 Policy for the purposes of Part 4 of the LMCG Regulations. If approved by shareholders, the 2023 Policy is to take effect from April 21, 2023 (being the date of the Annual General Meeting).

1. FUTURE POLICY TABLES

GENERAL STATEMENT ON POLICY

The future policy tables set forth below apply in respect of the Directors. Once approved by the shareholders at the 2023 Annual Meetings, they have mandatory force, which means that payments may not be made outside the scope of the 2023 Policy without prior shareholder approval of an amendment to the 2023 Policy. The 2023 Policy is in a similar format to the 2020 Policy and all key changes are summarized in an additional column to the tables. For a description of the Boards' processes to identify and mitigate conflicts of interests, please refer to "Board Balance and Independence" in the Carnival plc Corporate Governance Report.

EXECUTIVE DIRECTORS

Element	Purpose and Link to Strategy	Operation	Maximum	Performance Conditions	Changes to the Policy
Context of Policy	As a U.S. headquartered business with most senior executives based in the U.S., the Compensation Committees' overall approach to total compensation is to set pay by reference to U.S. market practice. Similarly, the design of bonus and long-term incentives is largely driven from a U.S. context. All Executive Directors serving in fiscal 2022 or anticipated to serve in fiscal 2023 were located in the U.S. Carnival plc has been advised that, to comply with the regulations, each element of pay needs to be subject to a monetary limit. Those limits are to ensure such compliance and are not reflective of any form of aspiration and are unlikely to have any practical impact on setting appropriate compensation levels.				
Base Salary	Provide a baseline level of fixed compensation that reflects level of responsibility.	Salaries are reviewed after results for the prior fiscal year are available. Salaries may be increased if merited by performance or other market factors in order to attract or retain our executives. Each year a competitive market review is undertaken to assist the Compensation Committees in their assessments. This assessment is undertaken against companies that the Compensation Committees consider to be appropriate. This data is used to inform considerations rather than to benchmark to any particular peer group level and the Compensation Committees apply appropriate judgment in consideration of the data.	As a consequence of the LMCG Regulations, the Compensation Committees need flexibility to consider appropriate increases so will operate to an individual cap of $2.5 million per annum with this level increasing from the date of approval by the increase from the date of approval in U.S. Consumer Price Index or (a similar measure of inflation if this ceases to be readily available). It will apply the factors set out in the previous column in considering salary adjustments and will not automatically gravitate to the maximum.	None	None
Annual Bonus	To focus executives' attention on achieving outstanding Carnival Corporation & plc performance against pre-determined financial targets as well as other relevant measures. Provides flexibility in rewarding favorable individual and overall company	The annual bonus plan is referred to as the Carnival Corporation & plc Management Incentive Plan ("MIP"). Performance measures are chosen for each performance period to focus participants on achieving appropriate financial performance results	200% of target bonus. The Compensation Committees reserve the right to reduce (but not increase) this percentage. Target bonuses may be set on such basis as the Compensation Committees consider to be appropriate and, in particular, may be	The Compensation Committees may set such performance measures and targets for the annual bonus as they consider appropriate. These performance measures may be financial or non-financial and corporate, divisional or individual and in such proportions as the	None

Element	Purpose and Link to Strategy	Operation	Maximum	Performance Conditions	Changes to the Policy
	performance.	as well as other relevant measures. At or following the commencement of each fiscal year, the Compensation Committees determine the target bonus for each participant by reference to such metrics they consider to be appropriate. Following the end of each fiscal year, the Compensation Committees confirm the performance condition outcomes and the preliminary bonus for each participant. This preliminary bonus is then moderated, which may increase or decrease the final bonus amount – see performance conditions. Bonuses are all currently paid in cash although the Compensation Committees reserve discretion to build in the ability to defer part of the bonus (whether into cash or shares). It is currently anticipated that the bonus will continue to be cash settled. Carnival Corporation & plc has a clawback provision applicable to the annual bonus. The clawback provisions may be modified from time to time but currently apply in the case of fraud, negligence, intentional or gross misconduct or other wrongdoing on the part of an individual that results in a	adjusted each year to reflect changes in the performance metrics for the year. The target levels are set for each fiscal year as described in the preceding column. The LMCG Regulations refer to the need to set a maximum which will apply for up to a three-year period. The Compensation Committees will not set a target level in excess of $5 million per Director.	Compensation Committees consider appropriate. The starting point for assessment of any financial targets will normally be to review the reported figures in the Annual Report although the Compensation Committees may make adjustments to the reported figures to determine a position which, in their view, better reflects the underlying performance. No payout is earned unless the threshold level of performance is met. At threshold, target and maximum, such level as the Compensation Committees determine for that year (currently: 50%, 100% and 200% of target respectively) will be provisionally granted. However, this amount is not thereby guaranteed as such provisional figure is subject to the Compensation Committees considering wider performance under the moderation described below. Moderation The Compensation Committees may moderate (up or down but in all cases subject to the over- riding bonus cap for that year) the preliminary bonus outcomes in relation to financial outcomes taking account of both technical factors (such as the impact of changes in accounting principles),	

Element	Purpose and Link to Strategy	Operation	Maximum	Performance Conditions	Changes to the Policy
		material restatement of the issued financial statements. Clawback would also apply for any other event or circumstance set forth in any claw- back policy actually implemented, including, without limitation, any clawback policy adopted to comply with the requirements of the U.S. Dodd- Frank Wall Street Reform Act and any applicable rules or regulations.		unusual gains and losses and other events outside the control of management and individual performance (such as successful implementation of strategic initiatives) as more fully detailed in Part I. Such moderation is a judgmental assessment by the Compensation Committees and not subject to formulae.	
Long-Term Incentive Compensation	• To recognize scope of responsibilities • To reward demonstrated performance and leadership • To motivate future superior performance • To align the interests of the executive with our shareholders' long-term interests • To encourage the retention of key executives	Each of Carnival Corporation & plc has adopted broad omnibus plans—the Carnival Corporation 2020 Stock Plan and the Carnival plc 2014 Employee Share Plan. Each of these plans permit equity grants to be made in a wide variety of forms including market value options, stock-appreciation rights ("SARs") and restricted stock or restricted stock unit grants and cash-based awards, each of which may or may not be subject to vesting performance measures as the Compensation Committees consider appropriate. The Compensation Committees reserve the right to use all aspects of the omnibus plans as approved by the shareholders. Current practice (but without limiting the powers within the plan rules) is to operate a program under which one or more forms of grants are	The Carnival Corporation 2020 Stock Plan and Carnival plc 2014 Employee Share Plan rules have individual maximum limits and the Committees operate to these limits. As those rules were drafted without regard to the UK regulations, the Committees have set a separate limit that grants, under all aspects of the plans, will not exceed $25 million in the year of grant. This figure looks at levels before the application of any performance multiplier and looks at the cash value used to determine awards whether cash or equity denominated (if equity denominated, the cash amount will be converted to shares using a share price at or near to the date of grant or as a fixed number of shares). Under the rules, if options are granted, they are valued at one-third of the grant date value. It should be noted that	The balance and mix of equity grants will be set at the discretion of the Compensation Committees and the Compensation Committees may set such performance conditions on the performance grants as they consider appropriate (whether financial, which may include, but not be limited to, earnings per share ("EPS"), earnings before interest and taxes ("EBIT"), operating income ("OI"), return on invested capital ("ROIC") or total shareholder return ("TSR") and/or non- financial and whether corporate, divisional or individual). The plans allow the Compensation Committees to exercise negative discretion, to reduce or eliminate the formulaic results of a performance grant. Performance grants may not be subject to additional performance conditions after	No change to the approach to limits is anticipated which has always been to comply with the rules of the various shareholder approved plans. To ensure compliance with the UK regulations, an inner limit has been introduced which is a limit and not an aspiration.

Element	Purpose and Link to Strategy	Operation	Maximum	Performance Conditions	Changes to the Policy
		made each year. These may include, but are not limited to: • Performance-Based Share ("PBS") Grants: — subject to a three year performance-based vesting; — allocations determined by taking account of aggregate market positioning of total direct compensation; — allow a maximum vesting of up to 200% of the number of shares granted as the target grant with 50% (although different percentages may apply to future grants) of target payable for achieving the threshold; and — no entrenched vesting regardless of performance on retirement included. • Time-Based Share ("TBS") Grants: — subject to a three-year annual pro-rata vesting; — allocations determined by taking account of aggregate market positioning of total direct compensation. Each form of performance or time-vested grant may be structured as restricted stock units with dividend equivalents accrued to vesting. In practice, PBS and TBS grants have been	this inner limit has been drafted to comply with the UK regulations and does not reflect an intent or aspiration (the CEO's fiscal 2023 target value is $5 million). In practice, awards will be made having regard to competitive compensation data in the U.S. (and elsewhere as the Compensation Committees consider relevant) and to the Compensation Committees' assessment as to what is appropriate in light of business strategy, competitive data and the experience and caliber of the individuals.	the initial performance condition used to determine grant value is completed as the size of the initial grant may be determined by reference to pre- grant performance assessment.	

Element	Purpose and Link to Strategy	Operation	Maximum	Performance Conditions	Changes to the Policy
		structured as restricted stock units and dividend equivalents have accrued to vesting. Consistent with US practice, once vested, the recipient may hold or sell the shares, subject to our Stock Ownership Policy. Clawback and forfeiture provisions can apply to performance or time-vested grants in the event of material restatement of the Carnival Corporation & plc's issued financial statements or in the event of an individual breaching continuing obligations following the termination of his or her employment. These provisions may be varied from time to time. While not currently utilized for Executive Directors, the share plans described above permit the operation of share options and SARs and the grant of fully vested unrestricted stock. Both options and SARs operate similarly, with a market value "strike price" and vesting schedules to be determined at the time of grant in accordance with prevailing practice. The difference between share options and SARs relates only to the settlement process, with the exercise of SARs being satisfied by the issue or transfer of shares equal to the holder's gain net of exercise prices and all relevant payroll			

Element	Purpose and Link to Strategy	Operation	Maximum	Performance Conditions	Changes to the Policy
		taxes. Carnival Corporation & plc will honor the vesting of all grants made under previous policies in accordance with the terms of such grants.			
Benefits	To provide perquisites representative of common practice for Executive Directors and to enable the Executive Director to give maximum attention to their role.	The Compensation Committees review perquisites provided periodically. Details are set out in the All Other Compensation table in the Executive Compensation section of the Proxy Statement and may include, but are not limited to: • various insurance policies • automobile lease or allowance • personal use of aircraft • other personal air travel • tax planning and return preparation fees • driver and security • the ability to take cruises under the cruise policy • living accommodations and maintenance (where considered appropriate) • relocation expenses While the Compensation Committees do not consider it to form part of benefits in the normal usage of that term, they have been advised that travel and/or corporate hospitality (whether paid for	The Compensation Committees reserve discretion to introduce new benefits where they conclude that it is in the interests of the Carnival Corporation & plc to do so, having regard to the particular circumstances and to market practice. The LMCG Regulations require that a maximum is prescribed for each element of compensation. It is not possible to prescribe the likely change in the cost of insured benefits or the cost of some of the other reported benefits so a monetary limit of $1 million per executive has been set although, the Compensation Committees will monitor the costs in practice and ensure that the overall costs do not increase by more than what the Compensation Committees consider to be appropriate in all the circumstances. Consistent with prior years, the benefits have been valued in this Part II on a consistent basis to the Executive Compensation section of the Proxy Statement and the above limit will be assessed on this basis.	N/A	None

Element	Purpose and Link to Strategy	Operation	Maximum	Performance Conditions	Changes to the Policy
		by Carnival Corporation & plc or another and whether provided to the Director or a family member) may technically come within the UK definition so the Compensation Committees expressly reserve the right for Carnival Corporation & plc to authorize attendance at such activities within its agreed policies. Executive Directors are also eligible to participate in the employee stock purchase plans (or if applicable to them, equivalent non-U.S. plans) operated by Carnival Corporation & plc, in line with U.S. Internal Revenue Service or UK His Majesty's Revenue and Customs guidelines, on the same basis as for other eligible employees.			
Pensions	To attract and retain our Executive Directors.	Defined benefit pension provision was fixed due to U.S. tax changes in 2009. For the CEO and new employees, the current approach is for them to join the all- employee pension arrangements (a qualified 401(k) savings plan together with a profit sharing arrangement) on the same basis as all U.S. employees of Carnival Corporation. While no change to the policy on pension provision is currently anticipated, the Compensation Committees	Details are set out in the table of "Total Pension Entitlements" in the Part I above. As indicated in the previous section, the LMCG Regulations require the Compensation Committees to operate with an overall cap for each element of remuneration and so a figure of $1 million per year of annual accrued value per Executive Director has been selected although the Compensation Committees will also ensure that the costs operate within an inner limit of being aligned to the	N/A	None

Element	Purpose and Link to Strategy	Operation	Maximum	Performance Conditions	Changes to the Policy
		reserve the right to consider the appropriate policy having regard to the needs of the companies and to relevant market data. Carnival Corporation & plc will honor the pensions obligations entered into under all previous policies in accordance with the terms of such obligations.	pension arrangements available to all or most U.S, employees of Carnival Corporation.		
Stock Ownership Guidelines	For Executive Directors to build and maintain a long-term ownership position.	The guidelines are not contractual and no penalty arises if the Executive Director does not comply. Under the guidelines, shares owned outright by the executive and their immediate family (and related trusts) together (and consistent with U.S. practice) with any outstanding MTE grants count towards the guidelines. The Compensation Committees reserve the right to amend these guidelines as they consider appropriate. The Committees note that the headline level of these guidelines is higher than is typical in for UK companies which is appropriate given our approach of following U.S. practices. Consistent with practice in the U.S., such guidelines do not continue following an executive's departure (although such an executive may continue to be at risk of recoupment under our clawback policies for a period).	Mr. Weinstein—six times base salary Mr. Arison—six times base salary Other senior executives have guideline levels of three or four times base salary. The Compensation Committees reserve the right to increase (but not reduce) these stock ownership guidelines.	N/A	None.

Notes:

1. The rationale for all performance measures and the process for setting performance targets are explained in the relevant sections of the table.
2. The general principle of the 2023 Policy is to remunerate people for their personal responsibility and contribution. In order to deliver this, different reward mechanisms are used for different populations. Where the reward mechanisms differ, they reflect the appropriate market rate position for the relevant roles.
3. The Companies' approach to clawback is set out in the sections in the above table relating to bonus and long-term incentives.

NON-EXECUTIVE DIRECTORS

Element	Purpose and link to strategy	Operation	Maximum	Performance Conditions	Changes to the Policy
Non-Executive Directors' Cash Retainer	To appropriately compensate Non- Executive Directors of the highest caliber.	Fee levels are periodically reviewed by the Boards (without the Non-Executive Directors voting on such matters, although, to ensure coherence of approach, the Compensation Committees may make recommendations to the Boards) having regard to external comparators. The Boards exercise judgment as to what they consider to be reasonable in all the circumstances both as regards quantum and the mix of pay and do not apply a strict mathematical approach to assessing such levels (i.e. they do not automatically apply a median level). Within the stated maximum, the Boards reserve the right to consider how to structure the Non-Executive Directors' fees and whether to utilize a general retainer, committee membership, chairmanship, attendance fees, or board attendance or time-based or travel allowances. Currently, the Non-Executive Directors receive an annual cash retainer fee. Fees are currently paid quarterly (but this may be varied).	Under the LMCG Regulations, Non- Executive Directors are equally subject to policy caps as their executive colleagues. Accordingly, the Boards will operate within a cash cap per individual of $250,000 (which may be doubled in the case of a non-executive chair). However, should the Boards cease to make restricted share grants as detailed below, the cap for Directors' cash retainer stated above may be increased by the maximum value of the cap relating to restricted share grants.	None	Provides for increased cap in the case of a non-executive chair.

Element	Purpose and link to strategy	Operation	Maximum	Performance Conditions	Changes to the Policy
		Non-Executive Directors also receive reimbursement of travel related expenses.			
Restricted Stock Grants	To appropriately compensate Non- Executive Directors of the highest caliber. To align Non- Executive Directors' interests with those of shareholders.	Non-Executive Directors receive annual restricted share grants at such level as the Boards consider to be appropriate. Grants vest after three years and are not forfeitable after one year of service from initial election to the Boards. Non-Executive Directors must own shares with a value of at least five times the annual cash retainer. New non-Executive Directors must achieve this requirement within the time frame selected by the Boards (currently five years from the date of their initial election). The Boards may increase (but not reduce) this guidance. As with the stock ownership guidelines for executives, the guidelines are not contractual and no penalty arises if the Director does not comply; however, the Boards may require some or all of the Director's cash retainer to be delivered as fully vested stock as they consider appropriate. Under the guidelines, shares owned outright by the Non-Executive Director and their immediate family (and related trusts) together with any outstanding restricted stock grants count towards the guidelines. The Boards reserve the right to amend these guidelines as they	The formal cap is $250,000 per individual (which may be doubled in the case of a non-executive chair). However, should the Boards cease to pay Non-Executive Directors a cash retainer as detailed above, the cap for restricted share grants may be increased by the maximum value of the cap relating to Non-Executive Directors' cash retainer.	No performance conditions apply to ensure the Non-Executive Directors maintain their independence.	Provides for increased cap in the case of a non-executive chair.

Element	Purpose and link to strategy	Operation	Maximum	Performance Conditions	Changes to the Policy
		consider appropriate.			
Benefits	To encourage product familiarization.	Non-Executive Directors are encouraged to take cruises for purposes of product familiarization and pay a fare of such rate as is determined from time-to-time. Currently, for the first 14 days per year, Non-Executive Directors pay a fare of $70 per person per day for such cruises (or $150 per day in the case of Seabourn), and for the next 30 days per year, pay a fare of $200 per person per day for such cruises, plus taxes, fees and port expenses in each case. All other charges associated with the cruise (e.g., air fares, fuel supplements, fees, taxes and port expenses, gratuities, ground transfers, etc.) are the responsibility of the Non-Executive Director. While the Boards do not consider it to form part of benefits in the normal usage of that term, the Boards have been advised that travel and/or corporate hospitality (whether paid for by the Carnival Corporation & plc or another and whether provided to the Non-Executive Director or a family member) may technically come within the UK definition so the Boards expressly reserve the right for Carnival Corporation & plc to authorize attendance at such activities within its agreed policies.	The formal cap is $100,000 per individual although the likely level is somewhat lower and the benefit each year is reflected in the table of Non-Employee Director compensation. Any benefits under the cruise policy will be valued for this purpose on an incremental cost basis. In addition, a departing gift may be provided up to a value of $25,000 per Non-Executive Director on termination of office.	None	None.

2. RECRUITMENT REMUNERATION POLICY

The following represents guidelines considered reasonable by the Compensation Committees, but they may need to change in relation to securing an appropriate candidate whose appointment would, in their view, be in shareholders' best interests.

- In terms of the principles for setting a package for a new Executive Director, the starting point for the Compensation Committees will be to look to the general policy for Executive Directors as set out above and structure a package in accordance with that policy. However, as provided for in the relevant regulations, the Compensation Committees reserve the right to make payments of base salary and make benefit or pension provisions outside of the scope of the general policy (and its caps) for Executive Directors to meet individual circumstances of the recruitment (recognizing that such events are inherently exceptional and unplanned and that it would be disproportionate to seek shareholder approval).
- Ignoring any special recruitment arrangements which may prove to be necessary, the annual bonus and long-term incentive compensation arrangements will operate (including the maximum grant levels) as detailed in the general policies in relation to any newly appointed Director.
- For an internal appointment, any variable pay element provided in respect of the prior role may either continue on its original terms or be adjusted to reflect the new appointment as appropriate.
- For external and internal appointments, the Compensation Committees may agree that Carnival Corporation & plc will meet certain relocation expenses as Compensation Committees consider appropriate and/or to make a contribution towards legal fees in connection with agreeing employment terms.
- Whether to enter into an employment agreement and the terms of such agreement will be determined at the time having regard to norms in the U.S. and/ or where the executive will be based.
- Where it is necessary to make a recruitment related equity grant to an external candidate, Carnival Corporation & plc will not pay more than is, in the view of the Compensation Committees, necessary and will in all cases seek, in the first instance, to deliver any such grants under the terms of the existing incentive pay structure. It may, however, be necessary in some cases to make such grants on terms that are more bespoke than the existing annual and equity-based pay structures in Carnival Corporation & plc in order to secure a candidate. Details of any such grants will be appropriately disclosed.
- All such grants for external appointments (whether to buy-out forfeited grants or negotiated as a sign-on grant), whether under the annual bonus plan, PBS, TBS or otherwise, will take account of the nature, time-horizons and performance requirements for any remuneration relinquished by the individual when leaving a previous employer and will only include guaranteed sums where the Compensation Committees consider that it is necessary to secure the recruitment.
- For the avoidance of doubt, where recruitment related grants are intended to replace existing grants held by a candidate in an existing employer, the maximum amounts for incentive pay as stated in the general policies will not apply to such grants. The Compensation Committees have not placed a maximum limit on any such grants which it may be necessary to make as it is not considered to be in shareholders' interests to set any expectations for prospective candidates regarding such grants. Any recruitment- related grants which do not replace grants with a previous employer will be subject to the limits as detailed in the general policy.

A new Non-Executive Director would be recruited on the terms explained above in respect of the main policy for Non-Executive Directors.

A new Executive Director's terms would be subject to agreement on joining. The Compensation Committees will not automatically replicate a predecessor's agreement and will have due regard to internal provisions for other senior executives, developments in market and best practice globally and to the commercial circumstances at the time.

Mr. Weinstein. Mr. Weinstein does not have an employment agreement.

All elements of his compensation are subject to the discretion of the Compensation Committees.

3. POLICY ON PAYMENTS FOR LOSS OF OFFICE

ALL EXECUTIVE DIRECTORS

For the avoidance of doubt, the LMCG Regulations do not require the inclusion of a cap or limit in relation to payments for loss of office. The Compensation Committees will take all relevant factors into account in deciding whether any discretion should be exercised in an individual's favor in these circumstances, and the Compensation Committees will aim to ensure that any payments made are, in their view, appropriate in the context of where the executive resides and are fair and reasonable.

In addition to any such payment, the Compensation Committees reserve discretion to:

- retain perquisites which they currently receive for a period;
- pay an annual bonus for the year of departure (pro-rated to the period actually worked);
- retain or accelerate vesting of any outstanding equity grants; and
- pay for other items, such as outplacement services, legal fees, settlement payments and such other payments as our legal advisors advise may be necessary or expedient.

Further detail on the terms of the potential payments upon termination or change of control are contained in the Executive Compensation section of the Proxy Statement.

Any amounts already accrued under non-qualified deferred compensation arrangements or any pension-related arrangements, which have already accrued to the executive, will be retained and will not be a termination payment.

Acceleration of share grants may occur following a change of control if an executive's position was terminated or may occur following the termination of their employment as disclosed in detail in the Potential Payments upon Termination or Change of Control part of the Executive Compensation section of the Proxy Statement.

Mr. Arison. The Compensation Committees have adopted a policy not to enter into employment contracts with longer-serving U.S. executives. Accordingly, Carnival Corporation & plc do not have an employment agreement with Mr. Arison that would pay any cash severance benefits in connection with termination of employment.

Mr. Weinstein. Carnival Corporation & plc do not have an employment agreement with Mr. Weinstein that would pay any cash severance benefits in connection with termination of employment.

NON-EXECUTIVE DIRECTORS

The Non-Executive Directors are not entitled to any compensation on termination but, once they have served for at least one year, they will retain all outstanding equity grants. Entitlement may be accelerated in certain compassionate circumstances or following a change of control. However, a departing gift may be provided up to a value of $25,000 per Non-Executive Director.

4. PERFORMANCE SCENARIOS

The LMCG Regulations require the inclusion of scenario charts for each Executive Director showing the levels of compensation which an individual could expect to earn under the 2023 Policy for fiscal 2023 in certain circumstances. To assist the reader, the tables distinguish between MTE, PBS, TBS and SEA and the other elements of fixed pay.


Performance Charts
Amounts in ($000s)
$25,000
$20,000
$15,000
$10,000
$5,000
$0
Salary
Bonus
PBS
TBS
Salary, $1,534
TBS, $1,500
PBS, $3,500
Bonus, $2,500
Salary, $1,534
TBS, $1,500
PBS, $7,000
Bonus, $5,000
Salary, $1,534
TBS, $2,250
PBS, $10,500
Bonus, $5,000
Salary, $1,534
$0
$0
$0
Minimum
On-target
Maximum
50% Share Price Appreciation on Maximum
Minimum
On-target
Maximum
President, CEO and Chief Climate Officer - Josh Weinstein
Chair - Micky Arison

The assumptions used in the table are summarized below:

<table>
<tr><td>Minimum</td><td>

"Salary" consists of base salary, benefits and pension.
Base salary is the salary to be paid in fiscal 2023.
Benefits measured as reported benefits received in fiscal 2022.

<table>
<tr><th>$000</th><th>Base Salary</th><th>Benefits</th><th>Pension</th><th>Total Fixed</th></tr>
<tr><td>Mr. Weinstein</td><td>1,250</td><td>284</td><td>—</td><td>1,534</td></tr>
<tr><td>Mr. Arison</td><td>0</td><td>94</td><td>0</td><td>94</td></tr>
</table>
</td></tr>
<tr><td>On-target</td><td>Based on what the Executive Director would receive if performance was on-target:

Short term incentive consists of the target bonus ($2.5 million) set by the Compensation Committees for fiscal 2023 for Mr. Weinstein and nil for Mr. Arison.
Long-term incentives for Mr. Weinstein include the expected target values of his PBS ($3.5 million) and TBS ($1.5 million) grants and nil for Mr. Arison. While the precise grant levels are set each year, the Compensation Committees believe this is indicative of ongoing policy.

</td></tr>
<tr><td>Maximum</td><td>Based on the maximum compensation receivable (excluding share price appreciation and dividends):

Short-term incentive consists of the maximum bonus (200% of target bonus).
Long-term incentive consists of the grant date value of the maximum number of PBS RSUs at 200% of target number and 100% of the TBS number of units.

</td></tr>
<tr><td>Maximum plus 50% Share Price</td><td>Reflects the same position as the preceding Maximum except that share price appreciation of 50% has been assumed.</td></tr>
</table>

Appreciation

5. CONSIDERATION OF EMPLOYMENT CONDITIONS ELSEWHERE IN THE GROUP

In determining the compensation policy and the compensation payable to the Executive Directors, the Compensation Committees took the pay and employment conditions of employees of the Carnival Corporation & plc group ("Carnival group") into account. The Carnival group's pay policy ensures a clear and direct link between the performance of the Carnival group or relevant operating company and compensation. Substantial use of performance-based compensation not only ensures the continued alignment of the interests of shareholders and senior executives within the Carnival group, but also enables the Carnival group to attract, retain and motivate the talented people upon whom our success depends. Carnival Corporation & plc is committed to encouraging strong performance through a reward system that aligns management's interests with those of its shareholders.

Across the workforce more broadly, many employees participate in bonus and commission plans based on the performance of their employing company. Where locally competitive, employees are also provided savings plans such as 401(k) plans, company-sponsored pension plans, life insurance plans and a range of other employment benefits. In addition to these elements, the Carnival Corporation & plc also issues share-based compensation to management to incentivize, retain and recruit talent which encourages an ownership culture among employees. We do not operate any compensation or incentive plans in which only Executive Directors participate.

In accordance with prevailing commercial practice, the Compensation Committees did not consult with employees in preparing the Carnival plc Directors' Remuneration Policy. The Compensation Committees take into account information provided by the human resources function and external advisors.

6. CONSIDERATION OF SHAREHOLDERS' VIEWS

As described further in Part I, the Compensation Committees took into account the approval levels of compensation-related matters at our Annual General Meetings in determining that the current compensation philosophy and objectives remain appropriate for use in determining the compensation of Directors through analysis of proxy reports and direct engagement with major investors, as appropriate.

Carnival Corporation & plc has a long-standing shareholder outreach program and interacts with shareholders and proxy advisors on executive compensation. The Compensation Committees consider all constructive feedback received about executive compensation. We continue to seek and incorporate shareholder feedback in our compensation deliberations, as appropriate. The Compensation Committees have and will continue to consider results from the annual shareholder advisory votes, as well as other shareholder input, when reviewing executive compensation programs and policies.

On Behalf of the Board,

RANDALL WEISENBURGER
Chair of the Compensation Committees

January 27, 2023

Annex C—Carnival plc Corporate Governance Report

Carnival Corporation and Carnival plc (together referred to as "Carnival Corporation & plc") operate under a dual listed company ("DLC") arrangement with primary listings in the U.S. and the UK. Accordingly, Carnival Corporation & plc has implemented a single corporate governance framework consistent, to the extent possible, with the governance practices and requirements of both countries. Where there are customs or practices that differ between the two countries, Carnival Corporation & plc has nonetheless sought to be compliant with UK best practices whenever possible. Carnival Corporation & plc believes that their resulting corporate governance framework effectively addresses the corporate governance requirements of both the U.S. and the UK.

Corporate Governance Guidelines

Carnival Corporation & plc has adopted corporate governance guidelines (the "Guidelines") that set forth the general governance principles approved by the Boards of Directors. The Guidelines are available on Carnival Corporation & plc's website and are summarized as follows:

- A majority of the members of each of the Boards must be independent in accordance with the corporate governance rules applicable to companies listed on the New York Stock Exchange and the London Stock Exchange.
- The Boards will each have at all times the following: Audit Committee, Compensation Committee, Compliance Committee, Health, Environmental, Safety & Security ("HESS") Committee and Nominating & Governance Committee (collectively, the "Committees"). All the members of our Committees will be independent Directors under the criteria applicable to companies listed on the New York Stock Exchange, the London Stock Exchange and any other applicable regulatory requirements. Each of these Committees has its own written charter, which principally sets forth the purposes, goals and responsibilities of the Committees.
- The Nominating & Governance Committees will review with the Boards, on an annual basis, the requisite skills and characteristics of new and incumbent Board members, as well as the composition of the Boards as a whole. The Nominating & Governance Committees will assess and recommend Board candidates for appointment as Directors.
- The responsibilities of the Directors are laid out in the Guidelines and cover matters such as the Directors' duties to Carnival Corporation & plc and its shareholders, attendance at meetings and the annual review of Carnival Corporation & plc's long-term strategic plans and the principal issues that Carnival Corporation & plc may face in the future.
- The Non-Executive Directors shall appoint a Senior Independent Director to preside at meetings of the Non-Executive Directors and at Board meetings in the absence of our Chair, and to serve as the principal liaison for Non-Executive Directors.
- Directors have free and full access to officers and employees of Carnival Corporation & plc, to the advice and services of our Company Secretary to the Boards and to independent professional advice at the expense of Carnival Corporation & plc.
- The Compensation Committees will recommend the form and amount of Director and senior executive compensation in accordance with the policies and principles set forth in their charter and conduct an annual review thereof. In particular, the Compensation Committees will annually review the compensation of our CEO and his performance to enable our CEO to provide strong leadership for Carnival Corporation & plc in the short and long-term.
- The Boards and the Nominating & Governance Committees are responsible for CEO and board succession planning. The Boards, in conjunction with our Chair of the Boards and our CEO, oversee succession planning with respect to executive officers and senior management.

- The Nominating & Governance Committees will maintain orientation programs for new Directors and continuing education programs for all Directors.
- The Boards will conduct an annual performance evaluation to determine whether they, their Committees and individual Directors are functioning effectively.
- The Non-Executive Directors will meet at least annually under the direction of the Senior Independent Director to conduct an appraisal of our Chair's performance.
- The Boards will determine the appointment and removal of the Company Secretary.
- All shareholders may communicate with the Boards by addressing all communications to the Company Secretary, who must forward any item requiring immediate attention to the Senior Independent Director, who must in turn notify the Boards of any matters for discussion or action as appropriate.

Carnival Corporation & plc monitors governance developments in the U.S. and the UK to support a vigorous and effective corporate governance framework.

Board Composition

Each of the Boards of Directors is currently comprised of 13 members, of which two are Executive Directors and 11 are Non-Executive Directors. Richard J. Glasier and Sir John Parker have decided not to seek re-election and to retire from the Boards with effect from the conclusion of the 2023 Annual Meetings of Shareholder, at which time the size of the Boards of Directors will be reduced to 11 members. Other than Ms. Mathew and Mr. Weinstein, each nominee for re-election to the Boards has served for the full year. All Directors are required to submit themselves for annual re-election. The biographical details of the members of the Boards standing for election or re-election and their qualifications to serve as Board and Committee members are contained in the Proxy Statement. For a description of our procedures for selecting and appointing nominees, please refer to "Nominations of Directors" in the Proxy Statement. All Directors elected in 2022 have been subject to a formal performance evaluation during the year, as described below.

As part of the commitment to increase the representation of women on our Boards, in fiscal 2022 the Nominating & Governance Committees engaged an independent search firm Ridgeway Partners to identify a Board candidate with significant executive experience and giving consideration to diversity, in accordance with our Corporate Governance Guidelines. Ridgeway Partners has no other connection with Carnival plc or any individual Directors. Following a rigorous selection process, the Nominating & Governance Committees recommended the appointment of Ms. Mathew to the Boards and the Boards approved Ms. Mathew's appointment in November 2022. Assuming the election or re-election of all nominees to the Boards, following the Annual Meetings of Shareholders, 36% of the members of the Boards are women (being four of 11 members) and one Director is ethnically diverse.

The Boards currently meet the Parker Review recommendation of having at least one ethnic minority Director.

Board Balance and Independence

We believe it is important to have a balanced board with a majority of Directors being independent such that no individual or group dominates the Boards' decision making. The Boards believe that the balance between Non-Executive Directors and Executive Directors is appropriate.

We have a number of measures in place to assess and safeguard independence of our independent Directors. As part of the Boards' annual independence assessment, each Director is required to complete an independence questionnaire. All questionnaires are reviewed and assessed by the full Board. Following this review for fiscal 2022, the Boards determined that all of the eleven nominees for election or re-election as Non-Executive Directors are considered independent in accordance with the corporate governance rules of the New York Stock Exchange and the UK Corporate Governance Code. Sir Jonathon Band, Richard J. Glasier, Stuart Subotnick, Laura Weil and Randall Weisenburger have been Non-Executive Directors for more than nine years from the date of their first election to the Boards. However, notwithstanding this fact, the Boards have determined that each of those Directors is independent for the reasons set forth below.

Consistent with U.S. practice, the Boards believe that length of tenure should be only one of the factors considered with respect to the independence of Directors and, accordingly, that tenure alone should not result in the loss of independence. The Boards believe that automatic loss of independence status for Directors due to tenure would effectively operate as a term limit for independent Directors and result in the loss of the valuable contributions of Directors who have been able to develop, over time, increasing insight into Carnival Corporation & plc and its operations. The Boards prefer to rely on rigorous annual evaluations of individual Directors, as well as external evaluations by an independent third-party governance expert every three years, to review their objectivity and independence, as well as their overall effectiveness as Directors. All Directors are also subject to annual re-election by shareholders following individual evaluations and recommendations by the Nominating & Governance Committees. Mr. Arison has been Chair of the Board of Directors of Carnival plc since 2003 and previously served as the CEO of Carnival plc from 2003 to 2013. His unique experience and in-depth knowledge of our business, our history and the cruise industry continue to be invaluable. Mr. Arison has made and continues to make substantial contributions to our success and to demonstrate objective judgement throughout his tenure. As a result, the Boards have concluded that his continued service as our Chair is in our best interests and that of our shareholders. Mr. Arison's performance is subject to annual evaluation by the Non-Executive Directors. We also have separate CEO and Chair roles.

As further discussed under "Board Procedures and Responsibilities," we also require Non-Executive Directors to obtain our consent before they can serve on additional boards.

The Boards, with support from the Global Legal Services Department and the Global Ethics & Compliance Department ("GE&C"), have procedures to identify and manage any conflicts of interest that may arise in relation to any Director (including those resulting from significant shareholdings), and assess Directors' independence, including by reviewing on an annual basis questionnaires completed by Directors which are designed to identify potential conflicts of interest and also by requiring Directors to report any potential conflicts of interest.

Directors' Indemnities

Carnival Corporation has provided an indemnity for the Directors of Carnival Corporation and Carnival plc. This was in place at all times during fiscal 2022 and up to the date of the approval of the financial statements. To the extent Carnival Corporation is unable to indemnify the Directors, we also maintain Directors' and Officers' liability insurance which covers Directors for legal actions brought against them in their capacity as Directors, subject to certain limitations.

Board Procedures and Responsibilities

Meetings of the Boards are held on a regular basis to enable the Boards to properly discharge their responsibilities. During the year ended November 30, 2022, the Board of Directors of Carnival plc held a total of 11 meetings. All Board meetings during the year were attended by the full Boards except for Mr. Gearhart who attended 10 of 11 meetings and Sir John Parker who attended 9 of 11 meetings. Ms. Mathew, who joined the Boards of Directors on November 14, 2022, attended the only meeting held after her appointment date. In addition, the Non-Executive Directors meet periodically during the year with our Chair of the Boards with no other Executive Directors present. The agenda for each Board meeting and meeting schedules are prepared by our Chair and reviewed and approved by the Senior Independent Director, to enable the flow of relevant information to the Boards. Each Board member is entitled to suggest the inclusion of items on the agenda and to raise at any Board meetings subjects that are not on the agenda for that meeting.

Non-Executive Directors are required to allocate sufficient time to meet the expectations of their role. The consent of our Chair and Senior Independent Director must be sought before accepting additional directorships that might affect the time a Non-Executive Director of Carnival Corporation & plc is able to devote to that role. No additional directorships or significant commitments were undertaken by Non-Executive Directors during fiscal 2022.

The Boards have resolved that Executive Directors may not serve as a Non-Executive Board member on more than one FTSE 100 or Fortune 100 company nor as the Chair of such a company.

All Directors are expected to act with integrity, lead by example, promote the desired culture, provide constructive challenge, strategic guidance and specialist advice and hold management accountable.

Board Structures and Delegation to Management

The basic responsibility of the Directors is to exercise their business judgment in the way they consider, in good faith, would be most likely to promote the long-term sustainable success of Carnival Corporation & plc, for the benefit of the shareholders as a whole and also contributing to the wider society. Further details of the responsibilities of the Directors are set out in the Guidelines. The Boards and their Committees have a formal schedule of matters specifically reserved to the Boards or their Committees for decision, which includes, but is not limited to, the approval of the following matters:

- quarterly, half-yearly and annual reports, notices of annual meetings and Proxy Statements;
- dividends, issuance of shares or share buybacks;
- changes to structure, size, membership and composition of the Boards and their Committees;
- significant changes to our corporate structure;
- material changes in accounting policies;
- selection, appointment or removal of auditors, auditor independence, approval of all audit and non-audit services and remuneration of auditors;
- risk management framework;
- investment policy;
- material agreements, transactions or borrowings;
- material transactions in which a Director or an executive officer, or any of their immediate family members, has a direct or indirect material interest;
- appointment and removal of executive officers and Company Secretary, executive officer compensation as well as agreements with executive officers; and
- adoption of, or any changes to, equity incentive plans as well as equity grants and other share-related benefits.

Details of the Committees of the Boards are set out in the section below.

The strategic management and direction of, and significant commercial decisions in relation to, global operations of Carnival Corporation & plc, except to the extent reserved to the full Boards under their schedule of reserved matters, is delegated by the Boards to the Boards of subsidiary companies within the group and to management committees of the Boards, which in turn delegate to local management as appropriate.

Our Chair of the Boards leads the Boards and is responsible for its overall effectiveness. He promotes a culture of openness and dialogue at the board level, including by encouraging effective contribution and participation of all Directors and supporting management and the Company Secretary in ensuring that Directors receive accurate, timely and clear information.

The Boards of Directors, with support from the Committees and management, have in place a framework of prudent and effective controls which enable risks to be assessed and managed. The Boards of Directors, through executive management and the Committees, have carried out a robust assessment of Carnival Corporation & plc's principal and emerging risks, including those that would threaten its business model, future performance, solvency or liquidity, to ensure that these risks are effectively managed and/or mitigated to help ensure Carnival Corporation & plc is viable. As a result of this assessment, the Boards of Directors have identified principal and emerging risks and their management and/or mitigation which are listed in Item 4 Risk Management and/or Mitigation of Principal and Emerging Risks in the Carnival plc Strategic Report that accompanies the Carnival plc financial statements (the "Strategic Report").

Committees of the Boards

The following Committees have operated throughout the year. Each Committee has a written charter, copies of which can be found on Carnival Corporation & plc's website at **www.carnivalcorp.com** and **www.carnivalplc.com**. The Board Committees regularly report on their activities and actions to the full Boards.

AUDIT COMMITTEES

The Audit Committees are comprised of the following five independent Non-Executive Directors:

- Laura Weil (Chair effective February 1, 2023);
- Richard J. Glasier (Chair until January 31, 2023);
- Jason Glenn Cahilly;
- Sara Mathew (who joined on November 14, 2022); and
- Stuart Subotnick.

Mr. Glasier has decided not to seek re-election and will retire from the Boards and their Committees with effect from the conclusion of the 2023 Annual Meetings of Shareholders.

The Board of Carnival plc has determined that each member of the Audit Committees has "recent and relevant financial experience" for the purposes of the UK Corporate Governance Code and that the Audit Committees as a whole have competence relevant to the sector in which Carnival Corporation & plc operate. The qualifications of each member of the Audit Committees are contained in the Proxy Statement.

During the year, 11 meetings of the Carnival plc Audit Committee were held, which were attended by all members except for Ms. Mathew who attended the only meeting held after her appointment to the Boards of Directors and the Audit Committees on November 14, 2022. The Chief Financial Officer and Chief Accounting Officer, the Chief Audit Officer, who is responsible for the internal audit function and risk advisory and assurance services within Carnival Corporation & plc, representatives from the external auditors, the General Counsel, Chief Information Officer, Chief Privacy Officer and Chief Risk and Compliance Officer attend meetings at the invitation of the Audit Committees.

The main role and responsibilities of the Audit Committees are to review:

- the integrity of the relevant financial statements;
- Carnival Corporation and Carnival plc's compliance with legal and regulatory requirements, other than requirements related to HESS and compliance matters addressed by the Compliance Committees;
- performance of Carnival Corporation & plc's internal audit functions and the adequacy of internal controls; and
- risk management related to financial, information technology (including cybersecurity and privacy) and non-HESS related operational risks, as well as monitoring changes to and compliance with related legal and regulatory requirements.

In addition, our Audit Committees:

- liaise with, appoint and assess the qualifications, effectiveness and independence of, the external auditors;
- assist the Boards, if so requested, in ensuring that the annual report and accounts of Carnival plc, taken as a whole, is fair and balanced and understandable and provides the information necessary for shareholders of Carnival plc to assess Carnival plc's position and performance, business model and strategy;

- review compliance with the Carnival Corporation & plc Code of Business Conduct and Ethics; and
- establish and monitor the procedures for receipt of complaints or concerns regarding accounting, internal accounting controls and audit matters.

In fulfilling their responsibilities during the year, the Audit Committees have, among other things:

- reviewed the quarterly and annual financial results of Carnival Corporation & plc, including accounting matters and key factors affecting financial results and future forecasts;
- reviewed financial statements and related disclosures, and other proposed filings with the U.S. Securities and Exchange Commission and the applicable UK authorities and draft earnings press releases of Carnival Corporation & plc;
- reviewed the form and content of the annual reports and accounts, including the Strategic Report (including the going concern confirmation, the viability statement, the assessment of internal controls and principal risks, and the annual risk management and/or mitigation of principal risks), financial statements and Directors' Report, to be presented to shareholders of Carnival plc at the year-end;
- reviewed the form and content of the half year reports (including the going concern confirmation);
- approved, together with the Boards of Directors, the viability and going concern statements, which are included in the Strategic Report;
- reviewed reporting from management on impairment analyses over tangible and intangible assets;
- confirmed receipt of certification letters, disclosure controls and procedure checklists and loss contingency memos from all reporting units;
- received briefings on Carnival Corporation & plc's Sarbanes-Oxley 404 compliance program;
- reviewed reporting from the independent auditors concerning the audit work performed, identified internal control deficiencies and accounting issues, and all relationships between the independent auditors and Carnival Corporation & plc;
- reviewed and approved fees for audit and non-audit related services provided by Carnival Corporation & plc's independent auditors;
- received and reviewed various reports from the independent auditors regarding the planning, status, execution and conclusions of their work;
- received reporting, as well as quarterly briefings, from the Carnival Corporation & plc internal audit department called Risk Advisory & Assurance Services ("RAAS") concerning results from their internal audit work, including significant findings, any identified internal control deficiencies and management plans for remedial action;
- reviewed reports of RAAS regarding the results of its independent internal investigations of alleged or actual impropriety as assigned by the General Counsel and in coordination with the Chief Risk and Compliance Officer on the status and results of those investigations;
- reviewed RAAS's historical audit coverage and assessment of risk for the purpose of developing an audit plan for the upcoming year;
- reviewed reports of RAAS concerning progress against their audit plan, department staffing and professional qualifications, and the status of management action plans for previously identified action steps;
- reviewed reports regarding information technology security, including cybersecurity and privacy and responses to and investigations of breaches; and
- reviewed the status of complaints received through Carnival Corporation & plc's third-party administered hotline and other channels.

COMPENSATION COMMITTEES

The Compensation Committees of the Boards are comprised of the following five independent Non-Executive Directors:

- Randall Weisenburger (Chair);
- Jason Glenn Cahilly (who joins on February 1, 2023);
- Helen Deeble;
- Richard J. Glasier; and
- Laura Weil.

Mr. Glasier has decided not to seek re-election and will retire from the Boards and their Committees with effect from the conclusion of the 2023 Annual Meetings of Shareholders.

During the year, six meetings of the Carnival plc Compensation Committees were held, which were attended by all members, except for Mr. Cahilly who was appointed to the Compensation Committees effective February 1, 2023. Executive Directors are invited to attend for appropriate items, but are excluded when their own performance and remuneration are being discussed and determined.

The Compensation Committees are responsible for the:

- evaluation and approval of the Director and officer compensation plans, policies and programs;
- annual review and approval of the corporate goals and objectives relevant to our CEO's compensation;
- determination and approval of the compensation of our CEO, the other Executive Directors and other senior officers; and
- recommendations to the Boards with respect to the compensation of the Non-Executive Directors.

When selecting or appointing candidates to the position of our Chair of the Compensation Committees, the Nominating & Governance Committees and the Boards shall give particular consideration to candidates who have previously served on a compensation committee for at least 12 months.

The Compensation Committees are empowered to retain compensation consultants of their choice to be used to assist in the evaluation of compensation issues.

COMPLIANCE COMMITTEES

The Compliance Committees of the Boards are comprised of the following six independent Non-Executive Directors:

- Jeffrey J. Gearhart (Chair effective February 1, 2023);
- Randall Weisenburger (Chair until January 31, 2023);
- Sir Jonathon Band;
- Richard J. Glasier;
- Stuart Subotnick; and
- Laura Weil.

Mr. Glasier has decided not to seek re-election and will retire from the Boards and their Committees with effect from the conclusion of the 2023 Annual Meetings of Shareholders.

During the year, six meetings of the Carnival plc Compliance Committees were held, which were attended by all members.

The principal function of the Compliance Committees is to assist the Boards with oversight of activities that are designed to promote ethical conduct, a high level of integrity, and compliance with all laws, regulations and policies applicable to us, including by:

- receiving regular reports from, and providing direction to the Chief Risk and Compliance Officer ("CRCO") with respect to the activities of GE&C, including trends and insights coming from our complaint channels, GE&C's compliance monitoring activities, management's mitigation plans to address compliance risk management opportunities, changes in laws and regulations that could have a significant impact on us, the adequacy of staffing and resources and any difficulties encountered by GE&C;
- oversee risk management related to compliance with applicable laws and regulations, including our compliance monitoring activities supporting a high level of ethics and integrity;
- reviewing the results of compliance with our Code of Business Conduct and Ethics and our Business Partner Code of Conduct and Ethics and conflicts of interest disclosures;
- providing functional oversight of our Incident Analysis Group ("IAG") and GE&C with respect to its review of effectiveness of IAG recommendations;
- reviewing the results from any internal or external audits and investigations that have relevance for significant business ethics or compliance matters;
- meeting independently with the CRCO to review any significant changes to or challenges with ethics and compliance activities;

- Establish and monitor policies and procedures for confidential submission, receipt, retention and treatment of complaints or concerns;
- oversee and review all significant allegations of misconduct by the Board, CEO, Leadership Team or Section 16 executive officers; and
- promoting accountability of senior management with respect to ethics compliance matters.

HESS COMMITTEES

The HESS Committees of the Boards are comprised of the following six independent Non-Executive Directors:

- Sir Jonathon Band (Chair);
- Helen Deeble;
- Jeffrey J. Gearhart;
- Katie Lahey;
- Sir John Parker; and
- Randall Weisenburger.

Sir John Parker has decided not to seek re-election and will retire from the Boards and their Committees with effect from the conclusion of the 2023 Annual Meetings of Shareholders.

During the year, six meetings of the Carnival plc HESS Committee were held, which were attended by all members except for Sir John Parker who attended five of six meetings, having missed one meeting. Our CEO and the CEOs of our cruise brands also attend meetings of the HESS Committees.

The principal function of the HESS Committees is to assist the Boards in fulfilling their responsibility to:

- supervise, monitor and oversee compliance with Carnival Corporation & plc's HESS and sustainability policies, programs and initiatives at sea and ashore;
- review and recommend appropriate policies, procedures, practices and training relative to sustainability reporting;
- oversee risk management related to significant HESS and sustainability-related risks and exposures as well as monitor changes to and compliance with related legal and regulatory requirements;
- review and discuss with management pending or threatened administrative, regulatory, or judicial proceedings relating to HESS that are material to the Companies and management's response; and
- Review our objectives and plans (including means for measuring performance) for implementing the Companies' policies, procedures, practices, compliance measures and risk management programs regarding HESS; and

NOMINATING & GOVERNANCE COMMITTEES

The Nominating & Governance Committees of the Boards are comprised of the following six independent Non-Executive Directors:

- Stuart Subotnick (Chair);
- Sir Jonathon Band;
- Richard J. Glasier
- Katie Lahey (who joins on February 1, 2023);
- Sir John Parker; and
- Randall Weisenburger.

Sir John Parker has decided not to seek re-election and will retire from the Boards and their Committees with effect from the conclusion of the 2023 Annual Meetings of Shareholders.

During the year, four meetings of the Carnival plc Nominating & Governance Committee were held, which were attended by all members, except for Ms. Lahey who was appointed to the Nominating & Governance Committees effective February 1, 2023.

The principal function of the Nominating & Governance Committees is to:

- assess and recommend to the Boards candidates for appointment as Directors and members of the Committees;

- assist the Boards with our CEO and Board succession planning;
- establish procedures to exercise oversight of the evaluation of the Boards and management;
- maintain orientation programs for new Directors and continuing education programs for all Directors; and
- annually review and reassess the adequacy of the Guidelines and recommend proposed changes to the Boards for approval.

Further details on the succession planning process and the Nominating & Governance Committees' approach to diversity are contained in the "Nominations of Directors" of the Proxy Statement and diversity generally are contained in the "Employees" section of the Carnival plc Directors' Report, which is attached as Annex A, are incorporated by reference into this Carnival plc Corporate Governance Report.

Carnival plc Supplement to the Report of the Audit Committees

Certain information required to be included in the Carnival plc Report of the Audit Committee is set forth in the Report of the Audit Committees included in the Proxy Statement, and which is incorporated by reference into this Carnival plc Corporate Governance Report. The principal purpose of this Carnival plc Supplement to the Report of the Audit Committees is to comply with the UK Corporate Governance Code requirements, which are only applicable to Carnival plc.

In fiscal 2022 the Carnival plc Audit Committee developed an understanding of the significant accounting matters which were comprised of the significant areas of accounting judgments and the related estimates by reviewing, discussing with management and, where appropriate, challenging the approach and key assumptions adopted by management. The Carnival plc Audit Committee was satisfied with the assessments considered and conclusions reached with respect to the significant accounting matters. The significant accounting matters considered by the Carnival plc Audit Committee and discussed with the Carnival plc external auditors, PricewaterhouseCoopers LLP ("PwC"), for fiscal 2022 are included in the Carnival Annual Report for fiscal 2022 in "Item 5. Going Concern Confirmation and Viability Statement," "Note 1—General—Liquidity and Management's plans" and "Note 2—Significant Accounting Policies" under "Significant Judgements and Estimates."

In addition, risks of fraud in relation to revenue recognition was an area of focus for the Carnival plc Audit Committee and discussed with PwC in 2022. The Audit Committee considered the presumed risks of fraud as defined by auditing standards and was satisfied that there were no significant issues.

EXTERNAL AUDITORS AND AUDIT TENDERING

The Audit Committees have the responsibility for making a recommendation on the appointment, reappointment and removal of the external auditors. PwC was recommended by the Audit Committees for reappointment as auditors of Carnival plc at the Annual General Meeting held in April 2022, and reappointment was approved by the shareholders. The Audit Committees also reappointed PwC as Carnival Corporation's independent registered public accounting firm, as ratified by the shareholders at the April 2022 Annual General Meeting. In addition, the policy of the Audit Committees is to undertake a formal assessment of the auditor's objectivity and independence each year, which includes:

- a review of non-audit services provided and related fees;
- discussion with the auditors pertaining to a written report detailing all relationships with Carnival Corporation & plc and any other party that could affect the independence or the objectivity of the auditors; and
- evaluation with the Boards and management of the effectiveness of the external audit process.

PwC has served as Carnival Corporation's independent auditor from at least 1986 to 2002. In 2003, following formation of the DLC arrangement between Carnival Corporation and Carnival plc, the independent audits for the consolidated entity, Carnival Corporation & plc, and Carnival plc were tendered. Upon completion of this tender process, the Audit Committees decided to recommend to the shareholders that PwC be appointed as the Carnival Corporation and Carnival plc independent auditors for fiscal 2003. The Audit Committees annually evaluate PwC's performance and have each year recommended that the shareholders vote for the reappointment of PwC as Carnival plc's independent auditors.

Our reasons for recommending that PwC be appointed Carnival plc's auditor for 2023 are as follows:

- PwC is one of the largest independent audit firms in the world. In addition, PwC is uniquely qualified because they are the auditors of the three largest public cruise companies in the world. As such, it has an exceptional level of understanding of the cruise industry, the significant accounting principles used by it and the economic environment in which it operates.
- Carnival Corporation & plc has periodically undertaken internal surveys to confirm PwC's qualifications and performance, the quality and candor of their communication with the Audit Committees and management and their independence, objectivity and professional skepticism. The results of these surveys have supported the Audit Committees' and management's recommendations to appoint PwC as the independent auditors of Carnival Corporation & plc and Carnival plc.
- PwC's lead audit engagement partner for Carnival Corporation & plc and the engagement partner for Carnival plc are rotated from the engagement at least every five years. PwC's lead audit engagement partner for Carnival plc is John Waters. The PwC engagement partners working on subsidiaries are rotated from these engagements at least every seven years or in the case of significant EU subsidiaries, the engagement partners have been rotated at least every five years. The Audit Committees actively participate in the selection of the lead audit engagement partners. The Audit Committees and management believe the partner rotations support an independent auditor view of our operations and provide fresh insights into the audit processes.
- The Audit Committees meet regularly with PwC in executive sessions, where management is not present. These executive sessions, which are not required under UK or U.S. regulations, further support PwC's independence from management.
- The Audit Committees' Key Policies and Procedures establish a framework to monitor and maintain PwC's independence. These Key Policies and Procedures require, among other things, pre-approval from the Audit Committees for audit and permissible non-audit services prior to the performance of any such services in accordance with UK and U.S. regulations. The Audit Committees only approve services to be provided by PwC that are consistent with these regulations, which helps to support auditor independence.
- The communication between the Audit Committees and PwC has been timely and informative, which has assisted the Audit Committees in the performance of their oversight responsibilities.
- The Audit Committees and management believe that PwC has performed the audits of Carnival Corporation & plc and Carnival plc with proper professional skepticism and demonstrated the necessary knowledge, experience and skills to meet their audit requirements.
- Based on the review and analysis of audit fees of comparable public companies, the Audit Committees and management believe the PwC audit fees are appropriate.

The Audit Committees continue to be confident that the effectiveness and independence of the external auditors is not impaired in any way. There are no contractual restrictions on the choice of external auditor and, therefore, a resolution proposing the reappointment of PwC as external auditors will be put to the Carnival plc shareholders at the 2023 Annual General Meeting.

The policy on Audit Committee pre-approval and permissible non-audit work of the independent auditors, are set out in the "Independent Registered Public Accounting Firm," section of the Proxy Statement, which is incorporated by reference into this Carnival plc Corporate Governance Report. Refer to Note 4 (Other Income and Expense) to the Carnival plc financial statements for information on the fees payable to PwC for audit and non-audit services in fiscal 2022.

During the year, the Financial Reporting Committee's ("FRC") Audit Quality Review ("AQR") team selected for review PwC's audit of Carnival plc's 2021 financial statements as part of its annual inspection of audit firms. On completion of the review, the AQR team wrote to the Audit Committee Chair and provided a copy of its final report. The Audit Committee was pleased to note that the FRC did not identify any key findings and only one limited improvement was required. Work performed over going concern was identified as an area of good practice.

Carnival plc is also subject to UK regulations regarding external auditor appointment and rotation. The relevant UK legislation (the Statutory Auditors and Third Country Auditors Regulations 2016) requires statutory auditors to rotate after a period of 20 years and include a mandatory competitive tender of audit firms at the 10-year midpoint. The Competition and Market Authority's ("CMA") Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 (the "CMA Order") also set out transitional rules that determine the latest date for the initial auditor rotation or tender process. The CMA Order applies to FTSE 350 companies. Carnival plc confirms that it complied with the provisions of the CMA Order in fiscal 2022.

PwC has been Carnival plc's auditor since fiscal 2003, so the transitional rules state that they may not be reappointed more than nine years after June 2014, effectively meaning that the audit firm must be changed for the fiscal 2024 audit at the latest. As a result, during fiscal 2022, the Audit Committees oversaw a competitive tender process to select an audit firm to replace PwC for the fiscal 2024 audit in accordance with statutory and regulatory requirements set out by the CMA, the Financial Conduct Authority ("FCA") and the FRC. The selected firm will audit the consolidated entity, Carnival Corporation & plc, and Carnival plc.

We invited three qualified public accounting firms to participate in the tender process during the first half of 2022 to ensure an orderly transition and the independence of the selected firm well ahead of the start of the fiscal 2024 audit. PwC, as the incumbent audit firm that has audited Carnival plc for 19 consecutive years from 2003 to 2022, was not invited to participate in the process.

Under the supervision of the Audit Committees, a selection committee, comprised of senior members of management (the "Selection Committee"), was established to manage the audit tender process. A set of selection criteria was developed by the Selection Committee to enable its members to evaluate each firm, taking into account meetings with each firm and their review of each firm's written proposal. The key selection criteria included audit quality and inspection results, public reports and comments from regulators, audit approach, relevant industry experience, a strong global network with significant experience in managing large multi-national audits in the U.S. and the UK, a presence in the key jurisdictions in which the business operates, quality of the proposed engagement team and the use of technology and innovation.

The Selection Committee provided input and made recommendations to the Audit Committees. Key steps in the tender process took place from February to May 2022 and included:

- In February 2022, the request for proposal ("RFP") was issued to a shortlist of firms meeting our selection criteria.
- A comprehensive data room was established to provide the firms with sufficient information to familiarize themselves with Carnival Corporation & plc and appropriately scope and design the audit.
- The three participating audit firms participated in a series of meetings with management from across our organization. This provided an opportunity for the firms to ask questions arising from their review of the data room, as well as enabling management to interact directly with each proposed audit team.
- The Chair of the Audit Committees interviewed each firm's proposed audit leads or partners.
- Each firm provided a demonstration of its audit related technology and analytics capabilities.

- Written proposals were received from all three participating firms in April 2022
- Each firm provided an independence assessment detailing services currently provided to us and confirmation of their ability to achieve independence within the required timeframe. These responses were reviewed to assess consistency with our own assessment.
- Reference checks were performed by our Global Controller and the Chair of the Audit Committees with comparable companies, seeking insights into matters such as the firms' ability to challenge management effectively, use of technology and tools, and confidence in the team's expertise, and experience. This included discussions with the references whom firms provided and reviewing each firm's quality inspection results issued by regulators.
- All three firms presented their proposals to the Selection Committee and Audit Committees in May 2022.
- During the oral presentations, the Audit Committees probed the firms on their commitment to diversity in the workforce, quality records, technical expertise, and planned audit approach, among other things.

Following a detailed review of the performance of each firm during the audit tender process and an evaluation against all criteria, the Audit Committees, with input from the Selection Committee, recommended Deloitte & Touche LLP as proposed auditor of Carnival Corporation and Deloitte LLP as proposed auditor of Carnival plc (together "Deloitte") as its preferred candidate to the Boards of Directors. The factors contributing to the selection of Deloitte as the preferred candidate included a high-quality and experienced proposed audit team, a record of delivering quality audits in both the U.S. and the UK, solid inspection results as well as its technology and innovation capabilities.

On June 23, 2022, the Boards of Directors selected Deloitte as the independent registered public accounting firm of Carnival Corporation and the independent auditors of Carnival plc for fiscal 2024 to be effective upon the execution of an engagement letter and related completion of Deloitte's standard client acceptance procedures to ensure their independence. The Boards of Directors will propose this appointment of Deloitte for fiscal 2024 at our Annual Meetings Shareholders in April 2024.

PwC will continue as the independent registered public accounting firm of Carnival Corporation and the independent auditors of Carnival plc for fiscal 2023, subject to their approval at the 2023 Annual Meetings of Shareholders. It is expected that during February 2023, Deloitte will begin the transition process, after confirming their independence. The transition process which will include shadowing PwC to familiarize themselves with our processes. To facilitate the transition, we will establish a working group led by the Global Controller.

FRC REVIEW

In November 2021, Carnival plc received a letter from the FRC informing Carnival plc that it had carried out a review of Carnival plc's Annual Report and Financial Statements for the period ending November 30, 2020 and that it had a number of questions to assist the FRC in understanding how Carnival plc had satisfied its reporting requirements.

Carnival plc has provided responses to the FRC's enquiries which they have acknowledged are now closed. In light of the FRC's enquiries, we have taken steps to enhance our disclosures in our 2022 Carnival plc Annual Report, most notably regarding climate change risk disclosures, the impact of our business on the environment, providing balanced information in our disclosure regarding the usage of LNG and the presentation of alternative performance measures and accounting for foreign exchange. In addition, we have reconsidered the cash flows for 2021 associated with long-term loans between Carnival plc and certain of its subsidiaries within the Carnival plc parent company statement of cash flows between financing and investing activities and concluded that these cash flows should have been classified within investing activities. Refer to Note 1 (Significant Accounting Policies) of the Carnival plc parent company financial statements for additional information.



On Behalf of the Audit Committee,

RICHARD J. GLASIER
Chair of the Audit Committees

January 27, 2023

Information and Professional Development

The Company Secretary is required to provide members of the Boards with appropriate information in advance of each meeting and Directors are required to devote adequate preparation time reviewing this information in advance of each meeting. Our Company Secretary is also responsible for advising the Boards through our Chair on all corporate governance matters.

All Directors have access to the advice and services of our Company Secretary and are permitted to obtain independent professional advice, at Carnival Corporation & plc's expense, as he or she may deem necessary to discharge his or her responsibilities as a Director. A Director is required to inform the Senior Independent Director of his or her intention to do so.

All Directors are offered the opportunity to attend training programs of their choice. The subject matter and content of such programs are reviewed periodically during the year. In addition, the Directors participated in multiple compliance and culture training sessions from experts in the field.

Board Performance Evaluations

During fiscal 2022, the Nominating & Governance Committees and the Boards conducted performance evaluations of the Boards, the Boards' Committees and the members of our Boards of Directors with assistance from an independent third-party governance expert. The UK Corporate Governance Code requires that an externally facilitated evaluation on the Boards' effectiveness be undertaken at least once every third year. During fiscal 2022, the Nominating & Governance Committees engaged The Governance Solutions Group, an independent third-party governance expert which has no other connection to Carnival Corporation & plc or any individual Director, to perform an assessment of the effectiveness of the Boards. The third-party governance expert interviewed each Director elected in 2021 and members of senior management who interact substantially with the Boards. Some of the main focus areas for the assessment were boards dynamics and rapport, board interaction and relationship with management, meeting structure and format, board balance and refreshment, board meeting logistics, meeting discussion topics and committee division of responsibilities. Following the completion of the assessment, the third-party governance expert reviewed the results of the assessment with the incumbent Senior Independent Director and then presented the results as well as recommendations to the full Boards, including our Chair, for discussion. The Boards will consider the third party governance expert's report and recommendations to further enhance the performance of the Boards and when reviewing the composition of the Boards and future board appointments.

In addition to the external evaluation, the Nominating & Governance Committees reviewed the individual performance of each Director focusing on his or her contribution to Carnival Corporation & plc, and specifically focusing on areas of potential improvement. In making their assessment, the Nominating & Governance Committees reviewed considerations of age, diversity, experience and skills in the context of the needs of the Boards, and with the aim of achieving an appropriate balance on the Boards. The performance review of Micky Arison, in his role as Chair, was conducted separately by the

Non-Executive Directors, led by the Senior Independent Director, Randall Weisenburger, taking into account the view of the other Executive Director.

The Nominating & Governance Committees also discussed and reviewed with Non-Executive Directors any significant time commitments they have with other companies or organizations. In addition, the number of directorships held by Non-Executive Directors was taken into account, in line with Carnival Corporation & plc's policy on limiting multiple appointments.

In October 2022, the Nominating & Governance Committees reported the results of their review to the Boards. The Boards concluded that each Director was an effective member of the Boards and had sufficient time to carry out properly their respective commitments to the Boards, their Committees and all other such duties as were required of them. It is the view of the Nominating & Governance Committees and the Boards that the Boards continued to operate effectively during fiscal 2022.

During fiscal 2022, the Audit Committees, the Compensation Committees, the Compliance Committees, the HESS Committees and the Nominating & Governance Committees also reviewed their own performance against their respective charters by completing questionnaires that were provided to the Chair of the Nominating & Governance Committees. The results of such reviews were discussed among the members and reported to the Boards. The Boards concluded that the Audit Committees, the Compensation Committees, the Compliance Committees, the HESS Committees and the Nominating & Governance Committees continued to function effectively and continued to meet the requirements of their respective charters.

Directors' Remuneration

The Carnival plc Directors' Remuneration Report is presented in two parts, with Part I forming part of the Proxy Statement and Part II being attached as Annex B to the Proxy Statement. A resolution to approve the Carnival plc Directors' Remuneration Report will be proposed at the 2023 Annual General Meeting.

Relations with Shareholders

The formal channels of communication by which the Boards communicate to shareholders the overall performance of Carnival Corporation & plc are the Annual Reports, Carnival plc half yearly financial report, joint Annual Report on Form 10-K, joint Quarterly Reports on Form 10-Q, joint Current Reports on Form 8-K, Proxy Statement and press releases.

Senior management and Non-Executive Directors of Carnival Corporation & plc meet periodically with representatives of institutional shareholders to discuss their views and to enable the strategies and objectives of Carnival Corporation & plc to be well understood. Issues discussed with institutional shareholders include executive compensation, performance, business strategies and corporate governance. For additional information on our shareholder engagement efforts in fiscal 2022, refer to section "Shareholder Engagement" in Part I of the Carnival plc Directors' Remuneration Report.

Presentations are made to representatives of the investment community periodically in the U.S., the UK and elsewhere. Results of each fiscal quarter are reviewed with the investment community and others following each quarter on conference calls that are broadcast live over the Internet.

The Boards receive periodic briefings from management regarding feedback and information obtained from Carnival Corporation & plc's shareholders and brokers. During fiscal 2022, Carnival Corporation & plc's management presented to the Boards regarding shareholder matters.

Shareholders will have the opportunity at the 2023 Annual General Meeting, notice of which is contained in the Proxy Statement, to ask questions of a representative of the Board and senior management.

The Boards have implemented procedures to facilitate communications between shareholders or interested parties and the Boards. Shareholders or interested parties who wish to communicate with the boards or the Senior Independent Director should address their communications to the attention of the Company Secretary of Carnival Corporation & plc at 3655 N.W. 87th Avenue, Miami, Florida 33178-2428, United States. The Company Secretary promptly forwards to the Senior Independent Director those communications which the Company Secretary believes require immediate attention. The Senior Independent Director notifies the Boards or the Chair of the relevant Committees of the Boards of those matters that he believes are appropriate for further action or discussion.

Annual Meetings of Shareholders

This year the Annual Meetings of Shareholders will be held at Carnival Place, 3655 NW 87th Avenue, Miami, Florida, United States on Friday, April 21, 2023. The meetings will commence at 8:30 a.m. (EDT), and although technically two separate meetings (the Carnival plc meeting will begin first), shareholders of Carnival Corporation may attend the Carnival plc meeting and vice-versa.

We are also pleased to host a live video broadcast of the Annual Meetings of Shareholders at our Carnival plc headquarters located at Carnival House, 100 Harbour Parade, Southampton SO15 1ST, United Kingdom at 1:30 p.m. (BST). Shareholder's planning to attend the live video broadcast in Southampton must submit a proxy in order to vote as they will not be able to vote in person from Southampton. Shareholders attending the live video broadcast in Southampton will be able to submit questions live to the Directors in Florida, but will not be treated as, or considered to be, "in attendance" at the Annual Meetings.

Workforce Engagement

In line with the UK Corporate Governance Code, Randall Weisenburger was appointed in 2020 as the designated Non-Executive Director for workforce engagement.

The main responsibilities of this role are the governance and oversight of the following matters:

- to directly engage with the workforce (which we also refer to as team members) in order to ensure their feedback and concerns are appropriately relayed to the Boards, and that strategic direction and priorities of the Boards are communicated throughout the workforce;
- to coordinate direct engagement between other Non-Executive Directors, management and the workforce, as appropriate;
- to support the Boards' discussion of employee engagement efforts and structure the contents of such discussions;
- to monitor and evaluate policies and practices relating to workforce engagement to ensure that the efforts on workforce engagement are effective, consistent with our values and support our long-term sustainable success and that employee feedback is shared and collected in a balanced and transparent way; and
- to report on the results of workforce engagement efforts, including any feedback and concerns from the workforce to the Boards periodically, and make any recommendations arising from those reports to the Boards.

We believe that having a designated Non-Executive Director who reports to the Boards with support from senior management, the global human resources department and the subsidiary management teams, is and continues to be an appropriate and effective workforce engagement method.

In this role, Mr. Weisenburger is also supported by senior management who are responsible for the day-to-day implementation of the efforts on workforce engagement. Given the global nature of our business with various operating companies, most workforce engagement activity is conducted at the subsidiary level under the leadership of the respective operating company management. During fiscal 2022, our workforce engagement program involved a continuation of a number of initiatives, led by various leaders throughout our organization, such as live virtual townhall meetings as well as a variety of virtual and live ship visits. In-person events and visits were not feasible at the start of the year because of continuing travel and health-related restrictions around the globe associated with the COVID-19 Omicron variant. Despite these challenges, we adapted as the year progressed to respond to the needs of our organization and our workforce. The Boards received regular reports from management regarding the status of the return to service, as well as updating the health and safety protocols and other critical matters as they relate to the workforce. The Boards continued to work closely with management to sustain the business while balancing the needs of the business with that of its workforce, shareholders and other stakeholders.

During fiscal 2022, with the full support of the Boards, we continued our initiatives designed to engage with and care for our workforce as protocol updates were implemented. Key areas of focus include Outreach & Wellness, Culture and Staffing. The Boards and their Committees received periodic reports from senior management on key issues and developments. Mr. Weisenburger reported to the full Boards on the workforce engagement efforts.

Our pay practices are established to attract and retain talented individuals at all levels of the organization and to reward performance, as described in the "Staffing" section below.

For addition information on how the interests of employees have been considered by the Boards in their discussions and decision-making, refer to the following section of the Strategic Report: 1.A.II. Mission (Purpose), Vision, Values and Priorities, 1.C.XII. Human Capital Management and Employees, 1.C.XIV. Ethics and Compliance and 7.Section 172(1) Statement. A statement describing how the Directors have performed their duty to act in the way they consider, in good faith, would most likely promote the success of Carnival Corporation & plc for the benefit of its members as a whole having regard to the stakeholders and matters set out in Section 172(1) (a) to (f) of the Companies Act, is included in the Strategic Report.

OUTREACH AND WELLNESS

Management, with support of the Boards of Directors, continued focus on shore and ship employee outreach and wellness with focus on the unique needs of shore and shipboard employees.

We remained focused on maintaining and improving ongoing communication with and from employees. The operating companies focused on communications channels including regular town halls, newsletters, email updates and video messages. Questions and comments from the workforce were requested in advance of the town hall meetings, and in some cases could be submitted electronically during those meetings. Town halls, in addition to other existing communication channels, such as the hotline referred to in the Hotline for Reporting Concerns section below, also allowed our workforce to provide comments and ask questions.

Brand leaders also increased shipboard outreach with live and virtual visits to ships. In addition, Non-Executive Directors were able to resume cruise visits in 2022.

Other examples of shoreside outreach and wellness efforts include:

- frequent updates from management to improve transparency on business developments;
- newsletters, emails and video updates for both active and furloughed employees to share news, recommendations, helpful resources and tips for wellness;
- encouraging leaders to conduct engagement check-ins with their teams as a group and individually in order to hear their concerns and take questions; and
- leveraging social media to engage with shore and shipboard workforce.

Other examples of shipboard efforts, in addition to expanding the use of our social media channels, include:

- video updates from brand leads;
- special recognition of achievements; and
- COVID-19 awareness, health and wellbeing related training materials.

In addition, the shipboard workforce continued to have access to resources and support to ensure physical and mental wellbeing. Brands instituted robust shipboard mental health and wellness plans, including the following:

- access to medical professionals, including mental health professionals, Care Team and peer support;
- seminars on dealing with stress, mindfulness and cognitive restructuring;
- on-demand physical and mental fitness video library;
- additional Wi-Fi, internet and telephone services;
- multi-faith spiritual services; and
- mental health awareness training.

The feedback obtained from the townhall meetings, surveys and other channels described above touched on themes such as communications, transparency, remote work solutions and engagement needs. With the support of the Boards, management actioned the feedback received through an assortment of communication, health and wellness and enrichment and recognition efforts.

As the understanding of COVID-19 and its variants continued to evolve, we worked with a number of leading public health, epidemiological and policy experts to support our ongoing efforts to develop appropriate protocols and procedures as restrictions on our cruise operations eased. These advisors will continue to provide guidance based on the latest scientific evidence and best practices for protection and mitigation, as well as regulatory requirements for the safety of our guests and employees.

We also continued our efforts to implement significant changes in the way we work, pivoting our shoreside operations to allow for remote working where possible including, for our US Headquarters office, creation of a Remote Work Policy. We leveraged information from experts in developing protocols and procedures for use in our shoreside offices for those employees whose duties require them to work at the office. In addition, we made available vaccines and boosters for our crew members, many of whom otherwise may not have had access to vaccinations. We believe these measures are critical to helping keep our workforce, their families and the communities in which we work, safe and healthy.

CULTURE


Our Culture Essentials
Speak Up
Respect and Protect
Improve
Communicate
Listen and Learn
Empower

During fiscal 2022, we developed and launched a Cross Brand Culture Survey program featuring a common survey focused on our Culture Essentials across ship and shore operations for all of our employees. This comprehensive semi-annual survey is now a key management tool for tracking our cultural health and putting in place initiatives, setting targets and action plans to improve our culture where appropriate. In connection with this, our operating companies will develop and implement specific initiatives—many of which will build upon our initial Culture Action Plan whereby brand leaders and senior management met with their direct reports to discuss these key behaviors. These initiatives are expected to include a series of extensive and consistent communications about the Culture Essentials to increase awareness; new and innovative training sessions to promote further understanding; and new expectations that would be measured and incorporated into performance evaluations. More specifically, through these steps, each brand would drive and incentivize the key behaviors that will strengthen our corporate culture.

To further elevate the importance of strengthening our corporate culture, management, under the supervision of the Boards, also developed a new culture governance process in which our leadership team is responsible and accountable for developing the strategy for culture improvements. Given the relative expertise of our human resource professionals, the human resource leaders within each operating company are responsible for implementing the strategy throughout the brands, as well as providing periodic reports that summarize such efforts and activities. We are focused on supporting a 'Culture of Compliance' through various compliance monitoring, communication, and continuous improvement processes. The Boards of Directors, together with their Committees, also play an important role in monitoring and assessing our culture to ensure that it is aligned with our strategy, values, mission and vision. As part of that role, in 2022 the Boards received and reviewed reports on the progress of our Culture Essentials.

The Boards of Directors also monitor alignment between our policies, practices and behaviors and our culture, mission, vision, values and strategy and review management's actions to improve this alignment. For example, a culture project began in mid-2021 that addressed the need to promote more accountability of our senior leaders within our organization. On behalf of the Boards of Directors, a nationally-recognized expert in ethics, compliance and integrity was engaged to lead this effort. This executive accountabilities project has been developed and was implemented in 2022. It provided the Boards with a practical tool for assessing the contributions that each leader made to further promote and embed our various culture-related priorities and values and this information was used as a meaningful part of the annual review of executive performance and compensation. Please refer to the "Executive Accountabilities" discussion of the "Annual Bonuses" section of Part I of the Carnival plc Remuneration Report for additional details.

Our goals also continue to be fostering a positive and just culture that involves supporting recruiting, developing and retaining the finest workforce. A highly motivated and engaged workforce is key to providing extraordinary cruise vacations. We believe in building trust-based relationships and listening to and acting upon our workforces' perspectives and ideas and use feedback tools to monitor and improve our progress in this area. We remain focused on becoming the travel & leisure's employer of choice. We celebrate our diverse team of over 160,000 team members representing approximately 150 countries and are committed to providing a welcoming and inclusive environment where people from different backgrounds, experiences, and walks of life can succeed. We care deeply for our team members and work hard to always cultivate an atmosphere of openness, respect, and trust. We know our team members are at the heart of inspiring unforgettable happiness, so we strive to be the world's number-one choice for hospitality, travel and leisure careers.f

STAFFING

In 2022, we completed a monumental 18-month journey marking our full return to guest cruise operations. As part of this endeavor, over the past 18 months we have returned over 100,000 crew members to our ships and employees to our shore side ranks. We also brought back the last of our furloughed employees.

Returning ship employees attend a "Welcome Back" session as each ship returns to service to review the Culture Essentials, new training curriculum and to encourage commitment to our Vision Statement, shared values and Culture Essentials. Our pay practices are established to attract and retain talented individuals at all levels of the organization and to reward performance. Engagement with the workforce on common pay programs with the support of the Boards were coordinated across the organization and shared locally via townhalls, communications from senior leadership and from their team leaders. Use of local engagement channels allowed each brand to tailor conversations to their specific programs. Our common programs for 2022 included merit increases, common forms of annual equity incentives for eligible employees, announcement of planned inflation and merit pay increases for 2023 as well as a new broad-based performance incentive program, all of which apply to executives and key personnel. These programs, established with the support of the Boards of Directors, reinforce our focus on retaining, rewarding and investing in our workforce as well as the alignment of our pay for performance philosophy for executives and the workforce.

Hotline for Reporting Concerns

We have policies and procedures in place for employees and other stakeholders to report any concerns or complaints regarding actual or suspected violations of our Code of Business Conduct and Ethics, our other policies, or the laws, and for appropriate investigations into and treatment of any such reports. We also provide an independent, third-party-hosted hotline where reports can be made in a secure, confidential and, where desired and permitted by applicable laws, anonymous manner. Our Compliance Committees are responsible for monitoring policies and procedures relating to submission, retention and treatment of reports described above. The Compliance Committees review and discuss on a quarterly basis reports regarding the status of hotline activity, trends and the results of any significant investigations. The reports are also shared with the full Boards. The Compliance Committees also review on a regular basis the policies and procedures relating to hotline complaints to ensure that they remain appropriate and effective.

Internal Control and Risk Management

A description of the Carnival Corporation & plc internal controls and risk management systems in relation to the financial reporting process can be found in the Strategic Report under Section 3. "Internal Control and Risk Assessment" and in the Proxy Statement under "Risk Oversight."

Directors' Responsibility for Financial Statements

The Statement of Directors' Responsibilities in relation to the Carnival plc financial statements is included in the Carnival plc Directors' Report attached as Annex A to the Proxy Statement.

Statement of Compliance with the UK Corporate Governance Code

The UK Corporate Governance Code 2018 applied to Carnival plc during the course of the financial year. Set out below is a chart that illustrates how Carnival Corporation & plc has applied the principles of the UK Corporate Governance Code during the year ended November 30, 2022. A copy of the UK Corporate Governance Code is available on the website of the UK Financial Reporting Council ("FRC") at **www.frc.org.uk.**

1. Board leadership and company purpose	
A. Effective Board	Carnival plc Corporate Governance Report: "Governance and Board Matters"; "Board Performance Evaluations"; "Board Structures and Delegation to Management."
B. Purpose, values and culture	Carnival plc Corporate Governance Report: "Workforce engagement"—"Culture"; "Workforce Engagement"; "Board Performance Evaluations."
C. Governance framework and Board resources	Carnival plc Corporate Governance Report: "Board Performance Evaluations"; "Board Structures and Delegation to Management."
D. Stakeholder engagement	Carnival plc Corporate Governance Report: "Workforce Engagement. " Carnival plc Directors' Remuneration Report (Part I): "Executive Summary"—"Shareholder Engagement." Carnival plc Directors' Report: "Other Stakeholders."
E. Workforce policies and practices	Carnival plc Corporate Governance Report: "Workforce engagement"; "Hotline for Reporting Concerns." Carnival plc Directors' Report: "Corporate and Social Responsibility"—"Employees."
2. Division of responsibilities	
F. Board roles	Carnival plc Corporate Governance Report: "Board Balance and Independence"; "Board Procedures and Responsibilities"; "Board Structures and Delegation to Management."
G. Independence	Carnival plc Corporate Governance Report: "Board Balance and Independence."
H. Time commitment and external appointments	Carnival plc Corporate Governance Report: "Board Procedures and Responsibilities"; "Board Performance Evaluations."
I. Resources, information and Company Secretary	Carnival plc Corporate Governance Report: "Information and Professional Development."
3. Composition, succession and evaluation	
J. Appointments to the Board	Carnival plc Corporate Governance Report: "Board Composition." Proxy Statement: "Nominations of Directors."
K. Boards skills, experience and knowledge	Carnival plc Corporate Governance Report: "Board Refreshment"; "Board Composition"; "Corporate Governance Guidelines"; Proxy Statement: "2023 Nominees for Election or Re-Election to the Boards."
L. Annual Board evaluation	Carnival plc Corporate Governance Report: "Board Performance Evaluation."

4. Audit, risk and internal control	
M. External and internal audit, integrity of financial statements	Proxy Statement: "Report of the Audit Committees." Carnival plc Corporate Governance Report: "Carnival plc Supplement to the Report of the Audit Committees"; "Corporate and Social Responsibility."
N. Assessment of company's position and prospects	Carnival plc Corporate Governance Report: "Statement of Directors' Responsibilities"; "Board Structures and Delegation to Management."
O. Internal financial controls and risk management	Carnival plc Corporate Governance Report: "Internal Control and Risk Management." Proxy Statement: "Risk Oversight."
5. Remuneration	
P. Linking remuneration with purpose and strategy	Carnival plc Directors' Remuneration Report (Part I): "Executive Summary"—"Our Compensation Philosophy"; "Process for Making Compensation Determinations"; "Named Executive Officer Compensation Design, Elements and Pay Mix."
Q. Procedure for developing remuneration policy	Carnival plc Directors' Remuneration Report (Part I): "Executive Summary"; "Process for Making Compensation Determinations"; "Named Executive Officer Compensation Design, Elements and Pay Mix." Carnival plc Directors' Remuneration Report (Part II): "2. Implementation Section"— "2.1 Implementation of Approved Policy," "2.9 Non-Executive Directors."
R. Remuneration outcomes	Carnival plc Directors' Remuneration Report (Part I): "Executive Summary"; "Process for Making Compensation Determinations"; "Named Executive Officer Compensation Design"; "Elements and Pay Mix."

Carnival Corporation & plc has applied all principles of the UK Corporate Governance Code and complied with its provisions throughout the year ended November 30, 2022, with the following exceptions:

- Provision 3 provides that the Chair should seek regular engagement with major shareholders. In order to facilitate shareholder engagement and achieve what we believe to be a better corporate governance outcome, our Chair, as an Executive Director and a significant shareholder, is not involved in regular shareholder engagement, and instead our Senior Independent Director, together with other Non-Executive Directors and/or Committee chairs, as appropriate, participate in our regular shareholder engagement efforts, as explained in this Corporate Governance Report under "Shareholder Engagement";
- Provision 19 provides that the Chair should not remain in post beyond nine years from the date of their first appointment to the Board. In addition, Provision 9 provides that the Chair should be independent on appointment. Our Chair of the Board of Directors of Carnival plc has been in his post for longer than nine years and was not considered independent on appointment. The Boards believe that due to Mr. Arison's unique experience and skills, his continued service as Chair is in the best interests of the Companies and their shareholders, as explained in this Corporate Governance Report under "Board Balance and Independence."
- Provision 36 provides that share awards granted to Executive Directors should be subject to a total vesting and holding period of five years or more and that a formal policy for post-employment shareholding requirements should be developed. Our share awards to our U.S.-based President, CEO and Chief Climate Officer are subject to vesting

periods that are less than five years, consistent with standard U.S. compensation practices, as explained in Part I of the Carnival plc Directors' Remuneration Report (included in our Proxy Statement) under "Equity-based Compensation." In addition, we do not have a formal policy for a Director's post-employment shareholding, consistent with standard U.S. compensation practices, as explained in the Carnival plc Directors' Remuneration Report attached as Annex B to the Proxy Statement under "Statement by Randall Weisenburger, Chair of the Compensation Committees"; and

- Provision 38 provides that only basic salary should be pensionable. The annual bonuses of our U.S. Executive Directors, consistent with U.S. pay practices, form part of their pensionable salary, as explained in the Carnival plc Directors' Remuneration Report attached as Annex B to the Proxy Statement under "Total Pension Entitlements."

This Corporate Governance Report was approved by the Board of Directors and is signed by order of the Board of Directors by:

ARNALDO PEREZ
Company Secretary

January 27, 2023

Annex D—Amendment of the Carnival Corporation 2020 Stock Plan

Section 5(b)(i) of the Carnival Corporation 2020 Stock Plan (the “Plan”) is hereby amended in its entirely to read as follows:

(i) subject to Section 12 of the Plan, no more than 46,650,000 Shares (the “Absolute Share Limit”) shall be available for Awards under the Plan;

This amendment has been approved by the Boards of Directors of Carnival Corporation and Carnival plc and will become effective only if approved by their shareholders.





CARNIVAL
CORPORATION & PLC







Carnival Corporation
Carnival Place
3655 N.W. 87th Avenue
Miami, Florida 33178-2428
United States
www.carnivalcorp.com

Carnival plc
Carnival House
100 Harbour Parade
Southampton SO15 1ST
United Kingdom
www.carnivalplc.com